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As confidentially submitted to the Securities and Exchange Commission on July 24, 2020
Securities Act File No. [*]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 ☒
Pre-Effective Amendment No. ☐
Post-Effective Amendment No. ☐

Trinity Capital Inc.
(Exact Name of Registrant as Specified in Charter)

3075 West Ray Road
Suite 525
Chandler, Arizona 85226
(Address of Principal Executive Offices)
(480) 374 5350
(Registrant’s Telephone Number, including Area Code)
Steven L. Brown
c/o Trinity Capital Inc.
3075 West Ray Road
Suite 525
Chandler, Arizona 85226
(Name and Address of Agent for Service)

WITH COPIES TO:
Cynthia M. Krus, Esq.
Stephani M. Hildebrandt, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20004
Tel: (202) 383-0100
Fax: (202) 637-3593
Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.
If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☐
It is proposed that this filing will become effective (check appropriate box):
☐ when declared effective pursuant to section 8(c)

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
Title of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share

(1)
Includes the underwriters’ option to purchase up to [•] additional shares of our common stock and [•] shares being registered for sale by the selling stockholders.

(2)
Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of determining the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JULY 24, 2020
PRELIMINARY PROSPECTUS
Trinity Capital Inc.
[•] Shares of Common Stock
We are a specialty lending company that provides debt, including loans and equipment financings, to growth stage companies, including venture-backed companies and companies with institutional equity investors. We define “growth stage companies” as companies that have significant ownership and active participation by sponsors, such as institutional investors or private equity firms, and annual revenues of up to $100 million.
We are an internally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). We intend to elect to be treated, and intend to qualify annually thereafter, as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes. As a BDC and a RIC, we are required to comply with certain regulatory requirements. See “Regulation” and “Certain U.S. Federal Income Tax Considerations.”
Our investment objective is to generate current income and, to a lesser extent, capital appreciation through our investments. We seek to achieve our investment objective by making investments consisting primarily of term loans and equipment financings and, to a lesser extent, working capital loans, equity and equity-related investments. In addition, we may obtain warrants or contingent exit fees at funding from many of our portfolio companies, providing an additional potential source of investment returns.
On January 16, 2020, we acquired our initial investment portfolio (the “Legacy Portfolio”) and certain other assets as described in more detail in “Formation Transactions.” Our senior management team comprises the majority of the senior management team that sourced and managed the Legacy Portfolio. As of March 31, 2020, our investment portfolio had an aggregate fair value of approximately $398.6 million and was comprised of approximately $282.1 million in secured loans, $88.4 million in equipment financings, and $28.1 million in equity and equity-related investments, including warrants, across 81 portfolio companies.
We primarily target investments in growth stage companies that have generally completed product development and are in need of capital to fund revenue growth. Our loans and equipment financings range from $2 million to $30 million. We are not limited to investing in any particular industry or geographic area and seek to invest in under-financed segments of the private credit markets. The debt in which we invest typically is not rated by any rating agency, but if these instruments were rated, they would likely receive a rating of below investment grade (that is, below BBB- or Baa3), which is often referred to as “high yield” or “junk.” As of March 31, 2020, the debt, including loans and equipment financings, in our portfolio had a weighted average time to maturity of approximately 2.9 years.
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”). As a result, we are subject to reduced public company reporting requirements and intend to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act.
This is our initial public offering of our shares of common stock, par value $0.001 per share, pursuant to which we are offering [•] shares of our common stock. In addition, this prospectus relates to [•] shares of our common stock (the "Secondary Shares") that may be sold by the selling stockholders identified under “Selling Stockholders" (the "Selling Stockholders"). We will not receive any of the proceeds from the sale of the Secondary Shares by the Selling Stockholders.
Our shares of common stock have no history of public trading. We have applied to have our common stock listed on the Nasdaq Global Select Market under the symbol “TRIN”.
We currently expect that the initial public offering price per share of our common stock will be between $[•] and $[•] per share. Assuming an initial public offering price of $[•] per share (the mid-point range of the estimated initial public offering price range), purchasers in this offering will experience dilution of approximately $[•] per share. See “Dilution” for more information.

Investing in our common stock involves a high degree of risk, including credit risk and the risk of the use of leverage, and is highly speculative. In addition, shares of closed-end investment companies, including BDCs, frequently trade at a discount to their net asset values. If shares of our common stock trade at a discount to our net asset value, purchasers in this offering will face increased risk of loss. Before buying any shares of our common stock, you should read the discussion of the material risks of investing in our common stock, including the risk of leverage, in “Risk Factors” beginning on page 23 of this prospectus.
This prospectus contains important information you should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. We also file periodic and current reports, proxy statements and other information about us with the U.S. Securities and Exchange Commission (the “SEC”). This information is available free of charge by contacting us at 3075 West Ray Road, Suite 525, Chandler, Arizona 85226, calling us at (480) 374-5350 or visiting our corporate website located at www.trincapinvestment.com. Information on our website is not incorporated into or a part of this prospectus. The SEC also maintains a website at http://www.sec.gov that contains this information.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Share	Total
Public offering price	$	$
Sales load (underwriting discounts and commissions)(1)	$	$
Proceeds to us, before expenses(2)	$	$
Proceeds to the Selling Stockholders, before expenses(3)	$	$

(1)
See “Underwriting” for a more complete description of underwriting discounts and commissions.

(2)
We estimate that we will incur offering expenses of approximately $[•] million, or approximately $[•] per share, in connection with this offering.

(3)
We will pay the fees and expenses incident to the offer and sale of the Secondary Shares by the Selling Stockholders (excluding underwriting discounts and commissions). We estimate that we will incur approximately $[•] of such fees and expenses.

We have granted the underwriters an option to purchase up to an additional [•] shares of our common stock from us, at the public offering price, less the sales load payable by us, within 30 days from the date of this prospectus. If the underwriters exercise their option in full, the total sales load will be $[•] million and total proceeds to us, before expenses, will be $[•] million.

The underwriters expect to deliver the shares of our common stock on or about [•], 2020.
Keefe, Bruyette & Woods
                       A Stifel Company
The date of this prospectus is [•], 2020.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to give you any information other than in this prospectus, and we take no responsibility for any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. We will update these documents to reflect material changes only as required by law.

i

PROSPECTUS SUMMARY
This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider before investing in our common stocks. You should read our entire prospectus before investing in our common stock.
On January 16, 2020, immediately following the consummation of the Private Offerings (as defined below), we acquired, through a series of transactions (the “Formation Transactions”), Trinity Capital Investment, LLC (“TCI”), Trinity Capital Fund II, L.P. (“Fund II”), Trinity Capital Fund III, L.P. (“Fund III”), Trinity Capital Fund IV, L.P. (“Fund IV”) and Trinity Sidecar Income Fund, L.P. (“Sidecar Fund”) and all of their respective assets (the “Legacy Assets”), including their respective investment portfolios (the “Legacy Portfolio”). In the Formation Transactions, the Legacy Funds were merged with and into the Company and the Legacy Portfolio became our investment portfolio. Our senior management team comprises the majority of the senior management team that managed the Legacy Funds and sourced the Legacy Portfolio. See “Formation Transactions.”
Throughout this prospectus, except where the context suggests otherwise:
•
the terms “we,” “us,” “our,” and “Company” refer to Trinity (as defined below) prior to the consummation of the Formation Transactions and Trinity Capital Inc. after the consummation of the Formation Transactions;

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“Legacy Funds” refers collectively to TCI, Fund II, Fund III, Fund IV and Sidecar Fund and their respective subsidiaries, general partners, managers and managing members, as applicable;

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“Legacy Investors” refers to the investors that received shares of our common stock through the Formation Transactions, which include the investors of the Legacy Funds and the general partners, managers and managing members, as applicable, of such funds; and

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“Trinity” refers collectively to the Legacy Funds, Trinity Capital Holdings, LLC and its management company subsidiaries, and their respective affiliates.

Trinity Capital Inc.
Overview
Trinity Capital Inc., a Maryland corporation, provides debt, including loans and equipment financings, to growth stage companies, including venture-backed companies and companies with institutional equity investors. Our investment objective is to generate current income and, to a lesser extent, capital appreciation through our investments. We seek to achieve our investment objective by making investments consisting primarily of term loans and equipment financings and, to a lesser extent, working capital loans, equity and equity-related investments. Our equipment financings involve loans for general or specific use, including acquiring equipment, that are secured by the equipment or other assets of the portfolio company. In addition, we may obtain warrants or contingent exit fees at funding from many of our portfolio companies, providing an additional potential source of investment returns. The warrants entitle us to purchase preferred or common ownership shares of a portfolio company, and we typically target the amount of such warrants to scale in proportion to the amount of the debt or equipment financing. Contingent exit fees are cash fees payable upon the consummation of certain trigger events, such as a successful change of control or initial public offering of the portfolio company. See "Business — Investment Philosophy, Strategy and Purpose.”
We target investments in growth stage companies, which are typically private companies, including venture-backed companies and companies with institutional equity investors. We define “growth stage companies” as companies that have significant ownership and active participation by sponsors, such as institutional investors or private equity firms, and annual revenues of up to $100 million. Subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”), we are not limited to investing in any particular industry or geographic area and seek to invest in under-financed segments of the private credit markets. The debt in which we invest typically is not rated by any rating agency, but if these instruments were rated, they would likely receive a rating of below investment grade (that is, below BBB- or Baa3), which is often referred to as “high yield” or “junk.”

We primarily seek to invest in loans and equipment financings to growth stage companies that have generally completed product development and are in need of capital to fund revenue growth. As of March 31, 2020, the portfolio companies comprising our investment portfolio had median annual revenues equal to approximately $22 million. We believe a lack of profitability often limits these companies’ ability to access traditional bank financing, and our in-house engineering and operations experience allows us to better understand this risk and earn what we believe to be higher overall returns and better risk-adjusted returns than those associated with traditional bank loans.
Historically, the Legacy Funds made loans and equipment financings of up to $30 million with an average investment size of approximately $8.1 million. Our loans and equipment financings range from $2 million to $30 million. We believe investments of this scale are generally sufficient to support near-term growth needs of most growth stage companies. We generally limit each loan and equipment financing to approximately five percent or less of our total assets. We seek to structure our loans and equipment financings such that amortization of the amount invested quickly reduces our risk exposure. Leveraging the experience of our investment professionals, we seek to target companies at the growth stage of development and to identify financing opportunities ignored by the traditional direct lending community.
We are an internally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act. We intend to elect to be treated, and intend to qualify annually, as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes. As a BDC and a RIC, we are required to comply with certain regulatory requirements. See “Regulation” and “Certain U.S. Federal Income Tax Considerations.” For example, as a BDC, at least 70% of our assets must be assets of the type listed in Section 55(a) of the 1940 Act, as described herein.
We generally intend to make quarterly distributions and to distribute, out of assets legally available for distribution, substantially all of our available earnings, as determined by our Board of Directors (the “Board”) in its sole discretion and in accordance with RIC requirements. The distributions that we pay may represent a return of capital. A return of capital will (i) lower a stockholder’s tax basis in our shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares, and (ii) reduce the amount of funds we have for investment in portfolio companies. A distribution or return of capital does not necessarily reflect our investment performance, and should not be confused with yield or income. We also have an “opt-out” distribution reinvestment plan, pursuant to which distributions are automatically reinvested in additional shares of our common stock unless a stockholder elects to receive distributions in cash. See “Distributions,” “Distribution Reinvestment Plan” and “Certain U.S. Federal Income Tax Considerations.”
We may borrow money from time to time if immediately after such borrowing, the ratio of our total assets (less total liabilities other than indebtedness represented by senior securities) to our total indebtedness represented by senior securities plus preferred stock, if any, is at least 150%. This means that generally, we can borrow up to $2 for every $1 of investor equity.
Our History
Overview
On January 16, 2020, we acquired the Legacy Funds, including the Legacy Portfolio, and Trinity Capital Holdings, LLC, a holding company whose subsidiaries managed and/or had the right to receive fees from certain of the Legacy Funds (“Trinity Capital Holdings”), using a portion of the proceeds from the Private Offerings. In the Formation Transactions, the Legacy Funds were merged with and into the Company, and we issued 9,183,185 shares of our common stock at $15.00 per share for an aggregate amount of approximately $137.7 million and paid approximately $108.7 million in cash to the Legacy Investors to acquire the Legacy Funds and all of their respective assets, including the Legacy Portfolio.
As part of the Formation Transactions, we also used a portion of the proceeds of the Private Offerings to acquire 100% of the equity interests of Trinity Capital Holdings, the sole member of Trinity Management IV, LLC, the investment manager to Fund IV and the sub-adviser to Fund II and Fund III, for an aggregate purchase price of $10.0 million, which was comprised of 533,332 shares of our common stock at $15.00 per share for an aggregate amount of approximately $8.0 million and approximately $2.0 million in cash. As a result of this transaction, Trinity Capital Holdings became a wholly-owned subsidiary of the Company. See “Formation Transactions” and “Business.”
Our senior management team, led by Steven L. Brown, comprises the majority of the senior management team that managed the Legacy Funds and sourced the Legacy Portfolio. Since the launch of TCI, Trinity’s first private fund, in 2008, the Legacy Funds had been providers of debt and equipment financing to growth stage companies, including venture capital-backed companies and companies with institutional equity investors. In addition, Trinity’s second and third private funds, Fund II and Fund III, were each licensed by the U.S. Small Business Administration (“SBA”) to operate as a small business investment company (“SBIC”) prior to the completion of the Formation Transactions.
As of March 31, 2020, our investment portfolio had an aggregate fair value of approximately $398.6 million and was comprised of approximately $282.1 million in secured loans, $88.4 million in equipment financings, and $28.1 million in equity and equity-related investments, including warrants, across 81 portfolio companies. See “Business” and “Formation Transactions.”
Credit Agreement
On January 8, 2020, Fund II, Fund III and Fund IV entered into a $300 million Credit Agreement (the “Credit Agreement”) with Credit Suisse AG (“Credit Suisse”). The Credit Agreement matures on January 8, 2022, unless extended, and we have the ability to borrow up to an aggregate of $300.0 million. Borrowings under the Credit Agreement generally bear interest at a rate of the three-month London Inter-Bank Offered Rate (“LIBOR”) plus 3.25%. Fund II and Fund III used the initial proceeds under the Credit Agreement to repay the outstanding SBA guaranteed debentures in aggregate amounts of $64.2 million and $150.0 million, respectively, and surrendered their respective SBIC licenses, which the SBA accepted and approved on January 10, 2020.
On January 16, 2020, in connection with the Formation Transactions, we became a party to, and assumed, the Credit Agreement through our wholly-owned subsidiary, Trinity Funding 1, LLC. We used a portion of the proceeds from the Private Offerings to repay a portion of the aggregate amount outstanding under the Credit Agreement in amount of approximately $60 million. As of March 31, 2020, approximately $130 million was outstanding under the Credit Agreement. See “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Private Offerings
In January 2020, we completed a private offering of shares of our common stock in reliance upon the available exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which we issued and sold 8,333,333 shares of our common stock for aggregate gross proceeds of approximately $125 million (the “Private Common Stock Offering”). See “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Securities Eligible for Future Sale.”
In January 2020, concurrent with the completion of the Private Common Stock Offering, we completed a private offering of $125 million in aggregate principal amount of our unsecured 7.00% Notes due 2025 (the “Notes”) in reliance upon the available exemptions from the registration requirements of the Securities Act (the “144A Note Offering,” and together with the Private Common Stock Offering, the “Private Offerings”). The Notes were issued pursuant to an Indenture dated as of January 16, 2020 (the “Base Indenture”), between us and U.S. Bank National Association, as trustee (the “Trustee”), and a First Supplemental Indenture, dated as of January 16, 2020 (the “First Supplemental Indenture” and together with the Base Indenture, the “Indenture”), between us and the Trustee. The Notes mature on January 16, 2025 (the “Maturity Date”), unless repurchased or redeemed in accordance with their terms prior to such date, and bear interest at a rate of 7.00% per year payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2020. See “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Securities Eligible for Future Sale.”

COVID-19 Developments
In March 2020, the outbreak of the novel coronavirus (“COVID-19”) was recognized as a pandemic by the World Health Organization. Shortly thereafter, the President of the United States declared a National Emergency throughout the United States attributable to such pandemic. The pandemic has become increasingly widespread in the United States, including in the markets in which the Company primarily operates.
We have and continue to assess the impact of the COVID-19 pandemic on our portfolio companies. We cannot predict the full impact of the COVID-19 pandemic, including its duration in the United States and worldwide and the magnitude of the economic impact of the outbreak, including with respect to the travel restrictions, business closures and other quarantine measures imposed on service providers and other individuals by various local, state, and federal governmental authorities, as well as non-U.S. governmental authorities. As such, we are unable to predict the duration of any business and supply-chain disruptions, the extent to which the COVID-19 pandemic will negatively affect our portfolio companies’ operating results or the impact that such disruptions may have on our results of operations and financial condition. Though the magnitude of the impact remains to be seen, we expect our portfolio companies and, by extension, our operating results to be adversely impacted by the COVID-19 pandemic and, depending on the duration and extent of the disruption to the operations of our portfolio companies, we expect that certain portfolio companies will experience financial distress and possibly default on their financial obligations to us and their other capital providers. We also expect that some of our portfolio companies may significantly curtail business operations, furlough or lay off employees and terminate service providers, and defer capital expenditures if subjected to prolonged and severe financial distress, which could impair their business on a permanent basis. We continue to closely monitor our portfolio companies, which includes assessing each portfolio company’s operational and liquidity exposure and outlook; however, any of these developments would likely result in a decrease in the value of our investment in any such portfolio company. In addition, to the extent that the impact to our portfolio companies results in reduced interest payments or permanent impairments on our investments, we could see a decrease in our net investment income, which would increase the percentage of our cash flows dedicated to our debt obligations and could impact the amount of any future distributions to our stockholders.
During the three months ended March 31, 2020, we experienced a slight decrease in originations, compared to the Legacy Funds’ originations during the fourth quarter of 2019, which reflects our increased focus on assessing the potential impact of the COVID-19 pandemic on our existing portfolio and providing support for our existing portfolio. For the three months ending June 30, 2020, we expect our investment activity to increase, as a result of increased investments in existing portfolio companies as well as investments in new portfolio companies.
Our Business and Structure
Overview
We provide debt, including loans and equipment financings, to growth stage companies, including venture-backed companies and companies with institutional equity investors. Our investment objective is to generate current income and, to a lesser extent, capital appreciation through our investments. We make investments consisting primarily of term loans and equipment financings and, to a lesser extent, working capital loans, equity and equity-related investments, similar to the investments in the Legacy Portfolio.
We target investments in growth stage companies with institutional investor support, experienced management teams, promising products and offerings, and large expanding markets. These companies typically have begun to have success selling their products to the market and need additional capital to expand their operations and sales. Despite often achieving growing revenues, these types of companies typically have limited financing options to fund their growth. Equity, being dilutive in nature, is generally the most expensive form of capital available, while traditional bank financing is rarely available, given the lifecycle stage of these companies. Financing from us bridges this financing gap, providing companies with growth capital, which may result in improved profitability, less dilution for all equity investors, and increased enterprise value. We are not limited to investing in any particular industry or geographic area and seek to invest in under-financed segments of the private credit markets.

We invest in debt, including loans and equipment financings, that may have initial interest-only periods of 0 to 24 months and may then fully amortize over a term of 24 to 60 months. These investments are typically secured by a blanket first lien, a specific asset lien on mission critical assets or a blanket second lien. We may also make a limited number of direct equity and equity-related investments in conjunction with our debt investments. We target growth stage companies that have recently issued equity to raise cash to offset potential cash flow needs related to projected growth, have achieved positive cash flow to cover debt service, or have institutional investors committed to providing additional funding. A loan or equipment financing may be structured to tie the amortization of the loan or equipment financing to the portfolio company’s projected cash balances while cash is still available for operations. As such, the loan or equipment financing may have a reduced risk of default. We believe that the amortizing nature of our investments will mitigate risk and significantly reduce the risk of our investments over a relatively short period. We focus on protecting and recovering principal in each investment and structure our investments to provide downside protection. As of March 31, 2020, the debt, including loans and equipment financings, in our portfolio had a weighted average time to maturity of approximately 2.9 years.
Certain of the loans in which we invest have financial maintenance covenants, which are used to proactively address materially adverse changes in a portfolio company’s financial performance. However, we have invested in and may in the future invest in or obtain significant exposure to “covenant-lite” loans, which generally are loans that do not have a complete set of financial maintenance covenants. Generally, covenant-lite loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, because we invest in and have exposure to covenant-lite loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.
Management Team
Upon our election to be regulated as a BDC, we became an internally managed BDC employing 29 dedicated professionals who were previously employed by a Trinity entity, including 11 investment, originations and portfolio management professionals, all of whom have experience working on investment and financing transactions. Our management team has prior management experience, including with early stage tech startups, and employs a highly systematized approach. Our senior management team, led by Steven L. Brown, comprises the majority of the senior management team that managed the Legacy Funds and sourced the Legacy Portfolio, and we believe is well positioned to take advantage of the potential investment opportunities available in the marketplace.
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Steven L. Brown, our founder, is our Chairman and Chief Executive Officer and has 25 years of experience in venture equity and venture debt investing and working with growth stage companies.

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Gerald Harder, our Chief Credit Officer, has been with Trinity since 2016, and we believe his prior 30 years of engineering and operations experience adds significant value in analyzing investment opportunities.

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Kyle Brown, our President and Chief Investment Officer, has been with Trinity since 2015 and is responsible for managing Trinity’s investment activities. He has historically managed relationships with potential investment partners, including venture capital firms and technology bank lenders, allowing us to nearly triple the number of investment opportunities reviewed by our senior management after Mr. Brown joined the senior management of Trinity.

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Ron Kundich, our Senior Vice President — Loan Originations, is responsible for developing relationships with our referral partners, sourcing potential investments and evaluating investment opportunities.

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David Lund, our Executive Vice President of Finance and Strategic Planning, has over 35 years of finance and executive leadership experience working with both private and publicly traded companies, including serving as Chief Financial Officer at an internally managed venture lending, publicly traded BDC during its initial stage and subsequent years of growth in assets.

All investment decisions are made by our Investment Committee (the “Investment Committee”), whose members consist of Steven L. Brown, Gerald Harder, Kyle Brown and Ron Kundich. We consider these individuals to be our portfolio managers. The Investment Committee approves proposed investments by majority consent, which majority must include Steven L. Brown, in accordance with investment guidelines and procedures established by the Investment Committee. See “Management” and “Executive Compensation” for additional information regarding these individuals.
The members of the Investment Committee have worked together in predecessor investment funds, including the Legacy Funds, and bring decades of combined experience investing in venture debt and venture capital and managing venture-backed start-ups and other public and private entities. As a result, the members of the Investment Committee have strong backgrounds in venture capital, private equity, investing, finance, operations, management and intellectual property, and have developed a strong working knowledge in these areas and a broad network of contacts. Combined, as of March 31, 2020, the members of the Investment Committee had over 75 years in aggregate of operating experience in various public and private companies, many of them venture-funded. As a group, they have managed through all aspects of the venture capital lifecycle, including participating in change of control transactions with venture-backed companies that they founded and/or served.
Potential Competitive Advantages
We believe that we are one of only a select group of specialty lenders that has our depth of knowledge, experience, and track record in lending to growth stage companies. Further, we are one of an even smaller subset of specialty lenders that offers both loans and equipment financings. Our other potential competitive advantages include:
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In-house engineering and operations expertise to evaluate growth stage companies’ business products and plans.

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Direct origination networks that benefit from relationships with venture banks, institutional equity investors and entrepreneurs built during the term of operations of the Legacy Funds, which began in 2008.

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A dedicated staff of professionals covering credit origination and underwriting, as well as portfolio management functions.

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A proprietary credit rating system and regimented process for evaluating and underwriting prospective portfolio companies.

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Scalable software platforms developed during the term of operations of the Legacy Funds, which support our underwriting processes and loan monitoring functions.

For additional information regarding our potential competitive advantages, see “Business.”
Market Opportunity
We believe that an attractive market opportunity exists for providing debt and equipment financing to growth stage companies for the following reasons:
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Growth stage companies have generally been underserved by traditional lending sources.

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Unfulfilled demand exists for debt, including loans and equipment financings, to growth stage companies due to the complexity of evaluating risk in these investments.

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Debt investments with warrants are less dilutive than traditional equity financing and complement equity financing from venture capital and private equity funds.

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Equity funding of growth stage companies, including venture capital backed companies, has increased steadily over the last ten years, resulting in new lending and equipment financing opportunities. During the last economic downturn from 2007 – 2009, new venture capital fundings in the United States decreased less than 15% annually, and totaled almost $60.0 billion. The total investment opportunities we have generated for review increased from approximately $1.14 billion in 2015 to $3.28 billion in 2018, and $3.81 billion for the year ended December 31, 2019. The total investment opportunities we have generated for review from inception of TCI through March 31, 2020 were approximately $14.0 billion. Notably, our equipment financing business has seen substantial growth in potential investment opportunities from $50 million in 2016 to $1.39 billion in 2019, with more growth projected in 2020 and beyond. We believe that our potential investment opportunities year to date signal a continuing robust market for investment in growth stage companies. However, during the three months ended March 31, 2020, we did experience a slight decrease in originations compared to the Legacy Funds’ originations during the fourth quarter of 2019, which reflects our increased focus on assessing the potential impact of the COVID-19 pandemic on our existing portfolio and providing support for our existing portfolio. For the three months ending June 30, 2020, we expect our investment activity to increase, as a result of increased investments in existing portfolio companies as well as investments in new portfolio companies.
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We estimate that the annual U.S. venture debt and equipment financing market in 2019 exceeded $16.0 billion, with the top three largest venture debt lenders comprising less than 15% of the total market. We believe that the equipment financing market is even more fragmented, with the majority of equipment financing providers unable to fund investments for more than $10 million. We believe there are significant growth opportunities for us to expand our market share in the venture debt market and become a one-stop shop for loans and equipment financing for growth stage companies.

Growth Stage Companies are Underserved by Traditional Lenders.   We believe many viable growth stage companies have been unable to obtain sufficient growth financing from traditional lenders, including financial services companies such as commercial banks and finance companies, because traditional lenders have continued to consolidate and have adopted a more risk-averse approach to lending. More importantly, we believe traditional lenders are typically unable to underwrite the risk associated with these companies effectively and generally refrain from lending and/or providing equipment financing to growth stage companies, instead preferring the risk-reward profile of traditional fixed asset-based lending.
Unfulfilled Demand for Debt and Equipment Financing to Growth Stage Companies.   Private capital in the form of debt and equipment financing from specialty finance companies continues to be an important source of funding for growth stage companies. We believe that the level of demand for debt and equipment financing is a function of the level of annual venture equity investment activity, and can be as much as 20% to 30% of such investment activity. We believe this market is largely served by a handful of venture banks, with whom our products generally do not compete, and a relative few term lenders and lessors.
We further believe that demand for debt and equipment financing to growth stage companies is currently underserved, given the high level of activity in venture capital equity market for the growth stage companies in which we invest, and that this is an opportune time to invest in the debt and equipment financing for growth stage companies. Our senior management team has seen a significant increase in the number of potential investment opportunities over the last ten years.
Debt Investments with Warrants Complement Equity Financing from Venture Capital and Private Equity Funds.   We believe that growth stage companies and their financial sponsors will continue to view debt and equipment financing as an attractive source of capital because it augments the capital provided by venture capital and private equity funds. We believe that our debt investments, including loans and equipment financings, will provide access to growth capital that otherwise may only be available through incremental equity investments by new or existing equity investors. As such, we intend to provide portfolio companies and their financial sponsors with an opportunity to diversify their capital sources.
For additional information regarding our market opportunity, see “Business.”
Investment Philosophy, Strategy and Process
Overview
We lend money in the form of term loans and equipment financings and, to a lesser extent, working capital loans to growth stage companies. Investors may receive returns from three sources — the loan’s interest payments or equipment financing payments and the associated contractual fees; the final principal payment; and, contingent upon a successful change of control or initial public offering, proceeds from the equity positions or contingent exit fees obtained at loan or equipment financing origination.
We primarily seek to invest in loans and equipment financings to growth stage companies that have generally completed product development and are in need of capital to fund revenue growth. As of March 31, 2020, the portfolio companies comprising our investment portfolio had median annual revenues equal to approximately $22 million. We believe a lack of profitability often limits these companies’ ability to access traditional bank financing, and our in-house engineering and operations experience allows us to better understand this risk and earn what we believe to be higher overall returns and better risk-adjusted returns than those associated with traditional bank loans.
Our loans and equipment financings range from $2 million to $30 million. We believe investments of this scale are generally sufficient to support near-term growth needs of most growth stage companies. We generally limit each loan and equipment financing to approximately five percent or less of our total assets. We seek to structure our loans and equipment financings such that amortization of the amount invested quickly reduces our risk exposure. Leveraging the experience of our investment professionals, we seek to target companies at the growth stage of development and to identify financing opportunities ignored by the traditional direct lending community.
We believe good candidates for loans and equipment financings appear in all business sectors. Subject to the requirements of the 1940 Act, we are not limited to investing in any particular industry or geographic area and seek to invest in under-financed segments of the private credit markets. We believe in diversification and do not intend to specialize in any one sector. Our portfolio companies are selected from a wide range of industries, technologies and geographic regions. Since we focus on investing in portfolio companies alongside venture capital firms and technology banks, we anticipate that most of our opportunities will come from sectors that those sources finance. See “Business” for additional details.
Characteristics of Target Portfolio Companies
We seek to invest in a cross-section of growth stage companies. In addition to the criteria discussed in this prospectus, we may consider other factors such as portfolio company size, industry, historical revenue growth, management’s revenue growth projections, relevant operating margins, competition, management capabilities and geographic concentration. We evaluate prospective portfolio companies quantitatively and qualitatively, and determine whether to make investments based on certain key factors, including the following:
•
Recent, Concurrent, or Future Funding by a Proven Venture Capital Firm.

•
Strong and Flexible Management Teams.

•
Successful Products and/or Services, and Intellectual Property.

•
Proven Technology.

•
Proven Business Model and Plan.

•
Defined Exit Strategy.

Investment Structure
We seek to structure portfolio investments to mitigate risk and provide attractive risk-adjusted returns for our investors while meeting portfolio companies’ financing needs. Typically, our loans, equipment financings and equity and equity-related investments take one of the following forms:
•
Term Debt and Working Capital Loans.   Term debt and working capital loans typically involve an initial interest-only period of 0 to 24 months, followed by an amortization period of 24 to 60 months. The average annual interest rate on these loans typically has ranged from 8% to 14% and may include fees paid at loan maturity that have ranged from 0% and 8% of invested principal.

•
Equipment Financing.   Typically, an equipment financing is structured as fully amortizing over a period of up to 60 months. The average annual interest rate on equipment financings typically has ranged from 7% to 14%, plus residual payments at the end of the equipment financing term that have ranged from 3% to 20% of the aggregate investment.
•
Additional Deal Considerations.   Additional deal considerations typically have included application and/or upfront fees of between 0% and 2% of invested principal, upfront interim rent of up to four months for equipment financings, upfront security deposit of up to three months for equipment financings, and final payments of between 0% and 6% of invested principal.

•
Equity and Equity-Related Securities.   We may also seek to obtain warrants entitling us to purchase preferred or common ownership shares of a portfolio company. We typically target the amount of such warrants to scale in proportion to the amount of the debt or equipment financing. In addition, we may obtain rights to purchase additional shares of our portfolio companies in subsequent equity financing rounds.

Investment Originations
We have a multi-channel sourcing strategy focused primarily on growth stage venture capital firms, private equity firms and technology banks as well as brokers who focus on our business. We seek to interact directly with the portfolio companies of these groups, and we typically negotiate investment terms directly with potential portfolio companies. We focus on venture and private equity firms with strong management teams, access to and availability of capital, as well as a history of supporting their portfolio companies. We have a nationwide network and have built relationships with these equity investors one relationship at a time establishing a positive track record of working with their portfolio companies. We have established relationships with the major technology banks and have established standard intercreditor and subordination agreements, which make working with technology banks seamless in most regions across United States.
We have expanded our originations team internally in order to continue to focus on building relationships with individuals at top tier venture capital firms as well as building out connections to a nationwide network of technology bankers. We have developed proprietary internal systems and technology to give our originations and marketing team real time information about the broader market and our investment pipeline, which we leverage to attempt to become and maintain our relationship as the first call for our referral sources. We believe this proactive marketing approach has generated significant opportunity growth, and positions us for potential portfolio growth. These efforts have resulted in our total investment opportunities generated for review increasing from approximately $1.14 billion in 2015 to $3.28 billion in 2018 and $3.81 billion for the year ended December 31, 2019. The total investment opportunities we have generated for review from inception of TCI through March 31, 2020 were approximately $14.0 billion.
Investment Management and Oversight
Our investment management and oversight activities are separate from our origination and underwriting activities. The team members serving our investment management and oversight functions have significant operating experience and are not associated with our origination function to avoid any biased views of performance. Beyond the dedicated portfolio management team, all of our management team members and investment professionals are typically involved at various times with our portfolio companies and investments. Our portfolio management team reviews our portfolio companies’ monthly or quarterly financial statements and compares actual results to the portfolio companies’ projections. Additionally, the portfolio management team may initiate periodic calls with the portfolio company’s venture capital partners and its management team, and may obtain observer rights on the portfolio company’s board of directors. Our management team and investment professionals anticipate potential problems by monitoring reporting requirements and having frequent calls with the management teams of our portfolio companies.
For additional information regarding our investment philosophy, strategy and process, see “Business.”
Employees
As of March 31, 2020, we had 29 employees, including 11 investment, originations and portfolio management professionals, all of whom have experience working on investment and financing transactions.

Corporate Information
Our principal executive offices are located at 3075 West Ray Road, Suite 525, Chandler, Arizona 85226 and our telephone number is (480) 374-5350. Our corporate website is located at www.trincapinvestment.com. Information on our website is not incorporated into or a part of this prospectus.
Risk Factors
An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” in this prospectus and the other information included in this prospectus before deciding to invest in shares of our common stock. Principal risks involved in an investment in us include:
•
we have limited operating history as a BDC;

•
we depend upon our senior management team and investment professionals, including the members of the Investment Committee, and their referral relationships with venture capital sponsors for our success;

•
economic recessions or downturns, disruptions and instability in capital markets, and political, social and economic uncertainty including as a result of the COVID-19 pandemic, could impair our portfolio companies and harm our business and operating results;

•
the COVID-19 pandemic has caused severe disruptions in the U.S. economy and has disrupted financial activity in the areas in which we or our portfolio companies operate;

•
our stockholders may experience dilution if additional shares of our common stock are issued, which could reduce the overall value of an investment in us;

•
regulations governing our operation as a BDC and RIC affect our ability to raise capital and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth;

•
we may borrow money, which may magnify the potential for gain or loss and may increase the risk of investing in us;

•
we will be subject to corporate-level U.S. federal income tax if we are unable to qualify or maintain our tax treatment as a RIC under Subchapter M of the Code;

•
changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy;

•
any failure in cyber security systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning, could impair our ability to conduct business effectively;

•
our management team and investment professionals may not be able to achieve the same or similar returns as those achieved by the Legacy Funds or by such persons while they were employed at prior positions;

•
our investment strategy focuses on growth stage companies, which are subject to many risks, including dependence on the need to raise additional capital, volatility, intense competition, shortened product life cycles, changes in regulatory and governmental programs, periodic downturns, below investment grade ratings, which could cause you to lose all or part of your investment in us;

•
we are subject to risks inherent in the equipment financing business that may adversely affect our ability to finance our portfolio on terms which will permit us to generate profitable rates of return for investors;

•
our investments are geographically concentrated in the Western and Northeastern part of the United States, including California, which may results in a single occurrence in a particular geographic area having a disproportionate negative impact on our investment portfolio. For example, portfolio companies in California, may be particularly susceptible to certain types of hazards, such as earthquakes, floods, mudslides, wildfires and other national disasters, which could have a negative impact on their business and ability to meet their obligations under their debt securities that we hold;
•
our investments are very risky and highly speculative and a lack of liquidity in our investments may adversely affect our business;

•
we may be subject to risks associated with our investments in senior loans, junior debt securities and covenant-lite loans;

•
our portfolio may be exposed in part to one or more specific industries, which may subject us to a risk of significant loss in a particular investment or investments if there is a downturn in that particular industry;

•
we are exposed to risks associated with changes in interest rates, including the decommissioning of LIBOR;

•
defaults by our portfolio companies could jeopardize a portfolio company’s ability to meet its obligations under the debt, equipment financing or equity investment that we hold which could harm our operating results;

•
we may not be able to pay distributions, our distributions may not grow over time and/or a portion of our distributions may be a return of capital;

•
investing in our common stock may involve an above-average degree of risk; and

•
the market price of our common stock may fluctuate significantly.

THE OFFERING SUMMARY
Common Stock Offered by Us
[•] shares (or [•] shares if the underwriters exercise their option to purchase additional shares of our common stock).
Common Stock Offered by the Selling Stockholders
[•] shares. The Secondary Shares offered pursuant to this prospectus were issued by us in the Private Common Stock Offering, the Formation Transactions and pursuant to our distribution reinvestment plan, and are being registered for resale pursuant to the Common Stock Registration Rights Agreement (as such term is defined herein). See “Selling Stockholders” and “Securities Eligible for Future Sale.”
Common Stock to be Outstanding after this Offering
[•] shares, (or [•] shares if the underwriters exercise their option to purchase additional shares of our common stock).
Use of Proceeds
Our net proceeds from this offering will be approximately $[•] million, (or approximately $[•] million if the underwriters exercise their option to purchase additional shares of our common stock), based on an offering price of $[•] per share, (the mid-point range of the estimated initial public offering price range).
[We intend to use the net proceeds of this offering to pay down a portion of our existing indebtedness outstanding under the Credit Agreement, to make investments in accordance with our investment objective, and for general corporate purposes.]
We will not receive any of the proceeds from the sale of the Secondary Shares.
Pursuant to the Common Stock Registration Rights Agreement, we will pay the fees and expenses incurred in offering and disposing of the Secondary Shares, including all registration and filing fees, any other regulatory fees, printing and delivery expenses, listing fees and expenses, fees and expenses of counsel, independent certified public accountants, and any special experts retained by us, and reasonable and documented fees and expenses of counsel to the Selling Stockholders in an amount not to exceed $75,000. The Selling Stockholders will be responsible for (i) all brokers’ and underwriters’ discounts and commissions, transfer taxes, and transfer fees relating to the sale or disposition of the Secondary Shares, and (ii) the fees and expenses of any counsel to the Selling Stockholders exceeding $75,000. See “Use of Proceeds.”
Proposed Symbol on the Nasdaq Global Select Market
We have applied to have our common stock listed on the Nasdaq Global Select Market under the symbol “TRIN”.
Distributions
We generally intend to make quarterly distributions and to distribute, out of assets legally available for distribution, substantially all of our available earnings, as determined by the Board in its sole discretion and in accordance with RIC requirements. The distributions that we pay may represent a return of capital. A return of capital will (i) lower a stockholder’s tax basis in our shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares, and (ii) reduce the amount of funds we have for investment in portfolio companies. A distribution or return of capital does not necessarily reflect our investment performance, and should not be confused with yield or income. See “Distributions” and “Certain Material U.S. Federal Income Tax Considerations.”
On May 7, 2020, the Board declared a distribution of $0.22 per share, which was paid on June 5, 2020 to stockholders of record on May 29, 2020. The distribution included approximately $2.9 million in cash and 87,388 shares issued pursuant to the Company’s distribution reinvestment plan. See “Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments.”
We can offer no assurance that we will achieve investment returns that will permit us to make distributions or that the Board will declare any distributions in the future.
To maintain our tax treatment as a RIC, we must make certain distributions. See “Certain U.S. Federal Income Tax Considerations — Taxation as a Regulated Investment Company.”
Taxation
We intend to elect to be treated as a RIC for U.S. federal income tax purposes, and we intend to operate in a manner so as to qualify annually for the tax treatment applicable to RICs. Our tax treatment as a RIC will enable us to deduct qualifying distributions to our stockholders, so that we will be subject to corporate-level U.S. federal income taxation only in respect of earnings that we retain and do not distribute.
To maintain our status as a RIC and to avoid being subject to corporate-level U.S. federal income taxation on our earnings, we must, among other things:
•
maintain our election under the 1940 Act to be treated as a BDC;

•
derive in each taxable year at least 90% of our gross income from dividends, interest, gains from the sale or other disposition of stock or securities and other specified categories of investment income; and

•
maintain diversified holdings.

In addition, to receive tax treatment as a RIC, we must timely distribute (or be treated as distributing) in each taxable year dividends for tax purposes equal to at least 90% of our investment company taxable income and net tax-exempt income for that taxable year.
As a RIC, we generally will not be subject to corporate-level U.S. federal income tax on our investment company taxable income and net capital gains that we distribute to stockholders. If we fail to distribute our investment company taxable income or net capital gains on a timely basis, we will be subject to a nondeductible 4% U.S. federal excise tax. We may choose to carry forward investment company taxable income in excess of current year distributions into the next tax year and pay the 4% U.S. federal excise tax on such income. Any carryover of investment company taxable income or net capital gains must be timely declared and distributed as a dividend in the taxable year following the taxable year in which the income or gains were earned. See “Distributions” and “Certain U.S. Federal Income Tax Considerations.”
Leverage
As a BDC, we are permitted under the 1940 Act to borrow funds or issue “senior securities” to finance a portion of our investments. As a result, we are exposed to the risks of leverage, which may be considered a speculative investment technique.
Leverage increases the potential for gain and loss on amounts invested and, as a result, increases the risks associated with investing in our securities. With certain limited exceptions, we may issue “senior securities,” including borrowing money from banks or other financial institutions only in amounts such that the ratio of our total assets (less total liabilities other than indebtedness represented by senior securities) to our total indebtedness represented by senior securities plus preferred stock, if any, is at least 150% after such incurrence or issuance. This means that generally, we can borrow up to $2 for every $1 of investor equity. The costs associated with our borrowings are borne by our stockholders. In connection with our organization, the Board and our initial sole stockholder authorized us to adopt the 150% asset coverage ratio. See “Regulation.”
As of March 31, 2020, approximately $130 million was outstanding under the Credit Agreement. We have the ability to borrow up to $300 million under the Credit Agreement and borrowings thereunder generally bear interest at a rate of the three-month LIBOR plus 3.25%.
As of March 31, 2020, $125 million in aggregate principal amount of the Notes was outstanding. The Notes bear interest at a rate of 7.00% per year payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2020.
As of March 31, 2020, our asset coverage ratio was approximately 188%. We target a leverage range of between 1.15x to 1.35x.
Distribution Reinvestment Plan
We have adopted an “opt out” distribution reinvestment plan for our stockholders. As a result, if we declare a cash dividend or other distribution, each stockholder that has not “opted out” of our distribution reinvestment plan will have their dividends or distributions automatically reinvested in additional shares of our common stock rather than receiving cash distributions. There are no brokerage charges or other charges to stockholders who participate in the distribution reinvestment plan.
Stockholders who receive dividends and other distributions in the form of shares of common stock generally are subject to the same U.S. federal tax consequences as stockholders who elect to receive their distributions in cash; however, since their cash dividends will be reinvested, those stockholders will not receive cash with which to pay any applicable taxes on reinvested dividends. See “Distribution Reinvestment Plan.”
Trading at a Discount
Shares of closed-end investment companies, including BDCs, frequently trade at a discount to their net asset value. We are not generally able to issue and sell our common stock at a price below our net asset value per share unless we have stockholder approval. The risk that our shares may trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our shares will trade above, at or below net asset value. See “Risk Factors.”
Custodian, Transfer and Dividend Paying Agent and Registrar
Wells Fargo Bank, National Association, serves as our custodian. American Stock Transfer & Trust Company, LLC serves as our transfer agent, plan administrator, dividend paying agent and registrar. See “Custodian, Transfer and Dividend Paying Agent and Registrar.”
Independent Registered Public Accounting Firm
Ernst & Young LLP acts as our independent registered public accounting firm.
Available Information
We have filed with the SEC a registration statement on Form N-2, of which this prospectus is a part, under the Securities Act. This registration statement contains additional information about us and the shares of our common stock being offered by this prospectus. We are also required to file periodic reports, current reports, proxy statements and other information with the SEC. This information is available on the SEC’s website at http:// www.sec.gov.
We maintain a website at www.trincapinvestment.com and make all of our periodic and current reports, proxy statements and other information available, free of charge, on or through our website. Information on our website is not incorporated into or part of this prospectus. You may also obtain such information free of charge by contacting us in writing at 3075 West Ray Road, Suite 525, Chandler, Arizona 85226., Attention: Investor Relations, or through the “Contact” section of our website at https://trincapinvestment.com/contact/.

FORMATION TRANSACTIONS
Formation Transactions
On January 16, 2020, immediately following the consummation of the Private Offerings, we used a portion of the proceeds of the Private Offerings to complete the Formation Transactions and acquire the Legacy Funds, which were managed by the members of our management team and our Investment Committee and Trinity Capital Holdings, a holding company whose subsidiaries managed and/or had the right to receive fees from certain of the Legacy Funds.
In the Formation Transactions, the Legacy Funds were merged with and into the Company, and we issued 9,183,185 shares of our common stock at $15.00 per share for an aggregate amount of approximately $137.7 million and paid approximately $108.7 million in cash to the Legacy Investors to acquire the Legacy Funds and all of their respective assets, including the Legacy Portfolio. The merger consideration of the Formation Transactions was based on valuations as of September 30, 2019, as adjusted for assets that were disposed of by the Legacy Funds, as well as earnings, capital contributions and distributions paid to the Legacy Investors and material events affecting the portfolio companies of the Legacy Funds subsequent to September 30, 2019 and through the closing date of the Formation Transactions.
As part of the Formation Transactions, we also used a portion of the proceeds of the Private Offerings to acquire 100% of the equity interests of Trinity Capital Holdings, the sole member of Trinity Management IV, LLC, the investment manager to Fund IV and the sub-adviser to Fund II and Fund III, for an aggregate purchase price of $10.0 million, which was comprised of 533,332 shares of our common stock at $15.00 per share for an aggregate amount of approximately $8.0 million and approximately $2.0 million in cash. The valuation of Trinity Capital Holdings as of September 30, 2019 was based upon a valuation of Trinity Capital Holdings prepared by an independent third-party valuation expert. As a result of this transaction, Trinity Capital Holdings became a wholly-owned subsidiary of the Company.
Set forth below is a diagram of our organizational structure following the Formation Transactions:
A summary of the fair value of the assets acquired and liabilities assumed from the Legacy Funds as of the acquisition date is as follows (in thousands):
Investments acquired	$417,023
Interest receivable and other assets acquired	1,191
A/P and accrued liabilities assumed	(680)
Customer deposits assumed	(4,250)
Credit facility assumed	(190,000)
Financing fees related to credit facility acquired	1,900
Cash acquired	19,183
Total net assets acquired	$244,367
For additional information, please refer to “Note 12 — Formation Transactions” in the Notes to Consolidated Financial Statements as of March 31, 2020.

FEES AND EXPENSES
The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. The expenses shown in the table under “Annual expenses” are based on estimated amounts for our current fiscal year and assume that we issue [•] shares of common stock in the offering, based on an offering price of  $[•] per share (the mid-point range of the estimated initial public offering price range). The following table should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or “the Company” or that “we” will pay fees or expenses, you will indirectly bear these fees or expenses as an investor in the Company.
Stockholder transaction expenses:
Sales load (as a percentage of offering price)	[•]%(1)
Offering expenses (as a percentage of offering price)	[•]%(2)
Distribution reinvestment plan expenses	$15.00(3)
Total stockholder transaction expenses (as a percentage of offering price)	[•]%
Annual expenses (as a percentage of net assets attributable to common stock):
Operating expenses	[•]%(4)
Interest payments on borrowed funds	[•]%(5)
Total annual expenses	[•]%(6)

(1)
The sales load (underwriting discount and commission) with respect to the shares of our common stock sold in this offering, including by us and the Selling Stockholders, which is a one-time fee paid to the underwriters, is the only sales load paid in connection with this offering.

(2)
Amount reflects estimated offering expenses of approximately $[•] million. We will pay the fees and expenses incident to the offer and sale of the Secondary Shares by the Selling Stockholders (excluding underwriting discounts and commissions). We estimate that we will incur approximately $[•] of such expenses. See “Use of Proceeds.”

(3)
The expenses of our distribution reinvestment plan are included in “Operating expenses.” The plan administrator’s fees will be paid by us. There will be no brokerage charges or other charges to stockholders who participate in our distribution reinvestment plan except that, if a participant elects by written notice to the plan administrator prior to termination of the participant’s account to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a $0.12 per share brokerage commission from the proceeds. For additional information, see “Distribution Reinvestment Plan.”

(4)
Operating expenses represent the estimated annual operating expenses of the Company and its consolidated subsidiaries based on annualized operating expenses for the quarter ended [•], 2020. We do not have an investment adviser and are internally managed by our executive officers under the supervision of the Board. As a result, we do not pay investment advisory fees, but instead we pay the operating costs associated with employing investment management professionals including, without limitation, compensation expenses related to salaries, discretionary bonuses and grants of options and restricted stock, if any.

(5)
Interest payments on borrowed funds represents an estimate of our annualized interest expense based on borrowings under the Credit Agreement with Credit Suisse and the Notes. The assumed weighted average interest rate on our total debt outstanding was 4.88%. As of March 31, 2020, we had $130 million outstanding under the Credit Agreement and $125 million in aggregate principal amount of the Notes outstanding. We may borrow additional funds from time to time to make investments to the extent we determine that the economic situation is conducive to doing so. We may also issue additional debt securities or preferred stock, subject to our compliance with applicable requirements under the 1940 Act.

(6)
The holders of shares of our common stock indirectly bear the cost associated with our annual expenses.

Example
The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above. Transaction expenses are included in the following example.
	1 year		3 years		5 years		10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return from realized capital gains	$	[•]	$	[•]	$	[•]	$	[•]
The foregoing table is to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, if our Board authorizes and we declare a cash dividend, participants in our distribution reinvestment plan who have not otherwise elected to receive cash will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Distribution Reinvestment Plan” for additional information regarding our distribution reinvestment plan.
This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

SELECTED FINANCIAL DATA AND PRO FORMA FINANCIAL INFORMATION
The following tables set forth our selected historical financial information and other data at and for the three months ended March 31, 2020 and the fiscal year ended December 31, 2019, including on a pro forma basis for the fiscal year ended December 31, 2019. We acquired the Legacy Funds, including the Legacy Assets, in connection with the Formation Transactions. On January 16, 2020, the Legacy Funds were merged with and into the Company. See “Formation Transactions.”
Our selected historical financial information and other data at and for the three months ended March 31, 2020 has been derived from our unaudited financial statements for the three months ended March 31, 2020, and the selected historical financial information and other data for the fiscal year ended December 31, 2019 has been derived from the audited financial statements of the Legacy Funds for the fiscal year ended December 31, 2019, which are included elsewhere in this prospectus and our SEC filings. In the opinion of management, all adjustments, consisting solely of normal recurring accruals, considered necessary for the fair presentation of the financial statements for our interim period, have been included. Our results for the interim period may not be indicative of our results for any future interim period or the full fiscal year.
The selected historical financial information and other data presented below should be read in conjunction with the financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.
Actual and Pro Forma As Adjusted Balance Sheet
The following unaudited actual and pro forma as adjusted balance sheet is based on our balance sheet as of March 31, 2020 and the historical audited balance sheet of the Legacy Funds as of December 31, 2019 included with this prospectus, and pro forma as adjusted to give effect to the borrowings under the Credit Agreement with Credit Suisse and repayment of the SBA guarantee debentures and the Loan and Security Agreement with MUFG, the completion of the Private Common Stock Offering and the 144A Note Offering, and completion of the Formation Transactions discussed in this prospectus.
	Legacy Funds			Trinity Capital Inc.
	Historical Combined Balance Sheets as of December 31, 2019	Credit Suisse Transaction(1)	Pro Forma Balance Sheet	Private Offerings(2)	Formation Transactions(3)	Pro Forma As Adjusted(3)	Actual as of March 31, 2020
	(dollars in millions, except share and per share data)						(unaudited)
Assets:
Investments, at fair value	$419.3	$—	$419.3	$—	$—	$419.3	$398.6
Cash and cash equivalents	52.9	(39.1)	13.8	235.3	(173.3)(4)	75.8	62.6
Restricted cash(6)	—	—	—	—	—	—	16.9
Interest receivable	3.3	—	3.3	—	—	3.3	3.2
Other assets	0.7	—	0.7	—	0.2	0.9	0.9
Total Assets	$476.2	$(39.1)	$437.1	$235.3	$(173.1)	$499.3	$482.2
Liabilities and Members’ Equity and Partnerships’ Capital:
Accounts payable and accrued expenses	$3.1	$(1.9)	$1.2	$—	$1.6	$2.8	$4.8
SBA debentures, net	209.1	(209.1)	—	—	—	—	—
Promissory Notes payable, net	21.8	—	21.8	—	(21.8)	—	—
2025 Notes, net	—	—	—	119.5	—	119.5	119.7
Credit facilities, net	8.2	178.1	186.3	—	(60.0)	126.3	126.7
Other liabilities	4.2	—	4.2	—	—	4.2	6.4
Total Liabilities	246.4	(32.9)	213.5	119.5	(80.2)	252.8	257.6
Members’ equity and partners’ capital contributions	229.8	(6.2)	223.6	—	(224.6)	(1.0)	—
Common stock, par value $0.001 per share; 200,000,000 shares authorized; 18,049,860(5) shares outstanding, pro forma, as adjusted	—	—	—	—	—	—	—

	Legacy Funds			Trinity Capital Inc.
	Historical Combined Balance Sheets as of December 31, 2019	Credit Suisse Transaction(1)	Pro Forma Balance Sheet	Private Offerings(2)	Formation Transactions(3)	Pro Forma As Adjusted(3)	Actual as of March 31, 2020
	(dollars in millions, except share and per share data)						(unaudited)
Assets:
Additional paid-in capital/undistributed earnings	—	—	—	125.0	132.2	257.2	270.8
Private Offerings costs and expenses	—	—	—	(9.2)	—	(9.2)	(10.6)
Retained earnings	—	—	—	—	(0.5)	(0.5)	(35.6)
Total members’ equity and partners’ capital/stockholders’ equity	229.8	(6.2)	223.6	115.8	(92.9)	246.5	224.6
Total liabilities and members’ equity and partners’ capital/stockholders’ equity	$476.2	$(39.1)	$437.1	$235.3	$(173.1)	$499.3	$482.2
Shares outstanding				8,333,333	9,716,527(5)	18,049,860(5)	18,049,860
Net asset value per share						$13.66	$12.44

(1)
The Credit Suisse Transaction consists of (i) borrowings under the Credit Agreement of approximately $190.0 million, net of $3.7 million of deferred costs, (ii) the repayment of the SBA guaranteed debentures of approximately $214.2 million as well as the write off of the related deferred financing costs of $5.1 million, (iii) the recording of $1.1 million of interest expense related to the SBA guaranteed debentures for the period of January 1, 2020 through the next payment date of March 1, 2020, and the related payment of such total accrued SBA guaranteed debenture interest of approximately $3.2 million, and (iv) the repayment of the amounts outstanding under a Loan and Security Agreement, dated as of March 29, 2019 and as amended on June 3, 2019, September 5, 2019 and January 2, 2020 (the “Loan and Security Agreement”), by and between Fund IV and MUFG Union Bank, N.A. (“MUFG”), of approximately $8.2 million.

(2)
The “Private Offerings Adjustments” consists of (i) the sale of 8.3 million shares of common stock, representing approximately $125.0 million in total value at an offering price of $15.00 per share in the Private Common Stock Offering, net of approximately $9.2 million of initial purchaser discounts and placement fees, and Private Common Stock Offering expenses, and (ii) the sale of $125.0 million in aggregate principal amount of the Notes, net of approximately $5.5 million of initial purchaser discounts and 144A Note Offering expenses.

(3)
In connection with the Formation Transactions, the Legacy Investors and the members of Trinity Capital Holdings were given the option to receive shares of common stock and/or cash in exchange for their interests. The deadline for the Legacy Investors to make their respective elections to receive shares of common stock and/or cash expired on November 15, 2019. Based on the results of such elections and the valuation of each Legacy Fund as of January 16, 2020 and for purposes of the Formation Transactions Adjustments, the Company issued 9,183,185 shares of common stock, representing approximately $137.7 million in total value based on a per share price of $15.00, and paid approximately $108.7 million in cash to the Legacy Investors in connection with the Formation Transactions. The merger consideration of the Formation Transactions was based on valuations as of September 30, 2019, as adjusted for assets that were disposed of by the Legacy Funds, as well as earnings, capital contributions and distributions paid to the Legacy Investors and material events affecting the portfolio companies of the Legacy Funds subsequent to September 30, 2019 and through January 16, 2020, the closing date of the Formation Transactions. As a result of these adjustments and changes in balances subsequent to September 30, 2019, members’ equity and partners’ capital contributions do not net to zero on a pro forma as adjusted basis. In addition, 533,332 shares of common stock, representing approximately $8.0 million in total value based on a per share price of $15.00, were issued to, and approximately $2.0 million in cash was paid to, the members of Trinity Capital Holdings for their equity interests in Trinity Capital Holdings in connection with the Formation Transactions.

(4)
Cash used in the Formation Transactions totals approximately $173.3 million, which was funded from $115.8 million in net proceeds from the Private Common Stock Offering and $119.5 million in net proceeds from the 144A Note Offering, resulting in an approximately $62 million increase of cash on hand. The cash used in the Formation Transactions was used in the following manner: approximately $108.7 million was paid to Legacy Investors, $60.0 million was used to partially repay amounts outstanding under the Credit Agreement, approximately $2.0 million was paid to the members of Trinity Capital Holdings as partial consideration for their equity interests, and a scheduled payment of $2.1 million to a former partner related to a severance agreement, which was an obligation of, and was paid by, Trinity Capital Holdings as a subsidiary of the Company.

(5)
Amount includes 10 shares of common stock issued in connection with the formation of the Company.

(6)
Restricted cash at March 31, 2020 consisted of approximately $16.1 million related to the Credit Facility covenants, and approximately $0.8 million held in escrow related to the payout of a severance related liability assumed as part of the Formation Transactions due to a former partner of the Legacy Funds.

Actual and Pro Forma As Adjusted Income Statement
The following unaudited actual and pro forma as adjusted income statement is based on our income statement for the three months ended March 31, 2020 and the historical audited income statement of the Legacy Funds as of December 31, 2019 included with this prospectus, and pro forma adjusted to give effect to the completion of the Formation Transactions, the Private Common Stock Offering and the 144A Note Offering discussed in this prospectus.
	For the Year Ended December 31, 2019			For the Year Ended December 31, 2018			For the Three Months Ended March 31, 2020
	(dollars in thousands)						(unaudited)
	Historical Statement of Operations	Adjustments for Trinity Capital Inc.(2)	Pro Forma Statement of Operations	Historical Statement of Operations	Adjustments for Trinity Capital Inc.(2)	Pro Forma Statement of Operations	Actual
Investment Income:
Interest Income	$55,738	$—	$55,738	$47,078	$—	$47,078	$10,860
Total investment income	55,738	—	55,738	47,078	—	47,078	10,860
Expenses:
Interest expense and other debt financing costs(1)	11,716	9,857	21,573	10,073	8,337	18,410	4,269
General and administrative(3)	1,149	8,226	9,375	—	7,769	7,769	2,282
Management fees to affiliate	8,226	(8,226)	—	7,769	(7,769)	—	—
Legal, accounting and other	—	1,150	1,150	273	1,150	1,423	—
Total expenses	21,091	11,007	32,098	18,115	9,487	27,602	6,551
Net Investment Income	34,647	(11,007)	23,640	28,963	(9,487)	19,476	4,309
Net realized gain/(loss) from investments	5,780	—	5,780	2,805	—	2,805	503
Net unrealized gain/(loss) from investments	(1,676)	—	(1,676)	(8,580)	—	(8,580)	(24,277)
Costs related to the acquisition of Trinity Capital Holdings and Legacy Funds	—	—	—	—	—	—	(15,586)
Net Income	$38,751	$(11,007)	$27,744	$23,188	$(9,487)	$13,701	$(35,051)
Return on Equity(4)

(1)
Interest expense for the periods ended December 31, 2019 and 2018 represents (i) SBA interest expense totaling approximately $8.8 million and $7.3 million for the fiscal years ended December 31, 2019 and 2018, respectively, for Fund II and Fund III borrowings, with annual interest rates ranging from 3.6% to 4.4%, (ii) interest expense totaling approximately $2.5 million and 2.7 million for the fiscal years ended December 31, 2019 and 2018, respectively, on the TCI promissory notes whose annual interest rates range from 8%-10%, and (iii) interest expense totaling approximately $0.4 million for the year ended December 31, 2019 for Fund IV under the Loan and Security Agreement. On a pro forma basis, (i) the amount borrowed and the effective annual interest rate on borrowings under the Credit Agreement could differ from historical borrowings, and the interest rate generally reflects the three-month LIBOR, plus 3.25%; and (ii) reflects the sale of $125.0 million in aggregate principal amount of the Notes, including the amortization of the financing fees.
(2)
Adjustments reflect additional audit, legal, and other general and administrative expenses that are expected to be incurred on a pro forma basis.

(3)
General and administrative expenses include compensation and benefits for approximately 28 full-time associates that provide deal origination, accounting, portfolio management, and other services, as well as other operating expenses such as lease, legal, marketing, and systems expenses.

(4)
For the year ended December 31, 2018, the pro forma return on equity is approximately 5.3%, and was calculated based on the average of the pro forma adjusted ending net assets at December 31, 2017 and December 31, 2018. For the year ended December 31, 2019, the pro forma return on equity is approximately 14.7%, and was calculated based on the annualized pro forma adjusted net income for the period and average of the pro forma adjusted ending net assets at December 31, 2018 and December 31, 2019.

RISK FACTORS
Investing in our common stock involves a number of significant risks. Before you invest in our common stock, you should be aware of various risks associated with the investment, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to make an investment in our common stock. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, you may lose all or part of your investment.
Risks Related to Our Business and Structure
We have limited operating history as a BDC.
We were formed on August 12, 2019 to acquire the assets of the Legacy Funds and have limited operating history as a combined entity or as a BDC. As a result, we are subject to the business risks and uncertainties associated with recently formed businesses, including the risk that we will not achieve our investment objective and the value of a stockholder’s investment could decline substantially or become worthless. In addition, we may be unable to generate sufficient revenue from our operations to make or sustain distributions to our stockholders.
The 1940 Act and the Code impose numerous constraints on the operations of BDCs and RICs that do not apply to the other types of investment vehicles and did not apply to the Legacy Funds. For example, under the 1940 Act, BDCs are required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private or thinly traded companies. Moreover, qualification for RIC tax treatment under Subchapter M of the Code requires, among other things, satisfaction of source-of-income, diversification and other requirements. The failure to comply with these provisions in a timely manner could prevent us from qualifying as a BDC or RIC or could force us to pay unexpected taxes and penalties, which could be material. Our management team’s lack of experience in managing a portfolio of assets under such constraints may hinder our ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective.
We depend upon our senior management team and investment professionals, including the members of the Investment Committee, for our success.
Our ability to achieve our investment objective and to make distributions to our stockholders depends upon the performance of our senior management. We depend on the investment expertise, skill and network of business contacts of our senior management team and investment professionals, including the members of the Investment Committee, who evaluate, negotiate, structure, execute, monitor and service our investments. Our success depends to a significant extent on the continued service and coordination of these individuals. The departure of any of these individuals or competing demands on their time in the future could have a material adverse effect on our ability to achieve our investment objective. Further, if these individuals do not maintain their existing relationships with financial institutions, sponsors and investment professionals and do not develop new relationships with other sources of investment opportunities, we may not be able to grow our investment portfolio or achieve our investment objective. This could have a material adverse effect on our financial condition and results of operations.
Our business model depends to a significant extent upon strong referral relationships with venture capital sponsors, and our inability to develop or maintain these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.
We expect that members of our management team will maintain their relationships with venture capital sponsors, and we will rely to a significant extent upon these relationships to provide us with our deal flow. If we fail to maintain our existing relationships, our relationships become strained as a result of enforcing our rights with respect to non-performing investments in protecting our investments or we fail to develop new relationships with other firms or sources of investment opportunities, then we will not be able to grow our investment portfolio. In addition, persons with whom members of our management team have relationships are not obligated to provide us with investment opportunities and, therefore, there is no assurance that such relationships will lead to the origination of debt or other investments.
Our financial condition and results of operations depend on our ability to manage our business effectively.
Our ability to achieve our investment objective and grow depends on our ability to manage our business. This depends, in turn, on our ability to identify, invest in and monitor companies that meet our investment criteria. The achievement of our investment objective depends upon the execution of our investment process and our access to financing on acceptable terms. Our senior origination professionals and other investment personnel may be called upon to provide managerial assistance to our portfolio companies. These activities may distract them or slow our rate of investment. Any failure to manage our business and our future growth effectively could have a material adverse effect on our business, financial condition, results of operations and prospects. Our results of operations depend on many factors, including the availability of opportunities for investment, readily accessible short and long-term funding alternatives in the financial markets and economic conditions. Furthermore, if we cannot successfully operate our business or implement our investment policies and strategies, it could negatively impact our ability to pay distributions or other distributions and you may lose all or part of your investment.
We are subject to certain regulatory restrictions that may adversely affect our business.
As an internally managed BDC, the size and categories of our assets under management are limited, and we will be unable to offer as wide a variety of financial products to prospective portfolio companies and sponsors (potentially limiting the size and diversification of our asset base). We therefore may not achieve efficiencies of scale and greater management resources available to externally managed BDCs.
Additionally, as an internally managed BDC, our ability to offer more competitive and flexible compensation structures, such as offering both a profit-sharing plan and a long-term incentive plan, is subject to the limitations imposed by the 1940 Act, which may limit our ability to attract and retain talented investment management professionals. As such, these limitations could inhibit our ability to grow, pursue our business plan and attract and retain professional talent, any or all of which may have a negative impact on our business, financial condition and results of operations.
You will not have the opportunity to evaluate the economic merits, transaction terms or other financial or operational data concerning our investments prior to purchasing shares of our common stock.
You will not have the opportunity to evaluate the economic merits, transaction terms or other financial or operational data concerning our investments prior to purchasing shares of our common stock. You must rely on our investment professionals and the Board to implement our investment policies, to evaluate our investment opportunities and to structure the terms of our investments. Because investors are not able to evaluate our investments in advance of purchasing shares of our common stock, an investment in shares of our common stock may entail more risk than other types of offerings. This additional risk may hinder your ability to achieve your own personal investment objective related to portfolio diversification, risk-adjusted investment returns and other objectives.
Our management team and/or members of the Investment Committee may, from time to time, possess material nonpublic information, limiting our investment discretion.
Our management team and/or the members of the Investment Committee may serve as directors of, or in a similar capacity with, companies in which we invest, the securities of which are purchased or sold on our behalf. In the event that material nonpublic information is obtained with respect to such companies, or we become subject to trading restrictions under the internal trading policies of those companies or as a result of applicable law or regulations, we could be prohibited for a period of time from purchasing or selling the securities of such companies, and this prohibition may have a material adverse effect on us.
We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.
Our competitors include both existing and newly formed equity and debt focused public and private funds, other BDCs, investment banks, venture-oriented commercial banks, commercial financing companies and, to the extent they provide an alternative form of financing, private equity and hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than us. For example, some competitors may have a lower cost of capital and access to funding sources (including deposits) that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or to the distribution and other requirements we must satisfy to maintain our ability to be subject to tax as a RIC. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to offer.
The competitive pressures we face may have a material adverse effect on our financial condition, results of operations and cash flows. We believe that some competitors may make loans with rates that are comparable or lower than our rates. We may lose some investment opportunities if we do not match our competitors’ pricing, terms and structure. However, if we match our competitors’ pricing, terms and structure, we may experience decreased net interest income, lower yields and increased risk of credit loss. As a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we may not be able to identify and make investments that are consistent with our investment objective.
In addition, we believe a significant part of our competitive advantage stems from the fact that the market for investments in small, fast-growing, private companies is underserved by traditional commercial banks and other financing sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms.
The capital markets are currently in a period of disruption and economic uncertainty. Such market conditions have materially and adversely affected debt and equity capital markets, which have had, and may continue to have, a negative impact on our business and operations.
The U.S. capital markets have experienced extreme volatility and disruption following the global outbreak of COVID-19 that began in December 2019, as evidenced by the volatility in global stock markets as a result of, among other things, uncertainty surrounding the COVID-19 pandemic and the fluctuating price of commodities such as oil. Despite actions of the U.S. federal government and foreign governments, these events have contributed to worsening general economic conditions that are materially and adversely impacting the broader financial and credit markets and reducing the availability of debt and equity capital for the market as a whole. These conditions could continue for a prolonged period of time or worsen in the future.
Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the full impact of the COVID-19 pandemic on our business. The extent of such impact will depend on future developments, which are highly uncertain, including when COVID-19 can be controlled and abated and when and how the economy may be reopened. As the result of the COVID-19 pandemic and the related adverse local and national economic consequences, we could be subject to any of the following risks, any of which could have a material, adverse effect on our business, financial condition, liquidity, and results of operations:
•
Current market conditions may make it difficult to raise equity capital because, subject to some limited exceptions, as a BDC, we are generally not able to issue additional shares of our common stock at a price less than the NAV per share without first obtaining approval for such issuance from our stockholders and our independent directors. In addition, these market conditions may make it difficult to access or obtain new indebtedness with similar terms to our existing indebtedness.

•
Significant changes or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity).

•
Significant changes in the capital markets, such as the recent disruption in economic activity caused by the COVID-19 pandemic, have adversely affected, and may continue to adversely affect, the pace of our investment activity and economic activity generally. Additionally, the recent disruption in economic activity caused by the COVID-19 pandemic has had, and may continue to have, a negative effect on the potential for liquidity events involving our investments. The illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes. An inability to raise or access capital, and any required sale of all or a portion of our investments as a result, could have a material adverse effect on our business, financial condition or results of operations.
The current period of capital markets disruption and economic uncertainty may make it difficult to extend the maturity of, or refinance, our existing indebtedness or obtain new indebtedness and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.
Current market conditions may make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms and any failure to do so could have a material adverse effect on our business. The debt capital that will be available to us in the future, if at all, may be at a higher cost and on less favorable terms and conditions than what we currently experience, including being at a higher cost in rising rate environments. If we are unable to raise or refinance debt, then our equity investors may not benefit from the potential for increased returns on equity resulting from leverage and we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies. An inability to extend the maturity of, or refinance, our existing indebtedness or obtain new indebtedness could have a material adverse effect on our business, financial condition or results of operations.
Capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets in the United States and abroad, which may have a negative impact on our business and operations.
From time-to-time, capital markets may experience periods of disruption and instability. During such periods of market disruption and instability, we and other companies in the financial services sector may have limited access, if available, to alternative markets for debt and equity capital. Equity capital may be difficult to raise because, subject to some limited exceptions which will apply to us as a BDC, we will generally not be able to issue additional shares of our common stock at a price less than net asset value without first obtaining approval for such issuance from our stockholders and our independent directors. In addition, our ability to incur indebtedness (including by issuing preferred stock) is limited by applicable regulations such that our asset coverage, as defined in the 1940 Act, must equal at least 150% immediately after each time we incur indebtedness. The debt capital that will be available, if at all, may be at a higher cost and on less favorable terms and conditions in the future. Any inability to raise capital could have a negative effect on our business, financial condition and results of operations.
Given the extreme volatility and dislocation in the capital markets over the past several years, many BDCs have faced, and may in the future face, a challenging environment in which to raise or access capital. In addition, significant changes in the capital markets, including the extreme volatility and disruption over the past several years, has had, and may in the future have, a negative effect on the valuations of our investments and on the potential for liquidity events involving these investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity). As a result, volatility in the capital markets can adversely affect our investment valuations. Further, the illiquidity of our investments may make it difficult for us to sell such investments if required and to value such investments. Consequently, we may realize significantly less than the value at which we carry our investments. An inability to raise capital, and any required sale of our investments for liquidity purposes, could have a material adverse impact on our business, financial condition or results of operations. In addition, a prolonged period of market illiquidity may cause us to reduce the volume of loans and debt securities we originate and/or fund and adversely affect the value of our portfolio investments, which could have a material and adverse effect on our business, financial condition, results of operations and cash flows.
We may need to raise additional capital to grow because we must distribute most of our income.
We will need additional capital to fund new investments and grow our portfolio of investments. We issued shares of our common stock in connection with the Private Common Stock Offering, issued the

Notes in connection with the 144A Note Offering, assumed the outstanding obligations under the Credit Agreement through our wholly-owned subsidiary, Trinity Funding 1, LLC, and may borrow from financial institutions in the future. Unfavorable economic conditions could increase our funding costs or result in a decision by lenders not to extend credit to us. A reduction in the availability of new capital could limit our ability to grow. In addition, we are required to distribute each taxable year an amount at least equal to 90% of our “investment company taxable income” (i.e., our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any) to our stockholders to continue to be taxed as a RIC. As a result, these earnings are not available to fund new investments.
We could raise capital through other channels.
The Board may determine to raise additional capital through other channels, including through private or public offerings. Capital raised through other channels could subject us to additional regulatory requirements. These additional provisions could affect our stockholders and limit our ability to take certain actions. In addition, if capital is raised through other channels, we would have to use financial and other resources to file any required registration statements and to comply with any additional regulatory requirements.
Regulations governing our operation as a BDC affect our ability to and the way in which we raise additional capital.
We issued the Notes and assumed the Credit Agreement through our wholly-owned subsidiary, Trinity Funding 1, LLC, and may issue other debt securities or preferred stock and/or borrow money from other banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we are permitted as a BDC to issue senior securities in amounts such that our asset coverage ratio, as defined in the 1940 Act, equals at least 150% (if certain requirements are met) of total assets less all liabilities and indebtedness not represented by senior securities immediately after each issuance of senior securities. We have satisfied the requirements to increase our asset coverage ratio to 150%, including stockholder and Board approval. Under a 150% asset coverage ratio, we could potentially borrow $2 for investment purposes of every $1 of investor equity.
If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous. This could have a material adverse effect on our operations and we may not be able to make distributions in an amount sufficient to be subject to taxation as a RIC, or at all. See “— Risks Related to our Business and Structure — We may borrow money, which may magnify the potential for gain or loss and may increase the risk of investing in us.” In addition, issuance of securities could dilute the percentage ownership of our current stockholders in us.
No person or entity from which we borrow money will have a veto power or a vote in approving or changing any of our fundamental policies. If we issue preferred stock, the preferred stock would rank “senior” to common stock in our capital structure, preferred stockholders would have separate voting rights on certain matters and might have other rights, preferences or privileges more favorable than those of our common stockholders, and the issuance of preferred stock could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our common stock or otherwise be in your best interest. Holders of our common stock will directly or indirectly bear all of the costs associated with offering and servicing any preferred stock that we issue. In addition, any interests of preferred stockholders may not necessarily align with the interests of holders of our common stock and the rights of holders of shares of preferred stock to receive distributions would be senior to those of holders of shares of our common stock.
We may borrow money, which may magnify the potential for gain or loss and may increase the risk of investing in us.
As part of our business strategy, we issued the Notes and assumed the Credit Agreement through our wholly-owned subsidiary, Trinity Funding 1, LLC, and we may borrow from and issue senior debt securities to banks, insurance companies and other lenders or investors. Holders of these senior securities or other credit facilities will have claims on our assets that are superior to the claims of our stockholders. Leverage magnifies the potential for loss on investments in our indebtedness and on invested equity capital. As we use leverage to partially finance our investments, you will experience increased risks of investing in our securities. If the value of our assets increases, then leveraging would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged our business. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our income would cause net investment income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to pay common stock distributions, scheduled debt payments or other payments related to our securities. Our ability to service any borrowings that we incur will depend largely on our financial performance and will be subject to prevailing economic conditions and competitive pressures. Leverage is generally considered a speculative investment technique.
The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns on our portfolio, net of expenses. Leverage generally magnifies the return of stockholders when the portfolio return is positive and magnifies their losses when the portfolio return is negative. The calculations in the table below are hypothetical, and actual returns may be higher or lower than those appearing in the table below.
	Assumed Return on Our Portfolio (Net of Expenses)
	-10%	-5%	0%	5%	10%
Corresponding return to common stockholder(1)	-24.47%	-15.60%	-6.72%	2.15%	11.03%

(1)
Assumes, as of March 31, 2020, (i) $482.2 million in total assets, (ii) $257.6 million in outstanding indebtedness, (iii) $224.6 million in net assets and (iv) weighted average interest rate, excluding fees (such as fees on undrawn amounts and amortization of financing costs), of 4.88%.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources” for more information regarding our borrowings.
There are significant financial and other resources necessary to comply with the requirements of being a public entity.
We are subject to the reporting requirements of the Exchange Act and certain requirements of the Sarbanes-Oxley Act (as defined herein). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting, which are discussed below. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls, significant resources and management oversight will be required. We have implemented procedures, processes, policies and practices for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to incur significant additional annual expenses related to these steps and, among other things, directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, additional administrative expenses, increased auditing and legal fees and similar expenses.
The systems and resources necessary to comply with public company reporting requirements will increase further once we cease to be an “emerging growth company” under the JOBS Act. As long as we remain an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will remain an emerging growth company for up to five years following an IPO or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act which would occur if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which could harm our business and the market price of our common stock.
We are not required to comply with certain requirements of the Sarbanes-Oxley Act, including the internal control evaluation and certification requirements of Section 404 of that statute (“Section 404”), and will not be required to comply with all of those requirements until we have been subject to the reporting requirements of the Exchange Act for a specified period of time or, in the case of the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, the date we are no longer an emerging growth company under the JOBS Act. Accordingly, our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 that we will eventually be required to meet. We are in the process of addressing our internal controls over financial reporting and are establishing formal procedures, policies, processes and practices related to financial reporting and to the identification of key financial reporting risks, assessment of their potential impact and linkage of those risks to specific areas and activities within the Company.
Additionally, we have begun the process of documenting our internal control procedures to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC pursuant to the Exchange Act, or the date we are no longer an emerging growth company under the JOBS Act. Because we do not currently have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal control over financial reporting or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal control over financial reporting. As a public entity, we will be required to complete our initial management assessment of our internal control over financial reporting in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our operations, financial reporting or financial results could be adversely affected. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, and result in a breach of the covenants under the agreements governing any of our financing arrangements. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements could also suffer if we or our independent registered public accounting firm were to report a material weakness in our internal control over financial reporting. This could materially adversely affect us and, following an IPO, lead to a decline in the market price of our common stock.
Provisions in our credit facilities may limit our operations.
At our discretion, we may utilize the leverage available under the Credit Agreement for investment and operating purposes. Additionally, we may in the future enter into additional credit facilities. To the extent we borrow money to make investments, the applicable credit facility may be backed by all or a portion of our loans and securities on which the lender will have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with a lender. We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lenders or their designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.
In addition, any security interests and/or negative covenants required by any credit facility may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under any credit facility were to decrease, we may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under the credit facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make distributions.
In addition, we may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition. This could reduce our liquidity and cash flow and impair our ability to grow our business.
Any defaults under a credit facility could adversely affect our business.
In the event we default under any credit facility or other borrowings, our business could be adversely affected as we may be forced to sell a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support working capital requirements under the credit facility, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under such credit facility could assume control of the disposition of any or all of our assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.
We are exposed to risks associated with changes in interest rates.
Because we may borrow money to make investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. A reduction in the interest rates on new investments relative to interest rates on current investments could have an adverse impact on our net investment income. However, an increase in interest rates could decrease the value of any investments we hold which earn fixed interest rates and also could increase our interest expense, thereby decreasing our net income. Also, an increase in interest rates available to investors could make an investment in our common stock less attractive if we are not able to increase our distribution rate, which could reduce the value of our common stock. Further, rising interest rates could also adversely affect our performance if such increases cause our borrowing costs to rise at a rate in excess of the rate that our investments yield.
In periods of rising interest rates, to the extent we borrow money subject to a floating interest rate, our cost of funds would increase, which could reduce our net investment income. Further, rising interest rates could also adversely affect our performance if we hold investments with floating interest rates, subject to specified minimum interest rates (such as a LIBOR floor), while at the same time engaging in borrowings subject to floating interest rates not subject to such minimums. In such a scenario, rising interest rates may increase our interest expense, even though our interest income from investments is not increasing in a corresponding manner as a result of such minimum interest rates.

If general interest rates rise, there is a risk that the portfolio companies in which we hold floating rate securities will be unable to pay escalating interest amounts, which could result in a default under their loan documents with us. Rising interest rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. In addition, rising interest rates may increase pressure on us to provide fixed rate loans to our portfolio companies, which could adversely affect our net investment income, as increases in our cost of borrowed funds would not be accompanied by increased interest income from such fixed-rate investments.
On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. It is unclear if at that time whether LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index calculated by short term repurchase agreements, backed by Treasury securities called the Secured Overnight Financing Rate (“SOFR”). The first publication of SOFR was released in April 2018. Whether or not SOFR attains market traction as a LIBOR replacement remains a question and the future of LIBOR at this time is uncertain. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted. The elimination of LIBOR or any other changes or reforms to the determination or supervision of LIBOR could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, and other financial obligations or extensions of credit held by or due to us or on our overall financial condition or results of operations. In addition, if LIBOR ceases to exist, we may need to renegotiate credit agreements extending beyond 2021 with our portfolio companies that utilize LIBOR as a factor in determining the interest rate, in order to replace LIBOR with the new standard that is established, which may have an adverse effect on our overall financial condition or results of operations. Following the replacement of LIBOR, some or all of these credit agreements may bear interest a lower interest rate, which could have an adverse impact on our results of operations. Furthermore, under the Credit Agreement with Credit Suisse, borrowings generally will bear interest at a rate of the three-month LIBOR plus 3.25%. If LIBOR ceases to exist, we would need to renegotiate certain terms of the Credit Agreement. If we are unable to do so, amounts drawn under the Credit Agreement may bear interest at a higher rate, which would increase the cost of our borrowings and, in turn, affect our results of operations.
Falling interest rates may negatively impact our investment income.
As a result of the decision by the Federal Reserve Board to decrease the target range for the federal funds rate in response to the COVID-19 pandemic, interest rates have decreased. Some of our credit agreements with our portfolio companies utilize the prime rate as a factor in determining interest rate. However, under the Credit Agreement with Credit Suisse, borrowing generally will bear interest at a rate of the three-month LIBOR plus 3.25%. Accordingly, a reduction in interest rates will result in a decrease in our total investment income unless limited by interest rate floors. Further, our net investment income could decrease if there is not a corresponding decrease in the interest that we pay on our borrowings.
If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC, which would have a material adverse effect on our business, financial condition and results of operations.
As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. We believe that most of the investments that we may acquire in the future will constitute qualifying assets. However, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we could violate the 1940 Act provisions applicable to BDCs. As a result of such violation, specific rules under the 1940 Act could prevent us, for example, from making follow-on investments in existing portfolio companies which could result in the dilution of our position or could require us to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. If we need to dispose of investments quickly, it could be difficult to dispose of such investments on favorable terms. We may not be able to find a buyer for such investments and, even if we do find a buyer, we may have to sell the investments at a substantial loss. Any such outcomes would have a material adverse effect on our business, financial condition, results of operations, and cash flows.
Many of our portfolio investments will be recorded at fair value as determined in good faith by the Board and, as a result, there may be uncertainty as to the value of our portfolio investments.
Under the 1940 Act, we are required to carry our portfolio investments at market value or if there is no readily available market value, at fair value as determined by the Board. Many of our portfolio investments may take the form of securities that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable, and we value these securities at fair value as determined in good faith by the Board, including to reflect significant events affecting the value of our securities. As part of the valuation process, we may take into account the following types of factors, if relevant, in determining the fair value of our investments:
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a comparison of the portfolio company’s securities to publicly traded securities;

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the enterprise value of a portfolio company;

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the nature and realizable value of any collateral;

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the portfolio company’s ability to make payments and its earnings and discounted cash flow;

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the markets in which the portfolio company does business; and

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changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made in the future and other relevant factors.

We expect that most of our investments (other than cash and cash equivalents) will be classified as Level 3 in the fair value hierarchy and require disclosures about the level of disaggregation along with the inputs and valuation techniques we use to measure fair value. This means that our portfolio valuations are based on unobservable inputs and our own assumptions about how market participants would price the asset or liability in question. Inputs into the determination of fair value of our portfolio investments require significant management judgment or estimation. Even if observable market data is available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. We employ the services of one or more independent service providers to review the valuation of these securities. The types of factors that the Board may take into account in determining the fair value of our investments generally include, as appropriate, comparison to publicly traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Due to this uncertainty in the value of our portfolio investments, a fair value determination may cause net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon one or more of our investments. As a result, investors purchasing shares of our common stock based on an overstated net asset value would pay a higher price than the value of the investments might warrant. Conversely, investors selling shares during a period in which the net asset value understates the value of investments will receive a lower price for their shares than the value the investment portfolio might warrant.
We will adjust quarterly the valuation of our portfolio to reflect the determination of the Board of the fair value of each investment in our portfolio. Any changes in fair value are recorded in our statements of operations as net change in unrealized gain (loss) on investments.
We may experience fluctuations in our quarterly operating results.
We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we acquire, the default rate on such securities, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.
Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.
We and our portfolio companies are subject to regulation at the local, state and federal level. These laws and regulations, as well as their interpretation, may change from time to time, including as the result of interpretive guidance or other directives from the U.S. President and others in the executive branch, and new laws, regulations and interpretations may also come into effect, including those governing the types of investments we or our portfolio companies are permitted to make, any of which could have a material adverse effect on our business. In particular, on July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, became law. The Dodd-Frank Act impacts many aspects of the financial services industry. Many of the provisions of the Dodd-Frank Act have been implemented, while others will still require final rulemaking by regulatory authorities. President Trump and certain members of Congress have indicated that they will seek to amend or repeal portions of the Dodd-Frank Act, among other federal laws, and drastically reduce the role of regulatory agencies, such as the Consumer Financial Protection Bureau, which may create regulatory uncertainty in the near term. While the impact of the Dodd-Frank Act, and recently-enacted federal tax reform legislation on us and our portfolio companies may not be known for an extended period of time, the Dodd-Frank Act and federal tax reform, including future rules implementing its provisions and the interpretation of those rules, along with other legislative and regulatory proposals directed at the financial services industry or affecting taxation that are proposed or pending in the U.S. Congress, may negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies, intensify the regulatory supervision of us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies. In addition, if we do not comply with applicable laws and regulations, we could lose any licenses that we then hold for the conduct of our business and may be subject to civil fines and criminal penalties.
Additionally, changes to the laws and regulations governing our operations, including those associated with RICs, may cause us to alter our investment strategy in order to avail ourselves of new or different opportunities or result in the imposition of corporate-level U.S. federal income taxes on us. Such changes could result in material differences to the strategies and plans set forth in this prospectus and may shift our investment focus from the areas of expertise of our investment professionals to other types of investments in which our investment professionals may have little or no expertise or experience. Any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.
Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it will take, increased regulation of non-bank credit extension could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business, financial condition and results of operations.
The Board may change our investment objective, operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.
The Board has the authority, except as otherwise prohibited by the 1940 Act, to modify or waive certain of our operating policies and strategies without prior notice and without stockholder approval. However, absent stockholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC. Under Maryland law, we also cannot be dissolved without prior stockholder approval except by judicial action. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and the price value of our common stock. Nevertheless, any such changes could adversely affect our business and impair our ability to make distributions.

Terrorist attacks, acts of war, global health emergencies or natural disasters may impact the businesses in which we invest and harm our business, operating results and financial condition.
Terrorist acts, acts of war, global health emergencies or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Future terrorist activities, military or security operations, global health emergencies or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks, global health emergencies and natural disasters are generally uninsurable.
Internal and external cyber threats, as well as other disasters, could impair our ability to conduct business effectively.
The occurrence of a disaster, such as a cyber-attack against us or against a third-party that has access to our data or networks, a natural catastrophe, an industrial accident, failure of our disaster recovery systems, or consequential employee error, could have an adverse effect on our ability to communicate or conduct business, negatively impacting our operations and financial condition. This adverse effect can become particularly acute if those events affect our electronic data processing, transmission, storage, and retrieval systems, or impact the availability, integrity, or confidentiality of our data.
We depend heavily upon computer systems to perform necessary business functions. Despite our implementation of a variety of security measures, our computer systems, networks, and data, like those of other companies, could be subject to cyber-attacks and unauthorized access, use, alteration, or destruction, such as from physical and electronic break-ins or unauthorized tampering. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary, and other information processed, stored in, and transmitted through our computer systems and networks. Such an attack could cause interruptions or malfunctions in our operations, which could result in financial losses, litigation, regulatory penalties, client dissatisfaction or loss, reputational damage, and increased costs associated with mitigation of damages and remediation.
Third parties with which we do business may also be sources of cybersecurity or other technological risk. We outsource certain functions and these relationships allow for the storage and processing of our information, as well as client, counterparty, employee, and borrower information. While we engage in actions to reduce our exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure, destruction, or other cybersecurity incidents that adversely affects our data, resulting in increased costs and other consequences as described above. We and our service providers are currently impacted by quarantines and similar measures being enacted by governments in response to COVID-19, which are obstructing the regular functioning of business workforces (including requiring employees to work from external locations and their homes). Accordingly, the risks described above are heightened under current conditions.
We may incur lender liability as a result of our lending activities.
In recent years, a number of judicial decisions have upheld the right of borrowers and others to sue lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. We may be subject to allegations of lender liability, which could be time-consuming and expensive to defend and result in significant liability.
We may incur liability as a result of providing managerial assistance to our portfolio companies.
In the course of providing significant managerial assistance to certain portfolio companies, certain of our management and directors may serve as directors on the boards of such companies. To the extent that litigation arises out of investments in these companies, our management and directors may be named as defendants in such litigation, which could result in an expenditure of our funds, through our indemnification of such officers and directors, and the diversion of management time and resources.
Our management team and investment professionals may not be able to achieve the same or similar returns as those achieved by the Legacy Funds or by such persons while they were employed at prior positions.
The track record and achievements of the our management team and investment professionals are not necessarily indicative of future results that will be achieved by us. As a result, we may not be able to achieve the same or similar returns as those achieved by our management team and investment professionals at their prior positions, including at the Legacy Funds.
Risks Related to Our Investments
Our investment strategy focuses on growth stage companies, which are subject to many risks, including dependence on the need to raise additional capital, volatility, intense competition, shortened product life cycles, changes in regulatory and governmental programs, periodic downturns, below investment grade ratings, which could cause you to lose all or part of your investment in us.
We invest primarily in growth stage companies, many of which may have narrow product lines and small market shares, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as to general economic downturns, compared to more mature companies. The revenues, income (or losses), and projected financial performance and valuations of growth stage companies can and often do fluctuate suddenly and dramatically. For these reasons, investments in our portfolio companies, if rated by one or more ratings agency, would typically be rated below “investment grade,” which refers to securities rated by ratings agencies below the four highest rating categories. Our target growth stage companies are geographically concentrated and are therefore highly susceptible to materially negative local, political, natural and economic events. In addition, high growth industries are generally characterized by abrupt business cycles and intense competition. Overcapacity in high growth industries, together with cyclical economic downturns, may result in substantial decreases in the value of many growth stage companies and/or their ability to meet their current and projected financial performance to service our debt. Furthermore, growth stage companies also typically rely on venture capital and private equity investors, or initial public offerings, or sales for additional capital.
Venture capital firms in turn rely on their limited partners to pay in capital over time in order to fund their ongoing and future investment activities. To the extent that venture capital firms’ limited partners are unable or choose not to fulfill their ongoing funding obligations, the venture capital firms may be unable to continue operationally and/or financially supporting the ongoing operations of our portfolio companies which could materially and adversely impact our financing arrangement with the portfolio company.
These companies, their industries, their products and customer demand and the outlook and competitive landscape for their industries are all subject to change, which could adversely impact their ability to execute their business plans and generate cash flow or raise additional capital that would serve as the basis for repayment of our loans. Therefore, our growth stage companies may face considerably more risk of loss than do companies at other stages of development.
The equipment financing industry is highly competitive and competitive forces could adversely affect the financing rates and resale prices that we may realize on our equipment financing investment portfolio and the prices that we have to pay to acquire our investments.
As part of our investment strategy, we engage in equipment financing, through which we finance equipment to growth stage companies. Equipment manufacturers, corporations, partnerships and others offer users an alternative to the purchase of most types of equipment with payment terms that vary widely depending on the type of financing, the lease or loan term and the type of equipment. In seeking equipment financing transactions, we will compete with financial institutions, manufacturers and public and private leasing companies, many of which may have greater financial resources than us.

Some types of equipment are under special government regulation which may make the equipment more costly to acquire, own, maintain under equipment financings and sell.
The use, maintenance and ownership of certain types of equipment are regulated by federal, state and/or local authorities. Regulations may impose restrictions and financial burdens on our ownership and operation of equipment. Changes in government regulations, industry standards or deregulation may also affect the ownership, operation and resale value of equipment. For example, certain types of equipment are subject to extensive safety and operating regulations imposed by government and/or industry self-regulatory organizations which may make these types of equipment more costly to acquire, own, maintain under equipment financings and sell. These agencies or organizations may require changes or improvements to equipment and we may have to spend our own capital to comply. These changes may also require the equipment to be removed from service for a period of time. The terms of equipment financings may provide for payment reductions if the equipment must remain out of service for an extended period or is removed from service. We may then have reduced operating revenues from equipment financings for these items of equipment. If we did not have the capital to make a required change, we might be required to sell the affected equipment or to sell other items of its equipment in order to obtain the necessary cash; in either event, we could suffer a loss on our investment and might lose future revenues, and we might also have adverse tax consequences.
We are subject to risks inherent in the equipment financing business that may adversely affect our ability to finance our portfolio on terms that will permit us to generate profitable rates of return for investors.
A number of economic conditions and market factors, many of which we cannot control, could threaten our ability to operate profitably. These include: changes in economic conditions, including fluctuations in demand for equipment, interest rates and inflation rates; the timing of purchases and the ability to forecast technological advances for equipment; technological and economic obsolescence; and increases in our expenses.
Demand for equipment fluctuates, and periods of weak demand could adversely affect equipment financing rates and resale prices that we may realize on our investment portfolio while periods of high demand could adversely affect the prices that we have to pay to acquire our investments. Such fluctuations in demand could therefore adversely affect the ability of a leasing program to invest its capital in a timely and profitable manner. Equipment lessors have experienced a more difficult market in which to make suitable investments during historical periods of reduced growth and recession in the U.S. economy as a result of the softening demand for capital equipment during these periods. An economic recession resulting in lower levels of capital expenditure by businesses may result in more used equipment becoming available on the market and downward pressure on prices and equipment financing rates due to excess inventory. Periods of low interest rates exert downward pressure on equipment financing rates and may result in less demand for equipment financings. Furthermore, a decline in corporate expansion or demand for capital goods could delay investment of our capital, and its production of financing revenues. There can be no assurance as to what future developments may occur in the economy in general or in the demand for equipment and other asset based financing in particular.
Global economic, political and market conditions, including uncertainty about the financial stability of the United States, could have a significant adverse effect on our business, financial condition and results of operations.
Downgrades by rating agencies to the U.S. government’s credit rating or concerns about its credit and deficit levels in general could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms. In addition, a decreased U.S. government credit rating could create broader financial turmoil and uncertainty, which may weigh heavily on our financial performance and the value of our common stock.
Deterioration in the economic conditions in the Eurozone and globally, including instability in financial markets, may pose a risk to our business. In recent years, financial markets have been affected at times by a number of global macroeconomic and political events, including the following: large sovereign debts and fiscal deficits of several countries in Europe and in emerging markets jurisdictions, levels of non performing loans on the balance sheets of European banks, the potential effect of any European country leaving the Eurozone, the potential effect of the United Kingdom leaving the European Union, and market volatility and loss of investor confidence driven by political events. Market and economic disruptions have affected, and may in the future affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, among other factors. We cannot assure you that market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, will not impact the global economy, and we cannot assure you that assistance packages will be available, or if available, be sufficient to stabilize countries and markets in Europe or elsewhere affected by a financial crisis. To the extent uncertainty regarding any economic recovery in Europe negatively impacts consumer confidence and consumer credit factors, our and our portfolio companies’ business, financial condition and results of operations could be significantly and adversely affected.
The Chinese capital markets have also experienced periods of instability over the past several years. The current political climate has also intensified concerns about a potential trade war between the U.S. and China in connection with each country’s recent or proposed tariffs on the other country’s products. These market and economic disruptions and the potential trade war with China have affected, and may in the future affect, the U.S. capital markets, which could adversely affect our and our portfolio companies’ business, financial condition or results of operations.
The current global financial market situation, as well as various social and political circumstances in the U.S. and around the world (including wars and other forms of conflict, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may contribute to increased market volatility and economic uncertainties or deterioration in the U.S. and worldwide. For example, the recent outbreak of COVID-19 in many countries continues to adversely impact global commercial activity, and has contributed to significant volatility in financial markets. The outbreak of COVID-19 may have a material adverse impact on the ability of our portfolio companies to fulfill their end customers’ orders due to supply chain delays, limited access to key commodities or technologies or other events that impact their manufacturers or their suppliers. Such events have affected, and may in the future affect, the global and U.S. capital markets, and our business, financial condition or results of operations.
Additionally, the U.S. government’s credit and deficit concerns, the European sovereign debt crisis, and the potential trade war with China could cause interest rates to be volatile, which may negatively impact our and our portfolio companies’ ability to access the debt markets on favorable terms.
The Republican Party currently controls the executive branch and the Senate portion of the legislative branch of government, which increases the likelihood that legislation may be adopted that could significantly affect the regulation of U.S. financial markets. Areas subject to potential change, amendment or repeal include the Wall Street Reform and Consumer Protection Act of 2010 and the authority of the Federal Reserve and the Financial Stability Oversight Council. For example, in March 2018, the U.S. Senate passed a bill that eased financial regulations and reduced oversight for certain entities. We cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets or on our investments. We monitor developments and seek to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that we will be successful in doing so.
Global economic, political and market conditions may adversely affect our business, financial condition and results of operations, including our revenue growth and profitability.
The current worldwide financial markets situation, as well as various social and political tensions in the United States and around the world (including wars and other forms of conflict, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may contribute to increased market volatility, may have long term effects on the United States and worldwide financial markets, and may cause economic uncertainties or deterioration in the United States and worldwide. For example, the outbreak of COVID-19 in December 2019, in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The outbreak of COVID-19 may have a material adverse impact on the ability of our portfolio companies to fulfill their end customers’ orders due to supply chain delays, limited access to key commodities or technologies or other events that impact their manufacturers or their suppliers. We monitor developments and seek to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that we will be successful in doing so.
The COVID-19 pandemic has caused severe disruptions in the U.S. economy and has disrupted financial activity in the areas in which we or our portfolio companies operate.
The COVID-19 pandemic has resulted in numerous deaths, adversely impacted global commercial activity and contributed to significant volatility in certain equity and debt markets. The global impact of the outbreak is rapidly evolving, and many countries have reacted by instituting quarantines, prohibitions on travel and the closure of offices, businesses, schools, retail stores and other public venues. Businesses are also implementing similar precautionary measures. Such measures, as well as the general uncertainty surrounding the dangers and impact of COVID-19, have created significant disruption in supply chains and economic activity and are having a particularly adverse impact on transportation, hospitality, tourism, entertainment and other industries, including industries in which certain of our portfolio companies operate. The impact of COVID-19 has led to significant volatility and declines in the global public equity markets and it is uncertain how long this volatility will continue. As COVID-19 continues to spread, the potential impacts, including a global, regional or other economic recession, are increasingly uncertain and difficult to assess. Some economists and major investment banks have expressed concern that the continued spread of the virus globally could lead to a worldwide economic downturn.
Disruptions in the capital markets caused by the COVID-19 pandemic have increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. These and future market disruptions and/or illiquidity would be expected to have an adverse effect on our business, financial condition, results of operations and cash flows.
Unfavorable economic conditions also would be expected to increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events have limited and could continue to limit our investment originations, limit our ability to grow and have a material negative impact on our and our portfolio companies’ operating results and the fair values of our debt and equity investments.
Political, social and economic uncertainty, including uncertainty related to the COVID-19 pandemic, creates and exacerbates risks.
Social, political, economic and other conditions and events (such as natural disasters, epidemics and pandemics, terrorism, conflicts and social unrest) will occur that create uncertainty and have significant impacts on issuers, industries, governments and other systems, including the financial markets, to which companies and their investments are exposed. As global systems, economies and financial markets are increasingly interconnected, events that once had only local impact are now more likely to have regional or even global effects. Events that occur in one country, region or financial market will, more frequently, adversely impact issuers in other countries, regions or markets, including in established markets such as the U.S. These impacts can be exacerbated by failures of governments and societies to adequately respond to an emerging event or threat.
Uncertainty can result in or coincide with, among other things: increased volatility in the financial markets for securities, derivatives, loans, credit and currency; a decrease in the reliability of market prices and difficulty in valuing assets (including portfolio company assets); greater fluctuations in spreads on debt investments and currency exchange rates; increased risk of default (by both government and private obligors and issuers); further social, economic, and political instability; nationalization of private enterprise; greater governmental involvement in the economy or in social factors that impact the economy; changes to governmental regulation and supervision of the loan, securities, derivatives and currency markets and market participants and decreased or revised monitoring of such markets by governments or self-regulatory organizations and reduced enforcement of regulations; limitations on the activities of investors in such markets; controls or restrictions on foreign investment, capital controls and limitations on repatriation of invested capital; the significant loss of liquidity and the inability to purchase, sell and otherwise fund investments or settle transactions (including, but not limited to, a market freeze); unavailability of currency hedging techniques; substantial, and in some periods extremely high, rates of inflation, which can last many years and have substantial negative effects on credit and securities markets as well as the economy as a whole; recessions; and difficulties in obtaining and/or enforcing legal judgments.
For example, in December 2019, COVID-19 emerged in China and has since spread rapidly to other countries, including the United States. This outbreak has led to and for an unknown period of time will continue to lead to disruptions in local, regional, national and global markets and economies affected thereby. With respect to the U.S. credit markets, this outbreak has resulted in, and until fully resolved is likely to continue to result in, the following, among other things: (i) government imposition of various forms of shelter in place orders and the closing of “non-essential” businesses, resulting in significant disruption to the businesses of many middle-market loan borrowers including supply chains, demand and practical aspects of their operations, as well as in lay-offs of employees, and, while these effects are hoped to be temporary, some effects could be persistent or even permanent; (ii) increased draws by borrowers on revolving lines of credit; (iii) increased requests by borrowers for amendments and waivers of their credit agreements to avoid default, increased defaults by such borrowers and/or increased difficulty in obtaining refinancing at the maturity dates of their loans; (iv) volatility and disruption of these markets including greater volatility in pricing and spreads and difficulty in valuing loans during periods of increased volatility, and liquidity issues; and (v) rapidly evolving proposals and/or actions by state and federal governments to address problems being experienced by the markets and by businesses and the economy in general which will not necessarily adequately address the problems facing the loan market and businesses. This outbreak is having, and any future outbreaks could have, an adverse impact on the markets and the economy in general, which could have a material adverse impact on, among other things, the ability of lenders to originate loans, the volume and type of loans originated, and the volume and type of amendments and waivers granted to borrowers and remedial actions taken in the event of a borrower default, each of which could negatively impact the amount and quality of loans available for investment by us and returns to us, among other things. As of the date of this prospectus, it is impossible to determine the scope of this outbreak, or any future outbreaks, how long any such outbreak, market disruption or uncertainties may last, the effect any governmental actions will have or the full potential impact on us and our portfolio companies.
Although it is impossible to predict the precise nature and consequences of these events, or of any political or policy decisions and regulatory changes occasioned by emerging events or uncertainty on applicable laws or regulations that impact us, our portfolio companies and our investments, it is clear that these types of events are impacting and will, for at least some time, continue to impact us and our portfolio companies and, in many instances, the impact will be adverse and profound. For example, growth stage companies in which we may invest are being significantly impacted by these emerging events and the uncertainty caused by these events. The effects of a public health emergency may materially and adversely impact (i) the value and performance of us and our portfolio companies, (ii) the ability of our borrowers to continue to meet loan covenants or repay loans provided by us on a timely basis or at all, which may require us to restructure our investments or write down the value of our investments, (iii) our ability to repay debt obligations, on a timely basis or at all, or (iv) our ability to source, manage and divest investments and achieve our investment objectives, all of which could result in significant losses to us.
If the economy is unable to substantially reopen, and high levels of unemployment continue for an extended period of time, loan delinquencies, loan nonaccruals, problem assets, and bankruptcies may increase. In addition, collateral for our loans may decline in value, which could cause loan losses to increase and the net worth and liquidity of loan guarantors could decline, impairing their ability to honor commitments to us. An increase in loan delinquencies and non-accruals or a decrease in loan collateral and guarantor net worth could result in increased costs and reduced income which would have a material adverse effect on our business, financial condition or results of operations
We will also be negatively affected if the operations and effectiveness of us or a portfolio company (or any of the key personnel or service providers of the foregoing) are compromised or if necessary or beneficial systems and processes are disrupted.
Any public health emergency, including the COVID-19 pandemic or any outbreak of other existing or new epidemic diseases, or the threat thereof, and the resulting financial and economic market uncertainty could have a significant adverse impact on us and the fair value of our investments and our portfolio companies.
The extent of the impact of any public health emergency, including the COVID-19 pandemic, on our and our portfolio companies’ operational and financial performance will depend on many factors, including the duration and scope of such public health emergency, the actions taken by governmental authorities to contain its financial and economic impact, the extent of any related travel advisories and restrictions implemented, the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity and the extent of its disruption to important global, regional and local supply chains and economic markets, all of which are highly uncertain and cannot be predicted. In addition, our and our portfolio companies’ operations may be significantly impacted, or even temporarily or permanently halted, as a result of government quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors related to a public health emergency, including its potential adverse impact on the health of any of our or our portfolio companies’ personnel. This could create widespread business continuity issues for us and our portfolio companies.
These factors may also cause the valuation of our investments to differ materially from the values that we may ultimately realize. Our valuations, and particularly valuations of private investments and private companies, are inherently uncertain, may fluctuate over short periods of time and are often based on estimates, comparisons and qualitative evaluations of private information. As a result, our valuations may not show the completed or continuing impact of the COVID-19 pandemic and the resulting measures taken in response thereto. Any public health emergency, including the COVID-19 pandemic or any outbreak of other existing or new epidemic diseases, or the threat thereof, and the resulting financial and economic market uncertainty could have a significant adverse impact on us and the fair value of our investments and our portfolio companies.
Economic recessions or downturns could impair our portfolio companies and harm our operating results.
Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. The recent global outbreak of COVID-19 has disrupted economic markets, and the prolonged economic impact is uncertain. Some economists and major investment banks have expressed concern that the continued spread of the virus globally could lead to a worldwide economic downturn. Many manufacturers of goods in China and other countries in Asia have seen a downturn in production due to the suspension of business and temporary closure of factories in an attempt to curb the spread of the illness. As the impact of COVID-19 spreads to other parts of the world, similar impacts may occur with respect to affected countries. In the past, instability in the global capital markets resulted in disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of major domestic and international financial institutions. In particular, in past periods of instability, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. In addition, continued uncertainty surrounding the negotiation of trade deals between Britain and the European Union following the United Kingdom’s exit from the European Union and uncertainty between the United States and other countries, including China, with respect to trade policies, treaties, and tariffs, among other factors, have caused disruption in the global markets. There can be no assurance that market conditions will not worsen in the future.
In an economic downturn, we may have non-performing assets or non-performing assets may increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our loans. A severe recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.
The occurrence of recessionary conditions and/or negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our investments, and our ongoing operations, costs and profitability. Any such unfavorable economic conditions, including rising interest rates, may also increase our funding costs, limit our access to capital markets or negatively impact our ability to obtain financing, particularly from the debt markets. In addition, any future financial market uncertainty could lead to financial market disruptions and could further impact our ability to obtain financing. These events could limit our investment originations, limit our ability to grow and negatively impact our operating results and financial condition.

COVID-19 has created disruption and instability, but may create attractive investment opportunities.
The ongoing spread of COVID-19 has had, and will continue to have, a material adverse impact on the global economy, including in the United States, as cross border commercial activity and market sentiment have been negatively impacted by the pandemic and government and other measures seeking to contain its spread. We believe that attractive investment opportunities may present themselves during this volatile period in particular, especially if COVID-19’s spread can be contained, and during other periods of market volatility, including opportunities to make acquisitions of other companies or investment portfolios at compelling values. However, periods of market disruption and instability, like the one we are experiencing currently, may adversely affect the Company’s access to sufficient debt and equity capital in order to take advantage of attractive investment and acquisition opportunities that are created during these periods. In addition, the debt capital that will be available, if any, may be at a higher cost and on less favorable terms and conditions in the future.
Significant developments stemming from the United Kingdom’s referendum on membership in the European Union could have a material adverse effect on us.
In June 2016, the United Kingdom held a referendum in which a majority of voters voted in favor of Brexit, and, subsequently, on March 29, 2017, the U.K. government began the formal process of leaving the European Union. The United Kingdom formally left the European Union on January 31, 2020 and immediately entered a transition period set to expire on December 31, 2020. Brexit has created political and economic uncertainty, particularly in the United Kingdom and the European Union, and this uncertainty may last for years. Events that could occur in the future as a consequence of the United Kingdom’s withdrawal, including the possible breakup of the United Kingdom, may continue to cause significant volatility in global financial markets, including in global currency and credit markets. This volatility could cause a slowdown in economic activity in the United Kingdom, Europe or globally, which could adversely affect our operating results and growth prospects. Any of these effects of Brexit, and others we cannot anticipate, could have unpredictable consequences for credit markets and adversely affect our and our portfolio companies’ business, results of operations and financial performance.
Events outside of our control, including public health crises, may negatively affect our results of operations and financial performance.
Periods of market volatility may occur in response to pandemics or other events outside of our control. These types of events could adversely affect our results of operations and financial performance. For example, in December 2019, COVID-19 surfaced in Wuhan, China, which has resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China and the rest of the world. As the potential impact on global markets from the COVID-19 pandemic is difficult to predict, the extent to which the COVID-19 pandemic may negatively affect our results of operation and financial performance or the duration of any potential business disruption is uncertain. Any potential impact to our results of operations and financial performance will depend to a large extent on future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by authorities and other entities to contain the COVID-19 pandemic or treat its impact, all of which are beyond our control. These potential impacts, while uncertain, could adversely affect our results of operations and financial performance.
Our investments are geographically concentrated, which may result in a single occurrence in a particular geographic area having a disproportionate negative impact on our investment portfolio.
Investments in a particular geographic region may be particularly susceptible to economic conditions and regulatory requirements. To the extent our investments are concentrated in a particular region or group of regions, our investment portfolio may be more volatile than a more geographically investment portfolio. Any deterioration in the economy, or adverse events in such regions, may increase the rate of delinquency and default experience (and as a consequence, losses) with respect to our investments in such region. Our investments are geographically concentrated in the Western and Northeastern part of the United States. As a result, we may be more susceptible to being adversely affected by any single occurrence in those regions. For example, portfolio companies in California, may be particularly susceptible to certain types of hazards, such as earthquakes, floods, mudslides, wildfires and other national disasters, which could have a negative impact on their business and negatively impacting such company’s ability to meet their obligations under their debt securities that we hold. Additionally, adverse economic conditions or other factors particularly affecting a specific region could increase the risk of loss on our investments.
Our investments in leveraged portfolio companies may be risky, and you could lose all or part of your investment.
Investment in leveraged companies involves a number of significant risks. Leveraged companies in which we invest may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold. Such developments may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees that we may have obtained in connection with our investment. In addition, our junior secured loans are generally subordinated to senior loans. As such, other creditors may rank senior to us in the event of an insolvency.
In addition, investing in small, fast-growing, private companies involves a number of significant risks, including the following:
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these companies may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold. This failure to meet obligations may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;

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they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions, market conditions, and general economic downturns;

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they are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

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they generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion, or maintain their competitive position. In addition, our executive officers and directors may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and

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they may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding debt upon maturity.

Our investments are very risky and highly speculative.
We invest primarily in secured loans and select equity and equity-related investments issued by, and provide equipment financing to, small, fast-growing private companies. We invest primarily in secured loans made to companies whose debt has generally not been rated by any rating agency, although we would expect such debt, if rated, to fall below investment grade. Securities rated below investment grade are often referred to as “high yield” securities and “junk bonds,” and are considered “high risk” and speculative in nature compared to debt instruments that are rated above investment grade.
Generally, little public information exists about these companies, and we are required to rely on the ability of our senior management team and investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. Also, privately held companies frequently have less diverse product lines and smaller market presence than larger competitors. These factors could adversely affect our investment returns as compared to companies investing primarily in the securities of public companies.
Senior Secured Loans.   There is a risk that the collateral securing our loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. In some circumstances, our liens on the collateral securing our loans could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should we be compelled to enforce our remedies.
Second Lien Secured Loans.   In structuring our loans, we may subordinate our security interest in certain assets of a borrower to another lender, usually a bank. In these situations, all of the risks identified above in Senior Secured Loans would be true and additional risks inherent in holding a junior security position would also be present.
Equity and Equity-Related Investments.   When we invest in secured loans, we may acquire equity and equity-related securities as well. In addition, we may invest directly in the equity and equity-related securities of portfolio companies. The equity and equity-related interests we receive may not appreciate in value and may in fact decline in value. Accordingly, we may not be able to realize gains from our equity and equity-related interests, and any gains that we do realize on the disposition of any equity and equity-related interests may not be sufficient to offset any other losses we experience.
In addition, we have invested in and may in the future invest in or obtain significant exposure to “covenant-lite” loans. We use the term “covenant-lite” loans to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, covenant-lite loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, because we invest in and have exposure to covenant-lite loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.
Investing in small, fast-growing companies involves a high degree of risk, and our financial results may be affected adversely if one or more of our significant portfolio investments defaults on its loans or fails to perform as we expect.
Our portfolio will consist primarily of debt and equity and equity-related investments in small privately owned companies. Investing in these companies involves a number of significant risks. Typically, the debt in which we invest is not initially rated by any rating agency; however, we believe that if such investments were rated, they would be below investment grade. Securities rated below investment grade are often referred to as “high yield” securities and “junk bonds,” and are considered “high risk” and speculative in nature compared to debt instruments that are rated above investment grade. Compared to larger publicly owned companies, these companies may be in a weaker financial position and may experience wider variations in their operating results, which may make them more vulnerable to economic downturns. Typically, these companies need more capital to compete; however, their access to capital is limited and their cost of capital is often higher than that of their competitors. Our portfolio companies will face intense competition from larger companies with greater financial, technical, and marketing resources and their success typically depends on the managerial talents and efforts of an individual or a small group of persons. Therefore, the loss of any of its key employees could affect a portfolio company’s ability to compete effectively and harm its financial condition. Further, some of these companies will conduct business in regulated industries that are susceptible to regulatory changes. These factors could impair the cash flow of our portfolio companies and result in other events, such as bankruptcy. These events could limit a portfolio company’s ability to repay its obligations to us, which may have an adverse effect on the return on, or the recovery of, our investment in these businesses. Deterioration in a borrower’s financial condition and prospects may be accompanied by deterioration in the value of the loan’s collateral.
Many of these companies cannot obtain financing from public capital markets or from traditional credit sources, such as commercial banks. Accordingly, loans made to these types of companies pose a higher default risk than loans made to companies that have access to traditional credit sources.

We may be subject to risks associated with our investments in covenant-lite loans.
We have invested in and may in the future invest in or obtain significant exposure to covenant-lite loans, which means the obligations contain fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the financial performance of the borrower, including financial ratios, and declare a default if certain financial criteria are breached. While these loans may still contain other collateral protections, a covenant-lite loan may carry more risk than a covenant-heavy loan made by the same borrower as it does not require the borrower to provide affirmation that certain specific financial tests have been satisfied on a routine basis as is generally required under a covenant-heavy loan agreement. Generally, covenant-lite loans provide borrowers more freedom to negatively impact lenders because their covenants, if any, tend to be incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Our investment in or exposure to a covenant-lite loan may potentially hinder our ability to reprice credit risk associated with the issuer and reduce our ability to restructure a problematic loan and mitigate potential loss. As a result, our exposure to losses may be increased, which could result in an adverse impact on our revenues, net income and net asset value.
We may be subject to risks associated with our investments in senior loans.
We invest in senior secured loans. Senior secured loans are usually rated below investment grade or may also be unrated. As a result, the risks associated with senior secured loans may be considered by credit rating agencies to be similar to the risks of below investment grade fixed income instruments, although senior secured loans are senior and secured in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured. Investment in senior secured loans rated below investment grade is considered speculative because of the credit risk of their issuers. Such companies are more likely than investment grade issuers to default on their payments of interest and principal owed to us, and such defaults could have a material adverse effect on our performance. An economic downturn would generally lead to a higher non-payment rate, and a senior secured loan may lose significant market value before a default occurs. Moreover, any specific collateral used to secure a senior secured loan may decline in value or become illiquid, which would adversely affect the senior secured loan’s value.
There may be less readily available and reliable information about most senior secured loans than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act or registered under the Exchange Act. As a result, we will rely primarily on our own evaluation of a borrower’s credit quality rather than on any available independent sources. Therefore, we will be particularly dependent on the analytical abilities of our management team and investment professionals.
In general, the secondary trading market for senior secured loans is not well developed. No active trading market may exist for certain senior secured loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that we may not be able to sell senior secured loans quickly or at a fair price. To the extent that a secondary market does exist for certain senior secured loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
We may be subject to risks associated with our investments in junior debt securities.
We may invest in junior debt securities. Although certain junior debt securities are typically senior to common stock or other equity securities, the equity and debt securities in which we invest may be subordinated to substantial amounts of senior debt, all or a significant portion of which may be secured. Such subordinated investments may be characterized by greater credit risks than those associated with the senior obligations of the same issuer. These subordinated securities may not be protected by all of the financial covenants, such as limitations upon additional indebtedness, typically protecting such senior debt. Holders of junior debt generally are not entitled to receive full payments in bankruptcy or liquidation until senior creditors are paid in full. Holders of equity are not entitled to payments until all creditors are paid in full. In addition, the remedies available to holders of junior debt are normally limited by restrictions benefiting senior creditors. In the event any portfolio company cannot generate adequate cash flow to meet senior debt service, we may suffer a partial or total loss of capital invested.

Second priority liens on collateral securing loans that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.
Certain loans that we make are secured by a second priority security interest in the same collateral pledged by a portfolio company to secure senior debt owed by the portfolio company to commercial banks or other traditional lenders. Often the senior lender has procured covenants from the portfolio company prohibiting the incurrence of additional secured debt without the senior lender’s consent. Prior to and as a condition of permitting the portfolio company to borrow money from us secured by the same collateral pledged to the senior lender, the senior lender will require assurances that it will control the disposition of any collateral in the event of bankruptcy or other default. In many such cases, the senior lender will require us to enter into an intercreditor agreement prior to permitting the portfolio company to borrow from us. Typically the intercreditor agreements we will be requested to execute will expressly subordinate our debt instruments to those held by the senior lender and further provide that the senior lender shall control: (1) the commencement of foreclosure or other proceedings to liquidate and collect on the collateral; (2) the nature, timing, and conduct of foreclosure or other collection proceedings; (3) the amendment of any collateral document; (4) the release of the security interests in respect of any collateral; and (5) the waiver of defaults under any security agreement. Because of the control we may cede to senior lenders under intercreditor agreements we may enter, we may be unable to realize the proceeds of any collateral securing some of our loans.
If the assets securing the loans that we make decrease in value, then we may lack sufficient collateral to cover losses.
We believe that our borrowers generally are able to repay our loans from their available capital, future capital-raising transactions or current and/or future cash flow from operations. However, to attempt to mitigate credit risks, we typically take a secured collateral position. There is a risk that the collateral securing our secured loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise, may be liquidated at a price lower than what we consider to be fair value and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of a borrower to raise additional capital.
In some circumstances, other creditors have claims having priority over our senior lien. Although for certain borrowers, we may be the only form of secured debt (other than potentially specific equipment financing), other borrowers may also have other senior secured debt, such as revolving loans and/or term loans, having priority over our senior lien. At the time of underwriting our loans, we generally only consider growth capital loans for prospective borrowers with sufficient collateral that covers the value of our loan as well as the revolving and/or term loans that may have priority over our senior lien; however, there may be instances in which we have incorrectly estimated the current or future potential value of the underlying collateral or the underlying collateral value has decreased, in which case our ability to recover our investment may be materially and adversely affected.
In addition, a substantial portion of the assets securing our investment may be in the form of intellectual property, inventory and equipment and, to a lesser extent, cash and accounts receivable. Intellectual property, if any, that is securing our loan could lose value if, among other things, the borrower’s rights to the intellectual property are challenged or if the borrower’s license to the intellectual property is revoked or expires. Inventory may not be adequate to secure our loan if our valuation of the inventory at the time that we made the loan was not accurate or if there is a reduction in the demand for the inventory.
Similarly, any equipment securing our loan may not provide us with the anticipated security if there are changes in technology or advances in new equipment that render the particular equipment obsolete or of limited value, or if the borrower fails to adequately maintain or repair the equipment. The residual value of the equipment at the time we would take possession may not be sufficient to satisfy the outstanding debt and we could experience a loss on the disposition of the equipment. Any one or more of the preceding factors could materially impair our ability to recover our investment in a foreclosure.

Our portfolio may be exposed in part to one or more specific industries, which may subject us to a risk of significant loss in a particular investment or investments if there is a downturn in that particular industry.
Our portfolio may be exposed in part to one or more specific industries. A downturn in any particular industry in which we are invested could significantly impact the aggregate returns we realize. If an industry in which we have significant investments suffers from adverse business or economic conditions, as these industries have to varying degrees, a material portion of our investment portfolio could be affected adversely, which, in turn, could adversely affect our financial position and results of operations.
Our investment portfolio’s concentration in technology-related companies is subject to many risks, including volatility, intense competition, shortened product life cycles, changes in regulatory and governmental programs and periodic downturns, and you could lose all or part of your investment.
As of March 31, 2020, investments in technology-related companies in the professional, scientific and technical services industry represented approximately 26.7% of the fair value of our investment portfolio, and many of these technology-related companies have narrow product lines and small market shares, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as to general economic downturns. The revenues, income (or losses), and valuations of technology-related companies can and often do fluctuate suddenly and dramatically. In addition, technology-related industries are generally characterized by abrupt business cycles and intense competition. Overcapacity in technology-related industries, together with cyclical economic downturns, may result in substantial decreases in the market capitalization of many technology-related companies. Such decreases in market capitalization may occur again, and any future decreases in technology-related company valuations may be substantial and may not be temporary in nature. Therefore, our portfolio companies may face considerably more risk of loss than do companies in other industry sectors.
Because of rapid technological change, the average selling prices of products and some services provided by technology-related companies have historically decreased over their productive lives. As a result, the average selling prices of products and services offered by technology-related companies may decrease over time, which could adversely affect their operating results, their ability to meet obligations under their debt securities and the value of their equity securities. This could, in turn, materially adversely affect our business, financial condition and results of operations.
Investments that we may make in sustainable and renewable technology companies will be subject to substantial operational risks, such as underestimated cost projections, unanticipated operation and maintenance expenses, loss of government subsidies, and inability to deliver cost-effective alternative energy solutions compared to traditional energy products. In addition, sustainable and renewable technology companies employ a variety of means of increasing cash flow, including increasing utilization of existing facilities, expanding operations through new construction or acquisitions, or securing additional long-term contracts. Thus, some energy companies may be subject to construction risk, acquisition risk or other risks arising from their specific business strategies. Furthermore, production levels for solar, wind and other renewable energies may be dependent upon adequate sunlight, wind, or biogas production, which can vary from market to market and period to period, resulting in volatility in production levels and profitability. Demand for sustainable and renewable technology is also influenced by the available supply and prices for other energy products, such as coal, oil and natural gases. A change in prices in these energy products could reduce demand for alternative energy.
A disease pandemic or natural disaster may also impact investments that we may make in technology-related portfolio companies. The nature and level of natural disasters cannot be predicted and may be exacerbated by global climate change. A disease pandemic or major disaster, such as an earthquake, tsunami, flood or other catastrophic event could result in disruption to the business and operations of any such technology-related portfolio companies.
We may invest in technology-related companies that are reliant on U.S. and foreign regulatory and governmental programs. Any material changes or discontinuation, due to change in administration or U.S. Congress or otherwise could have a material adverse effect on the operations of a portfolio company in these industries and, in turn, impair our ability to timely collect principal and interest payments owed to us to the extent applicable.

We may invest in technology-related companies that do not have venture capital or private equity firms as equity investors, and these companies may entail a higher risk of loss than do companies with institutional equity investors, which could increase the risk of loss of your investment.
Our portfolio companies may require substantial additional equity financing to satisfy their continuing working capital and other cash requirements and, in most instances, to service the interest and principal payments on our investment. Portfolio companies that do not have venture capital or private equity investors may be unable to raise any additional capital to satisfy their obligations or to raise sufficient additional capital to reach the next stage of development. Portfolio companies that do not have venture capital or private equity investors may be less financially sophisticated and may not have access to independent members to serve on their boards, which means that they may be less successful than portfolio companies sponsored by venture capital or private equity firms. Accordingly, financing these types of companies may entail a higher risk of loss than would financing companies that are sponsored by venture capital or private equity firms.
Our relationship with certain portfolio companies may expose us to our portfolio companies’ trade secrets and confidential information which may require us to be parties to non-disclosure agreements and restrict us from engaging in certain transactions.
Our relationship with some of our portfolio companies may expose us to our portfolio companies’ trade secrets and confidential information (including transactional data and personal data about their employees and clients) which may require us to be parties to non-disclosure agreements and restrict us from engaging in certain transactions. Unauthorized access or disclosure of such information may occur, resulting in theft, loss or other misappropriation. Any theft, loss, improper use, such as insider trading or other misappropriation of confidential information could have a material adverse impact on our competitive positions, our relationship with our portfolio companies and our reputation and could subject us to regulatory inquiries, enforcement and fines, civil litigation (which may cause us to incur significant expense or expose us to losses) and possible financial liability or costs.
Our investment portfolio’s concentration in the manufacturing industry is subject to various risks, including interruptions to the manufacturing process and costs of raw materials and energy, which may adversely affect our performance.
As of March 31, 2020, investments in the manufacturing industry represented approximately 21.0% of the fair value of our investment portfolio. Generally, our investments in the manufacturing industry are subject to various risks including safety or product liability issues, costs of raw materials and energy, including crude oil, and competition in global markets. The manufacturing industry is highly competitive, which puts pressure on prices. Prices are subject to international supply and demand as well as to the purchase costs of raw materials and energy. Markets for these products, as well as prices for raw materials and energy used by the manufacturing industry, are cyclical and volatile and the costs of raw materials and energy represent a substantial portion of the industry’s production costs and operating expenses. In addition, manufacturing facilities are subject to planned and unplanned production shutdowns, turnarounds and outages, which could have an adverse effect on long-term production. Companies in this industry are also subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning, among other things, emissions in the air, discharges to land and water and the generation, handling, treatment and disposal of hazardous waste and other materials. These requirements, and enforcement of these requirements, may become more stringent in the future. In addition, future regulatory or other developments could also restrict or eliminate the use of, or require manufacturing companies to make modifications to, their products, packaging, manufacturing processes and technology, which could have a significant adverse impact on its financial condition, results of operations and cash flows. Any of these interruptions to a manufacturing company in which we invest could adversely affect our performance.
Our investment portfolio’s concentration in the consumer and retail industry faces considerable uncertainties. Continued adverse changes in the economy may adversely affect consumer spending, which could negatively impact our business.
As of March 31, 2020, investments in the consumer and retail industry represented approximately 14.4% of the fair value of our investment portfolio. The consumer and retail industry is heavily dependent on discretionary consumer spending patterns. Our investments in the consumer and retail industry will be sensitive to numerous factors that affect discretionary consumer income, including adverse general economic conditions, changes in employment trends and levels of unemployment, increases in interest rates, weather, a significant rise in energy or food prices or other events or actions that may lead to a decrease in consumer confidence or a reduction in discretionary income. In addition, in a period of inflationary pricing, increased fuel costs may discourage customers from driving to retail locations, reducing store traffic and possibly sales. Declines in consumer spending, especially for extended periods, could have a material adverse effect on a portfolio company’s business, financial condition and results of operations. If a consumer and retail company in which we invest is unable to navigate these risks, our performance may be adversely affected.
Our investments in the life sciences industry are subject to various risks, including extensive government regulation, litigation risk and certain other risks particular to that industry, which may adversely affect the performance of such investments.
We may invest in companies in the life sciences industry that are subject to extensive regulation by the Food and Drug Administration and to a lesser extent, other federal, state and other foreign agencies. If any of these portfolio companies fail to comply with applicable regulations, they could be subject to significant penalties and claims that could materially and adversely affect their operations. Portfolio companies that produce medical devices or drugs are subject to the expense, delay and uncertainty of the regulatory approval process for their products and, even if approved, these products may not be accepted in the marketplace. In addition, governmental budgetary constraints effecting the regulatory approval process, new laws, regulations or judicial interpretations of existing laws and regulations might adversely affect a portfolio company in this industry. Portfolio companies in the life sciences industry may also have a limited number of suppliers of necessary components or a limited number of manufacturers for their products, and therefore face a risk of disruption to their manufacturing process if they are unable to find alternative suppliers when needed, including in response to any supply chain disruptions resulting from the COVID-19 pandemic. Any of these factors could materially and adversely affect the operations of a portfolio company in this industry and, in turn, impair our ability to timely collect principal and interest payments owed to us and consequently may adversely affect the performance of such investments.
The main industry sectors around which we intend to develop our investments are all capital intensive.
The industry sectors in which we make investments, technology, business services and industrial, are each capital intensive. Currently, financing for capital-intensive companies remains difficult. In some successful companies, we believe we may need to invest more than we currently have planned to invest in these companies. There can be no assurance that we will have the capital necessary to make such investments. In addition, investing greater than planned amounts in our portfolio companies could limit our ability to pursue new investments and fund follow-on investments. Both of these situations could cause us to miss investment opportunities or limit our ability to protect existing investments from dilution or other actions or events that would decrease the value and potential return from these investments.
The majority of our portfolio companies will need multiple rounds of additional financing to repay their debts to us and continue operations. Our portfolio companies may not be able to raise additional financing, which could harm our investment returns.
The majority of our portfolio companies will often require substantial additional equity financing to satisfy their continuing working capital and other cash requirements and, in most instances, to service the interest and principal payments on our investment. Each round of venture financing is typically intended to provide a company with only enough capital to reach the next stage of development. We cannot predict the circumstances or market conditions under which our portfolio companies will seek additional capital. It is possible that one or more of our portfolio companies will not be able to raise additional financing or may be able to do so only at a price or on terms unfavorable to us, either of which would negatively impact our investment returns. Some of these companies may be unable to obtain sufficient financing from private investors, public capital markets or traditional lenders. This may have a significant impact if the companies are unable to obtain certain federal, state or foreign agency approval for their products or the marketing thereof, of if regulatory review processes extend longer than anticipated, and the companies need continued

funding for their operations during these times. Accordingly, financing these types of companies may entail a higher risk of loss than would financing companies that are able to utilize traditional credit sources.
If our portfolio companies are unable to commercialize their technologies, products, business concepts or services, the returns on our investments could be adversely affected.
The value of our investments in our portfolio companies may decline if they are not able to commercialize their technology, products, business concepts or services. Additionally, although some of our portfolio companies may already have a commercially successful product or product line at the time of our investment, information technology, e-commerce, life science, and energy technology-related products and services often have a more limited market or life span than products in other industries. Thus, the ultimate success of these companies often depends on their ability to continually innovate in increasingly competitive markets. If they are unable to do so, our investment returns could be adversely affected and their ability to service their debt obligations to us over the term of the loan could be impaired. Our portfolio companies may be unable to acquire or develop any new products successfully, and the intellectual property they currently hold may not remain viable. Even if our portfolio companies are able to develop commercially viable products, the market for new products and services is highly competitive and rapidly changing. Neither our portfolio companies nor we will have any control over the pace of technology development. Commercial success is difficult to predict, and the marketing efforts of our portfolio companies may not be successful.
If our portfolio companies are unable to protect their intellectual property rights, our business and prospects could be harmed, and if portfolio companies are required to devote significant resources to protecting their intellectual property rights, the value of our investment could be reduced.
Our future success and competitive position will depend in part upon the ability of our portfolio companies to obtain, maintain and protect proprietary technology used in their products and services. Our portfolio companies will rely, in part, on patent, trade secret, and trademark law to protect that technology, but competitors may misappropriate their intellectual property, and disputes as to ownership of intellectual property may arise. Portfolio companies may, from time to time, be required to institute litigation to enforce their patents, copyrights, or other intellectual property rights; protect their trade secrets; determine the validity and scope of the proprietary rights of others; or defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources. Similarly, if a portfolio company is found to infringe or misappropriate a third-party’s patent or other proprietary rights, it could be required to pay damages to the third-party, alter its products or processes, obtain a license from the third-party, and/or cease activities utilizing the proprietary rights, including making or selling products utilizing the proprietary rights. Any of the foregoing events could negatively affect both the portfolio company’s ability to service our debt investment and the value of any related debt and equity securities that we own, as well as any collateral securing our investment.
Loans may become nonperforming for a variety of reasons.
A loan or debt obligation may become non-performing for a variety of reasons. Such non-performing loans may require substantial workout negotiations or restructuring that may entail, among other things, a substantial reduction in the interest rate, a substantial write-down of the principal amount of the loan and/or the deferral of payments. In addition, such negotiations or restructuring may be quite extensive and protracted over time, and therefore may result in substantial uncertainty with respect to the ultimate recovery. We may also incur additional expenses to the extent that it is required to seek recovery upon a default on a loan or participate in the restructuring of such obligation. The liquidity for defaulted loans may be limited, and to the extent that defaulted loans are sold, it is highly unlikely that the proceeds from such sale will be equal to the amount of unpaid principal and interest thereon. In connection with any such defaults, workouts or restructuring, although the we exercise voting rights with respect to an individual loan, we may not be able to exercise votes in respect of a sufficient percentage of voting rights with respect to such loan to determine the outcome of such vote.
The lack of liquidity in our investments may adversely affect our business.
All of our assets may be invested in illiquid securities, and a substantial portion of our investments in leveraged companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than more broadly traded public securities. The illiquidity of these investments may make it difficult for us to sell such investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded these investments. As a result, we do not expect to achieve liquidity in our investments in the near-term. However, to pay distributions to our stockholders and to maintain the election to be regulated as a BDC and qualify as a RIC, we may have to dispose of investments if we do not satisfy one or more of the applicable criteria under the respective regulatory frameworks. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we have material nonpublic information regarding such portfolio company.
Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation.
As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by the Board. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation. We record decreases in the market values or fair values of our investments as unrealized depreciation. Declines in prices and liquidity in the corporate debt markets may result in significant net unrealized depreciation in our portfolio. The effect of all of these factors on our portfolio may reduce our net asset value by increasing net unrealized depreciation in our portfolio. Depending on market conditions, we could incur substantial realized losses and may suffer additional unrealized losses in future periods, which could have a material adverse effect on our business, financial condition and results of operations.
Our portfolio companies may prepay loans, which prepayment may reduce stated yields if capital returned cannot be invested in transactions with equal or greater expected yields.
The loans that will underlie our portfolio may be callable at any time, and many of them can be repaid with no premium to par. It is not clear at this time when or if any loan might be called. Whether a loan is called will depend both on the continued positive performance of the portfolio company and the existence of favorable financing market conditions that allow such company the ability to replace existing financing with less expensive capital. As market conditions change frequently, it is unknown when, and if, this may be possible for each portfolio company. Risks associated with owning loans include the fact that prepayments may occur at any time, sometimes without premium or penalty, and that the exercise of prepayment rights during periods of declining spreads could cause us to reinvest prepayment proceeds in lower-yielding instruments. In the case of some of these loans, having the loan called early may reduce our achievable yield if the capital returned cannot be invested in transactions with equal or greater expected yields, especially during periods of declining interest rates in the broader market, such in current market conditions.
To the extent original issue discount and payment-in-kind interest constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash representing such income.
Our investments may include original issue discount, or OID. To the extent original issue discount constitutes a portion of our income, we are exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:
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We must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any OID or other amounts accrued will be included in investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy our annual distribution requirements, even though we will not have received any corresponding cash amount. As a result, we may have to sell some of our investments at times or at prices that would not be advantageous to us, raise additional debt or equity capital or forgo new investment opportunities.

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The higher yield of OID instruments reflect the payment deferral and credit risk associated with these instruments.

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Even if the accounting conditions for income accrual are met, the borrower could still default when our actual collection is supposed to occur at the maturity of the obligation.

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OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of the collateral.

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OID instruments generally represent a significantly higher credit risk than coupon loans.

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OID income received by us may create uncertainty about the source of our cash distributions to stockholders. For accounting purposes, any cash distributions to stockholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the stockholders, Section 19(a) of the 1940 Act does not require that stockholders be given notice of this fact by reporting it as a return of capital.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited by the 1940 Act with respect to the proportion of our assets that may be invested in securities of a single issuer.
We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Our portfolio may be concentrated in a limited number of portfolio companies and industries. Beyond the asset diversification requirements associated with our qualification as a RIC under the Code, we do not have fixed guidelines for diversification. To the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. As a result, the aggregate returns we realize may be significantly adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment. Additionally, while we are not targeting any specific industries, our investments may be concentrated in relatively few industries. As a result, a downturn in any particular industry in which we are invested could also significantly impact the aggregate returns we realize.
We may hold the debt securities of leveraged companies that may, due to the significant volatility of such companies, enter into bankruptcy proceedings.
Leveraged companies may experience bankruptcy or similar financial distress. The bankruptcy process has a number of significant inherent risks. Many events in a bankruptcy proceeding are the product of contested matters and adversary proceedings and are beyond the control of the creditors. A bankruptcy filing by a portfolio company may adversely and permanently affect the portfolio company. If the proceeding is converted to a liquidation, the value of the issuer may not equal the liquidation value that was believed to exist at the time of the investment. The duration of a bankruptcy proceeding is also difficult to predict, and a creditor’s return on investment can be adversely affected by delays until the plan of reorganization or liquidation ultimately becomes effective. The administrative costs in connection with a bankruptcy proceeding are frequently high and would be paid out of the debtor’s estate prior to any return to creditors. Because the standards for classification of claims under bankruptcy law are vague, our influence with respect to the class of securities or other obligations we own may be lost by increases in the number and amount of claims in the same class or by different classification and treatment. In the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. In addition, certain claims that have priority by law (for example, claims for taxes) may be substantial.
Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.
Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as “follow-on” investments, in seeking to:
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increase or maintain in whole or in part our position as a creditor or equity ownership percentage in a portfolio company;

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exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or

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preserve or enhance the value of our investment.

We have discretion to make follow-on investments, subject to the availability of capital resources and the provisions of the 1940 Act. Failure on our part to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our level of risk, because we prefer other opportunities or because we are inhibited by compliance with BDC requirements or the desire to maintain our RIC status.
Because we will not hold controlling equity interests in the majority of our portfolio companies, we may not be able to exercise control over our portfolio companies or prevent decisions by management of our portfolio companies, which could decrease the value of our investments.
We do not expect to hold controlling equity positions in the majority of our portfolio companies. Our debt investments may provide limited control features such as restrictions on the ability of a portfolio company to assume additional debt or to use the proceeds of our investment for other than certain specified purposes. “Control” under the 1940 Act is presumed at more than 25% equity ownership, and may also be present at lower ownership levels where we provide managerial assistance. When we do not acquire a controlling equity position in a portfolio company, we may be subject to the risk that a portfolio company may make business decisions with which we disagree, and that the management and/or stockholders of a portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity of the debt and equity and equity-related investments that we typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company and may therefore suffer a decrease in the value of our investments.
Defaults by our portfolio companies will harm our operating results.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its assets. This could trigger cross-defaults under other agreements and jeopardize such portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, we have invested in and may in the future invest in or obtain significant exposure to “covenant-lite” loans. We use the term “covenant-lite” loans to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, covenant-lite loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, because we invest in and have exposure to covenant-lite loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.
Further, many of our investments will likely have a principal amount outstanding at maturity, which could result in a substantial loss to us if the borrower is unable to refinance or repay.
Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.
Although our investments are primarily secured, some investments may be unsecured and subordinated to substantive amounts of senior indebtedness. The portfolio companies in which we invest usually have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt securities in which we invest. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the debt securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying senior creditors, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we invest, we would have to share any distributions on an equal and ratable basis with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.
Additionally, certain loans that we make to portfolio companies may be secured on a second-priority basis by the same collateral securing senior secured debt of such companies. The first-priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the portfolio company under the agreements governing the loans. The holders of obligations secured by first-priority liens on the collateral will generally control the liquidation of, and be entitled to receive proceeds from, any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second-priority liens after payment in full of all obligations secured by the first-priority liens on the collateral. If such proceeds were not sufficient to repay amounts outstanding under the loan obligations secured by the second-priority liens, then, to the extent not repaid from the proceeds of the sale of the collateral, we will only have an unsecured claim against the portfolio company’s remaining assets, if any.
The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of such senior debt, including in unitranche transactions. Under a typical intercreditor agreement, at any time that obligations that have the benefit of the first-priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first-priority liens:
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the ability to cause the commencement of enforcement proceedings against the collateral;

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the ability to control the conduct of such proceedings;

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the approval of amendments to collateral documents;

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releases of liens on the collateral; and

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waivers of past defaults under collateral documents.

We may not have the ability to control or direct such actions, even if our rights are adversely affected. In addition, a bankruptcy court may choose not to enforce an intercreditor agreement or other agreement with creditors.
We may also make unsecured loans to portfolio companies, meaning that such loans will not benefit from any interest in collateral of such companies. Liens on such portfolio companies’ collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured loan agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured loan obligations after payment in full of all secured loan obligations. If such proceeds were not sufficient to repay the outstanding secured loan obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.
We may also make subordinated investments that rank below other obligations of the obligor in right of payment. Subordinated investments are generally more volatile than secured loans and are subject to greater risk of default than senior obligations as a result of adverse changes in the financial condition of the obligor or in general economic conditions. If we make a subordinated investment in a portfolio company, the portfolio company may be highly leveraged, and its relatively high loan-to-value ratio may create increased risks that its operations might not generate sufficient cash flow to service all of its debt obligations.
The disposition of our investments may result in contingent liabilities.
A significant portion of our investments may involve private securities. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to potential liabilities. These arrangements may result in contingent liabilities that ultimately result in funding obligations that we must satisfy through our return of distributions previously made to us.
We may be subject to additional risks if we engage in hedging transactions and/or invest in foreign securities.
The 1940 Act generally requires that 70% of our investments be in issuers each of whom, in addition to other requirements, is organized under the laws of, and has its principal place of business in, any state of the United States, the District of Columbia, Puerto Rico, the Virgin Islands or any other possession of the United States. Our investment strategy does not contemplate a significant number of investments in securities of non-U.S. companies. We expect that these investments would focus on the same investments that we make in U.S. growth stage companies and, accordingly, would be complementary to our overall strategy and enhance the diversity of our holdings.
To the extent that these investments are denominated in a foreign currency, we may engage in hedging transactions. Engaging in either hedging transactions or investing in foreign securities would entail additional risks to our stockholders. We may, for example, use instruments such as interest rate swaps, caps, collars and floors, forward contracts or currency options or borrow under a credit facility in foreign currencies to minimize our foreign currency exposure. In each such case, we generally would seek to hedge against fluctuations of the relative values of our portfolio positions from changes in market interest rates or currency exchange rates. Hedging against a decline in the values of our portfolio positions would not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of the positions declined. However, such hedging could establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions could also limit the opportunity for gain if the values of the underlying portfolio positions increased. Moreover, it might not be possible to hedge against an exchange rate or interest rate fluctuation that was so generally anticipated that we would not be able to enter into a hedging transaction at an acceptable price.
While we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates could result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged could vary. Moreover, for a variety of reasons, we might not seek to establish a perfect correlation between the hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation could prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it might not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities would likely fluctuate as a result of factors not related to currency fluctuations.
The new market structure applicable to derivatives imposed by the Dodd-Frank Act may affect our ability to use over-the-counter (“OTC”) derivatives for hedging purposes.
The Dodd-Frank Act enacted, and the U.S. Commodity Futures Trading Commission (“CFTC”) and SEC have issued or proposed rules to implement, both broad new regulatory requirements and broad new structural requirements applicable to OTC derivatives markets and, to a lesser extent, listed commodity futures (and futures options) markets. Similar changes are in the process of being implemented in other major financial markets.

Recent and anticipated regulatory changes require that certain types of OTC derivatives, including those that we may use for hedging activities, including interest rate and credit default swaps, be cleared and traded on regulated platforms, and these regulatory changes are expected to apply to foreign exchange transactions in the future. U.S. regulators have also adopted rules requiring us to post collateral with respect to cleared OTC derivatives and rules imposing margin requirements for OTC derivatives executed with registered swap dealers that are not cleared. The margin requirements for cleared and uncleared OTC derivatives may, in order to maintain our exemption from commodity pool operator (“CPO”) registration under the CFTC No-Action Letter 12-40, limit our ability to enter into hedging transactions or to obtain synthetic investment exposures, in either case adversely affecting our ability to mitigate risk. Furthermore, any failure by us to fulfill any collateral requirement (e.g., a so-called “margin call”) may result in a default and could have a material adverse impact on our business, financial condition and results of operations.
The Dodd-Frank Act also imposed requirements relating to real-time public and regulatory reporting of OTC derivative transactions, enhanced documentation requirements, position limits on an expanded array of derivatives, and recordkeeping requirements. Taken as a whole, these changes could significantly increase the cost of using uncleared OTC derivatives to hedge risks, including interest rate and foreign exchange risk; reduce the level of exposure we are able to obtain for risk management purposes through OTC derivatives (including as the result of the CFTC imposing position limits on additional products); reduce the amounts available to us to make non-derivatives investments; impair liquidity in certain OTC derivatives; and adversely affect the quality of execution pricing obtained by us, all of which could adversely impact our investment returns.
We may not realize gains from our equity and equity-related investments.
We may in the future make investments that include warrants or other equity or equity-related securities. In addition, we may from time to time make non-control, equity co-investments in companies in conjunction with private equity sponsors. Our goal is ultimately to realize gains upon our disposition of such equity and equity-related interests. However, the equity and equity-related interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity and equity-related interests, and any gains that we do realize on the disposition of any equity and equity-related interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We often seek puts or similar rights to give us the right to sell our equity and equity-related securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.
Our ability to enter into transactions involving derivatives and financial commitment transactions may be limited.
In November 2019, the SEC published a proposed rulemaking regarding the ability of a BDC (or a registered investment company) to use derivatives and other transactions that create future payment or delivery obligations (except reverse repurchase agreements and similar financing transactions). If adopted as proposed, BDCs that use derivatives would be subject to a value-at-risk (“VaR”) leverage limit, certain other derivatives risk management program and testing requirements and requirements related to board reporting. These new requirements would apply unless the BDC qualified as a “limited derivatives user,” as defined in the SEC’s proposal. A BDC that enters into reverse repurchase agreements or similar financing transactions would need to aggregate the amount of indebtedness associated with the reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the BDC’s asset coverage ratio. Under the proposed rule, a BDC may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the BDC has a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. If the BDC cannot meet this test, it is required to treat unfunded commitments as a derivatives transaction subject to the requirements of the rule. Collectively, these proposed requirements, if adopted, may limit our ability to use derivatives and/or enter into certain other financial contracts.

Risks Related to an Investment in Our Common Stock
We may not be able to pay distributions, our distributions may not grow over time and/or a portion of our distributions may be a return of capital.
We intend to pay distributions to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to sustain a specified level of cash distributions or make periodic increases in cash distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described herein, including the COVID-19 pandemic described in this prospectus. For example, if the temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories in the jurisdictions, including the United States, affected by the COVID-19 pandemic were to continue for an extended period of time, it could result in reduced cash flows to us from our existing portfolio companies, which could reduce cash available for distribution to our stockholders. If we declare a dividend, and if enough stockholders opt to receive cash distributions rather than participate in our distribution reinvestment plan, we may be forced to sell some of our investments in order to make cash dividend payments. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC could limit our ability to pay distributions. All distributions will be paid at the discretion of the Board and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as the Board may deem relevant from time to time. We cannot assure you that we will pay distributions to our stockholders.
When we make distributions, we will be required to determine the extent to which such distributions are paid out of current or accumulated earnings and profits. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of an investor’s basis in our stock and, assuming that an investor holds our stock as a capital asset, thereafter as a capital gain.
Investing in our common stock may involve an above-average degree of risk.
The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and a higher risk of volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our common stock may not be suitable for someone with lower risk tolerance.
Provisions of the Maryland General Corporation Law (the “MGCL”) and our Charter and Bylaws could deter takeover attempts and have an adverse effect on the price of our common stock.
The MGCL and our Charter and Bylaws contain provisions that may discourage, delay or make more difficult a change in control of us or the removal of our directors. We are subject to the Maryland Business Combination Act, subject to any applicable requirements of the 1940 Act. The Board has adopted a resolution exempting from the Maryland Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by the Board, including approval by a majority of our independent directors. If the resolution exempting business combinations is repealed or the Board does not approve a business combination, the Maryland Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer. In addition, we may amend our Bylaws to be subject to the Maryland Control Share Acquisition Act, but only if the Board determines that it would be in our best interests, including in light of the Board’s fiduciary obligations, applicable federal and state laws, and the particular facts and circumstances surrounding the Board's decision. If such conditions are met, and we amend our Bylaws to repeal the exemption from the Maryland Control Share Acquisition Act, the Maryland Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction.
We have adopted certain measures that may make it difficult for a third-party to obtain control of us, including provisions of our Charter classifying the Board in three staggered terms and authorizing the Board to classify or reclassify shares of our capital stock in one or more classes or series and to cause the issuance of additional shares of our stock. These provisions, as well as other provisions of our Charter and Bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders.
Our Bylaws include an exclusive forum selection provision, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or other agents.
Our Bylaws require that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City (or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company (ii) any action asserting a claim of breach of any standard of conduct or legal duty owed by any of the Company’s director, officer or other agent to the Company or to its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the MGCL or the Charter or the Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine.
This exclusive forum selection provision in our Bylaws will not apply to claims arising under the federal securities laws, including the Securities Act and the Exchange Act. There is uncertainty as to whether a court would enforce such a provision, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, this provision may increase costs for stockholders in bringing a claim against us or our directors, officers or other agents. Any investor purchasing or otherwise acquiring our shares is deemed to have notice of and consented to the foregoing provision.
The exclusive forum selection provision in our Bylaws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other agents, which may discourage lawsuits against us and such persons. It is also possible that, notwithstanding such exclusive forum selection provision, a court could rule that such provision is inapplicable or unenforceable. If this occurred, we may incur additional costs associated with resolving such action in another forum, which could materially adversely affect our business, financial condition and results of operations.
We have broad discretion over the use of proceeds of this offering and will use proceeds in part to satisfy operating expenses.
We have significant flexibility in applying the proceeds of this offering and may use the net proceeds from this offering in ways with which you may not agree, or for purposes other than those contemplated at this time. We will also pay operating expenses, and may pay other expenses such as due diligence expenses of potential new investments, from net proceeds. Our ability to achieve our investment objective may be limited to the extent that net proceeds of this offering, pending full investment, are used to pay operating expenses.
Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a market for our common stock will develop or that the market price of shares of our common stock will not decline following this offering.
Our common stock has no history of public trading. We have applied to list our common stock on the Nasdaq Global Select Market. Although we expect our common stock to be listed on the Nasdaq Global Select Market, we cannot assure you that an active trading market will develop for our common stock after this offering or, if one develops, that the trading market can be sustained. In addition, we cannot predict the prices at which our common stock will trade. The offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which it may trade after this offering. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and commissions and related offering expenses. Also, shares of closed-end investment companies, including BDCs, frequently trade at a discount from their net asset value and our stock may also be discounted in the market. This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value per share of common stock may decline. We cannot predict whether our common stock will trade at, above or below net asset value. The risk of loss associated with this characteristic of closed-end management investment companies may be greater for investors expecting to sell shares of common stock purchased in the offering soon after the offering. In addition, if our common stock trades below its net asset value, we will generally not be able to sell additional shares of our common stock to the public at its market price without first obtaining the approval of a majority of our stockholders (including a majority of our unaffiliated stockholders) and our independent directors for such issuance.
Investors in this offering will incur immediate dilution upon the closing of this offering.
The initial public offering price of our shares of common stock in this offering may be higher than the net asset value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering may incur immediate dilution upon the closing of this offering.
A stockholder’s interest in us will be diluted if additional shares of our common stock are issued, which could reduce the overall value of an investment in us.
Our stockholders do not have preemptive rights to purchase any shares we issue in the future. Our charter authorizes us to issue up to 200 million shares of common stock. Pursuant to our charter, a majority of our entire Board may amend our charter to increase the number of shares of common stock we may issue without stockholder approval. Our Board may elect to sell additional shares in the future or issue equity interests in private or public offerings. To the extent we issue additional equity interests at or below net asset value, your percentage ownership interest in us may be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.
Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price below net asset value per share, which may be a disadvantage as compared with certain public companies. We may, however, sell our common stock, or warrants, options, or rights to acquire our common stock, at a price below the current net asset value of our common stock if our Board and independent directors determine that such sale is in our best interests and the best interests of our stockholders, and our stockholders, including a majority of those stockholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board, closely approximates the fair value of such securities (less any distributing commission or discount). If we raise additional funds by issuing common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our stockholders at that time will decrease and you will experience dilution.
Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.
Upon completion of this offering, we will have [•] shares of common stock outstanding (or [•] shares of common stock if the underwriters’ exercise their option to purchase additional shares of our common stock). The shares of common stock sold in the offering will be freely tradable without restriction or limitation under the Securities Act.
Any shares of common stock purchased or issued in the Private Common Stock Offering or the Formation Transactions, or currently owned by our affiliates, as defined in the Securities Act, are subject to the public information, manner of sale and volume limitations of Rule 144 under the Securities Act and applicable lock-up periods. See “Securities Eligible for Future Sale — Transfer Restrictions.” Such shares of common stock are “restricted securities” under the meaning of Rule 144 promulgated under the Securities Act and may only be sold if such sale is registered under the Securities Act or exempt from registration, including the exemption under Rule 144, and applicable lock-up periods have expired. In addition, stockholders that received shares of our common stock in connection with the Private Common Stock Offering and the Formation Transactions have the right under the Common Stock Registration Rights Agreement (as defined herein) to have the resale of their shares registered under the Securities Act and accordingly may publicly resale such shares following this offering.
Following this offering, the public resale of any shares of our common stock under the Common Stock Registration Rights Agreement, and/or the expiration of applicable lock-up periods, subject to applicable securities laws, sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect the prevailing market prices for our common stock. If this occurs, it could impair our ability to raise additional capital through the sale of equity securities should we desire to do so. We cannot predict what effect, if any, future sales of securities, or the availability of securities for future sales, will have on the market price of our common stock prevailing from time to time.
The market value of our common stock may fluctuate significantly.
The market value and liquidity, if any, of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:
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changes in the value of our portfolio of investments and derivative instruments as a result of changes in market factors, such as interest rate shifts, and also portfolio specific performance, such as portfolio company defaults, among other reasons;

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changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

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loss of RIC or BDC status;

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distributions that exceed our net investment income and net income as reported according to GAAP;

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changes in earnings or variations in operating results;

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changes in accounting guidelines governing valuation of our investments;

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any shortfall in revenue or net income or any increase in losses from levels expected by investors;

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departure of key personnel;

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general economic trends and other external factors; and

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loss of a major funding source.

If we issue preferred stock or convertible debt securities, the net asset value of our common stock may become more volatile.
We cannot assure you that the issuance of preferred stock and/or convertible debt securities would result in a higher yield or return to the holders of our common stock. The issuance of preferred stock or convertible debt would likely cause the net asset value of our common stock to become more volatile. If the dividend rate on the preferred stock, or the interest rate on the convertible debt securities, were to approach the net rate of return on our investment portfolio, the benefit of such leverage to the holders of our common stock would be reduced. If the dividend rate on the preferred stock, or the interest rate on the convertible debt securities, were to exceed the net rate of return on our portfolio, the use of leverage would result in a lower rate of return to the holders of common stock than if we had not issued the preferred stock or convertible debt securities. Any decline in the net asset value of our investment would be borne entirely by the holders of our common stock. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in net asset value to the holders of our common stock than if we were not leveraged through the issuance of preferred stock or debt securities. This decline in net asset value would also tend to cause a greater decline in the market price, if any, for our common stock.
There is also a risk that, in the event of a sharp decline in the value of our net assets, we would be in danger of failing to maintain required asset coverage ratios, which may be required by the preferred stock or convertible debt, or our current investment income might not be sufficient to meet the dividend requirements on the preferred stock or the interest payments on the debt securities. In order to counteract such an event, we might need to liquidate investments in order to fund the redemption of some or all of the preferred stock or convertible debt. In addition, we would pay (and the holders of our common stock would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock, debt securities, convertible debt, or any combination of these securities. Holders of preferred stock or convertible debt may have different interests than holders of common stock and may at times have disproportionate influence over our affairs.

Stockholders may be subject to filing requirements under the Exchange Act as a result of an investment in us.
Because our common stock is registered under the Exchange Act, ownership information for any person who beneficially owns 5% or more of our common stock must be disclosed in a Schedule 13D, Schedule 13G or other filings with the SEC. Beneficial ownership for these purposes is determined in accordance with the rules of the SEC, and includes having voting or investment power over the securities. In some circumstances, investors who choose to reinvest their distributions may see their percentage stake in us increased to more than 5%, thus triggering this filing requirement. Although we provide in our quarterly financial statements the amount of outstanding stock and the amount of the investor’s stock, the responsibility for determining the filing obligation and preparing the filing remains with the investor. In addition, owners of 10% or more of our common stock are subject to reporting obligations under Section 16(a) of the Exchange Act.
Stockholders may be subject to the short-swing profits rules under the Exchange Act as a result of an investment in us.
Persons who hold more than 10% of a class of shares of our common stock may be subject to Section 16(b) of the Exchange Act, which recaptures for the benefit of the issuer profits from the purchase and sale of registered stock within a six-month period.
Stockholders will experience dilution in their ownership percentage if they do not participate in our distribution reinvestment plan.
All distributions declared in cash payable to stockholders that are participants in our distribution reinvestment plan will generally be automatically reinvested in shares of our common stock if the investor does not elect to opt out of the plan. As a result, stockholders that opt out of our distribution reinvestment plan may experience dilution over time.
Stockholders may experience dilution in the net asset value of their shares if they do not participate in our distribution reinvestment plan and if our shares are trading at a discount to net asset value.
All distributions declared in cash payable to stockholders that are participants in our distribution reinvestment plan will generally be automatically reinvested in shares of our common stock if the investor does not elect to opt out of the plan. As a result, stockholders that opt out of our distribution reinvestment plan may experience accretion to the net asset value of their shares if our shares are trading at a premium to net asset value and dilution if our shares are trading at a discount to net asset value. The level of accretion or discount would depend on various factors, including the proportion of our stockholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the distribution payable to stockholders.
Risks Related to the Notes
The Notes are unsecured and therefore are effectively subordinated to any secured indebtedness we have currently incurred or may incur in the future.
The Notes are not secured by any of our assets or any of the assets of our subsidiaries. As a result, the Notes are effectively subordinated, or junior, to any secured indebtedness or other obligations we or our subsidiaries have currently incurred, including the Credit Agreement, and may incur in the future (or any indebtedness that is initially unsecured that we later secure) to the extent of the value of the assets securing such indebtedness. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our existing or future secured indebtedness and the secured indebtedness of our subsidiaries may assert rights against the assets pledged to secure that indebtedness in order to receive full payment of their indebtedness before the assets may be used to pay other creditors, including the holders of the Notes. Secured indebtedness is effectively senior to the Notes to the extent of the value of the assets securing such indebtedness.

The Notes are structurally subordinated to the indebtedness and other liabilities of our subsidiaries.
The Notes are obligations exclusively of us and not of any of our subsidiaries. None of our subsidiaries are a guarantor of the Notes and the Notes are not required to be guaranteed by any subsidiaries we may acquire or create in the future. Except to the extent we are a creditor with recognized claims against our subsidiaries, all claims of creditors (including trade creditors) and holders of preferred stock, if any, of our subsidiaries will have priority over our equity interests in such subsidiaries (and therefore the claims of our creditors, including holders of the Notes) with respect to the assets of such subsidiaries. Even if we are recognized as a creditor of one or more of our subsidiaries, our claims would still be effectively subordinated to any security interests in the assets of any such subsidiary and to any indebtedness or other liabilities of any such subsidiary senior to our claims. Consequently, the Notes will be structurally subordinated, or junior, to the Credit Agreement and all existing and future indebtedness and other obligations (including trade payables) incurred by any of our subsidiaries, financing vehicles or similar facilities and any subsidiaries, financing vehicles or similar facilities that we may in the future acquire or establish.
The Indenture contains limited protection for holders of the Notes.
The Indenture offers limited protection to holders of the Notes. The terms of the Indenture and the Notes do not restrict our or any of our subsidiaries’ ability to engage in, or otherwise be a party to, a variety of corporate transactions, circumstances or events that could have an adverse impact on your investment in the Notes. In particular, the terms of the Indenture and the Notes will not place any restrictions on our or our subsidiaries’ ability to:
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issue securities or otherwise incur additional indebtedness or other obligations, including (1) any indebtedness or other obligations that would be pari passu, or equal, in right of payment to the Notes, (2) any indebtedness or other obligations that would be secured and therefore rank effectively senior in right of payment to the Notes to the extent of the value of the assets securing such indebtedness, (3) indebtedness or other obligations of ours that are guaranteed by one or more of our subsidiaries and which therefore are structurally senior to the Notes and (4) securities, indebtedness or other obligations incurred by our subsidiaries that would be senior to our equity interests in our subsidiaries and therefore rank structurally senior to the Notes with respect to the assets of those subsidiaries, in each case other than an incurrence of indebtedness or other obligations that would cause a violation of Section 18(a)(1)(A) as modified by Section 61(a) of the 1940 Act or any successor provisions of the 1940 Act, but giving effect, in either case, to any exemptive relief granted to us by the SEC. Currently, these provisions generally prohibit us from incurring additional borrowings, including through the issuance of additional debt securities, unless our asset coverage, as defined in the 1940 Act, equals at least 150% after such borrowings;

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pay dividends on, or purchase or redeem or make any payments in respect of, capital stock or other securities ranking junior in right of payment to the Notes;

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sell assets (other than certain limited restrictions on our ability to consolidate, merge or sell all or substantially all of our assets);

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create liens (including liens on the shares of our subsidiaries) or enter into sale and leaseback transactions;

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enter into transactions with affiliates;

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make investments; or

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create restrictions on the payment of dividends or other amounts to us from our subsidiaries.

In addition, the Indenture does not require us to offer to purchase the Notes in connection with a change of control or any other event. Furthermore, the terms of the Indenture and the Notes do not protect holders of the Notes in the event that we experience changes (including significant adverse changes) in our financial condition, results of operations or credit ratings, as they do not require that we or our subsidiaries adhere to any financial tests or ratios or specified levels of net worth, revenues, income, cash flow, or liquidity.

Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the Notes may have important consequences for you as a holder of the Notes, including making it more difficult for us to satisfy our obligations with respect to the Notes or negatively affecting the trading value of the Notes to the extent such a trading market develops for the Notes.
Certain of our current debt instruments include more protections for their holders than the Indenture and the Notes. In addition, other debt we issue or incur in the future could contain more protections for its holders than the Indenture and the Notes, including additional covenants and events of default. The issuance or incurrence of any such debt with incremental protections could affect the market for and trading levels and prices of the Notes to the extent such a market develops for the Notes.
If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the Notes.
Any default under the agreements governing our indebtedness or under other indebtedness to which we may be a party, that is not waived by the required lenders or holders and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the Notes and substantially decrease the market value of the Notes.
If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our current indebtedness or other debt we may incur in the future could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation.
If our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders or holders under the agreements governing our indebtedness, or other indebtedness that we may incur in the future, to avoid being in default. If we breach our covenants under the agreements governing our indebtedness and seek a waiver, we may not be able to obtain a waiver from the required lenders or holders. If this occurs, we would be in default and our lenders or debt holders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation.
If we are unable to repay debt, lenders having secured obligations, including the lenders under certain of our credit facilities, could proceed against the collateral securing the debt. Because the Indenture has cross-acceleration provisions, and any future debt will likely have, customary cross-default and cross-acceleration provisions, if the indebtedness thereunder, hereunder or under any future credit facility is accelerated, we may be unable to repay or finance the amounts due.
The optional redemption provision may materially adversely affect your return on the Notes.
The Notes are redeemable in whole or in part at any time or from time to time on or after January 16, 2023 at our option. We may choose to redeem the Notes at times when prevailing interest rates are lower than the interest rate paid on the Notes. In this circumstance, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the Notes being redeemed.
A downgrade, suspension or withdrawal of the rating assigned by a rating agency to us and/or the Notes, if any, could cause the market value of the Notes to decline significantly.
Our credit ratings are an assessment by rating agencies of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the Notes. These credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors discussed herein that could impact the market value of the Notes.
Credit ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization in its sole discretion. Neither we nor any rating agents undertakes any obligation to maintain our credit ratings or to advise our stockholders or holders of the Notes of any changes in our credit ratings.
U.S. Federal Income Tax Risks
We cannot predict how tax reform legislation will affect us, our investments, or our stockholders, and any such legislation could adversely affect our business.
Legislative or other actions relating to taxes could have a negative effect on us. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service (“IRS”) and the U.S. Treasury Department. The U.S. House of Representatives and U.S. Senate passed tax reform legislation in December 2017 (the “2017 Tax Act”), which the President signed into law shortly thereafter. Such legislation made many changes to the Code, including, among other things, significant changes to the taxation of business entities, the deductibility of interest expense, and the tax treatment of capital investment. Such legislation could significantly and negatively affect our ability to qualify as a RIC and have adverse U.S. federal income tax consequences to us and our stockholders. Additionally, the U.S. Treasury and IRS are in the process of issuing regulations and administrative interpretations of the 2017 Tax Act, and any such regulations, interpretations, any court decisions interpreting the 2017 Tax Act or the regulations or administrative interpretations thereunder, or any other changes in the tax laws could similarly, significantly and negatively affect our ability to qualify for tax treatment as a RIC or the U.S. federal income tax consequences to us and our stockholders of such qualification, or could have other adverse consequences. Stockholders are urged to consult with their tax advisor regarding tax legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our securities.
For any period that we do not qualify as a “publicly offered regulated investment company,” as defined in the Code, U.S. stockholders that are individuals, trusts or estates will be taxed as though they received a distribution of some of our expenses.
A “publicly offered regulated investment company” is a RIC whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. Following this offering, we expect that our shares will be regularly traded on an established securities market and that we will therefore qualify as a publicly offered RIC following this offering. No assurance can be provided that we will qualify as a publicly offered RIC for any taxable year. For any period that we are not a publicly offered RIC, for purposes of computing the taxable income of a non-corporate U.S. stockholder, (i) our earnings will be computed without taking into account such non-corporate U.S. stockholder’s allocable portion of our affected expenses, (ii) such non-corporate U.S. stockholder’s allocable portion of our affected expenses will be treated as an additional distribution to the stockholder, (iii) such non-corporate U.S. stockholder will be treated as having paid or incurred the allocable portion of our affected expenses for the calendar year, and (iv) such allocable portion of our affected expenses will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate U.S. stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain affected expenses of a non-publicly offered RIC. In particular, these expenses, which are treated as “miscellaneous itemized deductions,” are currently not deductible by individuals (and beginning in 2026, will be deductible only to the extent they exceed 2% of such a stockholder’s adjusted gross income), and are not deductible for alternative minimum tax purposes.
We will be subject to corporate-level U.S. federal income tax if we are unable to qualify or maintain qualification as a RIC under Subchapter M of the Code.
We intend to elect to be treated as a RIC under Subchapter M of the Code for our fiscal year ending December 31, 2020, and intend to qualify annually thereafter; however, no assurance can be given that we will be able to qualify for and maintain RIC status. To qualify for RIC tax treatment under the Code and to be relieved of U.S. federal taxes on income and gains distributed to our stockholders, we must meet certain requirements, including source-of-income, asset-diversification and annual distribution requirements. The annual distribution requirement applicable to RICs is satisfied if we timely distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders on an annual basis. To the extent we use debt financing, we will be subject to certain asset coverage ratio requirements under the 1940 Act and may be subject to financial covenants under loan and credit agreements, each of which could, under certain circumstances, restrict us from making annual distributions necessary to receive RIC tax treatment. If we are unable to obtain cash from other sources, we may fail to qualify to be taxed as a RIC and, thus, may be subject to corporate-level U.S. federal income tax on our entire taxable income without regard to any distributions made by us. In order to be taxed as a RIC, we must also meet certain asset-diversification requirements at the end of each calendar quarter. Failure to meet these tests may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments are in private or thinly traded public companies, any such dispositions could be made at disadvantageous prices and may result in substantial losses. If we fail to be taxed as a RIC for any reason and become subject to corporate-level U.S. federal income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distributions to stockholders and the amount of our distributions and the amount of funds available for new investments. Such a failure would have a material adverse effect on us and our stockholders.
We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income.
For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, since we will likely hold debt obligations that are treated under applicable tax rules as having OID (such as debt instruments with PIK, secondary market purchases of debt securities at a discount to par, interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as unrealized appreciation for foreign currency forward contracts and deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. Furthermore, we may invest in non-U.S. corporations (or other non-U.S. entities treated as corporations for U.S. federal income tax purposes) that could be treated under the Code and U.S. Treasury regulations as “passive foreign investment companies” and/or “controlled foreign corporations.” The rules relating to investment in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate-level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances this could require us to recognize income where we do not receive a corresponding payment in cash.
Unrealized appreciation on derivatives, such as foreign currency forward contracts, may be included in taxable income while the receipt of cash may occur in a subsequent period when the related contract expires. Any unrealized depreciation on investments that the foreign currency forward contracts are designed to hedge are not currently deductible for tax purposes. This can result in increased taxable income whereby we may not have sufficient cash to pay distributions or we may opt to retain such taxable income and pay a 4% U.S. federal excise tax. In such cases we could still rely upon the “spillback provisions” to maintain RIC tax treatment.
We anticipate that a portion of our income may constitute OID or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts with respect to debt securities acquired in the secondary market and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for U.S. federal income tax purposes. Because any OID or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the Annual Distribution Requirement, even if we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, make a partial share distribution, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, and choose not to make a qualifying share distribution, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.

We may choose to pay a portion of our distributions in our own stock, in which case you may be required to pay tax in excess of the cash you receive.
We may distribute taxable distributions that are payable in part in our stock. In accordance with certain applicable Treasury regulations and a revenue procedure issued by the IRS, a RIC may treat a distribution of its own stock as fulfilling its RIC distribution requirements if each stockholder may elect to receive his or her entire distribution in either cash or stock of the RIC, subject to a limitation that the aggregate amount of cash to be distributed to all stockholders must be at least 20% of the aggregate declared distribution. If too many stockholders elect to receive cash, the cash available for distribution must be allocated among the shareholders electing to receive cash (with the balance of the distribution paid in stock). In no event will any stockholder, electing to receive cash, receive the lesser of (a) the portion of the distribution such shareholder has elected to receive in cash or (b) an amount equal to his or her entire distribution times the percentage limitation on cash available for distribution. If these and certain other requirements are met, for U.S. federal income tax purposes, the amount of the dividend paid in stock will be equal to the amount of cash that could have been received instead of stock. Taxable stockholders receiving such distributions will be required to include the full amount of the dividend as ordinary income (or as long-term capital gain or qualified dividend income to the extent such distribution is properly reported as such) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes.
As a result of receiving distributions in the form of our common stock, a U.S. stockholder may be required to pay tax with respect to such distributions in excess of any cash received. If a U.S. stockholder sells the stock such stockholder receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. federal tax with respect to such distributions, including in respect of all or a portion of such dividend that is payable in shares of our common stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on distributions, it may put downward pressure on the trading price of shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that involve substantial risks and uncertainties. Such statements involve known and unknown risks, uncertainties and other factors and undue reliance should not be placed thereon. Any statements about our expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believes,” “can,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends” and similar words or phrases. Accordingly, these statements are only predictions and involve estimates, known and unknown risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described under the section entitled “Risk Factors” and elsewhere in this prospectus, including the following factors, among others:
•
our limited operating history as a BDC;

•
our future operating results, including the impact of the COVID-19 pandemic;

•
our dependence upon our management team and key investment professionals;

•
our ability to manage our business and future growth;

•
risks related to investments in growth stage companies, other venture capital-backed companies and generally U.S. companies;

•
the ability of our portfolio companies to achieve their objectives, including as a result of the COVID-19 pandemic;

•
the use of leverage;

•
risks related to the uncertainty of the value of our portfolio investments;

•
changes in political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets, including as a result of the COVID-19 pandemic;

•
uncertainty surrounding the financial and/or political stability of the United States, the United Kingdom, the European Union, China and other countries, including as a result of the COVID-19 pandemic;

•
the dependence of our future success on the general economy and its impact on the industries in which we invest;

•
risks related to changes in interest rates, our expenses and other general economic conditions and the effect on our net investment income;

•
the effect of the decommissioning of LIBOR;

•
the effect of changes in tax laws and regulations and interpretations thereof;

•
the impact on our business of new or amended legislation or regulations;

•
risks related to market volatility, including general price and volume fluctuations in stock markets;

•
our ability to make distributions, including as a result of the COVID-19 pandemic; and

•
our ability to maintain our status as a BDC under the 1940 Act and qualify annually for tax treatment as a RIC under the Code.

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Because we are an investment company, the forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A(b)(2)(B) of the Securities Act and Section 21E of the Exchange Act (the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995).

USE OF PROCEEDS
We estimate that the net proceeds we will receive from this offering will be approximately $[•], based on an offering price of  $[•] per share of common stock (the mid-point range of the estimated initial public offering price range), after deducting the underwriting discounts and commissions paid by us and estimated offering expenses of approximately $[•] million payable by us. Such estimate is subject to change and no assurances can be given that actual expenses will not exceed such amount.
We expect to use the proceeds from this offering to [pay down a portion of our existing indebtedness outstanding under the Credit Agreement with Credit Suisse], to make investments in accordance with our investment objective and investment strategy and for general corporate purposes. Pending such investments, we will invest the net proceeds primarily in cash, cash equivalents, U.S. government securities and other high-quality temporary investments that mature in one year or less from the date of investment. See “Regulation — Temporary Investments” for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.
All of the Secondary Shares offered by the Selling Stockholders pursuant to this prospectus will be sold by the Selling Stockholders for their own account. We will not receive any of the proceeds from the sales of the Secondary Shares.
Pursuant to the Common Stock Registration Rights Agreement, we will pay the fees and expenses incurred in offering and in disposing of the Secondary Shares, including all registration and filing fees, any other regulatory fees, printing and delivery expenses, listing fees and expenses, fees and expenses of counsel, independent certified public accountants, and any special experts retained by us, and reasonable and documented fees and expenses of counsel to the Selling Stockholders in an amount not to exceed $75,000. The Selling Stockholders will be responsible for (i) all brokers’ and underwriters’ discounts and commissions, transfer taxes, and transfer fees relating to the sale or disposition of the Secondary Shares, and (ii) the fees and expenses of any counsel to the Selling Stockholders exceeding $75,000.

CAPITALIZATION
The following table sets forth our capitalization as of March 31, 2020:
•
on an actual basis;

•
on an as adjusted basis to reflect the assumed sale of [•] shares of our common stock in this offering (assuming no exercise of the underwriters’ over-allotment option to purchase additional shares) at an assumed public offering price of $[•] per share (the mid-point range of the estimated initial public offering price range) after deducting the underwriting discounts and commissions and estimated offering expenses of approximately $[•] payable by us and application of the net proceeds as discussed in more detail under “Use of Proceeds.”

You should read this table together with “Use of Proceeds” and the financial statements and the related notes thereto included elsewhere in this prospectus.
	As of March 31, 2020
(dollars in millions, except per share data) (unaudited)	Actual	As Adjusted(1)
Assets
Investments, at fair value	$398.6	$
Cash and cash equivalents	62.6
Restricted cash(3)	16.9
Interest receivable	3.2
Other assets	0.9
Total assets	$482.2	$
Liabilities
Accounts payable and accrued expenses	$4.8	$
2025 Notes, net	119.7
Credit Agreement, net(1)	126.7
Other liabilities	6.4
Total liabilities	$257.6	$
Stockholders’ equity
Common stock, par value $0.001 per share; 200,000,000 shares authorized; 18,049,860 shares issued and outstanding, actual; [•](2) shares issued and outstanding, as adjusted	$18.0	$
Capital in excess of par value	270.8
Offering costs and expenses	10.6
Retained earnings	35.6
Total stockholders’ equity	$224.6	$
Total liabilities and stockholders’ equity	$482.2	$
Net Asset Value Per Share	12.44

(1)
As of March 31, 2020, we had approximately $130 million outstanding under the Credit Agreement. This table has not been adjusted to reflect any change in our outstanding borrowings under the Credit Agreement subsequent to March 31, 2020.

(2)
Excludes up to [•] shares of our common stock issuable upon exercise of the underwriters’ option to purchase additional shares

(3)
Restricted cash at March 31, 2020 consisted of approximately $16.1 million related to the Credit Facility covenants, and approximately $0.8 million held in escrow related to the payout of a severance related liability assumed as part of the Formation Transactions due to a former partner of the Legacy Funds.

DISTRIBUTIONS
Overview
We generally intend to make quarterly distributions and to distribute, out of assets legally available for distribution, substantially all of our available earnings, as determined by the Board in its sole discretion and in accordance with RIC requirements.
To obtain and maintain our tax treatment as a RIC, we must, among other things, timely distribute (or be treated as distributing) in each taxable year dividends of an amount equal to at least 90% of our investment company taxable income (which includes, among other items, dividends, interest, the excess of any net short-term capital gains over net long-term capital losses, as well as other taxable income, excluding any net capital gains reduced by deductible expenses) and 90% of our net tax-exempt income (which is the excess of our gross tax-exempt interest income over certain disallowed deductions) for that taxable year. As a RIC, we generally will not be subject to corporate-level U.S. federal income tax on our investment company taxable income and net capital gains that we distribute to stockholders. In addition, to avoid the imposition of a nondeductible 4% U.S. federal excise tax, we must timely distribute (or be treated as distributing) in each calendar year an amount at least equal to the sum of:
•
98% of our net ordinary income, excluding certain ordinary gains and losses, recognized during a calendar year;

•
98.2% of our capital gain net income, adjusted for certain ordinary gains and losses, recognized for the twelve-month period ending on October 31 of such calendar year; and

•
100% of any income or net capital gains that we recognized in preceding years, but were not distributed in such years, and on which we paid no U.S. federal income tax.

We may retain for investment some or all of our net capital gains (i.e., realized net long-term capital gains in excess of realized net short-term capital losses) and treat such amounts as deemed distributions to our stockholders. If we do this, you will be treated as if you received an actual distribution of the capital gains we retain and then reinvested the net after-tax proceeds in our common stock. You also may be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. Please refer to “Certain U.S. Federal Income Tax Considerations” for further information regarding the consequences of our retention of net capital gains. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. The distributions that we pay may represent a return of capital. A return of capital will (i) lower a stockholder’s tax basis in our shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares, and (ii) reduce the amount of funds we have for investment in portfolio companies. A distribution or return of capital does not necessarily reflect our investment performance, and should not be confused with yield or income. See “Regulation” and “Certain U.S. Federal Income Tax Considerations.”
Distributions Declared
On May 7, 2020, the Board declared a distribution of $0.22 per share, which was paid on June 5, 2020 to stockholders of record on May 29, 2020. The distribution included approximately $2.9 million in cash and 87,388 shares issued pursuant to the Company’s distribution reinvestment plan. The tax characteristics of all distributions paid are reported to stockholders on Form 1099 after the end of the applicable calendar year. We can offer no assurance that we will achieve investment returns that will permit us to make distributions or that the Board will declare any distributions in the future.
Distribution Reinvestment Plan
We have adopted an “opt out” distribution reinvestment plan for our stockholders. As a result, if we declare a dividend, then stockholders’ cash distributions will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the distribution reinvestment plan so as to receive cash distributions. See “Distribution Reinvestment Plan.” Stockholders who receive distributions in the form of shares of our common stock generally are subject to the same U.S. federal income tax consequences as are stockholders who elect to receive their distributions in cash.

DILUTION
If you invest in our common stock, your interest will be diluted to the extent the initial public offering price per share of our common stock exceeds the pro forma net asset value per share of our common stock immediately after the completion of this offering. The net asset value per share is determined by dividing the value of (a) total assets minus liabilities by (b) the total number of shares outstanding.
Our net asset value as of March 31, 2020 was approximately $224.6 million, or $12.44 per share.
After giving effect to the sale of shares to be sold in this offering at the initial public offering price of $[•] per share (the mid-point range of the estimated initial public offering price range), the deduction of underwriting discounts and estimated expenses of this offering payable by us, and the application of the net proceeds as discussed in more detail under “Use of Proceeds,” our net asset value would have been approximately $[•], or $[•] per share. That net asset value represents an immediate dilution of  $[•] per share, or [•]%, to new investors who purchase our common stock in the offering at the initial public offering price. The foregoing assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, the immediate dilution to shares sold in this offering would instead be $[•] per share.
The following table illustrates the dilution to the shares on a per share basis (without exercise of the underwriters option to purchase additional shares of our common stock):
Assumed initial public offering price per share (the mid-point range of the estimated initial public offering price range)	$	[•]
March 31, 2020 net asset value per share	$	[•]
Increase subsequent to March 31, 2020(1)(2)(3)(4)	$	[•]
As adjusted net asset value per share(1)(2)(3)(4)	$	[•]
Decrease attributable to this offering	$	[•]
As-adjusted net asset value per share immediately after this offering	$	[•]
Dilution per share to new stockholders (without exercise of the underwriters’ option to purchase additional shares of our common stock)	$	[•]
The following table sets forth information with respect to the shares prior to and following this offering:
	Shares		Total Consideration			Average Price
	Number	%	Amount		%	Per Share
Shares of common stock outstanding	18,049,860	[•]%	$	[•]	[•]%	$15.00
Shares of common stock to be sold in this offering	[•]	[•]%	$	[•]	[•]%	$ [•]
Total	[•]	100.0%	$	[•]	100.0%
The as-adjusted net asset value upon completion of this offering is calculated as follows:
Numerator
NAV as adjusted through March 31, 2020(1)(2)(3)(4)	$	[•]
Assumed proceeds from this offering (after deduction of sales load and offering expenses payable by us)	$	[•]
NAV upon completion of this offering	$	[•]
Denominator		[•]
Shares of common stock outstanding		[•]
Shares of common stock included in this offering		[•]
Total shares outstanding upon completion of this offering		[•]

(1)
[Includes the effect of approximately $[•] million net investments funded and drawdowns under the Credit Agreement to fund investments from [•] through [•], 2020; does not include pipeline investments that may occur subsequent to [•], 2020 but prior to this offering.]

(2)
Adjusted for [•] subsequent to [•], 2020.

(3)
Adjusted for [•].

(4)
Adjusted for [•].

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data and Pro Forma Financial Information”, the interim financial statements as of March 31, 2020 of the Company, the seed financial statements of the Company, which have been be audited by Ernst & Young LLP, our independent registered public accounting firm (“EY”), and the financial statements of the Legacy Funds for the fiscal years ended December 31, 2019 and December 31, 2018, which have been audited by EY, and the related notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus may contain forward-looking statements and information, which relate to future events or the future performance or financial condition of Trinity Capital Inc. and involve numerous risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking statements and information, including due to the factors discussed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” appearing elsewhere herein. Please see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of uncertainties, risk and assumptions associated with such statements and information.
Overview
Trinity Capital Inc., a Maryland corporation and specialty lending company, is a provider of debt, including loans and equipment financings, to growth stage companies, including venture-backed companies and companies with institutional equity investors. We are an internally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the 1940 Act. We also intend to elect to be treated, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code for U.S. federal income tax purposes. As a BDC and a RIC, we are required to comply with certain regulatory requirements. See “Regulation” and “Certain U.S. Federal Income Tax Considerations — Taxation as a Regulated Investment Company.”
We were formed for the purpose of acquiring the Legacy Funds, including the Legacy Assets, raising capital in the Private Offerings and making investments in accordance with our investment objective and investment strategy. Our investment objective is to generate current income and, to a lesser extent, capital appreciation through our investments. We seek to achieve our investment objective by making investments consisting primarily of term loans and equipment financings and, to a lesser extent, working capital loans, equity and equity-related investments. In addition, we may obtain warrants or contingent exit fees at funding from many of our portfolio companies, providing an additional potential source of investment returns. We generally are required to invest at least 70% of our total assets in qualifying assets in accordance with the 1940 Act but may invest up to 30% of our total assets in non-qualifying assets, as permitted by the 1940 Act. See “Regulation.”
We target investments in growth stage companies, which are typically private companies, including venture-backed companies and companies with institutional equity investors. We define “growth stage companies” as companies that have significant ownership and active participation by sponsors, such as institutional investors or private equity firms, and annual revenues of up to $100 million. Subject to the requirements of the 1940 Act, we are not limited to investing in any particular industry or geographic area and seek to invest in under-financed segments of the private credit markets. See “Regulation.”
We invest in debt, including loans and equipment financings, that may have initial interest-only periods of 0 to 24 months and may then fully amortize over a term of 24 to 60 months and are secured by a blanket first lien, a specific asset lien on mission critical assets or a blanket second lien. We may also make a limited number of direct equity and equity-related investments in conjunction with our debt investments.
Certain of the loans in which we invest have financial maintenance covenants, which are used to proactively address materially adverse changes in a portfolio company’s financial performance. However, we have invested in and may in the future invest in or obtain significant exposure to “covenant-lite” loans, which generally are loans that do not have a complete set of financial maintenance covenants. Generally, covenant-lite loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition.

Accordingly, because we invest in and have exposure to covenant-lite loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.
COVID-19 Developments
In March 2020, the outbreak of COVID-19 was recognized as a pandemic by the World Health Organization. Shortly thereafter, the President of the United States declared a National Emergency throughout the United States attributable to such pandemic. The pandemic has become increasingly widespread in the United States, including in the markets in which the Company primarily operates.
We have and continue to assess the impact of the COVID-19 pandemic on our portfolio companies. We cannot predict the full impact of the COVID-19 pandemic, including its duration in the United States and worldwide and the magnitude of the economic impact of the outbreak, including with respect to the travel restrictions, business closures and other quarantine measures imposed on service providers and other individuals by various local, state, and federal governmental authorities, as well as non-U.S. governmental authorities. As such, we are unable to predict the duration of any business and supply-chain disruptions, the extent to which the COVID-19 pandemic will negatively affect our portfolio companies’ operating results or the impact that such disruptions may have on our results of operations and financial condition. Though the magnitude of the impact remains to be seen, we expect our portfolio companies and, by extension, our operating results to be adversely impacted by the COVID-19 pandemic and, depending on the duration and extent of the disruption to the operations of our portfolio companies, we expect that certain portfolio companies will experience financial distress and possibly default on their financial obligations to us and their other capital providers. We also expect that some of our portfolio companies may significantly curtail business operations, furlough or lay off employees and terminate service providers, and defer capital expenditures if subjected to prolonged and severe financial distress, which could impair their business on a permanent basis. We continue to closely monitor our portfolio companies, which includes assessing each portfolio company’s operational and liquidity exposure and outlook; however, any of these developments would likely result in a decrease in the value of our investment in any such portfolio company. In addition, to the extent that the impact to our portfolio companies results in reduced interest payments or permanent impairments on our investments, we could see a decrease in our net investment income, which would increase the percentage of our cash flows dedicated to our debt obligations and could impact the amount of any future distributions to our stockholders.
During the three months ended March 31, 2020, we experienced a slight decrease in originations, compared to the Legacy Funds’ originations during the fourth quarter of 2019, which reflects our increased focus on assessing the potential impact of the COVID-19 pandemic on our existing portfolio and providing support for our existing portfolio. For the three months ending June 30, 2020, we expect our investment activity to increase, as a result of increased investments in existing portfolio companies as well as investments in new portfolio companies.
Critical Accounting Policies
The Company’s financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and pursuant to Regulation S-X under the Securities Act. The Company follows accounting and reporting guidance as determined by the Financial Accounting Standards Board (“FASB”), in FASB ASC 946, Financial Services — Investment Companies.
The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ. Valuation of investments, income recognition, realized / unrealized gains or losses and U.S. federal income taxes are considered to be our critical accounting policies and estimates. For additional information, please refer to “Note 2. Summary of Significant Accounting Policies” in the notes to the financial statements as of March 31, 2020 of the Company included with this prospectus.

Valuation of Investments
The most significant estimate inherent in the preparation of the Company’s consolidated financial statements is the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded.
The Company’s investments are carried at fair value in accordance with the 1940 Act and ASC Topic 946 and measured in accordance with ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and provides disclosure requirements for fair value measurements. ASC 820 requires the Company to assume that each of the portfolio investments is sold in a hypothetical transaction in the principal or, as applicable, most advantageous market using market participant assumptions as of the measurement date. Market participants are defined as buyers and sellers in the principal market that are independent, knowledgeable and willing and able to transact. The Company values its investments at fair value as determined in good faith by the Board in accordance with the provisions of ASC Topic 820 and the 1940 Act.
While the Board is ultimately and solely responsible for determining the fair value of the Company’s investments, the Company has engaged an independent valuation firm to provide the Company with valuation assistance with respect to its investments. The Company engages independent valuation firms on a discretionary basis. Specifically, on a quarterly basis, the Company will identify portfolio investments with respect to which an independent valuation firm will assist in valuing. The Company selects these portfolio investments based on a number of factors, including, but not limited to, the potential for material fluctuations in valuation results, size, credit quality and the time lapse since the last valuation of the portfolio investment by an independent valuation firm.
Investments recorded on the Company’s Consolidated Statement of Assets and Liabilities as of March 31, 2020 are categorized based on the inputs to the valuation techniques as follows:
Level 1	—	Investments whose values are based on unadjusted quoted prices for identical assets in an active market that the Company has the ability to access (examples include investments in active exchange-traded equity securities and investments in most U.S. government and agency securities).
Level 2	—	Investments whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investment.
Level 3	—	Investments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (for example, investments in illiquid securities issued by privately held companies). These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the investment.
Given the nature of lending to venture capital-backed growth stage companies, substantially all of the Company’s investments in these portfolio companies are considered Level 3 assets under ASC 820 because there is no known or accessible market or market indexes for these investment securities to be traded or exchanged. The Company uses an internally developed portfolio investment rating system in connection with its investment oversight, portfolio management and analysis and investment valuation procedures. This system takes into account both quantitative and qualitative factors of the portfolio companies. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period. Because of the inherent uncertainty of valuation, these estimated values may differ significantly from the values that would have been reported had a ready market for the investments existed, and it is reasonably possible that the difference could be material.
Debt Securities
The debt investments identified in the Company’s Consolidated Schedule of Investments as of March 31, 2020 are secured loans and equipment financings made to growth stage companies focused in technology, manufacturing, consumer and retail, life sciences and other high growth industries, which are backed by a select group of leading venture capital investors.
For portfolio investments in debt securities for which the Company has determined that third-party quotes or other independent pricing are not available, the Company generally estimates the fair value based on the assumptions that hypothetical market participants would use to value the investment in a current hypothetical sale using an income approach.
In its application of the income approach to determine the fair value of debt securities, the Company bases its assessment of fair value on projections of the discounted future free cash flows that the security will likely generate, including analyzing the discounted cash flows of interest and principal amounts for the security, as set forth in the associated loan and equipment financing agreements, as well as market yields and the financial position and credit risk of the portfolio company (the “Hypothetical Market Yield Method”). The discount rate applied to the future cash flows of the security is based on the calibrated yield implied by the terms of the Company’s investment adjusted for changes in market yields and performance of the subject company. The Company’s estimate of the expected repayment date of its loans and equipment financing securities is either the maturity date of the instrument or the anticipated pre-payment date, depending on the facts and circumstances. The Hypothetical Market Yield Method analysis also considers changes in leverage levels, credit quality, portfolio company performance, market yield movements, and other factors. If there is deterioration in credit quality or if a security is in workout status, the Company may consider other factors in determining the fair value of the security, including, but not limited to, the value attributable to the security from the enterprise value of the portfolio company or the proceeds that would most likely be received in a liquidation analysis.
Equity-Related Securities and Warrants
Often the Company is issued warrants by issuers as yield enhancements. These warrants are recorded as assets at estimated fair value on the grant date. Depending on the facts and circumstances, the Company usually utilizes a combination of one or several forms of the market approach as well as contingent claim analyses (a form of option analysis) to estimate the fair value of the securities as of measurement date. As part of its application of the market approach, the Company estimates the enterprise value of a portfolio company utilizing customary pricing multiples, based on the development stage of the underlying issuers, or other appropriate valuation methods, such as considering recent transactions in the equity securities of the portfolio company or third-party valuations that are assessed to be indicative of fair value of the respective portfolio company, and, if appropriate based on the facts and circumstances performs an allocation of the enterprise value to the equity securities utilizing a contingent claim analysis and/or other waterfall calculation by which it allocates the enterprise value across the portfolio company’s securities in order of their preference relative to one another.
Fair value estimates are made at discrete points in time based on relevant information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The carrying amounts of the Company’s financial instruments, consisting of cash, investments, receivables, payables and other liabilities approximate the fair values of such items due to the short-term nature of these instruments.
Our History
Overview
On January 16, 2020, we acquired the Legacy Funds and all of their respective assets, including the Legacy Portfolio, and Trinity Capital Holdings, a holding company whose subsidiaries managed and/or had the right to receive fees from certain of the Legacy Funds. We used a portion of the proceeds from the Private Offerings to complete these transactions.
In the Formation Transactions, the Legacy Funds were merged with and into the Company, and we issued 9,183,185 shares of our common stock at $15.00 per share for an aggregate amount of approximately $137.7 million and paid approximately $108.7 million in cash to the Legacy Investors to acquire the Legacy Funds and all of their respective assets, including the Legacy Portfolio.

As part of the Formation Transactions, we also acquired 100% of the equity interests of Trinity Capital Holdings for an aggregate purchase price of  $10.0 million, which was comprised of 533,332 shares of our common stock at $15.00 per share for an aggregate amount of approximately $8.0 million and approximately $2.0 million in cash. In connection with the acquisition of such equity interests, the Company also assumed a $3.5 million severance related liability due to a former partner of the Legacy Funds. As a result of the Formation Transactions, Trinity Capital Holdings became a wholly-owned subsidiary of the Company. See “Formation Transactions” and “Business.”
Our senior management team, led by Steven L. Brown, comprises the majority of the senior management team that managed the Legacy Funds and sourced the Legacy Portfolio. Since the launch of TCI, Trinity’s first private fund, in 2008, the Legacy Funds had been providers of debt and equipment financing to growth stage companies, including venture capital-backed companies and companies with institutional equity investors. In addition, Trinity’s second and third private funds, Fund II and Fund III, were each licensed by the SBA to operate as an SBIC prior to the completion of the Formation Transactions. Each of Fund II and Fund III repaid its outstanding SBA guaranteed debentures and surrendered its SBIC license on January 10, 2020. See “— Credit Agreement.”
Credit Agreement
On January 8, 2020, Fund II, Fund III and Fund IV entered into the Credit Agreement with Credit Suisse. The Credit Agreement matures on January 8, 2022, unless extended, and we have the ability to borrow up to an aggregate of  $300.0 million. Borrowings under the Credit Agreement generally bear interest at a rate of the three-month LIBOR plus 3.25%. Fund II and Fund III used the initial proceeds under the Credit Agreement to repay the outstanding SBA guaranteed debentures in aggregate amounts of  $64.2 million and $150.0 million, respectively, and surrendered their respective SBIC licenses, which the SBA accepted and approved on January 10, 2020.
On January 16, 2020, in connection with the Formation Transactions, we became a party to, and assumed, the Credit Agreement through our wholly-owned subsidiary, Trinity Funding 1, LLC. We used a portion of the proceeds from the Private Offerings to repay a portion of the aggregate amount outstanding under the Credit Agreement in amount of approximately $60 million. As of March 31, 2020, approximately $130 million was outstanding under the Credit Agreement. See “Business” and “— Financial Condition, Liquidity and Capital Resources.”
Private Offerings
On January 16, 2020, in reliance upon the available exemptions from the registration requirements of the Securities Act, we completed a private equity offering of shares of our common stock pursuant to which we issued and sold 7,000,000 shares at $15.00 per share for gross proceeds of approximately $105 million. The over-allotment option related to the Private Common Stock Offering was exercised in full and on January 29, 2020, we issued and sold an additional 1,333,333 shares of our common stock for gross proceeds of approximately $20 million. As a result, we issued and sold a total of 8,333,333 shares of our common stock for aggregate gross proceeds of approximately $125 million. See “Business,” “— Financial Condition, Liquidity and Capital Resources” and “Securities Eligible for Future Sale.”
On January 16, 2020, concurrent with the completion of the initial closing of the Private Common Stock Offering, we completed a private debt offering of $105 million in aggregate principal amount of our unsecured 7.00% Notes due 2025 in reliance upon the available exemptions from the registration requirements of the Securities Act. The over-allotment option related to the 144A Note Offering was exercised in full and on January 29, 2020, we issued and sold an additional $20 million in aggregate principal amount of the Notes. As a result, we issued and sold a total of $125 million in aggregate principal amount of the Notes. The Notes were issued pursuant to the Indenture between us and U.S. Bank National Association, as trustee. The Notes mature on January 16, 2025, unless repurchased or redeemed in accordance with their terms prior to such date, and bear interest at a rate of 7.00% per year payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2020. See “Business,” “— Financial Condition, Liquidity and Capital Resources” and “Securities Eligible for Future Sale.”

Portfolio Composition and Investment Activity
Portfolio Composition
Through the Formation Transactions, we acquired the Legacy Assets, including the Legacy Portfolio, from the Legacy Funds, as well as Trinity Capital Holdings. The Legacy Portfolio became our investment portfolio. As of March 31, 2020, our investment portfolio had an aggregate fair value of approximately $398.6 million and was comprised of approximately $282.1 million in secured loans, $88.4 million in equipment financings, and $28.1 million in equity and equity-related investments, including warrants, across 81 portfolio companies.
A summary of the composition of our investment portfolio at cost and fair value as a percentage of total investments as of March 31, 2020 are shown in following table:
Type	Cost	Fair Value
Secured Loans	69.6%	70.8%
Equipment Financings	21.2%	22.2%
Equity and Equity-Related	9.2%	7.0%
Total	100.0%	100.0%
The following table shows the composition of our investment portfolio by geographic region at cost and fair value as a percentage of total investments as of March 31, 2020. The geographic composition is determined by the location of the corporate headquarters of the portfolio company.
Geographic Region	Cost	Fair Value
West	49.8%	49.6%
Northeast	26.3%	26.2%
South	7.9%	8.1%
Mountain	5.7%	5.9%
Canada	4.8%	5.1%
Midwest	4.3%	3.8%
Southeast	1.2%	1.3%
Total	100.0%	100.0%
Set forth below is a table showing the industry composition of our investment portfolio at cost and fair value as a percentage of total investments as of March 31, 2020:
Industry	Cost	Fair Value
Professional, Scientific, and Technical Services	25.3%	26.7%
Manufacturing	21.6%	21.0%
Retail Trade	14.3%	14.4%
Information	9.7%	9.7%
Utilities	4.9%	5.2%
Agriculture, Forestry, Fishing and Hunting	5.0%	5.2%
Real Estate and Rental and Leasing	4.6%	4.2%
Finance and Insurance	3.7%	3.8%
Educational Services	2.9%	3.2%
Wholesale Trade	2.0%	1.9%
Administrative and Support and Waste Management and Remediation Services	1.8%	1.8%
Health Care and Social Assistance	2.6%	1.6%

Industry	Cost	Fair Value
Construction	1.6%	1.3%
Total	100.0%	100.0%

As of March 31, 2020, the debt, including loans and equipment financings, in our portfolio had a weighted average time to maturity of approximately 2.9 years. Additional information regarding our portfolio is set forth in the schedule of investments and the related notes thereto included with this prospectus.
Investment Activity
During the period ended March 31, 2020, we made an aggregate of approximately $32.7 million of investments in 6 new portfolio companies and approximately $15.0 million of investments in 8 existing portfolio companies. During the period ended March 31, 2020, we received an aggregate of $44.5 million in proceeds from repayments of our investments.
The level of our investment activity can vary substantially from period to period depending on many factors, including the amount of debt, including loans and equipment financings, and equity capital required by growth stage companies, the general economic environment, and market conditions, including as a result of the COVID-19 pandemic, and the competitive environment for the types of investments we make.
Portfolio Asset Quality
Our portfolio management team uses an ongoing investment risk rating system to characterize and monitor our outstanding loans and equipment financings. Our portfolio management team monitors and, when appropriate, recommends changes to the investment risk ratings. Our Investment Committee reviews the recommendations and/or changes to the investment risk ratings, which are submitted on a quarterly basis to the Audit Committee and our Board.
For our investment risk rating system, we review seven different criteria and, based on our review of such criteria, we assign a risk rating on a scale of 1 to 5, as set forth in the following illustration.
The following table shows the distribution of our loan and equipment financing investments on the 1 to 5 investment risk rating scale range at fair value as of March 31, 2020 (dollars in thousands):
Investment Risk Rating Scale Range	Investments at Fair Value	Percentage of Total Portfolio
4.0 – 5.0	$55,108	14.9%
3.0 – 3.9	113,320	30.6%
2.0 – 2.9	172,191	46.5%

Investment Risk Rating Scale Range	Investments at Fair Value	Percentage of Total Portfolio
1.6 – 1.9	27,123	7.3%
1.0 – 1.5	2,762	0.7%
Total	$370,504	100%

At March 31, 2020, our loan and equipment financing investments had a weighted average risk rating score of 2.9.
Debt Investments on Non-Accrual Status
When a debt security becomes 90 days or more past due, or if our management otherwise does not expect that principal, interest, and other obligations due will be collected in full, we will generally place the debt security on non-accrual status and cease recognizing interest income on that debt security until all principal and interest due has been paid or we believe the borrower has demonstrated the ability to repay its current and future contractual obligations. Any uncollected interest is reversed from income in the period that collection of the interest receivable is determined to be doubtful. However, we may make exceptions to this policy if the investment has sufficient collateral value and is in the process of collection.
At March 31, 2020, loans to three portfolio companies were on non-accrual status with a total cost of approximately $4.8 million and a total fair market value of approximately $3.3 million, or 0.8%, of the fair value of our investment portfolio.
Discussion and Analysis of Results of Operations
Trinity Capital Inc. for the three months ended March 31, 2020
The following discussion and analysis of our results of operations encompasses our consolidated results for the three months ended March 31, 2020. Since the Company was formed on August 12, 2019, and commenced operations on January 16, 2020, there are no historical results for comparative purposes.
The following table represents our results of operations for the three months ended March 31, 2020 (in thousands):
For the Three Months Ended March 31, 2020
Total investment income	$10,860
Total expenses	(6,551)
Net investment income	4,309
Net realized gains on investments	503
Net unrealized losses on investments	(24,277)
Net decrease in net assets resulting from operations before formation costs	(19,465)
Costs related to the acquisition of Trinity Capital Holdings and Legacy Funds	(15,586)
Net decrease in stockholders’ equity resulting from operations	$(35,051)
Investment Income
Investment income represents interest income recognized as earned in accordance with the contractual terms of the loan agreement. Interest income from original issue discount (“OID”) represents the estimated fair value of detachable equity warrants obtained in conjunction with the origination of debt securities, including loans and equipment financings and is accreted into interest income over the term of the loan as a yield enhancement. Interest income from payment-in-kind (“PIK”) represents contractually deferred interest added to the loan balance recorded on an accrual basis to the extent such amounts are expected to be collected.

For the three months ended March 31, 2020, total investment income was approximately $10.9 million, which represents an approximate yield of 13.8% on the investments during the period.
Operating Expenses
Our operating expenses are comprised of interest and fees on our borrowings, employee compensation and general and administrative expenses. Our operating expenses totaled approximately $6.6 million for the three months ended March 31, 2020.
Interest and Fees on our Borrowings
Interest and fees on our borrowings totaled approximately $4.3 million for the three months ended March 31, 2020 which is primarily comprised of interest and fees related to the Credit Agreement and the Notes. We had a weighted average cost of debt, comprised of interest and fees, of approximately 5.8% for the three months ended March 31, 2020.
Employee Compensation
Employee compensation and benefits totaled approximately $1.4 million for the three months ended March 31, 2020. As of March 31, 2020, the Company had 29 employees.
The Board has approved the 2019 Trinity Capital Inc. Long-Term Incentive Plan and the Trinity Capital Inc. 2019 Non-Employee Director Restricted Stock Plan, each to be effective upon receipt of exemptive relief from the SEC and stockholder approval of such plans. We have applied for an exemptive order from the SEC to permit us to issue certain securities under such plans. If exemptive relief is obtained, the Compensation Committee may award securities in such amounts and on such terms as the Compensation Committee determines and consistent with any exemptive order the SEC may issue and the terms of such plans, as applicable. The SEC is not obligated to grant an exemptive order to allow this practice and will do so only if it determines that such practice is consistent with stockholder interests and does not involve overreaching by management or our Board. We cannot provide any assurance that we will receive such exemptive relief from the SEC.
General and Administrative Expenses
General and administrative expenses include legal, accounting and valuation fees, insurance premiums, rent, marketing and investor relations expenses, and other various expenses. Our general and administrative expenses totaled $0.9 million for the three months ended March 31, 2020.
Net Investment Income
As a result of approximately $10.9 million in total investment income as compared to approximately $6.6 million in total expenses, net investment income for the three months ended March 31, 2020 was approximately $4.3 million.
Net Realized Gains and Losses
Realized gains or losses are measured by the difference between the net proceeds from the sale or redemption of an investment or a financial instrument and the cost basis of the investment or financial instrument, without regard to unrealized appreciation or depreciation previously recognized, and includes investments written-off during the period. For the three months ended March 31, 2020, we realized net gains on investments of approximately $0.5 million.
The net realized gains from the sales, repayments, or exits of investments during the three months ended March 31, 2020 were comprised of the following (in thousands):
For the Three Months Ended March 31, 2020
Sales, repayments or exits of investments

For the Three Months Ended March 31, 2020
Net realized gain on investments:
Gross realized gains	$959
Gross realized losses	(456)
Total net realized gains on investments	$503

Net Change in Unrealized Appreciation / (Depreciation) from Investments
Net change in unrealized appreciation or (depreciation) from investments primarily reflects the net change in the fair value of the investment portfolio and financial instruments and the reclassification of any prior period unrealized appreciation or depreciation on exited investments and financial instruments to realized gains or losses. The unrealized depreciation was due primarily to the uncertainty caused by the COVID-19 pandemic and its effect on market yields and fundamental portfolio company performance. See “COVID-19 Developments” for additional information.
Net unrealized gains and losses on investments for the three months ended March 31, 2020 is comprised of the following (in thousands):
For the Three Months Ended March 31, 2020
Unrealized appreciation	$1,296
Unrealized depreciation	(25,573)
Net unrealized (appreciation) depreciation reversed related to net realized gains or losses(1)	—
Total net unrealized losses on investments	$(24,277)

(1)
The net unrealized (appreciation) depreciation reversed related to net realized gains or losses represents the unrealized appreciation or depreciation recorded on the related asset at the end of the prior period. Investments were recorded at their fair values in the Formation Transactions on January 16, 2020, therefore no reversal of unrealized appreciation (depreciation) was recorded during the quarter.

The changes in net unrealized depreciation from investments during the three months ended March 31, 2020 consisted of the following (in thousands):
Portfolio Company	Net Unrealized Appreciation (Depreciation)
Vertical	$(3,868)
Workwell	(2,544)
Altierre	(2,110)
UnTuckIt	(1,558)
Project Frog	(1,507)
Vidsys	(1,502)
Birchbox	(938)
Atieva	(849)
BaubleBar	(844)
Edeniq	(716)
SQL Sentry	(578)
STS Media	(500)

Portfolio Company	Net Unrealized Appreciation (Depreciation)
Other, net	(6,763)
Total	$(24,277)

Net Decrease in Net Assets Resulting from Operations Before Formation Costs
Net decrease in net assets resulting from operations before formation costs during the three months ended March 31, 2020 was approximately $19.5 million.
Net Decrease in Net Assets Resulting from Operations and Earnings Per Share
Costs related to the acquisition of Trinity Capital Holdings was approximately $13.5 million, and the cost related to the acquisition of the Legacy Funds was approximately $2.0 million. See “Note 12 — Formation Transactions” in the Notes to Consolidated Financial Statements as of March 31, 2020. The total cost of $15.5 million, when added to the net decrease in net assets resulting from operations before formation costs, resulted in a net decrease in net assets resulting from operations during the three months ended March 31, 2020 of approximately ($35.1) million. Both basic and fully diluted net change in net asset per common share were ($1.97) for the three months ended March 31, 2020.
Legacy Funds for the fiscal year ended December 31, 2019
The following results of operations for the fiscal year ended December 31, 2019 include all of the Legacy Funds on a combined basis, except that the results of operations of Sidecar Fund included in the following only cover the period from April 9, 2019 through December 31, 2019, as Sidecar Fund was formed on April 5, 2019 and commenced operations on April 9, 2019.
Investment Income
Investment income represents interest income recognized as earned in accordance with the contractual terms of the loan agreement. Interest income from original issue discount (“OID”) represents the estimated fair value of detachable equity warrants obtained in conjunction with the origination of debt and equipment financing securities and is accreted into interest income over the term of the loan as a yield enhancement.
For the fiscal year ended December 31, 2019, total investment income was approximately $55.7 million, which represents an approximate yield of 14.6% on the investments during the period.
Expenses
For the fiscal year ended December 31, 2019, total expenses were approximately $21.0 million. Total expenses represent approximately $11.7 million of interest expenses as well as approximately $8.2 million for management fees and $1.1 million for other administrative expenses such as legal fees. Such management fees relate to Fund II, Fund III and Fund IV.
Net Investment Income
As a result of approximately $55.7 million in total investment income as compared to approximately $21.1 million in total expenses, net investment income for the twelve months ended December, 2019 was approximately $34.6 million.
Net Realized Gains and Losses
Realized gains or losses are measured by the difference between the net proceeds from the sale or redemption of an investment or a financial instrument and the cost basis of the investment or financial instrument, without regard to unrealized appreciation or depreciation previously recognized, and includes investments written-off during the period.

For the fiscal year ended December 31, 2019, the Legacy Funds realized gains on their investments of approximately $5.8 million.
Net Change in Unrealized Appreciation / (Depreciation) from Investments
Net change in unrealized appreciation or (depreciation) from investments primarily reflects the net change in the fair value of the investment portfolio and financial instruments and the reclassification of any prior period unrealized appreciation or depreciation on exited investments and financial instruments to realized gains or losses.
For the fiscal year ended December 31, 2019, net change in unrealized depreciation from investments totaled approximately ($1.7) million. The net change in unrealized appreciation from investments was driven primarily by approximately $8.0 million of unrealized appreciation in equity investments and equity warrant investments, offset by approximately $9.7 million unrealized loss in loan and equipment financing investments. Within the loan and equipment financing portfolio, the approximately $9.7 million of unrealized depreciation is primarily due to a write-down of Edeniq, Inc. of approximately $5.5 million and a write-down of STS Media, Inc. of approximately $7.3 million, which is offset by unrealized appreciation spread over numerous investments. Edeniq, Inc. equity contributed unrealized losses of approximately $0.2 million as a result of its deteriorating performance and lack of cash funding. The largest single contributor to the total unrealized gain in equity investments is Nanotherapeutics, Inc., which contributed approximately $5.7 million of unrealized appreciation based upon improvements in this company’s business outlook.
Net Increase in Members’ Equity and Partners’ Capital Resulting from Operations
Net increase in members’ equity and partners’ capital resulting from operations during the fiscal year ended December 31, 2019 was approximately $38.7 million.
Legacy Funds for the fiscal year ended December 31, 2018
The following results of operations for the fiscal year ended December 31, 2018 include TCI, Fund II, Fund III and Fund IV on a combined basis, except that the results of operations of Fund IV included in the following only cover the period from November 21, 2018 through December 31, 2018, as Fund IV was formed on May 1, 2018 and commenced operations on November 21, 2018. Sidecar Fund is excluded from the following because it was formed on April 5, 2019 and commenced operations on April 9, 2019.
Investment Income
Investment income represents interest income recognized as earned in accordance with the contractual terms of the loan agreement. Interest income from OID represents the estimated fair value of detachable equity warrants obtained in conjunction with the origination of debt and equipment financing securities and is accreted into interest income over the term of the loan as a yield enhancement.
For the fiscal year ended December 31, 2018, total investment income was approximately $47.1 million which represents an approximate yield of 14% on the investments during the period.
Expenses
For the fiscal year ended December 31, 2018, total expenses were approximately $18.1 million. Total expenses represent approximately $10.1 million of interest expenses as well as approximately $7.8 million for management fees and $0.3 million for other administrative expenses such as legal fees. Such management fees relate to Fund II, Fund III and Fund IV.
Net Investment Income
As a result of approximately $47.1 million in total investment income as compared to approximately $18.1 million in total expenses, net investment income for the fiscal year ended December 31, 2018 was approximately $29.0 million.

Net Realized Gains and Losses
Realized gains or losses are measured by the difference between the net proceeds from the sale or redemption of an investment or a financial instrument and the cost basis of the investment or financial instrument, without regard to unrealized appreciation or depreciation previously recognized, and includes investments written-off during the period.
For the fiscal year ended December 31, 2018, the Legacy Funds realized gains on their investments of approximately $2.8 million.
Net Change in Unrealized Appreciation / (Depreciation) from Investments
Net change in unrealized appreciation or (depreciation) from investments primarily reflects the net change in the fair value of the investment portfolio and financial instruments and the reclassification of any prior period unrealized appreciation or depreciation on exited investments and financial instruments to realized gains or losses.
For the fiscal year ended December 31, 2018, net change in unrealized appreciation (depreciation) from investments totaled approximately ($8.6 million). The net change in unrealized appreciation (depreciation) from investments was driven primarily by approximately ($4.0 million) of unrealized depreciation of the warrant portfolio, and approximately ($4.5 million) of unrealized depreciation in the equity portfolio. Within the warrant portfolio, warrants in Hospitalists Now, Inc. contributed approximately ($2.0 million) of unrealized depreciation, and warrants in Edeniq, Inc. contributed approximately ($1.8 million) of unrealized depreciation, in both cases due to degradations of the business outlook at the respective portfolio companies. Within the equity portfolio, approximately ($3.1 million) of unrealized depreciation was due to equity holdings in Edeniq, Inc, while approximately ($1.9 million) of unrealized depreciation was attributable to equity holdings in Vertical Communications.
Net Increase in Members’ Equity and Partners’ Capital Resulting from Operations
Net increase in members’ equity and partners’ capital resulting from operations during the fiscal year ended December 31, 2018 was approximately $23.2 million.
Financial Condition, Liquidity and Capital Resources
Our liquidity and capital resources are generated primarily from the net proceeds of offerings of our securities, borrowings under the Credit Agreement and the issuance of the Notes, and cash flows from our operations, including investment sales and repayments, as well as income earned on investments and cash equivalents. Our primary use of our funds includes investments in portfolio companies, payments of interest on our outstanding debt, and payments of fees and other operating expenses we incur. We also expect to use our funds to pay distributions to our stockholders. We have used, and expect to continue to use, our borrowings, including under the Credit Agreement or any future credit facility, and proceeds from the turnover of our portfolio to finance our investment objectives and activities.
We may, from time to time, enter into additional credit facilities, increase the size of our existing Credit Agreement, or issue additional notes or other securities. Any such incurrence or issuance would be subject to prevailing market conditions, our liquidity requirements, contractual and regulatory restrictions, and other factors.
During the three months ended March 31, 2020, cash provided by financing activities of $170.1 million was primarily used for the $89.5 million acquisition of the Legacy Funds in the Formation Transactions (see “Note 12 — Formation Transactions” in the Notes to Consolidated Financial Statements as of March 31, 2020).
At March 31, 2020, we had $120.5 million in available liquidity, including $62.6 million in cash and cash equivalents. We had available borrowing capacity of $57.9 million under the Credit Agreement, subject to its terms and regulatory requirements. We primarily invest cash on hand in interest bearing deposit accounts.

At March 31, 2020, we had approximately $16.9 million of restricted cash which consists of approximately $16.1 million related to the Credit Agreement covenants, and approximately $0.8 million held in escrow related to the payout of a settlement with a former partner of the Legacy Funds.
Credit Agreement
On January 16, 2020, in connection with the Formation Transactions, we became a party to, and assumed, the Credit Agreement through our wholly-owned subsidiary, Trinity Funding 1, LLC. The Credit Agreement matures on January 8, 2022, unless extended, and we have the ability to borrow up to an aggregate of $300.0 million. The Borrowings under the Credit Agreement generally bear interest at a rate of the three-month LIBOR plus 3.25%. We may utilize the leverage available under the Credit Agreement to finance future investments. We used a portion of the proceeds from the Private Offerings to repay a portion of the aggregate amount outstanding under the Credit Agreement in amount of approximately $60 million. As of March 31, 2020, approximately $130 million was outstanding under the Credit Agreement.
The following table summarizes the interest expense and amortization of financing costs incurred on the Credit Agreement for the three months ended March 31, 2020 (dollars in thousands):
For the Three Months Ended March 31, 2020
Borrowing interest expense	$1,713
Amortization of deferred financing costs	434
Total interest and amortization of deferred financing costs	$2,147
Weighted average interest rate	4.88%
Weighted average outstanding balance	$150,357
The Credit Facility contains covenants that, among other things, require the Company to maintain minimum tangible net worth and leverage ratios, minimum cash balance of $15.0 million, and a cash reserve of 60 days for interest.
Private Common Stock Offering
In January 2020, we completed the Private Common Stock Offering in reliance upon the available exemptions from the registration requirements of the Securities Act, pursuant to which we issued and sold 8,333,333 shares of our common stock for aggregate gross proceeds of approximately $125 million. A portion of the proceeds of the Private Common Stock Offering were used to complete the Formation Transactions and repay a portion of the outstanding borrowings under the Credit Agreement.
144A Note Offering
In January 2020, concurrent with the completion of the Private Common Stock Offering, we completed the 144A Note Offering in reliance upon the available exemptions from the registration requirements of the Securities Act, pursuant to which we issued and sold $125 million in aggregate principal amount of the unsecured Notes. A portion of the proceeds of the 144A Note Offering were used to complete the Formation Transactions and repay a portion of the outstanding borrowings under the Credit Agreement.
The Notes were issued pursuant to the Indenture and mature on January 16, 2025, unless repurchased or redeemed in accordance with their terms prior to such date. The Notes are redeemable, in whole or in part, at any time, or from time to time, at our option, on or after January 16, 2023 at a redemption price equal to 100% of the outstanding principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of redemption. The holders of the Notes do not have the option to have the Notes repaid or repurchased by us prior to the Maturity Date of the Notes.
The Notes bear interest at a rate of 7.00% per year payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2020. The Notes are direct, general unsecured obligations of us and rank senior in right of payment to all of our future indebtedness or other obligations that are expressly subordinated, or junior, in right of payment to the Notes. The Notes rank pari passu, or equal, in right of payment with all of our existing and future indebtedness or other obligations that are not so subordinated, or junior. The Notes rank effectively subordinated, or junior, to any of our future secured indebtedness or other obligations (including unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness. The Notes are structurally subordinated, or junior, to all existing and future indebtedness and other obligations (including trade payables) incurred by our subsidiaries, financing vehicles or similar facilities including, without limitation, borrowings under the Credit Agreement and will be effectively subordinated to any indebtedness which is secured.
The Indenture contains certain covenants, including covenants requiring us to (i) comply with the asset coverage requirements of the 1940 Act, whether or not we are subject to those requirements, and (ii) provide financial information to the holders of the Notes and the Trustee if we are no longer subject to the reporting requirements under the Exchange Act. These covenants are subject to important limitations and exceptions that are described in the Indenture.
The following table summarizes the interest expense and amortization of financing costs incurred on the Notes for the three months ended March 31, 2020 (in thousands):
For the Three Months Ended March 31, 2020
Notes interest expense	$1,847
Amortization of deferred financing costs	232
Total interest and amortization of deferred financing costs	$2,079
Reduced Asset Coverage Requirements
In accordance with the 1940 Act, with certain limited exceptions, we are only allowed to incur borrowings, issue debt securities or issue preferred stock, if immediately after the borrowing or issuance, the ratio of total assets (less total liabilities other than indebtedness) to total indebtedness plus preferred stock, is at least 150%. On September 27, 2019, the Board, including a “required majority” (as such term is defined in Section 57(o) of the 1940 Act) and our initial stockholder approved the application to us of the 150% minimum asset coverage ratio set forth in Section 61(a)(2) of the 1940 Act. As a result, effective September 28, 2019, the asset coverage ratio under the 1940 Act applicable to us decreased from 200% to 150%, permitting us to potentially borrow $2 for investment purposes of every $1 of investor equity. As of March 31, 2020, our asset coverage ratio was approximately 188%. We target a leverage range of between 1.15x to 1.35x.
Commitments
The Company’s commitments and contingencies consist primarily of unfunded commitments to extend credit in the form of loans to the Company’s portfolio companies. A portion of these unfunded contractual commitments as of March 31, 2020 are dependent upon the portfolio company reaching certain milestones before the debt commitment becomes available. Furthermore, the Company’s credit agreements with its portfolio companies generally contain customary lending provisions that allow the Company relief from funding obligations for previously made commitments in instances where the underlying portfolio company experiences materially adverse events that affect the financial condition or business outlook for the company. Since a portion of these commitments may expire without being withdrawn, unfunded contractual commitments do not necessarily represent future cash requirements. As such, the Company’s disclosure of unfunded contractual commitments includes only those which are available at the request of the portfolio company and unencumbered by milestones.
As of March 31, 2020, the Company had $1.4 million of unfunded commitments to one portfolio company, Exela Inc., which are available at the request of the portfolio company and unencumbered by milestones. The fair value of this unfunded commitment is considered to be immaterial as the yield determined at the time of underwriting is expected to be materially consistent with the yield upon funding.

The Company will fund its unfunded commitments from the same sources it uses to fund its investment commitments that are funded at the time they are made (which are typically through existing cash and cash equivalents and borrowings under the Credit Agreement).
In the normal course of business, the Company enters into contracts that provide a variety of representations and warranties, and general indemnifications. Such contracts include those with certain service providers, brokers and trading counterparties. Any exposure to the Company under these arrangements is unknown as it would involve future claims that may be made against the Company; however, based on the Company’s experience, the risk of loss is remote and no such claims are expected to occur. As such, the Company has not accrued any liability in connection with such indemnifications.
Off-Balance Sheet Arrangements
Other than contractual commitments with respect to our portfolio companies and other legal contingencies incurred in the normal course of our business, we do not have any off-balance sheet financings or liabilities as of March 31, 2020.
Contractual Obligations
A summary of our contractual payment obligations as of March 31, 2020, is as follows:
	Payments Due by Period
	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years	Total
Credit Agreement	$—	$130,000	$—	$—	$130,000
7.00% Notes due 2025	—	—	125,000	—	125,000
Operating Lease(1)		577			577
Total Contractual Obligations	$—	$130,577	$125,000	$—	$255,577

(1)
Relates to lease for the Company’s office, which expires on July 31, 2022 and is subject to a five-year extension option. The Company has recorded this lease as a right-of-use asset and lease liability in its financial statements.

Distributions
We intend to elect to be treated for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code, beginning with our taxable year ended December 31, 2020. To obtain and maintain our tax treatment as a RIC, we must timely distribute (or be deemed to distribute) in each taxable year distribution for tax purposes equal to at least 90 percent of the sum of our:
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investment company taxable income (which is generally our ordinary income plus the excess of realized short-term capital gains over realized net long-term capital losses), determined without regard to the deduction for distributions paid, for such taxable year; and

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net tax-exempt interest income (which is the excess of our gross tax-exempt interest income over certain disallowed deductions) for such taxable year.

As a RIC, we (but not our stockholders) generally will not be subject to U.S. federal tax on investment company taxable income and net capital gains that we distribute to our stockholders.
We intend to distribute annually all or substantially all of such income. To the extent that we retain our net capital gains or any investment company taxable income, we generally will be subject to corporate-level U.S. federal income tax on the retained amounts. We can be expected to carry forward our net capital gains or any investment company taxable income in excess of current year distributions, and pay the U.S. federal excise tax as described below.
Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax payable by us. We may be subject to a nondeductible

4% U.S. federal excise tax if we do not distribute (or we are not treated as distributing) during each calendar year an amount at least equal to the sum of:
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98% of our net ordinary income excluding certain ordinary gains or losses for that calendar year;

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98.2% of our capital gain net income, adjusted for certain ordinary gains and losses, recognized for the twelve-month period ending on October 31 of that calendar year; and

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100% of any income or net capital gains that we recognized in preceding years, but were not distributed in such years, and on which we paid no U.S. federal income tax.

While we intend to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% U.S. federal excise tax, sufficient amounts of our taxable income and capital gains may not be distributed and as a result, in such cases, the excise tax will be imposed. In such an event, we will be liable for this tax only on the amount by which we do not meet the foregoing distribution requirement.
We intend to pay quarterly distributions to our stockholders out of assets legally available for distribution. All distributions will be paid at the discretion of our Board and will depend on our earnings, financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as our Board may deem relevant from time to time.
To the extent our current taxable earnings for a year fall below the total amount of our distributions for that year, a portion of those distributions may be deemed a return of capital to our stockholders for U.S. federal income tax purposes. Thus, the source of a distribution to our stockholders may be the original capital invested by the stockholder rather than our income or gains. Stockholders should read written disclosure carefully and should not assume that the source of any distribution is our ordinary income or gains.
We have adopted an “opt out” distribution reinvestment plan for our stockholders. As a result, if we declare a cash distribution or other distribution, each stockholder that has not “opted out” of our distribution reinvestment plan will have their distributions automatically reinvested in additional shares of our common stock rather than receiving cash distributions. Stockholders who receive distributions in the form of shares of common stock will be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions. See “Distribution Reinvestment Plan” and “Certain U.S. Federal Income Tax Considerations.”
On May 7, 2020, the Board declared a quarterly distribution of $0.22 per share payable on June 5, 2020 to stockholders of record as of May 29, 2020. See “— Recent Developments.”
Recently Issued or Adopted Accounting Standards and Pronouncements
See Note 10 to the financial statements of the Legacy Funds included with this Registration Statement for a description of recently issued or adopted accounting standards and pronouncements, if any, including the expected dates of adoption and the anticipated impact on the financial statements, if any.
Related Party Transactions
As discussed herein, the Legacy Funds were merged with and into the Company and we issued 9,183,185 shares of our common stock at $15.00 per share for a total value of approximately $137.7 million and paid approximately $108.7 million in cash to the Legacy Investors, which include the general partners/managers of the Legacy Funds. In addition, as part of the Formation Transactions, we acquired 100% of the equity interests of Trinity Capital Holdings for shares of our common stock and cash. Members of our management, including Steven L. Brown, Kyle Brown, Gerald Harder and Ron Kundich, owned 100% of the equity interests in Trinity Capital Holdings and controlling interests in the general partners/managers of the Legacy Funds. See “Business — Formation Transactions” and “Certain Relationships and Related Transactions, and Director Independence.”
As a result of the Formation Transactions, Messrs. S. Brown, K. Brown, Harder and Kundich collectively received (i) 533,332 shares of the Company’s common stock valued at approximately $8.0 million and approximately $2.0 million in cash in exchange for their equity interests in Trinity Capital Holdings, and

(ii) 377,441 shares of the Company’s common stock valued at approximately $5.7 million for their limited partner and general partner interests in the Legacy Funds.
We have entered into indemnification agreements with our directors and executive officers. The indemnification agreements are intended to provide our directors and executive officers with the maximum indemnification permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that we shall indemnify the director or executive officer who is a party to the agreement, or an “Indemnitee,” including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in our right, to the maximum extent permitted by Maryland law and the 1940 Act.
Quantitative and Qualitative Disclosures About Market Risk
Uncertainty with respect to the economic effects of the COVID-19 pandemic has introduced significant volatility in the financial markets, and the effect of the volatility could materially impact our market risks, including those listed below. We are subject to financial market risks, including valuation risk and interest rate risk.
Valuation Risk
Our investments may not have a readily available market price, and we value these investments at fair value as determined in good faith by the Board of Directors in accordance with our valuation policy. There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period, including as a result of the impact of the COVID-19 pandemic on the economy and financial and capital markets. Because of the inherent uncertainty of valuation, these estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and it is possible that the difference could be material.
Interest Rate Risk
Interest rate sensitivity and risk refer to the change in earnings that may result from changes in the level of interest rates. To the extent that we borrow money to make investments, including under the Credit Agreement or any future financing arrangement, our net investment income will be affected by the difference between the rate at which we borrow funds and the rate at which we invest these funds. In periods of rising interest rates, our cost of borrowing funds would increase, which may reduce our net investment income. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.
As of March 31, 2020, approximately 2.1% of our debt investments at fair value represented floating-rate investments and approximately 97.9% of our debt investments at fair value represented fixed-rate investments. In addition, borrowings under the Credit Agreement are subject to floating interest rates based on LIBOR, generally bearing interest at a rate of the three-month LIBOR plus 3.25%.
Based on our Consolidated Statement of Operations as of March 31, 2020, the following table shows the annualized impact on net income of hypothetical base rate changes in interest rates on our debt investments (considering interest rate floors for floating rate instruments) and the Credit Agreement, assuming each floating rate investment is subject to three-month LIBOR and there are no changes in our investment and borrowing structure (in thousands):

	Interest Income	Interest Expense	Net Income/(Loss)
Up 300 basis points	$107	$3,900	$(3,793)
Up 200 basis points	$47	$2,600	$(2,553)
Up 100 basis points	$6	$1,300	$(1,294)
Down 100 basis points	$—	$(976)	$976
Down 200 basis points	$—	$(976)	$976
Down 300 basis points	$—	$(976)	$976
Currency Risk
In addition, any investments we make that are denominated in a foreign currency will be subject to risks associated with changes in currency exchange rates. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved. As of March 31, 2020, we had one portfolio company located outside of the U.S. Payments from such portfolio company are received in U.S. dollars. No other investments at March 31, 2020 were subject to currency risk.
Hedging
We do not currently engage in any hedging activities. However, we may, in the future, hedge against interest rate and currency exchange rate fluctuations by using standard hedging instruments such as futures, options and forward contracts subject to the requirements of the 1940 Act. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in benefits of lower interest rates with respect to our portfolio of investments with fixed interest rates. We may also borrow funds in local currency as a way to hedge our non-U.S. denominated investments.
Recent Developments
Dividend Declaration
On May 7, 2020, the Board declared a quarterly distribution of $0.22 per share with respect to the quarter ending March 31, 2020. The dividend represents an annualized return of approximately 7.0% to stockholders based on the Private Common Stock Offering purchase price of $15.00 per share. The distribution was paid on June 5, 2020 to stockholders of record as of May 29, 2020, and included approximately $2.9 million in cash and 87,388 shares issued pursuant to the Company’s distribution reinvestment plan.
Appointment of Certain Officers
On and effective July 22, 2020, the Board appointed Sarah Stanton as the Company’s General Counsel and Secretary and Scott Harvey as the Company’s Chief Legal Officer. In connection with such appointments, Mr. Harvey resigned as the Company’s General Counsel but will continue to serve as the Company’s Chief Compliance Officer in addition to serving as the Company’s Chief Legal Officer.
In connection with such appointment of Ms. Stanton, Susan Echard resigned as the Company’s Secretary on and effective July 22, 2020 but will remain the Company’s Chief Financial Officer and Treasurer.

BUSINESS
General
Overview
Trinity Capital Inc., a Maryland corporation, is a specialty lending company that provides debt, including loans and equipment financings, to growth stage companies, including venture-backed companies and companies with institutional equity investors. We are an internally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the 1940 Act. We also intend to elect to be treated, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code for U.S. federal income tax purposes.
Our investment objective is to generate current income and, to a lesser extent, capital appreciation through our investments. We seek to achieve our investment objective by making investments consisting primarily of term loans and equipment financings and, to a lesser extent, working capital loans, equity and equity-related investments. Our equipment financings involve loans for general or specific use, including acquiring equipment, that are secured by the equipment or other assets of the portfolio company. In addition, we may obtain warrants or contingent exit fees at funding from many of our portfolio companies, providing an additional potential source of investment returns. The warrants entitle us to purchase preferred or common ownership shares of a portfolio company, and we typically target the amount of such warrants to scale in proportion to the amount of the debt or equipment financing. Contingent exit fees are cash fees payable upon the consummation of certain trigger events, such as a successful change of control or initial public offering of the portfolio company.
We target investments in growth stage companies, which are typically private companies, including venture-backed companies and companies with institutional equity investors. We define “growth stage companies” as companies that have significant ownership and active participation by sponsors, such as institutional investors or private equity firms, and annual revenues of up to $100 million. Subject to the requirements of the 1940 Act, we are not limited to investing in any particular industry or geographic area and seek to invest in under-financed segments of the private credit markets.
We primarily seek to invest in loans and equipment financings to growth stage companies that have generally completed product development and are in need of capital to fund revenue growth. As of March 31, 2020, the portfolio companies comprising our investment portfolio had median annual revenues equal to approximately $22 million. We believe a lack of profitability often limits these companies’ ability to access traditional bank financing, and our in-house engineering and operations experience allows us to better understand this risk and earn what we believe to be higher overall returns and better risk-adjusted returns than those associated with traditional bank loans.
Historically, the Legacy Funds made loans and equipment financings of up to $30 million with an average investment size of approximately $8.1 million. Our loans and equipment financings range from $2 million to $30 million. We believe investments of this scale are generally sufficient to support near-term growth needs of most growth stage companies. We generally limit each loan and equipment financing to approximately five percent or less of our total assets. We seek to structure our loans and equipment financings such that amortization of the amount invested quickly reduces our risk exposure. Leveraging the experience of our investment professionals, we seek to target companies at the growth stage of development and to identify financing opportunities ignored by the traditional direct lending community.
We generally intend to make quarterly distributions and to distribute, out of assets legally available for distribution, substantially all of our available earnings, as determined by our Board in its sole discretion and in accordance with RIC requirements. The distributions that we pay may represent a return of capital. A return of capital will (i) lower a stockholder’s tax basis in our shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares, and (ii) reduce the amount of funds we have for investment in portfolio companies. A distribution or return of capital does not necessarily reflect our investment performance, and should not be confused with yield or income. We also have an “opt-out” distribution reinvestment plan, pursuant to which distributions are automatically reinvested in additional shares of our common stock unless a stockholder elects to receive distributions in cash. See “Distributions,” “Distribution Reinvestment Plan” and “Certain U.S. Federal Income Tax Considerations.”
We may borrow money from time to time if immediately after such borrowing, the ratio of our total assets (less total liabilities other than indebtedness represented by senior securities) to our total indebtedness represented by senior securities plus preferred stock, if any, is at least 150%. This means that generally, we can borrow up to $2 for every $1 of investor equity.
Our History
Overview
On January 16, 2020, we acquired the Legacy Funds, including the Legacy Portfolio, and Trinity Capital Holdings, a holding company whose subsidiaries managed and/or had the right to receive fees from certain of the Legacy Funds, using a portion of the proceeds from the Private Offerings, as discussed in more detail under “— Formation Transactions” and “Formation Transactions.” Our senior management team, led by Steven L. Brown, comprises the majority of the senior management team that managed the Legacy Funds and sourced the Legacy Portfolio. Since the launch of TCI, Trinity’s first private fund, in 2008, the Legacy Funds had been providers of debt and equipment financing to growth stage companies, including venture capital-backed companies and companies with institutional equity investors. In addition, Trinity’s second and third private funds, Fund II and Fund III, were each licensed by the SBA to operate as an SBIC prior to the completion of the Formation Transactions. Each of Fund II and Fund III repaid its outstanding SBA guaranteed debentures and surrendered its SBIC license on January 10, 2020. See “— Credit Agreement.”
As of March 31, 2020, our investment portfolio had an aggregate fair value of approximately $398.6 million and was comprised of approximately $282.1 million in secured loans, $88.4 million in equipment financings, and $28.1 million in equity and equity-related investments, including warrants, across 81 portfolio companies.
As of March 31, 2020, the portfolio companies comprising our investment portfolio had median annual revenues equal to approximately $22 million. As of March 31, 2020, the debt, including loans and equipment financings, in our investment portfolio had a weighted average time to maturity of approximately 2.9 years. In addition, the debt and equipment financing investments in our investment portfolio had various structural protections, including customary default penalties, information and reporting rights, material adverse change or investor abandonment provisions, consent rights for any additions or changes to senior debt, and, as needed, intercreditor agreements with cross-default provisions to protect our second lien positions.
Credit Agreement
Prior to the Formation Transactions, on January 8, 2020, Fund II, Fund III, and Fund IV entered into the $300 million Credit Agreement with Credit Suisse. The Credit Agreement matures on January 8, 2022, unless extended, and we have the ability to borrow up to an aggregate of  $300.0 million. Borrowings under the Credit Agreement generally bear interest at a rate of the three-month LIBOR plus 3.25%. Fund II and Fund III used the initial proceeds under the Credit Agreement to repay the outstanding SBA guaranteed debentures in aggregate amounts of  $64.2 million and $150.0 million, respectively, and surrendered their respective SBIC licenses, which the SBA accepted and approved on January 10, 2020.
On January 16, 2020, in connection with the Formation Transactions, we became a party to, and assumed, the Credit Agreement through our wholly-owned subsidiary, Trinity Funding 1, LLC. We used a portion of the proceeds from the Private Offerings to repay a portion of the aggregate amount outstanding under the Credit Agreement in amount of approximately $60 million. As of March 31, 2020, approximately $130 million was outstanding under the Credit Agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Private Offerings
In January 2020, we completed the Private Common Stock Offering in reliance upon the available exemptions from the registration requirements of the Securities Act, pursuant to which we issued and sold 8,333,333 shares of our common stock for aggregate gross proceeds of approximately $125 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Securities Eligible for Future Sale.”
In January 2020, concurrent with the completion of the Private Common Stock Offering, we completed the 144A Note Offering in reliance upon the available exemptions from the registration requirements of the Securities Act, pursuant to which we issued and sold $125 million in aggregate principal amount of the unsecured Notes. The Notes were issued pursuant to the Indenture and mature on January 16, 2025, unless repurchased or redeemed in accordance with their terms prior to such date, and bear interest at a rate of 7.00% per year payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2020. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Securities Eligible for Future Sale.”
Registration Rights Agreements
Concurrently with the closing of the Private Common Stock Offering, we entered into a registration rights agreement (the “Common Stock Registration Rights Agreement”) for the benefit of the purchasers of the shares of our common stock in the Private Common Stock Offering and the Legacy Investors that received shares of our common stock in connection with the Formation Transactions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Securities Eligible for Future Sale.”
Concurrently with the closing of the 144A Note Offering, we entered into a registration rights agreement (the “Notes Registration Rights Agreement”) for the benefit of the purchasers of the Notes in the 144A Note Offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Securities Eligible for Future Sale.”
Formation Transactions
On January 16, 2020, immediately following the consummation of the Private Offerings, we used a portion of the proceeds from the Private Offerings to complete the Formation Transactions and acquire the Legacy Funds, including the Legacy Portfolio, which were managed by the members of our management team and our Investment Committee, and Trinity Capital Holdings, a holding company whose subsidiaries managed and/or had the right to receive fees from certain of the Legacy Funds.
In the Formation Transactions, the Legacy Funds were merged with and into the Company, and we issued 9,183,185 shares of our common stock at $15.00 per share for an aggregate amount of approximately $137.7 million and paid approximately $108.7 million in cash to the Legacy Investors to acquire the Legacy Funds and all of their respective assets, including their respective investment portfolios. The merger consideration of the Formation Transactions was based on valuations as of September 30, 2019, as adjusted for assets that were disposed of by the Legacy Funds, as well as earnings, capital contributions and distributions paid to the Legacy Investors and material events affecting the portfolio companies of the Legacy Funds subsequent to September 30, 2019 and through the closing date of the Formation Transactions.
As part of the Formation Transactions, we also used a portion of the proceeds of the Private Offerings to acquire 100% of the equity interests of Trinity Capital Holdings, the sole member of Trinity Management IV, LLC, the investment manager to Fund IV and the sub-adviser to Fund II and Fund III, for an aggregate purchase price of $10.0 million, which was comprised of 533,332 shares of our common stock at $15.00 per share for an aggregate amount of approximately $8.0 million and approximately $2.0 million in cash. The valuation of Trinity Capital Holdings as of September 30, 2019 was based upon a valuation of Trinity Capital Holdings prepared by an independent third-party valuation expert. As a result of this transaction, Trinity Capital Holdings became a wholly-owned subsidiary of the Company.

Set forth below is a diagram of our organizational structure following the Formation Transactions:
See “Formation Transactions” for additional information.
Our Business and Structure
Overview
We provide debt, including loans and equipment financings, to growth stage companies, including venture-backed companies and companies with institutional equity investors. Our investment objective is to generate current income and, to a lesser extent, capital appreciation through our investments. We make investments consisting primarily of term loans and equipment financings and, to a lesser extent, working capital loans, equity and equity-related investments, similar to the investments in the Legacy Portfolio.
We target investments in growth stage companies with institutional investor support, experienced management teams, promising products and offerings, and large expanding markets. These companies typically have begun to have success selling their products to the market and need additional capital to expand their operations and sales. Despite often achieving growing revenues, these types of companies typically have limited financing options to fund their growth. Equity, being dilutive in nature, is generally the most expensive form of capital available, while traditional bank financing is rarely available, given the lifecycle stage of these companies. Financing from us bridges this financing gap, providing companies with growth capital, which may result in improved profitability, less dilution for all equity investors, and increased enterprise value. We are not limited to investing in any particular industry or geographic area and seek to invest in under-financed segments of the private credit markets.
We invest in debt, including loans and equipment financings, that may have initial interest-only periods of 0 to 24 months and may then fully amortize over a term of 24 to 60 months. These investments are typically secured by a blanket first lien, a specific asset lien on mission critical assets or a blanket second lien. We may also make a limited number of direct equity and equity-related investments in conjunction with our debt investments. We target growth stage companies that have recently issued equity to raise cash to offset potential cash flow needs related to projected growth, have achieved positive cash flow to cover debt service, or have institutional investors committed to providing additional funding. A loan or equipment financing may be structured to tie the amortization of the loan or equipment financing to the portfolio company’s projected cash balances while cash is still available for operations. As such, the loan or equipment financing may have a reduced risk of default. We believe that the amortizing nature of our investments will mitigate risk and significantly reduce the risk of our investments over a relatively short period. We focus on protecting and recovering principal in each investment and structure our investments to provide downside protection.
Certain of the loans in which we invest have financial maintenance covenants, which are used to proactively address materially adverse changes in a portfolio company’s financial performance. However, we have invested in and may in the future invest in or obtain significant exposure to “covenant-lite” loans, which generally are loans that do not have a complete set of financial maintenance covenants. Generally, covenant-lite loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, because we invest in and have exposure to covenant-lite loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.
The following illustrates the lifecycle stage at which we seek to invest in our portfolio companies, although we may, at our discretion, invest in other lifecycle stages.
Management Team
Upon our election to be regulated as a BDC, we became an internally managed BDC employing 29 dedicated professionals who were previously employed by a Trinity entity, including 11 investment, originations and portfolio management professionals, all of whom have experience working on investment and financing transactions. Our management team has prior management experience, including with early stage tech startups, and employs a highly systematized approach. Our senior management team, led by Steven L. Brown, comprises the majority of the senior management team that managed the Legacy Funds and sourced the Legacy Portfolio, and we believe is well positioned to take advantage of the potential investment opportunities available in the marketplace.
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Steven L. Brown, our founder, is our Chairman and Chief Executive Officer and has 25 years of experience in venture equity and venture debt investing and working with growth stage companies.

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Gerald Harder, our Chief Credit Officer, has been with Trinity since 2016, and we believe his prior 30 years of engineering and operations experience adds significant value in analyzing investment opportunities.

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Kyle Brown, our President and Chief Investment Officer, has been with Trinity since 2015 and is responsible for managing Trinity’s investment activities. He has historically managed relationships with potential investment partners, including venture capital firms and technology bank lenders, allowing us to nearly triple the number of investment opportunities reviewed by our senior management after Mr. Brown joined the senior management of Trinity.

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Ron Kundich, our Senior Vice President — Loan Originations, is responsible for developing relationships with our referral partners, sourcing potential investments and evaluating investment opportunities.

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David Lund, our Executive Vice President of Finance and Strategic Planning, has over 35 years of finance and executive leadership experience working with both private and publicly traded companies, including serving as Chief Financial Officer at an internally managed venture lending, publicly traded BDC during its initial stage and subsequent years of growth in assets.

All investment decisions are made by the Investment Committee, whose members consist of Steven L. Brown, Gerald Harder, Kyle Brown and Ron Kundich. We consider these individuals to be our portfolio managers. The Investment Committee approves proposed investments by majority consent, which majority must include Steven L. Brown, in accordance with investment guidelines and procedures established by the Investment Committee. See “Management” and “Executive Compensation” for additional information regarding these individuals.
The members of the Investment Committee have worked together in predecessor investment funds, including the Legacy Funds, and bring decades of combined experience investing in venture debt and venture capital and managing venture-backed start-ups and other public and private entities. As a result, the members of the Investment Committee have strong backgrounds in venture capital, private equity, investing, finance, operations, management and intellectual property, and have developed a strong working knowledge in these areas and a broad network of contacts. Combined, as of March 31, 2020, the members of the Investment Committee had over 75 years in aggregate of operating experience in various public and private companies, many of them venture-funded. As a group, they have managed through all aspects of the venture capital lifecycle, including participating in change of control transactions with venture-backed companies that they founded and/or served.
Potential Competitive Advantages
We believe that we are one of only a select group of specialty lenders that has our depth of knowledge, experience, and track record in lending to growth stage companies. Further, we are one of an even smaller subset of specialty lenders that offers both loans and equipment financings. Our other potential competitive advantages include:
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In-house engineering and operations expertise to evaluate growth stage companies’ business products and plans.

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We have a history of employing technology experts, including those with engineering and operations expertise, who have developed proven technology and hold patents in their names, as well as executives and other employees who have experience with the products and business plans of growth stage companies. The expertise, knowledge and experience of these individuals allows them understand and evaluate the business plans, products and financing needs of growth stage companies, including the risks related thereto.

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Direct origination networks that benefit from relationships with venture banks, institutional equity investors and entrepreneurs built during the term of operations of the Legacy Funds, which began in 2008.

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We seek to be the first contact for venture bankers who focus on growth stage companies and who have a portfolio company that would benefit from term debt or equipment financing. We have established relationships with the major technology banks over the last 10 years in every major market across the United States and have established standard intercreditor and subordination agreements, which we believe make working with technology banks seamless in most regions across the United States. These banks often will provide revolving credit facilities to growth stage companies and we seek to provide term debt and or equipment financing to their portfolio companies.

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We also focus on sourcing deals from the partners of growth stage institutional investors, including growth stage venture capital firms and private equity firms. We focus on building relationships with investors who have raised recent funds and have the ability to provide ongoing support to their portfolio companies.

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We receive referrals directly to the executive officers of growth stage companies from these various stakeholders. Most of these stakeholders have board seats on the portfolio companies referred to us, are intimately involved in the business of such portfolio companies and generally serve as our advocates when term sheets are negotiated.

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A dedicated staff of professionals covering credit origination and underwriting, as well as portfolio management functions.

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We have a broad team of professionals focused on every aspect of the investment lifecycle. We have a credit origination and underwriting team that manages and oversees our investment process from identification of investment opportunity through negotiations of final term sheet and investment in a portfolio company. Our investment management and oversight activities are separate from our origination and underwriting activities. The team members serving our investment management and oversight functions have significant operating experience and are not associated with our origination function to avoid any biased views of performance. This structure helps our originators focus on identifying investment opportunities and building relationships with our portfolio companies.

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A proprietary credit rating system and regimented process for evaluating and underwriting prospective portfolio companies.

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Historically, our management team has received significant prospective investment opportunities. In order to quickly review investment opportunities and evaluate risks, we have developed a detailed and consistent credit rating system. This system allows our analysts to receive a full set of financial statements and projections and quickly fill out a rating sheet for each potential investment, which includes using a series of weighted calculations to provide an initial “pass” or “fail” rating on the potential investment, as well as identifying specific risks for further consideration.

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Scalable software platforms developed during the term of operations of the Legacy Funds, which support our underwriting processes and loan monitoring functions.

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We have an internally developed pipeline management tool which gives us a detailed look at the our performance in real time. We believe our historical metrics generally predict our quarterly funding needs based upon the number of prospective investment opportunities we have at varying stages of our origination process. We believe this granular look at our underwriting process gives us the ability to increase or decrease marketing efforts in order to manage available capital and achieve our deployment goals.

Market Opportunity
We believe that an attractive market opportunity exists for providing debt and equipment financing to growth stage companies for the following reasons:
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Growth stage companies have generally been underserved by traditional lending sources.

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Unfulfilled demand exists for debt, including loans and equipment financing, to growth stage companies due to the complexity of evaluating risk in these investments.

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Debt investments with warrants are less dilutive than traditional equity financing and complement equity financing from venture capital and private equity funds.

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Equity funding of growth stage companies, including venture capital backed companies, has increased steadily over the last ten years, resulting in new lending and equipment financing opportunities. During the last economic downturn from 2007 – 2009, new venture capital fundings in the United States decreased less than 15% annually, and totaled almost $60.0 billion. The total investment opportunities we have generated for review increased from approximately $1.14 billion in 2015 to $3.28 billion in 2018, and $3.81 billion for the year ended December 31, 2019. The total investment opportunities we have generated for review from inception of TCI through March 31, 2020 were approximately $14.0 billion. Notably, our equipment financing business has seen substantial growth in potential investment opportunities from $50 million in 2016 to $1.39 billion in 2019, with more growth projected in 2020 and beyond. We believe that our potential investment opportunities year to date signal a continuing robust market for investment in growth stage companies. However, during the three months ended March 31, 2020, we did experience a slight decrease in originations compared to the Legacy Funds’ originations during the fourth quarter of 2019, which reflects our increased focus on assessing the potential impact ofthe COVID-19 pandemic on our existing portfolio and providing support for our existing portfolio. For the three months ending June 30, 2020, we expect our investment activity to increase, as a result of increased investments in existing portfolio companies as well as investments in new portfolio companies.

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We estimate that the annual U.S. venture debt and equipment financing market in 2019 exceeded $16.0 billion, with the top three largest venture debt lenders comprising less than 15% of the total market. We believe that the equipment financing market is even more fragmented, with the majority of equipment financing providers unable to fund investments for more than $10 million. We believe there are significant growth opportunities for us to expand our market share in the venture debt market and become a one-stop shop for loans and equipment financing for growth stage companies.

The following illustration reflects the number of transactions, amounts invested, and growth in the venture capital market from 2004 to 2018.
Represents Solely VC Investments
Source: Dow Jones Venture Source
Growth Stage Companies are Underserved by Traditional Lenders.   We believe many viable growth stage companies have been unable to obtain sufficient growth financing from traditional lenders, including financial services companies such as commercial banks and finance companies, because traditional lenders have continued to consolidate and have adopted a more risk-averse approach to lending. More importantly, we believe traditional lenders are typically unable to underwrite the risk associated with these companies effectively.
The cash flow characteristics of many growth stage companies include significant research and development expenditures and high projected revenue growth, thus often making such companies difficult to evaluate from a credit perspective. In addition, the balance sheets of many of these companies often include a disproportionately large amount of intellectual property assets, which can be difficult to value. Finally, the speed of innovation in technology and rapid shifts in consumer demand and market share add to the difficulty in evaluating these companies.
Due to the difficulties described above, we believe traditional lenders generally refrain from lending and/or providing equipment financing to growth stage companies, instead preferring the risk-reward profile of traditional fixed asset-based lending. We believe traditional lenders generally do not have flexible product offerings that meet the needs of growth stage companies. The financing products offered by traditional lenders typically impose restrictive covenants and conditions on borrowers, including limiting cash outflows and requiring a significant depository relationship to facilitate rapid liquidation. Certain of the loans in which we invest have financial maintenance covenants, which are used to proactively address materially adverse changes in a portfolio company’s financial performance. However, we have invested in and may in the future invest in or obtain significant exposure to “covenant-lite” loans, which generally are loans that do not have a complete set of financial maintenance covenants. Generally, covenant-lite loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, because we invest in and have exposure to covenant-lite loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.
Unfulfilled Demand for Debt and Equipment Financing to Growth Stage Companies.   Private capital in the form of debt and equipment financing from specialty finance companies continues to be an important source of funding for growth stage companies. We believe that the level of demand for debt and equipment financing is a function of the level of annual venture equity investment activity, and can be as much as 20% to 30% of such investment activity. We believe this market is largely served by a handful of venture banks, with whom our products generally do not compete, and a relative few term lenders and lessors.
We believe that demand for debt and equipment financing to growth stage companies is currently underserved, given the high level of activity in venture capital equity market for the growth stage companies in which we invest. Therefore, to the extent we have capital available, we believe this is an opportune time to invest in the debt and equipment financing for growth stage companies. We believe certain venture lending companies have begun to focus on larger investment opportunities, potentially creating additional opportunities for us in the near term. Our senior management team has seen a significant increase in the number of potential investment opportunities over the last ten years.
Debt Investments with Warrants Complement Equity Financing from Venture Capital and Private Equity Funds.   We believe that growth stage companies and their financial sponsors will continue to view debt and equipment financing as an attractive source of capital because it augments the capital provided by venture capital and private equity funds. We believe that our debt investments, including loans and equipment financings, will provide access to growth capital that otherwise may only be available through incremental equity investments by new or existing equity investors. As such, we intend to provide portfolio companies and their financial sponsors with an opportunity to diversify their capital sources. Generally, we believe many growth stage companies target a portion of their capital to be debt and equipment financing in an attempt to minimize ownership dilution to existing investors and company founders. In addition, because growth stage companies generally reach a more mature stage prior to reaching a liquidity event, we believe our investments could provide the capital needed to grow or recapitalize during the extended growth period sometimes required prior to liquidity events.
Investment Philosophy, Strategy and Process
Overview
We lend money in the form of term loans and equipment financings and, to a lesser extent, working capital loans to growth stage companies. Investors may receive returns from three sources — the loan’s interest payments or equipment financing payments and the associated contractual fees; the final principal payment; and, contingent upon a successful change of control or initial public offering, proceeds from the equity positions or contingent exit fees obtained at loan or equipment financing origination.
We primarily seek to invest in loans and equipment financings to growth stage companies that have generally completed product development and are in need of capital to fund revenue growth. As of March 31, 2020, the portfolio companies comprising our investment portfolio had median annual revenues equal to approximately $22 million. We believe a lack of profitability often limits these companies’ ability to access traditional bank financing and, our in-house engineering and operations experience allows us to better understand this risk and earn what we believe to be higher overall returns and better risk-adjusted returns than those associated with traditional bank loans.
Historically, the Legacy Funds made loans and equipment financings of up to $30 million with an average investment size of approximately $8.1 million. Our loans and equipment financings range from $2 million to $30 million. We believe investments of this scale are generally sufficient to support near-term growth needs of most growth stage companies. We generally limit each loan and equipment financing to approximately five percent or less of our total assets. We seek to structure our loans and equipment financings such that amortization of the amount invested quickly reduces our risk exposure. Leveraging the experience of our investment professionals, we seek to target companies at the growth stage of development and to identify financing opportunities ignored by the traditional direct lending community.
Subject to the requirements under the 1940 Act, which require that we invest at least 70% of our total assets in qualifying assets, we may also engage in other lending activities by investing in assets that are not qualifying assets under the requirements of the 1940 Act, which may constitute up to 30% of our total assets.
We believe good candidates for loans and equipment financings appear in all business sectors. We are not limited to investing in any particular industry or geographic area and seek to invest in under-financed segments of the private credit markets. We believe in diversification and do not intend to specialize in any one sector. Our portfolio companies are selected from a wide range of industries, technologies and geographic regions. Since we focus on investing in portfolio companies alongside venture capital firms and technology banks, we anticipate that most of our opportunities will come from sectors that those sources finance.
The following chart summarize our investment portfolio’s mix of investments by security type based on fair value as of March 31, 2020.
Mix of Investments by Security Type
Security Type	As of March 31, 2020	Percentage of Portfolio
	($ in millions)
Secured Loans	$282.2	70.8%
Equipment Financing	88.5	22.2
Equity and Equity-Related	27.9	7.0
Total:	$398.6	100.0%
The following chart summarize our investment portfolio’s mix of investments by region based on fair value as of March 31, 2020.
Mix of Investments by Region
Region	As of March 31, 2020	Percentage of Portfolio
	($ in millions)
West	$197.7	49.6%
Northeast	104.4	26.2
South	32.3	8.1
Mountain	23.5	5.9
Canada	20.3	5.1
Midwest	15.2	3.8
Southeast	5.2	1.3
Total:	$398.6	100.0%

The following chart summarize our investment portfolio’s mix of investments by industry based on fair value as of March 31, 2020.
Mix of Investments by Industry
Industry	As of March 31, 2020	Percentage of Portfolio
	($ in millions)
Professional, Scientific, and Technical Services	$106.6	26.7%
Manufacturing	83.7	21.0
Retail Trade	57.5	14.4
Information	38.7	9.7
Utilities	20.8	5.2
Agriculture, Forestry, Fishing and Hunting	20.7	5.2
Real Estate and Rental and Leasing	16.8	4.2
Finance and Insurance	15.0	3.8
Educational Services	12.4	3.2
Wholesale Trade	7.4	1.9
Administrative and Support and Waste Management and Remediation Services	7.1	1.8
Health Care and Social Assistance	6.4	1.6
Construction	5.5	1.3
Total:	$398.6	100.0%
An important element of our investment strategy is to obtain leverage on our investment portfolio. In connection with the Formation Transactions, through our wholly-owned subsidiary, Trinity Funding 1, LLC, we became a party to, and assumed the Credit Agreement with Credit Suisse and expect to utilize the leverage available thereunder for investment and operating purposes. The use of leverage will allow us to increase the amount of capital available for us to lend. We believe that our use of leverage will enhance returns to investors without substantially increasing risk. However, we can offer no assurance that the use of leverage will have such an effect, as leverage magnifies the potential for gain and loss on monies invested. See “Risk Factors.”
Characteristics of Target Portfolio Companies
We seek to invest in a cross-section of growth stage companies. In addition to the criteria discussed in this prospectus, we may consider other factors such as portfolio company size, industry, historical revenue growth, management’s revenue growth projections, relevant operating margins, competition, management capabilities and geographic concentration. We evaluate prospective portfolio companies quantitatively and qualitatively, and determine investments based on the key factors, including the following:
Recent, Concurrent, or Future Funding by a Venture Capital Firm
We generally target companies that commonly require ongoing additional capital to support growth or to complete current expansion. This capital is generally obtained through venture capital firms, with loan or equipment financing playing a supporting role. We believe that recent, concurrent, or future funding of a portfolio company by a venture capital firm contributes significantly to the success of most of its investments. When a loan or equipment financing is made to a portfolio company that has received venture equity capital, the loan or equipment financing can be structured to tie the amortization of the loan or equipment financing to the portfolio company’s projected cash balances while cash is still available for operations. As such, the loan or equipment financing may have a reduced risk of default. We believe the borrower also benefits under this scenario, as its equity holders experience less dilution than if the entire amount of capital required were raised from the venture capital firm. Venture lenders typically do not receive rights to purchase equity securities as do venture capital firms. Therefore, including venture debt or equipment financing as part of the total capital required provides the necessary capital with a significant reduction in dilution for the portfolio company and its stakeholders.
Strong and Flexible Management Team
We prefer to finance portfolio companies with experienced management teams that also have significant ownership at stake. We believe a strong management team decreases the risk of default and helps position us for successful exit opportunities, which may enhance returns for investors.
Successful Product and/or Service, and Intellectual Property
A prospective portfolio company generally must have a market-proven product (or suite of products) and/or service. The portfolio company’s product line will ideally possess some proprietary characteristics, with either patented (or patent pending) technology; significant know-how that is not easily replicated, enabling the portfolio company to have a competitive advantage in its industry; or measurable brand awareness. However, we will consider other successful non-proprietary product/service companies if other factors are generally positive. The presence of a market-proven product (or suite of products) and/or service is heavily considered when taking warrants in a portfolio company and/or investment.
Technology
We believe the application of new technologies will continue to provide significant opportunities for traditional and new businesses to improve their margins. We believe many of the companies offering these new technologies represent excellent investment opportunities. We typically invest in companies applying proven technology that enables their customers to reduce costs, improve strategic positioning, or fundamentally change the competitive nature of their industries. We may invest in companies whose survival depends on the development of new technology, but will prefer investing in well-established and market-tested technology companies possessing a strong management team and a substantial installed base of customers. Attractive portfolio companies generally will have materially completed their initial research and development activity, and the technology risks of the product will be resolved to the point where revenues are being generated and customer satisfaction is high. In some cases, however, we may invest in well-financed companies with early stage technologies.
Business Model and Plan
Portfolio companies should have developed a detailed business plan and multi-year financial projection that covers the full term of the investment. They should have a cash management and forecasting model that they use and share with the board of directors and investors. Management should have a strategic and financial planning process in place or be willing to implement and maintain one post-funding.
Exit Strategy
Although equipment financing investments do not rely on a portfolio company’s exit strategy in order to achieve our return objectives, subordinated debt and associated equity enhancements do rely on an exit strategy. Therefore, an exit analysis is necessary in order to determine the portfolio company’s attractiveness to the mergers and acquisitions or initial public offering market. Moreover, in our experience, companies that have a defined exit strategy tend to have highly motivated management teams that focus on achieving and exceeding growth projections. We favor investments in companies that have a defined exit strategy and have identified a number of potential acquirers.
Investment Structure
We seek to structure portfolio investments to mitigate risk and provide attractive risk-adjusted returns for our investors while meeting portfolio companies’ financing needs. Typically, our loans, equipment financings and equity and equity-related investments take one of the following forms:

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Term Debt and Working Capital Loans.   Term debt and working capital loans typically involve an initial interest-only period of 0 to 24 months, followed by an amortization period of 24 to 60 months. The average annual interest rate on these loans typically has ranged from 8% to 14% and may include fees paid at loan maturity that have ranged from 0% and 8% of invested principal.

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Equipment Financing.   Typically, an equipment financing is structured as fully amortizing over a period of up to 60 months. The specific terms of each equipment financing depend on the creditworthiness of the portfolio company and the projected value of the financed assets. Occasionally, we offer an initial period of lower finance factor to companies with stronger creditworthiness, which is analogous to an interest-only period on a term loan. The average annual interest rate on equipment financings typically has ranged from 7% to 14%, plus residual payments at the end of the equipment financing term that have ranged from 3% to 20% of the aggregate investment.

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Additional Deal Considerations.   Additional deal considerations typically have included application and/or upfront fees of between 0% and 2% of invested principal, upfront interim rent of up to four months for equipment financings, upfront security deposit of up to three months for equipment financings, and final payments of between 0% and 6% of invested principal.

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Equity and Equity-Related Securities.   We may also seek to obtain warrants entitling us to purchase preferred or common ownership shares of a portfolio company. We typically target the amount of such warrants to scale in proportion to the amount of the debt or equipment financing. We also attempt to structure such warrants so that the exercise price of the warrants will either be the price paid by venture capital investors in the most recent financing round or a current option price set by the portfolio company. Our typical exercise period for warrants is seven to 10 years. In addition, we may obtain rights to purchase additional shares of our portfolio companies in subsequent equity financing rounds.

Impact of Taking Equity
Targeting returns greater than those of traditional venture lenders, we may seek to secure warrants in certain of our portfolio companies. We often ask for the right to make a direct equity investment, typically in a future equity fundraising round. We also believe we can obtain equity in the form of preferred or common warrants to purchase the portfolio company’s stock at an advantageous future price. We target obtaining warrants at the time of initial funding entitling us to purchase shares equal in value to approximately $250,000 to $1 million. The price to exercise the warrants will either be the price paid by venture capital investors in the last financing round or a current option price set by the portfolio company. In addition, we may obtain the right to purchase additional shares of our portfolio companies.
Concentration Limits; Security
We seek to maintain reasonable limits of concentration to specific industries, technologies and geographic regions. By their nature, these limits are subjective and are applied solely at the discretion of management.
In all our loans, we seek to take a security position in all of the assets of the portfolio company, including intellectual property, if available. From time to time, we may agree to take a security position in less than the total amount of assets. In the case of equipment financing, for instance, the security interest may extend only to the asset(s) financed. As of March 31, 2020, our investment portfolio was in first position or second position on all assets or first position on equipment financed in nearly all of their loans.
In addition, we seek to enter into standard intercreditor agreements with the major technology banks that we anticipate engaging with, making workout situations (such as loan restructuring or pay off negotiations) much easier and less contentious. Where and when possible, we execute deposit account control agreements with our portfolio companies giving us ongoing access to their bank accounts for purposes of ensuring access to our collateral in a default.
In all cases, we seek to put in place Uniform Commercial Code filings to perfect our position, and to update these filings frequently to reflect changes in our collateral.

Investment Process
Set forth below is an illustration of our investment process.
Investment Originations; New Deals Referred
We have a multi-channel sourcing strategy focused primarily on growth stage venture capital firms, private equity firms and technology banks as well as brokers who focus on our business. We seek to interact directly with the portfolio companies of these groups, and we typically negotiate investment terms directly with potential portfolio companies. We focus on venture and private equity firms with strong management teams, access to and availability of capital, as well as a history of supporting their portfolio companies. We have a nationwide network and have built relationships with these equity investors one relationship at a time establishing a positive track record of working with their portfolio companies. We have established relationships with the major technology banks and have established standard intercreditor and subordination agreements, which make working with technology banks seamless in most regions across United States.
Since 2015, we have expanded our originations team internally in order to continue to focus on building relationships with individuals at top tier venture capital firms as well as building out connections to a nationwide network of technology bankers. We have developed proprietary internal systems and technology to give our originations and marketing team real time information about the broader market and our investment pipeline, which we leverage to attempt to become and maintain our relationship as the first call for our referral sources. We believe this proactive marketing approach has generated significant opportunity growth and positions us for potential portfolio growth. These efforts have resulted in our total investment opportunities generated for review increasing from approximately $1.14 billion in 2015 to $3.28 billion in 2018 and $3.81 billion for the year ended December 31, 2019. The total investment opportunities we have generated for review from inception of TCI through March 31, 2020 were approximately $14.0 billion.
Initial Rating
The following illustrates our transaction rating methodology for terms loans.

The following illustrates our transaction rating methodology for equipment financings.
When a new investment opportunity is identified, a member of our originations team typically speaks with the prospective portfolio company to gather information about the business and its financing and capital needs. If, following this call, we see an opportunity as a potential fit with our investment strategy and underwriting criteria, we ask the prospective portfolio company to submit an information package, which includes detailed information regarding the portfolio company’s products or services, capitalization, customers, historical financial performance, and forward looking financial projections.
Once received, the portfolio company’s information package is then reviewed by our due diligence team, and an initial rating of the opportunity is developed. The rating is based on six factors:
(1)
the portfolio company’s investors, specifically their ability and likelihood to provide ongoing financial support as needed;

(2)
the experience and strength of the portfolio company’s management team and board of directors;

(3)
the portfolio company’s products or services and the market needs that they fulfill;

(4)
the portfolio company’s historical and projected financial performance, including a review of revenue potential, growth, gross margins and other metrics;

(5)
debt structure and cash life; and

(6)
other factors such as intellectual property, collateral, corporate governance, or other items that are deemed to be relevant by the due diligence team.

Investment opportunities that score an acceptable initial rating are moved on for further consideration.
Preliminary Due Diligence and Executive Summary
The next phase of the due diligence process involves a structured call with the management team of the prospective portfolio company. A set of pre-determined questions is covered, as well as additional opportunity-specific questions that we identify during the initial rating process, including a discussion of the prospective portfolio company’s products or services, market dynamics, business model, historical financial performance and projections, management team, existing investors and capital structure and debt. Following the management call, if the opportunity still appears to be worthy of consideration, an executive summary memorandum is prepared by the due diligence team for consideration and voting by the Investment Committee. The executive summary memorandum is distributed to the Investment Committee, and the deal terms for the investment are defined. If approved by the Investment Committee, we issue a term sheet to the prospective portfolio company.

Confirmatory Due Diligence and On-Site Meeting
If the term sheet offered by us is accepted by the prospective portfolio company, the process of obtaining additional confirmatory due diligence begins. The confirmatory due diligence process typically includes calls with the venture capital partners responsible for the equity financing of the portfolio company, as well as key customers, suppliers, partners, or other stakeholders as may be deemed relevant by the due diligence team. Additional financial analysis is performed, in order to confirm the cash life assumptions that were made prior to term sheet issuance. In the case of an equipment financing, or term loan in which fixed assets make up a significant portion of our collateral, the due diligence team completes an analysis of the equipment or fixed assets being financed, which may include calls to the original manufacturer and/or any dealers, resellers, or refurbishing companies, to evaluate the value of the equipment at inception, as well as the useful life and anticipated value throughout the life of our holding period. Occasionally, we may engage the assistance of an appraiser to assist in valuations.
The final step in the confirmatory diligence process involves an on-site meeting, at which members of our due diligence team meet with the management team of the prospective portfolio company for a final review of the portfolio company’s financial performance and forward-looking plans. This meeting is typically held at the business offices of the portfolio company; however, occasionally the meeting will be held via video teleconference if travel to the portfolio company is not possible. One or more members of the Investment Committee will attend the on-site meeting if possible.
Underwriting Report and Investment Committee Vote
Assuming that the confirmatory due diligence process reveals no issues that would cause the due diligence team to recommend against the proposed investment, the due diligence team prepares an Investment Underwriting Report (“IUR”), which is distributed to the Investment Committee. The Investment Committee then meets to discuss and review the deal terms and IUR regarding the proposed investment and a vote takes place. A majority of the Investment Committee, which majority must include Steven L. Brown, is required to approve the transaction.
Investment Management and Oversight
Our investment management and oversight activities are separate from our origination and underwriting activities. The team members serving our investment management and oversight functions have significant operating experience and are not associated with our origination function to avoid any biased views of performance. Beyond the dedicated portfolio management team, all of our management team members and investment professionals are typically involved at various times with our portfolio companies and investments. Our portfolio management team reviews our portfolio companies’ monthly or quarterly financial statements and compares actual results to the portfolio companies’ projections. Additionally, the portfolio management team may initiate periodic calls with the portfolio company’s venture capital partners and its management team, and may obtain observer rights on the portfolio company’s board of directors. Our management team and investment professionals anticipate potential problems by monitoring reporting requirements and having frequent calls with the management teams of our portfolio companies.
Investment Risk Rating System
Our portfolio management team uses an ongoing investment risk rating system to characterize and monitor our outstanding loans and equipment financings. Our portfolio management team monitors and, when appropriate, recommends changes to the investment risk ratings. Our Investment Committee reviews the recommendations and/or changes to the investment risk ratings, which are submitted on a quarterly basis to the Audit Committee and our Board.
From time to time, we will identify investments that require closer monitoring or become workout assets. We will develop a workout strategy for workout assets and our Investment Committee will monitor the progress against the strategy. We may incur losses from our investing activities; however, we work with our troubled portfolio companies in order to recover as much of our investments as is practicable, including possibly taking control of the portfolio company. There can be no assurance that principal will be recovered.

For our investment risk rating system, we review seven different criteria and, based on our review of such criteria, we assign a risk rating on a scale of 1 to 5, as set forth in the following illustration.
At March 31, 2020, our loan and equipment financing investments had a weighted average risk rating score of 2.9.
Competition
Our prospective markets are highly competitive and are characterized by competitive factors that vary based upon product and geographic region. Competitors vary and may include captive and independent finance companies, other BDCs, equity and debt focused public and private funds, commercial banks and thrift institutions, industrial banks, community banks, leasing companies, hedge funds, insurance companies, mortgage companies, manufacturers and vendors, and other financing providers. There has been substantial competition for attractive investment opportunities in the venture capital business, in particular. These lenders will typically offer lower finance rates than non-bank finance companies (including us), but will require cash depository relationships, blanket liens and will often have certain performance and cash covenants, all of which make their lending program less flexible and, we believe, less attractive to borrowers. We intend to compete with these companies for market share and may collaborate with them and other similar companies. We intend to compete, in part, on the basis of pricing, terms and structure. To the extent that our competitors compete aggressively on any combination of those factors in the future, we may have difficulty obtaining or retaining existing market share. Should we match competitors’ terms, it is possible that its profit margins could be compressed and increased losses.
Managerial Assistance
As a BDC, we are required to offer, and provide upon request, managerial assistance to our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. We may, from time to time, receive fees for these services. In the event that such fees are received, we expect that they will be incorporated into our operating income and passed through to our stockholders, given the nature of our structure as an internally managed BDC. See “Regulation — Managerial Assistance to Portfolio Companies” for additional information.
Employees
As of March 31, 2020, we had 29 employees, including 11 investment, originations and portfolio management professionals, all of whom have experience working on investment and financing transactions.
Properties
We do not own any real estate or other physical properties. We maintain our offices at 3075 West Ray Road, Suite 525, Chandler, AZ 85226, where we lease approximately 6,500 square feet of office space pursuant to a lease agreement expiring in April 2022. We believe that our office facilities are suitable and adequate for our business as it is contemplated to be conducted.
Legal Proceedings
We may, from time to time, be involved in litigation arising out of our operations in the normal course of business or otherwise. Furthermore, third parties may try to seek to impose liability on us in connection with the activities of our portfolio companies. While the outcome of any current legal proceedings cannot at this time be predicted with certainty, we do not expect any current matters will materially affect our financial condition or results of operations; however, there can be no assurance whether any future legal proceedings will have a material adverse effect on our financial condition or results of operations in any future reporting period.
Emerging Growth Company
We are an emerging growth company as defined in the JOBS Act. As a result, we are eligible to take advantage of certain specified reduced disclosure and other requirements that are otherwise generally applicable to public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Although we have not made a determination whether to take advantage of any or all of these exemptions, we expect to remain an emerging growth company for up to five years following the completion of our IPO or until the earliest of:
•
the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion;

•
December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act which would occur if the market value of the shares of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months; or

•
the date on which the we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period.

In addition, we intend to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

SENIOR SECURITIES
Information about our senior securities is shown in the following table as of the unaudited fiscal quarter ended March 31, 2020. We had no senior securities outstanding as of the end of the fiscal year ended December 31, 2019. We acquired the Legacy Funds, including the Legacy Assets, in connection with the Formation Transactions. On January 16, 2020, the Legacy Funds were merged with and into the Company. See “Formation Transactions.”
Class and Period	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
	($ in thousands)
Credit Agreement (Credit Suisse)(5)
March 31, 2020 (unaudited)	$130,000	$3,692	—	N/A
December 31, 2019	$—	$—	—	N/A
Notes(6)
March 31, 2020 (unaudited)	$125,000	$3,840	—	N/A
December 31, 2019	$—	$—	—	N/A
Total(5)(6)
March 31, 2020 (unaudited)	$255,000	$1,882	—	N/A
December 31, 2019	$—	$—	—	N/A

(1)
Total amount of each class of senior securities outstanding at the end of the period presented.

(2)
Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities excluding indebtedness represented by senior securities in this table, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness and is calculated on a consolidated basis.

(3)
The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it. The “—” in this column indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.

(4)
Not applicable because the senior securities are not registered for public trading.

(5)
On January 16, 2020, in connection with the Formation Transactions, we assumed and became a party to the $300 million Credit Agreement with Credit Suisse through our wholly-owned subsidiary Trinity Funding 1, LLC.

(6)
In January 2020, we issued $125 million in aggregate principal amount of the Notes in connection with the 144A Note Offering.

PORTFOLIO COMPANIES
The following tables set forth certain information regarding each of the portfolio companies in which we had a loan, equipment financing, equity or equity-related investment as of March 31, 2020. We will offer to make available significant managerial assistance to our portfolio companies. We may receive rights to observe the meetings of our portfolio companies’ board of directors. Other than these investments, our only relationships with our portfolio companies will be the managerial assistance we may separately provide to our portfolio companies, which services will be ancillary to our investments. We do not “control” any of our portfolio companies, as defined in the 1940 Act. In general, under the 1940 Act, we would “control” a portfolio company if we owned more than 25.0% of its voting securities and would be an “affiliate” of a portfolio company if we owned 5.0% or more of its voting securities.
($ in thousands) Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Number of Shares or Units	Percentage of Class Held on a Fully Diluted Basis	Cost	Fair Value(6)
Altierre Corporation 1980 Concourse Dr. San Jose, CA 95131	Manufacturing
		Secured Loan	September 1, 2022	Fixed interest rate 12%; EOT 6.6%	$12,001	n/a	n/a	$12,330	$10,494
		Secured Loan	June 1, 2023	Fixed interest rate 12%; EOT 0%	1,427	n/a	n/a	1,426	1,184
		Warrant	December 30, 2026	Preferred Series F, Strike Price $0.35	n/a	1,200,000	n/a	24	—
		Warrant	February 12, 2028	Preferred Series F, Strike Price $0.35	n/a	400,000	n/a	8	—
Total Altierre Corporation					13,428			13,788	11,678
Atieva, Inc. 125 Consitution Dr. Menlo Park, CA 94025	Manufacturing
		Warrant	March 31, 2027	Preferred Series D, Strike Price $5.13	n/a	390,016	n/a	3,067	2,490
		Warrant	September 8, 2027	Preferred Series D, Strike Price $5.13	n/a	195,008	n/a	1,533	1,261
Total Atieva, Inc.								4,600	3,751
Augmedix, Inc. 1161 Mission St, Suite 210 San Francisco, CA 94103	Professional, Scientific, and Technical Services
		Secured Loan	April 1, 2023	Fixed interest rate 12%; EOT 6.5%	9,422	n/a	n/a	9,295	9,259
		Warrant	September 3, 2029	Preferred Series B, Strike Price $1.21	n/a	1,379,028	n/a	449	364
Total Augmedix, Inc.					9,422			9,744	9,623
AyDeeKay LLC 32 Journey Aliso Viejo, CA 92656	Manufacturing
		Secured Loan	October 1, 2022	Fixed interest rate 11.25%; EOT 3%	13,205	n/a	n/a	13,353	13,213
		Warrant	March 30, 2028	Preferred Series G, Strike Price $35.42	n/a	6,250	n/a	23	—
Total AyDeeKay					13,205			13,376	13,213
BackBlaze, Inc. 500 Ben Franklin Ct. San Mateo, CA 94001	Professional, Scientific, and Technical Services
		Equipment Financing	January 1, 2023	Fixed interest rate 7.18%; EOT 11.5%	1,215	n/a	n/a	1,297	1,299
		Equipment Financing	April 1, 2023	Fixed interest rate 7.43%; EOT 11.5%	152	n/a	n/a	160	160
		Equipment Financing	June 1, 2023	Fixed interest rate 7.43%; EOT 11.5%	1,154	n/a	n/a	1,203	1,201
		Equipment Financing	August 1, 2023	Fixed interest rate 7.5%; EOT 11.5%	226	n/a	n/a	233	233
		Equipment Financing	September 1, 2023	Fixed interest rate 7.73%; EOT 11.5%	230	n/a	n/a	237	236
		Equipment Financing	October 1, 2023	Fixed interest rate 7.5%; EOT 11.5%	230	n/a	n/a	236	234
		Equipment Financing	November 1, 2023	Fixed interest rate 7.2%; EOT 11.5%	766	n/a	n/a	787	779
		Equipment Financing	December 1, 2023	Fixed interest rate 7.5%; EOT 11.5%	1,007	n/a	n/a	1,027	1,029
		Equipment Financing	January 1, 2024	Fixed interest rate 7.4%; EOT 11.5%	873	n/a	n/a	886	886
		Equipment Financing	January 1, 2024	Fixed interest rate 7.37%; EOT 11.5%	886	n/a	n/a	896	896
		Equipment Financing	February 1, 2024	Fixed interest rate 7.19%; EOT 11.5%	767	n/a	n/a	775	775
		Equipment Financing	April 1, 2024	Fixed interest rate 7.43%; EOT 11.5%	232	n/a	n/a	232	232
Total BackBlaze, Inc.					7,738			7,969	7,960
BaubleBar, Inc. 1115 Broadway, 5th Floor New York, NY 10010	Wholesale Trade
		Secured Loan	April 1, 2021	Fixed interest rate 11.5%; EOT 7%	6,842	n/a	n/a	7,558	7,265
		Warrant	March 29, 2027	Preferred Series C, Strike Price $1.96	n/a	531,806	n/a	640	138
		Warrant	April 20, 2028	Preferred Series C, Strike Price $1.96	n/a	60,000	n/a	72	16
Total BaubleBar, Inc.					6,842			8,270	7,419
BHCosmetics, LLC 2801 Burton Ave. Burbank, CA 91504	Manufacturing
		Equipment Financing	March 1, 2021	Fixed interest rate 8.9%; EOT 5%	565	n/a	n/a	605	604
		Equipment Financing	April 1, 2021	Fixed interest rate 8.7%; EOT 5%	615	n/a	n/a	651	649
Total BHCosmetics, LLC					1,180			1,256	1,253
Birchbox, Inc. 16 Madison Square West, 4th Floor New York, NY 10010	Retail Trade
		Secured Loan	April 1, 2023	Fixed interest rate 9.0% (4.5% current, 4.5% PIK); EOT 5.0%(18)	20,196	n/a	n/a	20,523	19,657
		Warrant	August 14, 2028	Preferred Series A, Strike Price $1.25	n/a	155,845	n/a	72	—
Total Birchbox, Inc.					20,196			20,595	19,657

($ in thousands) Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Number of Shares or Units	Percentage of Class Held on a Fully Diluted Basis	Cost	Fair Value(6)
Bowery Farming, Inc. 36 W 20th St, 9th Floor New York, NY 10011	Agriculture, Forestry, Fishing and Hunting
		Equipment Financing	January 1, 2023	Fixed interest rate 8.5%; EOT 8.5%	3,308	n/a	n/a	3,492	3,236
		Equipment Financing	February 1, 2023	Fixed interest rate 8.7%; EOT 8.5%	3,233	n/a	n/a	3,315	3,351
		Equipment Financing	May 1, 2023	Fixed interest rate 8.7%; EOT 8.5%	3,912	n/a	n/a	3,992	4,082
		Warrant	June 10, 2029	Common Stock, Strike Price $5.08	n/a	68,863	n/a	410	395
Total Bowery Farming, Inc.					10,453			11,209	11,064
CleanPlanet Chemical, Inc. 207 Bee Cave Rd., Suite 165 Austin, TX 78746	Administrative and Support and Waste Managementand Remediation Services
		Equipment Financing	January 1, 2022	Fixed interest rate 9.2%; EOT 9%	2,090	n/a	n/a	2,333	2,215
		Equipment Financing	May 1, 2022	Fixed interest rate 9.45%; EOT 9%	489	n/a	n/a	529	506
		Equipment Financing	August 1, 2022	Fixed interest rate 9.8%; EOT 9%	579	n/a	n/a	616	587
		Equipment Financing	February 1, 2023	Fixed interest rate 9.9%; EOT 9%	1,112	n/a	n/a	1,123	1,123
Total CleanPlanet Chemical, Inc.					4,270			4,601	4,431
Continuity, Inc. 59 Elm St. New Haven, CT 06510	Professional, Scientific, and Technical Services
		Warrant	March 29, 2026	Preferred Series C, Strike Price $0.25	n/a	794,403	n/a	21	21
		Warrant(21)	March 29, 2026	Preferred Series C, Strike Price $0.25	n/a	794,403	n/a	—	—
Total Continuity, Inc.								21	21
Convercent, Inc. 929 Broadway Denver, CO 80203	Information
		Warrant	November 30, 2025	Preferred Series 1, Strike Price $0.16	n/a	3,139,579	n/a	925	478
Crowdtap, Inc. 625 Broadway, 5th Floor New York, NY 10012	Professional, Scientific, and Technical Services
		Warrant	December 16, 2025	Preferred Series B, Strike Price $1.09	n/a	442,233	n/a	42	41
		Warrant	November 30, 2027	Preferred Series B, Strike Price $1.09	n/a	100,000	n/a	9	9
Total Crowdtap, Inc.								51	50
Cuebiq, Inc. 15 West 27th St. New York, NY 10001	Professional, Scientific, and Technical Services
		Secured Loan	April 1, 2024	Variable interest rate PRIME + 7.25% or Floor Rate 12%; EOT 5% (19)	5,000	n/a	n/a	4,957	4,957
Dandelion Energy, Inc. 335 Madison Ave., 4th Floor New York, NY 10017	Utilities
		Equipment Financing	April 1, 2024	Fixed interest rate 9%; EOT 12.5%	550	n/a	n/a	531	531
Dynamics, Inc. 493 Nixon Rd. Cheswick, PA 15024	Professional, Scientific, and Technical Services
		Equity	n/a	Preferred Series A	n/a	17,726	0.50%	390	—
		Warrant	March 10, 2024	Common Stock, Strike Price $10.59	n/a	17,000		86	—
Total Dynamics, Inc.								476	—
E La Carte, Inc. 810 Hamilton St. Redwood City, CA94063	Professional, Scientific, and Technical Services
		Secured Loan	January 1, 2021	Fixed interest rate 12%; EOT 9.4%	3,146	n/a	n/a	3,999	3,927
		Warrant	July 28, 2027	Common Stock, Strike Price $0.39	n/a	497,183	n/a	185	130
		Warrant	July 28, 2027	Preferred Series A, Strike Price $7.49	n/a	106,841	n/a	14	11
		Warrant	July 28, 2027	Preferred Series AA-1, Strike Price $7.49	n/a	104,284	n/a	14	11
Total E La Carte, Inc.					3,146			4,212	4,079
Edeniq, Inc. 2505 N Shirk Rd. Visalia, CA 93291	Professional, Scientific, and Technical Services
		Secured Loan(9)	June 1, 2021	Fixed interest rate 13%; EOT 9.5%	3,817	n/a	n/a	1,880	1,463
		Secured Loan(9)	September 1, 2021	Fixed interest rate 13%; EOT 9.5%	2,868	n/a	n/a	1,348	1,050
		Equity(21)	n/a	Preferred Series B	n/a	7,807,499	45.0%	—	—
		Equity(21)	n/a	Preferred Series C	n/a	2,441,082	29.10%	—	—
		Equity(21)	n/a	Convertible Notes(10)(13)	n/a	n/a	—	—
		Warrant(21)	December 23, 2026	Preferred Series B, Strike Price $0.22	n/a	2,685,501	n/a	—	—
		Warrant(21)	December 23, 2026	Preferred Series B, Strike Price $0.01	n/a	2,184,672	n/a	—	—
		Warrant(21)	March 12, 2028	Preferred Series C, Strike Price $0.44	n/a	5,106,972	n/a	—	—
		Warrant(21)	October 15, 2028	Preferred Series C, Strike Price $0.01	n/a	3,850,294	n/a	—	—
Total Edeniq, Inc.(7)					6,685			3,228	2,513
EMPYR Inc. 8910 University Center Ln., Suite 400 San Diego, CA 92122	Information
		Secured Loan	January 1, 2022	Fixed interest rate 12%; EOT 5%	1,959	n/a	n/a	2,047	2,028
		Warrant	March 31, 2028	Common Stock, Strike Price $0.07	n/a	935,198	n/a	—	—
					1,959			2,047	2,028
Egomotion Corporation 729 Minna St. San Francisco, CA 94103	Real Estate and Rental and Leasing
		Warrant	June 29, 2028	Preferred Series A, Strike Price $1.32	n/a	182,357	n/a	219	156
Everalbum, Inc. 1 Letterman Dr., Building C, Suite 3500 San Francisco, CA 94129	Information
		Secured Loan	June 1, 2020	Fixed interest rate 75.9%; EOT 0%	172	n/a	n/a	174	192
		Warrant	July 29, 2026	Preferred Series A, Strike Price $0.10	n/a	851,063	n/a	25	24
Total Everalbum, Inc.					172			199	216

($ in thousands) Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Number of Shares or Units	Percentage of Class Held on a Fully Diluted Basis	Cost	Fair Value(6)
Examity, Inc. 34 Main St., Floor 2 Natick, MA 01760	Educational Services
		Secured Loan	February 1, 2022	Fixed interest rate 11.5%; EOT 8%	5,541	n/a	n/a	5,968	5,901
		Secured Loan	February 1, 2022	Fixed interest rate 11.5%; EOT 4%	2,612	n/a	n/a	2,704	2,687
		Secured Loan	January 1, 2023	Fixed interest rate 12.25%; EOT 4%	1,134	n/a	n/a	1,163	1,145
Total Examity, Inc.					9,287			9,835	9,733
Exela Pharma Sciences, LLC 1245 Blowing Rock Blvd. Lenoir, NC 28645	Manufacturing
		Equipment Financing	October 1, 2021	Fixed interest rate 11.36%; EOT 11%	3,787	n/a	n/a	4,239	4,173
		Equipment Financing(20)	January 1, 2022	Fixed interest rate 11.57%; EOT 11%	484	n/a	n/a	643	611
Total Exela Pharma Sciences, LLC					4,271			4,882	4,784
Fingerprint Digital, Inc. 240 Stockton St., 6th Floor San Francisco, CA 94108	Professional, Scientific, and Technical Services
		Warrant	April 29, 2026	Preferred Series B, Strike Price $10.39	n/a	48,102	n/a	165	161
Firefly Systems, Inc. 488 8th St. San Francisco, CA 94103	Information
		Equipment Financing	February 1, 2023	Fixed interest rate 8.96%; EOT 10%	5,197	n/a	n/a	4,987	4,987
		Warrant	January 29, 2030	Common Stock, Strike Price $1.14	n/a	133,147	n/a	282	282
Total Firefly Systems, Inc.					5,197			5,269	5,269
Footprint International Holding, Inc. 250 E. Germann Rd. Gilbert, Arizona 85927	Professional, Scientific, and Technical Services
		Equipment Financing	March 1, 2024	Fixed interest rate 10.25%; EOT 8%	17,624	n/a	n/a	17,621	17,621
		Warrant	February 14, 2030	Common Stock, Strike Price $0.31	n/a	26,852	n/a	5	5
Total Footprint International Holding, Inc.					17,624			17,626	17,626
Galvanize, Inc. 1062 Delaware Street Denver , CO 80204	Health Care and Social Assistance
		Warrant(21)	May 17, 2026	Preferred Series B, Strike Price $1.57	n/a	1,564,537	n/a	—	—
Gobble, Inc. 282 2nd St., Suite 300 San Francisco, CA 94105	Retail Trade
		Secured Loan	July 1, 2023	Fixed interest rate 11.25%; EOT 6%	3,962	n/a	n/a	3,974	3,814
		Secured Loan	July 1, 2023	Fixed interest rate 11.5%; EOT 6%	1,988	n/a	n/a	1,995	1,943
		Warrant	May 9, 2028	Common Stock, Strike Price $1.20	n/a	74,635	n/a	617	416
		Warrant	December 27, 2029	Common Stock, Strike Price $1.22	n/a	10,000	n/a	73	56
Total Gobble, Inc.					5,950			6,659	6,229
Gobiquity, Inc. 4400 N. Scottsdale Rd., Suite 815April Scottsdale, AZ 85251	Information
		Equipment Financing	April 1, 2022	Fixed interest rate 7.55%; EOT 20%	461	n/a	n/a	503	507
Gtxcel, Inc. 2855 Telegraph Ave., Suite 600 Berkeley, CA 94705	Information
		Warrant	September 24, 2025	Preferred Series C, Strike Price $0.21	n/a	1,000,000	n/a	166	162
		Warrant	September 24, 2025	Preferred Series D, Strike Price TBD(22)	n/a	TBD(22)	n/a	—	—
Total Gtxcel, Inc.								166	162
Handle Financial, Inc. 5201 Great America Pkwy., Suite 510 Santa Clara, CA 95054	Finance and Insurance
		Secured Loan	January 1, 2021	Fixed interest rate 12%; EOT 8%	4,458	n/a	n/a	5,187	5,166
Happiest Baby, Inc. 3115 South La Cienega Blvd. Los Angeles, CA 90016	Manufacturing
		Equipment Financing	September 1, 2022	Fixed interest rate 8.4%; EOT 9.5%	1,300	n/a	n/a	1,346	1,399
		Equipment Financing	November 1, 2022	Fixed interest rate 8.6%; EOT 9.5%	1,022	n/a	n/a	1,047	1,107
		Equipment Financing	January 1, 2023	Fixed interest rate 8.6%; EOT 9.5%	958	n/a	n/a	970	1,028
		Equipment Financing	June 1, 2023	Fixed interest rate 8.57%; EOT 9.5%	1,146	n/a	n/a	1,155	1,155
		Warrant	May 16, 2029	Common Stock, Strike Price $0.33	n/a	182,554	n/a	193	157
Total Happiest Baby					4,426			4,711	4,846
Health-Ade, LLC 24325 Crenshaw Blvd., Suite 128 Torrance, CA 90505	Manufacturing
		Equipment Financing	January 1, 2022	Fixed interest rate 9.38%; EOT 15%	2,226	n/a	n/a	2,609	2,567
		Equipment Financing	April 1, 2022	Fixed interest rate 8.56%; EOT 15%	1,215	n/a	n/a	1,379	1,347
		Equipment Financing	July 1, 2022	Fixed interest rate 9.06%; EOT 15%	2,839	n/a	n/a	3,133	3,050
Total Health-Ade, LLC					6,280			7,121	6,964
Hexatech, Inc. 991 Aviation Pkwy., Suite 800 Morrisville, NC 27560	Manufacturing
		Warrant(21)	April 2, 2022	Preferred Series A, Strike Price $2.77	n/a	226	n/a	—	4
Hologram, Inc. 1N LaSalle St., Suite 850 Chicago, IL 60602	Professional, Scientific, and Technical Services
		Secured Loan	February 1, 2024	Variable interest rate PRIME + 6.25% or Floor Rate 11.25%; EOT 5%(19)	3,000	n/a	n/a	2,948	2,948
		Warrant	January 27, 2030	Common Stock, Strike Price $1.37	n/a	193,054	n/a	49	49
Total Hologram, Inc.					3,000			2,997	2,997
Hospitalists Now, Inc. 7500 Rialto Blvd., Building 1, Suite 140 Austin, TX 78735	Professional, Scientific, and Technical Services
		Warrant	March 30, 2026	Preferred Series D2, Strike Price $5.89	n/a	135,807	n/a	71	57
		Warrant	December 6, 2026	Preferred Series D2, Strike Price $5.89	n/a	750,000	n/a	391	314
Total Hospitalists Now, Inc.								462	371

($ in thousands) Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Number of Shares or Units	Percentage of Class Held on a Fully Diluted Basis	Cost	Fair Value(6)
Hytrust, Inc. 1975 W. El Camino Real, Suite 203 Mountain View, CA 94040	Information
		Secured Loan	May 1, 2020	Fixed interest rate 12%; EOT 8.5%	961	n/a	n/a	1,405	1,386
		Warrant	June 23, 2026	Preferred Series D2, Strike Price $0.82	n/a	424,808	n/a	172	—
Total Hytrust, Inc.					961			1,577	1,386
iHealth Solutions, LLC 500 West Jefferson St., Suite 2310 Louisville, KY 40202	Professional, Scientific, and Technical Services
		Secured Loan	April 1, 2022	Fixed interest rate 12%; EOT 6.3%	4,000	n/a	n/a	4,160	4,037
Impossible Foods, Inc. 525 Chesapeake Dr. Redwood City, CA 94063	Manufacturing
		Secured Loan	April 1, 2020	Fixed interest rate 11%; EOT 9.5%	146	n/a	n/a	573	575
		Secured Loan	July 1, 2020	Fixed interest rate 11%; EOT 9.5%	384	n/a	n/a	670	671
		Secured Loan	October 1, 2021	Fixed interest rate 11%; EOT 9.5%	2,445	n/a	n/a	2,758	2,928
Total Impossible Foods, Inc.					2,975			4,001	4,174
Incontext Solutions, Inc. 300 W Adams St, Suite 600 Chicago, IL 60606	Professional, Scientific, and Technical Services
		Secured Loan	October 1, 2022	Fixed interest rate 11.75%; EOT 5%	6,168	n/a	n/a	6,199	5,925
		Warrant	September 28, 2028	Preferred Series AA-1, Strike Price $1.47	n/a	332,858		34	—
Total Incontext Solutions, Inc.					6,168			6,233	5,925
Instart Logic, Inc. 450 Lambert Ave. Palo Alto, CA 94306	Professional, Scientific, and Technical Services
		Equity(21)	n/a	Convertible Notes(10)(14)	n/a	n/a	n/a	2,645	2,645
Invenia, Inc. 201 - 281 McDermot Ave. Winnipeg, MB R3B 0S9 Canada	Utilities
		Secured Loan	January 1, 2023	Fixed interest rate 11.5%; EOT 5%	8,577	n/a	n/a	9,062	8,879
		Secured Loan	May 1, 2023	Fixed interest rate 11.5%; EOT 5%	4,000	n/a	n/a	4,216	4,188
		Secured Loan	January 1, 2024	Fixed interest rate 11.5%; EOT 5%	3,000	n/a	n/a	3,014	3,121
		Secured Loan	February 1, 2024	Fixed interest rate 11.5%; EOT 5%	4,000	n/a	n/a	4,052	4,052
Total Invenia, Inc.(23)					19,577			20,344	20,240
Knockaway, Inc. 309 East Paces Ferry Rd. NE #400 Atlanta , GA 30305	Real Estate and Rental and Leasing
		Secured Loan	June 1, 2023	Fixed interest rate 11%; EOT 3%	10,000	n/a	n/a	10,001	9,659
		Secured Loan	August 1, 2023	Fixed interest rate 11%; EOT 3%	2,500	n/a	n/a	2,493	2,451
		Secured Loan	September 1, 2023	Fixed interest rate 11%; EOT 3%	2,500	n/a	n/a	2,489	2,448
		Warrant	May 24, 2029	Preferred Series B, Strike Price $8.53	n/a	87,955	n/a	209	202
Total Knockaway, Inc.					15,000			15,192	14,760
Le Tote, Inc. 3130 20th St., Suite 225 San Francisco, CA 94110	Retail Trade
		Warrant	March 7, 2028	Common Stock, Strike Price $1.46	n/a	216,312	n/a	490	280
Lensvector, Inc. 2307 Leghorn St. Mountain View, CA 94043	Manufacturing
		Warrant	December 30, 2021	Preferred Series C, Strike Price $1.18	n/a	85,065	n/a	32	—
Lucidworks, Inc. 340 Brannan St., Suite 400	Information
		Warrant	June 27, 2026	Preferred Series D, Strike Price $0.77	n/a	619,435	n/a	806	535
Machine Zone, Inc. 1050 Page Mill Rd. Palo Alto, CA 94304	Professional, Scientific, and Technical Services
		Equipment Financing(17)	August 1, 2019	Fixed interest rate 6%; EOT 20.01%	—	n/a	n/a	357	357
		Equipment Financing(17)	December 1, 2019	Fixed interest rate 6.03%; EOT 19.83%	—	n/a	n/a	202	202
Total Machine Zone, Inc.					—			559	559
Madison Reed, Inc. 430 Shotweel St. San Francisco, CA 94110	Retail Trade
		Secured Loan	October 1, 2022	Fixed interest rate 12%; EOT 5.3%	10,000	n/a	n/a	10,314	10,293
		Warrant	March 23, 2027	Preferred Series C, Stirke Price $2.57	n/a	194,553	n/a	185	226
		Warrant	July 18, 2028	Common Stock, Strike Price $0.99	n/a	43,158	n/a	71	92
		Warrant	May 19, 2029	Common Stock, Strike Price $1.23	n/a	36,585	n/a	56	72
Total Madison Reed, Inc.					10,000			10,626	10,683
Market6 Nine Parkway North Blvd, Suite 200 Deerfield, IL 60015	Information
		Warrant	November 19, 2020	Preferred Series B, Strike Price $1.65	n/a	53,410	n/a	29	—
Mainspring Energy, Inc. 3601 Haven Ave. Menlo Park, CA 94025	Agriculture, Forestry, Fishing and Hunting
		Secured Loan	August 1, 2023	Fixed interest rate 11%; EOT 3.8%	9,500	n/a	n/a	9,549	9,298
		Warrant	July 9, 2029	Common Stock, Strike Price $1.15	n/a	140,186	n/a	283	354
Total Mainspring Energy, Inc.					9,500			9,832	9,652
Matterport, Inc. 352 East Java Dr. Sunnyvale, CA 94089	Professional, Scientific, and Technical Services
		Secured Loan	May 1, 2022	Fixed interest rate 11.5%; EOT 5%	7,557	n/a	n/a	7,842	7,715
		Warrant	April 20, 2028	Common Stock, Strike Price $1.43	n/a	143,813	n/a	434	407
Total Matterport, Inc.					7,557			8,276	8,122
Miyoko's Kitchen 2086 Marina Ave. Petaluma, CA 94954	Retail Trade
		Equipment Financing	September 1, 2022	Fixed interest rate 8.77%; EOT 9%	815	n/a	n/a	812	812

($ in thousands) Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Number of Shares or Units	Percentage of Class Held on a Fully Diluted Basis	Cost	Fair Value(6)
Nanotherapeutics, Inc. 13859 Progress Blvd., Suite 300 Alachua, FL 32615	Manufacturing
		Equity	n/a	Common Stock(16)	n/a	382,277	8.3%	6,691	6,977
		Warrant	November 14, 2021	Common Stock, Strike Price $1.03	n/a	67,961	n/a	1,122	1,171
Total Nanotherapeutics, Inc.								7,813	8,148
Nexus Systems, LLC. 6400 Arlington Blvd., Suite 1000 Falls Church, VA 22042	Information
		Secured Loan	July 1, 2023	Fixed interest rate 12.25%; EOT 5%	5,000	n/a	n/a	5,205	4,952
Oto Analytics, Inc. 135 Townsend St. #300 San Francisco, CA 94107	Information
		Secured Loan	March 1, 2023	Fixed interest rate 11.5%; EOT 6%	10,000	n/a	n/a	10,237	10,107
		Warrant	August 31, 2028	Preferred Series B, Strike Price $0.79	n/a	1,018,718		295	232
Total Oto Analytics, Inc.					10,000			10,532	10,339
Pendulum Therapeutics, Inc. 933 20th St. San Francisco, CA 94107	Professional, Scientific, and Technical Services
		Equipment Financing	May 1, 2023	Fixed interest rate 7.7%; EOT 5%	447	n/a	n/a	411	395
		Equipment Financing	September 1, 2023	Fixed interest rate 7.8%; EOT 5%	2,614	n/a	n/a	2,629	2,629
		Equipment Financing	November 1, 2023	Fixed interest rate 7.66%; EOT 5%	763	n/a	n/a	764	764
		Warrant	October 9, 2029	Preferred Series D2, Strike Price $1.90	n/a	55,263		44	43
Total Pendulum Therapeutics, Inc.					3,824			3,848	3,831
Petal Card, Inc. 483 Broadway, Floor 2 New York NY 10013	Finance and Insurance
		Secured Loan	December 1, 2023	Fixed interest rate 11%; EOT 3%	10,000	n/a	n/a	9,864	9,609
		Warrant	November 27, 2029	Preferred Series B, Strike Price TBD (22)	n/a	250,268	n/a	147	143
Total Petal Card, Inc.					10,000			10,011	9,752
Project Frog, Inc. 99 Green St., 2nd Floor San Francisco, CA 94111	Construction
		Secured Loan	July 1, 2020	Fixed interest rate 13.38%; EOT 8.7%	3,078	n/a	n/a	3,500	3,202
		Warrant	July 26, 2026	Preferred Series AA, Strike Price $0.19	n/a	391,990	n/a	18	9
		Equity	n/a	Preferred Series AA-1	n/a	8,118,527	44.0%	702	380
		Equity	n/a	Preferred Series BB	n/a	6,300,134	45.1%	2,667	1,789
Total Project Frog, Inc.(8)					3,078			6,887	5,380
Qubed, Inc. dba Yellowbrick 15 W. 38th St., 10th Floor New York NY 10018	Educational Services
		Secured Loan	April 1, 2023	Fixed interest rate 11.5%; EOT 4%	2,000	n/a	n/a	2,012	1,999
		Secured Loan	October 1, 2023	Fixed interest rate 11.5%; EOT 4%	500	n/a	n/a	495	496
		Warrant	September 28, 2028	Common Stock, Strike Price $0.38	n/a	526,316	n/a	120	158
Total Qubed, Inc. dba Yellowbrick					2,500			2,627	2,653
RapidMiner, Inc. 100 Summer St., Suite 1503 Boston, MA 02110	Information
		Secured Loan	October 1, 2023	Fixed interest rate 12%; EOT 4%	10,000	n/a	n/a	9,910	9,534
		Warrant	March 25, 2029	Preferred Series C-1, Strike Price $60.22	n/a	11,624	n/a	528	498
					10,000			10,438	10,032
Resilinc, Inc. 1900 McCarthy Blvd. #305 Milpitas, CA 95035	Professional, Scientific, and Technical Services
		Warrant	December 15, 2025	Preferred Series A, Strike Price $0.51	n/a	589,275	n/a	40	39
Reterro, Inc. 7901 Stoneridge Dr., Suite 320 Pleasanton, CA 94588	Professional, Scientific, and Technical Services
		Warrant(21)	October 30, 2025	Common Stock, Strike Price $20.00	n/a	12,841	n/a	—	—
		Warrant(21)	October 31, 2026	Common Stock, Strike Price $50.00	n/a	15,579	n/a	—	—
		Equity(21)	n/a	Common Stock	n/a	7,829	n/a	—	—
Total Reterro, Inc.								—	—
Realty Mogul, Co. 10573 W Pico Blvd. Los Angeles, CA 90064	Finance and Insurance
		Warrant	December 18, 2027	Preferred Series B, Strike Price $3.88	n/a	234,421	n/a	285	117
Robotany, Inc. 401 Bingham St. Pittsburgh, PA 15203	Manufacturing
		Equipment Financing	August 1, 2022	Fixed interest rate 8.04%; EOT 15%	1,900	n/a	n/a	1,992	1,823
		Warrant	July 19, 2029	Common Stock, Strike Price $1.52	n/a	23,579	n/a	129	—
Total Robotany, Inc.					1,900			2,121	1,823
Saylent Technologies, Inc. 122 Grove St., Suite 300 Franklin, MA 02038	Professional, Scientific, and Technical Services
		Warrant	March 31, 2027	Preferred Series C, Strike Price $9.96	n/a	24,096	n/a	108	106
SBG Labs, Inc. 1288 Hammerwood Ave. Sunnyvale, CA 94089	Manufacturing
		Warrant	June 29, 2023	Preferred Series A-1, Strike Price $0.70	n/a	42,857	n/a	13	19
		Warrant	September 18, 2024	Preferred Series A-1, Strike Price $0.70	n/a	25,714	n/a	8	5
		Warrant	January 14, 2024	Preferred Series A-1, Strike Price $0.70	n/a	21,492	n/a	7	10
		Warrant	March 24, 2025	Preferred Series A-1, Strike Price $0.70	n/a	12,155	n/a	4	5
		Warrant	October 10, 2023	Preferred Series A-1, Strike Price $0.70	n/a	11,150	n/a	4	3
		Warrant	May 6, 2024	Preferred Series A-1, Strike Price $0.70	n/a	11,145	n/a	4	11
		Warrant	June 9, 2024	Preferred Series A-1, Strike Price $0.70	n/a	7,085	n/a	2	5
		Warrant	May 20, 2024	Preferred Series A-1, Strike Price $0.70	n/a	342,857	n/a	110	153
		Warrant	March 26, 2025	Preferred Series A-1, Strike Price $0.70	n/a	200,000	n/a	65	89
Total SBG Labs, Inc.								217	300

($ in thousands) Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Number of Shares or Units	Percentage of Class Held on a Fully Diluted Basis	Cost	Fair Value(6)
Seaon Environmental, LLC 2055 E Warner Rd. Tempe, AZ 85284	Administrative and Support and Waste Management and Remediation Services
		Equipment Financing	January 1, 2023	Fixed interest rate 9.03%; EOT 12%	2,840	n/a	n/a	2,913	2,696
Smule, Inc. 139 Townsend St., Suite 300 San Francisco, CA 94107	Information
		Equipment Financing	June 1, 2020	Fixed interest rate 6.31%; EOT 20%	223	n/a	n/a	695	685
		Equipment Financing	June 1, 2020	Fixed interest rate 19.06%; EOT 19.05%	1	n/a	n/a	3	3
Total Smule, Inc.					224			698	688
Soraa, Inc. 6500 Kaiser Dr., Suite 110 Fremont, CA 94555	Manufacturing
		Warrant	August 21, 2023	Preferred Series 1, Strike Price $5.00	n/a	192,000	n/a	498	335
		Warrant	February 18, 2024	Preferred Series 2, Strike Price, $5.00	n/a	60,000	n/a	165	111
Total Soraa, Inc.								663	446
SQL Sentry, LLC 8936 Northpointe Executive Park Dr., Suite 200 Huntersville, NC 28078	Professional, Scientific, and Technical Services
		Secured Loan	August 1, 2023	Fixed interest rate 11.5%; EOT 3.5%	10,000	n/a	n/a	10,266	9,898
		Secured Loan	August 1, 2023	Fixed interest rate 11.5%; EOT 3.5%	5,000	n/a	n/a	5,134	4,924
Total SQL Sentry, LLC					15,000			15,400	14,822
STS Media, Inc. 1100 Glendon Ave., Suite 700 Los Angeles, CA 90024	Information
		Secured Loan(9)	April 1, 2022	Fixed interest rate 11.9%; EOT 4%	7,824	n/a	n/a	750	250
		Warrant(21)	March 15, 2028	Preferred Series C, Strike Price $24.74	n/a	20,210	n/a	—	—
Total STS Media, Inc.					7,824			750	250
Sun Basket, Inc. 1170 Olinder Ct. San Jose, CA 95122	Professional, Scientific, and Technical Services
		Secured Loan	May 1, 2022	Fixed interest rate 11.75%; EOT 5%	11,346	n/a	n/a	11,770	11,695
		Warrant	October 5, 2027	Preferred Series C-2, Strike Price $6.02	n/a	249,306	n/a	111	100
Total Sun Basket, Inc.					11,346			11,881	11,795
Trendly, Inc. 260 W 35th St., Suite 700 New York, NY 10001	Retail Trade
		Warrant	August 10, 2026	Preferred Series A, Strike Price $1.14	n/a	245,506	n/a	222	295
Unitas Global, Inc. 453 S. Spring St., Suite 201 Los Angeles, CA 90013	Information
		Equipment Financing	August 1, 2021	Fixed interest rate 8.96%; EOT 12%	1,403	n/a	n/a	1,661	1,615
			April 1, 2021	Fixed interest rate 7.8%; EOT 6%	204	n/a	n/a	217	211
Total Unitas Global, Inc.					1,607			1,878	1,826
UnTuckIt, Inc. 110 Greene St. New York, NY 10012	Retail Trade
		Secured Loan	June 1, 2023	Fixed interest rate 12%; EOT 5%	20,000	n/a	n/a	21,126	19,567
Utility Associates, Inc. 250 E Ponce de Leon Ave. #700 Decatur, GA 30030	Professional, Scientific, and Technical Services
		Secured Loan(9)	September 30, 2023	Fixed interest rate 12%; EOT 5%	750	n/a	n/a	830	558
		Warrant	June 30, 2025	Preferred Series A, Strike Price $4.54	n/a	92,511	n/a	55	23
		Warrant	May 1, 2026	Preferred Series A, Strike Price $4.54	n/a	60,000	n/a	36	15
		Warrant	May 22, 2027	Preferred Series A, Strike Price $4.54	n/a	200,000	n/a	120	49
Total Utility Associates, Inc.					750			1,041	645
Vertical Communications, Inc.	Manufacturing
		Secured Loan	March 1, 2022	Fixed interest rate 34%; EOT 6.5%	8,000	n/a	n/a	8,246	8,067
		Secured Loan	March 1, 2022	Fixed interest rate 71.6%; EOT 6.5%	1,000	n/a	n/a	1,074	1,044
		Secured Loan	March 1, 2022	Fixed interest rate 31.9%; EOT 6.5%	500	n/a	n/a	500	486
		Secured Loan	March 1, 2022	Fixed interest rate 15.8%; EOT 6.5%	500	n/a	n/a	500	486
		Secured Loan	March 1, 2022	Fixed interest rate 15.8%; EOT 8.5%	2,000	n/a	n/a	2,000	1,944
		Equity	n/a	Convertible Notes(10)(12)	n/a	n/a	n/a	3,966	391
		Equity(21)	n/a	Preferred Stock Series 1	n/a	3,892,485	98.4%	—	—
		Warrant(21)	July 11, 2026	Preferred Series A, Strike Price $1.00	n/a	828,479		—	—
Total Vertical Communications, Inc.(7)					12,000			16,286	12,418
Vidsys, Inc. 8219 Leesburg Pike, Suite 250 Vienna, VA 22182	Professional, Scientific, and Technical Services
		Secured Loan	November 1, 2020	Fixed interest rate 12.0%(8.0% current + 4.0%PIK); EOT 0.0%(18)	5,223	n/a	n/a	4,920	3,418
		Secured Loan (21)	October 1, 2023	Fixed interest rate 0%; EOT 0%	1,600	n/a	n/a	—	—
		Equity	n/a	Convertible Notes(10)(15)	n/a	n/a	n/a	300	300
		Warrant(21)	June 14, 2029	Preferred Series 1, Strike Price $4.91	n/a	22,507	n/a	—	—
		Warrant(21)	March 17, 2027	Common Stock, Strike Price $4.91	n/a	3,061	n/a	—	—
Total Vidsys, Inc.					6,823			5,220	3,718
Wanderjaunt, Inc. 650 Mission St., Floor 3 San Francisco, CA 94105	Real Estate and Rental and Leasing
		Equipment Financing	June 1, 2023	Fixed interest rate 10.2%; EOT 12%	489	n/a	n/a	449	399
		Equipment Financing	August 1, 2023	Fixed interest rate 10.2%; EOT 12%	1,499	n/a	n/a	1,520	1,520
Total Wanderjaunt, Inc.					1,988			1,969	1,919

($ in thousands) Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Number of Shares or Units	Percentage of Class Held on a Fully Diluted Basis	Cost	Fair Value(6)
WorkWell Prevention & Care 11 E. Superior, Suite 410 Duluth, MN 55802	Health Care and Social Assistance
		Secured Loan	March 1, 2024	Fixed interest rate 8.2%; EOT 10%	3,370	n/a	n/a	3,558	3,244
		Secured Loan	March 1, 2024	Fixed interest rate 7.95%; EOT 10%	700	n/a	n/a	717	669
		Equity	n/a	Common Stock	n/a	7,000,000	87.6%	51	—
		Equity	n/a	Preferred Series P	n/a	3,450	100.0%	3,450	1,376
		Equity	n/a	Convertible Notes(10)(11)	n/a	n/a	n/a	1,149	1,094
Total WorkWell Prevention & Care(7)					4,070			8,925	6,383
Zosano Pharma Corporation 34790 Ardentech Ct. Fremont, CA 94555	Manufacturing
		Equipment Financing	October 1, 2021	Fixed interest rate 9.43%; EOT 12%	2,676	n/a	n/a	3,025	2,863
		Equipment Financing	January 1, 2022	Fixed interest rate 9.68%; EOT 12%	1,731	n/a	n/a	1,889	1,804
		Equipment Financing	July 1, 2022	Fixed interest rate 9.93%; EOT 12%	1,787	n/a	n/a	1,850	1,826
		Equipment Financing	October 1, 2022	Fixed interest rate 9.9%; EOT 12%	1,962	n/a	n/a	1,987	1,997
		Equipment Financing	December 1, 2022	Fixed interest rate 10.5%; EOT 6%	1,435	n/a	n/a	1,475	1,443
		Warrant	September 25, 2025	Common Stock, Strike Price $3.59	n/a	75,000	n/a	69	17
Total Zosano Pharma Corporation					9,591			10,295	9,950
Total Investment in Securities					$382,118			$422,870	$398,593

(1)
All portfolio companies are located in North America. The Company generally acquires its investments in private transactions exempt from registration under the Securities Act. These investments are generally subject to certain limitations on resale and may be deemed to be “restricted securities” under the Securities Act.

(2)
Trinity uses the North American Industry Classification System (NAICS) code for classifying the industry grouping of its portfolio companies.

(3)
All debt investments are income producing unless otherwise noted. Warrant investments are associated with funded debt and equipment financing instruments. All equity investments are non-income producing unless otherwise noted. Equipment that has been financed relates to operational equipment essential to revenue production for the portfolio company in the industry noted.

(4)
Interest rate is the fixed rate of the Secured Loan debt investment and does not include any original issue discount, end-of-term (“EOT”) payment, or any additional fees related to the investments, such as deferred interest, commitment fees, prepayment fees or exit fees. EOT payments are contractual and fixed interest payments due in cash at the maturity date of the loan, including upon prepayment, and are a fixed amount determined at the inception of the loan. At the end of the term of certain equipment leases, the lessee has the option to purchase the underlying assets at fair market value in certain cases subject to a cap, or return the equipment and pay a restocking fee. The fair values of the financed assets have been estimated as a percentage of original cost for purpose of the EOT payment value. The EOT payment is amortized and recognized as non-cash income over the loan or lease prior to its payment.

(5)
Principal is net of repayments.

(6)
All investments were valued at fair value using Level 3 significant unobservable inputs as determined in good faith by the Company.

(7)
This issuer is deemed to be a “Control Investment.” Control Investments are defined by the 1940 Act as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation. As defined in the 1940 Act, Trinity is deemed to be an ‘‘Affiliated Person’’ of this portfolio company.

(8)
This issuer is deemed to be a “Affiliate Investment.” Affiliate Investments are defined by the 1940 Act as investments in companies in which the Company owns between 5% and 25% of the voting securities. As defined in the 1940 Act, Trinity is deemed to be an “Affiliated Person” of this portfolio company.

(9)
Debt is on non-accrual status at March 31, 2020, and is therefore considered non-income producing.

(10)
Convertible notes represent investments through which the Company will participate in future equity rounds at preferential rates. There are no principal or interest payments made against the note unless conversion does not take place.

(11)
Principal balance of $1.1 million at period end.

(12)
Principal balance of $5.5 million at period end.

(13)
Principal balance of $1.6 million at period end.

(14)
Principal balance of $2.6 million at period end.

(15)
Principal balance of $0.3 million at period end.

(16)
Certain third-parties have rights to 17,485 shares of Nanotherapeutics common stock at a fair value of approximately $0.4 million as of March 31, 2020.

(17)
Principal balance represents the balance of the EOT payment which was negotiated to be paid in monthly installments over 12 months instead of a one-time lump sum. This asset is considered non-income producing.

(18)
Interest on this loan includes Paid In Kind. PIK interest income represents income not paid currently in cash.

(19)
Index based floating interest rate is subject to contractual minimum interest rate. Interest rate PRIME represents 3.25% at March 31, 2020.

(20)
Investment has an unfunded commitment as of March 31, 2020. The principal, cost, and fair value of the investment includes the impact of the fair value of any unfunded commitments.

(21)
Investment has zero cost basis as it was purchased at a fair market value of zero as part of the Formation Transaction.

(22)
Company has been issued warrants with pricing and number of shares dependent upon a future round of equity issuance by the Portfolio Company.

(23)
Indicates an asset that the Company deems as a ‘‘non-qualifying asset’’ under section 55(a) of 1940 Act. The Company’s percentage of non-qualifying assets represents 4.2% of the Company’s total assets. Qualifying assets must represent at least 70% of the Company’s total assets at the time of acquisition of any additional non-qualifying assets.

MANAGEMENT
Our business and affairs are managed under the direction of the Board. The responsibilities of the Board include the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our Board currently consists of five directors, three of whom are not “interested persons” of the Company, as defined in Section 2(a)(19) of the 1940 Act, and are “independent,” as determined by the Board. These individuals are referred to as independent directors. The Board appoints the Company’s executive officers, who serve at the discretion of the Board.
Board of Directors and Executive Officers
Directors
Our Board consists of five directors. Under our Charter, the directors are divided into three classes. Directors of each class will hold office for terms ending at the third annual meeting of our stockholders after their election and when their respective successors are elected and qualify. However, the initial members of the three classes of directors have initial terms ending at the first, second and third annual meeting of our stockholders after the consummation of the Private Common Stock Offering, respectively. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. Each director may stand for re-election at the end of each term.
Information regarding the Board and our executive officers is as follows:
Name	Year of Birth	Position	Director Since	Expiration of Term
Interested Directors:
Steven L. Brown	1961	Chairman and Chief Executive Officer	2019	2022
Kyle Brown	1984	Director, President and Chief Investment Officer	2019	2021
Independent Directors:
Edmund G. Zito	1948	Director	2019	2022
Richard R. Ward	1939	Director	2019	2021
Ronald E. Estes	1957	Director	2019	2020
The address for each of our directors is c/o Trinity Capital Inc., 3075 West Ray Road, Suite 525, Chandler, AZ 85226.
Executive Officers
Name	Year of Birth	Position
Steven L. Brown	1961	Chairman and Chief Executive Officer
Kyle Brown	1984	Director, President and Chief Investment Officer
Gerald Harder	1961	Senior Vice President — Chief Credit Officer
Susan Echard	1964	Chief Financial Officer and Treasurer
Ron Kundich	1970	Senior Vice President — Loan Originations
David Lund	1954	Executive Vice President — Finance and Strategic Planning
Scott Harvey	1954	Chief Legal Officer and Chief Compliance Officer
Sarah Stanton	1984	General Counsel and Secretary
Biographical Information
Directors
Our directors have been divided into two groups — interested directors and independent directors. An interested director is an “interested person” as defined in Section 2(a)(19) of the 1940 Act.

Interested Directors
Steven L. Brown
Steven L. Brown, our founder, has served as Chairman of the Board and as our Chief Executive Officer since August 2019. Mr. Brown is also a member of the Investment Committee. Prior to founding the Company, Mr. Brown founded Trinity in January 2008 and was a Managing Partner at Trinity, a leading provider of venture loans and equipment financing to growth stage companies, since January 2008.
Mr. Brown has 25 years of experience in venture equity and venture debt and working with growth stage companies. Prior to founding Trinity, Mr. Brown served as general partner at Point Financial Capital Partners, a venture leasing fund, from 2003 to 2008 and was the President and Chief Financial Officer of InvestLinc Financial Services, an early-stage private equity fund and consulting firm, from 1998 to 2002. He was also part of the founding group of Cornerstone Equity Partners, a private equity fund, and served as a partner from 1996 to 1998.
Mr. Brown is a member of the Small Business Investment Alliance. We believe that Mr. Brown’s history with the Legacy Funds, familiarity with our investment platform and extensive venture capital lending, equipment financing and management experience bring important and valuable skills to the Board and qualify him to serve as Chairman of the Board.
Kyle Brown
Kyle Brown has served as a member of the Board and as our President and Chief Investment Officer since August 2019. Mr. Brown is also a member of the Investment Committee. Prior to joining the Company, Mr. Brown was a Managing Partner at Trinity and a member of its investment committees since 2015. In such capacity, Mr. Brown was responsible for managing the investment activities at Trinity in order to achieve the firm’s deployment goals and managed relationships with potential customers as well as with strategic partners, including venture capital firms and technology bank lenders. Prior to joining Trinity, Mr. Brown was the Founder and Chief Executive Officer of Brown Equity, LLC, a real estate financial investment firm, from 2006 to 2015. He also co-founded and managed Sharp Equity Homes, LLC, a full-service, web-based multiple listing service for trustee sale auctions in Arizona and California, from 2007 to 2012. Prior to that, Mr. Brown founded or co-founded three additional startups over the course of his career.
Mr. Brown is the son of Steven L. Brown. We believe that Mr. Brown’s extensive investing, leadership, entrepreneurial experience and investment management process experience bring important and valuable skills to the Board and qualify him to serve as a member of the Board.
Independent Directors
Edmund G. Zito
Edmund G. Zito has served as a member of the Board since September 2019. Prior to joining the Board, Mr. Zito served as the President of Alliance Bank of Arizona (a division of Western Alliance Bank) from 2014 to 2018 and was a member of its Asset and Liability Management and Investment Committee, as well as its Risk Management Committee. Mr. Zito has over 30 years of commercial and investment banking and public finance experience. He served as Regional President and as a member of the board of directors for Imperial Bank Arizona from 1997 to 2000. Prior to that, Mr. Zito served in senior executive positions with First Interstate Bank, including President of First Interstate Equity Corporation (an SBIC), from 1993 to 1996. Mr. Zito has served on the board of advisors to Adopt Technologies, a cloud computing and information technology service provider, since 2016, and Redirect Health, a healthcare company, since 2018. He has served on the board of directors of Board Developer, a strategic management consulting firm, since 2018 and became chairman of its board of directors in 2019.
Mr. Zito has worked extensively on economic development and capital formation in Arizona, having chaired the Economic Development Committee of the Arizona Chamber of Commerce (the “ACC”) from 2016 to 2018. Mr. Zito also has served on the board of directors of the ACC since 2013 and has served on the executive committee of the ACC from 2016 to 2018. In addition, Mr. Zito served as initial Vice Chairman of the Arizona Economic Resource Organization, a Governor-mandated, public-private partnership formed to lead Arizona’s economic development initiatives, from 2008 to 2010.
From 2013 to 2018, Mr. Zito served on the board of directors of Downtown Phoenix Inc. and was a member of its executive committee and served as its treasurer from 2014 to 2018. He served on the Flinn Foundation Bioscience Steering Committee from 2005 to 2018 and as a member of the Canada Arizona Business Council from 2012 to 2018.
We believe that Mr. Zito’s extensive management, leadership and commercial and investment banking experience bring important and valuable skills to the Board and qualify him to serve as a member of the Board.
Richard R. Ward
Richard R. Ward has served as a member of the Board since September 2019. Previously, Mr. Ward was Senior Vice President of Avnet Inc. — President of Avnet Computer Products (“Avnet”), a Fortune 200 company and distributor of electronic components, from 1992 until his retirement in 2000. After his retirement, Mr. Ward returned to Avnet for two years at the request of the chairman to mentor and create leadership development programs for Avnet’s top and most promising executives. Mr. Ward’s prior responsibilities, spread over 20 years with Avnet, include Director of North American Field Operations, area and regional sales, marketing and operational duties. In addition, Mr. Ward has served as an advisor to several privately held commercial enterprises in various industries.
We believe that Mr. Ward’s extensive experience in building and developing large businesses, both domestic and international, as well as his broad experience in developing senior executives bring important and valuable skills to the Board and qualify him to serve as a member of the Board.
Ronald E. Estes
Ronald E. Estes has served as a member of the Board since September 2019. Mr. Estes has served as the Chief Financial Officer of LifeStream Complete Senior Living, Inc., a nonprofit provider of senior living communities, since January 2013 and as its President and Chief Executive Officer since 2016. In such capacities, Mr. Estes is responsible for all matters related to the mission, organization and financial oversight of LifeStream Complete Senior Living, Inc. Prior to that, Mr. Estes served as a tax director at McGladrey LLP (now RSM US LLP), an audit, tax and consulting services firm, from 2011 to 2012. Mr. Estes also previously served as the Chief Financial Officer of The Ryerson Company, a developer and operator of senior living communities, from 2003 to 2010. Mr. Estes is a certified public accountant with 15 years of public accounting experience.
We believe that Mr. Estes’ extensive management, leadership and accounting experience bring important and valuable skills to the Board and qualify him to serve as a member of the Board.
Executive Officers Who Are Not Also Directors
Gerald Harder
Gerald Harder has served as our Senior Vice President — Chief Credit Officer since August 2019 and is a member of the Investment Committee. Prior to joining the Company, Mr. Harder served as an Operating Partner at Trinity since 2018 and previously served as a Managing Director at Trinity from 2016 to 2018. As an Operating Partner at Trinity, Mr. Harder was responsible for analyzing investment opportunities and collaborating on the firm’s investment strategy, objectives, asset allocation and balancing risk against performance. Prior to joining Trinity, he served as an executive vice president of engineering and operations at Sand 9 Inc., a fabless Micro-electromechanical system company, from 2012 to 2015. In such capacity, Mr. Harder worked to design, develop and produce groundbreaking piezoelectric microelectromechanical systems based timing devices for mobile, internet of things, and communications infrastructure markets. Mr. Harder has also served in many technology leadership roles, including director of operations for Cirrus Logic from 2011 to 2012, vice president of engineering for White Electronic Designs from 2008 to 2010, and technical leadership roles with ON Semiconductor from 2004 to 2008.

Susan Echard
Susan Echard has served as our Chief Financial Officer and Treasurer since August 2019 and as our Secretary from August 2019 to July 2020. Prior to joining the Company, Ms. Echard served as the Chief Financial Officer at Trinity since April 2019 and, in such capacity, was responsible for all aspects of the firm’s financial matters, investor relations, legal and human resource management. Prior to joining Trinity, Ms. Echard served as the Chief Financial Officer at CUBEX LLC, a medical, dental and veterinary inventory management company, from 2017 to 2019. From 2016 to 2017, she served as the Chief Financial Officer at Datashield, a data security services company, and from 2015 to 2016 she served as the Corporate Controller at BeyondTrust, a provider of privileged access and identity management and data security. Prior to that, she served as Corporate Controller at AFS Technologies, Inc. a provider of software solutions for consumer goods companies, from 2014 to 2015, and was formerly a senior auditor at Ernst & Young LLP. Ms. Echard has over 30 years of accounting experience.
Ron Kundich
Ron Kundich has served as our Senior Vice President — Loan Originations since August 2019 and is a member of the Investment Committee. Prior to joining the Company, Mr. Kundich served as a Partner at Trinity since 2018 and previously served as a Managing Director at Trinity from 2017 to 2018. At Trinity, Mr. Kundich was responsible for developing relationships with the firm’s referral partners, sourcing potential investments and evaluating investment opportunities, including working closely with venture capitalists, commercial technology bankers, attorneys and financial professionals in Silicon Valley and abroad. Prior to joining Trinity, Mr. Kundich served as a Managing Director and Regional Manager at Square 1 Bank from 2013 to 2017, where he was responsible for sourcing, underwriting and managing a portfolio of venture-backed companies and a team of venture bankers. Mr. Kundich has been supporting venture-backed companies for over 25 years and his career path has included increasing levels of responsibility with leading technology banks including Silicon Valley Bank, Imperial Bank (which was acquired by Comerica Bank) and Square 1 Bank (where he was a Co-Founder).
David Lund
David Lund has served as our Executive Vice President — Finance and Strategic Planning since September 2019. Mr. Lund has been a partner at Ravix Group Inc., a provider of outsourced accounting, financial consulting, and financial management services, since 2016. Prior to that, Mr. Lund was the Chief Financial Officer at Hercules Capital, Inc., a business development company that is traded on the New York Stock Exchange (“Hercules”) from 2005 to 2011, and acted in an interim capacity in that role from 2017 to 2019. Mr. Lund has over 35 years of financial consulting and executive leadership experience working with both private and publicly traded companies. From 2011 to 2016, Mr. Lund served as Chief Financial Officer and Consultant of White Oak Global Advisors LLC where he was Chairman of the Valuation Committee, responsible for financial and tax reporting for various partnerships, managed the audit process for multiple investment vehicles, and was involved in fund structuring and operational initiatives.
Scott Harvey
Scott Harvey has served as our Chief Legal Officer since July 2020 and as our Chief Compliance Officer since September 2019. Mr. Harvey served as our General Counsel from September 2019 to July 2020. He also served as the Chief Legal Officer at Oportun, a financial services firm, from 2012 to 2018. Prior to that, Mr. Harvey co-founded Hercules. From 2003 to 2012, Mr. Harvey served as the Chief Legal Officer, Chief Compliance Officer and Secretary at Hercules. Mr. Harvey has over 30 years of legal and business experience with leveraged finance and financing public and private technology-related companies. Since 2002, and prior to co-founding Hercules, Mr. Harvey was in a diversified private law practice. Previously, he was Deputy General Counsel of Comdisco, Inc., a leading technology and financial services company, from 1997 to 2002. From 1991 to 1997, Mr. Harvey served as Vice President of Marketing, Administration & Alliances with Comdisco, Inc. and was Corporate Counsel from 1983 to 1991.
Sarah Stanton
Sarah Stanton has served as our General Counsel and Secretary since July 2020. Prior to joining the Company, Ms. Stanton served as Senior Associate General Counsel, Corporate & Securities, for Verra

Mobility Corporation (Nasdaq: VRRM), a transportation technology company, from August 2018 to June 2020, where she oversaw corporate governance, SEC and Nasdaq compliance, and mergers and acquisitions. From 2016 to 2018, she was a corporate associate at DLA Piper, working on public company governance, mergers and acquisitions and venture capital transactions. From 2011 to 2016, Ms. Stanton was an associate at Rusing Lopez & Lizardi, PLLC, in a general corporate and commercial litigation practice.
Board Meetings and Attendance
Our Board met five times during 2019 and acted on various occasions by written consent. Each director attended all meetings of the Board (held during the period for which he has been a director). Our policy is to encourage our directors to attend each annual meeting; however, such attendance is not required at this time.
Board Leadership Structure
The Board monitors and performs an oversight role with respect to our business and affairs. Among other things, the Board approves the appointment of our officers, reviews and monitors the services and activities performed by our officers and approves the engagement, and reviews the performance of, our independent registered public accounting firm.
Under the Bylaws, the Board may designate a chairman to preside over the meetings of the Board and meetings of the stockholders and to perform such other duties as may be assigned to him or her by the Board. We do not have a fixed policy as to whether the chairman of the Board should be an independent director and believes that our flexibility to select our chairman and reorganize our leadership structure from time to time is in our and our stockholders’ best interests.
Presently, Steven L. Brown serves as the chairman of the Board. Mr. Brown is an interested director because he is the Chief Executive Officer of the Company and serves on the Investment Committee. We believe that Mr. Brown’s history with the Legacy Funds, familiarity with our investment platform and extensive venture capital lending, equipment financing and management experience qualifies him to serve as chairman of the Board. Moreover, the Board believes that it is in the best interests of our stockholders for Mr. Brown to lead the Board because of his broad experience with our platform, day-to-day management and operation of other investment funds and his significant background in the financial services industry, as described above.
The Board does not have a lead independent director. We are aware of the potential conflicts that may arise when a non-independent director is chairman of the Board, but believe these potential conflicts are offset by our strong corporate governance practices. Our corporate governance practices include meetings of the independent directors in executive session without the presence of interested directors and management, the establishment of Audit, Compensation, and Nominating and Corporate Governance Committees, each of which is comprised solely of independent directors, and the appointment of a chief compliance officer responsible for maintaining our compliance policies and procedures. In addition, although the independent directors recognize that having a lead independent director may in some circumstances help coordinate communications with management, and otherwise assist a board of directors in the exercise of its oversight duties, the independent directors believe that, because of the size of the Board, the ratio of independent directors to interested directors, and the good working relationship among the Board members, it has not been necessary to designate a lead independent director. Further, the Board believes that its leadership structure is appropriate in light of our characteristics and circumstances because the structure allocates areas of responsibility among the individual directors and the committees in a manner that encourages effective oversight. The Board also believes that its size creates a highly efficient governance structure that provides ample opportunity for direct communication and interaction between our management and the Board.
Board Role in Risk Oversight
The Board performs its risk oversight function primarily through (a) its three standing committees, which report to the entire Board and are comprised solely of independent directors and (b) monitoring by our Chief Compliance Officer in accordance with our compliance policies and procedures.

As described below in more detail under “Audit Committee” and “Nominating and Corporate Governance Committee,” the Audit Committee and the Nominating and Corporate Governance Committee assist the Board in fulfilling its risk oversight responsibilities. The Audit Committee’s risk oversight responsibilities include overseeing our accounting and financial reporting processes, our systems of internal controls regarding finance and accounting and audits of our financial statements and discussing with management our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies. The Nominating and Corporate Governance Committee’s risk oversight responsibilities include selecting, researching and nominating directors for election by our stockholders, developing and recommending to the Board a set of corporate governance principles and overseeing the evaluation of the Board and its committees. Both the Audit Committee and the Nominating and Corporate Governance Committee consist solely of independent directors.
The Board also performs its risk oversight responsibilities with the assistance of the Chief Compliance Officer. Our Chief Compliance Officer will prepare a written report annually discussing the adequacy and effectiveness of the compliance policies and procedures of the Company and certain of its service providers. The Chief Compliance Officer’s report, which will be reviewed by the Board, will address at a minimum: (a) the operation of the compliance policies and procedures of the Company and certain of its service providers since the last report; (b) any material changes to such policies and procedures since the last report; (c) any recommendations for material changes to such policies and procedures as a result of the Chief Compliance Officer’s annual review; and (d) any compliance matter that has occurred since the date of the last report about which the Board would reasonably need to know to oversee our compliance activities and risks. In addition, the Chief Compliance Officer meets separately in executive session with the independent directors periodically, but in no event less than once each year.
We believe that the role of the Board in risk oversight is effective and appropriate given the extensive regulation to which we are subject as a BDC. Specifically, as a BDC, we must comply with certain regulatory requirements that control the levels of risk in its business and operations. For example, our ability to incur indebtedness is limited such that its asset coverage must equal at least 150% immediately after each time it incurs indebtedness and we generally have to invest at least 70% of our total assets in “qualifying assets.” In addition, we intend to elect to be treated as a RIC under Subchapter M of the Code for our fiscal year ending December 31, 2020. As a RIC, we must, among other things, meet certain income source and asset diversification requirements.
We believe that the role of the Board in risk oversight is appropriate. However, we re-examine the manner in which the Board administers its oversight function on an ongoing basis to ensure that it continues to meet our needs.
Committees
The Board has an Audit Committee, a Nominating and Corporate Governance Committee, and Compensation Committee, and may form additional committees in the future.
Audit Committee
The Audit Committee is composed of Ronald E. Estes (chair), Edmund E. Zito and Richard Ward, each of whom is not considered an “interested person” of the Company as that term is defined in Section 2(a)(19) of the 1940 Act. The Board has determined that our Audit Committee chair is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K, as promulgated under the Exchange Act. In addition, our Audit Committee members meet the independence and experience requirements of Rule 10A-3 under the Exchange Act.
In accordance with its written charter adopted by the Board, the Audit Committee (a) assists the Board’s oversight of the integrity of our financial statements, the independent registered public accounting firm’s qualifications and independence, our compliance with legal and regulatory requirements and the performance of our independent registered public accounting firm; (b) prepares an Audit Committee report, if required by the SEC, to be included in our annual proxy statement; (c) oversees the scope of the annual audit of our financial statements, the quality and objectivity of our financial statements, accounting and financial reporting policies and internal controls; (d) determines the selection, appointment, retention and termination of our independent registered public accounting firm, and approves the compensation thereof; (e) pre-approves all audit and non-audit services provided to us and certain other persons by such independent registered public accounting firm; (f) establishes guidelines and makes recommendations to the Board regarding the valuation of our investments; and (g) acts as a liaison between our independent registered public accounting firm and the Board.
The Board and the Audit Committee utilize the services of nationally recognized third-party valuation firms to help determine the fair value of our securities that are not publicly traded and for which there are no readily available market quotations, including securities, that, while listed on a private securities exchange, have not actively traded.
The Audit Committee held three formal meetings in 2019. Each member of the Audit Committee attended all of the meetings held during 2019.
Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee (the “Nominating Committee”) is composed of Edmund G. Zito (chair), Richard R. Ward and Ronald E. Estes, each of whom is not considered an “interested person” of the Company as that term is defined in Section 2(a)(19) of the 1940 Act.
In accordance with its written charter adopted by the Board, the Nominating Committee recommends to the Board persons to be nominated by the Board for election at meetings of our stockholders, special or annual, if any, or to fill any vacancy on the Board that may arise between stockholder meetings. The Nominating Committee also makes recommendations with regard to the tenure of the directors and is responsible for overseeing an annual evaluation of the Board and its committee structure to determine whether the structure is operating effectively. The Nominating Committee will consider for nomination to the Board candidates submitted by our stockholders or from other sources it deems appropriate.
The Nominating Committee did not hold any formal meetings in 2019.
Compensation Committee
The Compensation Committee is composed of Richard R. Ward (chair), Edmund G. Zito and Ronald E. Estes, each of whom is not considered an “interested person” of the Company as that term is defined in Section 2(a)(19) of the 1940 Act.
In accordance with its written charter adopted by the Board, the Compensation Committee oversees our overall compensation strategies, plans, policies and programs, including determining the compensation for our executive officers and the amount of salary, bonus and stock-based compensation to be included in the compensation package for each of our executive officers. The Compensation Committee also assesses our compensation-related risks.
The Compensation Committee held two formal meetings in 2019. Each member of the Compensation Committee attended all of the meetings held during 2019.
Indemnification Agreements
We have entered into indemnification agreements with our directors and executive officers. The indemnification agreements are intended to provide our directors and executive officers with the maximum indemnification permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that we will indemnify the director or executive officer who is a party to the agreement, including the advancement of legal expenses, if, by reason of his or her corporate status, such director or executive officer is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in our right, to the maximum extent permitted by Maryland law and the 1940 Act
Investment Committee
All investment decisions are made by our Investment Committee, whose members consist of Steven L. Brown, Gerald Harder, Kyle Brown and Ron Kundich. The Investment Committee approves proposed investments by majority consent, which majority must include Steven L. Brown, in accordance with investment guidelines and procedures established by the Investment Committee. The Board oversees and monitors our investment performance.
The compensation of each executive officer on the Investment Committee is set by the Compensation Committee. The executive officers on the Investment Committee are compensated in the form of annual salaries, annual cash bonuses and stock-based compensation. See “Executive Compensation — Named Executive Officer Compensation” and “Executive Compensation — NEO Agreements.” The members of the Investment Committee serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do or of investment funds managed by our affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. See “Risk Factors.”

EXECUTIVE COMPENSATION
Overview
We are a newly organized corporation that is an internally managed BDC. We make term loans and equipment financing investments, and to a lesser extent, working capital loans, equity and equity-related investments in growth stage companies. Our senior management team consists of Messrs. S. Brown, K. Brown, Harder, Kundich, Lund and Harvey, and Ms. Echard. We refer to Messrs. S. Brown, K. Brown, and Harder as the named executive officers, or NEOs. We have entered into certain employment offer letters with each of the NEOs (the “NEO Agreements”), as well as certain of our other senior management team members referenced above, regarding their compensation packages. Please also see “Certain Relationships and Related-Party Transactions” for a discussion of certain shares of common stock received by certain of our senior management team members in connection with the Formation Transactions.
Our executive compensation program is designed to encourage our executive officers to think and act like our stockholders. The structure of our NEOs’ compensation arrangements and incentive compensation programs are designed to encourage and reward the following:
•
sourcing and pursuing attractively priced investment opportunities in all types of securities within our investment strategy and objective;

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accomplishing our investment objective;

•
ensuring we allocate capital in the most effective manner possible; and

•
creating and growing stockholder value.

Our Compensation Committee adopts, reviews and approves all of our compensation arrangements and policies.
Executive Compensation Policy
Overview.   Our performance-driven compensation policy consists of the following three components:
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Base salary;

•
Annual cash bonuses; and

•
Equity and equity-based compensation pursuant to the 2019 Trinity Capital Inc. Long-Term Incentive Plan (“Long-Term Incentive Plan”).

We carefully design each NEO’s compensation package to appropriately reward the NEO for his or her contribution to the Company. This is not a mechanical process, and our Compensation Committee uses its judgment and experience, working in conjunction with our Chief Executive Officer, to determine the appropriate mix of compensation for each NEO. Cash compensation consisting of base salary and discretionary annual cash bonuses tied to company performance, the achievement of individual performance goals and other metrics set by the Compensation Committee are intended to incentivize NEOs to remain employed with us and incentivize them to work towards achieving our goals. Equity and equity-based compensation may be awarded based on performance expectations set by the Compensation Committee for each individual and, over time, on his or her performance against those expectations. We continually asses our mix of short-term cash compensation and longer term equity-based compensation to encourage retention of key employees and align their interests with our stockholders.
Base salary.   Base salary is set at a level so as to recognize the particular experience, skills, knowledge and responsibilities required of the NEOs in their roles. In connection with determining the 2020 annual base salaries of the NEOs, the Compensation Committee and management considered a number of factors including the seniority of the individual, the functional role of the position, the level of the individual’s responsibility, the ability to replace the individual, the base salary of the individual prior to our formation, the assistance of each NEO in the process of the Private Offerings and the number of well-qualified candidates available in our area. In addition, we considered the annual base salaries paid to comparably situated executive officers of similar entities and other competitive market practices. We have not used third-party compensation consultants in connection with determining annual base salaries or for any other purpose, but intend to do so going forward.
The annual base salaries of the NEOs will be reviewed on an annual basis, as well as at the time of promotion or other changes in responsibilities. The leading factors in determining increases in annual base salary level are relative performance, relative cost of living and competitive pressures. As more fully described below, we have entered into the NEO Agreements with our NEOs. The NEO Agreements provide that Messrs. S. Brown and K. Brown’s annual base salaries may not be decreased. Further, if the Compensation Committee lowers either of Messrs. S. Brown or K. Brown’s annual base salaries, such an action would constitute a Good Reason (as defined in the NEO Agreements) entitling each such individual to resign and collect their respective severance payments pursuant to the NEO Agreements. See the section below entitled “Severance” for more information regarding resignations constituting terminations entitling parties to severance payments.
Annual cash bonuses.   Annual cash bonuses are intended to reward individual performance during the calendar year and can therefore be highly variable from year to year. Currently, these bonuses are determined on a discretionary basis by the Compensation Committee and will be determined for each NEO based upon company performance, individual performance and other metrics set by the Compensation Committee, with our management’s input.
Long-Term Incentive Awards
Generally.   We have adopted the Long-Term Incentive Plan to provide equity and equity-based awards as long-term incentive compensation to our executive officers and key employees.
We expect to use equity and equity-based awards to:
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attract and retain key officers and employees;

•
motivate our officers and employees by means of performance-related incentives to achieve long-range performance goals;

•
enable our officers and employees to participate in our long-term growth; and

•
link our officers’ and employees’ compensation to the long-term interests of our stockholders.

Subject to the terms of the Long-Term Incentive Plan, the Compensation Committee will determine the persons to receive equity and equity-based awards. At the time of each award, the Compensation Committee will determine the terms of the award, including any performance period (or periods) and any performance objectives relating to the award, subject to the terms and conditions set forth in the Long-Term Incentive Plan.
Restricted Stock.   Generally BDCs, such as us, may not grant shares of their stock for services without an exemptive order from the SEC. Our Long-Term Incentive Plan allows the Compensation Committee to grant restricted stock, but the Compensation Committee will not grant such awards unless and until we obtain from the SEC an exemptive order permitting such grants. We have applied for an exemptive order from the SEC to permit us to issue shares of restricted stock as part of the compensation packages for certain of our executive officers and key employees. If exemptive relief is obtained and such plan is approved by our stockholders, the Compensation Committee may award shares of restricted stock to plan participants in such amounts and on such terms as the Compensation Committee determines and consistent with any exemptive order the SEC may issue and the terms of the Long-Term Incentive Plan. The SEC is not obligated to grant an exemptive order to allow this practice and will do so only if it determines that such practice is consistent with stockholder interests and does not involve overreaching by management or our Board. We cannot provide any assurance that we will receive such exemptive relief from the SEC. Each restricted stock grant will be for a fixed number of shares as set forth in an award agreement between the grantee and us. Award agreements will set forth time and/or performance vesting schedules and other appropriate terms and/or restrictions with respect to awards, including rights to distributions and voting rights.

Competitive Market Review
We consider competitive market practices with respect to the salaries and total compensation of our NEOs. We review the market practices of similar companies by speaking to other financial professionals and reviewing annual reports on Form 10-K or similar information of other internally managed BDCs. We also intend to engage an independent compensation consultant to review our NEO compensation.
Severance
Upon certain terminations of employment, the NEO Agreements provide that the certain NEOs may receive severance payments and equity and equity-based awards under our Long-Term Incentive Plan may vest and/or become immediately exercisable or salable as described herein.
Long-Term Incentive Plan.   As discussed in more detail in the section below entitled “Compensation Plans,” our Long-Term Incentive Plan will be effective upon receipt of the exemptive relief from the SEC discussed herein and stockholder approval. Upon specified covered transactions involving a change in control (as defined in the Long-Term Incentive Plan), all outstanding awards under the Long-Term Incentive Plan will be subject to accelerated vesting in full and then terminated to the extent not exercised within a designated time period.
Severance.   The following discussion regarding severance payments applies only to certain NEOs with whom we have entered into NEO Agreements. See the section below entitled “NEO Agreements” for more information regarding severance payments.
The rationale behind providing severance packages under certain circumstances described below is to attract and retain talented executives and assure them that they will not be financially disadvantaged if they relocate and/or leave another job to join us, but are not retained following a transaction and to ensure that our business is operated and governed for our stockholders by a management team, and under the direction of a board of directors, who are not financially motivated to frustrate the consummation of such a transaction. For more discussion regarding executive compensation in the event of a termination or change in control, please see the table entitled “2020 Potential Payments Upon Termination of Employment Table.”
Conclusion
Our compensation policies are designed to retain and motivate our NEOs and to ultimately reward them for outstanding performance which grows the value of the Company. We believe the retention and motivation of our NEOs will enable us to grow strategically and position ourselves competitively in our market.
Named Executive Officer Compensation
Certain of our NEOs will receive the annual base salaries and be entitled to bonus compensation as described below. The respective annual base salaries of the NEOs are as follows:
2020 Annual Base Salary(1)
Steven L. Brown	$650,000
Kyle Brown	$550,000
Gerald Harder	$450,000

(1)
Reflects annual base salary for 2020 fiscal year.

In addition to their annual base salaries, Messrs. S. Brown, K. Brown and Harder have been awarded cash bonuses of $450,000, $250,000 and $100,000, respectively, subject to forfeiture if certain deadlines for registration and listing of the shares of our common stock are not met. Specifically, Messrs. S. Brown, K. Brown and Harder have agreed to forfeit (a) $180,000, $100,000 and $40,000, respectively, if the Company has not filed a resale registration statement for the shares of our common stock, including shares of our common stock issued by stock dividend, stock distribution, stock split or otherwise at the time of such filing, by May 15, 2020 and (b) $270,000, $150,000 and $60,000, respectively, if such resale registration statement is not declared effective and the shares of our common stock are not listed and trading on a national securities exchange by December 31, 2020. See “— NEO Agreements.” The NEOs will also be eligible to receive additional discretionary annual cash bonuses as may be declared from time to time by the Compensation Committee, which bonuses will be based on company performance, individualized performance and other metrics.
Under the NEO Agreements, the NEOs will also be entitled to certain payments upon certain terminations of employment, including if a termination occurred in connection with a change in control. The following table sets forth those potential payments with respect to each applicable NEO:
2020 Potential Payments upon Termination of Employment Table
	Benefit	Death(3)	Disability(3)	Termination Without Cause or Good Reason(3)	Within One Year After Change in Control; Termination Without Cause or Good Reason(3)
Steven L. Brown	Severance(1)	$1,300,000	$1,300,000	$1,300,000	$1,300,000
	Bonus(2)	1,950,000	1,950,000	1,950,000	1,950,000
Kyle Brown	Severance(1)	1,100,000	1,100,000	1,100,000	1,100,000
	Bonus(2)	1,650,000	1,650,000	1,650,000	1,650,000
Gerald Harder	Severance(1)	450,000	450,000	450,000	450,000
	Bonus(2)	500,000	500,000	500,000	500,000

(1)
Severance pay includes an employee’s annual base salary (as averaged over three years or employee’s most recent annual base salary if less than three years) and applicable multiple thereof paid in lump sum.

(2)
Bonus compensation includes an employee’s annual bonus (as averaged over last three years or employee’s most recent annual bonus if less than three years) and applicable multiple thereof plus an employee’s pro rata annual bonus for the year of termination paid lump sum.

(3)
Upon these termination events, the employee will also become fully vested in any previously unvested equity or equity-based compensation and receive company paid employer contributions towards COBRA continuation coverage for a period of time, paid in lump sum.

Independent Director Compensation
Independent Director Fees
We pay each independent director a fee of  $100,000 per year for serving as a director. We are also authorized to pay the reasonable out-of-pocket expenses of each independent director incurred by such director in connection with the fulfillment of his or her duties as an independent director.
Non-Employee Director Plan
Our Board has approved the Trinity Capital Inc. 2019 Non-Employee Director Restricted Stock Plan (the “Non-Employee Director Plan”) to be effective upon receipt of exemptive relief from the SEC as discussed below and stockholder approval. The Non-Employee Director Plan provides a means through which we may attract and retain qualified independent directors to enter into and remain in service on our Board. Under the Non-Employee Director Plan, at the beginning of each one-year term of service on our Board, each independent director may, at the discretion of the Compensation Committee, receive a grant of shares of restricted stock in an amount determined by the Compensation Committee. These restricted shares are subject to forfeiture provisions that will lapse as to an entire award at the end of the one-year term.
We have applied for an exemptive order from the SEC to permit us to issue shares of restricted stock under the Non-Employee Director Plan to our independent directors. If exemptive relief is obtained and such plan is approved by our stockholders, the Compensation Committee may award shares of restricted stock under the Non-Employee Director Plan in such amounts and on such terms as the Compensation Committee determines and consistent with any exemptive order the SEC may issue and the terms of the Non-Employee Director Plan. The SEC is not obligated to grant an exemptive order to allow this practice and will do so only if it determines that such practice is consistent with stockholder interests and does not involve overreaching by management or our Board. We cannot provide any assurance that we will receive such exemptive relief from the SEC.
NEO Agreements
As described above, we have entered into the NEO Agreements with our NEOs. The NEO Agreements provide for employment “at will” and specify an initial base salary equal to the “2020 Annual Base Salary.”
In addition to their annual base salaries, the NEOs will be eligible to receive discretionary annual cash bonuses as may be declared from time to time by the Compensation Committee, which bonuses will be based on individualized performance and other metrics. The Compensation Committee will establish such performance objectives, as well as determine the actual bonus awarded to each NEO, annually.
Certain NEO Agreements also provide for certain severance and other benefits upon certain terminations of employment for a period of five years following the commencement of the NEO’s employment. The severance and other benefits in these circumstances are reflected in the discussion above and the “2020 Potential Payments upon Termination of Employment Table.”
The NEO Agreements provide for, to the extent permitted by applicable law, a non-competition period and other restrictive covenants after termination of employment. In addition, the NEO Agreements provide for, to the extent permitted by applicable law, a non-solicitation period after any termination of employment and for perpetual protection of confidential company information.
In addition to their annual base salaries, Messrs. S. Brown, K. Brown and Harder have been awarded cash bonuses of  $450,000, $250,000 and $100,000, respectively, subject to forfeiture if certain deadlines for registration and listing of the shares of our common stock are not met. Specifically, Messrs. S. Brown, K. Brown and Harder have agreed to forfeit (a) $180,000, $100,000 and $40,000, respectively, if the Company has not filed a resale registration statement for the shares of our common stock, including shares of our common stock issued by stock dividend, stock distribution, stock split or otherwise at the time of such filing, by May 15, 2020 and (b) $270,000, $150,000 and $60,000, respectively, if such resale registration statement is not declared effective and the shares of our common stock are not listed and trading on a national securities exchange by December 31, 2020. See “Business — General — Our History — Private Common Stock Offering.”
Compensation Plans
Long-Term Incentive Plan
Our Board has approved our Long-Term Incentive Plan, to be effective upon receipt of the exemptive relief from the SEC discussed below and stockholder approval, for the purpose of attracting and retaining the services of executive officers and other key employees. Under our Long-Term Incentive Plan, the Compensation Committee may award restricted stock, restricted and performance stock unit awards, incentive stock options, non-statutory stock options, performance awards, dividend equivalent rights and other stock based awards to our executive officers and other key employees.
The Compensation Committee will administer the Long-Term Incentive Plan and has the authority, subject to the provisions of the Long-Term Incentive Plan, to determine who will receive awards under the Long-Term Incentive Plan and the terms of such awards. Our Compensation Committee will be required to adjust the number of shares available for awards, the number of shares subject to outstanding awards and the exercise price for awards following the occurrence of certain specified events such as stock splits, distributions and recapitalizations.
Upon specified covered transactions involving a change in control (as defined in the Long-Term Incentive Plan), all outstanding awards under the Long-Term Incentive Plan will be subject to accelerated vesting in full and then terminated to the extent not exercised prior to the covered transaction.

Awards under the Long-Term Incentive Plan will be granted to our executive officers and other key employees as determined by the Compensation Committee at the time of each issuance.
Under the 1940 Act, BDCs cannot issue stock for services to their executive officers and employees other than options, warrants and rights to acquire capital stock. As a result, we have applied for exemptive relief from the SEC to permit us to grant restricted stock in exchange for or in recognition of services by our executive officers and other key employees. We cannot provide any assurance that we will receive the exemptive relief from the SEC in either case.
401(k) Plan
We maintain a 401(k) plan in which all full-time employees who are at least 21 years of age and have three months of service are eligible to participate. Eligible employees have the opportunity to contribute their compensation on a pretax salary basis into the 401(k) plan up to the IRS limits annually for the 2020 plan year, and to direct the investment of these contributions. Plan participants who are age of 50 or older during the 2020 plan year are eligible to defer additional “catch up contributions” in amounts up to IRS limits during 2020.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS
We have established a written policy to govern the review, approval and monitoring of transactions involving the Company and certain persons related to it. As a BDC, the 1940 Act restricts us from participating in transactions with any persons affiliated with the Company, including our officers, directors, and employees and any person controlling or under common control with us.
In order to ensure that we do not engage in any prohibited transactions with any persons affiliated with the Company, our officers screen each of our transactions for any possible affiliations, close or remote, between the proposed portfolio investment, the Company, companies controlled by us and our employees and directors.
We will not enter into any agreements unless and until our Board is satisfied that no affiliations prohibited by the 1940 Act exist or, if such affiliations exist, we have taken appropriate actions to seek the review and obtain the approval of the Board and, if required, exemptive relief from the SEC for such transactions.
Pursuant to the Formation Transactions, the Legacy Funds were merged with and into the Company and we issued 9,183,185 shares of our common stock at $15.00 per share for an aggregate amount of approximately $137.7 million and paid approximately $108.7 million in cash to the Legacy Investors, which include the general partners/managers of the Legacy Funds. In addition, as part of the Formation Transactions, we acquired 100% of the equity interests of Trinity Capital Holdings for an aggregate purchase price of  $10.0 million, which was comprised of 533,332 shares of our common stock at $15.00 per share for an aggregate amount of approximately $8.0 million and approximately $2.0 million in cash. The valuation of Trinity Capital Holdings as of September 30, 2019 was based upon a valuation of Trinity Capital Holdings prepared by an independent third-party valuation expert. Members of our management, including Steven L. Brown, Kyle Brown, Gerald Harder and Ron Kundich, owned 100% of the equity interests in Trinity Capital Holdings and controlling interests in the general partners/managers of the Legacy Funds.
Because members of our management controlled the general partners/managers of the Legacy Funds through their ownership interests in the general partners/managers of the Legacy Funds, including Trinity Capital Holdings, the amount of consideration received by the Legacy Investors, including the owners of the general partners/managers of the Legacy Funds, was not determined through arms-length negotiations. In addition, certain members of our management and their affiliates have invested approximately $2.0 million, in the aggregate, through limited partnership interests and promissory notes of the Legacy Funds. As a result of the Private Common Stock Offering, the Formation Transactions and related transactions, members of our management and our Board hold approximately 5.2% of the total outstanding shares of our common stock and our non-management employees own approximately 1.9% of the total outstanding shares of our common stock for a combined total of approximately 7.1% of the total outstanding shares of our common stock.
As a result of the Formation Transactions, Messrs. S. Brown, K. Brown, Harder and Kundich collectively received (i) 533,332 shares of the Company’s common stock valued at approximately $8.0 million and approximately $2.0 million in cash in exchange for their equity interests in Trinity Capital Holdings, and (ii) 377,441 shares of the Company’s common stock valued at approximately $5.7 million for their limited partner and general partner interests in the Legacy Funds.
We have entered into agreements with certain of our executive officers and certain of our other employees regarding their compensation, benefits and severance. See “Executive Compensation.”
In connection with the Formation Transactions, Trinity Capital Holdings became a wholly-owned subsidiary of the Company. Trinity Capital Holdings has entered into a settlement agreement with a former member of the general partner to Fund II, Fund III, and Fund IV that provides for severance and employment related payments by Trinity Capital Holdings immediately following the consummation of the Formation Transactions. Such severance and employment related payments equal approximately $3.5 million in the aggregate, of which $2.1 million was paid immediately after consummation of the Private Offerings and the remainder of which will be paid within the twelve month period following the consummation of the Formation Transactions.

We have entered into indemnification agreements with our directors and executive officers. The indemnification agreements are intended to provide our directors and executive officers with the maximum indemnification permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that we will indemnify the director or executive officer who is a party to the agreement, including the advancement of legal expenses, if, by reason of his or her corporate status, such director or executive officer is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in our right, to the maximum extent permitted by Maryland law and the 1940 Act.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS
The following table sets forth, as of [•], 2020, information with respect to the beneficial ownership of shares of our common stock by:
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each person known to us to beneficially own more than 5.0% of the outstanding shares of our common stock;

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each of our directors and executive officers; and

•
all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules and regulations generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. The percentage of beneficial ownership in the following table is based on 18,137,248 shares of common stock outstanding as of [•], 2020.
Unless otherwise indicated, to our knowledge, each stockholder listed below has sole voting and/or investment power with respect to the shares beneficially owned by the stockholder, except to the extent authority is shared by their spouses under applicable law. Unless otherwise indicated, the address of all executive officers and directors is c/o Trinity Capital Inc. 3075 West Ray Road, Suite 525, Chandler, AZ 85226.
Our directors are divided into two groups — interested directors and independent directors. Interested directors are “interested persons” as defined in Section 2(a)(19) of the 1940 Act, and independent directors are all other directors.
Name and Address of Beneficial Owner	Type of Ownership	Number of Shares Owned Beneficially(1)(2)	Percentage of Class
Interested Directors
Steven L. Brown(3)	Direct and Indirect	529,684	2.9%
Kyle Brown(4)	Direct and Indirect	242,949	1.3%
Independent Directors
Edmund G. Zito(5)	Direct and Indirect	34,167	*
Richard Ward(6)	Indirect	19,116	*
Ronald E. Estes	—	—	—
Other Executive Officers
Gerald Harder	Direct	51,440	*
Susan Echard(7)	Indirect	16,666	*
Ron Kundich	Direct	41,425	*
David Lund	—	—	—
Scott Harvey	—	—	—
Sarah Stanton	—	—	—
Executive officers and directors as a group (11 persons)		935,447	5.2%

*
Less than 1.0%

(1)
Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(2)
Amount excludes any shares that might be purchased in the directed share program. See “Underwriting — Directed Share Program.”

(3)
Includes 505,400 shares held directly by Mr. S. Brown, 12,594 shares held through Brown TCI, LLC, and 11,690 shares held through the Steven and Patricia Brown Family Trust, dated March 19, 1998. Mr. S. Brown disclaims beneficial ownership of the 12,594 shares held through Brown TCI, LLC.

(4)
Includes 231,685 shares held directly by Mr. K. Brown and 9,997 share held through KBIZ Corp., which he solely owns and controls.

(5)
Includes 14,554 shares held directly by Mr. Zito and 19,694 Shares held by Mr. Zito through Vantage FBO Edmund G. Zito IRA.

(6)
Shares are held through the Richard R. and Lynda J. Ward Family Trust.

(7)
Shares of are held through the Susan L. Echard IRA.

The following table sets forth, as of [•], 2020, the dollar range of our equity securities beneficially owned by each of our directors and executive officers.
Name	Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)(4)
Interested Directors
Steven L. Brown	Over $100,000
Kyle Brown	Over $100,000
Independent Directors
Edmund G. Zito	Over $100,000
Richard Ward	Over $100,000
Ronald E. Estes	—
Other Executive Officers
Gerald Harder	Over $100,000
Susan Echard	Over $100,000
Ron Kundich	Over $100,000
David Lund	—
Scott Harvey	—
Sarah Stanton	—

(1)
Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

(2)
The dollar range of equities securities beneficially owned is calculated by multiplying the net asset value per share of the Company as of [•], 2020, times the number of shares beneficially owned.

(3)
The dollar range of equity securities beneficially owned are: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000 or over $100,000.

(4)
Amount excludes any shares that might be purchased in the directed share program. See “Underwriting –  Directed Share Program.”

DETERMINATION OF NET ASSET VALUE
Quarterly Determinations
We determine the net asset value per share of our common stock quarterly. The net asset value per share is equal to the value of our total assets minus liabilities and any preferred stock outstanding divided by the total number of shares of common stock outstanding at the date as of which the determination is made. As of the date of this prospectus, we do not have any preferred stock outstanding.
Our investment assets are carried at fair value in accordance with the 1940 Act and FASB ASC 820, Fair Value Measurements (“ASC Topic 820”). Value, as defined in Section 2(a)(41) of the 1940 Act, is (i) the market price for those securities for which a market quotation is readily available and (ii) for all other securities and assets, fair value is as determined in good faith by our Board. Our investments are primarily made to growth stage companies. Given the nature of lending to these types of companies, our investments are generally considered Level 3 assets under ASC Topic 820 because there is no known or accessible market or market indexes for these investments to be traded or exchanged. As such, we value substantially all of our investments at fair value as determined in good faith pursuant to a consistent valuation policy and our Board in accordance with the provisions of ASC Topic 820 and the 1940 Act. Due to the inherent uncertainty in determining the fair value of investments that do not have a readily available market value, the fair value of our investments determined in good faith by our Board may differ significantly from the value that would have been used had a readily available market existed for such investments, and the differences could be material.
The valuation process is conducted at the end of each fiscal quarter, with a portion of our valuations of portfolio companies without market quotations subject to review by one or more independent valuation firms each quarter. When an external event with respect to one of our portfolio companies, such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation.
We have adopted ASC Topic 820. ASC Topic 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. ASC Topic 820 also provides guidance regarding a fair value hierarchy, which prioritizes information used to measure fair value and the effect of fair value measurements on earnings and provides for enhanced disclosures determined by the level within the hierarchy of information used in the valuation. In accordance with ASC Topic 820, these inputs are summarized in the three levels listed below:
•
Level 1 — Valuations are based on quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

•
Level 2 — Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly and model-based valuation techniques for which all significant inputs are observable.

•
Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models incorporating significant unobservable inputs, such as discounted cash flow models and other similar valuations techniques. The valuation of Level 3 assets and liabilities generally requires significant management judgment due to the inability to observe inputs to valuation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of observable input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.
Under ASC Topic 820, the fair value measurement also assumes that the transaction to sell an asset occurs in the principal market for the asset or, in the absence of a principal market, the most advantageous market for the asset, which may be a hypothetical market, and excludes transaction costs. The principal market for any asset is the market with the greatest volume and level of activity for such asset in which the reporting entity would or could sell or transfer the asset. In determining the principal market for an asset or liability under ASC Topic 820, it is assumed that the reporting entity has access to such market as of the measurement date. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable and willing and able to transact.
With respect to investments for which market quotations are not readily available, our Board undertakes a multi-step valuation process each quarter, as described below:
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Our quarterly valuation process begins with each portfolio company or investment being initially valued by our investment professionals that are responsible for monitoring the portfolio investment;

•
Preliminary valuation conclusions are then documented and reviewed by and discussed with our senior investment team, and the investment professionals consider and assess, as appropriate, any changes that may be required to the preliminary valuations to address any comments provided by our senior investment team;

•
At least once annually, the valuation for each portfolio investment is reviewed by one or more independent valuation firms. Certain investments, however, will not be evaluated by an independent valuation firm unless the net asset value and other aspects of such investments in the aggregate exceed certain thresholds;

•
The Audit Committee then reviews these preliminary valuations and any available data provided by an independent valuation firm and makes fair value recommendations to the Board; and

•
Our Board then discusses the valuations and determines the fair value of each investment in our portfolio in good faith, based on the input of our investment professionals, senior investment team, the respective independent valuation firms and our Audit Committee.

Determinations in Connection with our Offerings
In connection with each offering of shares of our common stock, our Board or an authorized committee thereof is required by the 1940 Act to make the determination that we are not selling shares of our common stock at a price below our then current net asset value per share at the time at which the sale is made. Our Board or an authorized committee thereof considers the following factors, among others, in making such determination:
•
the net asset value per share of our common stock disclosed in the most recent periodic report we filed with the SEC;

•
our management’s assessment of whether any material change in the net asset value per share of our common stock has occurred (including through the realization of net gains on the sale of our portfolio investments) during the period beginning on the date of the most recent public filing with the SEC that discloses the net asset value per share of our common stock and ending two days prior to the date of the sale of our common stock; and

•
the magnitude of the difference between the offering price of the shares of our common stock in the proposed offering and management’s assessment of any material change in the net asset value per share of our common stock during the period discussed above.

Moreover, to the extent that there is a possibility that we may (i) issue shares of our common stock at a price per share below the then-current net asset value per share of our common stock at the time at which the sale is made or (ii) trigger the undertaking (which we provide in certain registration statements we file with the SEC) to suspend the offering of shares of our common stock if the net asset value per share fluctuates by certain amounts in certain circumstances until the prospectus is amended or supplemented, our Board or an authorized committee thereof will elect, in the case of clause (i) above, either to postpone the offering until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine the net asset value per share within two days prior to any such sale to ensure that such sale will not be below our then current net asset value per share, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine the net asset value per share to ensure that such undertaking has not been triggered.
These processes and procedures are part of our compliance policies and procedures. Records are made contemporaneously with all determinations described in this section and these records are maintained with other records we are required to maintain under the 1940 Act.

DISTRIBUTION REINVESTMENT PLAN
We adopted a distribution reinvestment plan that provides for the reinvestment of our stockholder distributions, unless a stockholder elects to receive cash as provided below. As a result, if our Board declares a cash distribution, then our stockholders who have not “opted out” of such distribution reinvestment plan will have their cash distribution automatically reinvested in additional shares of our common stock, rather than receiving the cash distribution.
No action is required on the part of a registered stockholder to have its cash distribution reinvested in shares of our common stock. American Stock Transfer & Trust Company, LLC, the plan administrator (the “Plan Administrator”) and our transfer and dividend paying agent and registrar will set up an account for shares acquired through the plan for each stockholder and hold such shares in non-certificated form.
A registered stockholder may elect to receive an entire distribution in cash by notifying the Plan Administrator in writing so that such notice is received by the Plan Administrator no later than 10 days prior to the record date for the applicable distributions to stockholders. Such election will remain in effect until the stockholder notifies the Plan Administrator in writing of such stockholder’s desire to change its election, which notice must be delivered to the Plan Administrator no later than 10 days prior to the record date for the first distribution for which such stockholder wishes its new election to take effect. Upon request by a stockholder participating in the plan to opt out of the plan, received in writing not less than 10 days prior to the record date for the applicable distributions to stockholders, the Plan Administrator will, instead of crediting shares to the participant’s account, issue a check for the cash distribution.
Those stockholders whose shares are held by a broker or other financial intermediary may receive distributions in cash by notifying their broker or nominee of their election. There are no brokerage charges or other charges to stockholders who participate in the plan. The Plan Administrator’s fees are paid by us. If a participant elects by written notice to the Plan Administrator prior to termination of his or her account to have the Plan Administrator sell part or all of the shares held by the Plan Administrator in the participant’s account and remit the proceeds to the participant, the Plan Administrator is authorized to deduct a $15.00 transaction fee plus a $0.12 per share brokerage commission from the proceeds.
Stockholders who receive distributions in the form of stock are generally subject to the same U.S. federal, state and local tax consequences as are stockholders who elect to receive their distributions in cash. However, since a participating stockholder’s cash distributions are reinvested, such stockholder does not receive cash with which to pay any applicable taxes on reinvested distributions. A stockholder’s basis in the stock received in a distribution from us is generally equal to the amount of the reinvested distribution. Any stock received in a distribution has a new holding period, for U.S. federal income tax purposes, commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.
Participants may terminate their accounts under the plan by notifying the Plan Administrator by filling out the transaction request form located at the bottom of the participant’s statement and sending it to the Plan Administrator at the address below.
Those stockholders whose shares are held by a broker or other nominee who wish to terminate his or her account under the plan may do so by notifying his or her broker or nominee.
The plan may be terminated by us upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any stockholder distribution by us. All correspondence concerning the plan should be directed to the Plan Administrator by mail at Plan Administrator c/o American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219, telephone number: (718) 921-8200.
If you withdraw or the plan is terminated, you will receive the number of whole shares in your account under the plan and a cash payment for any fraction of a share in your account.
If you hold your common stock with a brokerage firm that does not participate in the plan, you will not be able to participate in the plan and any distribution reinvestment may be effected on different terms than those described above. Consult your financial advisor for more information.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and to an investment in the shares of our common stock. This discussion does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, this discussion does not describe tax consequences that we have assumed to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including persons who hold our common stock as part of a straddle or a hedging, integrated or constructive sale transaction, persons subject to the alternative minimum tax, tax-exempt organizations, insurance companies, brokers or dealers in securities, pension plans and trusts, persons whose functional currency is not the U.S. dollar, U.S. expatriates, regulated investment companies, real estate investment trusts, personal holding companies, persons who acquire shares of our common stock in connection with the performance of services, and financial institutions. Such persons should consult with their own tax advisers as to the U.S. federal income tax consequences of an investment in our common stock, which may differ substantially from those described herein. This discussion assumes that stockholders hold our common stock as capital assets (within the meaning of the Code).
The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this Registration Statement and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service regarding any matter discussed herein. Prospective investors should be aware that, although we intend to adopt positions it believes are in accord with current interpretations of the U.S. federal income tax laws, the Internal Revenue Service (“IRS”) may not agree with the tax positions taken by us and that, if challenged by the IRS, our tax positions might not be sustained by the courts. This summary does not discuss any aspects of U.S. estate, alternative minimum, or gift tax or foreign, state or local tax. It also does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.
For purposes of this discussion, a “U.S. Stockholder” generally is a beneficial owner of the Company’s common stock that is for U.S. federal income tax purposes:
•
a citizen or individual resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
a trust that is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•
an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. Stockholder” is a beneficial owner of the Company’s common stock that is not a U.S. Stockholder or a partnership for U.S. tax purposes.
If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Any partner of a partnership holding shares of our common stock should consult its tax advisers with respect to the purchase, ownership and disposition of such shares of our common stock.
Tax matters are very complicated and the tax consequences to an investor of an investment in shares of our common stock will depend on the facts of his, her or its particular situation.
Taxation as a Regulated Investment Company
As soon as practicable after our election to be a BDC, we intend to elect to be treated and to qualify each year thereafter as a RIC. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we distribute to stockholders as distributions. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain RIC tax benefits, we must distribute to stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally its ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses (the “Annual Distribution Requirement”).
If we:
•
qualify as a RIC; and

•
satisfy the Annual Distribution Requirement,

then we will not be subject to U.S. federal income tax on the portion of income we timely distribute (or are deemed to distribute) to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to stockholders.
We will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (i) 98% of net ordinary income for each calendar year, (ii) 98.2% of the amount by which capital gains exceeds capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 in that calendar year and (iii) any income and net capital gain that we recognized in previous years, but were not distributed in such years, and on which we paid no U.S. federal income tax (the “Excise Tax Avoidance Requirement”). While we intend to distribute any income and capital gains in order to avoid imposition of this 4% U.S. federal excise tax, we may not be successful in avoiding entirely the imposition of this tax. In that case, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.
In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:
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continue to qualify as a BDC under the 1940 Act at all times during each taxable year;

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derive in each taxable year at least 90% of gross income from dividends, interest, payments with respect to loans of certain securities, gains from the sale of stock or other securities or foreign currencies, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to the business of investing in such stock or securities (the “90% Income Test”); and

•
diversify our holdings so that at the end of each quarter of the taxable year:

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at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and

•
no more than 25% of the value of our assets is invested in the (i) securities, other than U.S. government securities or securities of other RICs, of one issuer, (ii) securities of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) securities of one or more “qualified publicly traded partnerships” (the “Diversification Tests”).

We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with payment-in-kind, or PIK, interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as PIK interest and deferred loan origination fees that are paid after origination of the loan. Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received the corresponding cash amount.
Although we do not presently expect to do so, we are authorized to borrow funds, to sell assets and to make taxable distributions of our stock and debt securities in order to satisfy distribution requirements. Our ability to dispose of assets to meet distribution requirements may be limited by (i) the illiquid nature of our portfolio and/or (ii) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous. If we are unable to obtain cash from other sources to satisfy the Annual Distribution Requirement, we may fail to qualify for tax treatment as a RIC and become subject to tax as an ordinary corporation.
Under the 1940 Act, we are not permitted to make distributions to our stockholders while debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. In addition, we may be prohibited under the terms of our credit facilities from making distributions unless certain conditions are satisfied. If we are prohibited from making distributions, we may fail to qualify for tax treatment as a RIC and become subject to tax as an ordinary corporation.
Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things: (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions; (ii) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income; (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited); (iv) cause us to recognize income or gain without a corresponding receipt of cash; (v) adversely affect the time as to when a purchase or sale of securities is deemed to occur; (vi) adversely alter the characterization of certain complex financial transactions; and (vii) produce income that will not be qualifying income for purposes of the 90% Income Test described above. We will monitor our transactions and may make certain tax decisions in order to mitigate the potential adverse effect of these provisions.
A RIC is limited in its ability to deduct expenses in excess of its “investment company taxable income” (which is, generally, ordinary income plus the excess of net short-term capital gains over net long-term capital losses). If our expenses in a given year exceed investment company taxable income, we would experience a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent years. In addition, expenses can be used only to offset investment company taxable income, not net capital gain. Due to these limits on the deductibility of expenses, we may, for tax purposes, have aggregate taxable income for several years that we are required to distribute and that is taxable to stockholders even if such income is greater than the aggregate net income we actually earned during those years. Such required distributions may be made from cash assets or by liquidation of investments, if necessary. We may realize gains or losses from such liquidations. In the event we realize net capital gains from such transactions, a stockholder may receive a larger capital gain distribution than it would have received in the absence of such transactions.
Foreign Investments
Investment income received from sources within foreign countries, or capital gains earned by investing in securities of foreign issuers, may be subject to foreign income taxes withheld at the source. In this regard, withholding tax rates in countries with which the United States does not have a tax treaty can be as high as 35% or more. The United States has entered into tax treaties with many foreign countries that may entitle us to a reduced rate of tax or exemption from tax on this related income and gains. The effective rate of foreign tax cannot be determined at this time since the amount of our assets to be invested within various countries is not now known. We do not anticipate being eligible for the special election that allows a RIC to treat foreign income taxes paid by such RIC as paid by its stockholders.
If we purchase shares in a “passive foreign investment company,” or PFIC, we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by us to our stockholders. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from such distributions or gains. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the Code, or QEF, in lieu of the foregoing requirements, we will be required to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to us. Alternatively, we can elect to mark-to-market at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Under either election, we may be required to recognize in a year income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% U.S. federal excise tax.
Although the Code generally provides that the income inclusions from a QEF will be “good income” for purposes of the 90% Income Test to the extent that the QEF distribute such income to us in the same taxable year to which the income is included in our income, the Code does not specifically provide whether these income inclusions would be “good income” for this 90% Income Test if we do not receive distributions from the QEF during such taxable year. The IRS has issued a series of private rulings in which it has concluded that all income inclusions from a QEF included in a RIC’s gross income would constitute “good income” for purposes of the 90% Income Test. Consistent with these rulings, the IRS and U.S. Treasury Department have issued regulations that provide that the income inclusion from a QEF will constitute “good income” for purposes of the 90% Income Test provided that such income was derived in connection with our business of investing securities even if we do not receive timely distributions from the QEF.
Foreign exchange gains and losses realized by us in connection with certain transactions involving non-dollar debt securities, certain foreign currency futures contracts, foreign currency option contracts, foreign currency forward contracts, foreign currencies, or payables or receivables denominated in a foreign currency are subject to Code provisions that generally treat such gains and losses as ordinary income and losses and may affect the amount, timing and character of distributions to our stockholders. Any such transactions that are not directly related to our investment in securities (possibly including speculative currency positions or currency derivatives not used for hedging purposes) could, under future Treasury regulations, produce income not among the types of “good income” from which a RIC must derive at least 90% Income Test.
Failure to Qualify as a RIC
While we intend to elect to be treated as a RIC for our fiscal year ending December 31, 2020, we anticipate that we may have difficulty satisfying the Diversification Tests as we ramp up our portfolio. To the extent that we have net taxable income prior to qualification as RIC, we will be subject to U.S. federal income tax on such income. We would not be able to deduct distributions to stockholders, nor would distributions be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to stockholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate stockholders would be eligible to claim a dividend received deduction with respect to such dividend; non-corporate stockholders would generally be able to treat such distributions as “qualified dividend income,” which is subject to reduced rates of U.S. federal income tax. Distributions in excess of current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. In order to qualify as a RIC, in addition to the other requirements discussed above, we would be required to distribute all previously undistributed earnings and profits attributable to any period prior to becoming a RIC by the end of the first year that we intend to qualify as a RIC. To the extent that we have any net built-in gains in our assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had been liquidated) as of the beginning of the first year that we qualify as a RIC, we would be subject to a corporate-level U.S. federal income tax on such built-in gains if and when recognized over the next five years. Alternatively, we may choose to recognize such built-in gains immediately prior to qualification as a RIC.
If we have previously qualified as RIC, but are subsequently unable to qualify for treatment as a RIC, and certain amelioration provisions are not applicable, we would be subject to tax on all of our taxable income (including net capital gains) at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would distributions be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to stockholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate stockholders would be eligible to claim a dividend received deduction with respect to such dividend and non-corporate stockholders would generally be able to treat such distributions as “qualified dividend income,” which is subject to reduced rates of U.S. federal income tax. Distributions in excess of current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. In order to requalify as a RIC, in addition to the other requirements discussed above, we would be required to distribute all previously undistributed earnings attributable to the period we failed to qualify as a RIC by the end of the first year that we intend to requalify as a RIC. If we fail to requalify as a RIC for a period greater than two taxable years, we may be subject to regular corporate tax on any net built-in gains with respect to certain assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had been liquidated) that we elect to recognize on requalification or when recognized over the next five years.
The remainder of this discussion assumes that we qualify as a RIC for each taxable year.
Taxation of U.S. Stockholders
Distributions by us generally are taxable to U.S. Stockholders as ordinary income or capital gains. Distributions of “investment company taxable income” (which is, generally, net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. Stockholders to the extent of current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares of our common stock. To the extent such distributions paid by us to stockholders taxed at individual rates are attributable to distributions from U.S. corporations and certain qualified foreign corporations, such distributions (“Qualifying Dividends”) may be eligible for a current maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by us will generally not be attributable to distributions and, therefore, generally will not qualify for the 20% maximum rate applicable to Qualifying Dividends. Distributions of net capital gains (which are generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. Stockholder as long-term capital gains that are currently taxable at a maximum rate of 20% in the case of stockholders taxed at individual rates, regardless of the U.S. Stockholder’s holding period for his, her or its shares of our common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of earnings and profits first will reduce a U.S. Stockholder’s adjusted tax basis in such stockholder’s shares of our common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. Stockholder.
We may retain some or all of our realized net long-term capital gains in excess of realized net short-term capital losses, but designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. Stockholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. Stockholder, and the U.S. Stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. If the amount of tax that a U.S. Stockholder is treated as having paid exceeds the tax such stockholder owes on the capital gain distribution, such excess generally may be refunded or claimed as a credit against the U.S. Stockholder’s other U.S. federal income tax obligations. The amount of the deemed distribution net of such tax will be added to the U.S. Stockholder’s cost basis for his, her or its shares of our common stock. In order to utilize the deemed distribution approach, we must provide written notice to stockholders prior to the expiration of 60 days after the close of the relevant taxable year.
In accordance with certain applicable Treasury regulations and a revenue procedure issued by the IRS, a RIC may treat a distribution of its own stock as fulfilling its RIC distribution requirements if each stockholder may elect to receive his or her entire distribution in either cash or stock of the RIC, subject to a limitation that the aggregate amount of cash to be distributed to all stockholders must be at least 20% of the aggregate declared distribution. If too many stockholders elect to receive cash, the cash available for distribution must be allocated among the shareholders electing to receive cash (with the balance of the distribution paid in stock). In no event will any stockholder, electing to receive cash, receive the lesser of (a) the portion of the distribution such shareholder has elected to receive in cash or (b) an amount equal to his or her entire distribution times the percentage limitation on cash available for distribution. If these and certain other requirements are met, for U.S. federal income tax purposes, the amount of the dividend paid in stock will be equal to the amount of cash that could have been received instead of stock. Taxable stockholders receiving such distributions will be required to include the full amount of the dividend as ordinary income (or as long-term capital gain or qualified dividend income to the extent such distribution is properly reported as such) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes.
As a result of receiving distributions in the form of our common stock, a U.S. stockholder may be required to pay tax with respect to such distributions in excess of any cash received. If a U.S. stockholder sells the stock such stockholder receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on distributions, it may put downward pressure on the trading price of shares of our common stock.
Although we have no currently have no intention of paying dividends in shares of our stock, we could in the future choose to pay a portion of our dividends in shares of our common stock in accordance with these Treasury regulations and the revenue procedure in order to satisfy the Annual Distribution Requirement or the Excise Tax Avoidance Requirement or to eliminate our liability for corporate-level U.S. federal income tax.
For purposes of determining (i) whether the Annual Distribution Requirement is satisfied for any year and (ii) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. Stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to our stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. Stockholders on December 31 of the year in which the dividend was declared.
Under our reinvestment of distributions policy, if a U.S. Stockholder owns shares of our common stock registered in its own name, the U.S. Stockholder will have all cash distributions automatically reinvested in additional shares of our common stock if the U.S. Stockholder does not “opt out” of the reinvestment of distributions by delivering a written notice to us prior to the record date of the next dividend or distribution. Any distributions reinvested will nevertheless remain taxable to the U.S. Stockholder. The U.S. Stockholder will have an adjusted basis in the additional shares of our common stock purchased through the reinvestment equal to the amount of the reinvested distribution. The additional shares of our common stock will have a new holding period commencing on the day following the day on which the shares of our common stock are credited to the U.S. Stockholder’s account.
If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares of our common stock will include the value of the distribution. However, the stockholder will be taxed on the distribution as described above, despite the fact that, economically, it may represent a return of his, her or its investment.
A U.S. Stockholder generally will recognize taxable gain or loss if the U.S. Stockholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such U.S. Stockholder’s adjusted tax basis in shares of our common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. Stockholder has held his, her or its shares of our common stock for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares of our common stock. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.
In general, U.S. Stockholders taxed at individual rates currently are subject to a maximum U.S. federal income tax rate of 20% on their recognized net capital gain (i.e., the excess of recognized net long-term capital gains over recognized net short-term capital losses, subject to certain adjustments), including any long-term capital gain derived from an investment in shares of our common stock. Such rate is lower than the maximum rate on ordinary income currently payable by such U.S. Stockholders. In addition, individuals with modified adjusted gross incomes in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes gross income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses), reduced by certain deductions allocable to such income. Corporate U.S. Stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate U.S. Stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year. Any net capital losses of a non-corporate U.S. Stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. Stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.
Under applicable Treasury regulations, if a U.S. Stockholder recognizes a loss with respect to shares of our common stock of $2 million or more for a non-corporate U.S. Stockholder or $10 million or more for a corporate U.S. Stockholder in any single taxable year (or a $20 million loss over a combination of years), the U.S. Stockholder must file with the IRS a disclosure statement on Form 8886. Direct U.S. Stockholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, U.S. Stockholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to U.S. Stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. U.S. Stockholders should consult their own tax advisers to determine the applicability of these regulations in light of their individual circumstances.
We (or the applicable withholding agent) will send to each of its U.S. Stockholders, as promptly as possible after the end of each calendar year, a notice reporting the amounts includible in such U.S. Stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of distributions, if any, eligible for the 20% maximum rate). Distributions paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Stockholder’s particular situation.
We may be required to withhold U.S. federal income tax (“backup withholding”) from all distributions to certain U.S. Stockholders (i) who fail to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (ii) with respect to whom the IRS notifies us that such stockholder furnished an incorrect taxpayer identification number or failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. Stockholder’s federal income tax liability, provided that proper information is provided to the IRS.
A “publicly offered regulated investment company” is a RIC whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. Following this offering, we expect that our shares will be regularly traded on an established securities market and that we will therefore qualify as a publicly offered RIC following this offering. No assurance can be provided that we will qualify as a publicly offered RIC for any taxable year. For any period that we are not a publicly offered RIC, for purposes of computing the taxable income of a non-corporate U.S. Stockholder, (i) our earnings will be computed without taking into account such non-corporate U.S. Stockholder’s allocable portion of our affected expenses, (ii) such non-corporate U.S. Stockholder’s allocable portion of our affected expenses will be treated as an additional distribution to the stockholder, (iii) such non-corporate U.S. Stockholder will be treated as having paid or incurred the allocable portion of our affected expenses for the calendar year, and (iv) such allocable portion of our affected expenses will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate U.S. Stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly offered

RIC. In particular, these expenses, which are treated as “miscellaneous itemized deductions”, are currently not deductible by individuals (and beginning in 2026, will be deductible only to the extent they exceed 2% of such a stockholder’s adjusted gross income), and are not deductible for alternative minimum tax purposes.
Taxation of Tax-Exempt Stockholders
A U.S. Stockholder that is a tax-exempt organization for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation may nevertheless be subject to taxation to the extent that it is considered to derive unrelated business taxable income (“UBTI”). The direct conduct by a tax-exempt U.S. Stockholder of the activities we propose to conduct could give rise to UBTI. However, a BDC is a corporation for U.S. federal income tax purposes and its business activities generally will not be attributed to its stockholders for purposes of determining their treatment under current law. Therefore, a tax-exempt U.S. Stockholder generally should not be subject to U.S. taxation solely as a result of the stockholder’s ownership of our common stock and receipt of distributions with respect to such common stock. Moreover, under current law, if we incur indebtedness, such indebtedness will not be attributed to a tax-exempt U.S. Stockholder. Therefore, a tax-exempt U.S. Stockholder should not be treated as earning income from “debt-financed property” and distributions we pay should not be treated as “unrelated debt-financed income” solely as a result of indebtedness that we incur. Legislation has been introduced in Congress in the past, and may be introduced again in the future, which would change the treatment of “blocker” investment vehicles interposed between tax-exempt investors and non-qualifying investments if enacted. In the event that any such proposals were to be adopted and applied to BDCs, the treatment of distributions payable to tax-exempt investors could be adversely affected. In addition, special rules would apply if we were to invest in certain real estate mortgage investment conduits or taxable mortgage pools, which we do not currently plan to do, that could result in a tax-exempt U.S. Stockholder recognizing income that would be treated as UBTI.
Taxation of Non-U.S. Stockholders
The following discussion only applies to certain Non-U.S. Stockholders. Whether an investment in the shares of our common stock is appropriate for a Non-U.S. Stockholder will depend upon that person’s particular circumstances. An investment in the shares of our common stock by a Non-U.S. Stockholder may have adverse tax consequences. Non-U.S. Stockholders should consult their tax advisers before investing in our common stock.
Distributions of our “investment company taxable income” to Non-U.S. Stockholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. Stockholders directly) will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. No withholding is required with respect to certain distributions if (i) the distributions are properly reported as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions are derived from sources specified in the Code for such dividends and (iii) certain other requirements are satisfied. No assurance can be provided as to whether any of our distributions will be reported as eligible for this exemption. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. Stockholder, we will not be required to withhold federal tax if the Non-U.S. Stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. Stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.)
Actual or deemed distributions of net capital gains to a Non-U.S. Stockholder, and gains realized by a Non-U.S. Stockholder upon the sale of our common stock, will generally not be subject to federal withholding tax and generally will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. Stockholder.
Under our reinvestment of distributions policy, if a Non-U.S. Stockholder owns shares of our common stock registered in its own name, the Non-U.S. Stockholder will have all cash distributions automatically reinvested in additional shares of our common stock if such stockholder does not “opt out” of the reinvestment of distributions policy by delivering a written notice to us prior to the record date of the next dividend or distribution. If the distribution is a distribution of our investment company taxable income, is not reported as a short-term capital gains dividend or interest-related dividend and it is not effectively connected with a U.S. trade or business of the Non-U.S. Stockholder (or, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment of the Non-U.S. Stockholder), the amount distributed (to the extent of current or accumulated earnings and profits) will be subject to withholding of U.S. federal income tax at a 30% rate (or lower rate provided by an applicable treaty) and only the net after-tax amount will be reinvested in our common stock. The Non-U.S. Stockholder will have an adjusted basis in the additional shares of our common stock purchased through the reinvestment equal to the amount reinvested. The additional shares of our common stock will have a new holding period commencing on the day following the day on which the shares of our common stock are credited to the Non-U.S. Stockholder’s account.
The tax consequences to Non-U.S. Stockholders entitled to claim the benefits of an applicable tax treaty or that are individuals that are present in the U.S. for 183 days or more during a taxable year may be different from those described herein. Non-U.S. Stockholders are urged to consult their tax advisers with respect to the procedure for claiming the benefit of a lower treaty rate and the applicability of foreign taxes.
If we distribute net capital gains in the form of deemed rather than actual distributions, a Non-U.S. Stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. Stockholder must obtain a U.S. taxpayer identification number and file a refund claim even if the Non-U.S. Stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate Non-U.S. Stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares of our common stock may not be advisable for a Non-U.S. Stockholder.
We must generally report to Non-U.S. Stockholders and the IRS the amount of distributions paid during each calendar year and the amount of any tax withheld. Information reporting requirements may apply even if no withholding was required because the distributions were effectively connected with the Non-U.S. Stockholder’s conduct of a United States trade or business or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Stockholder resides or is established. Under U.S. federal income tax law, interest, dividends and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate. Backup withholding, however, generally will not apply to distributions to a Non-U.S. Stockholder of our common stock, provided the Non-U.S. Stockholder furnishes to us the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, or certain other requirements are met. Backup withholding is not an additional tax but can be credited against a Non-U.S. Stockholder’s federal income tax, and may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.
Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions (“FFIs”) unless such FFIs either (i) enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners) or (ii) reside in a jurisdiction that has entered into an intergovernmental agreement (“IGA”) with the United States to collect and share such information and are in compliance with the terms of such IGA and any related laws or regulations. The types of income subject to the tax include U.S. source interest and dividends. While existing U.S. Treasury regulations would also require withholding on payments of the gross proceeds from the sale of any property that could produce U.S. source interest or dividends, the U.S. Treasury Department has indicated in subsequent proposed regulations its intent to eliminate this requirement. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and certain transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to a foreign entity that is not a financial institution unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. Depending on the status of a Non-U.S. Stockholder and the status of the intermediaries through which they hold their shares of our common stock, Non-U.S. Stockholders could be subject to this 30% withholding tax with respect to distributions on their shares of our common stock and potentially proceeds from the sale of their shares of our common stock. Under certain circumstances, a Non-U.S. Stockholder might be eligible for refunds or credits of such taxes.
Non-U.S. Stockholders should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares of our common stock.

DESCRIPTION OF OUR CAPITAL STOCK
The following description is based on relevant portions of the Maryland General Corporation Law (the “MGCL”) and on our Articles of Amendment and Restatement (the “Charter”) and our Bylaws (“Bylaws”). This summary may not contain all of the information that is important to you, and we refer you to the Maryland General Corporation Law and our Charter and Bylaws for a more detailed description of the provisions summarized below.
General
Under the terms of our Charter, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and no shares of preferred stock, par value $0.001 per share. There are no outstanding options or warrants to purchase our stock. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations. Under our Charter, the Board is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock and authorize the issuance of the shares of stock without obtaining stockholder approval. As permitted by the Maryland General Corporation Law, our Charter provides that the Board, without any action by our stockholders, may amend the Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.
The following presents our outstanding classes of securities as of [•], 2020:
Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount Held by Us or for Our Account
Common Stock	200,000,000	—	18,137,248
Common Stock
All shares of our common stock will have equal rights as to earnings, assets, voting, and distributions and other distributions and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by the Board and declared by us out of funds legally available therefor. The shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock possess exclusive voting power.
Preferred Stock
Our Charter authorizes the Board to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. The cost of any such reclassification would be borne by our existing common stockholders. Prior to issuance of shares of each class or series, the Board is required by Maryland law and by our Charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the Board could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. Any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act limits our flexibility as to certain rights and preferences of the preferred stock that our Charter may provide and requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 66 2∕3% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if and so long as distributions on such preferred stock are in arrears by two full years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to cease operations as a BDC. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions. However, we do not currently have any plans to issue preferred stock.
The issuance of any preferred stock must be approved by a majority of the independent directors not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.
Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our Charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.
Our Charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as our director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our Bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as our director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our Bylaws also provide that, to the maximum extent permitted by Maryland law, with the approval of the Board and provided that certain conditions described in our Bylaws are met, we may pay certain expenses incurred by any such indemnified person in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of such indemnified person to repay amounts we have so paid if it is ultimately determined that indemnification of such expenses is not authorized under our Bylaws. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Maryland law requires a corporation (unless its charter provides otherwise, which our Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either, case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
We have entered into indemnification agreements with our directors and executive officers. The indemnification agreements provide our directors and executive officers the maximum indemnification permitted under Maryland law and the 1940 Act as of the date of such agreements.
Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that our present or former directors or officers have performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request our present or former directors or officers to serve another entity as a director, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.
Certain Provisions of the MGCL and Our Charter and Bylaws; Anti-Takeover Measures
The MGCL and our Charter and Bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the Board. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.
Classified Board of Directors
The Board is divided into three classes of directors serving staggered three-year terms. Directors of each class are elected to serve for three-year terms and until their successors are duly elected and qualify and each year one class of directors is elected by the stockholders. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified Board will help to ensure the continuity and stability of our management and policies.
Election of Directors
Our Charter and Bylaws provide that, subject to the special rights of the holders of any class or series of preferred stock to elect directors, each director is elected by a majority of the votes cast with respect to such director’s election, except in the case of a “contested election” (as defined in our Bylaws), in which directors are elected by a plurality of the votes cast in the contested election of directors. There is no cumulative voting in the election of directors. Pursuant to our Charter, the Board may amend the Bylaws to alter the vote required to elect directors.
Number of Directors; Vacancies; Removal
Our Charter provides that the number of directors will be set by the Board in accordance with our Bylaws. Our Bylaws provide that a majority of our entire Board may at any time increase or decrease the number of directors. However, unless our Bylaws are amended, the number of directors may never be less the minimum number required by the MGCL or greater than eleven. Our Charter provides that, at such time as we have at least three independent directors and our common stock is registered under the Exchange Act, we elect to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law

regarding the filling of vacancies on the Board. Accordingly, at such time, except as may be provided by the Board in setting the terms of any class or series of preferred stock, any and all vacancies on the Board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.
Our Charter provides that a director may be removed only for cause, as defined in our Charter, and then only by the affirmative vote of at least three-fourths of the votes entitled to be cast in the election of directors.
Action by Stockholders
Under the Maryland General Corporation Law, stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous written consent in lieu of a meeting (unless the charter provides for stockholder action by less than unanimous written consent, which our Charter does not). These provisions, combined with the requirements of our Bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.
Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals
Our Bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the Board and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by the Board or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of our Bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board or (3) provided that the Board has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Bylaws.
The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford the Board a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by the Board, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our Bylaws do not give the Board any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third-party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.
Calling of Special Meetings of Stockholders
Our Bylaws provide that special meetings of stockholders may be called by the Board and certain of our officers. Additionally, our Bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.
Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws
Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our Charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Our Charter also provides that certain charter amendments, any proposal for our conversion, whether by charter amendment, merger or otherwise, from a closed-end company to an open-end company and any proposal for our liquidation or dissolution requires the approval of the stockholders entitled to cast at least 80% of the votes entitled to be cast on such matter. However, if such amendment or proposal is approved by 75% or more of our continuing directors (in addition to approval by the Board), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. The “continuing directors” are defined in our Charter as (1) our current directors, (2) those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of our current directors then on the Board or (3) any successor directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of continuing directors or the successor continuing directors then in office.
Our Charter and Bylaws provide that the Board will have the exclusive power to adopt, alter, amend or repeal any provision of our Bylaws and to make new Bylaws.
No Appraisal Rights
Except with respect to appraisal rights arising in connection with the Maryland Control Share Acquisition Act discussed below, as permitted by the Maryland General Corporation Law, our Charter provides that stockholders will not be entitled to exercise appraisal rights unless a majority of the Board determines such rights apply.
Control Share Acquisitions
The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter (the “Control Share Acquisition Act”). Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:
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one-tenth or more but less than one-third;

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one-third or more but less than a majority; or

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a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquiror crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.
If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including, as provided in our Bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.
The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our Bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of stock. We can offer no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Acquisition Act only if the Board determines that it would be in our best interests, including in light of the Board’s fiduciary obligations, applicable federal and state laws, and the particular facts and circumstances surrounding the Board’s decision.
Business Combinations
Under Maryland law, “business combinations” between a corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder (the “Business Combination Act”). These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:
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any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

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an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.
After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:
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80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

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two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. The Board has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the Board, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution may be altered or repealed in whole or in part at any time. However, the Board will adopt resolutions so as to make us subject to the provisions of the Business Combination Act only if the Board determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Business Combination Act does not conflict with the 1940 Act. If this resolution is repealed, or the Board does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.
Conflict with the 1940 Act
Our Bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Acquisition Act (if we amend our Bylaws to be subject to such Act) and the Business Combination Act, or any provision of our Charter or Bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.
Exclusive Forum
Our Bylaws require that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City (or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company (ii) any action asserting a claim of breach of any standard of conduct or legal duty owed by any of the Company’s director, officer or other agent to the Company or to its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the MGCL or the Charter or the Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine. This exclusive forum selection provision in our Bylaws does not apply to claims arising under the federal securities laws, including the Securities Act and the Exchange Act.
There is uncertainty as to whether a court would enforce such a provision, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, this provision may increase costs for stockholders in bringing a claim against us or our directors, officers or other agents. Any investor purchasing or otherwise acquiring our shares is deemed to have notice of and consented to the foregoing provision.
The exclusive forum selection provision in our Bylaws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other agents, which may discourage lawsuits against us and such persons. It is also possible that, notwithstanding such exclusive forum selection provision, a court could rule that such provision is inapplicable or unenforceable.
Transfer Restrictions
The shares of our common stock issued and sold in the Private Common Stock Offering and issued in connection with the Formation Transactions have not been registered under the Securities Act or the securities laws of any jurisdiction and, accordingly, until registered, may not be resold or transferred except as permitted under the Securities Act and the applicable securities laws of any jurisdiction. Under the Common Stock Registration Rights Agreement and subject to certain conditions, we have agreed, if permitted by law, to use our commercially reasonable efforts to file a registration statement with respect to the resale of the shares of our common stock issued and sold in the Private Common Stock Offering and issued in connection with the Formation Transactions as soon as reasonably practicable (but in no event later than May 15, 2020).
Under the Common Stock Registration Rights Agreement, we have also agreed to use our commercially reasonable efforts to cause such registration statement for the resale of the shares of our common stock issued and sold in the Private Common Stock Offering and issued in connection with the Formation Transactions to become effective under the Securities Act as soon as practicable after its filing and to have such shares of our common stock listed on a national securities exchange as soon as practicable, and in any event, subject to certain exceptions, no later than December 31, 2020, and to maintain its continuous effectiveness under the Securities Act, subject to certain permitted blackout periods, for the period described in the Common Stock Registration Rights Agreement. Nevertheless, we can offer no assurances that we will file or that the SEC will ever declare such registration statement effective.

Notes
Overview
In January 2020, concurrent with the completion of the Private Common Stock Offering, we completed the 144A Note Offering in reliance upon the available exemptions from the registration requirements of the Securities Act, pursuant to which we issued and sold $125 million in aggregate principal amount of the unsecured Notes. The Notes were issued pursuant to the Indenture and mature on January 16, 2025, unless repurchased or redeemed in accordance with their terms prior to such date. The Notes are redeemable, in whole or in part, at any time, or from time to time, at our option, on or after January 16, 2023 at a redemption price equal to 100% of the outstanding principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of redemption. The holders of the Notes do not have the option to have the Notes repaid or repurchased by us prior to the Maturity Date of the Notes.
The Notes bear interest at a rate of 7.00% per year payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2020. The Notes are direct, general unsecured obligations of us and will rank senior in right of payment to all of our future indebtedness or other obligations that are expressly subordinated, or junior, in right of payment to the Notes. The Notes will rank pari passu, or equal, in right of payment with all of our existing and future indebtedness or other obligations that are not so subordinated, or junior. The Notes will rank effectively subordinated, or junior, to any of our future secured indebtedness or other obligations (including unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness. The Notes will rank structurally subordinated, or junior, to all existing and future indebtedness and other obligations (including trade payables) incurred by our subsidiaries, financing vehicles or similar facilities including, without limitation, borrowings under the Credit Agreement. See “— Credit Agreement.”
The Indenture contains certain covenants, including covenants requiring us to (i) comply with the asset coverage requirements of the 1940 Act, whether or not we are subject to those requirements, and (ii) provide financial information to the holders of the Notes and the Trustee if we are no longer subject to the reporting requirements under the Exchange Act. These covenants are subject to important limitations and exceptions that are described in the Indenture.
Notes Registration Rights Agreement
Concurrently with the closing of the 144A Note Offering, we entered into the Notes Registration Rights Agreement for the benefit of the purchasers of the Notes in the 144A Note Offering. Under the Notes Registration Rights Agreement and subject to the terms and conditions provided therein, we have agreed to use our commercially reasonable efforts to file with or confidentially submit to the SEC a resale registration statement for the Notes issued and sold in the 144A Note Offering, within 180 days after January 16, 2020 (the “Issue Date”) (or if such 180th day is not a business day, the next succeeding business day).
Under the Notes Registration Rights Agreement, we have also agreed to use our commercially reasonable efforts to cause such resale registration statement to become or be declared effective by the SEC at the earliest possible time after the initial filing thereof, but in no event later than 270 days after the Issue Date (or if such 270th day is not a business day, the next succeeding business day), and to continuously maintain such registration statement’s effectiveness under the Securities Act, subject to certain permitted blackout periods, for the period described in the Notes Registration Rights Agreement. Nevertheless, we can offer no assurance that we will file or confidentially submit such resale registration statement or that the SEC will ever declare it effective.

REGULATION
We have elected to be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisers or sub-advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act.
In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by “a majority of our outstanding voting securities” as defined in the 1940 Act. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (a) 67% or more of such company’s voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of such company. We do not anticipate any substantial change in the nature of our business.
We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, issue and sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value of our common stock if (1) our board of directors determines that such sale is in our best interests and the best interests of our stockholders, and (2) our stockholders have approved our policy and practice of making such sales within the preceding 12 months. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our board of directors, closely approximates the market value of such securities.
As a BDC, the ratio of our total assets (less total liabilities other than indebtedness represented by senior securities) to our total indebtedness represented by senior securities plus preferred stock, if any, must be at least 150%. This means that generally, we can borrow up to $2 for every $1 of investor equity. We are required to make certain disclosures on our website and in SEC filings regarding, among other things, the receipt of approval to increase our leverage, our leverage capacity and usage, and risks related to leverage.
We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our board of directors who are not interested persons and, in some cases, prior approval by the SEC.
We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act. Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly traded securities of our portfolio companies, except that we may enter into hedging transactions to manage the risks associated with interest rate or currency fluctuations. However, we may purchase or otherwise receive warrants to purchase the common stock of our portfolio companies in connection with acquisition financing or other investments. Similarly, in connection with an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances. We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, except for registered money market funds, we generally cannot acquire more than 3% of the voting stock of any registered investment company, invest more than 5% of the value of our total assets in the securities of one investment company, or invest more than 10% of the value of our total assets in the securities of more than one investment company. With regard to that portion of our portfolio invested in securities issued by investment companies, if any, it should be noted that such investments might subject our stockholders to additional expenses as they will be indirectly responsible for the costs and expenses of such companies. None of our investment policies are fundamental, and thus may be changed without stockholder approval.
Qualifying Assets
Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the BDC’s total assets. The principal categories of qualifying assets relevant to our business are any of the following:

(1)   Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:
(a)   is organized under the laws of, and has its principal place of business in, the United States;
(b)   is not an investment company (other than a small business investment company wholly-owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
(c)   satisfies any of the following:
(i)   does not have any class of securities that is traded on a national securities exchange;
(ii)   has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;
(iii)   is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company; or
(iv)   is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.
(2)   Securities of any eligible portfolio company controlled by the Company.
(3)   Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
(4)   Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and the Company already owns 60% of the outstanding equity of the eligible portfolio company.
(5)   Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.
(6)   Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.
In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.
Control, as defined by the 1940 Act, is presumed to exist where a BDC beneficially owns more than 25% of the outstanding voting securities of the portfolio company, but may exist in other circumstances based on the facts and circumstances.
The regulations defining qualifying assets may change over time. The Company may adjust its investment focus as needed to comply with and/or take advantage of any regulatory, legislative, administrative or judicial actions
Managerial Assistance to Portfolio Companies
A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Where the BDC purchases such securities in conjunction with one or more other persons acting together, the BDC will satisfy this test if one of the other persons in the group makes available such managerial assistance, although this may not be the sole method by which the BDC satisfies the requirement to make available managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.
Temporary Investments
Pending investment in other types of qualifying assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high quality debt securities maturing in one year or less from the time of investment, which are referred to herein, collectively, as temporary investments, so that 70% of our assets would be qualifying assets. We may invest in highly rated commercial paper, U.S. Government agency notes, U.S. Treasury bills or in repurchase agreements relating to such securities that are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. Consequently, repurchase agreements are functionally similar to loans. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, the 1940 Act and certain diversification tests in order to qualify as a RIC for U.S. federal income tax purposes typically require us to limit the amount we invest with any one counterparty. Accordingly, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. We will monitor the creditworthiness of the counterparties with which we may enter into repurchase agreement transactions.
Issuance of Derivative Securities
Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares of capital stock that it may have outstanding at any time. In particular, the amount of capital stock that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase capital stock cannot exceed 25% of the BDC’s total outstanding shares of capital stock. This amount is reduced to 20% of the BDC’s total outstanding shares of capital stock if the amount of warrants, options or rights issued pursuant to an executive compensation plan would exceed 15% of the BDC’s total outstanding shares of capital stock. We have applied for exemptive relief from the SEC to permit us to issue restricted stock to our employees, officers and directors subject to the above conditions, among others; although there can be no assurance or guarantee that such exemptive relief will be received from the SEC.
Senior Securities; Coverage Ratio
We are generally permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 150% immediately after each such issuance. We comply with such requirements of the 1940 Act on an aggregated basis with our wholly-owned subsidiaries, including Trinity Capital Holdings and Trinity Funding 1, LLC. In connection with the organization of the Company, the Board and our initial sole stockholder authorized us to adopt the 150% asset coverage ratio. This means we are permitted to borrow $2 for investment purposes for every $1 dollar of investor equity. We include our assets and liabilities and all of our wholly-owned subsidiaries, including Trinity Capital Holdings and Trinity Funding 1, LLC, for purposes of calculating the asset coverage ratio.
In addition, while any senior securities remain outstanding, we are required to make provisions to prohibit any dividend distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We are also permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.
Through our wholly-owned subsidiary, Trinity Funding 1, LLC, we became a party to, and assumed, the Credit Agreement in connection with the Formation Transactions and may establish one or more credit facilities or enter into other financing arrangements to facilitate investments and the timely payment of expenses. We cannot assure stockholders that we will be able to enter into any future credit facility. Stockholders will indirectly bear the costs associated with any borrowings under a credit facility or otherwise. In connection with a credit facility or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations. We may pledge up to 100% of its assets and may grant a security interest in all of its assets under the terms of any debt instrument that we enter into with lenders. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.
Codes of Ethics
We have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. Our code of ethics is available, free of charge, on our website at www.trincapinvestment.com. In addition, the code of ethics is attached as an exhibit to the registration statement of which this prospectus is a part and is available on the EDGAR Database on the SEC’s website at http://www.sec.gov. You may also obtain copies of the code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.
Affiliated Transactions
We and our wholly-owned subsidiaries, including Trinity Capital Holdings and Trinity Funding 1, LLC, are subject to, and comply with, the provisions of the 1940 Act relating to affiliated transactions. As a result, we may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our directors who are not interested persons and, in some cases, the prior approval of the SEC.
Proxy Voting Policies and Procedures
Our Proxy Voting Policies and Procedures are set forth below. The guidelines are reviewed periodically by our non-interested directors, and, accordingly, are subject to change.
Proxy Policies
We vote all proxies relating to our portfolio securities in the best interest of our stockholders. We review on a case-by-case basis each proposal submitted to a stockholder vote to determine its impact on the portfolio securities held by us. Although we generally vote against proposals that may have a negative impact on our portfolio securities, we may vote for such a proposal if there exists compelling long-term reasons to do so. We will abstain from voting only in unusual circumstances and where there is a compelling reason to do so.
Our proxy voting decisions are made by members of the Investment Committee who are responsible for monitoring each of our investments. To ensure that our vote is not the product of a conflict of interest, we require that: (i) anyone involved in the decision making process disclose to our Chief Compliance Officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (ii) officers and employees involved in the decision-making process or vote administration are prohibited from revealing how we intend to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy Voting Records
You may obtain information about how we voted proxies by making a written request for proxy voting information to: Trinity Capital Inc., Attention: Chief Compliance Officer, 3075 West Ray Road, Suite 525, Chandler, AZ 85226.
Privacy Policy
We are committed to maintaining the confidentiality, integrity and security of non-public personal information relating to investors. The following information is provided to help investors understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.
We may collect nonpublic personal information regarding investors from sources such as subscription agreements, investor questionnaires and other forms; individual investors’ account histories; and correspondence between us and individual investors. We may share information that we collect regarding an investor with our affiliates and the employees of such affiliates for everyday business purposes, for example, to service the investor’s accounts and, unless an investor opts out, provide the investor with information about other products and services offered by us or our affiliates that may be of interest to the investor. In addition, we may disclose information that we collect regarding investors to third parties who are not affiliated with us (i) as authorized by the investors in investor subscription agreements or our organizational documents; (ii) as required by applicable law or in connection with a properly authorized legal or regulatory investigation, subpoena or summons, or to respond to judicial process or government regulatory authorities having property jurisdiction; (iii) as required to fulfill investor instructions; or (iv) as otherwise permitted by applicable law to perform support services for investor accounts or process investor transactions with us or our affiliates.
Any party not affiliated with us that receives nonpublic personal information relating to investors from us is required to adhere to confidentiality agreements and to maintain appropriate safeguards to protect investor information. Additionally, for our officers, employees and agents and our affiliates, access to such information is restricted to those who need such access to provide services to us and investors. We maintain physical, electronic and procedural safeguards to seek to guard investor nonpublic personal information.
Reporting Obligations
We furnish our stockholders with annual reports containing audited financial statements, quarterly reports, and such other periodic reports as we determine to be appropriate or as may be required by law.
We make available on our website (www.trincapinvestment.com) our annual reports on Form 10-K, quarterly reports on Form 10-Q and our current reports on Form 8-K. The SEC also maintains a website (www.sec.gov) that contains such information. The reference to our website is an inactive textual reference only and the information contained on our website is not a part of this prospectus or the registration statement of which this prospectus is a part.
Other
We expect to be periodically examined by the SEC for compliance with the 1940 Act and the Exchange Act, and are subject to the periodic reporting and related requirements of the Exchange Act.
We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
Our investment securities and those of our wholly-owned subsidiaries, including Trinity Capital Holdings and Trinity Funding 1, LLC, are required to be held under custodial arrangements pursuant to the 1940 Act. We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.

We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.
Our internet address is www.trincapinvestment.com. Information contained on our website is not incorporated by reference into this prospectus. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish them to, the SEC.

SECURITIES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock.
Prior to this offering, we had 18,137,248 shares of our common stock outstanding. Upon completion of this offering [•] shares of our common stock will be issued and outstanding. If the underwriters exercise their option to purchase additional shares of our common stock, [•] shares of our common stock will be issued and outstanding immediately after the completion of this offering.
Rule 144
All of the 18,137,248 shares outstanding prior to this offering are considered “restricted” securities under the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144. Additionally, any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.
In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).
Common Stock Registration Rights Agreement
Overview
Under the Common Stock Registration Rights Agreement, we have agreed to use our commercially reasonable efforts to file with the SEC as soon as reasonably practicable following the effectiveness of our registration statement on Form 10 (but in no event later than May 15, 2020) (the “Resale Registration Filing Deadline”)) a registration statement (the “Resale Registration Statement”), registering under the Securities Act for resale the shares of our common stock sold in the Private Common Stock Offering, shares of our common stock issued to the Legacy Investors in connection with the Formation Transactions, and any additional shares of our common stock issued in respect thereof whether by contingent dividend, stock dividend, stock distribution, stock split, or otherwise (collectively, the “registrable shares”).
We are obligated under the Common Stock Registration Rights Agreement to use our commercially reasonable efforts to cause (i) the Resale Registration Statement to be declared effective by the SEC as soon as practicable after the initial filing of the Resale Registration Statement, but in no event later than December 31, 2020 (the “Effectiveness/Listing Deadline”) and (ii) the registrable shares to be listed on a national securities exchange concurrently with the effectiveness of the Resale Registration Statement.
We will use our commercially reasonable efforts to cause the Resale Registration Statement to become effective under the Securities Act as soon as practicable after the filing and, subject to the blackout periods described below, to maintain the effectiveness of the Resale Registration Statement under the Securities Act until the first to occur of:
•
the date on which all registrable shares covered by the Resale Registration Statement have been resold in accordance with the Resale Registration Statement;

•
the date on which the registrable shares covered by the Resale Registration Statement either has been transferred pursuant to Rule 144 (or any successor or analogous rule) under the Securities Act or is eligible for resale, without any volume or manner-of-sale restrictions or compliance by us with any current public information requirements, pursuant to Rule 144;

•
the date on which the registrable shares covered by the Resale Registration Statement have been sold to us or ceases to be outstanding; and

•
the first anniversary of the effective date of the Resale Registration Statement, subject to certain extension periods, as applicable.

If we choose to file an IPO registration statement, such as the registration statement of which this prospectus is a part, all holders of the registrable shares and each of their respective direct and subsequent transferees may elect to participate in the registration in order to resell their shares in our IPO, subject to:
•
execution of a customary underwriting agreement;

•
completion and execution of any questionnaires, irrevocable powers of attorney, indemnities, custody agreements, securities escrow agreements and other documents, including opinions of counsel, reasonably required under the terms of such underwriting agreement;

•
provision to us of such information as we may reasonably request in writing for inclusion in such IPO registration statement;

•
compliance with the Common Stock Registration Rights Agreement;

•
cutback rights on the part of the underwriters; and

•
other conditions and limitations that may be imposed by the underwriters.

To the extent the underwriters exercise any cutback rights, any shares included in the IPO registration statement will be allocated first to us, second to the holders of registrable shares requesting inclusion of their registrable shares in the IPO registration statement on a pro rata basis (based on the total number of registrable shares then held by such holders requesting inclusion; provided, however, that the number of registrable shares to be included in the IPO registration statement shall not be reduced unless all other securities of the Company held by (i) officers, directors, other employees of us and consultants and (ii) other holders of our capital stock with registration rights that are inferior (with respect to such reduction) to the registration rights of each of the holders set forth herein, are first entirely excluded from the underwriting and registration. Notwithstanding the foregoing, holders of registrable shares will be permitted to include shares comprising at least 25% of the total securities included in the underwritten offering proposed under the IPO registration statement.
Any election by any holder to include any registrable shares in our IPO will not affect the inclusion of such registrable shares in the Resale Registration Statement until such registrable shares have been sold in our IPO.
Notwithstanding the foregoing, we will be permitted, under limited circumstances, to suspend the use, from time to time, of the prospectus that is part of the Resale Registration Statement (and therefore suspend sales under the Resale Registration Statement) for certain periods, referred to as “blackout periods.”
The cumulative blackout periods in any rolling 12-month period commencing on the completion of the Private Common Stock Offering may not exceed an aggregate of 90 days or more than 60 days in any rolling 90-day period, and no more than twice during any rolling 12-month period. Blackout periods shall occur if, among other things, any of the following occurs:
•
the representative(s) of the underwriters in an underwritten offering of primary shares by us has advised us that the sale of such shares under the Resale Registration Statement would have a material adverse effect on such underwritten offering;

•
a majority of the independent members of our Board determines in good faith that: (i) the offer or sale of any shares of our common stock under the Resale Registration Statement would materially impede, delay or interfere with any proposed financing, offer or sale of securities, acquisition, merger, tender offer, business combination or other significant transaction involving us; (ii) upon the advice of counsel, the sale of the registrable shares covered by the Resale Registration Statement would require disclosure of material non-public information not otherwise required to be disclosed under applicable law or SEC guidance; or (iii) any of the following conditions occurs: (a) we have a bona fide business purpose for preserving the confidentiality of any proposed transaction, (b) disclosure would have a material adverse effect on us or our ability to consummate the proposed transaction, or (c) the proposed transaction renders us unable to comply with SEC requirements, in each case under circumstances that would make it impracticable or inadvisable to cause the Resale Registration Statement (or such filings) to become effective to amend or supplement such Resale Registration Statement on a post-effective basis, as applicable; or

•
we determine in good faith, upon the advice of counsel, that we are required by law, rule or regulation, or that it is in our best interests, to supplement the Resale Registration Statement or file a post-effective amendment to the Resale Registration Statement in order to incorporate information into the Resale Registration Statement for the purpose of: (i) including in the Resale Registration Statement any prospectus required under Section 10(a)(3) of the Securities Act; (ii) reflecting in the prospectus included in the Resale Registration Statement any facts or events arising after the effective date of the Resale Registration Statement (or of the most-recent post-effective amendment) that, individually or in the aggregate, represent a fundamental change in the information set forth therein; or (iii) including in the prospectus included in the Resale Registration Statement any material information with respect to the plan of distribution not disclosed in the Resale Registration Statement or any material change to such information.

Although we have filed the Resale Registration Statement with the SEC in accordance with the provisions of the Common Stock Registration Rights Agreement described above, we can offer no assurance that such registration statement will become effective or that any other Resale Registration Statement will be filed or, if filed, that it will become effective.
Transfer Restrictions/Lock-up Periods
Under the Common Stock Registration Rights Agreement, we have agreed that, for a period commencing on January 8, 2020 (the date of the purchase/placement agreement for the Private Common Stock Offering) until 180 days after the effective date of any registration statement filed pursuant to the Common Stock Registration Rights Agreement described herein and relating to the resale of the registrable shares, we will not, without the prior written consent of Keefe, Bruyette & Woods, Inc., the initial purchaser/placement agent in connection with the Private Common Stock Offering:
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or file any registration statement under the Securities Act with respect to any of the foregoing; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities,

whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.
The prior sentence will not apply to (i) the shares of our common stock to be sold under this offering, (ii) the registration and sale of the shares of our common stock in accordance with the terms of the Common Stock Registration Rights Agreement, (iii) any shares of our common stock issued by us upon the exercise of an option granted pursuant to our Long-Term Incentive Plan, (iv) such issuances or grants of options or shares of our restricted stock or other securities under our Long-Term Incentive Plan as described herein, or (v) the registration on a registration statement on Form S-8 of the shares of our common stock that may be issued under our Long-Term Incentive Plan.

Each of our directors and our executive officers, in their capacities as such, have agreed that, for a period beginning on January 8, 2020 (the date of the purchase/placement agreement for the Private Common Stock Offering) until 180 days after the effective date of the registration statement relating to the resale of the registrable shares, none of them will, without the prior written consent of Keefe, Bruyette & Woods, Inc., which may be withheld or delayed in Keefe, Bruyette & Woods, Inc.’s sole discretion:
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities,

whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.
Notwithstanding the prior sentence, subject to applicable securities laws, our directors and executive officers may transfer our securities: (i) in the sale of shares pursuant this offering; (ii) pursuant to the exercise and issuance of options; (iii) as a bona fide gift or gifts or by will, including to charitable organizations; (iv) by other testamentary document or intestate succession; (v) to a member of such person’s immediate family or to any trust for the direct or indirect benefit of such person or the immediate family of such person; (vi) in transfers that occur by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement; (vii) to a limited liability company or partnership wholly-owned by such person; (viii) if such person is an entity, to any subsidiary of such entity or as a distribution to current or former stockholders, partners or members of such person; (ix) to any corporation, partnership or other business entity with which such person shares in common an investment manager or adviser; (x) any transfer required under any of our benefit plans or our amended and restated bylaws; (xi) as required by participants in our benefit plans in order to reimburse or pay federal income tax and withholding obligations in connection with the vesting of restricted stock grants; (xii) as collateral for any bona fide loan; (xiii) with respect to sales of securities acquired after the completion of this offering in the open market; or (xiv) pursuant to an IPO of our common stock; provided, that in each case of a transfer pursuant to clause (iii), clause (iv), clause (v), clause (vi), clause (vii), clause (viii), clause (ix) or clause (xii), such transferee, donee, or distributee agrees to be bound in writing by the restrictions set forth above.
In addition, in connection with this offering, the holders of shares of our common stock purchased in the Private Common Stock Offering (or issued as contingent distributions) and stockholders who received shares of our common stock in the Formation Transactions who elect, pursuant to the Common Stock Registration Rights Agreement, to include their shares of our common stock for resale in our IPO will not be able to sell or distribute any of their shares of our common stock, or any securities convertible into or exchangeable or exercisable for shares of our common stock, that are not included in our IPO, during such periods as reasonably requested by the managing underwriter(s) (but in no event for a period longer than 180 days following the effective date of the registration statement filed in connection with our IPO of our common stock, including the registration statement of which this prospectus is a part). Those holders of shares of our common stock purchased in the Private Common Stock Offering (or issued as contingent distributions) and stockholders who receive shares of our common stock in the Formation Transactions who do not elect, despite their right to do so under the Common Stock Registration Rights Agreement, to include their shares of our common stock for resale in our IPO may not, subject to certain exceptions, directly or indirectly sell, offer to sell, grant any option or otherwise dispose of any shares of our common stock (or securities convertible into such shares) for a period of up to 60 days (or 180 days, in the case of us and any holder that is one of our officers, directors or employees) following the effective date of the registration statement filed in connection with our IPO of our common stock, including the registration statement of which this prospectus is a part.
Pursuant to Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5110(g)(1), holders of our shares of common stock who purchase shares in the Private Common Stock Offering and are affiliated with members of FINRA may be required to refrain, during the period commencing on the effective date of the Resale Registration Statement or the IPO registration statement, and ending on the date that is 180 days after such effective date, from selling, transferring, assigning, pledging or hypothecating or otherwise entering into any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such holder’s shares through the FINRA member with which such holder is affiliated.
Notes Registration Rights Agreement
Concurrently with the closing of the 144A Note Offering, we entered into the Notes Registration Rights Agreement for the benefit of the purchasers of the Notes in the 144A Note Offering. Under the Notes Registration Rights Agreement and subject to the terms and conditions provided therein, we have agreed to use our commercially reasonable efforts to file with or confidentially submit to the SEC a resale registration statement for the Notes issued and sold in the 144A Note Offering, within 180 days after the Issue Date (or if such 180th day is not a business day, the next succeeding business day).
Under the Notes Registration Rights Agreement, we have also agreed to use our commercially reasonable efforts to cause such resale registration statement to become or be declared effective by the SEC at the earliest possible time after the initial filing thereof, but in no event later than 270 days after the Issue Date (or if such 270th day is not a business day, the next succeeding business day), and to continuously maintain such registration statement’s effectiveness under the Securities Act, subject to certain permitted blackout periods, for the period described in the Notes Registration Rights Agreement. Nevertheless, we can offer no assurance that we will file or confidentially submit such resale registration statement or that the SEC will ever declare it effective.

SELLING STOCKHOLDERS
The [•] shares of our common stock offered by the Selling Stockholders pursuant to this prospectus were issued by us in connection with the Private Common Stock Offering, the Formation Transactions and our distribution reinvestment plan, and have been registered for resale in accordance with the provisions of the Common Stock Registration Rights Agreement. See “Securities Eligible for Future Sale — Common Stock Registration Rights Agreement.”
The following table sets forth, as of [•], 2020:
•
the name of each Selling Stockholder;

•
the number of shares of common stock and the percentage of the total shares of common stock outstanding that each Selling Stockholder beneficially owned prior to this offering;

•
the number of shares of common stock beneficially owned by each Selling Stockholder being offered for resale pursuant to this prospectus; and

•
the number of shares of common stock and the percentage of total shares of common stock to be beneficially owned by each Selling Stockholder following this offering, assuming the sale pursuant to this offering of all shares that are beneficially owned by such Selling Stockholder and registered under this registration statement.

The information included in the table under “Shares Beneficially Owned After Offering” assumes that each Selling Stockholder listed below sells all of the shares set forth under “Number of Shares That May Be Offered.” The information regarding the identity of the Selling Stockholders and their affiliations, including their beneficial ownership of shares of our common stock, is based solely on information provided by or on behalf of the Selling Stockholders. [Certain of the Selling Stockholders, however, are affiliates of Keefe, Bruyette & Woods, Inc., the initial purchaser/placement agent in the Private Common Stock Offering.]
Shares of our common stock sold by any of the Selling Stockholders will generally be freely tradable. Sales of substantial amounts of our common stock, including by the Selling Stockholders, or the availability of such common stock for sale, whether or not sold, could adversely affect the prevailing market prices for our common stock.
	Shares Beneficially Owned Prior to Offering(1)(2)				Shares Beneficially Owned After Offering(2)(3)
Name	Number		Percent	Number of Shares Being Offered	Number	Percent

Other(4)				—	—
TOTAL	$	[*]	[*]%	—	—

*
Less than 1%.

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.

(2)
Applicable percentage of ownership is based on [•] shares of our common stock outstanding following our initial public offering pursuant to this prospectus (excluding shares issuable under the underwriters’ over-allotment option to purchase additional shares).

(3)
Assumes the sale of all shares eligible for sale in this prospectus and no other purchases or sales of our common stock. This assumption has been made under the rules and regulations of the SEC and does not reflect any knowledge that we have with respect to the present intent of persons listed as Selling Stockholders.

(4)
Represents Selling Stockholders who, collectively, own less than 1% of total shares outstanding.

UNDERWRITING
We and the Selling Stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Keefe, Bruyette & Woods, Inc. and [•] are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the Selling Stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:
Name	Number of Shares

Total
The underwriters are committed to purchase all the common shares offered by us and the Selling Stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of  $    per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $    per share from the initial public offering price. After the initial public offering of the shares, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside the United States may be made by affiliates of the underwriter.
The underwriters have an option to buy up to [•] additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased pursuant to this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $    per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
	Without option to purchase additional shares	With option to purchase additional shares(1)
Per Share	$	$
Total	$	$

(1)
There is no option to purchase additional shares with respect to the Secondary Shares offered by the Selling Stockholders.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, and up to $[•] reimbursement of certain underwriters’

counsel fees in connection with the review of the terms of this offering by the Financial Industry Regulatory Authority, Inc., but excluding the underwriting discounts and commissions, will be approximately $[•] million.
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of Keefe, Bruyette & Woods, Inc. and [         ] for a period of 180 days after the effective date of the registration statement of which this prospectus is a part, other than the shares of our common stock to be sold hereunder, any grants of any options or other share-based awards issued under our existing management incentive plans, any shares of our common stock issued upon the exercise of options or stock appreciation rights granted under our existing management incentive plans and any issuance of shares of our common stock in connection with a merger, acquisition, joint venture or strategic participation (provided that the aggregate number of shares issued or issuable shall not exceed 10% of the total number issued and outstanding as of the date of such transaction).
Our executive officers and directors have agreed for a period of 180 days after the effective date of the registration statement of which this prospectus is a part, (i) not to offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of, or file with the SEC a registration statement under the Securities Act (other than a registration statement pursuant to Rule 415 of the Securities Act) relating to, any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock or (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale or disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of our common stock or other securities, in cash or otherwise, without the prior written consent of  Keefe, Bruyette & Woods, Inc. and [•] on behalf of the underwriters, subject to certain exceptions.
In addition, upon the completion of this offering, the holders of shares of our common stock purchased in the Private Common Stock Offering (or issued as contingent distributions) and stockholders who received shares of our common stock in the Formation Transactions who elect, pursuant to the Common Stock Registration Rights Agreement, to include their shares of our common stock for resale in this offering will not be able to sell or distribute any of their shares of our common stock, or any securities convertible into or exchangeable or exercisable for shares of our common stock, that are not included in this offering, during such periods as reasonably requested by Keefe, Bruyette & Woods, Inc. and [•], but in no event for a period longer than 180 days following the effective date of the registration statement of which this prospectus is a part. Those holders of shares of our common stock purchased in the Private Common Stock Offering (or issued in contingent distributions) and stockholders who received shares of our common stock in the Formation Transactions who do not elect, despite their right to do so under the Common Stock Registration Rights Agreement, to include their shares of our common stock for resale in this offering may not, subject to certain exceptions, directly or indirectly sell, offer to sell, grant any option or otherwise dispose of any shares of our common stock (or securities convertible into such shares) for a period of up to 60 days (or

180 days, in the case of us and any holder that is one of our officers, directors or employees) following the effective date of the registration statement of which this prospectus is a part.
We have agreed to indemnify the underwriters and the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.
We have applied to have our common stock approved for listing on the Nasdaq Global Select Market under the symbol “TRIN”.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of our common stock referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of our common stock, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares of our common stock. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long or short positions in such assets, securities and instruments.
We intend to use the net proceeds of this offering to [pay down a portion of our existing indebtedness outstanding under the Credit Agreement, to make investments in accordance with our investment objective, and for general corporate purposes.]
Directed Share Program
At our request, the underwriters have reserved up to [•] shares of the common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees and other individuals associated with us and members of such persons’ families. The sales will be made by [•], an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any shares sold in the directed share program to our directors, officers, employees or existing security holders shall be subject to the lock-up agreements described above and in “Securities Eligible for Future Sale — Transfer Restrictions/Lock-up Periods.”
Selling Restrictions
General
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Member State”), no shares have been offered or will be offered to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
A.
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

B.
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

C.
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR
Our securities are held by our custodian, Wells Fargo Bank, National Association, under a custody agreement. The principal address of our custodian is: 600 S. 4th St., Minneapolis, Minnesota 55479. American Stock Transfer & Trust Company, LLC serves as our transfer agent, plan administrator, dividend paying agent and registrar. The principal business address of our transfer agent is 6201 15th Avenue, Brooklyn, NY 11219, telephone number: (718) 921-8200.
BROKERAGE ALLOCATION AND OTHER PRACTICES
Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of our business. Our management team is primarily responsible for the execution of the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. We do not expect to execute transactions through any particular broker or dealer, but seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While we generally seek reasonably competitive trade execution costs, we do not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, we may select a broker based partly upon brokerage or research services provided to us. In return for such services, we may pay a higher commission than other brokers would charge if we determine in good faith that such commission is reasonable in relation to the services provided.
LEGAL MATTERS
The validity of the common stock offered hereby and certain legal matters for us in connection with this offering will be passed upon for us by Eversheds Sutherland (US) LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Dechert LLP.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The financial statements for Trinity Capital Inc. and the Legacy Funds have been included in this prospectus in reliance upon the reports of Ernst & Young LLP, our independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
AVAILABLE INFORMATION
We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to the shares of our common stock offered by this prospectus. The registration statement contains additional information about us and the shares of our common stock being offered by this prospectus.
We also file with or submit to the SEC periodic and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act.
We furnish our stockholders with annual reports containing audited financial statements, quarterly reports, and such other periodic reports as we determine to be appropriate or as may be required by law.
We make available on our website (www.trincapinvestment.com) our annual reports on Form 10-K, quarterly reports on Form 10-Q and our current reports on Form 8-K. The SEC also maintains a website (www.sec.gov) that contains such information. The reference to our website is an inactive textual reference only and the information contained on our website is not a part of this registration statement.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INTERIM FINANCIAL STATEMENTS
AUDITED FINANCIAL STATEMENTS
Page
Legacy Funds
The financial statements for the year ended December 31, 2018 are for Trinity Capital Investment, LLC, Trinity Capital Fund II, L.P., Trinity Capital Fund III, L.P. and Trinity Capital Fund IV, L.P.
The financial statements for the year ended December 31, 2019 are for Trinity Capital Investment, LLC, Trinity Capital Fund II, L.P., Trinity Capital Fund III, L.P., Trinity Capital Fund IV, L.P. and Trinity Sidecar Income Fund, L.P.

Report of Independent Registered Public Accounting Firm	F-51
Statements of Assets and Liabilities as of December 31, 2019	F-52
Statements of Assets and Liabilities as of December 31, 2018	F-53
Statements of Operations for the Year or the Period Ended December 31, 2019	F-54
Statements of Operations for the Year or the Period Ended December 31, 2018	F-55
Statements of Changes in Members’ Equity and Partners’ Capital for the Year or the Period Ended December 31, 2019 and for the Year or the Period Ended December 31, 2018	F-56
Statements of Cash Flows for the the Year Ended December 31, 2019 and for the Year Ended December 31, 2018	F-61
Schedules of Investments as of December 31, 2019	F-62
Schedules of Investments as of December 31, 2018	F-87
Notes to Financial Statements	F-106

TRINITY CAPITAL INC.
Consolidated Statements of Assets and Liabilities
(In thousands, except share and per share data)
	March 31, 2020	December 31, 2019
	(unaudited)
ASSETS
Investments at fair value:
Control investments (cost of $28,440 and $0, respectively)	$21,314	$—
Affiliate investments (cost of $6,886 and $0, respectively)	5,380	—
Non-control / Non-affiliate investments (cost of $387,544 and $0, respectively)	371,899	—
Total investments (cost of $422,870 and $0, respectively)	398,593	—
Cash and cash equivalents	62,602	—
Restricted cash	16,883	—
Interest receivable	3,180	—
Deferred financing costs	—	3,525
Deferred offering costs	—	2,677
Prepaid expenses	122	—
Other assets	793	—
Total assets	$482,173	$6,202
LIABILITIES
Credit facility, net of $3,301 and $0, respectively, of unamortized deferred financing cost	$126,699	$—
Notes payable, net of $5,309, and $0, respectively, of unamortized deferred financing cost	119,691	—
Accounts payable and accrued expenses	4,823	5,668
Due to related party	—	1,058
Other liabilities	6,397	—
Total liabilities	257,610	6,726
Commitments and contingencies (Note 6)
NET ASSETS
Common stock, $0.001 par value per share (200,000,000 authorized, 18,049,860 and 10 shares issued and outstanding as of March 31, 2020 and December 31, 2019, respectively)	18	—
Paid-in capital in excess of par	260,120	—
Distributable earnings (accumulated loss)	(35,575)	(524)
Total net assets	224,563	(524)
Total liabilities and net assets	$482,173	$6,202
NET ASSET VALUE PER SHARE	$12.44	$(52,418.20)
See accompanying notes to consolidated financial statements.

TRINITY CAPITAL INC.
Consolidated Statement of Operations
(In thousands, except share and per share data)
(Unaudited)
For the Three Months Ended March 31, 2020
INVESTMENT INCOME:
Interest income:
Control investments	$59
Affiliate investments	116
Non-Control / Non-Affiliate investments	10,685
Total investment income	10,860
EXPENSES:
Interest expense and other debt financing costs	4,269
Compensation and benefits	1,378
General and administrative	904
Total expenses	6,551
NET INVESTMENT INCOME	4,309
NET REALIZED GAIN/(LOSS) FROM INVESTMENTS:
Control investments	—
Affiliate investments	—
Non-Control / Non-Affiliate investments	503
Net realized gain from investments	503
NET CHANGE IN UNREALIZED APPRECIATION / (DEPRECIATION) FROM INVESTMENTS:
Control investments	(7,128)
Affiliate investments	(1,507)
Non-Control / Non-Affiliate investments	(15,642)
Net change in unrealized appreciation/(depreciation) from investments	(24,277)
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS BEFORE FORMATION COSTS	(19,465)
Costs related to the acquisition of Trinity Capital Holdings and Legacy Funds	(15,586)
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(35,051)
NET INVESTMENT INCOME PER SHARE – BASIC AND DILUTED	$0.24
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS PER SHARE – BASIC AND DILUTED	$(1.97)
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC AND DILUTED	17,821,790
See accompanying notes to consolidated financial statements.

TRINITY CAPITAL INC.
Consolidated Statement of Changes in Net Assets
(In thousands, except share and per share data)
(Unaudited)
	Common Stock		Paid In Capital in Excess of Par	Distributable Earnings (Accumulated Loss)	Net Assets
	Shares	Par Value
Balance as of December 31, 2019 (audited)	10	$—	$—	$(524)	$(524)
Issuance of shares related to Formation Transaction(1)	9,716,517	10	145,738	—	145,748
Issuance of common stock, net of issuance costs	8,333,333	8	114,382	—	114,390
Distributions to stockholders	—	—	—	—	—
Net decrease in net assets resulting from operations
Net investment income	—	—	—	4,309	4,309
Net realized gain (loss) from investments	—	—	—	503	503
Net unrealized appreciation (depreciation) from investments	—	—	—	(24,277)	(24,277)
Costs related to the acquisition of Trinity Capital Holdings and Legacy Funds	—	—	—	(15,586)	(15,586)
Balance as of March 31, 2020 (unaudited)	18,049,860	$18	$260,120	$(35,575)	$224,563

(1)
See “Note 1 — Organization and Basis of Presentation” and “Note 12 — Formation Transactions”.

See accompanying notes to consolidated financial statements.

TRINITY CAPITAL INC.
Consolidated Statement of Cash Flows
(In thousands)
(Unaudited)
For the Three Months Ended March 31, 2020
Cash flows from operating activities:
Net decrease in net assets resulting from operations:	$(35,051)
Adjustments to reconcile net decrease in net assets resulting from operations to net cash provided by (used in) operating activities:
Purchase of investments	(47,739)
Proceeds from sales and paydowns of investments	44,469
Net change in unrealized depreciation from investments	24,277
Costs related to the acquisition of Trinity Capital Holdings and Legacy Funds	15,586
Net realized gain from investments	(503)
Accretion of original issue discounts and exit fees on investments	(2,074)
Amortization of deferred financing costs	666
Depreciation	9
Change in operating assets and liabilities
Increase in interest receivable	(2,054)
Increase in other assets	(582)
Increase in accounts payable and accrued liabilities	3,069
Decrease in due to related party	(1,058)
Increase in other liabilities	2,093
Net cash provided by operating activities	1,108
Cash flows used in investing activities:
Formation Transactions of Legacy Funds, net of cash acquired(1)	(89,515)
Acquisition of Trinity Capital Holdings	(2,211)
Acquisition of fixed assets	(10)
Net cash used in investing activities	(91,736)
Cash flows provided by (used in) financing activities
Issuance of common stock	125,000
Common stock issuance costs	(10,610)
Proceeds from issuance of notes payable	125,000
Financing costs paid related to notes payable	(5,542)
Borrowings under credit facility	—
Repayments under credit facility	(60,000)
Financing costs paid related to credit facility	(3,735)
Net cash provided by financing activities	170,113
Net increase in cash, cash equivalents and restricted cash	79,485
Cash, beginning of period	—
Cash, cash equivalents and restricted cash at end of period	$79,485
Supplemental and non-cash investing and financing activities:
Cash paid for interest	$3,582
Shares issued to Trinity Capital Holdings(1)	$8,000
Assumption of severance liability(1)	$3,508
Shares issued to the Legacy Investors as part of the Formation Transactions(1)	$137,748

(1)
See “Note 1 — Organization and Basis of Presentation” and “Note 12 — Formation Transactions”.

See accompanying notes to consolidated financial statements.

TRINITY CAPITAL INC.
Consolidated Schedule of Investments
March 31, 2020
(In thousands, except share and per share data)
(Unaudited)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Cost	Fair Value(6)
Debt Securities
Administrative and Support and Waste Management and Remediation
1 – 5 Years Maturity
CleanPlanet Chemical, Inc.	Administrative and Support and Waste Management and Remediation Services	Equipment Financing	January 1, 2022	Fixed interest rate 9.2%; EOT 9.0%	$2,090	$2,333	$2,215
	Administrative and Support and Waste Management and Remediation Services	Equipment Financing	May 1, 2022	Fixed interest rate 9.5%; EOT 9.0%	489	529	506
	Administrative and Support and Waste Management and Remediation Services	Equipment Financing	August 1, 2022	Fixed interest rate 9.8%; EOT 9.0%	579	616	587
	Administrative and Support and Waste Management and Remediation Services	Equipment Financing	February 1, 2023	Fixed interest rate 9.8%; EOT 9.0%	1,112	1,123	1,123
Total CleanPlanet Chemical, Inc.					4,270	4,601	4,431
Seaon Environmental, LLC	Administrative and Support and Waste Management and Remediation Services	Equipment Financing	January 1, 2023	Fixed interest rate 9.0%; EOT 5.0%	$2,840	$2,913	$2,696
Sub-total: 1 – 5 Years Maturity					$7,110	$7,514	$7,127
Sub-total: Administrative and Support and Waste Management and Remediation (3.2%)*					$7,110	$7,514	$7,127
Agriculture, Forestry, Fishing and Hunting 1 – 5 Years Maturity
Bowery Farming, Inc.	Agriculture, Forestry, Fishing and Hunting	Equipment Financing	January 1, 2023	Fixed interest rate 8.5%; EOT 8.5%	$3,308	$3,492	$3,236
	Agriculture, Forestry, Fishing and Hunting	Equipment Financing	February 1, 2023	Fixed interest rate 8.7%; EOT 8.5%	3,233	3,315	3,351
	Agriculture, Forestry, Fishing and Hunting	Equipment Financing	May 1, 2023	Fixed interest rate 8.7%; EOT 8.5%	3,912	3,992	4,082
Total Bowery Farming, Inc.					10,453	10,799	10,669
Etagen, Inc.	Agriculture, Forestry, Fishing and Hunting	Secured Loan	August 1, 2023	Fixed interest rate 11.0%; EOT 3.8%	$9,500	$9,549	9,298
Sub-total: 1 – 5 Years Maturity					$19,953	$20,348	$19,967
Sub-total: Agriculture, Forestry, Fishing and Hunting (8.9%)*					$19,953	$20,348	$19,967
Construction Less than a Year
Project Frog, Inc.(8)	Construction	Secured Loan	July 1, 2020	Fixed interest rate 8.0%; EOT 8.7%	$3,078	$3,500	$3,202
Sub-total: Less than a Year					$3,078	$3,500	$3,202
Sub-total: Construction (1.4%)*					$3,078	$3,500	$3,202

TRINITY CAPITAL INC.
Consolidated Schedule of Investments
March 31, 2020
(In thousands, except share and per share data)
(Unaudited)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Cost	Fair Value(6)
Educational Services 1 – 5 Years Maturity
Examity, Inc.	Educational Services	Secured Loan	February 1, 2022	Fixed interest rate 11.5%; EOT 8.0%	$5,541	$5,968	$5,901
	Educational Services	Secured Loan	February 1, 2022	Fixed interest rate 11.5%; EOT 4.0%	2,612	2,704	2,687
	Educational Services	Secured Loan	January 1, 2023	Fixed interest rate 12.3%; EOT 4.0%	1,134	1,163	1,145
Total Examity, Inc.					9,287	9,835	9,733
Qubed, Inc. dba Yellowbrick	Educational Services	Secured Loan	April 1, 2023	Fixed interest rate 11.5%; EOT 4.0%	2,000	2,012	1,999
	Educational Services	Secured Loan	October 1, 2023	Fixed interest rate 11.5%; EOT 4.0%	500	495	496
Total Qubed, Inc. dba Yellowbrick					2,500	2,507	2,495
Sub-total: 1 – 5 Years Maturity					$11,787	$12,342	$12,228
Sub-total: Educational Services (5.4%)*					$11,787	$12,342	$12,228
Finance and Insurance Less than a Year
Handle Financial, Inc.	Finance and Insurance	Secured Loan	January 1, 2021	Fixed interest rate 12.0%; EOT 8.0%	$4,458	$5,187	$5,166
Sub-total: 1 – 5 Years Maturity					$4,458	$5,187	$5,166
1 – 5 Years Maturity
Petal Card, Inc.	Finance and Insurance	Secured Loan	December 1, 2023	Fixed interest rate 11.0%; EOT 3.0%	10,000	9,864	9,609
Sub-total: 1 – 5 Years Maturity					$10,000	$9,864	$9,609
Sub-total: Finance and Insurance (6.6%)*					$14,458	$15,051	$14,775
Health Care and Social Assistance 1 – 5 Years Maturity
WorkWell Prevention & Care	Health Care and Social Assistance	Secured Loan	March 1, 2024	Fixed interest rate 8.0%; EOT 10.0%	$3,370	$3,558	$3,244
	Health Care and Social Assistance	Secured Loan	March 1, 2024	Fixed interest rate 8.0%; EOT 10.0%	700	717	669
Total WorkWell Prevention & Care (7)					4,070	4,275	3,913
Sub-total: 1 – 5 Years Maturity					$4,070	$4,275	$3,913
Sub-total: Health Care and Social Assistance (1.7%)*					$4,070	$4,275	$3,913
Information Less than a Year
Everalbum, Inc.	Information	Secured Loan	June 1, 2020	Fixed interest rate 11.25%; EOT 0.0%	$172	$174	$192
Hytrust, Inc.	Information	Secured Loan	May 1, 2020	Fixed interest rate 12.0%; EOT 9.5%	961	1,405	1,386
Smule, Inc.	Information	Equipment Financing	June 1, 2020	Fixed interest rate 6.3%; EOT 20.0%	223	695	685
	Information	Equipment Financing	June 1, 2020	Fixed interest rate 19.1%; EOT 19.0%	1	3	3
Total Smule, Inc.					224	698	688
Sub-total: Less than a Year					$1,357	$2,277	$2,266
1 – 5 Years Maturity
EMPYR Inc.	Information	Secured Loan	January 1, 2022	Fixed interest rate 12.0%; EOT 5.0%	$1,959	$2,047	$2,028
Firefly Systems, Inc.	Information	Equipment Financing	February 1, 2023	Fixed interest rate 9.0%; EOT 10.0%	5,197	4,987	4,987

TRINITY CAPITAL INC.
Consolidated Schedule of Investments
March 31, 2020
(In thousands, except share and per share data)
(Unaudited)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Cost	Fair Value(6)
Gobiquity, Inc.	Information	Equipment Financing	April 1, 2022	Fixed interest rate 7.5%; EOT 20.0%	461	503	507
Nexus Systems, LLC.	Information	Secured Loan	July 1, 2023	Fixed interest rate 12.3%; EOT 5.0%	5,000	5,205	4,952
Oto Analytics, Inc.	Information	Secured Loan	March 1, 2023	Fixed interest rate 11.5%; EOT 6.0%	10,000	10,237	10,107
RapidMiner, Inc.	Information	Secured Loan	October 1, 2023	Fixed interest rate 12.0%; EOT 4.0%	10,000	9,910	9,534
STS Media, Inc.(9)	Information	Secured Loan	April 1, 2022	Fixed interest rate 11.9%; EOT 4.0%	7,824	750	250
Unitas Global, Inc.	Information	Equipment Financing	August 1, 2021	Fixed interest rate 9.0%; EOT 12.0%	1,403	1,661	1,615
	Information	Equipment Financing	April 1, 2021	Fixed interest rate 7.8%; EOT 6.0%	204	217	211
Total Unitas Global, Inc.					1,607	1,878	1,826
Sub-total: 1 – 5 Years Maturity					$42,048	$35,517	$34,191
Sub-total: Information (16.2%)*					$43,405	$37,794	$36,457
Manufacturing Less than a Year Maturity
BHCosmetics, LLC	Manufacturing	Equipment Financing	March 1, 2021	Fixed interest rate 8.9%; EOT 5.0%	$565	$605	$604
Impossible Foods, Inc.	Manufacturing	Secured Loan	April 1, 2020	Fixed interest rate 11.0%; EOT 9.5%	146	573	575
	Manufacturing	Secured Loan	July 1, 2020	Fixed interest rate 11.0%; EOT 9.5%	384	670	671
Total Impossible Foods, Inc.					530	1,243	1,246
Sub-total: Less than a Year					$1,095	$1,848	$1,850
1 – 5 Years Maturity
Altierre Corporation	Manufacturing	Secured Loan	September 1, 2022	Fixed interest rate 12.0%; EOT 6.6%	$12,001	$12,330	$10,494
	Manufacturing	Secured Loan	June 1, 2023	Fixed interest rate 12.0%; EOT 0.0%	1,427	1,426	1,184
Total Altierre Corporation					13,428	13,756	11,678
Ay Dee Kay LLC	Manufacturing	Secured Loan	October 1, 2022	Fixed interest rate 11.3%; EOT 3.0%	13,205	13,353	13,213
BHCosmetics, LLC	Manufacturing	Equipment Financing	April 1, 2021	Fixed interest rate 8.7%; EOT 5.0%	615	651	649
Exela Pharma Sciences, LLC	Manufacturing	Equipment Financing	October 1, 2021	Fixed interest rate 11.4%; EOT 11.0%	3,787	4,239	4,173
	Manufacturing	Equipment Loan (20)	January 1, 2022	Fixed interest rate 11.6%; EOT 11.0%	484	643	611
Total Exela Pharma Sciences, LLC					4,271	4,882	4,784
Happiest Baby, Inc.	Manufacturing	Equipment Financing	September 1, 2022	Fixed interest rate 8.4%; EOT 9.5%	1,300	1,346	1,399
	Manufacturing	Equipment Financing	November 1, 2022	Fixed interest rate 8.6%; EOT 9.5%	1,022	1,047	1,106
	Manufacturing	Equipment Financing	January 1, 2023	Fixed interest rate 8.6%; EOT 9.5%	958	970	1,028
	Manufacturing	Equipment Financing	June 1, 2023	Fixed interest rate 8.6%; EOT 9.5%	1,146	1,155	1,155
Total Happiest Baby, Inc.					4,426	4,518	4,688
Health-Ade, LLC	Manufacturing	Equipment Financing	January 1, 2022	Fixed interest rate 9.4%; EOT 15.0%	2,226	2,609	2,567

TRINITY CAPITAL INC.
Consolidated Schedule of Investments
March 31, 2020
(In thousands, except share and per share data)
(Unaudited)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Cost	Fair Value(6)
	Manufacturing	Equipment Financing	April 1, 2022	Fixed interest rate 8.6%; EOT 15.0%	1,215	1,379	1,347
	Manufacturing	Equipment Financing	July 1, 2022	Fixed interest rate 9.1%; EOT 15.0%	2,839	3,133	3,050
Total Health-Ade, LLC					6,280	7,121	6,964
Impossible Foods, Inc.	Manufacturing	Secured Loan	October 1, 2021	Fixed interest rate 11.0%; EOT 9.5%	2,445	2,758	2,928
Robotany, Inc.	Manufacturing	Equipment Financing	August 1, 2022	Fixed interest rate 8.0%; EOT 15.0%	1,900	1,993	1,824
Vertical Communications, Inc.	Manufacturing	Secured Loan	March 1, 2022	Fixed interest rate 12.0%; EOT 6.5%	8,000	8,246	8,067
	Manufacturing	Secured Loan	March 1, 2022	Fixed interest rate 12.0%; EOT 6.5%	1,000	1,074	1,044
	Manufacturing	Secured Loan	March 1, 2022	Fixed interest rate 12.0%; EOT 6.5%	500	500	486
	Manufacturing	Secured Loan	March 1, 2022	Fixed interest rate 15.8%; EOT 6.5%	500	500	486
	Manufacturing	Secured Loan	March 1, 2022	Fixed interest rate 15.8%; EOT 8.5%	2,000	2,000	1,944
Total Vertical Communications, Inc.(7)					12,000	12,320	12,027
Zosano Pharma Corporation	Manufacturing	Equipment Financing	October 1, 2021	Fixed interest rate 9.4%; EOT 12.0%	2,676	3,025	2,863
	Manufacturing	Equipment Financing	January 1, 2022	Fixed interest rate 9.7%; EOT 12.0%	1,731	1,889	1,803
	Manufacturing	Equipment Financing	July 1, 2022	Fixed interest rate 9.9%; EOT 12.0%	1,787	1,850	1,826
	Manufacturing	Equipment Financing	October 1, 2022	Fixed interest rate 9.9%; EOT 12.0%	1,962	1,987	1,997
	Manufacturing	Equipment Financing	December 1, 2022	Fixed interest rate 10.5%; EOT 12.0%	1,435	1,475	1,443
Total Zosano					9,591	10,226	9,932
Sub-total: 1 – 5 Years Maturity					$68,161	$71,578	$68,687
Sub-total: Manufacturing (31.4%)*					$69,256	$73,426	$70,537
Professional, Scientific, and Technical Services Less than a Year
E La Carte, Inc.	Professional, Scientific, and Technical Services	Secured Loan	January 1, 2021	Fixed interest rate 12.0%; EOT 9.4%	$3,146	$3,999	$3,927
Machine Zone, Inc.	Professional, Scientific, and Technical Services	Equipment Financing	August 1, 2019	Fixed interest rate 6.6%; EOT 20%	—	357	357
	Professional, Scientific, and Technical Services	Equipment Financing	December 1, 2019	Fixed interest rate 6.0%; EOT 19.8%	—	202	202
Total Machine Zone, Inc.(17)					—	559	559
Sub-total: Less than a Year					$3,146	$4,558	$4,486
1 – 5 Years Maturity
Augmedix, Inc.	Professional, Scientific, and Technical Services	Secured Loan	April 1, 2023	Fixed interest rate 12.0%; EOT 6.5%	$9,422	$9,295	$9,259
BackBlaze, Inc.	Professional, Scientific, and Technical Services	Equipment Financing	January 1, 2023	Fixed interest rate 7.2%; EOT 11.5%	1,215	1,297	1,299
	Professional, Scientific, and Technical Services	Equipment Financing	April 1, 2023	Fixed interest rate 7.4%; EOT 11.5%	152	160	160
	Professional, Scientific, and Technical Services	Equipment Financing	June 1, 2023	Fixed interest rate 7.4%; EOT 11.5%	1,154	1,203	1,201

TRINITY CAPITAL INC.
Consolidated Schedule of Investments
March 31, 2020
(In thousands, except share and per share data)
(Unaudited)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Cost	Fair Value(6)
	Professional, Scientific, and Technical Services	Equipment Financing	August 1, 2023	Fixed interest rate 7.5%; EOT 11.5%	226	233	233
	Professional, Scientific, and Technical Services	Equipment Financing	September 1, 2023	Fixed interest rate 7.7%; EOT 11.5%	230	237	236
	Professional, Scientific, and Technical Services	Equipment Financing	October 1, 2023	Fixed interest rate 7.5%; EOT 11.5%	230	236	234
	Professional, Scientific, and Technical Services	Equipment Financing	November 1, 2023	Fixed interest rate 7.2%; EOT 11.5%	766	787	779
	Professional, Scientific, and Technical Services	Equipment Financing	December 1, 2023	Fixed interest rate 7.5%; EOT 11.5%	1,007	1,027	1,029
	Professional, Scientific, and Technical Services	Equipment Financing	January 1, 2024	Fixed interest rate 7.5%; EOT 11.5%	873	886	886
	Professional, Scientific, and Technical Services	Equipment Financing	January 1, 2024	Fixed interest rate 7.4%; EOT 11.5%	886	896	896
	Professional, Scientific, and Technical Services	Equipment Financing	February 1, 2024	Fixed interest rate 7.2%; EOT 11.5%	767	774	774
	Professional, Scientific, and Technical Services	Equipment Financing	April 1, 2024	Fixed interest rate 7.4%; EOT 11.5%	232	232	232
Total BackBlaze, Inc.					7,738	7,968	7,959
Cuebiq, Inc.	Professional, Scientific, and Technical Services	Secured Loan	April 1, 2024	Variable interest rate PRIME + 7.25% or Floor rate 12%; EOT 5.0%(19)	5,000	4,957	4,957
Edeniq, Inc.	Professional, Scientific, and Technical Services	Secured Loan	June 1, 2021	Fixed interest rate 13.0%; EOT 9.5%	3,817	1,880	1,463
	Professional, Scientific, and Technical Services	Secured Loan	September 1, 2021	Fixed interest rate 13.0%; EOT 9.5%	2,868	1,348	1,050
Total Edeniq, Inc.(7) (9)					6,685	3,228	2,513
Footprint, Inc.	Professional, Scientific, and Technical Services	Equipment Financing	March 1, 2024	Fixed interest rate 10.3%; EOT 8.0%	17,624	17,621	17,621
Hologram Inc.	Professional, Scientific, and Technical Services	Secured Loan	February 1, 2024	Variable interest rate PRIME + 6.25% or Floor rate 11.25%; EOT 5.0%(19)	3,000	2,948	2,948
iHealth Solutions, LLC	Professional, Scientific, and Technical Services	Secured Loan	April 1, 2022	Fixed interest rate 12.5%; EOT 5.0%	4,000	4,160	4,037
Incontext Solutions, Inc.	Professional, Scientific, and Technical Services	Secured Loan	October 1, 2022	Fixed interest rate 11.8%; EOT 5.0%	6,168	6,199	5,925
Matterport, Inc.	Professional, Scientific, and Technical Services	Secured Loan	May 1, 2022	Fixed interest rate 11.5%; EOT 5.0%	7,557	7,842	7,715
Pendulum Therapeutics, Inc.	Professional, Scientific, and Technical Services	Equipment Financing	May 1, 2023	Fixed interest rate 7.7%; EOT 5.0%	447	411	394
	Professional, Scientific, and Technical Services	Equipment Financing	September 1, 2023	Fixed interest rate 7.8%; EOT 5.0%	2,614	2,629	2,629
	Professional, Scientific, and Technical Services	Equipment Financing	November 1, 2023	Fixed interest rate 7.7%; EOT 5.0%	763	764	764
Total Pendulum Therapeutics, Inc.					3,824	3,804	3,787
SQL Sentry, LLC	Professional, Scientific, and Technical Services	Secured Loan	August 1, 2023	Fixed interest rate 11.5%; EOT 3.5%	15,000	15,400	14,823
Sun Basket, Inc.	Professional, Scientific, and Technical Services	Secured Loan	May 1, 2022	Fixed interest rate 11.7%; EOT 5.0%	11,346	11,770	11,695
Utility Associates, Inc.(9)	Professional, Scientific, and Technical Services	Secured Loan	September 30, 2023	Fixed interest rate 11.0%; EOT 0.0%	750	830	558
Vidsys, Inc.	Professional, Scientific, and Technical Services	Secured Loan	November 1, 2020	Fixed interest rate 12.0% (8.0% current + 4.0% PIK); EOT 0.0%(18)	5,223	4,920	3,418

TRINITY CAPITAL INC.
Consolidated Schedule of Investments
March 31, 2020
(In thousands, except share and per share data)
(Unaudited)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Cost	Fair Value(6)
	Professional, Scientific, and Technical Services	Secured Loan	October 1, 2023	Fixed interest rate 0.0%; EOT 0.0%	1,600	—	—
Total Vidsys, Inc.					6,823	4,920	3,418
Sub-total: 1 – 5 Years Maturity					$104,937	$100,942	$97,215
Sub-total: Professional, Scientific, and Technical Services (45.3%)*					$108,083	$105,500	$101,701
Real Estate and Rental and Leasing 1 – 5 Years Maturity
Knockaway, Inc.	Real Estate and Rental and Leasing	Secured Loan	June 1, 2023	Fixed interest rate 11.0%; EOT 3.0%	$10,000	$10,001	$9,659
	Real Estate and Rental and Leasing	Secured Loan	August 1, 2023	Fixed interest rate 11.0%; EOT 3.0%	2,500	2,493	2,451
	Real Estate and Rental and Leasing	Secured Loan	September 1, 2023	Fixed interest rate 11.0%; EOT 3.0%	2,500	2,489	2,448
Total Knockaway, Inc.					15,000	14,983	14,558
Wanderjaunt, Inc.	Real Estate and Rental and Leasing	Equipment Financing	June 1, 2023	Fixed interest rate 10.2%; EOT 12.0%	489	449	399
	Real Estate and Rental and Leasing	Equipment Financing	August 1, 2023	Fixed interest rate 10.2%; EOT 12.0%	1,499	1,520	1,520
Total Wanderjaunt, Inc.					1,988	1,969	1,919
Sub-total: 1 – 5 Years Maturity					$16,988	$16,952	$16,477
Sub-total: Real Estate and Rental and Leasing (7.3%)*					$16,988	$16,952	$16,477
Retail Trade 1 – 5 Years Maturity
Birchbox, Inc.	Retail Trade	Secured Loan	April 1, 2023	Fixed interest rate 9.0% (4.5% current, 4.5% PIK); EOT 5.0%(18)	$20,196	$20,523	$19,657
Gobble, Inc.	Retail Trade	Secured Loan	July 1, 2023	Fixed interest rate 11.3%; EOT 6.0%	3,962	3,974	3,814
	Retail Trade	Secured Loan	July 1, 2023	Fixed interest rate 11.5%; EOT 6.0%	1,988	1,995	1,943
Total Gobble Inc.					5,950	5,969	5,757
Madison Reed, Inc.	Retail Trade	Secured Loan	October 1, 2022	Fixed interest rate 12.0%; EOT 5.3%	10,000	10,314	10,293
Miyoko’s Kitchen	Retail Trade	Equipment Financing	September 1, 2022	Fixed interest rate 8.8%; EOT 9.0%	815	812	812
UnTuckIt, Inc.	Retail Trade	Secured Loan	June 1, 2023	Fixed interest rate 12.0%; EOT 5.0%	20,000	21,126	19,567
Sub-total: 1 – 5 Years Maturity					$56,961	$58,744	$56,086
Sub-total: Retail Trade (25.0%)*					$56,961	$58,744	$56,086
Utilities 1 – 5 Years Maturity
Invenia, Inc.	Utilities	Secured Loan	January 1, 2023	Fixed interest rate 11.5%; EOT 5.0%	$8,577	$9,062	$8,879
	Utilities	Secured Loan	May 1, 2023	Fixed interest rate 11.5%; EOT 5.0%	4,000	4,216	4,188
	Utilities	Secured Loan	January 1, 2024	Fixed interest rate 11.5%; EOT 5.0%	3,000	3,014	3,121
	Utilities	Secured Loan	February 1, 2024	Fixed interest rate 11.5%; EOT 5.0%	4,000	4,052	4,052
Total Invenia, Inc.(23)					$19,577	$20,344	$20,240

TRINITY CAPITAL INC.
Consolidated Schedule of Investments
March 31, 2020
(In thousands, except share and per share data)
(Unaudited)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Cost	Fair Value(6)
Dandelion Energy, Inc.	Utilities	Equipment Financing	April 1, 2024	Fixed interest rate 9.0%; EOT 12.5%	$550	$531	$531
Sub-total: 1 – 5 Years Maturity					$20,127	$20,875	$20,771
Sub-total: Utilities (9.2%)*					$20,127	$20,875	$20,771
Wholesale Trade 1 – 5 Years Maturity
BaubleBar, Inc.	Wholesale Trade	Secured Loan	April 1, 2021	Fixed interest rate 11.5%; EOT 7.0%	$6,842	$7,558	$7,263
Sub-total: 1 – 5 Years Maturity					$6,842	$7,558	$7,263
Sub-total: Wholesale Trade (3.2%)					$6,842	$7,558	$7,263
Total: Debt Securities (165.0%)*					$382,118	$383,879	$370,504

TRINITY CAPITAL INC.
Consolidated Schedule of Investments
March 31, 2020
(In thousands, except share and per share data)
(Unaudited)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Expiration Date	Series	Shares	Strike Price	Cost	Fair Value(6)
Warrant Investments
Agriculture, Forestry, Fishing and Hunting
Bowery Farming, Inc.	Agriculture, Forestry, Fishing and Hunting	Warrant	June 10, 2029	Common Stock	68,863	$5.08	$410	$395
Etagen, Inc.	Agriculture, Forestry, Fishing and Hunting	Warrant	July 9, 2029	Common Stock	140,186	$1.15	283	354
Sub-Total: Agriculture, Forestry, Fishing and Hunting (0.3%)*							$693	$749
Construction
Project Frog, Inc.(8)	Construction	Warrant	July 26, 2026	Preferred Series AA	391,990	$0.19	$18	$9
Sub-Total: Construction (0.0%)*							$18	$9
Educational Services
Qubed, Inc. dba Yellowbrick	Educational Services	Warrant	September 28, 2028	Common Stock	526,316	$0.38	$120	$158
Sub-Total: Educational Services (0.1%)*							$120	$158
Finance and Insurance
Petal Card, Inc.	Finance and Insurance	Warrant	November 27, 2029	Preferred Series B	250,268	TBD(22)	$147	$143
RM Technologies, Inc.	Finance and Insurance	Warrant	December 18, 2027	Preferred Series B	234,421	$3.88	285	117
Sub-Total: Finance and Insurance (0.1%)*							$432	$260
Health Care and Social Assistance
Galvanize, Inc.(21)	Health Care and Social Assistance	Warrant	May 17, 2026	Preferred Series B	1,564,537	$1.57	$—	$—
Sub-Total: Health Care and Social Assistance (0.0%)*							$—	$—
Information
Convercent, Inc.	Information	Warrant	November 30, 2025	Preferred Series 1	3,139,579	$0.16	$925	$478
EMPYR, Inc.(21)	Information	Warrant	March 31, 2028	Common Stock	935,198	$0.07	—	—
Everalbum, Inc.	Information	Warrant	July 29, 2026	Preferred Series A	851,063	$0.10	25	24
Firefly, Inc.	Information	Warrant	January 29, 2030	Common Stock	133,147	$1.14	282	282
Gtxcel, Inc.	Information	Warrant	September 24, 2025	Preferred Series C	1,000,000	$0.21	166	162
	Information	Warrant	September 24, 2025	Preferred Series D	TBD(22)	TBD(22)	—	—
Total Gtxcel, Inc.							166	162
Hytrust, Inc.	Information	Warrant	June 23, 2026	Preferred Series D2	424,808	$0.82	172	—
Lucidworks, Inc.	Information	Warrant	June 27, 2026	Preferred Series D	619,435	$0.77	806	535
Market6	Information	Warrant	November 19, 2020	Preferred Series B	53,410	$1.65	29	—
Oto Analytics, Inc.	Information	Warrant	August 31, 2028	Preferred Series B	1,018,718	$0.79	295	232
RapidMiner, Inc.	Information	Warrant	March 25, 2029	Preferred Series C-1	11,624	$60.22	528	498
STS Media, Inc.(21)	Information	Warrant	March 15, 2028	Preferred Series C	20,210	$24.74	—	—
Sub-Total: Information (1.0%)*							$3,228	$2,211
Manufacturing
Altierre Corporation	Manufacturing	Warrant	December 30, 2026	Preferred Series F	1,200,000	$0.35	$24	$—
	Manufacturing	Warrant	February 12, 2028	Preferred Series F	400,000	$0.35	8	—
Total Altierre Corporation							32	—
Atieva, Inc.	Manufacturing	Warrant	March 31, 2027	Preferred Series D	390,016	$5.13	3,067	2,490
	Manufacturing	Warrant	September 8, 2027	Preferred Series D	195,008	$5.13	1,533	1,261
Total Atieva, Inc.							4,600	3,751
Ay Dee Kay LLC	Manufacturing	Warrant	March 30, 2028	Preferred Series G	6,250	$35.42	23	—
Happiest Baby, Inc.	Manufacturing	Warrant	May 16, 2029	Common Stock	182,554	$0.33	193	157
Hexatech, Inc.(21)	Manufacturing	Warrant	April 2, 2022	Preferred Series A	226	$2.77	—	4
Lensvector, Inc.	Manufacturing	Warrant	December 30, 2021	Preferred Series C	85,065	$1.18	32	—

TRINITY CAPITAL INC.
Consolidated Schedule of Investments
March 31, 2020
(In thousands, except share and per share data)
(Unaudited)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Expiration Date	Series	Shares	Strike Price	Cost	Fair Value(6)
Nanotherapeutics, Inc.	Manufacturing	Warrant	November 14, 2021	Common Stock	67,961	$1.03	1,122	1,171
Robotany, Inc.	Manufacturing	Warrant	July 19, 2029	Common Stock	23,579	$1.52	129	—
SBG Labs, Inc.	Manufacturing	Warrant	June 29, 2023	Preferred Series A-1	42,857	$0.70	13	19
	Manufacturing	Warrant	September 18, 2024	Preferred Series A-1	25,714	$0.70	8	5
	Manufacturing	Warrant	January 14, 2024	Preferred Series A-1	21,492	$0.70	7	10
	Manufacturing	Warrant	March 24, 2025	Preferred Series A-1	12,155	$0.70	4	5
	Manufacturing	Warrant	October 10, 2023	Preferred Series A-1	11,150	$0.70	4	3
	Manufacturing	Warrant	May 6, 2024	Preferred Series A-1	11,145	$0.70	4	11
	Manufacturing	Warrant	June 9, 2024	Preferred Series A-1	7,085	$0.70	2	5
	Manufacturing	Warrant	May 20, 2024	Preferred Series A-1	342,857	$0.70	110	153
	Manufacturing	Warrant	March 26, 2025	Preferred Series A-1	200,000	$0.70	65	89
Total SBG Labs, Inc.							217	300
Soraa, Inc.	Manufacturing	Warrant	August 21, 2023	Preferred Series 1	192,000	$5.00	498	335
	Manufacturing	Warrant	February 18, 2024	Preferred Series 2	60,000	$5.00	165	111
Total Soraa, Inc.							663	446
Vertical Communications, Inc.(7) (21)	Manufacturing	Warrant	July 11, 2026	Preferred Series A	828,479	$1.00	—	—
Zosano Pharma Corporation	Manufacturing	Warrant	September 25, 2025	Common Stock	75,000	$3.59	69	17
Sub-Total: Manufacturing (2.6%)*							$7,080	$5,846
Professional, Scientific, and Technical Services
Augmedix, Inc.	Professional, Scientific, and Technical Services	Warrant	September 3, 2029	Preferred Series B	1,379,028	$1.21	$449	$364
Continuity, Inc.	Professional, Scientific, and Technical Services	Warrant	March 29, 2026	Preferred Series C	794,403	$0.25	21	21
	Professional, Scientific, and Technical Services	Warrant(21)	March 29, 2026	Preferred Series C	794,403	$0.25	—	—
Total Continuity, Inc.							21	21
Crowdtap, Inc.	Professional, Scientific, and Technical Services	Warrant	December 16, 2025	Preferred Series B	442,233	$1.09	42	41
	Professional, Scientific, and Technical Services	Warrant	November 30, 2027	Preferred Series B	100,000	$1.09	9	9
Total Crowdtap, Inc.							51	50
Dynamics, Inc.	Professional, Scientific, and Technical Services	Warrant	March 10, 2024	Common Stock	17,000	$10.59	86	—
E La Carte, Inc.	Professional, Scientific, and Technical Services	Warrant	July 28, 2027	Common Stock	497,183	$0.30	185	130
	Professional, Scientific, and Technical Services	Warrant	July 28, 2027	Preferred Series A	106,841	$7.49	14	11
	Professional, Scientific, and Technical Services	Warrant	July 28, 2027	Preferred Series AA-1	104,284	$7.49	14	11
Total E La Carte, Inc.							213	152
Edeniq, Inc.	Professional, Scientific, and Technical Services	Warrant	December 23, 2026	Preferred Series B	2,685,501	$0.22	—	—

TRINITY CAPITAL INC.
Consolidated Schedule of Investments
March 31, 2020
(In thousands, except share and per share data)
(Unaudited)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Expiration Date	Series	Shares	Strike Price	Cost	Fair Value(6)
	Professional, Scientific, and Technical Services	Warrant	December 23, 2026	Preferred Series B	2,184,672	$0.01	—	—
	Professional, Scientific, and Technical Services	Warrant	March 12, 2028	Preferred Series C	5,106,972	$0.44	—	—
	Professional, Scientific, and Technical Services	Warrant	October 15, 2028	Preferred Series C	3,850,294	$0.01	—	—
Total Edeniq, Inc.(7)(21)							—	—
Fingerprint Digital, Inc.	Professional, Scientific, and Technical Services	Warrant	April 29, 2026	Preferred Series B	48,102	$10.39	165	161
Footprint, Inc.	Professional, Scientific, and Technical Services	Warrant	February 14, 2030	Common Stock	26,852	$0.31	5	5
Hologram, Inc.	Professional, Scientific, and Technical Services	Warrant	January 27, 2030	Common Stock	193,054	$1.37	49	49
Hospitalists Now, Inc.	Professional, Scientific, and Technical Services	Warrant	March 30, 2026	Preferred Series D2	135,807	$5.89	71	57
	Professional, Scientific, and Technical Services	Warrant	December 6, 2026	Preferred Series D2	750,000	$5.89	391	314
Total Hospitalists Now, Inc.							462	371
Incontext Solutions, Inc.	Professional, Scientific, and Technical Services	Warrant	September 28, 2028	Preferred Series AA-1	332,858	$1.47	34	—
Matterport, Inc.	Professional, Scientific, and Technical Services	Warrant	April 20, 2028	Common Stock	143,813	$1.43	434	407
Pendulum Therapeutics, Inc.	Professional, Scientific, and Technical Services	Warrant	October 9, 2029	Preferred Series D2	55,263	$1.90	44	43
Resilinc, Inc.	Professional, Scientific, and Technical Services	Warrant	December 15, 2025	Preferred Series A	589,275	$0.51	40	39
Reterro, Inc.	Professional, Scientific, and Technical Services	Warrant	October 30, 2025	Common Stock	12,841	$20.00	—	—
	Professional, Scientific, and Technical Services	Warrant	October 31, 2026	Common Stock	15,579	$50.00	—	—
Total Reterro, Inc.(21)							—	—
Saylent Technologies, Inc.	Professional, Scientific, and Technical Services	Warrant	March 31, 2027	Preferred Series C	24,096	$9.96	108	106
Sun Basket, Inc.	Professional, Scientific, and Technical Services	Warrant	October 5, 2027	Preferred Series C-2	249,306	$6.02	111	100
Utility Associates, Inc.	Professional, Scientific, and Technical Services	Warrant	June 30, 2025	Preferred Series A	92,511	$4.54	55	23

TRINITY CAPITAL INC.
Consolidated Schedule of Investments
March 31, 2020
(In thousands, except share and per share data)
(Unaudited)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Expiration Date	Series	Shares	Strike Price	Cost	Fair Value(6)
	Professional, Scientific, and Technical Services	Warrant	May 1, 2026	Preferred Series A	60,000	$4.54	36	15
	Professional, Scientific, and Technical Services	Warrant	May 22, 2027	Preferred Series A	200,000	$4.54	120	49
Total Utility Associates, Inc.							211	87
Vidsys, Inc.	Professional, Scientific, and Technical Services	Warrant	June 14, 2029	Preferred Series 1	22,507	$4.91	—	—
	Professional, Scientific, and Technical Services	Warrant	March 17, 2027	Common Stock	3,061	$4.91	—	—
Total Vidsys, Inc.(21)							—	—
Sub-Total: Professional, Scientific, and Technical Services (0.9%)*							$2,483	$1,955
Real Estate and Rental and Leasing
Egomotion Corporation	Real Estate and Rental and Leasing	Warrant	June 29, 2028	Preferred Series A	182,357	$1.32	$219	$156
Knockaway, Inc.	Real Estate and Rental and Leasing	Warrant	May 24, 2029	Preferred Series B	87,955	$8.53	209	202
Sub-Total: Real Estate and Rental and Leasing (0.2%)*							$428	$358
Retail Trade
Birchbox, Inc.	Retail Trade	Warrant	August 14, 2028	Preferred Series A	155,845	$1.25	$72	$—
Gobble, Inc.	Retail Trade	Warrant	May 9, 2028	Common Stock	74,635	$1.20	617	416
	Retail Trade	Warrant	December 27, 2029	Common Stock	10,000	$1.22	73	56
Total Gobble, Inc.							690	472
Le Tote, Inc.	Retail Trade	Warrant	March 7, 2028	Common Stock	216,312	$1.46	490	280
Madison Reed, Inc.	Retail Trade	Warrant	March 23, 2027	Preferred Series C	194,553	$2.57	185	226
	Retail Trade	Warrant	July 18, 2028	Common Stock	43,158	$0.99	71	92
	Retail Trade	Warrant	May 19, 2029	Common Stock	36,585	$1.23	56	72
Total Madison Reed, Inc.							312	390
Trendly, Inc.	Retail Trade	Warrant	August 10, 2026	Preferred Series A	245,506	$1.14	222	295
Sub-Total: Retail Trade (0.6%)*							$1,786	$1,437
Wholesale Trade
BaubleBar, Inc.	Wholesale Trade	Warrant	March 29, 2027	Preferred Series C	531,806	$1.96	$640	$138
	Wholesale Trade	Warrant	April 20, 2028	Preferred Series C	60,000	$1.96	72	16
Total BaubleBar, Inc.							712	154
Sub-Total: Wholesale Trade (0.1%)*							$712	$154
Total: Warrant Investments (5.9%)*							$16,980	$13,137

TRINITY CAPITAL INC.
Consolidated Schedule of Investments
March 31, 2020
(In thousands, except share and per share data)
(Unaudited)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Shares	Series	Cost	Fair Value(6)
Equity Investments
Construction
Project Frog, Inc.	Construction	Equity	8,118,527	Preferred Series AA-1	$702	$380
	Construction	Equity	6,300,134	Preferred Series BB	2,667	1,789
Total Project Frog, Inc.(8)					3,369	2,169
Sub-Total: Construction (1.0%)*					$3,369	$2,169
Health Care and Social Assistance
WorkWell Prevention & Care	Health Care and Social Assistance	Equity	7,000,000	Common Stock	$51	$—
	Health Care and Social Assistance	Equity	3,450	Preferred Series P	3,450	1,376
	Health Care and Social Assistance		na	Convertible Notes(10)(11)	1,149	1,094
Total WorkWell Prevention & Care(7)					4,650	2,470
Sub-Total: Health Care and Social Assistance (1.1%)*					$4,650	$2,470
Manufacturing
Nanotherapeutics, Inc.	Manufacturing	Equity	382,277	Common Stock(16)	$6,691	$6,977
Vertical Communications, Inc.	Manufacturing	Equity(21)	3,892,485	Preferred Stock Series 1	—	—
	Manufacturing	Equity	na	Convertible Notes(10)(12)	3,966	391
Total Vertical Communications, Inc.(7)					3,966	391
Sub-Total: Manufacturing (3.3%)*					$10,657	$7,368
Professional, Scientific, and Technical Services
Dynamics, Inc.	Professional, Scientific, and Technical Services	Equity	17,726	Preferred Series A	$390	$—
Edeniq, Inc.	Professional, Scientific, and Technical Services	Equity	7,807,499	Preferred Series B	—	—
	Professional, Scientific, and Technical Services	Equity	2,441,082	Preferred Series C	—	—
	Professional, Scientific, and Technical Services	Equity	na	Convertible Notes(10)(13)	—	—
Total Edeniq, Inc.(7)					—	—
Instart Logic, Inc.(21)	Professional, Scientific, and Technical Services	Equity	na	Convertible Notes(10)(14)	2,645	2,645
Reterro, Inc.	Professional, Scientific, and Technical Services	Equity	7,829	Common Stock	—	—
Vidsys, Inc.	Professional, Scientific, and Technical Services	Equity	na	Convertible Notes(10)(15)	300	300
Sub-Total: Professional, Scientific, and Technical Services (1.3%)*					$3,335	$2,945
Total: Equity Investments (6.7%)*					$22,011	$14,952
Total Investment in Securities (177.5%)*					$422,870	$398,593

TRINITY CAPITAL INC.
Consolidated Schedule of Investments
March 31, 2020
(In thousands, except share and per share data)
(Unaudited)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Shares	Series	Cost	Fair Value(6)
Cash, Cash Equivalents, and Restricted Cash
Goldman Sachs Financial Square Government Institutional Fund					$78,335	$78,335
Other cash accounts					1,150	1,150
Cash, Cash Equivalents, and Restricted Cash (35.4%)*					79,485	79,485
Total Portfolio Investments and Cash and Cash Equivalents (212.9% of net assets)					$502,355	$478,078

*
Value as a percent of net assets.

(1)
All portfolio companies are located in North America. The Company generally acquires its investments in private transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). These investments are generally subject to certain limitations on resale and may be deemed to be “restricted securities” under the Securities Act.

(2)
Trinity uses the North American Industry Classification System (NAICS) code for classifying the industry grouping of its portfolio companies.

(3)
All debt investments are income producing unless otherwise noted. Warrant investments are associated with funded debt and equipment financing instruments. All equity investments are non-income producing unless otherwise noted. Equipment that has been financed relates to operational equipment essential to revenue production for the portfolio company in the industry noted.

(4)
Interest rate is the fixed rate of the Secured Loan debt investment and does not include any original issue discount, end-of-term (EOT) payment, or any additional fees related to the investments, such as deferred interest, commitment fees, prepayment fees or exit fees. EOT payments are contractual and fixed interest payments due in cash at the maturity date of the loan, including upon prepayment, and are a fixed amount determined at the inception of the loan. At the end of the term of certain equipment leases, the lessee has the option to purchase the underlying assets at fair market value in certain cases subject to a cap, or return the equipment and pay a restocking fee. The fair values of the financed assets have been estimated as a percentage of original cost for purpose of the EOT payment value. The EOT payment is amortized and recognized as non-cash income over the loan or lease prior to its payment.

(5)
Principal is net of repayments.

(6)
All investments were valued at fair value using Level 3 significant unobservable inputs as determined in good faith by the Company.

(7)
This issuer is deemed to be a “Control Investment.” Control Investments are defined by the Investment Company Act of 1940 as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation. As defined in the Investment Company Act, Trinity is deemed to be an “Affiliated Person” of this portfolio company. See schedule 12-14 “Investments in and advances to affiliates” in the accompanying notes to the Financial Statements.

(8)
This issuer is deemed to be a “Affiliate Investment.” Affiliate Investments are defined by the Investment Company Act of 1940 as investments in companies in which the Company owns between 5% and 25% of the voting securities. As defined in the Investment Company Act, Trinity is deemed to be an “Affiliated Person” of this portfolio company. See Note 3 in the accompanying notes to the Financial Statements.

(9)
Debt is on non-accrual status at March 31, 2020, and is therefore considered non-income producing.

(10)
Convertible notes represent investments through which the Company will participate in future equity rounds at preferential rates. There are no principal or interest payments made against the note unless conversion does not take place.

(11)
Principal balance of $1.1 million at period end.

(12)
Principal balance of $5.5 million at period end.

(13)
Principal balance of $1.6 million at period end.

(14)
Principal balance of $2.6 million at period end.

(15)
Principal balance of $0.3 million at period end.

(16)
Certain third-parties have rights to 17,485 shares of Nanotherapeutics at a fair value of approximately $0.4 million as of March 31, 2020.

(17)
Principal balance represents the balance of the end-of-term payment which was negotiated to be paid in monthly installments over 12 months instead of a one-time lump sum. This asset is considered non-income producing.

(18)
Interest on this loan includes Paid In Kind. PIK interest income represents income not paid currently in cash.

(19)
Index based floating interest rate is subject to contractual minimum interest rate. Interest rate PRIME represents 3.25% at March 31, 2020.

(20)
Investment has an unfunded commitment as of March 31, 2020 (see Note 6). The fair value of the investment includes the impact of the fair value of any unfunded commitments.

(21)
Investment has zero cost basis as it was purchased at a fair market value of zero as part of the Formation Transaction.

(22)
Company has been issued warrants with pricing and number of shares dependent upon a future round of equity issuance by the Portfolio Company.

(23)
Indicates an asset that the Company deems as a “non-qualifying asset” under section 55(a) of 1940 Act. The Company’s percentage of non-qualifying assets represents 4.2% of the Company’s total assets. Qualifying assets must represent at least 70% of the Company’s total assets at the time of acquisition of any additional non-qualifying assets.

TRINITY CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1.
Organization and Basis of Presentation

Unless otherwise noted or the context otherwise indicates, the terms “we,” “us,” “our,” the “Company” and “Trinity Capital” refer to Trinity Capital Inc. and its consolidated wholly owned subsidiaries.
Trinity Capital Inc., formed on August 12, 2019 as a Maryland corporation, is a specialty lending company focused on providing debt, including loans and equipment financings, to growth stage companies, including venture-backed companies and companies with institutional equity investors. The Company sources its investments through its principal office located in Chandler, AZ, as well as through its additional office located in San Francisco, CA.
The Company is an internally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company intends to elect to be treated, and intends to qualify annually thereafter, as a regulated investment company (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes.
Management of the Company consists of the Company’s officers and investment and administrative professionals along with the Company’s Board of Directors (the “Board”). The Board consists of five directors, three of whom are not “interested persons” of the Company (as such term is defined in the 1940 Act).
The Company’s investment objective is to maximize the total return to the Company’s stockholders in the form of current income and capital appreciation through investments in growth stage companies, including venture-backed companies and companies with institutional equity investors. The Company targets investments in growth stage companies, which are typically private companies, that have recently issued equity to raise cash to offset potential cash flow needs related to projected growth, have achieved positive cash flow to cover debt service, or have institutional investors committed to additional funding. The Company seeks to achieve its investment objective by making investments consisting primarily of term loans and equipment financings, and, to a lesser extent, working capital loans, equity and equity-related investments. In addition, the Company may obtain warrants or contingent exit fees at funding, providing an additional potential source of investment returns.
On September 27, 2019, the Company was initially capitalized with the sale of 10 shares of its common stock for $150 to its sole stockholder. On January 16, 2020, the Company completed a private equity offering (the “Private Common Stock Offering”) of shares of its common stock pursuant to which it issued and sold 7,000,000 shares for gross proceeds of approximately $105 million. An over-allotment option related to the Private Common Stock Offering was exercised in full and on January 29, 2020, the Company issued and sold an additional 1,333,333 shares of its common stock for gross proceeds of approximately $20 million. As a result, the Company issued and sold 8,333,333 shares of its common stock for total aggregate gross proceeds of approximately $125 million.
On January 16, 2020, concurrent with the completion of the initial closing of the Private Common Stock Offering, the Company completed a private debt offering (the “144A Note Offering” and together with the Private Common Stock Offering, the “Private Offerings”) of $105 million in aggregate principal amount of the Company’s unsecured 7.00% Notes due 2025 (the “Notes”). An over-allotment option related to the 144A Note Offering was exercised in full and on January 29, 2020, the Company issued and sold an additional $20 million in aggregate principal amount of the Notes. As a result, the Company issued and sold $125 million in aggregate principal amount of the Notes. See “Note 5 — Debt,” “Note 7 — Stockholder’s Equity,” and “Note 12 — Formation Transactions.”
On January 16, 2020, immediately following the initial closings of the Private Offerings, the Company used the proceeds from the Private Offerings to complete a series of transactions (the “Formation Transactions”). Through the Formation Transactions, the Company acquired Trinity Capital Investment, LLC (“TCI”), Trinity Capital Fund II, L.P. (“Fund II”), Trinity Capital Fund III, L.P. (“Fund III”), Trinity

Capital Fund IV, L.P. (“Fund IV”), and Trinity Sidecar Income Fund, L.P. (“Sidecar Fund”) (collectively the “Legacy Funds”) through mergers of the Legacy Funds with and into the Company. Each member/limited partner of the Legacy Funds was given the option to elect to receive cash and or shares of the Company’s common stock in exchange for its limited partner interests or membership interests, as applicable. The general partners, managers or managing members of the Legacy Funds received only shares in exchange for their interests held in such capacities. In addition, as part of the Formation Transactions, the Company purchased the equity interests of Trinity Capital Holdings, LLC (“Trinity Capital Holdings”) for an aggregate purchase price of $10.0 million, which was comprised of 533,332 shares and $2.0 million in cash, and Trinity Capital Holdings became a wholly owned subsidiary of the Company. In connection with the acquisition of the equity interests of Trinity Capital Holdings, the Company assumed a $3.5 million severance related liability due to a former partner of the Legacy Funds. The Formation Transactions constitute a business acquisition and was accounted for in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification, as amended (“ASC”) ASC 805, Business Combinations (“ASC 805”), and as a result the assets acquired and liabilities assumed were recorded at fair values as of January 16, 2020. Transaction costs related to the acquisition of a business are expensed as incurred and excluded from the fair value of the consideration transferred. See “Note 12 — Formation Transactions.”
On January 16, 2020, in connection with the Formation Transactions, the Company became a party to, and assumed, a $300 million credit agreement (the “Credit Facility”) with Credit Suisse AG (“Credit Suisse”) through the Company’s wholly owned subsidiary, Trinity Funding 1, LLC (“TF1”). TF1 was formed on August 14, 2019 as a Delaware limited liability company with the Company as its sole equity member. TF1 is a special purpose bankruptcy-remote entity and is a separate legal entity from the Company. Any assets conveyed to TF1 are not available to creditors of the Company or any other entity other than TF1’s lenders. TF1 is consolidated for financial reporting purposes and in accordance with generally accepted accounting principles in the United States of America (“GAAP”), and the portfolio investments held by this subsidiary are included in the Company’s consolidated financial statements and recorded at fair value. All intercompany balances and transactions have been eliminated.
The Company commenced operations and filed its election to be regulated as a BDC on January 16, 2020.
Basis of Presentation
The Company’s consolidated financial statements are prepared in accordance with GAAP and pursuant to Regulation S-X. As an investment company, the Company follows accounting and reporting guidance determined by the Financial Account Standards Board (“FASB”), in Topic 946 — Financial Services — Investment Companies (“ASC Topic 946”).
Additionally, the accompanying consolidated financial statements of the Company and related financial information have been prepared pursuant to the requirements for reporting on Form 10-Q and Articles 6 and 10 of Regulation S-X. Accordingly, certain disclosures accompanying annual consolidated financial statements prepared in accordance with GAAP are omitted. In the opinion of management, the unaudited interim financial results included herein contain all adjustments and reclassifications that are necessary for the fair presentation of consolidated financial statements for the period included herein.
Principles of Consolidation
Under FASB Accounting Standards Codification (“ASC”) Topic 946, Financial Services — Investment Companies, the Company is precluded from consolidating portfolio company investments, including those in which it has a controlling interest, unless the portfolio company is another investment company. An exception to this general principle occurs if the Company holds a controlling interest in an operating company that provides all or substantially all of its services directly to the Company or to its portfolio companies. None of the portfolio investments made by the Company qualify for this exception. Therefore, the Company’s investment portfolio is carried on the Consolidated Statements of Assets and Liabilities at fair value, as discussed further in Note 3 — Investments, with any adjustments to fair value recognized as “Net unrealized appreciation (depreciation) from investments” on the Consolidated Statement of Operations.

2.
Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.
These estimates and assumptions also affect the reported amounts of revenues, costs and expenses during the reporting period. Management evaluates these estimates and assumptions on a regular basis. Actual results could materially differ from those estimates.
Investment Transactions
Loan originations are recorded on the date of the binding commitment. Realized gains or losses are recorded using the specific identification method as the difference between the net proceeds received and the amortized cost basis of the investment without regard to unrealized gains or losses previously recognized, and include investments written off during the period, net of recoveries. The net change in unrealized gains or losses primarily reflects the change in investment fair values as of the last business day of the reporting period and also includes the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period.
Valuation of Investments
The most significant estimate inherent in the preparation of the Company’s consolidated financial statements is the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded.
The Company’s investments are carried at fair value in accordance with the 1940 Act and ASC Topic 946 and measured in accordance with ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and provides disclosure requirements for fair value measurements. ASC 820 requires the Company to assume that each of the portfolio investments is sold in a hypothetical transaction in the principal or, as applicable, most advantageous market using market participant assumptions as of the measurement date. Market participants are defined as buyers and sellers in the principal market that are independent, knowledgeable and willing and able to transact. The Company values its investments at fair value as determined in good faith pursuant to a consistent valuation policy by the Board in accordance with the provisions of ASC Topic 820 and the 1940 Act.
While the Board is ultimately and solely responsible for determining the fair value of the Company’s investments, the Company has engaged an independent valuation firm to provide the Company with valuation assistance with respect to its investments. The Company engages independent valuation firms on a discretionary basis. Specifically, on a quarterly basis, the Company will identify portfolio investments with respect to which an independent valuation firm will assist in valuing. The Company selects these portfolio investments based on a number of factors, including, but not limited to, the potential for material fluctuations in valuation results, size, credit quality and the time lapse since the last valuation of the portfolio investment by an independent valuation firm.
Investments recorded on the Company’s Consolidated Statements of Assets and Liabilities are categorized based on the inputs to the valuation techniques as follows:
Level 1 —
Investments whose values are based on unadjusted quoted prices for identical assets in an active market that the Company has the ability to access (examples include investments in active exchange-traded equity securities and investments in most U.S. government and agency securities).

Level 2 —
Investments whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investment.

Level 3 —
Investments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (for example, investments in illiquid securities issued by privately held companies). These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the investment.

Given the nature of lending to venture capital-backed growth stage companies, substantially all of the Company’s investments in these portfolio companies are considered Level 3 assets under ASC 820 because there is no known or accessible market or market indexes for these investment securities to be traded or exchanges. The Company uses an internally developed portfolio investment rating system in connection with its investment oversight, portfolio management and analysis and investment valuation procedures. This system takes into account both quantitative and qualitative factors of the portfolio companies. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period. Because of the inherent uncertainty of valuation, these estimated values may differ significantly from the values that would have been reported had a ready market for the investments existed, and it is reasonably possible that the difference could be material.
Debt Securities
The debt securities identified on the Consolidated Schedule of Investments are secured loans and equipment financings made to growth stage companies focused in technology, life sciences and other high growth industries which are backed by a select group of leading venture capital investors.
For portfolio investments in debt securities for which Trinity Capital has determined that third-party quotes or other independent pricing are not available, the Company generally estimates the fair value based on the assumptions that hypothetical market participants would use to value the investment in a current hypothetical sale using an income approach.
In its application of the income approach to determine the fair value of debt securities, Trinity Capital bases its assessment of fair value on projections of the discounted future free cash flows that the security will likely generate, including analyzing the discounted cash flows of interest and principal amounts for the security, as set forth in the associated loan and equipment financing agreements, as well as market yields and the financial position and credit risk of the portfolio company (the “Hypothetical Market Yield Method”). The discount rate applied to the future cash flows of the security is based on the calibrated yield implied by the terms of the Company’s investment adjusted for changes in market yields and performance of the subject company. The Company’s estimate of the expected repayment date of its loans and equipment financings securities is either the maturity date of the instrument or the anticipated pre-payment date, depending on the facts and circumstances. The Hypothetical Market Yield Method analysis also considers changes in leverage levels, credit quality, portfolio company performance, market yield movements, and other factors. If there is deterioration in credit quality or if a security is in workout status, the Company may consider other factors in determining the fair value of the security, including, but not limited to, the value attributable to the security from the enterprise value of the portfolio company or the proceeds that would most likely be received in a liquidation analysis.
Equity-Related Securities and Warrants
Often the Company is issued warrants by issuers as yield enhancements. These warrants are recorded as assets at estimated fair value on the grant date. Depending on the facts and circumstances, the Company usually utilizes a combination of one or several forms of the market approach as well as contingent claim analyses (a form of option analysis) to estimate the fair value of the securities as of measurement date. As part of its application of the market approach, the Company estimates the enterprise value of a portfolio company utilizing customary pricing multiples, based on the development stage of the underlying issuers, or other appropriate valuation methods, such as considering recent transactions in the equity securities of the portfolio company or third-party valuations that are assessed to be indicative of fair value of the respective portfolio company, and, if appropriate based on the facts and circumstances performs an allocation of the enterprise value to the equity securities utilizing a contingent claim analysis and/or other waterfall calculation by which it allocates the enterprise value across the portfolio company’s securities in order of their preference relative to one another.
Fair value estimates are made at discrete points in time based on relevant information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The carrying amounts of the Company’s financial instruments, consisting of cash, investments, receivables, payables and other liabilities approximate the fair values of such items due to the short-term nature of these instruments. See Note 4.
Cash, Cash Equivalents and Restricted Cash
Cash, cash equivalents and restricted cash consist of funds deposited with financial institutions and short-term (original maturity of three months for less) liquid investments in money market deposit accounts. Cash equivalents are classified as Level I assets and are valued using the Net Asset Value (“NAV”) per share of the money market fund. As of March 31, 2020, cash equivalents and restricted cash consisted of $78.3 million held in the Goldman Sachs Financial Square Government Institutional Fund. Cash held in demand deposit accounts may exceed the Federal Deposit Insurance Corporation (“FDIC”) insured limit and therefore is subject to credit risk. As of March 31, 2020, restricted cash consisted of approximately $16.1 million related to the Credit Facility covenants (See “Note 5 — Debt”), and approximately $0.8 million held in escrow related to the payout of a severance related liability assumed as part of the Formation Transactions due to a former partner of the Legacy Funds.
Other Assets
Other assets generally consist of prepaid expenses, fixed assets net of accumulated depreciation, right of use asset, deposits and other assets.
Common Stock Issuance Costs
A portion of the net proceeds of the Private Common Stock Offering was used to pay for offering costs of such offering. Offering costs charged against the proceeds from the Private Common Stock Offering were approximately $10.6 million during the period ended March 31, 2020.
Debt Issuance Costs
The Company records costs related to issuance of debt obligations as deferred financing costs. These costs are deferred and amortized using the effective yield method for the Credit Facility and the Notes, over the stated maturity life of the obligations. As of March 31, 2020, there were $3.3 million and $5.3 million of deferred financing costs netted against the Credit Facility and the Notes balances, respectively, on the Company’s Consolidated Statements of Assets and Liabilities.
Income Recognition
Interest Income
The Company recognizes interest income on an accrual basis and recognizes it as earned in accordance with the contractual terms of the loan agreement to the extent that such amounts are expected to be collected. Original issue discount (“OID”) initially includes the estimated fair value of detachable equity warrants obtained in conjunction with the origination of debt securities and is accreted into interest income over the term of the loan as a yield enhancement based on the effective yield method. In addition, the Company may also be entitled to an end of term (“EOT”) fee. Debt EOT fees to be paid at the termination of the financing arrangements are accreted into interest income over the contractual life of the debt based on the effective yield method. At March 31, 2020, Trinity Capital had an EOT payment receivable of $32.1 million, which is included as a component of the cost basis of the Company’s current debt securities.
The Company has a limited number of debt investments in its portfolio that contain a payment-in-kind (“PIK”) provision. Contractual PIK interest, which represents contractually deferred interest added to the loan balance that is generally due at the end of the loan term, is generally recorded on an accrual basis to the extent such amounts are expected to be collected. The Company will generally cease accruing PIK interest if there is insufficient value to support the accrual or management does not expect the portfolio company to be able to pay all principal and interest due. Trinity Capital recorded approximately $0.4 million in PIK interest income during the three months ended March 31, 2020.
Income related to application or origination payments, net of related expenses, and generally collected in advance, includes loan commitment and facility fees for due diligence and structuring, as well as fees for transaction services rendered by the Company to borrowers or lessees. Loan and commitment fees in excess of the related expenses are amortized into interest income over the contractual life of the loan. In certain loan arrangements, warrants or other equity interests are received from the borrower as additional origination fees. The Company recognizes nonrecurring fees over the remaining term of the loan commencing in the quarter relating to specific loan modifications.
Non-Accrual Policy
When a debt security becomes 90 days or more past due, or if management otherwise does not expect that principal, interest, and other obligations due will be collected in full, the Company will generally place the debt security on non-accrual status and cease recognizing interest income on that debt security until all principal and interest due has been paid or the Company believes the borrower has demonstrated the ability to repay its current and future contractual obligations. Any uncollected interest is reversed from income in the period that collection of the interest receivable is determined to be doubtful. However, the Company may make exceptions to this policy if the investment has sufficient collateral value and is in the process of collection.
At March 31, 2020, loans to three portfolio companies were on non-accrual status with a total cost of approximately $4.8 million and a total fair market value of approximately $3.3 million, or 0.8%, of the fair value of the Company’s investment portfolio.
Net Realized Gains or Losses
Realized gains or losses are measured by the difference between the net proceeds from the sale or redemption of an investment or a financial instrument and the cost basis of the investment or financial instrument, without regard to unrealized appreciation or depreciation previously recognized, and includes investments written-off during the period net of recoveries and realized gains or losses from in-kind redemptions. Certain fees are recognized as one-time realized gains, including prepayment penalties, exit fees related to change in control, fees related to select covenant default waiver fees and OID related to early loan pay-off or material modification of the specific debt outstanding.
Net Unrealized Appreciation or Depreciation
Net unrealized appreciation or depreciation reflects the net change in the fair value of the investment portfolio and financial instruments and the reclassification of any prior period unrealized appreciation or depreciation on exited investments and financial instruments to realized gains or losses.
Income Taxes
Trinity Capital intends to elect to be treated for U.S. federal tax purposes as a RIC under Subchapter M of the Code and operate in a manner so as to qualify annually thereafter for the tax treatment applicable to RICs. As a RIC, Trinity Capital generally will not pay corporate-level income tax on the portion of its taxable income distributed to stockholders, generally required to be at least 90% of its investment company taxable income (which is generally its net ordinary taxable income and realized net short-term capital gains in excess of realized net long-term capital losses) and 90% of its tax-exempt income to maintain its RIC status (pass-through tax treatment for amounts distributed).
The Company evaluates tax positions taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority in accordance with ASC Topic 740, Income Taxes (“ASC 740”), as modified by ASC Topic 946. Tax benefits of positions not deemed to meet the more-likely-than-not threshold, or uncertain tax positions, would be recorded as tax expense in the current year. It is the Company’s policy to recognize accrued interest and penalties related to uncertain tax benefits in income tax expense. The Company has no material uncertain tax positions at March 31, 2020. All the Company’s tax returns remain subject to examination by US federal and state tax authorities.
In order for the Company not to be subject to federal excise taxes, it must distribute annually an amount at least equal to the sum of (i) 98% of its ordinary income (taking into account certain deferrals and elections), (ii) 98.2% of its net capital gains from the current year and (iii) any undistributed ordinary income and net capital gains from preceding year on which it paid corporate-level U.S. federal income tax. The Company, at its discretion, may carry forward taxable income in excess of calendar year dividends and pay a 4% excise tax on this income. If the Company chooses to do so, this generally would increase expenses and reduce the amount available to be distributed to stockholders. The Company will accrue excise tax on estimated undistributed taxable income as required on an annual basis. For the period ended March 31, 2020, the Company did not incur an expense for excise tax.
Distributions
Distributions to common stockholders are recorded on the record date. The amount to be paid out as a dividend is determined by the Board each quarter and is generally based upon the earnings estimated by management. Net realized capital gains, if any, are distributed at least annually, although the Company may decide to retain such capital gains for investment.
3.
Investments

The Company provides debt, including loans and equipment financings, to growth stage companies, including venture capital-backed companies and companies with institutional equity investors, primarily in the United States. The Company’s investment strategy includes making investments consisting primarily of term loans and equipment financings, and, to a lesser extent, working capital loans, equity and equity-related investments. In addition, the Company may obtain warrants or contingent exit fees at funding from many of the portfolio companies.
Debt Securities
The Company’s debt securities primarily consist of direct investments in interest-bearing secured loans and equipment financings to privately held companies based in the United States. Our secured loans are generally secured by a blanket first lien or a blanket second lien on the assets of the portfolio company. Our equipment financings typically include a specific asset lien on mission critical assets as well as a second lien on the assets of the portfolio company. These debt securities typically have a term of between three and five years from the original investment date. Certain of the debt securities are “covenant-lite” loans, which generally are loans that do not have a complete set of financial maintenance covenants and have covenants that are incurrence-based, meaning they are only tested and can only be breached following an affirmative action of the borrower rather than by a deterioration in the borrower’s financial condition. The equipment financings in our investment portfolio generally have fixed interest rates. The loans in our investment portfolio generally have fixed interest rates or floating interest rates subject to interest rate floors. All debt securities generally include an EOT payment.
The specific terms of each debt security depend on the creditworthiness of the portfolio company and the projected value of the financed assets. Occasionally, we will offer an initial period of lower financing factor to companies with stronger creditworthiness, which is analogous to an interest-only period on a traditional term loan. Equipment financings may include upfront interim payments and security deposits. Equipment financing arrangements have various structural protections, including customary default penalties, information and reporting rights, material adverse change or investor abandonment provisions, consent rights for any additions or changes to senior debt, and, as needed, intercreditor agreements with cross-default provisions to protect the Company’s second lien positions.
Warrants
In connection with our debt investments, we occasionally receive equity warrants in the portfolio company. Warrants received in connection with a debt investment typically include a potentially discounted contract price to exercise, and thus, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We typically structure the warrants to provide provisions protecting our rights as a minority-interest holder, as well as secured or unsecured put rights, or rights to sell such securities back to the portfolio company, upon the occurrence of specified events. In certain cases, we also may obtain follow-up rights in connection with these equity interests, which allow us to participate in future financing rounds.
Direct Equity Investments
In limited instances, we also will seek to make direct equity investments in situations where it is appropriate to align our interests with key management and stockholders of our portfolio companies, and to allow for participation in the appreciation in the equity values of portfolio companies. We usually make our direct equity investments in connection with debt investments. In addition, we may have both equity warrants and direct equity positions in some of our portfolio companies. We seek to maintain fully diluted equity positions in our portfolio companies of 5% to 50% and may have controlling equity interests in some instances.
Portfolio Investment Classification
Trinity Capital classifies its Investment Portfolio in accordance with the requirements of the 1940 Act. Under the 1940 Act, (a) “Control Investments” are defined as investments in which Trinity Capital owns more than 25% of the voting securities or has rights to maintain greater than 50% of the board representation, (b) “Affiliate Investments” are defined as investments in which the Company owns between 5% and 25% (inclusive) of the voting securities and does not have rights to maintain greater than 50% of the board representation, and (c) “Non-Control/Non-Affiliate Investments” are defined as investments that are neither Control Investments nor Affiliate Investments. Each of the Company’s investment portfolio is carried on the Statement of Assets and Liabilities as investments at fair value, with any adjustments to fair value recognized as “net unrealized appreciation (depreciation) from investments” in the Company’s Consolidated Statement of Operations until the investment is realized, usually upon exit, resulting in any gain or loss being recognized as a “net realized gain (loss)”.
Portfolio Industry Classification
Trinity Capital’s portfolio investments are in companies conducting business in a variety of industries. The following table summarizes the composition of the Company’s portfolio investments by industry at cost and fair value and as a percentage of the total portfolio as of March 31, 2020 (dollars in thousands):
	Cost		Fair Value
Industry	Amount	%	Amount	%
Professional, Scientific, and Technical Services	$111,322	25%	$106,601	27%
Manufacturing	91,164	22%	83,749	21%
Retail Trade	60,530	14%	57,522	14%
Information	41,020	10%	38,666	10%
Utilities	20,875	5%	20,771	5%
Agriculture, Forestry, Fishing and Hunting	21,040	5%	20,714	5%
Real Estate and Rental and Leasing	17,380	4%	16,834	4%
Finance and Insurance	15,482	4%	15,035	4%
Educational Services	12,463	3%	12,386	3%
Wholesale Trade	8,268	2%	7,426	2%
Administrative and Support and Waste Management and Remediation Services	7,514	2%	7,128	2%
Health Care and Social Assistance	8,926	2%	6,382	2%
Construction	6,886	2%	5,379	1%
Total	$422,870	100%	$398,593	100%

The geographic composition is determined by the location of the corporate headquarters of the portfolio company. The following table summarizes the composition of the Company’s portfolio investments by geographic region of the United States and other countries at cost and fair value and as a percentage of the total portfolio as of March 31, 2020 (dollars in thousands):
	Cost		Fair Value
Geographic Region	Amount	%	Amount	%
West	$210,799	50%	$197,821	50%
Northeast	111,100	26%	104,618	26%
South	33,296	8%	32,437	8%
Mountain	24,082	6%	23,369	6%
Canada	20,344	5%	20,240	5%
Midwest	18,185	4%	15,305	4%
Southeast	5,064	1%	4,803	1%
Total	$422,870	100%	$398,593	100%
The following table summarizes the composition of the Company’s portfolio investments by investment type at cost and fair value and as a percentage of the total portfolio as of March 31, 2020 (dollars in thousands):
	Cost		Fair Value
Investment	Amount	%	Amount	%
Secured Loan	$294,242	70%	$282,069	71%
Equipment Financing	89,637	21%	88,435	22%
Equity	22,011	5%	14,952	4%
Warrants	16,980	4%	13,137	3%
Total	$422,870	100%	$398,593	100%
The following table represents the Schedule of Investments in and advances to affiliates, summarizing the Company’s realized gains and losses and changes in unrealized appreciation and depreciation on control and affiliate investments for the three months ended March 31, 2020 (in thousands, except share data):

		As of March 31, 2020			For the Three Months Ended March 31, 2020
Portfolio Company	Investment(1)	Fair Value	Principal	Shares	Interest Income	Net change in Unrealized (Depreciation)/ Appreciation	Realized Gain/(Loss)
Control Investments
Edeniq, Inc.	Senior Secured, June 1, 2021 Fixed Interest Rate 13.0%; EOT 9.5%	$1,463	$3,817	n/a	$—	$(417)	$—
	Senior Secured, September 1, 2021 Fixed Interest Rate 13.0%; EOT 9.5%	1,050	2,868	n/a	—	(298)	—
	Warrants, December 23, 2026, Preferred Series B	—	n/a	2,685,501	—	—	—
	Warrants, December 23, 2026, Preferred Series B	—	n/a	2,184,672	—	—	—
	Warrants, March 12, 2028, Preferred Series C	—	n/a	5,106,972	—	—	—
	Warrants, October 15, 2028, Preferred Series C	—	n/a	3,850,294	—	—	—
	Preferred Series C	—	n/a	7,807,499	—	—	—
	Preferred Series B	—	n/a	2,441,082	—	—	—
	Convertible Note	—	1,680	n/a	—	—	—
Vertical Communications, Inc.	Senior Secured, March 1, 2022, Fixed Interest Rate 12.0%; EOT 6.5%	8,067	8,000	n/a	—	(179)	—
	Senior Secured, March 1, 2022, Fixed Interest Rate 12.0%; EOT 6.5%	1,044	1,000	n/a	—	(30)	—
	Senior Secured, March 1, 2022, Fixed Interest Rate 12.0%; EOT 8.5%	486	500	n/a	—	(14)	—
	Senior Secured, March 1, 2022, Fixed Interest Rate 15.8%; EOT 8.5%	486	500	n/a	—	(14)	—
	Senior Secured, March 1, 2022, Fixed Interest Rate 15.8%; EOT 8.5%	1,944	2,000	n/a	—	(56)	—
	Warrants July 11, 2026 Preferred Series A	—	n/a	828,479	—	—	—
	Preferred Series 1	—	n/a	3,892,485	—	—	—
	Senior Secured Convertible Notes	391	5,500	n/a	—	(3,575)	—
Workwell Prevention and Care	Senior Secured, March 1, 2024 Fixed Interest Rate 8.1%; EOT 10.0%	3,244	3,370	n/a	46	(315)	—
	Senior Secured, March 1, 2024 Fixed Interest Rate 8.0%; EOT 10.0%	669	700	n/a	13	(49)	—
	Common Stock	—	n/a	7,000,000	—	(51)	—
	Preferred Series P	1,376	n/a	3,450	—	(2,074)	—
	Convertible Note	1,094	1,100	n/a	—	(56)	—
Total Control Investments		$21,314			$59	$(7,128)	$—
Affiliate Investments
Project Frog, Inc.	Senior Secured July 1, 2020 Fixed Interest Rate 8%; EOT 8.7%	3,202	3,078	n/a	116	(298)	—
	Warrants July 26, 2026 Preferred Series AA	9	n/a	391,990	—	(9)	—
	Preferred Series AA-1	380	n/a	8,118,527	—	(322)	—
	Preferred Series BB	1,789	n/a	6,300,134	—	(878)	—
Total Affiliate Investments		$5,380			$116	$(1,507)	$—
Total Control and Affiliate Investments		$26,694			$175	$(8,635)	$—

(1)
This schedule should be read in conjunction with the Consolidated Schedule of Investments and notes to the financial statements. Supplemental information can be located within the Consolidated Schedule of Investments including cost of investments and if the investments are income producing.

Unconsolidated Significant Subsidiaries
In accordance with Rule 10-01(b)(1) of Regulation S-X, Trinity Capital must determine which of its unconsolidated controlled portfolio companies, if any, are considered “significant subsidiaries.” In evaluating these unconsolidated controlled portfolio companies, there are three significance tests utilized per Rule 1-02(w) of Regulation S-X to determine if any of Trinity Capital’s Control Investments (as defined in Note 2) are considered significant subsidiaries: the investment test, the asset test, and the income test. As of March 31, 2020, Trinity Capital had no single investment that met any of these three tests.
Certain Risk Factors
In the ordinary course of business, the Company manages a variety of risks including market risk, credit risk and liquidity risk. The Company identifies, measures and monitors risk through various control mechanisms, including trading limits and diversifying exposures and activities across a variety of instruments, markets and counterparties.
Market risk is the risk of potential adverse changes to the value of financial instruments because of changes in market conditions, including as a result of changes in the credit quality of a particular issuer, credit spreads, interest rates, and other movements and volatility in security prices or commodities. In particular, the Company may invest in issuers that are experiencing or have experienced financial or business difficulties (including difficulties resulting from the initiation or prospect of significant litigation or bankruptcy proceedings), which involves significant risks. The Company manages its exposure to market risk through the use of risk management strategies and various analytical monitoring techniques.
The Company’s investments may, at any time, include securities and other financial instruments or obligations that are illiquid or thinly traded, making purchase or sale of such securities and financial instruments at desired prices or in desired quantities difficult. Furthermore, the sale of any such investments may be possible only at substantial discounts, and it may be extremely difficult to value any such investments accurately.
The Company’s investments consist of growth stage companies, many of which have relatively limited operating histories and also may experience variation in operating results. Many of these companies conduct business in regulated industries and could be affected by the changes in government regulations. Most of the Company’s borrowers will need additional capital to satisfy their continuing working capital needs and other requirements, and in many instances, to service the interest and principal payments on the debt.
4.
Fair Value of Financial Instruments

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Trinity Capital accounts for its investments at fair value.
In accordance with ASC 820, Trinity Capital has categorized its investments based on the priority of the inputs to the valuation technique into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical investments (Level 1) and the lowest priority to unobservable inputs (Level 3). See “Note 2 — Summary of Significant Accounting Policies”.
As required by ASC 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Therefore, unrealized appreciation and depreciation related to such investments categorized within the Level 3 tables below may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3).
As of March 31, 2020, the Company’s portfolio investments consisted primarily of investments in secured loans and equipment financings. All of the Company’s portfolio investments were categorized as Level 3 as of March 31, 2020. The Company held no portfolio investments as of December 31, 2019.
The fair value determination of each portfolio investment categorized as Level 3 required one or more of the following unobservable inputs:
•
Financial information obtained from each portfolio company, including unaudited statements of operations and balance sheets for the most recent period available as compared to budgeted numbers;

•
Current and projected financial condition of the portfolio company;

•
Current and projected ability of the portfolio company to service its debt obligations;

•
Type and amount of collateral, if any, underlying the investment;

•
Current financial ratios (e.g., fixed charge coverage ratio, interest coverage ratio and net debt/EBITDA ratio) applicable to the investment;

•
Current liquidity of the investment and related financial ratios (e.g., current ratio and quick ratio);

•
Pending debt or capital restructuring of the portfolio company;

•
Projected operating results of the portfolio company;

•
Current information regarding any offers to purchase the investment;

•
Current ability of the portfolio company to raise any additional financing as needed;

•
Changes in the economic environment, which may have a material impact on the operating results of the portfolio company;

•
Internal occurrences that may have an impact (both positive and negative) on the operating performance of the portfolio company;

•
Qualitative assessment of key management;

•
Contractual rights, obligations or restrictions associated with the investment; and

•
Time to exit

The use of significant unobservable inputs creates uncertainty in the measurement of fair value as of the reporting date. The significant unobservable inputs used in the fair value measurement of the Company’s investments, are (i) earnings before interest, tax, depreciation, and amortization (“EBITDA”) and revenue multiples (both projected and historic), and (ii) volatility assumptions. Significant increases (decreases) in EBITDA and revenue multiple inputs in isolation would result in a significantly higher (lower) fair value measurement. Similarly, significant increases (decreases) in volatility inputs in isolation would result in a significantly higher (lower) fair value assessment. On the contrary, significant increases (decreases) in weighted average cost of capital (“WACC”) inputs in isolation would result in a significantly lower (higher) fair value measurement. However, due to the nature of certain investments, fair value measurements may be based on other criteria, such as third-party appraisals of collateral and fair values as determined by independent third parties, which are not presented in the tables below.
During the three months ended March 31, 2020, all the Company’s portfolio investments were Level 3. Debt investments include both secured loans and equipment financing securities. The following table provides a summary of the significant unobservable inputs used to fair value the Level 3 portfolio investments as of March 31, 2020 (dollars in thousands):

Investment Type – Level Three Investments	Fair Value as of March 31, 2020	Valuation Techniques/ Methodologies	Unobservable Inputs(1)	Range	Weighted Average(2)
Debt investments	$343,109	Discounted Cash Flows	Hypothetical Market Yield	6.7% – 33.9%	16.3%
	12,027	Market Comparable Companies	Comparable Company	0.47x	0.47x
	15,368	Other	Enterprise Discounted Cash Flows	18.5% – 67.1%	36.7%
			Revenue Multiple(3)	0.7x – 1.0x	.86x
			Probability Weighting of Alternative Outcomes	75.0% – 90.0%	90.0%
Equity investments	2,470	Market Comparable Companies	Revenue Multiple(3)	1.1x	.16x
			Company Specific Adjustment(4)	0.0%	0.0%
	12,482	Market Comparable Companies	Revenue Multiple(3)	1.0x – 3.5x	2.6x
			Company Specific Adjustment(4)	(2.5)%	(2.5)%
			Probability Weighting of Alternative Outcomes	40.0%	40.0%
			Weighted Average Cost of Capital	16.0%	16.0%
		Option Pricing Model	Volatility(5)	75.00%	75.0%
			Risk-Free Interest Rate	0.20%	0.2%
			Estimated Time to Exit (in years)	2.0	2.0
Warrants	13,137	Market Comparable Companies	Revenue Multiple(3)	0.6x – 19.0x	4.9x
			Company Specific Adjustment(4)	(65.0)% – 200.0%	30.90%
		Option Pricing Model	Volatility(5)	25.0% – 165%	49.3%
			Risk-Free Interest Rate	0.2% – 2.6%	1.8%
			Estimated Time to Exit (in years)	0.8 – 7.7	5.0
Total Level Three Investments	$398,593

(1)
The significant unobservable inputs used in the fair value measurement of the Company’s debt securities are hypothetical market yields and premiums/(discounts). The hypothetical market yield is defined as the exit price of an investment in a hypothetical market to hypothetical market participants where buyers and sellers are willing participants. The significant unobservable inputs used in the fair value measurement of the Company’s equity and warrant securities are revenue multiples and portfolio company specific adjustment factors. Additional inputs used in the option pricing model (“OPM”) include industry volatility, risk free interest rate and estimated time to exit. Significant increases (decreases) in the inputs in isolation would result in a significantly higher (lower) fair value measurement, depending on the materiality of the investment. For some investments, additional consideration may be given to data from the last round of financing or merger/acquisition events near the measurement date.

(2)
Weighted averages are calculated based on the fair market value of each investment.

(3)
Represents amounts used when the Company has determined that market participants would use such multiples when pricing the investments.

(4)
Represents amounts used when the Company has determined market participants would take into account these discounts when pricing the investments.

(5)
Represents the range of industry volatility used by market participants when pricing the investment.

The following table provides a summary of changes in the debt, including loans and equipment financings (collectively “Debt”), equity, and equity warrants fair value of the Company’s Level 3 portfolio investments for the three months ended March 31, 2020 (in thousands):

	Type of Investment
	Debt	Equity	Equity Warrants	Total
Fair Value at January 1, 2020	$—	$—	$—	$—
Formation Transactions acquisitions	375,858	24,066	17,099	417,023
Purchases	45,603	1,800	336	47,739
Amortization and Accretion	2,074	—	—	2,074
Net Realized Gain (Loss)	959	—	(456)	503
Change in Unrealized Appreciation (Depreciation)	(13,375)	(7,060)	(3,842)	(24,277)
Proceeds from Paydowns and Sales	(40,615)	(3,854)	—	(44,469)
Fair Value at March 31, 2020	$370,504	$14,952	$13,137	$398,593
During the three months ended March 31, 2020, there were no transfers in or out of Level 3.
Financial Instruments Disclosed, But Not Carried at Fair Value
As discussed in “Note 5 — Debt”, as of March 31, 2020, the Notes have a fixed interest rate with a carrying value of approximately $119.7 million, net of unamortized deferred financing costs of $5.3 million. The fair value of the Notes as of March 31, 2020 was approximately $116 million and was determined using a market yield approach with Level 3 inputs.
As of March 31, 2020, the carrying value of the Credit Facility is approximately $126.7 million, net of unamortized deferred financing costs of $3.3 million. The carrying value of the Company’s credit facility as of March 31, 2020 approximates its fair value as the debt, issued at market terms, includes variable interest rates, as discussed in Note 5, and is included in Level 3 of the hierarchy.
The fair value amounts have been measured as of the reporting date and have not been reevaluated or updated for purposes of these financial statements subsequent to that date. As such, the fair values of these financial instruments subsequent to the reporting date may be different than amounts reported.
5.
Debt

Credit Suisse Credit Facility
On January 9, 2020, TF1 and its affiliates borrowed $190.0 million under the Credit Facility, and during the three months ended March 31, 2020, repayments of approximately $60.0 million were made to Credit Suisse. In conjunction with the Credit Facility, the Company incurred approximately $3.7 million of financing costs which were capitalized and deferred. For the three months ended March 31, 2020, approximately $0.4 million of such financing costs was amortized over the term of the agreement and recorded as interest expense. Borrowings under the Credit Facility bear interest at a rate of the three-month London Interbank Offered Rate (“LIBOR”) plus 3.25%. As of March 31, 2020, unamortized deferred financing costs related to the Credit Facility were $3.3 million and were included in Credit Facility on the Consolidated Statement of Assets and Liabilities.
On January 16, 2020, in connection with the Formation Transactions (see “Note 12 — Formation Transactions”), through our wholly owned subsidiary TF1, the Company became a party to, and assumed, the Credit Facility with Credit Suisse. The Credit Facility was entered into effective January 8, 2020 and matures on January 8, 2022, unless extended. The Credit Facility is collateralized by all investments held by TF1 and permits an advance rate of up to 65% of eligible investments. The Company has the ability to borrow up to an aggregate of $300.0 million, and the Credit Facility borrowing base contains certain criteria for eligible investments and includes concentration limits as defined in the Credit Facility. At March 31, 2020, the Company had approximately $130 million in borrowings outstanding under the Credit Facility and a borrowing capacity of approximately $57.9 million.
The summary information regarding the Credit Facility for the three months ended March 31, 2020 is as follows (dollars in thousands):

For the Three Months Ended March 31, 2020
Borrowing interest expense	$1,713
Amortization of deferred financing costs	434
Total interest and amortization of deferred financing costs	$2,147
Weighted average interest rate	4.88%
Weighted average outstanding balance	$150,357
The Credit Facility contains covenants that, among other things, require the Company to maintain minimum tangible net worth and leverage ratios, minimum cash balance of $15.0 million, and a cash reserve of 60 days for interest.
7.00% Notes due 2025
Concurrent with the completion of the Private Common Stock Offering, on January 16, 2020, the Company completed a private offering of $105.0 million in aggregate principal amount of the Notes in reliance upon the available exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). Keefe, Bruyette & Woods, Inc. (“KBW”) acted as the initial purchaser in connection with the 144A Note Offering pursuant to a purchase agreement, dated January 8, 2020 (the “144A Note Purchase Agreement”), by and between the Company and KBW. Pursuant to the 144A Note Purchase Agreement, the Company granted KBW an option to purchase or place up to an additional $20.0 million in aggregate principal amount of the Notes within 30 days of the date of the 144A Note Purchase Agreement to cover additional allotments, if any, made by KBW (the “144A Note Over-Allotment Option”). KBW exercised the 144A Note Over-Allotment Option in full and on January 29, 2020, the Company issued and sold an additional $20.0 million in aggregate principal amount of the Notes. As a result, the Company issued and sold a total of $125.0 million in aggregate principal amount of the Notes pursuant to the 144A Note Offering.
The Notes were issued pursuant to an Indenture dated as of January 16, 2020 (the “Base Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”), and a First Supplemental Indenture, dated as of January 16, 2020 (the “First Supplemental Indenture” and together with the Base Indenture, the “Indenture”), between the Company and the Trustee. The Notes mature on January 16, 2025 (the “Maturity Date”), unless repurchased or redeemed in accordance with their terms prior to such date. The Notes are redeemable, in whole or in part, at any time, or from time to time, at the Company’s option, on or after January 16, 2023 at a redemption price equal to 100% of the outstanding principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of redemption. The holders of the Notes do not have the option to have the Notes repaid or repurchased by the Company prior to the Maturity Date of the Notes.
The Notes bear interest at a fixed rate of 7.00% per year payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2020. The Notes are direct, general unsecured obligations of the Company and will rank senior in right of payment to all of the Company’s future indebtedness or other obligations that are expressly subordinated, or junior, in right of payment to the Notes. The Notes will rank pari passu, or equal, in right of payment with all of the Company’s existing and future indebtedness or other obligations that are not so subordinated, or junior. The Notes will rank effectively subordinated, or junior, to any of the Company’s future secured indebtedness or other obligations (including unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness. The Notes will rank structurally subordinated, or junior, to all existing and future indebtedness and other obligations (including trade payables) incurred by the Company’s subsidiaries, financing vehicles, or similar facilities, including, without limitation, borrowings under the Credit Facility.
The Indenture contains certain covenants, including covenants requiring the Company to (i) comply with the asset coverage requirements of the 1940 Act, whether or not the Company is subject to those requirements, and (ii) provide financial information to the holders of the Notes and the Trustee if the Company is no longer subject to the reporting requirements under the Securities Exchange Act of 1934, as amended. These covenants are subject to important limitations and exceptions that are described in the Indenture.

Concurrently with the closing of the 144A Note Offering, the Company entered into a registration rights agreement (the “Notes Registration Rights Agreement”) for the benefit of the purchasers of the Notes in the 144A Note Offering. Under the Notes Registration Rights Agreement and subject to the terms and conditions provided therein, the Company has agreed to use its commercially reasonable efforts to file with or confidentially submit to the SEC a resale registration statement for the Notes issued and sold in the 144A Note Offering, within 180 days after the Issue Date (or if such 180th day is not a business day, the next succeeding business day).
Under the Notes Registration Rights Agreement, the Company has also agreed to use its commercially reasonable efforts to cause such resale registration statement to become or be declared effective by the SEC at the earliest possible time after the initial filing thereof, but in no event later than 270 days after the Issue Date (or if such 270th day is not a business day, the next succeeding business day), and to continuously maintain such registration statement’s effectiveness under the Securities Act, subject to certain permitted blackout periods, for the period described in the Notes Registration Rights Agreement.
Aggregate offering costs in connection with the transaction, including the underwriter’s discount and commissions, were approximately $5.5 million which were capitalized and deferred. For the three months ended March 31, 2020, approximately $0.2 million of such offering costs was amortized and recorded as interest expense. As of March 31, 2020, unamortized deferred financing costs related to the Notes were $5.3 million and were included in the Notes on the Consolidated Statement of Assets and Liabilities.
For the three months ended March 31, 2020, the components of interest expense and related fees for the Notes are as follows (in thousands):
For the Three Months Ended March 31, 2020
Notes interest expense	$1,847
Amortization of deferred financing costs	232
Total interest and amortization of deferred financing costs	$2,079

6.
Commitments and Contingencies

Unfunded Commitments
The Company’s commitments and contingencies consist primarily of unused commitments to extend credit in the form of loans to the Company’s portfolio companies. A portion of these unfunded contractual commitments as of March 31, 2020 are dependent upon the portfolio company reaching certain milestones before the debt commitment becomes available. Furthermore, the Company’s credit agreements contain customary lending provisions that allow the Company relief from funding obligations for previously made commitments in instances where the underlying company experiences materially adverse events that affect the financial condition or business outlook for the Company. Since a portion of these commitments may expire without being withdrawn, unfunded contractual commitments do not necessarily represent future cash requirements. As such, the Company’s disclosure of unfunded contractual commitments includes only those which are available at the request of the portfolio company and are unencumbered by milestones.
As of March 31, 2020, the Company had $1.4 million of unfunded commitments to one portfolio company, Exela Inc., which are available at the request of the portfolio company and unencumbered by milestones. The fair value of this unfunded commitment is considered to approximate the cost as the yield determined at the time of underwriting is expected to be materially consistent with the yield upon funding.
The Company will fund its unfunded commitments from the same sources it uses to fund its investment commitments that are funded at the time they are made (which are typically through existing cash and cash equivalents and borrowings under the Credit Facility).
In the normal course of business, the Company enters into contracts that provide a variety of representations and warranties, and general indemnifications. Such contracts include those with certain service providers, brokers and trading counterparties. Any exposure to the Company under these arrangements is unknown as it would involve future claims that may be made against the Company; however, based on the Company’s experience, the risk of loss is remote and no such claims are expected to occur. As such, the Company has not accrued any liability in connection with such indemnifications.
Leases
Effective January 1, 2019, FASB ASU 2016-02, Leases (Topic 842), (“ASU 2016-02”) required that a lessee evaluate its leases to determine whether they should be classified as operating or financing leases. Trinity Capital identified one significant operating lease for its office space. The lease commenced February 21, 2017 and expires July 31, 2022. The lease contains a five-year extension option for a final expiration date of January 31, 2027 which the company does not anticipate exercising.
Total lease expense incurred by Trinity Capital for the three months ended March 31, 2020 was $51 thousand. As of March 31, 2020, the right of use asset related to the operating lease was $0.5 million and included in Other Assets in the Consolidated Statement of Assets and Liabilities, and the lease liability was $0.5 million and included in Other Liabilities in the Consolidated Statement of Assets and Liabilities. As of March 31, 2020, the remaining lease term was 2.3 years and the discount rate was 3.25%.
The following table shows future minimum payments under Trinity Capital’s operating lease as of March 31, 2020 (in thousands):
For the Years Ended December 31,
2020	$220
2021	224
2022	133
Total	$577
Legal Proceedings
The Company may, from time to time, be involved in litigation arising out of its operations in the normal course of business or otherwise. Furthermore, third parties may try to seek to impose liability on the Company in connection with the activities of its portfolio companies. As of March 31, 2020, there are no material legal matters or litigation pending of which we are aware.
7.
Stockholder’s Equity

Private Offerings
On January 16, 2020, we completed a private offering of shares of our common stock in reliance upon the available exemptions from the registration requirements of the Securities Act, pursuant to which we issued and sold 7,000,000 shares of our common stock for aggregate gross proceeds of approximately $105.0 million. KBW acted as the initial purchaser and placement agent in connection with the Private Common Stock Offering pursuant to a Purchase/Placement Agreement, dated January 8, 2020 (the “Private Common Stock Purchase Agreement”), by and between us and KBW. Pursuant to the Private Common Stock Purchase Agreement, we granted KBW an option to purchase or place up to an additional 1,333,333 shares of our common stock within 30 days of the date of the Private Common Stock Purchase Agreement to cover additional allotments, if any, made by KBW (the “Private Common Stock Over-Allotment Option”). KBW exercised the Private Common Stock Over-Allotment Option in full and on January 29, 2020, we issued and sold an additional 1,333,333 shares of our common stock. As a result, we issued and sold a total of 8,333,333 shares of our common stock pursuant to the Private Common Stock Offering for aggregate net proceeds of approximately $114.4 million, net of offering costs of approximately $10.6 million.
Concurrently with the closing of the Private Common Stock Offering, we entered into a registration rights agreement (the “Common Stock Registration Rights Agreement”), for the benefit of the purchasers of the shares of our common stock in the Private Common Stock Offering and the Legacy Investors that received shares of our common stock in connection with the Formation Transactions (the “Registrable Shares”). Under the Common Stock Registration Rights Agreement and subject to the terms and conditions provided therein, the Company has agreed to use commercially reasonable efforts to file with the SEC a resale registration statement for the Registrable Shares, including shares of our common stock issued by stock dividend, stock distribution, stock split, or otherwise at the time of such filing, as soon as reasonably practicable, but in no event later than May 15, 2020.
Under the Common Stock Registration Rights Agreement, the Company has also agreed to use commercially reasonable efforts to cause such resale registration statement to be declared effective by the SEC and to have such Registrable Shares listed on a national securities exchange as soon as practicable after the initial filing thereof, but in no event later than December 31, 2020, and to continuously maintain such registration statement’s effectiveness under the Securities Act, subject to certain permitted blackout periods, for the period described in the Common Stock Registration Rights Agreement.
Formation Transactions
In the Formation Transactions, all of the assets and liabilities of the Legacy Funds were acquired and assumed by the Company. In consideration for the Legacy Funds we issued 9,183,185 shares of our common stock at $15.00 per share for a total value of approximately $137.7 million, and paid approximately $108.7 million in cash to the Legacy Funds’ investors, which included the general partners/managers of the Legacy Funds (the “Legacy Investors”). The acquisition consideration of the Formation Transactions was based on valuations as of December 31, 2019, as adjusted for assets that were disposed of by the Legacy Funds, as well as earnings, capital contributions and distributions paid to the members/limited partners, and material events affecting the portfolio companies of the Legacy Funds subsequent to December 31, 2019 and through the closing date of the Formation Transactions.
As part of the Formation Transactions, we also used a portion of the proceeds of the Private Offerings to acquire 100% of the equity interests of Trinity Capital Holdings, for an aggregate purchase price of $10.0 million, which was comprised of 533,332 shares of our common stock totaling approximately $8.0 million and approximately $2.0 million in cash. In connection with the acquisition of the equity interests of Trinity Capital Holdings, the Company also assumed a $3.5 million severance related liability due to a former partner of the Legacy Funds. As a result of this transaction, Trinity Capital Holdings became a wholly owned subsidiary of the Company. See “Note 12 — Formation Transactions”.
Long-Term Incentive Plan
The Board has approved the 2019 Trinity Capital Inc. Long-Term Incentive Plan and the Trinity Capital Inc. 2019 Non-Employee Director Restricted Stock Plan, each to be effective upon receipt of exemptive relief from the SEC and stockholder approval of such plans. We have applied for an exemptive order from the SEC to permit us to issue such securities under such plans. If exemptive relief is obtained, the Compensation Committee may award such securities in such amounts and on such terms as the Compensation Committee determines and consistent with any exemptive order the SEC may issue and the terms of such plans, as applicable. The SEC is not obligated to grant an exemptive order to allow this practice and will do so only if it determines that such practice is consistent with stockholder interests and does not involve overreaching by management or our Board. We cannot provide any assurance that we will receive such exemptive relief from the SEC.
Distribution Reinvestment Plan
Trinity Capital’s distribution reinvestment plan (“DRIP”) provides for the reinvestment of dividends in the form of common stock on behalf of its stockholders, unless a stockholder has elected to receive dividends in cash. As a result, if Trinity Capital declares a cash dividend, its stockholders who have not “opted out” of the DRIP by the opt out date will have their cash dividend automatically reinvested into additional shares of Trinity Capital common stock. The share requirements of the DRIP may be satisfied through the issuance of common shares or through open market purchases of common shares by the DRIP plan administrator. Newly issued shares will be valued based upon the final closing price of Trinity Capital’s common stock on the valuation date determined for each dividend by the Board.
Trinity Capital’s DRIP is administered by its transfer agent on behalf of Trinity Capital’s record holders and participating brokerage firms. Brokerage firms and other financial intermediaries may decide not to participate in Trinity Capital’s DRIP but may provide a similar distribution reinvestment plan for their clients.

For the three months ended March 31, 2020, no dividends were declared or paid to stockholders.
8.
Earnings Per Share

In accordance with the provisions of ASC Topic 260 — Earnings per Share (“ASC 260”), basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis. As of March 31, 2020, there are no dilutive shares. The following table sets forth the computation of the weighted average basic and diluted net decrease in net assets per share from operations for the period ended March 31, 2020 (in thousands except shares and per share information):
For the Three Months Ended March 31, 2020
Net decrease in net assets resulting from operations	$(35,051)
Weighted average common shares outstanding	17,821,790
Net decrease in net assets resulting from operationsper common share – basic and diluted	$(1.97)

9.
Income Taxes

The following table sets forth the tax cost basis and the estimated aggregate gross unrealized appreciation and depreciation from investments for federal income tax purposes (in thousands):
For the Three Months Ended March 31, 2020
Tax Cost of Investments	$422,870
Fair Market Value of Investments	398,593
Gross Appreciation from Investments	1,296
Gross Depreciation from Investments	(25,573)
Net Unrealized Depreciation from Investments	$(24,277)

10.
Financial Highlights

The following presents financial highlights for the three months ended March 31, 2020 (in thousands except share and per share information):
For the three months Ended March 31, 2020
Per Share Data:
Net asset value, beginning of period(1)	$14.97
Net investment income(2)	0.24
Net realized and unrealized gains (losses) on investments(3)	(1.32)
Costs related to acquisition of Trinity Capital Holdings and Legacy Funds	(0.86)
Net decrease in net assets resulting from operations	(1.94)
Offering costs	(0.59)
Total decrease in net assets	(2.53)
Net asset value, end of period	$12.44
Shares outstanding, end of period	18,049,860
Weighted average shares outstanding(2)	17,821,790
Total return(4)(5)(6)	-3.5%
Ratio/Supplemental Data:
Net assets, end of period	$224,563
Ratio of total expenses to average net assets(5)	13.97%
Ratio of net investment income to average net assets(5)	9.19%
Ratio of interest and credit facility expenses to average net assets(5)	9.11%
Portfolio turnover rate(7)	9.38%
Asset coverage ratio(8)	188.83%

(1)
The Net asset value as of January 16, 2020 (commencement of operations) is calculated based on the initial common stock purchase price of $15.00 per share less the accumulated loss of $0.03 per share from August 12, 2019 (the date of inception) through December 31, 2019.

(2)
Calculated based upon weighted average shares outstanding for the period from January 16, 2020 (commencement of operations) through March 31, 2020.

(3)
The amount shown does not correspond with the aggregate realized and unrealized gains (losses) on investment transactions for the period as it includes the effect of the timing of equity issuances.

(4)
Total return based on net asset value is calculated as the change in net asset value per share during the period plus, divided by the beginning net asset value per share.

(5)
Annualized.

(6)
Total return excluding costs related to acquisition of Trinity Capital Holdings and the Legacy Funds would have been (2.31%).

(7)
Not annualized.

(8)
Based on outstanding debt of $255.4 million as of March 31, 2020.

11.
Related Party Transactions

As of December 31, 2019, the Company had payables to an affiliate of approximately $1.1 million related to organizational and offering cost expenses, which are included in Due to related party on the Consolidated Statements of Assets and Liabilities.
The Legacy Funds were merged with and into the Company and the Company issued 9,183,185 shares of its common stock and paid approximately $108.7 million in cash to the Legacy Investors. In addition, as part of the Formation Transactions, the Company acquired 100% of the equity interests of Trinity Capital Holdings for shares of the Company’s common stock and cash, and the Company assumed a severance related liability due to a former partner of the Legacy Funds. Members of the Company’s management, including Steven L. Brown, Kyle Brown, Gerald Harder and Ron Kundich, owned 100% of the equity interests in Trinity Capital Holdings and controlling interests in the general partners/managers of the Legacy Funds.
As a result of the Formation Transactions, Messrs. S. Brown, K. Brown, Harder and Kundich collectively received (i) 533,332 shares of the Company’s common stock valued at approximately $8.0 million and approximately $2.0 million in cash in exchange for their equity interests in Trinity Capital Holdings, and (ii) 377,441 shares of the Company’s common stock valued at approximately $5.7 million for their limited partner and general partner interests in the Legacy Funds.
The Company has entered into indemnification agreements with its directors and executive officers. The indemnification agreements are intended to provide the Company’s directors and executive officers the maximum indemnification permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that the Company shall indemnify the director or executive officer who is a party to the agreement, or an “Indemnitee,” including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, to the maximum extent permitted by Maryland law and the 1940 Act.
12.
Formation Transactions

On January 16, 2020, immediately following the consummation of the Private Offerings, we used a portion of the proceeds of the Private Offerings to acquire, through the Formation Transactions, the Legacy Funds and Trinity Capital Holdings. Each member/limited partner of the Legacy Funds was given the option to elect to receive cash and or shares of the Company’s common stock in exchange for its limited partner interests or membership interests, as applicable. The general partners, managers or managing members of the Legacy Funds received only shares in exchange for their interests held in such capacities. As a result of the Formation Transactions, the Legacy Funds were merged with and into the Company and Trinity Capital Holdings became a wholly owned subsidiary of the Company. The Formation Transactions were accounted for as a business combination in accordance with ASC 805.
As consideration for the partnership and membership interests in the Legacy Funds, we issued 9,183,185 shares of our common stock at $15.00 per share for a total value of approximately $137.7 million and paid approximately $108.7 million in cash to the Legacy Investors totaling approximately $246.4 million. The acquisition consideration of the Formation Transactions was based on valuations as of December 31, 2019, as adjusted for assets that were disposed of by the Legacy Funds, as well as earnings, capital contributions and distributions paid to the members/limited partners, and material events affecting the portfolio companies of the Legacy Funds subsequent to December 31, 2019 and through the closing date of the Formation Transactions.
A summary of the fair value of the assets acquired and liabilities assumed from the Legacy Funds as of the acquisition date is as follows (in thousands):
Investments acquired	$417,023
Interest receivable and other assets acquired	1,191
A/P and accrued liabilities assumed	(680)
Customer deposits assumed	(4,250)
Credit facility assumed	(190,000)
Financing fees related to credit facility acquired	1,900
Cash acquired	19,183
Total net assets acquired	$244,367
The total merger consideration of the Legacy Funds of approximately $246.4 million exceeded the fair value of the net assets acquired as of the acquisition date, and as a result, the Company included a loss of approximately $2.1 million in Costs related to the acquisition of Trinity Capital Holdings and Legacy Funds in the Consolidated Statement of Operations.
Additionally, as part of the Formation Transactions, we also used a portion of the proceeds of the Private Offerings to acquire 100% of the equity interests of Trinity Capital Holdings, the sole member of Trinity Management IV, LLC, the investment manager to Fund IV and the sub-adviser to Fund II and Fund III, in exchange for 533,332 shares of our common stock totaling approximately $8.0 million and approximately $2.0 million in cash. The Company also assumed a $3.5 million severance related liability due to a former partner of the Legacy Funds. Prior to the completion of the Formation Transactions, Trinity Capital Holdings acquired approximately $0.2 million of certain net assets from Trinity SBIC Management, LLC.
In connection with the acquisition of Trinity Capital Holdings, approximately $13.5 million (consisting of the aggregate purchase price and severance related liability assumed) was expensed to Costs related to the acquisition of Trinity Capital Holdings and Legacy Funds in the Consolidated Statement of Operations. Under ASC 805, such amount represents the settlement price, based on the estimated fair value of the future profits and cash flows that would otherwise have been contractually due to Trinity Capital Holdings, had the underlying management agreements with each of the Legacy Funds not been canceled in order to enter into the Formation Transactions and operate the Company as an internally managed BDC.
13.
Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize on the balance sheet a right-of-use asset, representing its right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases. The standard requires the use of a modified retrospective transition approach, which includes a number of optional practical expedients that entities may elect to apply. The guidance is effective for annual periods beginning after December 15, 2020, and interim periods therein. Early adoption is permitted. The Company adopted ASU 2016-02 effective January 1, 2020. Under ASU 2016-02, the Company evaluates leases to determine if the leases are considered financing or operating leases. The Company currently has one operating lease for office space for which the Company has recorded a right-of-use asset and lease liability for the operating lease obligation. Non-lease components (maintenance, property tax, insurance and parking) are not included in the lease cost. The lease expense is presented as a single lease cost that is amortized on a straight-line basis over the life of the lease. See further discussion in Note 6 regarding the lease obligation.
14.
Subsequent Events

The Company’s management evaluated subsequent events through the date of issuance of the consolidated financial statements included herein. Other than the items below, there have been no subsequent events that occurred during the period that would require recognition or disclosure.
COVID-19 Developments
The recent outbreak and subsequent global response to the SARS-CoV-2 virus (“COVID-19”) has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. This outbreak could have a continued material adverse impact on economic and market conditions furthering the global economic slowdown.
The Company’s business and portfolio companies could be susceptible to changes in client demand and may experience a varying degree of business interruption due to this outbreak. The full impact of the COVID-19 pandemic will have on the Company’s financial condition, liquidity, and future results of operations is uncertain due to the ever-evolving nature of the situation on a local and global level. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.

The extent of the impact of the COVID-19 pandemic on the financial performance of the Company’s portfolio will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of the COVID-19 pandemic on the financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results of future operations, financial position, and liquidity in fiscal year 2020 may be materially adversely affected.
Dividend Declaration
On May 7, 2020, the Board declared a quarterly distribution of $0.22 per share payable on June 5, 2020 to stockholders of record as of May 29, 2020.

Report of Independent Registered Public Accounting Firm
To the Shareholder and the Board of Directors of Trinity Capital Inc.
Opinion on the Financial Statements
We have audited the accompanying statement of assets and liabilities of Trinity Capital Inc. (the “Company”) as of December 31, 2019, the related statements of operations and cash flows for the period from August 12, 2019 (date of inception) to December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the period from August 12, 2019 (date of inception) to December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2019.
Los Angeles, CA
March 6, 2020

TRINITY CAPITAL INC.
STATEMENT OF ASSETS AND LIABILITIES
As of December 31, 2019
Assets:
Cash	$150
Deferred financing costs	3,525,264
Deferred offering costs	2,676,919
Total Assets	$6,202,333
Liabilities:
Offering costs payable	$1,787,959
Organization costs payable	383,602
Financing costs payable	3,496,510
Due to related party	1,058,444
Total Liabilities	6,726,515
Commitments and contingencies (Note 6)
Net Assets:
Common stock, par value $0.001 per share, 200,000,000 authorized; 10 shares issued and outstanding	0
Paid in capital in excess of par value	150
Accumulated loss	(524,332)
Total Net Assets	(524,182)
Total Liabilities and Net Assets	$6,202,333
Net asset value per share	$(52,418.20)
See accompanying notes to the financial statements.

TRINITY CAPITAL INC.
STATEMENT OF OPERATIONS
For the period of August 12, 2019 (date of inception) to December 31, 2019
Income
Investment income	$—
Total income	—
Expenses
Organizational costs	524,332
Total expenses	524,332
Net loss	$(524,332)
See accompanying notes to the financial statements.

TRINITY CAPITAL INC.
STATEMENT OF CASH FLOWS
For the period of August 12, 2019 (date of inception) to December 31, 2019
Cash flows from operating activities
Net loss resulting from operations	$(524,332)
Adjustments to reconcile net decrease in net assets resulting from operations to net cash provided by (used in) operating activities:
Change in operating assets and liabilities:
Organizational costs payable	383,602
Due to related party	140,730
Net cash provided by (used in) operating activities	—
Cash flows from financing activities
Sale of common stock	150
Net cash provided by financing activities	150
Net increase in cash	150
Cash at beginning of period	—
Cash at end of period	$150
Supplemental information for non-cash items:
Deferred offering cost	$2,676,919
Deferred financing cost	3,525,264
$6,202,183
Due to related party for offering and financing cost	$917,714
Offering cost payable	1,787,959
Financing cost payable	3,496,510
$6,202,183
See accompanying notes to the financial statements.

TRINITY CAPITAL INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
Note 1.   Organization and Basis of Presentation
Trinity Capital Inc. (the “Company”) was formed on August 12, 2019 as a Maryland corporation. The Company is a specialty lending company and it will be an internally managed, closed-end, non-diversified management investment company. The Company intends to elect to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company also intends to elect to be treated for U.S. federal income tax purposes as a regulated investment company (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code).
On September 27, 2019, the Company was initially capitalized with the sale of 10 shares of common stock for $150 to the sole stockholder. Other than the sale of common stock to the stockholder, the Company has not commenced operations as of December 31, 2019. Prior to the Company’s election to be regulated as a BDC under the 1940 Act, the Company expects to close a private offering of 7,000,000 shares of common stock, par value $0.001 per share (the “Equity Offering”), at an offering price of $15.00 per share, as well as the issuance of $105.0 million of 7% unsecured notes due 2025 (the “Notes”) to private investors on a strictly confidential basis (collectively the “Private Offering”). See “Note 7. Subsequent Events.”
In addition, upon consummation of the Private Offering, the Company will use the proceeds from the Private Offering to complete a series of transactions (the “Formation Transactions”). Through the Formation Transactions, the Company intends to acquire Trinity Capital Investment, LLC (“TCI”), Trinity Capital Fund II, L.P. (“Fund II”), Trinity Capital Fund III, L.P. (“Fund III”), Trinity Capital Fund IV, L.P. (“Fund IV”), and Trinity Sidecar Income Fund, L.P. (“Sidecar Fund”) (collectively the “Legacy Funds”) through mergers of the Legacy Funds with and into the Company. Each member/limited partner of the Legacy Funds has been given the option to elect to receive cash and or shares of the Company’s common stock in exchange for its limited partner interests or membership interests, as applicable. The general partners, managers or managing members of the Legacy Funds will receive only shares in exchange for their interests held in such capacities. In addition, as part of the Formation Transactions, the Company will purchase the equity interests of Trinity Capital Holdings, LLC (“Trinity Capital Holdings”) for an aggregate purchase price of $10.0 million, which will be comprised of 533,332 Shares and $2.0 million in cash. In connection with the acquisition of the equity interest of Trinity Capital Holdings, the Company will assume $3.5 million in severance related liabilities due to a former partner of the Legacy Funds. The Company intends to use a portion of the proceeds from the Private Offering to complete the Formation Transactions. See “Note 7. Subsequent Events.”
The Company’s investment objective is to maximize the total return to the Company’s stockholders in the form of current income and capital appreciation through investments to growth-stage companies, including venture-backed companies and companies with institutional equity investors. The Company expects to target growth stage companies, which are typically private, that have recently issued equity to raise cash to offset potential cash flow needs related to projected growth, have achieved positive cash flow to cover debt service, or have institutional investors committed to additional funding. The Company will seek to achieve its investment objective by making investments consisting primarily of term debt and equipment lease financing, and, to a lesser extent, working capital loans, equity and equity-related investments. In addition, the Company will seek to obtain warrants or contingent exit fees at funding, providing an additional potential source of investment returns.
Development Stage Company
The Company is a development stage company as defined by ASC 915-10-05, “Development Stage Entity”. The Company is still devoting substantially all its efforts to establishing the business and its planned principal operations have not commenced.
Basis of Presentation
The accompanying audited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company is an investment company following accounting and reporting guidance in Financial Accounting Standards Board Accounting Standards Codification Topic 946, Financial Services — Investment Companies. The Company’s fiscal year ends on December 31.
Note 2.   Summary of Significant Accounting Policies
Cash
Cash includes unrestricted funds deposited with maturities of three months or less when purchased. All the Company’s cash at December 31, 2019 was held in the custody of one financial institution.
U.S. Federal Income Taxes
The Company intends to elect to be treated, and intends to qualify annually, as a RIC under Subchapter M of the Internal Revenue Code, commencing with its taxable period ending on December 31, 2020. As a RIC, the Company will generally not pay corporate-level U.S. federal income taxes on any income or gains that are timely distributed to the Company’s stockholders as dividends. Rather, any tax liability related to income earned by the Company represents obligations of the Company’s investors and will not be reflected in the balance sheet of the Company. As a RIC, the Company will be required to meet the minimum distribution and other requirements for RIC qualification, and as a BDC and a RIC, the Company will be required to comply with certain regulatory requirements.
Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ materially.
Deferred Offering Costs
Deferred offering costs consist principally of legal, audit, and professional fees incurred through December 31, 2019 related to the Equity Offering, which will be charged to capital upon the receipt of the capital raised.
Deferred Financing Costs
A portion of the net proceeds of the Private Offering will be used to pay fees incurred with obtaining debt financing and issuance of the Notes. Costs incurred to date of approximately $3.5 million consists of costs related to the debt financing of approximately $1.7 million, and costs related to the expected issuance of the Notes of approximately $1.8 million. All costs incurred to date have been capitalized as deferred financing costs on the Statement of Assets and Liabilities as of December 31, 2019. In January 2020, the Company incurred lender fees of approximately $1.9 million, and underwriting fees of approximately $3.8 million. See “Note 7. Subsequent Events.” Unamortized financing costs, including fees paid to the lender and underwriting fees, will be presented net against the associated debt balances. Deferred financing costs and lender fees will be amortized over the term of the debt into interest expense.
New Accounting Standards
Management does not believe any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statement.
Note 3.   Organizational Expenses and Offering Costs
A portion of the net proceeds of the Private Offering will be used to pay for offering costs and organizational expenses.

Offering costs will be charged against the proceeds from the Equity Offering when received and are currently estimated to be approximately $4.0 million, of which approximately $2.7 million has been incurred during the period ended December 31, 2019, of which $1.8 million remained payable. Offering costs exclude underwriting fees, which are based on a percentage of the proceeds from the Equity Offering and are approximately $6.5 million.
Organizational expenses are treated as an expense in the period incurred and are currently estimated to be $0.5 million, all of which has been incurred as of December 31, 2019, of which $0.4 million remained payable.
Such offering and organization expenses reflect management’s best estimate and are subject to change upon the completion of the offering and conclusion of the organizational process.
Note 4.   Stockholder’s Equity
The Company has authorized 200,000,000 shares of its common stock with a par value of $0.001 per share. On September 27, 2019, the Company issued 10 common shares to its chief executive officer, Steve Brown (the “CEO”), who is the sole stockholder. The Company has not had any other equity transactions as of December 31, 2019.
Note 5.   Related-Party Transaction
The CEO was issued 10 shares of common stock for a total of $150 in September 2019.
To date, approximately $1.1 million of the organizational cost, offering costs, and prepaid financing costs discussed in Notes 2 and 3, have been borne by Trinity SBIC Management, LLC. The Company has agreed to reimburse Trinity SBIC Management, LLC through the proceeds of the Private Offering.
Note 6.   Commitments and Contingencies
The Company may, from time to time, be involved in litigation arising out of its operations in the normal course of business or otherwise.
In addition to their annual base salaries, certain executives have been awarded cash bonuses totaling $800,000, subject to forfeiture if certain deadlines for registration and listing of the shares of the Company’s common stock are not met. The Company is uncertain whether these deadlines can be met, and as such, there has been no amounts accrued for bonuses as of December 31, 2019.
An investment in the Company involves various risks, including the risk of partial or total loss of capital. The Company is intended for long-term investors who can accept the risks associated with investing in securities that generally have an illiquid market. As a general rule, investors can expect that investments with higher return potential will also have higher potential risk of loss of capital. The Company is not a balanced investment program for an investor’s portfolio diversification needs. The Company is deemed to be a speculative investment and is not intended as a complete investment program.
The Company will enter into various securities transactions and other arrangements some of which contain certain indemnifications. The maximum exposure under these arrangements is not known as the Legacy Funds to be acquired have not had a history of claims or losses and the Company believes any risk of loss to be unlikely.
Note 7.   Subsequent Events
The Company’s management evaluated subsequent events through March 6, 2020, the date the financial statements were available to be issued, and, other than the items below, has determined that there have been no subsequent events that occurred during such period which would require recognition or disclosure.
Credit Agreement
On January 8, 2020, Fund II, Fund III and Fund IV entered into a $300 million Credit Agreement (the “CS Credit Agreement”), with Credit Suisse AG (“Credit Suisse”). An aggregate amount of approximately

$190 million was outstanding under the CS Credit Agreement prior to the completion of the Formation Transactions and the Private Offering. The Company used a portion of the proceeds of the Private Offering to repay a portion of such aggregate amount outstanding in an amount of approximately $60 million. As a result, as of March 6, 2020, an aggregate amount of approximately $130 million is outstanding under the CS Credit Agreement.
On January 16, 2020, in connection with the Formation Transactions, through the Company’s wholly-owned subsidiary, Trinity Funding 1, LLC, the Company became a party to, and assumed, the CS Credit Agreement and may utilize the leverage available thereunder to finance future investments. The CS Credit Agreement matures on January 8, 2022, unless extended, and the Company has the ability to borrow up to an aggregate of $300.0 million. Borrowings under the CS Credit Agreement generally will bear interest at a rate of the three-month LIBOR plus 3.25%. The CS Credit Agreement includes customary covenants, including certain limitations on the incurrence by the Company of additional indebtedness and on the Company’s ability to make distributions to its shareholders, or redeem, repurchase or retire shares of stock, upon the occurrence of certain events and certain financial covenants related to asset coverage and liquidity and other maintenance covenants, as well as customary events of default.
Private Offering
Equity Offering
On January 16, 2020, the Company completed the Equity Offering in reliance upon the available exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company issued and sold 7,000,000 shares of its common stock for aggregate gross proceeds of approximately $105 million (the “Equity Offering”). Keefe, Bruyette & Woods, Inc. (“KBW”) acted as the initial purchaser and placement agent in connection with the Equity Offering pursuant to a Purchase/Placement Agreement, dated January 8, 2020 (the “Equity Purchase Agreement”), by and between the Company and KBW. Pursuant to the Equity Purchase Agreement, the Company granted KBW an option to purchase or place up to an additional 1,333,333 shares of the Company’s Common Stock within 30 days of the date of the Equity Purchase Agreement to cover additional allotments, if any, made by KBW. The option was exercised in full on January 29, 2020 for additional gross proceeds of $20 million.
In January and February 2020, the Company incurred additional offering costs of approximately $1.3 million and underwriting fees of approximately $6.5 million in connection with the Equity Offering and registration with the Securities and Exchange Commission.
Note Offering
Concurrent with the completion of the Equity Offering, on January 16, 2020, the Company completed a private offering of $105 million in aggregate principal amount of our 7.00% Notes due 2025 in reliance upon the available exemptions from the registration requirements of the Securities Act (the “144A Note Offering”). KBW acted as the initial purchaser in connection with the Note Offering pursuant to a Purchase Agreement, dated January 8, 2020 (the “Note Purchase Agreement”), by and between the Company and KBW. Pursuant to the Note Purchase Agreement, the Company granted KBW an option to purchase or place up to an additional $20 million in aggregate principal amount of the Notes within 30 days of the date of the Note Purchase Agreement to cover additional allotments, if any, made by KBW. The option was exercised in full on January 29, 2020 for additional gross proceeds of $20 million.
The Notes were issued pursuant to an Indenture dated as of January 16, 2020 (the “Base Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”), and a First Supplemental Indenture, dated as of January 16, 2020 (the “First Supplemental Indenture” and together with the Base Indenture, the “Indenture”), between the Company and the Trustee. The Notes mature on January 16, 2025 (the “Maturity Date”), unless repurchased or redeemed in accordance with their terms prior to such date. The Notes are redeemable, in whole or in part, at any time, or from time to time, at the Company’s option, on or after January 16, 2023 at a redemption price equal to 100% of the outstanding principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of redemption. The holders of the Notes do not have the option to have the Notes repaid or repurchased by the Company prior to the Maturity Date of the Notes.

The Notes bear interest at a rate of 7.00% per year payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2020. The Notes are direct, general unsecured obligations of the Company and will rank senior in right of payment to all of the Company’s future indebtedness or other obligations that are expressly subordinated, or junior, in right of payment to the Notes. The Notes will rank pari passu, or equal, in right of payment with all of the Company’s existing and future indebtedness or other obligations that are not so subordinated, or junior. The Notes will rank effectively subordinated, or junior, to any of the Company’s future secured indebtedness or other obligations (including unsecured indebtedness that the Company later secure) to the extent of the value of the assets securing such indebtedness. The Notes will rank structurally subordinated, or junior, to all existing and future indebtedness and other obligations (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities including, without limitation, borrowings under the CS Credit Agreement.
The Indenture contains certain covenants, including covenants requiring the Company to (i) comply with the asset coverage requirements of the 1940 Act, whether or not the Company is subject to those requirements, and (ii) provide financial information to the holders of the Notes and the Trustee if the Company is no longer subject to the reporting requirements under the Securities Exchange Act of 1934, as amended. These covenants are subject to important limitations and exceptions that are described in the Indenture.
Formation Transactions
On January 16, 2020, following the completion of the Private Offerings, the Company completed the Formation Transactions and issued approximately 9.2 million shares at a per share price of $15.00 per share and paid $108.7 million in cash to existing members/limited partners and noteholders of the Legacy Funds in exchange for their limited partner interests or membership interests in the Legacy Funds and settlement of outstanding balances to noteholders of the Legacy Funds, as applicable, for total merger consideration of $246.4 million. Specifically, the Company (i) issued approximately 0.3 million shares at a per share price of $15.00 per share and paid $0.8 million in cash to existing non-managing members of TCI in exchange for their membership interests in TCI; (ii) issued approximately 1.0 million shares at a per share price of $15.00 per share and paid $6.2 million in cash to noteholders of TCI in settlement of outstanding balances of noteholders in TCI; (iii) issued approximately 1.5 million shares at a per share price of $15.00 per share and paid $50.0 million in cash to existing limited partners and the general partner of the Fund II in exchange for their partnership interests in the Fund II; (iv) issued approximately 4.0 million shares at a per share price of $15.00 per share and paid $37.5 million in cash to existing limited partners and the general partner of the Fund III in exchange for their partnership interests in the Fund III; (v) issued approximately 1.8 million shares at a per share price of $15.00 per share and paid $10.2 million in cash to existing limited partners and the general partner of the Fund IV in exchange for their partnership interests in the Fund IV; and (vi) issued approximately 0.5 million shares at a per share price of $15.00 per share and paid $4.0 million in cash to existing limited partners and the general partner of the Sidecar Fund in exchange for their partnership interests in the Sidecar Fund. In addition, as part of the Formation Transactions, the Company purchased the equity interests of Trinity Capital Holdings for an aggregate purchase price of $10.0 million, which was comprised of approximately 0.5 million shares at a per share price of $15.00 per share and $2.0 million in cash. In connection with the acquisition of the equity interests of Trinity Capital Holdings, the company assumed $3.5 million in severance related liabilities due to a former partner of the Legacy Funds.

Report of Independent Registered Public Accounting Firm
To the General Partner or the Managing Member of
Trinity Capital Investment, LLC
Trinity Capital Fund II, L.P.
Trinity Capital Fund III, L.P.
Trinity Capital Fund IV, L.P.
Trinity Sidecar Income Fund, L.P.
Opinion on the Financial Statements
We have audited the accompanying statements of assets and liabilities of Trinity Capital Investment, LLC, Trinity Capital Fund II, L.P., Trinity Capital Fund III, L.P., Trinity Capital Fund IV, L.P. and Trinity Sidecar Income Fund, L.P. (collectively, the “Funds”), including the schedules of investments, as of December 31, 2019, the statements of assets and liabilities of Trinity Capital Investment, LLC, Trinity Capital Fund II, L.P., Trinity Capital Fund III, L.P., and Trinity Capital Fund IV, L.P., including the schedules of investments, as of December 31, 2018, and the related statements of operations, changes in members’ equity or partners’ capital and cash flows for each of the periods indicated in the table below and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the Funds at December 31, 2019 and 2018 (as applicable), and the results of their operations and their cash flows for each of the periods indicated in the table below, in conformity with U.S. generally accepted accounting principles.
Funds	Statements of operations, changes in members’ equity or partners’ capital and cash flows
Trinity Capital Investment, LLC	For each of the two years in the period ended December 31, 2019
Trinity Capital Fund II, L.P.	For each of the two years in the period ended December 31, 2019
Trinity Capital Fund III, L.P.	For each of the two years in the period ended December 31, 2019
Trinity Capital Fund IV, L.P.	For the year ended December 31, 2019, and the period from November 21, 2018 (commencement of operations) through December 31, 2018
Trinity Sidecar Income Fund, L.P.	For the period from April 9, 2019 (commencement of operations) through December 31, 2019
Basis for Opinion
These financial statements are the responsibility of the Funds’ management. Our responsibility is to express an opinion on the Funds’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Funds’ auditor since 2019.
Los Angeles, CA
March 12, 2020

STATEMENTS OF ASSETS AND LIABILITIES
As of December 31, 2019
(In thousands)
	Trinity Capital Investment, LLC	Trinity Capital Fund II, L.P.	Trinity Capital Fund III, L.P.	Trinity Capital Fund IV, L.P.	Trinity Sidecar Income Fund, L.P.
ASSETS
Investments at fair value:
Control investments (cost: $4,186; $33,149; $0; $3,550; and $0, respectively)	$2,850	$23,076	$—	$2,538	$—
Affiliate investments (cost: $260; $7,379; $0; $0; and $0, respectively)	100	6,872	—	—	—
Non-control investments (cost: $20,905; $87,564; $230,105; $37,070; and $10,870, respectively)	22,857	88,316	223,515	38,022	11,114
Total investments (cost: $25,351; $128,092; $230,105; $40,620; and $10,870, respectively)	25,807	118,264	223,515	40,560	11,114
Cash	805	19,443	27,108	4,587	991
Interest receivable	217	850	1,830	326	93
Other assets	213	38	157	223	—
Total assets	$27,042	$138,595	$252,610	$45,696	$12,198
LIABILITIES, MEMBERS’ EQUITY AND PARTNERS’ CAPITAL
Accounts payable and accrued expenses	$425	$766	$1,755	$141	$15
Notes payable	21,825	—	—	—	—
Credit facility	—	—	—	8,157	—
SBA debentures, net of $1,034 and $4,084, respectively, of unamortized deferred financing costs	—	63,146	145,916	—	—
Other liabilities	—	272	3,336	380	213
Total liabilities	22,250	64,184	151,007	8,678	228
Total members’ equity and partners’ capital	4,792	74,411	101,603	37,018	11,970
Total liabilities, members’ equity and partners’ capital	$27,042	$138,595	$252,610	$45,696	$12,198
See notes to financial statements.

STATEMENTS OF ASSETS AND LIABILITIES
As of December 31, 2018
(In thousands)
	Trinity Capital Investment, LLC	Trinity Capital Fund II, L.P.	Trinity Capital Fund III, L.P.	Trinity Capital Fund IV, L.P.
ASSETS
Investments at fair value:
Control investments (cost: $3,618; $33,380; $0; and $0, respectively)	$2,160	$24,401	$—	$—
Affiliate investments (cost: $260; $7,594; $0; and $0, respectively)	140	6,743	—	—
Non-control investments (cost: $25,252; $121,223; $218,806; and $6,848, respectively)	24,907	121,607	216,788	6,884
Total investments (cost: $29,130; $162,197; $218,806; and $6,848, respectively)	27,207	152,751	216,788	6,884
Cash	2,447	19,651	17,854	3,577
Interest receivable	224	1,310	2,022	—
Due from affiliated fund	184	—	—	—
Other assets	566	528	9	—
Total assets	$30,628	$174,240	$236,673	$10,461
LIABILITIES, MEMBERS’ EQUITY AND PARTNERS’ CAPITAL
Accounts payable and accrued expenses	$141	$1,048	$1,626	$5
Notes payable	28,406	—	—	—
SBA debentures, net of $1,847 and $4,597, respectively, of unamortized deferred financing costs	—	90,988	145,403	—
Due to affiliated fund	—	184	—	—
Other liabilities	52	485	1,775	3
Total liabilities	28,599	92,705	148,804	8
Total members’ equity and partners’ capital	2,029	81,535	87,869	10,453
Total liabilities, members’ equity and partners’ capital	$30,628	$174,240	$236,673	$10,461
See notes to financial statements.

STATEMENTS OF OPERATIONS
(In thousands)
	For the Year Ended December 31, 2019				For the period from April 9, 2019 (commencement of operations) to December 31, 2019
	Trinity Capital Investment, LLC	Trinity Capital Fund II, L.P.	Trinity Capital Fund III, L.P.	Trinity Capital Fund IV, L.P.	Trinity Sidecar Income Fund, L.P.
INVESTMENT INCOME:
Interest income:
Control investments	$197	$1,851	$—	$—	$—
Affiliate investments	—	467	—	—	—
Non-Control/Non-Affiliate investments	2,749	13,086	32,824	3,617	947
Total investment income	2,946	15,404	32,824	3,617	947
EXPENSES:
Interest expense and other debt financing costs	2,554	3,186	5,605	371	—
Management fees to affiliate	—	2,791	4,500	935	—
General and administrative	72	416	180	418	63
Total expenses	2,626	6,393	10,285	1,724	63
NET INVESTMENT INCOME	320	9,011	22,539	1,893	884
NET REALIZED GAIN (LOSS) FROM INVESTMENTS:
Control investments	—	—	—	—	—
Affiliate investments	—	—	—	—	—
Non-Control/Non-Affiliate investments	31	1,731	4,018	—	—
Net realized gain (loss)	31	1,731	4,018	—	—
NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) FROM INVESTMENTS:
Control investments	123	(1,096)	—	(1,012)	—
Affiliate investments	(40)	344	—	—	—
Non-Control/Non-Affiliate investments	2,445	972	(4,572)	916	244
Total net change in unrealized appreciation (depreciation) from investments	2,528	220	(4,572)	(96)	244
NET INCREASE IN MEMBERS’ EQUITY AND PARTNERS’ CAPITAL RESULTING FROM OPERATIONS	$2,879	$10,962	$21,985	$1,797	$1,128
See notes to financial statements.

STATEMENTS OF OPERATIONS
(In thousands)
	For the Year Ended December 31, 2018			For the period from November 21, 2018 (commencement of operations) to December 31, 2018
	Trinity Capital Investment, LLC	Trinity Capital Fund II, L.P.	Trinity Capital Fund III, L.P.	Trinity Capital Fund IV, L.P.
INVESTMENT INCOME:
Interest income:
Control investments	$61	$1,657	$—	$—
Affiliate investments	—	497	—	—
Non-Control/Non-Affiliate investments	3,705	18,662	22,496	—
Total investment income	3,766	20,816	22,496	—
EXPENSES:
Interest expense and other debt financing costs	2,734	3,964	3,375	—
Management fees to affiliate	—	3,216	4,494	59
General and administrative	32	167	69	6
Total expenses	2,766	7,347	7,938	65
NET INVESTMENT INCOME (LOSS)	1,000	13,469	14,558	(65)
NET REALIZED GAIN (LOSS) FROM INVESTMENTS:
Control investments	—	—	—	—
Affiliate investments	—	—	—	—
Non-Control/Non-Affiliate investments	49	(392)	3,147	—
NET REALIZED GAIN (LOSS):	49	(392)	3,147	—
NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) FROM INVESTMENTS:
Control investments	(803)	(6,543)	—	—
Affiliate investments	(91)	(390)	—	—
Non-Control/Non-Affiliate investments	168	980	(1,937)	36
Total net change in unrealized appreciation (depreciation) from investments	(726)	(5,953)	(1,937)	36
NET INCREASE (DECREASE) IN MEMBERS’ EQUITY AND PARTNERS’ CAPITAL RESULTING FROM OPERATIONS	$323	$7,124	$15,768	$(29)

See notes to financial statements.

TRINITY CAPITAL INVESTMENT, LLC
STATEMENT OF CHANGES IN MEMBERS’ EQUITY
For the Years Ended December 31, 2019 and 2018
(In thousands)
	Managing Member	Non-Managing Members	Total
Balances at January 1, 2018	$—	$2,230	$2,230
Distributions	—	(524)	(524)
Net increase resulting from operations:
Net investment income	—	1,000	1,000
Net realized gain from investments	—	49	49
Net change in unrealized appreciation (depreciation) from investments	—	(726)	(726)
Balances at December 31, 2018	—	2,029	2,029
Distributions	—	(116)	(116)
Net increase resulting from operations:
Net investment income	—	320	320
Net realized loss from investments	—	31	31
Net change in unrealized appreciation (depreciation) from investments	—	2,528	2,528
Balances at December 31, 2019	$—	$4,792	$4,792
See notes to financial statements.

TRINITY CAPITAL FUND II, L.P.
STATEMENT OF CHANGES IN PARTNERS’ CAPITAL
For the Years Ended December 31, 2019 and 2018
(In thousands)
	General Partner	Limited Partners	Total
Balances at January 1, 2018	$6,604	$81,000	$87,604
Distributions	(1,555)	(11,638)	(13,193)
Net increase resulting from operations:
Net investment income	—	13,469	13,469
Net realized loss from investments	—	(392)	(392)
Net change in unrealized appreciation (depreciation) from investments	—	(5,953)	(5,953)
Carried interest allocation	1,367	(1,367)	—
Balances at December 31, 2018	6,416	75,119	81,535
Distributions	(935)	(17,151)	(18,086)
Net increase resulting from operations:
Net investment income	—	9,011	9,011
Net realized loss from investments	—	1,731	1,731
Net change in unrealized appreciation (depreciation) from investments	—	220	220
Carried interest allocation	2,116	(2,116)	—
Balances at December 31, 2019	$7,597	$66,814	$74,411
See notes to financial statements.

TRINITY CAPITAL FUND III, L.P.
STATEMENT OF CHANGES IN PARTNERS’ CAPITAL
For the Years Ended December 31, 2019 and 2018
(In thousands)
	General Partner	Limited Partners	Total
Balances at January 1, 2018	$1,164	$61,222	$62,386
Capital Contributions	—	18,432	18,432
Distributions	(1,253)	(7,464)	(8,717)
Net increase resulting from operations:
Net investment income	—	14,558	14,558
Net realized gain from investments	—	3,147	3,147
Net change in unrealized appreciation (depreciation) from investments	—	(1,937)	(1,937)
Carried interest allocation	3,154	(3,154)	—
Balances at December 31, 2018	3,065	84,804	87,869
Distributions	(2,073)	(6,178)	(8,251)
Net increase resulting from operations:
Net investment income	—	22,539	22,539
Net realized gain from investments	—	4,018	4,018
Net change in unrealized appreciation (depreciation) from investments	—	(4,572)	(4,572)
Carried interest allocation	4,397	(4,397)	—
Balances at December 31, 2019	$5,389	$96,214	$101,603
See notes to financial statements.

TRINITY CAPITAL FUND IV, L.P.
STATEMENT OF CHANGES IN PARTNERS’ CAPITAL
For the Period from November 21, 2018 (commencement of operations) to December 31, 2018 and for the Year Ended December 31, 2019
(In thousands)
	General Partner	Limited Partners	Total
Balances at November 21, 2018 (commencement of operations)	$—	$—	$—
Capital contributions	—	10,811	10,811
Offering costs		(329)	(329)
Net increase resulting from operations:
Net investment loss	—	(65)	(65)
Net change in unrealized appreciation (depreciation) from investments	—	36	36
Balances at December 31, 2018	—	10,453	10,453
Capital contributions		24,719	24,719
Offering costs returned	—	49	49
Net increase resulting from operations:
Net investment income	—	1,893	1,893
Net change in unrealized appreciation (depreciation) from investments	—	(96)	(96)
Balances at December 31, 2019	$—	$37,018	$37,018
See notes to financial statements.

TRINITY SIDECAR INCOME FUND, L.P.
STATEMENT OF CHANGES IN PARTNERS’ CAPITAL
For the period from April 9, 2019 (commencement of operations) to December 31, 2019
(In thousands)
	General Partner	Limited Partners	Total
Balances at April 9, 2019	$—	$—	$—
Capital contributions	—	10,939	10,939
Distributions	(8)	(89)	(97)
Net increase resulting from operations:
Net investment income	—	884	884
Net change in unrealized appreciation (depreciation) from investments	—	244	244
Carried interest allocation	169	(169)	—
Balances at December 31, 2019	$161	$11,809	$11,970
See notes to financial statements.

STATEMENTS OF CASH FLOWS
(In thousands)
	For the Year Ended December 31, 2019				From April 9, 2019 (commencement of operations) to December 31, 2019	For the Year Ended December 31, 2018			From November 21, 2018 (commencement of operations) to December 31, 2018
Cash flows from operating activities	Trinity Capital Investment, LLC	Trinity Capital Fund II, L.P.	Trinity Capital Fund III, L.P.	Trinity Capital Fund IV, L.P.	Trinity Sidecar Income Fund, L.P.	Trinity Capital Investment, LLC	Trinity Capital Fund II, L.P.	Trinity Capital Fund III, L.P.	Trinity Capital Fund IV, L.P.
Net increase (decrease) in net assets resulting from operations	$2,879	$10,962	$21,985	$1,797	$1,128	$323	$7,124	$15,768	$(29)
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:
Purchase of investments	(2,316)	(4,765)	(86,682)	(33,963)	(11,169)	(8,610)	(48,310)	(121,463)	(6,844)
Proceeds from sales and paydowns of investments	6,918	45,283	87,052	913	555	12,016	69,268	28,012	—
Net unrealized depreciation (appreciation) on investments	(2,528)	(220)	4,572	96	(244)	726	5,953	1,937	(36)
Net realized loss (gain) on investments	(31)	(1,731)	(4,018)	—	—	(49)	392	(3,147)	—
Accretion of loan discounts and exit fees on investments	(643)	(4,080)	(7,651)	(722)	(256)	(1,017)	(5,809)	(5,311)	(4)
Amortization of deferred financing costs	—	813	514	260	—	—	595	367	—
Change in operating assets and liabilities:
Interest receivable	7	460	191	(326)	(93)	50	190	(963)	—
Other assets	353	490	(148)	(223)	—	(27)	(39)	36	—
Accounts payable and accrued liabilities	284	(282)	129	136	15	(25)	(217)	935	8
Due to/from affiliated fund	184	(184)	—	—	—	(158)	(111)	—	—
Other liabilities	(52)	(213)	1,561	377	213	—	(48)	1,562	—
Net cash provided by (used in) operating activities	5,055	46,533	17,505	(31,655)	(9,851)	3,229	28,988	(82,267)	(6,905)
Cash flows from financing activities
Distributions to Members/Partners	(116)	(18,086)	(8,251)	—	(97)	(524)	(13,193)	(8,717)	—
Contributions from Limited Partners	—	—	—	24,719	10,939	—	—	18,432	10,811
Offering costs returned	—	—	—	49	—	—	—	—	(329)
Repayments of notes payable and credit facility	(6,581)	—	—	(32)	—	(2,747)	—	—	—
Repayments of SBA debentures	—	(28,655)	—	—	—	—	(14,500)	—	—
Borrowings on SBA debentures	—	—	—	—	—	—	—	83,000
Borrowings of credit facilities	—	—	—	8,189	—	—	—	—	—
Deferred financing costs	—	—	—	(260)	—	—	—	(2,843)	—
Net cash provided by (used in) financing activities	(6,697)	(46,741)	(8,251)	32,665	10,842	(3,271)	(27,693)	89,872	10,482
Net increase (decrease) in cash	(1,642)	(208)	9,254	1,010	991	(42)	1,295	7,605	3,577
Cash at beginning of period	2,447	19,651	17,854	3,577	—	2,489	18,356	10,249	—
Cash at end of period	$805	$19,443	$27,108	$4,587	$991	$2,447	$19,651	$17,854	$3,577
Supplemental disclosure of cash flow information
Interest paid	$2,554	$2,710	$4,810	$371	$—	$2,671	$3,537	$2,204	$—
See notes to financial statements.

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL INVESTMENT, LLC
December 31, 2019
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Cost	Fair Value(6)
Debt Investments
Educational Services
1 – 5 Years Maturity
Examity, Inc.	Educational Services	Senior Secured	February 1, 2022	Fixed Interest Rate 11.5%; EOT 8.0%	$1,236	$1,327	$1,314
	Educational Services	Senior Secured	February 1, 2022	Fixed Interest Rate 11.5%; EOT 4.0%	583	597	599
	Educational Services	Senior Secured	January 1, 2023	Fixed Interest Rate 12.2%; EOT 4.0%	227	229	232
Total Examity, Inc.					2,046	2,153	2,145
Sub-total: 1-5 Years Maturity					$2,046	$2,153	$2,145
Sub-total: Educational Services (44.8%)*					$2,046	$2,153	$2,145
Health Care and Social Assistance
1 – 5 Years Maturity
Galvanize, Inc.	Health Care and Social Assistance	Senior Secured	December 1, 2021	Fixed Interest Rate 12.0%; EOT 7.1%	$838	$870	$939
Sub-total: 1 – 5 Years Maturity					$838	$870	$939
Sub-total: Health Care and Social Assistance (19.6%)*					$838	$870	$939
Information
Less than a Year
Everalbum, Inc.	Information	Senior Secured	June 1, 2020	Fixed Interest Rate 11.25%; EOT 0.0%	$63	$72	$66
Hytrust, Inc.	Information	Senior Secured	February 1, 2020	Fixed Interest Rate 10.1%; EOT 8.5%	204	285	276
Sub-total: Less than a Year					$267	$357	$342
Sub-total: Information (7.1%)*					$267	$357	$342
Manufacturing
1 – 5 Years Maturity
Altierre Corporation	Manufacturing	Senior Secured	September 1, 2022	Fixed Interest Rate 12.0%; EOT 6.6%	$840	$855	$857
Ay Dee Kay LLC	Manufacturing	Senior Secured	October 1, 2022	Fixed Interest Rate 11.3%; EOT 3.0%	2,858	2,908	2,877
Vertical Communications, Inc.	Manufacturing	Senior Secured	March 1, 2022	Fixed Interest Rate 12.0%; EOT 6.5%	1,200	1,288	1,237
	Manufacturing	Senior Secured	March 1, 2022	Fixed Interest Rate 12.0%; EOT 6.5%	500	521	500
	Manufacturing	Senior Secured	March 1, 2022	Fixed Interest Rate 15.8%; EOT 6.5%	500	500	500
Total Vertical Communications, Inc.(7) (9)					2,200	2,309	2,237
Sub-total: 1 – 5 Years Maturity					$5,898	$6,072	$5,971
Sub-total: Manufacturing (124.6%)*					$5,898	$6,072	$5,971

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL INVESTMENT, LLC
December 31, 2019
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Cost	Fair Value(6)
Professional, Scientific, and Technical Services
Less than a Year
Machine Zone, Inc.(13)	Professional, Scientific, and Technical Services	Equipment Lease	August 1, 2019(13)	Fixed Interest Rate 6.6%; EOT 20%	$—	$114	$114
	Professional, Scientific, and Technical Services	Equipment Lease	December 1, 2019(13)	Fixed Interest Rate 6.0%; EOT 19.8%	—	300	300
Total Machine Zone, Inc.					—	414	414
Sub-total: Less than a Year					$—	$414	$414
Professional, Scientific, and Technical Services
1 – 5 Years Maturity
E La Carte, Inc.	Professional, Scientific, and Technical Services	Senior Secured	January 1, 2021	Fixed Interest Rate 12.0%; EOT 9.4%	$806	$977	$965
Edeniq, Inc.(7)(9)	Professional, Scientific, and Technical Services	Senior Secured	June 1, 2021	Fixed Interest Rate 13.0%; EOT 9.5%	250	367	124
Matterport, Inc.	Professional, Scientific, and Technical Services	Senior Secured	May 1, 2022	Fixed Interest Rate 11.5%; EOT 5.0%	1,663	1,693	1,709
SQL Sentry, LLC	Professional, Scientific, and Technical Services	Senior Secured	October 1, 2023	Fixed Interest Rate 11.5%; EOT 3.5%	1,500	1,516	1,537
Utility Associates, Inc.(9)	Professional, Scientific, and Technical Services	Senior Secured	September 30, 2023	Fixed Interest Rate 11.0%; EOT 0.0%	150	149	166
Sub-total: 1 – 5 Years Maturity					$4,369	$4,702	$4,501
Sub-total: Professional, Scientific, and Technical Services (102.6%)*					$4,369	$5,116	$4,915
Retail Trade
1 – 5 Years Maturity
Birchbox, Inc.	Retail Trade	Senior Secured	April 1, 2023	Fixed Interest Rate 11.8%; EOT 5.0%	$3,200	$3,309	$3,232
Madison Reed, Inc.	Retail Trade	Senior Secured	October 1, 2022	Fixed Interest Rate 12.0%; EOT 5.3%	1,000	1,029	1,028
Sub-total: 1 – 5 Years Maturity					$4,200	$4,338	$4,260
Sub-total: Retail Trade (88.9%)*					$4,200	$4,338	$4,260
Utilities
1 – 5 Years Maturity
Invenia, Inc.(14)	Utilities	Senior Secured	January 1, 2023	Fixed Interest Rate 11.5%; EOT 5.0%	$1,998	$2,038	$2,104
Sub-total: 1 – 5 Years Maturity					$1,998	$2,038	$2,104
Sub-total: Utilities (43.9%)*					$1,998	$2,038	$2,104
Wholesale Trade
1 – 5 Years Maturity
BaubleBar, Inc.	Wholesale Trade	Senior Secured	April 1, 2021	Fixed Interest Rate 11.5%; EOT 7.0%	$791	$849	$855
Sub-total: 1 – 5 Years Maturity					$791	$849	$855
Sub-total: Wholesale Trade (17.8%)					$791	$849	$855
Total: Debt Investments (449.3%)*					$20,407	$21,793	$21,531

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL INVESTMENT, LLC
December 31, 2019
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Expiration Date	Series	Shares	Strike Price	Cost	Fair Value(6)
Warrant Investments
Health Care and Social Assistance
Galvanize, Inc.	Health Care and Social Assistance	Warrant	May 17, 2026	Preferred Series B	312,907	$1.57	$115	$—
Sub-Total: Health Care and Social Assistance (0.0%)*							$115	$—
Information
Convercent, Inc.	Information	Warrant	November 30, 2025	Preferred Series 1	313,958	$0.16	$65	$92
Everalbum, Inc.	Information	Warrant	July 29, 2026	Preferred Series A	170,213	$0.10	7	5
Gtxcel, Inc.	Information	Warrant	September 24, 2025	Preferred Series C	200,000	$0.21	44	33
Gtxcel, Inc.	Information	Warrant	September 24, 2025	Preferred Series D	TBD(15)	TBD(15)	1	—
Total Gtxcel, Inc.							44	34
Hytrust, Inc.	Information	Warrant	June 23, 2026	Preferred Series D2	84,962	$0.82	13	34
Lucidworks, Inc.	Information	Warrant	June 27, 2026	Preferred Series D	123,887	$0.77	93	161
Market6	Information	Warrant	November 19, 2020	Preferred Series B	53,410	$1.65	42	29
Sub-Total: Information (7.4%)*							$264	$355
Manufacturing
Altierre Corporation	Manufacturing	Warrant	December 30, 2026	Preferred Series F	84,000	$0.35	$59	$2
	Manufacturing	Warrant	February 12, 2028	Preferred Series F	28,000	$0.35	20	1
Total Altierre Corporation					79	3
Atieva, Inc.	Manufacturing	Warrant	March 31, 2027	Preferred Series D	15,601	$5.13	129	123
	Manufacturing	Warrant	September 8, 2027	Preferred Series D	39,002	$5.13	323	307
Total Atieva, Inc.					452	430
Ay Dee Kay LLC	Manufacturing	Warrant	March 30, 2028	Preferred Series G	1,250	$35.42	2	5
Hexatech, Inc.	Manufacturing	Warrant	April 2, 2022	Preferred Series A	226	$277.00	—	—
Lensvector, Inc.	Manufacturing	Warrant	December 30, 2021	Preferred Series C	85,065	$1.18	41	32
Nanotherapeutics, Inc.	Manufacturing	Warrant	November 14, 2021	Common Stock	67,961	$1.03	232	1,122
Vertical Communications, Inc.(7)	Manufacturing	Warrant	July 11, 2026	Preferred Series A	124,272	$0.77	—	—
Sub-Total: Manufacturing (33.2%)*							$806	$1,592
Professional, Scientific, and Technical Services
Continuity, Inc.	Professional, Scientific, and Technical Services	Warrant	March 29, 2026	Preferred Series C	317,761	$0.25	$5	$4
E La Carte, Inc.	Professional, Scientific, and Technical Services	Warrant	July 28, 2027	Common Stock	20,857	$0.30	8	37
	Professional, Scientific, and Technical Services	Warrant	March 11, 2026	Preferred Series A	99,437	$9.36	1	3
	Professional, Scientific, and Technical Services	Warrant	March 11, 2026	Preferred Series AA-1	21,368	$9.36	1	3
Total E La Carte, Inc.							10	43
Edeniq, Inc.	Professional, Scientific, and Technical Services	Warrant	December 23, 2026	Preferred Series B	273,084	$0.01	—	—
	Professional, Scientific, and Technical Services	Warrant	March 12, 2028	Preferred Series C	638,372	$0.44	—	—
Total Edeniq, Inc.(7)							—	—
Fingerprint Digital, Inc.	Professional, Scientific, and Technical Services	Warrant	April 29, 2026	Preferred Series B	9,620	$10.39	42	33
Hospitalists Now, Inc.	Professional, Scientific, and Technical Services	Warrant	March 30, 2026	Preferred Series D2	27,161	$5.89	78	14

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL INVESTMENT, LLC
December 31, 2019
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Expiration Date	Series	Shares	Strike Price	Cost	Fair Value(6)
	Professional, Scientific, and Technical Services	Warrant	March 30, 2026	Preferred Series D2	75,000	$5.89	215	39
Total Hospitalists Now, Inc.							293	53
Matterport, Inc.	Professional, Scientific, and Technical Services	Warrant	April 20, 2028	Common Stock	28,763	$1.43	83	87
Utility Associates, Inc.	Professional, Scientific, and Technical Services	Warrant	June 30, 2025	Preferred Series A	18,502	$4.54	7	11
	Professional, Scientific, and Technical Services	Warrant	May 1, 2026	Preferred Series A	12,000	$4.54	4	7
	Professional, Scientific, and Technical Services	Warrant	May 22, 2027	Preferred Series A	40,000	$4.54	15	24
Total Utility Associates, Inc.							26	42
Sub-Total: Professional, Scientific, and Technical Services (5.5%)*							$459	$262
Retail Trade
Birchbox, Inc.	Retail Trade	Warrant	August 14, 2028	Preferred Series A	24,935	$1.25	$30	$11
Madison Reed, Inc.	Retail Trade	Warrant	March 23, 2027	Preferred Series C	19,455	$2.57	21	19
	Retail Trade	Warrant	July 18, 2028	Common Stock	4,316	$0.99	6	6
	Retail Trade	Warrant	May 19, 2029	Common Stock	3,659	$1.23	6	6
Total Madison Reed, Inc.							33	31
Sub-Total: Retail Trade (0.9%)*							$63	$42
Wholesale Trade
BaubleBar, Inc.	Wholesale Trade	Warrant	March 29, 2027	Preferred Series C	53,181	$1.96	$50	$64
	Wholesale Trade	Warrant	April 20, 2028	Preferred Series C	6,000	$1.96	6	7
Total BaubleBar, Inc.							56	71
Char Software, Inc.	Wholesale Trade	Warrant	September 8, 2026	Preferred Series D	11,364	$3.96	24	27
Sub-Total: Wholesale Trade (2.1%)*							$80	$98
Total: Warrant Investments (49.0%)*							$1,787	$2,349

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL INVESTMENT, LLC
December 31, 2019
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Shares	Series	Cost	Fair Value(6)
Equity Investments
Construction
Project Frog, Inc.(8)	Construction	Equity	1,148,225	Preferred Series AA	$260	$100
Sub-Total: Construction (2.1%)*					$260	$100
Manufacturing
Nanotherapeutics, Inc.	Manufacturing	Equity	76,455	Common Stock(12)	$1	$1,338
Vertical Communications, Inc.	Manufacturing	Equity	583,873	Preferred Stock Series 1	450	—
	Manufacturing	Equity	n/a	Convertible Notes(10)(11)	675	489
Total Vertical Communications, Inc.(7)					1,125	489
Sub-Total: Manufacturing (38.1%)*					$1,126	$1,827
Professional, Scientific, and Technical Services
Edeniq, Inc.	Professional, Scientific, and Technical Services	Equity	631,862	Preferred Series B	$250	$—
	Professional, Scientific, and Technical Services	Equity	305,135	Preferred Series C	135	—
Total Edeniq, Inc.(7)(9)					384.88	—
Sub-Total: Professional, Scientific, and Technical Services (0%)*					$385	$—
Total: Equity Investments (40.2%)*					$1,771	$1,927
Total Investment in Securities (538.5%)*					$25,351	$25,807

*
Value as a percent of Members’ Equity and Partners’ Capital, as applicable.

(1)
All portfolio companies are located in North America. The Company generally acquires its investments in private transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). These investments are generally subject to certain limitations on resale and may be deemed to be “restricted securities” under the Securities Act.

(2)
Trinity uses the North American Industry Classification System (NAICS) code for classifying the industry grouping of its portfolio companies.

(3)
All debt investments are income producing unless otherwise noted. Warrant investments are associated with funded debt and equipment lease financing instruments. All equity investments are non-income producing unless otherwise noted.

(4)
Interest rate is the fixed rate of the senior secured debt investment and does not include any original issue discount, end-of-term (EOT) payment, or any additional fees related to the investments, such as deferred interest, commitment fees, prepayment fees or exit fees. EOT payments are contractual and fixed interest payments due in cash at the maturity date of the loan, including upon prepayment, and are a fixed amount determined at the inception of the loan. At the end of the term of certain equipment leases, the lessee has the option to purchase the underlying assets at fair market value in certain cases subject to a cap, or return the equipment and pay a restocking fee. The fair values of the financed assets have been estimated as a percentage of original cost for purpose of the EOT payment value. The EOT payment is amortized and recognized as non-cash income over the loan or lease prior to its payment.

(5)
Principal is net of repayments.

(6)
All investments were valued at fair value using Level 3 significant unobservable inputs as determined in good faith by the Fund’s Investment committee.

(7)
This issuer is deemed to be a “Control Investment.” Control Investments are defined by the Investment Company Act of 1940 as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation. As defined in the Investment Company Act, Trinity is deemed to be an “Affiliated Person” of this portfolio company. See schedule 12-14 “Investments in and advances to affiliates” in the accompanying notes to the Financial Statements.

(8)
This issuer is deemed to be a “Affiliate Investment.” Affiliate Investments are defined by the Investment Company Act of 1940 as investments in companies in which the Company owns between 5% and 25% of the voting securities. As defined in the Investment Company Act, Trinity is deemed to be an “Affiliated Person” of this portfolio company. See schedule 12-14 “Investments in and advances to affiliates” in the accompanying notes to the Financial Statements.

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL INVESTMENT, LLC
December 31, 2019
(dollars in thousands)
(9)
This investment is on non-accrual status as of the period end.

(10)
Convertible notes represent investments through which the Fund will participate in future equity rounds at preferential rates. There are no principal or interest payments made against the note unless conversion does not take place.

(11)
Principal balance of $0.8 million at period end.

(12)
The TCI note holders have rights to 17,485 shares of Nanotherapeutics. See Note 5 of the accompanying notes to the Financial Statements for additional details.

(13)
Principal balance of lease paid off. Remaining balance represents the final payment which was negotiated to be paid in monthly installments over 12 months instead of a one-time lump sum. This asset is considered non-income producing.

(14)
Indicates an asset that the Company deems as a non “qualifying assets” under section 55(a) of 1940 Act. Asset represents 7.8% of the Fund’s total assets. Qualifying assets must represent at least 70% of the Company’s total assets at the time of acquisition of any additional non-qualifying assets.

(15)
Fund has been issued warrants with pricing and number of shares dependent upon a future round of equity issuance by the Portfolio Company.

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND II, L.P.
December 31, 2019
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Cost	Fair Value(6)
Debt Investments
Construction
Less than a Year
Project Frog, Inc.(8)	Construction	Senior Secured	July 1, 2020	Fixed interest rate 8.0%; EOT 8.7%	$3,107	$3,617	$3,584
Sub-total: Less than a Year					$3,107	$3,617	$3,584
Sub-total: Construction (4.9%)*					$3,107	$3,617	$3,584
Educational Services
1 – 5 Years Maturity
Qubed, Inc. dba Yellowbrick	Educational Services	Senior Secured	April 1, 2023	Fixed interest rate 11.5%; EOT 4.0%	$2,000	$1,833	$1,993
	Educational Services	Senior Secured	October 1, 2023	Fixed interest rate 11.5%; EOT 4.0%	500	505	493
Total Qubed, Inc. dba Yellowbrick					2,500	2,338	2,486
Sub-total: 1 – 5 Years Maturity					$2,500	$2,338	$2,486
Sub-total: Education Services (3.4%)*					$2,500	$2,338	$2,486
Health Care and Social Assistance
1 – 5 Years Maturity
Galvanize, Inc.	Health Care and Social Assistance	Senior Secured	December 1, 2021	Fixed interest rate 12.0%; EOT 5.0%	$3,353	$3,479	$3,757
	Health Care and Social Assistance	Senior Secured	March 1, 2022	Fixed interest rate 12.5%; EOT 5.0%	4,640	4,856	5,213
Total Galvanize, Inc.					7,993	8,335	8,970
WorkWell Prevention & Care	Health Care and Social Assistance	Senior Secured	March 1, 2024	Fixed interest rate 8.1%; EOT 10.0%	3,362	3,631	3,537
	Health Care and Social Assistance	Senior Secured	March 1, 2024	Fixed interest rate 8.0%; EOT 10.0%	700	724	713
Total WorkWell Prevention & Care(7)					4,062	4,355	4,250
Sub-total: 1 – 5 Years Maturity					$12,055	$12,690	$13,220
Sub-total: Health Care and Social Assistance (18.0%)*					$12,055	$12,690	$13,220
Information
Less than a Year Maturity
Everalbum, Inc.	Information	Senior Secured	June 1, 2020	Fixed interest rate 11.25%; EOT 6.0%	$251	$287	$266
Hytrust, Inc.	Information	Senior Secured	February 1, 2020	Fixed interest rate 12.0%; EOT 6.0%	816	1,139	1,105
Sub-total: Less than a Year					$1,067	$1,426	$1,371
1 – 5 Years Maturity
STS Media, Inc.(9)	Information	Senior Secured	April 1, 2022	Fixed interest rate 11.9%; EOT 4.0%	$4,037	$4,135	$500
Sub-total: 1 – 5 Years Maturity					$4,037	$4,135	$500
Sub-total: Information (2.5%)					$5,104	$5,561	$1,871
Manufacturing
Less than a Year Maturity
Impossible Foods, Inc.	Manufacturing	Senior Secured	March 1, 2020	Fixed interest rate 11.0%; EOT 9.5%	$135	$267	$268
	Manufacturing	Senior Secured	April 1, 2020	Fixed interest rate 11.0%; EOT 9.5%	576	999	1,004
	Manufacturing	Senior Secured	July 1, 2020	Fixed interest rate 11.0%; EOT 9.5%	530	747	759
Total Impossible Foods, Inc.					1,241	2,013	2,031
Sub-total: Less than a Year					$1,241	$2,013	$2,031

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND II, L.P.
December 31, 2019
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Cost	Fair Value(6)
1 – 5 Years Maturity
Altierre Corporation	Manufacturing	Senior Secured	September 1, 2022	Fixed Interest Rate 12.0%; EOT 6.6%	$7,920	$8,042	$8,079
Ay Dee Kay LLC	Manufacturing	Senior Secured	October 1, 2022	Fixed interest rate 11.3%; EOT 3.0%	11,434	11,585	11,510
Vertical Communications, Inc.	Manufacturing	Senior Secured	March 1, 2022	Fixed interest rate 12.0%; EOT 6.5%	6,800	7,300	7,008
	Manufacturing	Senior Secured	March 1, 2022	Fixed interest rate 12.0%; EOT 6.5%	1,000	1,119	1,074
	Manufacturing	Senior Secured	March 1, 2022	Fixed interest rate 15.8%; EOT 8.5%	2,000	2,000	2,000
Total Vertical Communications, Inc.(7) (9)					9,800	10,419	10,082
Sub-total: 1 – 5 Years Maturity					$29,154	$30,046	$29,671
Sub-total: Manufacturing (43.2%)*					$30,395	$32,059	$31,702
Professional, Scientific, and Technical Services
Less than a Year Maturity
Machine Zone, Inc.(13)	Professional, Scientific, and Technical Services	Equipment Lease	August 1, 2019(13)	Fixed interest rate 6.6%; EOT 20.0%	$—	$454	$454
Sub-total: Less than a Year Maturity					$—	$454	$454
1 – 5 Years Maturity
E La Carte, Inc.	Professional, Scientific, and Technical Services	Senior Secured	January 1, 2021	Fixed interest rate 12.0%; EOT 7.0%	$3,224	$3,903	$3,861
Edeniq, Inc.	Professional, Scientific, and Technical Services	Senior Secured	June 1, 2021	Fixed interest rate 13.0%; EOT 9.5%	3,596	5,276	1,785
	Professional, Scientific, and Technical Services	Senior Secured	September 1, 2021	Fixed interest rate 13.0%; EOT 9.5%	2,890	3,077	1,370
Total Edeniq, Inc.(7)(9)					6,486	8,353	3,155
iHealth Solutions, LLC	Professional, Scientific, and Technical Services	Senior Secured	April 1, 2022	Fixed interest rate 12.5%; EOT 5.0%	4,000	4,109	4,138
Incontext Solutions, Inc.	Professional, Scientific, and Technical Services	Senior Secured	October 1, 2022	Fixed interest rate 11.8%; EOT 5.0%	6,672	6,524	6,639
Matterport, Inc.	Professional, Scientific, and Technical Services	Senior Secured	May 1, 2022	Fixed interest rate 11.5%; EOT 5.0%	6,652	6,728	6,836
Utility Associates, Inc.(9)	Professional, Scientific, and Technical Services	Senior Secured	September 30, 2023	Fixed interest rate 11.0%; EOT 0.0%	600	600	664
Sub-total: 1 – 5 Years Maturity					$27,634	$30,217	$25,293
Sub-total: Professional, Scientific, and Technical Services (35.1%)*					$27,634	$30,671	$25,747
Retail Trade
1 – 5 Years Maturity
Birchbox, Inc.	Retail Trade	Senior Secured	April 1, 2023	Fixed interest rate 11.8%; EOT 5.0%	$9,600	$9,876	$9,696
Sub-total: 1 – 5 Years Maturity					$9,600	$9,876	$9,696
Sub-total: Retail Trade (13.2%)*					$9,600	$9,876	$9,696
Wholesale Trade
1 – 5 Years Maturity
BaubleBar, Inc.	Wholesale Trade	Senior Secured	April 1, 2023	Fixed interest rate 11.5%; EOT 6.0%	$7,119	$7,593	$7,689
Sub-total: 1 – 5 Years Maturity					$7,119	$7,593	$7,689
Sub-total: Wholesale Trade (10.5%)*					$7,119	$7,593	$7,689
Total: Debt Investments (130.8%)*					$97,514	$104,405	$95,995

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND II, L.P.
December 31, 2019
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Expiration Date	Series	Shares	Strike Price	Cost	Fair Value(6)
Warrant Investments
Construction
Project Frog, Inc.(8)	Construction	Warrant	July 26, 2026	Preferred Series AA	391,990	$0.19	$14	$18
Sub-Total: Construction (0%)*							$14	$18
Educational Services
Qubed, Inc. dba Yellowbrick	Educational Services	Warrant	September 28, 2028	Common Stock	222,222	$0.90	$349	$294
Sub-Total: Educational Services (0.4%)*							$349	$294
Health Care and Social Assistance
Galvanize, Inc.	Health Care and Social Assistance	Warrant	May 17, 2026	Preferred Series B	508,420	$1.57	$459	$—
Sub-Total: Health Care and Social Assistance (0.0%)*							$459	$—
Information
Convercent, Inc.	Information	Warrant	November 30, 2025	Preferred Series 1	2,825,621	$0.16	$588	$832
Everalbum, Inc.	Information	Warrant	July 29, 2026	Preferred Series A	680,850	$0.10	29	20
Gtxcel, Inc.	Information	Warrant	September 24, 2025	Preferred Series C	800,000	$0.21	170	133
Gtxcel, Inc.	Information	Warrant	September 24, 2025	Preferred Series D	TBD(15)	TBD(15)	—	—
Total Gtxcel, Inc.							170	132
Hytrust, Inc.	Information	Warrant	June 23, 2026	Preferred Series D-2	339,846	$0.82	53	137
Lucidworks, Inc.	Information	Warrant	June 27, 2026	Preferred Series D	495,548	$0.77	373	646
STS Media, Inc.	Information	Warrant	March 15, 2028	Preferred Series C	10,105	$24.74	1	—
Sub-Total: Information (2.4%)*							$1,214	$1,767
Manufacturing
Altierre Corporation	Manufacturing	Warrant	December 30, 2026	Preferred Series F	792,000	$0.35	554	16
	Manufacturing	Warrant	February 12, 2028	Preferred Series F	264,000	$0.35	185	5
Total Altierre Corporation							739	21
Atieva, Inc.	Manufacturing	Warrant	March 31, 2027	Preferred Series D	253,510	$5.13	2,102	1,993
Ay Dee Kay LLC	Manufacturing	Warrant	March 30, 2028	Preferred Series G	5,000	$35.42	9	19
SBG Labs, Inc.	Manufacturing	Warrant	June 29, 2023	Preferred Series A-1	42,857	$0.70	20	13
	Manufacturing	Warrant	September 18, 2024	Preferred Series A-1	25,714	$0.70	5	8
	Manufacturing	Warrant	January 14, 2024	Preferred Series A-1	21,492	$0.70	10	7
	Manufacturing	Warrant	March 24, 2025	Preferred Series A-1	12,155	$0.70	5	4
	Manufacturing	Warrant	October 10, 2023	Preferred Series A-1	11,150	$0.70	3	4
	Manufacturing	Warrant	May 6, 2024	Preferred Series A-1	11,145	$0.70	12	4
	Manufacturing	Warrant	June 9, 2024	Preferred Series A-1	7,085	$0.70	6	2
	Manufacturing	Warrant	May 20, 2024	Preferred Series A-1	342,857	$0.70	156	110
	Manufacturing	Warrant	March 26, 2025	Preferred Series A-1	200,000	$0.70	91	65
Total SBG Labs, Inc.							308	217
Soraa, Inc.	Manufacturing	Warrant	August 21, 2023	Preferred Series 1	192,000	$5.00	596	498
	Manufacturing	Warrant	February 18, 2024	Preferred Series 2	60,000	$5.00	200	164
Total Soraa, Inc.							796	662
Vertical Communications, Inc.(7)	Manufacturing	Warrant	July 11, 2026	Preferred Series A	704,207	$1.00	—	—
Sub-Total: Manufacturing (4.0%)*							$3,954	$2,912

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND II, L.P.
December 31, 2019
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Expiration Date	Series	Shares	Strike Price	Cost	Fair Value(6)
Professional, Scientific, and Technical Services
Continuity, Inc.	Professional, Scientific, and Technical Services	Warrant	March 29, 2026	Preferred Series C	1,271,045	$0.25	$22	$17
	Professional, Scientific, and Technical Services	Warrant	March 29, 2026	Preferred Series C	—	$0.25	—	—
Total Continuity, Inc.							22	17
Crowdtap, Inc.	Professional, Scientific, and Technical Services	Warrant	December 16, 2025	Preferred Series B	442,233	$1.09	57	42
	Professional, Scientific, and Technical Services	Warrant	November 30, 2027	Preferred Series B	100,000	$1.09	13	9
Total Crowdtap, Inc.							70	51
Dynamics, Inc.	Professional, Scientific, and Technical Services	Warrant	March 10, 2024	Common Stock Options	17,000	$10.59	73	86
E La Carte, Inc.	Professional, Scientific, and Technical Services	Warrant	July 28, 2027	Preferred Series A	397,746	$0.30	33	148
	Professional, Scientific, and Technical Services	Warrant	March 11, 2026	Preferred Series AA-1	85,473	$0.30	3	11
	Professional, Scientific, and Technical Services	Warrant	March 11, 2026	Common Stock	83,427	$9.36	3	11
							39	170
Edeniq, Inc.	Professional, Scientific, and Technical Services	Warrant	December 23, 2026	Preferred Series B	2,685,501	$0.22	—	—
	Professional, Scientific, and Technical Services	Warrant	December 23, 2026	Preferred Series B	1,911,588	$0.01	—	—
	Professional, Scientific, and Technical Services	Warrant	March 12, 2028	Preferred Series C	4,468,601	$0.44	—	—
	Professional, Scientific, and Technical Services	Warrant	October 15, 2028	Preferred Series C	3,850,294	$0.01	—	—
Total Edeniq, Inc.(7)							—	—
Fingerprint Digital, Inc.	Professional, Scientific, and Technical Services	Warrant	April 29, 2026	Preferred Series B	38,482	$10.39	169	132
Hospitalists Now, Inc.	Professional, Scientific, and Technical Services	Warrant	December 6, 2026	Preferred Series D2	108,646	$5.89	311	57
	Professional, Scientific, and Technical Services	Warrant	March 30, 2026	Preferred Series D2	300,000	$5.89	858	157
Total Hospitalists Now, Inc.							1,169	214
Incontext Solutions, Inc.	Professional, Scientific, and Technical Services	Warrant	September 28, 2028	Preferred Series AA-1	332,858	$1.47	511	34

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND II, L.P.
December 31, 2019
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Expiration Date	Series	Shares	Strike Price	Cost	Fair Value(6)
Matterport, Inc.	Professional, Scientific, and Technical Services	Warrant	April 20, 2028	Common Stock	115,050	$1.43	332	348
Resilinc, Inc.	Professional, Scientific, and Technical Services	Warrant	December 15, 2025	Preferred Series A	589,275	$0.51	60	40
Utility Associates, Inc.	Professional, Scientific, and Technical Services	Warrant	May 22, 2027	Preferred Series A	74,009	$4.54	28	44
	Professional, Scientific, and Technical Services	Warrant	June 30, 2025	Preferred Series A	48,000	$4.54	18	29
	Professional, Scientific, and Technical Services	Warrant	May 1, 2026	Preferred Series A	160,000	$4.54	60	96
Total Utility Associates, Inc.							106	169
Sub-Total: Professional, Scientific, and Technical Services (1.7%)*							$2,551	$1,261
Real Estate and Rental and Leasing
Egomotion Corporation	Real Estate and Rental and Leasing	Warrant	June 29, 2028	Preferred Series A	121,571	$1.32	$223	$220
Sub-Total: Real Estate and Rental and Leasing (0.3%)*							$223	$220
Retail Trade
Birchbox, Inc.	Retail Trade	Warrant	August 14, 2028	Preferred Series A	74,806	$1.25	$91	$34
Trendly, Inc.	Retail Trade	Warrant	August 10, 2026	Preferred Series A	245,506	$1.14	237	222
Sub-Total: Retail Trade (0.3%)*							$328	$256
Wholesale Trade
BaubleBar, Inc.	Wholesale Trade	Warrant	March 29, 2027	Preferred Series C	478,625	$1.96	$455	$575
	Wholesale Trade	Warrant	April 20, 2028	Preferred Series C	54,000	$1.96	51	65
Total BaubleBar, Inc.							506	640
Char Software, Inc.	Wholesale Trade	Warrant	September 8, 2026	Preferred Series D	83,333	$3.96	174	200
	Wholesale Trade	Warrant	September 8, 2026	Preferred Series D	41,667	$3.96	87	100
Total Char Software, Inc.							261	300
Sub-Total: Wholesale Trade (1.3%)*							$767	$940
Total: Warrant Investments (10.4%)*							$9,859	$7,668

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND II, L.P.
December 31, 2019
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Shares	Series	Cost	Fair Value(6)
Equity Investments
Construction
Project Frog, Inc.	Construction	Equity	6,970,302	Preferred Series AA	$1,040	$602
	Construction	Equity	6,300,134	Preferred Series BB	2,708	2,668
Total Project Frog, Inc.(8)					3,748	3,270
Sub-Total: Construction (4.5%)*					$3,748	$3,270
Health Care and Social Assistance
WorkWell Prevention & Care	Health Care and Social Assistance	Equity	7,000,000	Common Stock	$500	$51
	Health Care and Social Assistance	Equity	3,450	Preferred Series P	—	3,450
	Health Care and Social Assistance	Equity	n/a	Convertible Notes(10)(11)	1,100	1,149
Total WorkWell Prevention & Care(7)					1,600	4,650
Sub-Total: Health Care and Social Assistance (6.3%)*					$1,600	$4,650
Manufacturing
Nanotherapeutics, Inc.	Manufacturing	Equity	305,822	Common Stock	$3	$5,352
Vertical Communications, Inc.	Manufacturing	Equity	3,308,612	Preferred Series 1	2,550	—
	Manufacturing	Equity	n/a	Convertible Notes(10)(14)	1,275	939
Total Vertical Communications, Inc.(7)					3,825	939
Sub-Total: Manufacturing (8.6%)*					$3,828	$6,291
Professional, Scientific, and Technical Services
Dynamics, Inc.	Professional, Scientific, and Technical Services	Equity	17,726	Preferred Series A	$54	$390
Edeniq, Inc.	Professional, Scientific, and Technical Services	Equity	7,175,637	Preferred Series B	2,350	—
	Professional, Scientific, and Technical Services	Equity	2,135,947	Preferred Series C	944	—
	Professional, Scientific, and Technical Services	Equity	n/a	Convertible Notes(10)(12)	1,303	—
Total Edeniq, Inc.(7)					4,598	—
Reterro, Inc.	Professional, Scientific, and Technical Services	Equity	5,030,247	Preferred Series A-2	—	—
	Professional, Scientific, and Technical Services	Equity	6,308,805	Common Stock	—	—
Total Reterro, Inc.					—	—
Sub-Total: Professional, Scientific, and Technical Services (0.5%)*					$4,652	$390
Total: Equity Investments (19.9%)*					$13,828	$14,601
Total Investment in Securities (161.1%)*					$128,092	$118,264

*
Value as a percent of Members’ Equity and Partners’ Capital, as applicable.

(1)
All portfolio companies are located in North America. The Company generally acquires its investments in private transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). These investments are generally subject to certain limitations on resale and may be deemed to be “restricted securities” under the Securities Act.

(2)
Trinity uses the North American Industry Classification System (NAICS) code for classifying the industry grouping of its portfolio companies.

(3)
All debt investments are income producing unless otherwise noted. Warrant investments are associated with funded debt and equipment lease financing instruments. All equity investments are non-income producing unless otherwise noted.

(4)
Interest rate is the fixed rate of the senior secured debt investment and does not include any original issue discount, end-of-term (EOT) payment, or any additional fees related to the investments, such as deferred interest, commitment fees, prepayment fees or

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND II, L.P.
December 31, 2019
(dollars in thousands)
exit fees. EOT payments are contractual and fixed interest payments due in cash at the maturity date of the loan, including upon prepayment, and are a fixed amount determined at the inception of the loan. At the end of the term of certain equipment leases, the lessee has the option to purchase the underlying assets at fair market value in certain cases subject to a cap, or return the equipment and pay a restocking fee. The fair values of the financed assets have been estimated as a percentage of original cost for purpose of the EOT payment value. The EOT payment is amortized and recognized as non-cash income over the loan or lease prior to its payment.
(5)
Principal is net of repayments.

(6)
All investments were valued at fair value using Level 3 significant unobservable inputs as determined in good faith by the Fund’s Investment committee.

(7)
This issuer is deemed to be a “Control Investment.” Control Investments are defined by the Investment Company Act of 1940 as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation. As defined in the Investment Company Act, Trinity is deemed to be an “Affiliated Person” of this portfolio company. See schedule 12-14 “Investments in and advances to affiliates” in the accompanying notes to the Financial Statements.

(8)
This issuer is deemed to be a “Affiliate Investment.” Affiliate Investments are defined by the Investment Company Act of 1940 as investments in companies in which the Company owns between 5% and 25% of the voting securities. As defined in the Investment Company Act, Trinity is deemed to be an “Affiliated Person” of this portfolio company. See schedule 12-14 “Investments in and advances to affiliates” in the accompanying notes to the Financial Statements.

(9)
This investment is on non-accrual status as of the period end.

(10)
Convertible notes represent investments through which the Fund will participate in future equity rounds at preferential rates. There are no principal or interest payments made against the note unless conversion does not take place.

(11)
Principal balance of $1.1 million at period end.

(12)
Principal balance of $1.6 million at period end.

(13)
Principal balance of lease paid off. Remaining balance represents the final payment which was negotiated to be paid in monthly installments over 12 months instead of a one-time lump sum. This asset is considered non-income producing.

(14)
Principal balance of $1.5 million at period end.

(15)
Fund has been issued warrants with pricing and number of shares dependent upon a future round of equity issuance by the Portfolio Company.

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND III, L.P.
December 31, 2019
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Cost	Fair Value(6)
Debt Investments
Administrative and Support and Waste Management and Remediation
1 – 5 Years Maturity
CleanPlanet Chemical, Inc.	Administrative and Support and Waste Management and Remediation Services	Equipment Lease	January 1, 2022	Fixed interest rate 9.2%; EOT 9.0%	$2,362	$2,506	$2,583
	Administrative and Support and Waste Management and Remediation Services	Equipment Lease	May 1, 2022	Fixed interest rate 9.5%; EOT 9.0%	542	566	576
	Administrative and Support and Waste Management and Remediation Services	Equipment Lease	August 1, 2022	Fixed interest rate 9.8%; EOT 9.0%	634	652	664
Total CleanPlanet Chemical, Inc.					3,538	3,724	3,823
Sub-total: 1 – 5 Years Maturity					$3,538	$3,724	$3,823
Sub-total: Administrative and Support and Waste Management and Remediation (3.8%)*					$3,538	$3,724	$3,823
Agriculture, Forestry, Fishing and Hunting
1 – 5 Years Maturity
Bowery Farming, Inc.	Agriculture, Forestry, Fishing and Hunting	Equipment Lease	January 1, 2023	Fixed interest rate 8.5%; EOT 8.5%	$1,786	$1,761	$1,807
	Agriculture, Forestry, Fishing and Hunting	Equipment Lease	February 1, 2023	Fixed interest rate 8.7%; EOT 8.5%	3,481	3,555	3,521
	Agriculture, Forestry, Fishing and Hunting	Equipment Lease	May 1, 2023	Fixed interest rate 8.7%; EOT 8.5%	4,185	4,219	4,219
Total Bowery Farming, Inc.					9,452	9,535	9,547
Etagen, Inc.	Agriculture, Forestry, Fishing and Hunting	Senior Secured	August 1, 2023	Fixed interest rate 11.0%; EOT 3.8%	6,650	6,500	6,651
Sub-total: 1 – 5 Years Maturity					$16,102	$16,035	$16,198
Sub-total: Agriculture, Forestry, Fishing and Hunting (15.9%)*					$16,102	$16,035	$16,198
Educational Services
1 – 5 Years Maturity
Examity, Inc.	Educational Services	Senior Secured	February 1, 2022	Fixed interest rate 11.5%; EOT 8.0%	$4,943	$5,301	$5,257
	Educational Services	Senior Secured	February 1, 2022	Fixed interest rate 11.5%; EOT 4.0%	2,330	2,341	2,396
	Educational Services	Senior Secured	January 1, 2023	Fixed interest rate 12.3%; EOT 4.0%	907	918	928
Total Examity, Inc.					8,180	8,560	8,581
Sub-total: 1 – 5 Years Maturity					$8,180	$8,560	$8,581
Sub-total: Educational Services (8.4%)*					$8,180	$8,560	$8,581
Finance and Insurance
1 – 5 Years Maturity
Handle Financial, Inc.	Finance and Insurance	Senior Secured	January 1, 2021	Fixed interest rate 12.0%; EOT 8.0%	$5,712	$6,395	$6,393
Petal Card, Inc.	Finance and Insurance	Senior Secured	December 1, 2023	Fixed interest rate 11.0%; EOT 3.0%	10,000	9,822	9,822
Sub-total: 1 – 5 Years Maturity					$15,712	$16,217	$16,215
Sub-total: Finance and Insurance (16.0%)*					$15,712	$16,217	$16,215
Information
Less than a Year
Smule, Inc.	Information	Equipment Lease	June 1, 2020	Fixed interest rate 6.3%; EOT 20.0%	$443	$916	$884
	Information	Equipment Lease	June 1, 2020	Fixed interest rate 19.1%; EOT 19.0%	2	4	4
Total Smule, Inc.					445	920	888
Sub-total: Less than a Year					$445	$920	$888

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND III, L.P.
December 31, 2019
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Cost	Fair Value(6)
1 – 5 Years Maturity
EMPYR Inc.	Information	Senior Secured	January 1, 2022	Fixed interest rate 12.0%; EOT 5.0%	$2,194	$2,282	$2,266
Gobiquity, Inc.	Information	Equipment Lease	April 1, 2022	Fixed interest rate 7.5%; EOT 20.0%	514	575	534
Nexus Systems, LLC.	Information	Senior Secured	July 1, 2023	Fixed interest rate 12.3%; EOT 5.0%	5,000	5,051	5,194
Oto Analytics, Inc.	Information	Senior Secured	March 1, 2023	Fixed interest rate 11.5%; EOT 6.0%	10,000	10,090	10,150
STS Media, Inc.(9)	Information	Senior Secured	April 1, 2022	Fixed interest rate 11.9%; EOT 4.0%	4,037	4,139	500
Unitas Global, Inc.	Information	Equipment Lease	August 1, 2021	Fixed interest rate 9.0%; EOT 12.0%	1,666	1,939	1,877
	Information	Equipment Lease	April 1, 2021	Fixed interest rate 7.8%; EOT 6.0%	253	267	261
Total Unitas Global, Inc.					1,919	2,206	2,138
Sub-total: 1 – 5 Years Maturity					$23,664	$24,343	$20,782
Sub-total: Information (21.3%)*					$24,109	$25,263	$21,670
Manufacturing
Less than a Year
Impossible Foods, Inc.	Manufacturing	Senior Secured	March 1, 2020	Fixed interest rate 11.0%; EOT 9.5%	$58	$115	$115
Sub-total: Less than a Year					$58	$115	$115
1 – 5 Years Maturity
Altierre Corporation	Manufacturing	Senior Secured	September 1, 2022	Fixed Interest Rate 12.0%; EOT 6.6%	$3,240	$3,290	$3,305
BHCosmetics, LLC	Manufacturing	Equipment Lease	March 1, 2021	Fixed interest rate 8.9%; EOT 5.0%	711	744	740
	Manufacturing	Equipment Lease	April 1, 2021	Fixed interest rate 8.7%; EOT 5.0%	760	797	784
Total BHCosmetics, LLC					1,471	1,541	1,524
Exela Pharma Sciences, LLC	Manufacturing	Equipment Lease	October 1, 2021	Fixed interest rate 11.4%; EOT 11.0%	4,358	4,878	4,707
	Manufacturing	Equipment Lease	January 1, 2022	Fixed interest rate 11.6%; EOT 11.0%	722	891	833
Total Exela Pharma Sciences, LLC					5,080	5,769	5,540
Happiest Baby, Inc.	Manufacturing	Equipment Lease	September 1, 2022	Fixed interest rate 8.4%; EOT 9.5%	710	690	720
	Manufacturing	Equipment Lease	November 1, 2022	Fixed interest rate 8.6%; EOT 9.5%	333	342	335
	Manufacturing	Equipment Lease	January 1, 2023	Fixed interest rate 8.6%; EOT 9.5%	1,034	1,053	1,030
Total Happiest Baby, Inc.					2,077	2,085	2,085

Health-Ade, LLC	Manufacturing	Equipment Lease	January 1, 2022	Fixed interest rate 9.4%; EOT 15.0%	2,502	2,955	2,827
	Manufacturing	Equipment Lease	April 1, 2022	Fixed interest rate 8.6%; EOT 15.0%	1,353	1,523	1,483
	Manufacturing	Equipment Lease	July 1, 2022	Fixed interest rate 9.1%; EOT 15.0%	3,120	3,410	3,342
Total Health-Ade, LLC					6,975	7,888	7,652
Impossible Foods, Inc.	Manufacturing	Senior Secured	October 1, 2021	Fixed interest rate 11.0%; EOT 9.5%	2,793	3,013	3,073
Robotany, Inc.	Manufacturing	Equipment Lease	August 1, 2022	Fixed interest rate 8.0%; EOT 15.0%	521	516	529
Zosano Pharma Corporation	Manufacturing	Equipment Lease	October 1, 2021	Fixed interest rate 9.4%; EOT 12.0%	3,086	3,383	3,350

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND III, L.P.
December 31, 2019
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Cost	Fair Value(6)
	Manufacturing	Equipment Lease	January 1, 2022	Fixed interest rate 9.7%; EOT 12.0%	1,955	2,141	2,064
	Manufacturing	Equipment Lease	July 1, 2022	Fixed interest rate 9.9%; EOT 12.0%	1,962	2,051	1,980
	Manufacturing	Equipment Lease	October 1, 2022	Fixed interest rate 9.9%; EOT 12.0%	2,133	2,178	2,109
	Manufacturing	Equipment Lease	December 1, 2022	Fixed interest rate 10.5%; EOT 12.0%	1,550	1,562	1,561
Total Zosano Pharma Corporation					10,686	11,315	11,064
Sub-total: 1 – 5 Years Maturity					$32,843	$35,417	$34,772
Sub-total: Manufacturing (34.3%)*					$32,901	$35,532	$34,887
Professional, Scientific, and Technical Services
1 – 5 Years Maturity
Augmedix, Inc.	Professional, Scientific, and Technical Services	Senior Secured	April 1, 2023	Fixed interest rate 12.0%; EOT 6.5%	$9,422	$9,587	$9,210
BackBlaze, Inc.	Professional, Scientific, and Technical Services	Equipment Lease	January 1, 2023	Fixed interest rate 7.2%; EOT 11.5%	1,314	1,416	1,376
	Professional, Scientific, and Technical Services	Equipment Lease	April 1, 2023	Fixed interest rate 7.4%; EOT 11.5%	163	171	168
	Professional, Scientific, and Technical Services	Equipment Lease	June 1, 2023	Fixed interest rate 7.4%; EOT 11.5%	617	641	633
	Professional, Scientific, and Technical Services	Equipment Lease	August 1, 2023	Fixed interest rate 7.5%; EOT 11.5%	241	247	245
	Professional, Scientific, and Technical Services	Equipment Lease	September 1, 2023	Fixed interest rate 7.7%; EOT 11.5%	245	249	249
	Professional, Scientific, and Technical Services	Equipment Lease	October 1, 2023	Fixed interest rate 7.5%; EOT 11.5%	244	248	246
	Professional, Scientific, and Technical Services	Equipment Lease	November 1, 2023	Fixed interest rate 7.2%; EOT 11.5%	812	822	822
	Professional, Scientific, and Technical Services	Equipment Lease	December 1, 2023	Fixed interest rate 7.5%; EOT 11.5%	1,066	1,072	1,072
	Professional, Scientific, and Technical Services	Equipment Lease	January 1, 2024	Fixed interest rate 7.4%; EOT 11.5%	6	7	7
Total BackBlaze, Inc.					4,708	4,873	4,818
Instart Logic, Inc.	Professional, Scientific, and Technical Services	Senior Secured	October 1, 2023	Fixed interest rate 11.5%; EOT 2.5%	15,000	15,190	15,190
	Professional, Scientific, and Technical Services	Senior Secured	October 1, 2023	Fixed interest rate 11.5%; EOT 2.5%	2,494	2,526	2,526
Total Instart Logic, Inc.					17,494	17,716	17,716
Pendulum Therapeutics, Inc.	Professional, Scientific, and Technical Services	Equipment Lease	May 1, 2023	Fixed interest rate 7.7%; EOT 5.0%	478	433	433
SQL Sentry, LLC	Professional, Scientific, and Technical Services	Senior Secured	August 1, 2023	Fixed interest rate 11.5%; EOT 3.5%	10,000	10,129	10,250
	Professional, Scientific, and Technical Services	Senior Secured	August 1, 2023	Fixed interest rate 11.5%; EOT 3.5%	3,500	3,539	3,588
Total SQL Sentry, LLC					13,500	13,668	13,838
Sun Basket, Inc.	Professional, Scientific, and Technical Services	Senior Secured	May 1, 2022	Fixed interest rate 11.7%; EOT 5.0%	11,728	12,072	12,077
Vidsys, Inc.	Professional, Scientific, and Technical Services	Senior Secured	January 1, 2022	Fixed interest rate 10.5%; EOT 6.0%	5,000	5,367	5,000
	Professional, Scientific, and Technical Services	Senior Secured	December 31, 2022	Fixed interest rate 0.0%; EOT 4.0%	1,539	1,539	—
Total Vidsys, Inc.					6,539	6,907	5,000
Sub-total: 1 – 5 Years Maturity					$63,869	$65,255	$63,092
Sub-total: Professional, Scientific, and Technical Services (62.1%)*					$63,869	$65,255	$63,092

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND III, L.P.
December 31, 2019
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Cost	Fair Value(6)
Real Estate and Rental and Leasing
1 – 5 Years Maturity
Knockaway, Inc.	Real Estate and Rental and Leasing	Senior Secured	June 1, 2023	Fixed interest rate 11.0%; EOT 3.0%	$10,000	$9,907	$9,966
	Real Estate and Rental and Leasing	Senior Secured	August 1, 2023	Fixed interest rate 11.0%; EOT 3.0%	1,250	1,256	1,242
Total Knockaway, Inc.					11,250	11,163	11,208
Sub-total: 1 – 5 Years Maturity					$11,250	$11,163	$11,208
Sub-total: Real Estate and Rental and Leasing (11.0%)*					$11,250	$11,163	$11,208
Retail Trade
1 – 5 Years Maturity
Birchbox, Inc.	Retail Trade	Senior Secured	April 1, 2023	Fixed interest rate 11.8%; EOT 5.0%	$7,200	$7,407	$7,272
Filld, Inc.	Retail Trade	Equipment Lease	April 1, 2022	Fixed interest rate 10.2%; EOT 12.0%	273	300	291
Gobble, Inc.	Retail Trade	Senior Secured	July 1, 2023	Fixed interest rate 11.3%; EOT 6.0%	4,000	3,842	3,976
	Retail Trade	Senior Secured	July 1, 2023	Fixed interest rate 11.5%; EOT 6.0%	2,000	2,053	1,994
Total Gobble Inc.					6,000	5,895	5,970
Madison Reed, Inc.	Retail Trade	Senior Secured	October 1, 2022	Fixed interest rate 12.0%; EOT 5.3%	9,000	9,242	9,248
UnTuckIt, Inc.	Retail Trade	Senior Secured	June 1, 2023	Fixed interest rate 12.0%; EOT 5.0%	12,500	12,603	13,188
Sub-total: 1 – 5 Years Maturity					$34,973	$35,447	$35,969
Sub-total: Retail Trade (35.4%)					$34,973	$35,447	$35,969
Utilities
Less than a Year
OhmConnect, Inc.	Utilities	Senior Secured	March 1, 2020	Fixed interest rate 12.0%; EOT 7.0%	$415	$580	$628
Sub-total: 1 – 5 Years Maturity					$415	$580	$628
Sub-total: Utilities (0.6%)*					$415	$580	$628
Total: Debt Investments (208.9%)*					$211,049	$217,776	$212,271

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND III, L.P.
December 31, 2019
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Expiration Date	Series	Shares	Strike Price	Cost	Fair Value(6)
Warrant Investments
Agriculture, Forestry, Fishing and Hunting
Bowery Farming, Inc.	Agriculture, Forestry, Fishing and Hunting	Warrant	June 10, 2029	Common Stock	34,432	$5.08	$182	$205
Etagen, Inc.	Agriculture, Forestry, Fishing and Hunting	Warrant	July 9, 2029	Common Stock	98,130	$1.15	203	198
Sub-Total: Agriculture, Forestry, Fishing and Hunting (0.4%)*							$385	$403
Finance and Insurance
Petal Card, Inc.	Finance and Insurance	Warrant	November 27, 2019	Preferred Series B	TBD(10)	TBD(10)	$147	$147
RM Technologies, Inc.	Finance and Insurance	Warrant	December 18, 2027	Preferred Series B	234,421	$3.88	329	285
Sub-Total: Finance and Insurance (0.4%)*							$476	$432
Information
EMPYR, Inc.	Information	Warrant	March 31, 2028	Common Stock	935,198	$0.07	$—	$—
Oto Analytics, Inc.	Information	Warrant	August 31, 2028	Preferred Series B	1,018,718	$0.79	235	295
STS Media, Inc.(9)	Information	Warrant	March 15, 2028	Preferred Series C	10,105	$24.74	1	—
Sub-Total: Information (0.3%)*							$236	$295
Manufacturing
Altierre Corporation	Manufacturing	Warrant	December 30, 2026	Preferred Series F	324,000	$0.35	$227	$6
	Manufacturing	Warrant	February 12, 2028	Preferred Series F	108,000	$0.35	76	2
							303	8
Atieva, Inc.	Manufacturing	Warrant	March 31, 2027	Preferred Series D	120,905	$5.13	1,002	951
	Manufacturing	Warrant	September 8, 2027	Preferred Series D	156,006	$5.13	1,293	1,227
Total Atieva, Inc.							2,295	2,178
Happiest Baby, Inc.	Manufacturing	Warrant	May 16, 2029	Common Stock	91,277	$0.33	57	96
Robotany, Inc.	Manufacturing	Warrant	July 19, 2029	Common Stock	5,895	$1.52	33	32
Zosano Pharma Corporation	Manufacturing	Warrant	September 25, 2025	Common Stock	75,000	$3.59	118	69
Sub-Total: Manufacturing (2.3%)*							$2,806	$2,383
Professional, Scientific, and Technical Services
Augmedix, Inc.	Professional, Scientific, and Technical Services	Warrant	September 3, 2029	Preferred Series B	1,379,028	$1.21	$414	$449
Hospitalists Now, Inc.	Professional, Scientific, and Technical Services	Warrant	March 30, 2026	Preferred Series D2	375,000	$5.89	1,073	196
Hospitalists Now, Inc.	Professional, Scientific, and Technical Services	Warrant	October 9, 2029	Preferred Series D2	55,263	$1.90	55	44
Saylent Technologies, Inc.	Professional, Scientific, and Technical Services	Warrant	March 31, 2027	Preferred Series C	24,096	$9.96	100	108
Sun Basket, Inc.	Professional, Scientific, and Technical Services	Warrant	October 5, 2027	Preferred Series C-2	249,306	$6.02	240	111
Vidsys, Inc.	Professional, Scientific, and Technical Services	Warrant	June 14, 2029	Preferred Series 1	22,507	$4.91	—	—
	Professional, Scientific, and Technical Services	Warrant	March 27, 2027	Common Stock	3,061	$0.01	76	—
Total Vidsys, Inc.							76	—
Sub-Total: Professional, Scientific, and Technical Services (0.9%)*							$1,958	$908

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND III, L.P.
December 31, 2019
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Expiration Date	Series	Shares	Strike Price	Cost	Fair Value(6)
Real Estate and Rental and Leasing
Knockaway, Inc.	Real Estate and Rental and Leasing	Warrant	May 24, 2029	Preferred Series B	87,955	$8.53	$88	$209
Sub-Total: Real Estate and Rental and Leasing (0.2%)*							$88	$209
Retail Trade
Birchbox, Inc.	Retail Trade	Warrant	August 14, 2028	Preferred Series A	56,104	$1.25	$68	$26
Gobble, Inc.	Retail Trade	Warrant	May 9, 2028	Common Stock	74,635	$1.20	356	617
	Retail Trade	Warrant	December 27, 2029	Common Stock	10,000	$1.22	73	73
Total Gobble, Inc.							429	690
Le Tote, Inc.	Retail Trade	Warrant	March 7, 2028	Common Stock	216,312	$1.46	477	490
Madison Reed, Inc.	Retail Trade	Warrant	March 23, 2027	Preferred Series C	175,098	$2.57	192	167
	Retail Trade	Warrant	July 18, 2028	Common Stock	38,842	$0.99	52	64
	Retail Trade	Warrant	May 19, 2029	Common Stock	32,927	$1.06	51	49
Total Madison Reed, Inc.							295	280
Sub-Total: Retail Trade (1.5%)*							$1,269	$1,486
Wholesale Trade
Char Software, Inc.	Wholesale Trade	Warrant	September 8, 2026	Preferred Series D	53,030	$3.96	$111	$128
Sub-Total: Wholesale Trade (0.1%)*							$111	$128
Total: Warrant Investments (6.1%)*							$7,329	$6,244

Portfolio Company(1)	Industry(2)	Type of Investment(3)	Shares	Series	Cost	Fair Value(6)
Equity Investments
Professional, Scientific, and Technical Services
Instart Logic, Inc.	Professional, Scientific, and Technical Services	Equity	n/a	Convertible Notes(7)(8)	$5,000	$5,000
Sub-Total: Professional, Scientific, and Technical Services (4.9%)*					$5,000	$5,000
Total: Equity Investments (4.9%)*					$5,000	$5,000
Total Investment in Securities (220.0%)*					$230,105	$223,515

*
Value as a percent of Members’ Equity and Partners’ Capital, as applicable.

(1)
All portfolio companies are located in North America. The Company generally acquires its investments in private transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). These investments are generally subject to certain limitations on resale and may be deemed to be “restricted securities” under the Securities Act.

(2)
Trinity uses the North American Industry Classification System (NAICS) code for classifying the industry grouping of its portfolio companies.

(3)
All debt investments are income producing unless otherwise noted. Warrant investments are associated with funded debt and equipment lease financing instruments. All equity investments are non-income producing unless otherwise noted.

(4)
Interest rate is the fixed rate of the senior secured debt investment and does not include any original issue discount, end-of-term (EOT) payment, or any additional fees related to the investments, such as deferred interest, commitment fees, prepayment fees or exit fees. EOT payments are contractual and fixed interest payments due in cash at the maturity date of the loan, including upon prepayment, and are a fixed amount determined at the inception of the loan. At the end of the term of certain equipment leases, the lessee has the option to purchase the underlying assets at fair market value in certain cases subject to a cap, or return the equipment and pay a restocking fee. The fair values of the financed assets have been estimated as a percentage of original cost for purpose of the EOT payment value. The EOT payment is amortized and recognized as non-cash income over the loan or lease prior to its payment.

(5)
Principal is net of repayments.

(6)
All investments were valued at fair value using Level 3 significant unobservable inputs as determined in good faith by the Fund’s Investment committee.

(7)
Convertible notes represent investments through which the Fund will participate in future equity rounds at preferential rates. There are no principal or interest payments made against the note unless conversion does not take place.

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND III, L.P.
December 31, 2019
(dollars in thousands)
(8)
Principal balance of $5.0 million at period end.

(9)
This investment is on non-accrual status as of the period end.

(10)
Fund has been issued warrants with pricing and number of shares dependent upon a future round of equity issuance by the Portfolio Company.

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND IV, L.P.
December 31, 2019
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment (3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Cost	Fair Value(6)
Debt Investments
Administrative and Support and Waste Management and Remediation
1 – 5 Years Maturity
Seaon Environmental, LLC	Administrative and Support and Waste Management and Remediation Services	Equipment Lease	January 1, 2023	Fixed interest rate 9.0%; EOT 5.0%	$1,532	$1,581	$1,539
Sub-total: 1 – 5 Years Maturity					$1,532	$1,581	$1,539
Sub-total: Administrative and Support and Waste Management and Remediation (4.0%)*					$1,532	$1,581	$1,539
Agriculture, Forestry, Fishing and Hunting
1 – 5 Years Maturity
Bowery Farming, Inc.	Agriculture, Forestry, Fishing and Hunting	Equipment Lease	January 1, 2023	Fixed interest rate 8.3%; EOT 5.0%	$893	$826	$904
Etagen, Inc.	Agriculture, Forestry, Fishing and Hunting	Senior Secured	August 1, 2023	Fixed interest rate 11.0%; EOT 3.8%	1,900	1,857	1,900
Sub-total: 1 – 5 Years Maturity					$2,793	$2,683	$2,804
Sub-total: Agriculture, Forestry, Fishing and Hunting (7.4%)*					$2,793	$2,683	$2,804
Information
1 – 5 Years Maturity
RapidMiner, Inc.	Information	Senior Secured	October 1, 2023	Fixed interest rate 12.0%; EOT 4.0%	$10,000	$9,732	$9,850
Sub-total: 1 – 5 Years Maturity					$10,000	$9,732	$9,850
Sub-total: Information (25.9%)*					$10,000	$9,732	$9,850
Manufacturing
1 – 5 Years Maturity
Happiest Baby, Inc.	Manufacturing	Equipment Lease	September 1, 2022	Fixed interest rate 8.1%; EOT 5.0%	$426	$414	$432
	Manufacturing	Equipment Lease	November 1, 2022	Fixed interest rate 8.6%; EOT 5.0%	555	570	558
Total Happiest Baby, Inc.					981	984	990
Impossible Foods, Inc.	Manufacturing	Senior Secured	July 1, 2020	Fixed interest rate 11.0%; EOT 9.5%	133	188	190
Robotany, Inc.	Manufacturing	Equipment Lease	August 1, 2022	Fixed interest rate 8.0%; EOT 15.0%	1,042	1,033	1,034
Sub-total: 1 – 5 Years Maturity					$2,156	$2,205	$2,214
Sub-total: Manufacturing (5.8%)*					$2,156	$2,205	$2,214
Professional, Scientific, and Technical Services
1 – 5 Years Maturity
BackBlaze, Inc.	Professional, Scientific, and Technical Services	Equipment Lease	June 1, 2023	Fixed interest rate 7.4%; EOT 11.5%	$309	$320	$315
Sub-total: 1 – 5 Years Maturity					$309	$320	$315
Sub-total: Professional, Scientific, and Technical Services (0.8%)*					$309	$320	$315
Real Estate and Rental and Leasing
1 – 5 Years Maturity
Knockaway, Inc.	Real Estate and Rental and Leasing	Senior Secured	September 1, 2023	Fixed interest rate 11.0%; EOT 3.0%	$1,250	$1,244	$1,241
Wanderjaunt, Inc.	Real Estate and Rental and Leasing	Equipment Lease	June 1, 2023	Fixed interest rate 10.2%; EOT 12.0%	500	446	446
Sub-total: 1 – 5 Years Maturity					$1,750	$1,690	$1,687
Sub-total: Real Estate and Rental and Leasing (5.0%)*					$1,750	$1,690	$1,687

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND IV, L.P.
December 31, 2019
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment (3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Cost	Fair Value(6)
Retail Trade
1 – 5 Years Maturity
UnTuckIt, Inc.	Retail Trade	Senior Secured	June 1, 2023	Fixed interest rate 12.0%; EOT 5.0%	$4,000	$4,033	$4,220
Sub-total: 1 – 5 Years Maturity					$4,000	$4,033	$4,220
Sub-total: Professional, Scientific, and Technical Services (11.1%)*					$4,000	$4,033	$4,220
Utilities
1 – 5 Years Maturity
Invenia, Inc.	Utilities	Senior Secured	January 1, 2023	Fixed interest rate 11.5%; EOT 5.0%	$7,002	$7,140	$7,372
	Utilities	Senior Secured	May 1, 2023	Fixed interest rate 11.5%; EOT 5.0%	4,000	4,056	4,212
	Utilities	Senior Secured	January 1, 2024	Fixed interest rate 11.5%; EOT 5.0%	3,000	3,000	3,000
Total Invenia, Inc.(11)					$14,002	$14,196	$14,584
Sub-total: 1 – 5 Years Maturity					$14,002	$14,196	$14,584
Sub-total: Utilities (38.3%)*					$14,002	$14,196	$14,584
Total: Debt Investments (97.9%)*					$36,542	$36,440	$37,213

Portfolio Company(1)	Industry(2)	Type of Investment(3)	Expiration Date	Series	Shares	Strike Price	Cost	Fair Value(6)
Warrant Investments
Agriculture, Forestry, Fishing and Hunting
Bowery Farming, Inc.	Agriculture, Forestry, Fishing and Hunting	Warrant	June 10, 2029	Common Stock	17,216	$5.08	$91	$103
Etagen, Inc.	Agriculture, Forestry, Fishing and Hunting	Warrant	July 9, 2029	Common Stock	28,037	$1.15	58	57
Sub-Total: Agriculture, Forestry, Fishing and Hunting (0.4%)*							$149	$160
Information
RapidMiner, Inc.	Information	Warrant	March 25, 2029	Preferred Series C-1	11,624	$60.22	$381	$528
Sub-Total: Information (1.4%)*							$381	$528
Manufacturing
Happiest Baby, Inc.	Manufacturing	Warrant	May 16, 2029	Common Stock	54,766	$0.33	$34	$58
Robotany, Inc.	Manufacturing	Warrant	July 19, 2029	Common Stock	9,267	$1.52	66	63
Sub-Total: Manufacturing (0.3%)*							$100	$121
Total: Warrant Investments (2.1%)*							$630	$809

Portfolio Company(1)	Industry(2)	Type of Investment(3)	Shares	Series	Cost	Fair Value(6)
Equity Investments
Manufacturing
Vertical Communications, Inc.(7)	Manufacturing	Equity	n/a	Convertible Notes(9)(10)	$3,550	$2,538
Sub-Total: Manufacturing (6.7%)*					$3,550	$2,538
Total: Equity Investments (6.7%)*					$3,550	$2,538
Total Investment in Securities (106.7%)*					$40,620	$40,560

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND IV, L.P.
December 31, 2019
(dollars in thousands)

*
Value as a percent of Members’ Equity and Partners’ Capital, as applicable.

(1)
All portfolio companies are located in North America. The Company generally acquires its investments in private transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). These investments are generally subject to certain limitations on resale and may be deemed to be “restricted securities” under the Securities Act.

(2)
Trinity uses the North American Industry Classification System (NAICS) code for classifying the industry grouping of its portfolio companies.

(3)
All debt investments are income producing unless otherwise noted. Warrant investments are associated with funded debt and equipment lease financing instruments. All equity investments are non-income producing unless otherwise noted.

(4)
Interest rate is the fixed rate of the senior secured debt investment and does not include any original issue discount, end-of-term (EOT) payment, or any additional fees related to the investments, such as deferred interest, commitment fees, prepayment fees or exit fees. EOT payments are contractual and fixed interest payments due in cash at the maturity date of the loan, including upon prepayment, and are a fixed amount determined at the inception of the loan. At the end of the term of certain equipment leases, the lessee has the option to purchase the underlying assets at fair market value in certain cases subject to a cap, or return the equipment and pay a restocking fee. The fair values of the financed assets have been estimated as a percentage of original cost for purpose of the EOT payment value. The EOT payment is amortized and recognized as non-cash income over the loan or lease prior to its payment.

(5)
Principal is net of repayments.

(6)
All investments were valued at fair value using Level 3 significant unobservable inputs as determined in good faith by the Fund’s Investment committee.

(7)
This issuer is deemed to be a “Control Investment.” Control Investments are defined by the Investment Company Act of 1940 as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation. As defined in the Investment Company Act, Trinity is deemed to be an “Affiliated Person” of this portfolio company. See schedule 12-14 “Investments in and advances to affiliates” in the accompanying notes to the Financial Statements.

(8)
This investment is on non-accrual status as of the period end.

(9)
Principal balance of $4.1 million at period end.

(10)
Convertible notes represent investments through which the Fund will participate in future equity rounds at preferential rates. There are no principal or interest payments made against the note unless conversion does not take place.

(11)
Indicates an asset that the Company deems as non “qualifying assets” under section 55(a) of 1940 Act. Asset represents 31.9% of the Fund’s total assets. Qualifying assets must represent at least 70% of the Company’s total assets at the time of acquisition of any additional non-qualifying assets.

SCHEDULE OF INVESTMENTS
TRINITY SIDECAR INCOME FUND, L.P.
December 31, 2019
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Maturity Date	Interest Rate(4)	Principal Amount(5)	Cost	Fair Value(6)
Debt Investments
Administrative and Support and Waste Management and Remediation
1 – 5 Years Maturity
Seaon Environmental, LLC	Administrative and Support and Waste Management and Remediation Services	Equipment Lease	January 1, 2023	Fixed interest rate 9.0%; EOT 5.0%	$1,532	$1,581	$1,539
Sub-total: 1 – 5 Years Maturity					$1,532	$1,581	$1,539
Sub-total: Administrative and Support and Waste Management and Remediation (12.9%)*					$1,532	$1,581	$1,539
Agriculture, Forestry, Fishing and Hunting
1 – 5 Years Maturity
Bowery Farming, Inc.	Agriculture, Forestry, Fishing and Hunting	Equipment Lease	January 1, 2023	Fixed interest rate 8.3%; EOT 5.0%	$893	$825	$904
Etagen, Inc.	Agriculture, Forestry, Fishing and Hunting	Senior Secured	August 1, 2023	Fixed interest rate 11.0%; EOT 3.8%	950	929	950
Sub-total: 1 – 5 Years Maturity					$1,843	$1,754	$1,854
Sub-total: Agriculture, Forestry, Fishing and Hunting (15.5%)*					$1,843	$1,754	$1,854
Manufacturing
1 – 5 Years Maturity
Happiest Baby, Inc.	Manufacturing	Equipment Lease	September 1, 2022	Fixed interest rate 8.1%; EOT 5.0%	$284	$276	$288
	Manufacturing	Equipment Lease	November 1, 2022	Fixed interest rate 8.6%; EOT 5.0%	222	228	223
Total Happiest Baby, Inc.					506	504	511
Robotany, Inc.	Manufacturing	Equipment Lease	August 1, 2022	Fixed interest rate 8%; EOT 15%	521	516	516
Sub-total: 1 – 5 Years Maturity					$1,027	$1,020	$1,027
Sub-total: Manufacturing (8.6%)*					$1,027	$1,020	$1,027
Professional, Scientific, and Technical Services
1 – 5 Years Maturity
BackBlaze, Inc.	Professional, Scientific, and Technical Services	Equipment Lease	June 1, 2023	Fixed interest rate 7.4%; EOT 11.5%	$309	$321	$316
Sub-total: 1 – 5 Years Maturity					$309	$321	$316
Sub-total: Professional, Scientific, and Technical Services (2.6%)*					$309	$321	$316
Real Estate and Rental and Leasing
1-5 Years Maturity
Knockaway, Inc.	Real Estate and Rental and Leasing	Senior Secured	August 1, 2023	Fixed interest rate 11.0%; EOT 3.0%	$1,250	$1,234	$1,242
	Real Estate and Rental and Leasing	Senior Secured	September 1, 2023	Fixed interest rate 11.0%; EOT 3.0%	1,250	1,255	1,241
Total Knockaway, Inc.					2,500	2,489	2,483
Sub-total: 1-5 Years Maturity					$2,500	$2,489	$2,483
Sub-total: Real Estate and Rental and Leasing (23.8%)*					$2,500	$2,489	$2,483
Retail Trade
1 – 5 Years Maturity
UnTuckIt, Inc.	Retail Trade	Senior Secured	June 1, 2023	Fixed interest rate 12.0%; EOT 5.0%	$3,500	$3,529	$3,693
Sub-total: 1 – 5 Years Maturity					$3,500	$3,529	$3,693
Sub-total: Retail Trade (30.8%)*					$3,500	$3,529	$3,693
Total: Debt Investments (91.2%)*					$10,711	$10,694	$10,912

SCHEDULE OF INVESTMENTS
TRINITY SIDECAR INCOME FUND, L.P.
December 31, 2019
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(3)	Expiration Date	Series	Shares	Strike Price	Cost	Fair Value(6)
Warrant Investments
Agriculture, Forestry, Fishing and Hunting
Bowery Farming, Inc.	Agriculture, Forestry, Fishing and Hunting	Warrant	June 10, 2029	Common Stock	17,216	$5.08	$91	$103
Etagen, Inc.	Agriculture, Forestry, Fishing and Hunting	Warrant	July 9, 2029	Common Stock	14,019	$1.15	29	28
Sub-Total: Agriculture, Forestry, Fishing and Hunting (1.1%)*							$120	$131
Manufacturing
Happiest Baby, Inc.	Manufacturing	Warrant	May 16, 2029	Common Stock	36,511	$0.33	$23	$39
Robotany, Inc.	Manufacturing	Warrant	July 19, 2029	Common Stock	5,895	$1.52	33	32
Sub-Total: Manufacturing (0.6%)*							$56	$71
Total: Warrant Investments (1.7%)*							$176	$202
Total Investment in Securities (92.8%)*							$10,870	$11,114

*
Value as a percent of Members’ Equity and Partners’ Capital, as applicable.

(1)
All portfolio companies are located in North America. The Company generally acquires its investments in private transactions exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). These investments are generally subject to certain limitations on resale and may be deemed to be "restricted securities" under the Securities Act.

(2)
Trinity uses the North American Industry Classification System (NAICS) code for classifying the industry grouping of its portfolio companies.

(3)
All debt investments are income producing unless otherwise noted. Warrant investments are associated with funded debt and equipment lease financing instruments.

(4)
Interest rate is the fixed rate of the senior secured debt investment and does not include any original issue discount, end-of-term (EOT) payment, or any additional fees related to the investments, such as deferred interest, commitment fees, prepayment fees or exit fees. EOT payments are contractual and fixed interest payments due in cash at the maturity date of the loan, including upon prepayment, and are a fixed amount determined at the inception of the loan. At the end of the term of certain equipment leases, the lessee has the option to purchase the underlying assets at fair market value in certain cases subject to a cap, or return the equipment and pay a restocking fee. The fair values of the financed assets have been estimated as a percentage of original cost for purpose of the EOT payment value. The EOT payment is amortized and recognized as non-cash income over the loan or lease prior to its payment.

(5)
Principal is net of repayments.

(6)
All investments were valued at fair value using Level 3 significant unobservable inputs as determined in good faith by the Fund’s Investment committee.

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL INVESTMENT, LLC
December 31, 2018
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(4)	Maturity Date	Interest Rate(11)	Principal Amount(5)	Cost	Fair Value(3)
Debt Investments
Educational Services
1-5 Years Maturity
Examity, Inc.	Educational Services	Senior Secured	February 1, 2022	Fixed interest rate 11.5%; 8% EOT	$1,400	$1,471	$1,414
	Educational Services	Senior Secured	February 1, 2022	Fixed interest rate 11.5%; 4% EOT	660	663	652
Total Examity, Inc.					2,060	2,134	2,066
Sub-total: 1 – 5 Years Maturity					$2,060	$2,134	$2,066
Sub-total: Educational Services (101.8%)*					$2,060	$2,134	$2,066
Health Care and Social Assistance
1 – 5 Years Maturity
Galvanize, Inc.	Health Care and Social Assistance	Senior Secured	December 1, 2021	Fixed interest rate 12.0%; 5% EOT	$853	$863	$860
Sub-total: 1 – 5 Years Maturity					$853	$863	$860
Sub-total: Health Care and Social Assistance (42.4%)*					$853	$863	$860
Information
1 – 5 Years Maturity
Everalbum, Inc.	Information	Senior Secured	November 1, 2019	Fixed interest rate 11.25%;6% EOT	$240	$272	$263
Gtxcel, Inc.	Information	Senior Secured	January 1, 2020	Fixed interest rate 13.2%; 12.7% EOT	376	440	401
Hytrust, Inc.	Information	Senior Secured	January 1, 2020	Fixed interest rate 12.0%; 6% EOT	470	523	510
Sub-total: 1 – 5 Years Maturity					$1,086	$1,235	$1,174
Sub-total: Information (57.9%)*					$1,086	$1,235	$1,174
Manufacturing
1 – 5 Years Maturity
Altierre Corporation	Manufacturing	Senior Secured	January 1, 2022	Fixed interest rate 12.0%; 3% EOT	$980	$964	$960
Ay Dee Kay LLC	Manufacturing	Senior Secured	October 1, 2022	Fixed interest rate 11.25%;3% EOT	3,000	3,021	3,000
Catalogic Software, Inc.	Manufacturing	Senior Secured	December 1, 2019	Fixed interest rate 11.8%; 13% EOT	691	961	951
Impossible Foods, Inc.	Manufacturing	Senior Secured	June 1, 2019	Fixed interest rate 11.0%; 9.5% EOT	191	283	279
	Manufacturing	Senior Secured	July 1, 2020	Fixed interest rate 12.0%; 9.5% EOT	341	383	372
Total Impossible Foods, Inc.					532	666	651
Vertical Communications, Inc.	Manufacturing	Senior Secured	December 1, 2020	Fixed interest rate 11.7%; 6.5% EOT	1,200	1,235	1,205
	Manufacturing	Senior Secured	December 1, 2021	Fixed interest rate 12.3%; 6.5% EOT	500	500	504
Total Vertical Communications, Inc.(6)(10)					1,700	1,735	1,709
Sub-total: 1 – 5 Years Maturity					$6,903	$7,347	$7,271
Sub-total: Manufacturing (358.4%)*					$6,903	$7,347	$7,271
Professional, Scientific, and Technical Services
1 – 5 Years Maturity
E La Carte, Inc.	Professional, Scientific, and Technical Services	Senior Secured	January 1, 2021	Fixed interest rate 12.0%; 7% EOT	$1,463	$1,587	$1,580
Edeniq, Inc.(6)	Professional, Scientific, and Technical Services	Senior Secured	December 1, 2020	Fixed interest rate 13.0%; 9.5% EOT	259	257	257
Fingerprint Digital, Inc.	Professional, Scientific, and Technical Services	Senior Secured	August 1, 2019	Fixed interest rate 12.0%; 6% EOT	273	329	327

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL INVESTMENT, LLC
December 31, 2018
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(4)	Maturity Date	Interest Rate(11)	Principal Amount(5)	Cost	Fair Value(3)
Machine Zone, Inc.	Professional, Scientific, and Technical Services	Equipment Lease	August 1, 2019	Fixed interest rate 6.6%; 20% EOT	249	405	377
	Professional, Scientific, and Technical Services	Equipment Lease	December 1, 2019	Fixed interest rate 6%; 20% EOT	649	911	845
Total Machine Zone, Inc.					898	1,316	1,222
Matterport, Inc.	Professional, Scientific, and Technical Services	Senior Secured	May 1, 2022	Fixed interest rate 11.5%; 5% EOT	2,000	1,966	1,953
Upsight	Professional, Scientific, and Technical Services	Senior Secured	March 1, 2019	Fixed interest rate 12.0%; 13% EOT	56	86	85
Utility Associates, Inc.	Professional, Scientific, and Technical Services	Senior Secured	September 30, 2023	Fixed Interest Rate 11.0%; 0.0% EOT	150	—	—
Sub-total: 1 – 5 Years Maturity					$5,099	$5,541	$5,424
Sub-total: Professional, Scientific, and Technical Services (267.4%)*					$5,099	$5,541	$5,424
Retail Trade
1 – 5 Years Maturity
Birchbox, Inc.	Retail Trade	Senior Secured	October 1, 2022	Fixed interest rate 11.75%; 5% EOT	$4,000	$4,054	$4,010
Madison Reed, Inc.	Retail Trade	Senior Secured	December 1, 2021	Fixed interest rate 12.0%; 5% EOT	1,000	1,018	1,005
Sub-total: 1 – 5 Years Maturity					$5,000	$5,072	$5,015
Sub-total: Retail Trade (247.2%)*					$5,000	$5,072	$5,015
Utilities
1 – 5 Years Maturity
Invenia, Inc.	Utilities	Senior Secured	January 1, 2023	Fixed interest rate 11.5%; 5% EOT	$2,000	$2,000	$1,964
Sub-total: 1 – 5 Years Maturity					$2,000	$2,000	$1,964
Sub-total: Utilities (96.8%)*					$2,000	$2,000	$1,964
Wholesale Trade
1 – 5 Years Maturity
BaubleBar, Inc.	Wholesale Trade	Senior Secured	April 1, 2021	Fixed interest rate 11.5%; 6% EOT	$1,174	$1,179	$1,173
Sub-total: 1 – 5 Years Maturity					$1,174	$1,179	$1,173
Sub-total: Wholesale Trade (57.8%)*					$1,174	$1,179	$1,173
Total: Debt Investments (1229.5%)*					$24,175	$25,371	$24,947

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL INVESTMENT, LLC
December 31, 2018
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(4)	Expiration Date	Series	Shares	Strike Price	Cost	Fair Value(3)
Warrant Investments
Educational Services
Examity, Inc.	Educational Services	Warrant	April 17, 2028	Common Stock	13,000	$2.00	$6	$6
Sub-Total: Educational Services (0.3%)*							$6	$6
Health Care and Social Assistance
Galvanize, Inc.	Health Care and Social Assistance	Warrant	May 17, 2026	Preferred Series B	127,105	$1.57	$115	$78
Sub-Total: Health Care and Social Assistance (3.8%)*							$115	$78
Information
Convercent, Inc.	Information	Warrant	November 30, 2025	Preferred Series 1	313,958	$0.16	$65	$78
Everalbum, Inc.	Information	Warrant	July 29, 2026	Preferred Series A	170,213	0.47	7	4
Gtxcel, Inc.	Information	Warrant	September 24, 2025	Preferred Series C	200,000	0.21	43	—
Hytrust, Inc.	Information	Warrant	June 23, 2026	Preferred Series D-2	84,962	0.82	13	23
Lucidworks, Inc.	Information	Warrant	June 27, 2026	Preferred Series D	123,887	0.77	93	111
Market6	Information	Warrant	November 19, 2020	Preferred Series B	53,410	1.65	42	35
Sub-Total: Information (12.4%)*							$263	$251
Manufacturing
Altierre Corporation	Manufacturing	Warrant	December 30, 2026	Preferred Series F	84,000	$0.35	$60	$59
	Manufacturing	Warrant	February 12, 2028	Preferred Series F	28,000	0.35	20	20
Total Altierre Corporation							80	79
Atieva, Inc.	Manufacturing	Warrant	March 31, 2027	Preferred Series D	15,601	5.13	129	129
	Manufacturing	Warrant	September 8, 2027	Preferred Series D	39,002	5.13	323	324
Total Atieva, Inc.							452	453
Ay Dee Kay LLC	Manufacturing	Warrant	March 30, 2028	Preferred Series G	1,250	35.42	2	2
Hexatech, Inc.	Manufacturing	Warrant	April 5, 2022	Preferred Series A	22,563	2.77	—	—
Lensvector, Inc.	Manufacturing	Warrant	December 30, 2021	Preferred Series C	85,065	1.18	41	35
Nanotherapeutics, Inc.	Manufacturing	Warrant	November 14, 2021	Common Stock	67,961	1.03	232	266
Vertical Communications, Inc.	Manufacturing	Warrant	July 11, 2026	Preferred Series A	96,000	1.00	—	—
Sub-Total: Manufacturing (41.1%)*							$807	$835
Professional, Scientific, and Technical Services
Continuity, Inc.	Professional, Scientific, and Technical Services	Warrant	March 29, 2026	Preferred Series C	158,881	$0.25	$3	$2
E La Carte, Inc.	Professional, Scientific, and Technical Services	Warrant	July 28, 2027	Common Stock	20,858	9.36	1	2
	Professional, Scientific, and Technical Services	Warrant	July 28, 2027	Preferred Series A	99,437	0.30	8	32
	Professional, Scientific, and Technical Services	Warrant	July 28, 2027	Preferred Series AA-1	21,368	9.36	1	1
Total E La Carte, Inc.							10	35
Edeniq, Inc.(6)	Professional, Scientific, and Technical Services	Warrant	December 23, 2026	Preferred Series B	316,561	0.01	116	—
Fingerprint Digital, Inc.	Professional, Scientific, and Technical Services	Warrant	April 29, 2026	Preferred Series B	9,620	$10.39	42	44
Hospitalists Now, Inc.	Professional, Scientific, and Technical Services	Warrant	March 30, 2026	Preferred Series D2	27,161	5.89	253	50
	Professional, Scientific, and Technical Services	Warrant	December 6, 2026	Preferred Series D2	75,000	5.89	127	25
Total Hospitalists Now, Inc.							380	75
Matterport, Inc.	Professional, Scientific, and Technical Services	Warrant	April 20, 2028	Common Stock	28,763	$1.43	83	83
Utility Associates, Inc.	Professional, Scientific, and Technical Services	Warrant	June 30, 2025	Preferred Series A	18,502	4.54	7	4

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL INVESTMENT, LLC
December 31, 2018
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(4)	Expiration Date	Series	Shares	Strike Price	Cost	Fair Value(3)
	Professional, Scientific, and Technical Services	Warrant	May 1, 2026	Preferred Series A	12,000	4.54	4	3
	Professional, Scientific, and Technical Services	Warrant	May 22, 2027	Preferred Series A	40,000	4.54	15	8
Total Utility Associates, Inc.							26	15
Sub-Total: Professional, Scientific, and Technical Services (12.5%)*							$660	$254
Retail Trade
Birchbox, Inc.	Retail Trade	Warrant	August 14, 2028	Preferred Series A	24,935	$1.25	$30	$7
Madison Reed, Inc.	Retail Trade	Warrant	March 23, 2027	Preferred Series C	19,455	2.57	21	17
Madison Reed, Inc.	Retail Trade	Warrant	July 18, 2028	Common Stock	4,316	2.57	6	6
Total Madison Reed, Inc.							27	23
Sub-Total: Retail Trade (1.5%)*							$57	$30
Wholesale Trade
BaubleBar, Inc.	Wholesale Trade	Warrant	March 29, 2027	Preferred Series C	53,181	$1.96	$51	$60
	Wholesale Trade	Warrant	April 20, 2028	Preferred Series C	6,000	$1.96	6	7
							57	67
Char Software, Inc.	Wholesale Trade	Warrant	September 8, 2026	Preferred Series D	11,364	3.96	24	29
Sub-Total: Wholesale Trade (4.7%)*							$81	$96
Total: Warrant Investments (76.4%)*							$1,989	$1,550

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL INVESTMENT, LLC
December 31, 2018
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(4)	Shares	Series	Cost	Fair Value(3)
Equity Investments
Construction
Project Frog, Inc.(7)	Construction	Equity	1,622,547	Preferred Series AA	$260	$140
Sub-Total: Construction (6.9%)*					$260	$140
Manufacturing
Nanotherapeutics, Inc.	Manufacturing	Equity	76,455	Common Stock(8)	$1	$376
Vertical Communications, Inc.	Manufacturing	Equity	58,253,893	Preferred Series 1	450	—
	Manufacturing	Senior Secured	—	Convertible Notes(9)(12)	675	84
Total Vertical Communications, Inc.(6)					1,125	84
Sub-Total: Manufacturing (22.7%)*					$1,126	$460
Professional, Scientific, and Technical Services
Edeniq, Inc.	Professional, Scientific, and Technical Services	Equity	305,135	Preferred Series C	$134	$110
	Professional, Scientific, and Technical Services	Equity	747,146	Preferred Series B	250	—
Total Edeniq, Inc.(6)					$384	$110
Sub-Total: Professional, Scientific, and Technical Services (4.9%)*					$384	$110
Total: Equity Investments (35.0%)*					$1,770	$710
Total Investment in Securities (1340.9%)*					$29,130	$27,207

*
Value as a percent of Member’s Equity and Partners’ Capital

(1)
All portfolio companies are located in North America.

(2)
Trinity uses the North American Industry Classification System (NAICS) code for classifying the industry grouping of its portfolio companies.

(3)
All investments were valued at fair value using Level 3 significant unobservable inputs as determined in good faith by Trinity.

(4)
All debt investments are income producing unless otherwise noted. Warrant investments are associated with funded debt and equipment lease financing instruments. All equity investments are non-income producing unless otherwise noted.

(5)
Principal is net of repayments

(6)
This issuer is deemed to be a “Control Investment. “Control Investments are defined by the Investment Company Act of 1940 as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation. As defined in the Investment Company Act, Trinity is deemed to be an “Affiliated Person” of this portfolio company. See schedule 12-14 “Investments in and advances to affiliates” in the accompanying notes to the Financial Statements.

(7)
This issuer is deemed to be a “Affiliate Investment.” Affiliate Investments are defined by the Investment Company Act of 1940 as investments in companies in which the Company owns between 5% and 25% of the voting securities. As defined in the Investment Company Act, Trinity is deemed to be an “Affiliated Person” of this portfolio company. See schedule 12-14 “Investments in and advances to affiliates” in the accompanying notes to the Financial Statements.

(8)
The TCI note holders have rights to 17,485 shares of Nanotherapeutics. See Note 5 of the accompanying notes to the Financial Statements for additional details.

(9)
Convertible notes represent investments through which the Fund will participate in future equity rounds at preferential rates. There are no principal or interest payments made against the note unless conversion does not take place.

(10)
This investment is on non-accrual status as of the period end.

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL INVESTMENT, LLC
December 31, 2018
(dollars in thousands)
(11)
Interest rate is the fixed rate of the senior secured debt investment and does not include any origianal issue discount, end-of-term (EOT) payment, or any additional fees related to the investments, such as deferred interest, commitment fees, prepayment fees or exit fees. EOT payments are contractual and fixed interest payments due in cash at the maturity date of the loan, including upon prepayment, and are a fixed amount determined at the inception of the loan. At the end of the term of certain equipment leases, the lessee has the option to purchase the underlying assets at fair market value in certain cases subject to a cap, or return the equipment and pay a restocking fee. The fair values of the financed asets have been estimatged as a percentage of original cost for purposes of the EOT payment value. The EOT payment is amortized and recognized as non-cash income over the loan or lease prior to its payment.

(12)
Principal balance of $0.7 million at period end.

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND II, L.P.
December 31, 2018
(dollars in thousands)
Portfolio Company (1)	Industry (2)	Type of Investment (4)	Maturity Date	Interest Rate (10)	Principal Amount (5)	Cost	Fair Value (3)
Debt Investments
Construction
Less than a Year
Project Frog, Inc. (7)	Construction	Senior Secured	July 1, 2020	Fixed interest rate 13.4%; EOT 6.0%	$3,433	$3,832	$3,647
Sub-total: Less than a Year					$3,433	$3,832	$3,647
Sub-total: Construction (4.5%)*					$3,433	$3,832	$3,647
Educational Services
1 – 5 Years Maturity
Qubed, Inc. dba Yellowbrick	Educational Services	Senior Secured	October 1, 2022	Fixed interest rate 11.5%; EOT 4.0%	$2,000	$1,671	$1,640
Sub-total: 1 – 5 Years Maturity					$2,000	$1,671	$1,640
Sub-total: Education Services (2.0%)*					$2,000	$1,671	$1,640
Health Care and Social Assistance
1 – 5 Years Maturity
Galvanize, Inc.	Health Care and Social Assistance	Senior Secured	December 1, 2021	Fixed interest rate 12.0%; EOT 5.0%	$3,413	$3,437	$3,440
	Health Care and Social Assistance	Senior Secured	March 1, 2022	Fixed interest rate 12.5%; EOT 5.0%	4,713	4,884	4,806
Total Galvanize, Inc.					8,126	8,321	8,246
WorkWell Prevention & Care	Health Care and Social Assistance	Senior Secured	March 1, 2023	Fixed interest rate 8.1%; EOT 10.0%	3,362	3,585	3,404
	Health Care and Social Assistance	Senior Secured	March 1, 2023	Fixed interest rate 8.0%; EOT 10.0%	700	706	703
Total WorkWell Prevention & Care (6)					4,062	4,291	4,107
Sub-total: 1 – 5 Years Maturity					$12,188	$12,612	$12,353
Sub-total: Health Care and Social Assistance (15.2%)*					$12,188	$12,612	$12,353
Information
Less than a Year Maturity
Everalbum, Inc.	Information	Senior Secured	November 1, 2019	Fixed interest rate 11.3%; EOT 6.0%	$959	$1,077	$1,052
Gtxcel, Inc.	Information	Senior Secured	January 1, 2020	Fixed interest rate 13.2%; EOT 12.7%	1,504	1,758	1,605
Integrate.com, Inc.	Information	Senior Secured	January 1, 2019	Fixed interest rate 11.8%; 5% EOT	225	474	472
Sub-total: Less than a Year					$2,688	$3,309	$3,129
Information
1 – 5 Years Maturity
Hytrust, Inc.	Information	Senior Secured	January 1, 2020	Fixed interest rate 12.0%; EOT 6.0%	$1,881	$2,080	$2,040
STS Media, Inc.	Information	Senior Secured	April 1, 2022	Fixed interest rate 11.9%; EOT 4.0%	5,000	5,016	5,019
Sub-total: 1 – 5 Years Maturity					$6,881	$7,096	$7,059
Sub-total: Information (12.5%)*					$9,569	$10,405	$10,188
Manufacturing
Less than a Year Maturity
Catalogic Software, Inc.	Manufacturing	Senior Secured	December 1, 2019	Fixed interest rate 11.8%; EOT 13.0%	$2,766	$3,841	$3,803
Impossible Foods, Inc.	Manufacturing	Senior Secured	June 1, 2019	Fixed interest rate 11.0%; EOT 9.5%	761	1,117	1,115
	Manufacturing	Senior Secured	October 1, 2019	Fixed interest rate 11.0%; EOT 9.5%	779	1,000	977
Total Impossible Foods, Inc.					1,540	2,117	2,092
Sub-total: Less than a Year					$4,306	$5,958	$5,895

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND II, L.P.
December 31, 2018
(dollars in thousands)
Portfolio Company (1)	Industry (2)	Type of Investment (4)	Maturity Date	Interest Rate (10)	Principal Amount (5)	Cost	Fair Value (3)
Debt Investments (continued)
Manufacturing
1 – 5 Years Maturity
Altierre Corporation	Manufacturing	Senior Secured	January 1, 2022	Fixed interest rate 12.0%; EOT 3.0%	$9,240	$9,042	$9,055
Ay Dee Kay LLC	Manufacturing	Senior Secured	October 1, 2022	Fixed interest rate 11.3%; EOT 3.0%	12,000	12,019	12,000
Impossible Foods, Inc.	Manufacturing	Senior Secured	March 1, 2020	Fixed interest rate 11.0%; EOT 9.5%	640	751	729
	Manufacturing	Senior Secured	April 1, 2020	Fixed interest rate 11.0%; EOT 9.5%	2,183	2,530	2,467
	Manufacturing	Senior Secured	July 1, 2020	Fixed interest rate 11.0%; EOT 9.5%	1,364	1,520	1,487
Total Impossible Foods, Inc.					4,187	4,801	4,683
Vertical Communications, Inc.	Manufacturing	Senior Secured	December 1, 2020	Fixed interest rate 11.7%; EOT 6.5%	6,800	6,999	6,826
	Manufacturing	Senior Secured	December 1, 2021	Fixed interest rate 12.1%; EOT 6.5%	1,000	997	965
Total Vertical Communications, Inc. (6)(9)					7,800	7,996	7,791
Sub-total: 1 – 5 Years Maturity					$33,227	$33,858	$33,529
Sub-total: Manufacturing (48.4%)*					$37,533	$39,816	$39,424
Professional, Scientific, and Technical Services
Less than a Year Maturity
Crowdtap, Inc.	Professional, Scientific, and Technical Services	Senior Secured	February 1, 2020	Fixed interest rate 12.0%; EOT 6.0%	$2,940	$3,252	$3,175
Fingerprint Digital, Inc.	Professional, Scientific, and Technical Services	Senior Secured	August 1, 2019	Fixed interest rate 12.0%; EOT 6.0%	1,093	1,311	1,307
Machine Zone, Inc.	Professional, Scientific, and Technical Services	Equipment Lease	August 1, 2019	Fixed interest rate 6.6%; EOT 20.0%	996	1,627	1,509
Upsight	Professional, Scientific, and Technical Services	Senior Secured	March 1, 2019	Fixed interest rate 12.0%; EOT 13.0%	225	342	342
	Professional, Scientific, and Technical Services	Senior Secured	March 1, 2019	Fixed interest rate 12.0%; EOT 13.0%	315	373	373
Total Upsight					540	715	715
Sub-total: Less than a Year Maturity					$5,569	$6,905	$6,706
Professional, Scientific, and Technical Services
1 – 5 Years Maturity
E La Carte, Inc.	Professional, Scientific, and Technical Services	Senior Secured	January 1, 2021	Fixed interest rate 12.0%; EOT 7.0%	$5,852	$6,323	$6,320
Edeniq, Inc.	Professional, Scientific, and Technical Services	Senior Secured	December 1, 2020	Fixed interest rate 13.0%; EOT 9.5%	3,733	3,699	3,699
	Professional, Scientific, and Technical Services	Senior Secured	June 1, 2021	Fixed interest rate 13.0%; EOT 9.5%	3,000	3,125	3,125
Total Edeniq, Inc. (6)					6,733	6,824	6,824
iHealth Solutions, LLC	Professional, Scientific, and Technical Services	Senior Secured	April 1, 2022	Fixed interest rate 12.5%; EOT 5.0%	4,000	4,015	4,015
Incontext Solutions, Inc.	Professional, Scientific, and Technical Services	Senior Secured	October 1, 2022	Fixed interest rate 11.8%; EOT 5.0%	7,000	6,511	6,720
Matterport, Inc.	Professional, Scientific, and Technical Services	Senior Secured	May 1, 2022	Fixed interest rate 11.5%; EOT 5.0%	8,000	7,799	7,812
Utility Associates, Inc.	Professional, Scientific, and Technical Services	Senior Secured	September 30, 2023	Fixed interest rate 11.0%; EOT 0.0%	600	—	—
Sub-total: 1 – 5 Years Maturity					$32,185	$31,472	$31,691
Sub-total: Professional, Scientific, and Technical Services (47.1%)*					$37,754	$38,377	$38,397

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND II, L.P.
December 31, 2018
(dollars in thousands)
Portfolio Company (1)	Industry (2)	Type of Investment (4)	Maturity Date	Interest Rate (10)	Principal Amount (5)	Cost	Fair Value (3)
Debt Investments (continued)
Real Estate and Rental and Leasing
1 – 5 Years Maturity
Egomotion Corporation	Real Estate and Rental and Leasing	Senior Secured	January 1, 2022	Fixed interest rate 11.0%; EOT 5.0%	$3,000	$2,834	$2,834
	Real Estate and Rental and Leasing	Senior Secured	May 1, 2022	Fixed interest rate 11.3%; EOT 5.0%	1,000	1,004	1,004
Total Egomotion Corporation					4,000	3,838	3,838
Sub-total: 1-5 Years Maturity					$4,000	$3,838	$3,838
Sub-total: Real Estate and Rental and Leasing (4.7%)*					$4,000	$3,838	$3,838
Retail Trade
1 – 5 Years Maturity
Birchbox, Inc.	Retail Trade	Senior Secured	October 1, 2022	Fixed interest rate 11.8%; EOT 5.0%	$12,000	$12,082	$12,034
Sub-total: 1 – 5 Years Maturity					$12,000	$12,082	$12,034
Sub-total: Retail Trade (14.8%)*					$12,000	$12,082	$12,034
Wholesale Trade
1 – 5 Years Maturity
BaubleBar, Inc.	Wholesale Trade	Senior Secured	April 1, 2021	Fixed interest rate 11.5%; EOT 6.0%	$10,568	$10,542	$10,551
Sub-total: 1 – 5 Years Maturity					$10,568	$10,542	$10,551
Sub-total: Wholesale Trade (12.9%)*					$10,568	$10,542	$10,551

Total: Debt Investments (162.0%)*					$129,045	$133,175	$132,072

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND II, L.P.
December 31, 2018
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(4)	Expiration Date	Series	Shares	Strike Price	Cost	Fair Value(3)
Warrant Investments
Construction
Project Frog, Inc. (7)	Construction	Warrant	July 26, 2026	Preferred Series AA	391,990	$0.19	$14	$15
Sub-Total: Construction (0.0%)*							$14	$15
Educational Services
Qubed, Inc. dba Yellowbrick	Educational Services	Warrant	September 28, 2028	Common Stock	526,316	$0.38	$349	$349
Sub-Total: Educational Services (0.4%)*							$349	$349
Health Care and Social Assistance
Galvanize, Inc.	Health Care and Social Assistance	Warrant	May 17, 2026	Preferred Series B	508,420	$1.57	$459	$311
Sub-Total: Health Care and Social Assistance (0.4%)*							$459	$311
Information
Convercent, Inc.	Information	Warrant	November 30, 2025	Preferred Series 1	2,825,621	$0.16	$588	$706
Everalbum, Inc.	Information	Warrant	July 29, 2026	Preferred Series A	680,850	$0.47	29	14
Gtxcel, Inc.	Information	Warrant	September 24, 2025	Preferred Series C	800,000	$0.21	170	—
Hytrust, Inc.	Information	Warrant	June 23, 2026	Preferred Series D-2	339,846	$0.82	53	92
Integrate.com, Inc.	Information	Warrant	October 20, 2024	Preferred Series B	973,017	$0.13	61	87
	Information	Warrant	October 20, 2024	Preferred Series C	300,000	$0.13	32	48
	Information	Warrant	October 20, 2024	Preferred Series D	1,372,222	$0.15	140	212
Total Integrate, Inc.							233	347
Lucidworks, Inc.	Information	Warrant	June 27, 2026	Preferred Series D	495,548	$0.77	373	445
STS Media, Inc.	Information	Warrant	March 15, 2028	Preferred Series C	10,105	$24.74	1	1
Sub-Total: Information (2.0%)*							$1,447	$1,605
Manufacturing
Altierre Corporation	Manufacturing	Warrant	December 30, 2026	Preferred Series F	792,000	$0.35	$554	$554
	Manufacturing	Warrant	February 12, 2028	Preferred Series F	264,000	$0.35	$185	185
Total Altierre Corporation							739	739
Atieva, Inc.	Manufacturing	Warrant	March 31, 2027	Preferred Series D	253,510	$5.13	2,102	2,104
Ay Dee Kay LLC	Manufacturing	Warrant	March 30, 2028	Preferred Series G	5,000	$35.42	9	9
SBG Labs, Inc.	Manufacturing	Warrant	June 29, 2023	Preferred Series A-1	42,857	$0.70	20	15
	Manufacturing	Warrant	October 10, 2023	Preferred Series A-1	11,150	$0.70	5	4
	Manufacturing	Warrant	January 14, 2024	Preferred Series A-1	21,492	$0.70	10	8
	Manufacturing	Warrant	May 6, 2024	Preferred Series A-1	11,145	$0.70	5	4
	Manufacturing	Warrant	June 9, 2024	Preferred Series A-1	7,085	$0.70	3	3
	Manufacturing	Warrant	September 18, 2024	Preferred Series A-1	25,714	$0.70	12	9
	Manufacturing	Warrant	March 24, 2025	Preferred Series A-1	12,155	$0.70	6	4
	Manufacturing	Warrant	May 20, 2024	Preferred Series A-1	342,857	$0.70	156	121
	Manufacturing	Warrant	March 26, 2025	Preferred Series A-1	200,000	$0.70	91	71
Total SBG Labs, Inc.							308	239
Vertical Communications, Inc.	Manufacturing	Warrant	July 11, 2026	Preferred Series A	544,000	$1.00	—	—
Soraa, Inc.	Manufacturing	Warrant	August 21, 2023	Preferred Series 2	192,000	$5.00	596	405
	Manufacturing	Warrant	February 18, 2024	Preferred Series 2	60,000	$5.00	200	133
Total Soraa, Inc.							796	538
Sub-Total: Manufacturing (4.5%)*							$3,954	$3,629
Professional, Scientific, and Technical Services
Continuity, Inc.	Professional, Scientific, and Technical Services	Warrant	March 29, 2026	Preferred Series C	1,429,925	$0.25	$25	$17
Crowdtap, Inc.	Professional, Scientific, and Technical Services	Warrant	December 16, 2025	Preferred Series B	442,233	$1.09	57	53
	Professional, Scientific, and Technical Services	Warrant	December 11, 2027	Preferred Series B	100,000	$1.09	13	12
Total Crowdtap, Inc.							70	65
Dynamics, Inc.	Professional, Scientific, and Technical Services	Warrant	March 10, 2024	Common Stock Options	17,000	$10.59	73	140
E La Carte, Inc.	Professional, Scientific, and Technical Services	Warrant	July 28, 2027	Common Stock	83,430	$9.36	3	9
	Professional, Scientific, and Technical Services	Warrant	July 28, 2027	Preferred Series A	397,746	$0.30	33	127
	Professional, Scientific, and Technical Services	Warrant	July 28, 2027	Preferred Series AA-1	85,473	$9.36	3	5
Total E La Carte, Inc.							39	141

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND II, L.P.
December 31, 2018
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(4)	Expiration Date	Series	Shares	Strike Price	Cost	Fair Value(3)
Warrant Investments (continued)
Edeniq, Inc.	Professional, Scientific, and Technical Services	Warrant	December 23, 2026	Preferred Series B	2,685,501	$0.22	969	—
	Professional, Scientific, and Technical Services	Warrant	December 23, 2026	Preferred Series B	1,868,111	$0.01	711	—
	Professional, Scientific, and Technical Services	Warrant	March 12, 2028	Preferred Series C	5,106,972	$0.44	—	—
	Professional, Scientific, and Technical Services	Warrant	October 15, 2028	Preferred Series C	1,925,147	$0.01	—	—
Total Edeniq, Inc. (6)							1,680	—
Fingerprint Digital, Inc.	Professional, Scientific, and Technical Services	Warrant	April 29, 2026	Preferred Series B	38,482	$10.39	169	175
Hospitalists Now, Inc.	Professional, Scientific, and Technical Services	Warrant	March 30, 2026	Preferred Series D2	108,646	$5.89	1,014	200
	Professional, Scientific, and Technical Services	Warrant	December 6, 2026	Preferred Series D2	300,000	$5.89	507	100
Total Hospitalists Now, Inc.							1,521	300
Incontext Solutions, Inc.	Professional, Scientific, and Technical Services	Warrant	September 28, 2028	Preferred Series AA-1	332,858	$1.47	511	511
Matterport, Inc.	Professional, Scientific, and Technical Services	Warrant	April 20, 2028	Common Stock	115,050	$1.43	332	332
Resilinc, Inc.	Professional, Scientific, and Technical Services	Warrant	December 15, 2025	Preferred Series A	589,275	$0.51	60	21
Utility Associates, Inc.	Professional, Scientific, and Technical Services	Warrant	June 30, 2025	Preferred Series A	74,009	$4.54	28	16
	Professional, Scientific, and Technical Services	Warrant	May 1, 2026	Preferred Series A	48,000	$4.54	18	10
	Professional, Scientific, and Technical Services	Warrant	May 22, 2027	Preferred Series A	160,000	$4.54	60	34
Total Utility Associates, Inc.							106	60
Sub-Total: Professional, Scientific, and Technical Services (2.2%)*							$4,586	$1,762
Real Estate and Rental and Leasing
Egomotion Corporation	Real Estate and Rental and Leasing	Warrant	November 29, 2028	Preferred Series A	121,571	$1.32	$223	$223
Sub-Total: Real Estate and Rental and Leasing (0.3%)*							$223	$223
Retail Trade
Birchbox, Inc.	Retail Trade	Warrant	August 14, 2028	Preferred Series A	74,806	$1.25	$91	$20
Trendly, Inc.	Retail Trade	Warrant	August 10, 2026	Preferred Series A	245,506	$1.14	237	305
Sub-Total: Retail Trade (0.4%)*							$328	$325
Wholesale Trade
BaubleBar, Inc.	Wholesale Trade	Warrant	March 29, 2027	Preferred Series C	478,625	$1.96	$455	$540
	Wholesale Trade	Warrant	April 20, 2028	Preferred Series C	54,000	$1.96	51	61
Total BaubleBar, Inc.							506	601
Char Software, Inc.	Wholesale Trade	Warrant	September 8, 2026	Preferred Series D	125,000	$3.96	262	319
Sub-Total: Wholesale Trade (1.1%)*							$768	$920

Total: Warrant Investments (11.2%)*							$12,128	$9,139

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND II, L.P.
December 31, 2018
(dollars in thousands)
Portfolio Company (1)	Industry (2)	Type of Investment (4)	Shares	Series	Cost	Fair Value (3)
Equity Investments
Construction
Project Frog, Inc.	Construction	Equity	6,495,980	Preferred Series AA	$1,040	$560
	Construction	Equity	6,300,134	Preferred Series BB	2,708	2,521
Total Project Frog, Inc. (7)					3,748	3,081
Sub-Total: Construction (3.8%)*					$3,748	$3,081
Health Care and Social Assistance
WorkWell Prevention & Care	Health Care and Social Assistance	Equity	3,450	Preferred Series P	$—	$3,450
	Health Care and Social Assistance	Equity	7,003,450	Common	1,000	100
Total Workwell Prevention & Care (6)					1,000	3,550
Sub-Total: Health Care and SocialAssistance (4.4%)*					$1,000	$3,550
Information
Integrate, Inc.	Information	Equity	3,853,327	Preferred Series C	$500	$829
Sub-Total: Information (1.0%)*					$500	$829
Manufacturing
Nanotherapeutics, Inc.	Manufacturing	Equity	305,822	Common	$3	$1,505
Vertical Communications, Inc. (6)	Manufacturing	Equity	330,105,396	Preferred Series 1	2,550	—
	Manufacturing	Senior Secured	—	Convertible Note(8)(11)	4,825	600
Total Vertical Communications, Inc.					7,375	600
Sub-Total: Manufacturing (2.6%)*					$7,378	$2,105
Professional, Scientific, and TechnicalServices
Dynamics, Inc.	Professional, Scientific, and Technical Services	Equity	15,000	Common	$27	$186
	Professional, Scientific, and Technical Services	Equity	17,726	Preferred Series A	27	260
Total Dynamics, Inc.					54	446
Edeniq, Inc.	Professional, Scientific, and Technical Services	Equity	2,135,947	Preferred Series C	944	776
	Professional, Scientific, and Technical Services	Equity	7,060,353	Preferred Series B	2,350	—
	Professional, Scientific, and Technical Services	Senior Secured	—	Convertible Note(8)(12)	920	753
Total Edeniq, Inc. (6)					4,214	1,529
Sub-Total: Professional, Scientific, and Technical Services (2.4%)*					$4,268	$1,975
Total: Equity Investments (14.2%)*					$16,894	$11,540

Total Investments in Securities (187.3%)*					$162,197	$152,751

*
Value as a percent of Members’ Equity and Partners’ Capital, as applicable.

(1)
All portfolio companies are located in North America.

(2)
Trinity uses the North American Industry Classification System (NAICS) code for classifying the industry grouping of its portfolio companies.

(3)
All investments were valued at fair value using Level 3 significant unobservable inputs as determined in good faith by Trinity.

(4)
All debt investments are income producing unless otherwise noted. Warrant investments are associated with funded debt and equipment lease financing instruments. All equity investments are non-income producing unless otherwise noted.

(5)
Principal is net of repayments

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND II, L.P.
December 31, 2018
(dollars in thousands)
(6)
This issuer is deemed to be a “Control Investment. “Control Investments are defined by the Investment Company Act of 1940 as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation. As defined in the Investment Company Act, Trinity is deemed to be an “Affiliated Person” of this portfolio company. See schedule 12-14 “Investments in and advances to affiliates” in the accompanying notes to the Financial Statements.

(7)
This issuer is deemed to be a “Affiliate Investment.” Affiliate Investments are defined by the Investment Company Act of 1940 as investments in companies in which the Company owns between 5% and 25% of the voting securities. As defined in the Investment Company Act, Trinity is deemed to be an “Affiliated Person” of this portfolio company. See schedule 12-14 “Investments in and advances to affiliates” in the accompanying notes to the Financial Statements.

(8)
Convertible notes represent investments through which the Fund will participate in future equity rounds at preferential rates. There are no principal or interest payments made against the note unless conversion does not take place.

(9)
This investment is on non-accrual status as of the period end.

(10)
Interest rate is the fixed rate of the senior secured debt investment and does not include any origianal issue discount, end-of-term (EOT) payment, or any additional fees related to the investments, such as deferred interest, commitment fees, prepayment fees or exit fees. EOT payments are contractual and fixed interest payments due in cash at the maturity date of the loan, including upon prepayment, and are a fixed amount determined at the inception of the loan. At the end of the term of certain equipment leases, the lessee has the option to purchase the underlying assets at fair market value in certain cases subject to a cap, or return the equipment and pay a restocking fee. The fair values of the financed asets have been estimatged as a percentage of original cost for purposes of the EOT payment value. The EOT payment is amortized and recognized as non-cash income over the loan or lease prior to its payment.

(11)
Principal balance of $4.8 million at period end.

(12)
Principal balance of $0.9 million at period end.

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND III, L.P.
December 31, 2018
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(4)	Maturity Date	Interest Rate(6)	Principal Amount(5)	Cost(7)	Fair Value(3)(7)
Debt Investments
Administrative and Support and Waste Management and Remediation
1 – 5 Years Maturity
CleanPlanet Chemical, Inc.	Administrative and Support and Waste Management and Remediation Services	Equipment Lease	January 1, 2022	Fixed interest rate 9.2%; EOT 9.0%	$3,390	$3,352	$3,559
Sub-total: 1 – 5 Years Maturity					$3,390	$3,352	$3,559
Sub-total: Administrative and Support and Waste Management and Remediation (4.1%)*					$3,390	$3,352	$3,559
Educational Services
1 – 5 Years Maturity
Examity, Inc.	Educational Services	Senior Secured	February 1, 2022	Fixed interest rate 11.5%; EOT 8.0%	$5,600	$5,863	$5,656
	Educational Services	Senior Secured	February 1, 2022	Fixed interest rate 11.5%; EOT 4.0%	2,640	2,595	2,606
Total Examity, Inc.					8,240	8,458	8,262
Sub-total: 1 – 5 Years Maturity					$8,240	$8,458	$8,262
Sub-total: Education Services (9.4%)*					$8,240	$8,458	$8,262
Finance and Insurance
1 – 5 Years Maturity
Handle Financial, Inc.	Finance and Insurance	Senior Secured	January 1, 2021	Fixed interest rate 12.0%; EOT 8.0%	$10,000	$10,434	$10,350
RM Technologies, Inc.	Finance and Insurance	Senior Secured	January 1, 2022	Fixed interest rate 11.8%; EOT 4.0%	13,000	12,965	12,965
Tipalti Solutions, Ltd.	Finance and Insurance	Senior Secured	February 1, 2023	Fixed interest rate 11.0%; EOT 4.0%	—	(50)	(50)
Sub-total: 1 – 5 Years Maturity					$23,000	$23,349	$23,265
Sub-total: Finance and Insurance (26.5%)*					$23,000	$23,349	$23,265
Information
Less than a Year
Rim Tec, Inc.	Information	Senior Secured	July 1, 2022	Fixed interest rate 12.0%; EOT 5.0%	$4,000	$3,752	$3,752
Sub-total: Less than a Year					$4,000	$3,752	$3,752
Information
1 – 5 Years Maturity
EMPYR Inc.	Information	Senior Secured	January 1, 2022	Fixed interest rate 12.0%; EOT 5.0%	$3,000	$3,026	$3,020
Nexus Systems, LLC.	Information	Senior Secured	July 1, 2023	Fixed interest rate 12.3%; EOT 5.0%	5,000	4,957	4,957
Oto Analytics, Inc.	Information	Senior Secured	March 1, 2023	Fixed interest rate 11.5%; EOT 6.0%	10,000	9,765	9,650
Smule, Inc.	Information	Equipment Lease	June 1, 2020	Fixed interest rate 19.1%; EOT 19.0%	1,288	1,654	1,380
	Information	Equipment Lease	June 1, 2020	Fixed interest rate 6.3%; EOT 20.0%	6	8	7
Total Smule, Inc.					1,294	1,662	1,387
STS Media, Inc.	Information	Senior Secured	April 1, 2022	Fixed interest rate 11.9%; EOT 4.0%	5,000	5,020	5,018
Unitas Global, Inc.	Information	Equipment Lease	August 1, 2021	Fixed interest rate 9.0%; EOT 12.0%	2,658	2,773	2,769
Sub-total: 1 – 5 Years Maturity					$26,952	$27,203	$26,801
Sub-total: Information (34.8%)*					$30,952	$30,955	$30,553
Manufacturing
Less than a Year
Impossible Foods, Inc.	Manufacturing	Senior Secured	October 1, 2019	Fixed interest rate 11.0%; EOT 9.5%	$779	$999	$973
Sub-total: Less than a Year					$779	$999	$973

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND III, L.P.
December 31, 2018
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(4)	Maturity Date	Interest Rate(6)	Principal Amount(5)	Cost(7)	Fair Value(3)(7)
Debt Investments (continued)
Manufacturing
1 – 5 Years Maturity
Altierre Corporation	Manufacturing	Senior Secured	January 1, 2022	Fixed interest rate 12.0%; EOT 3.0%	$3,780	$3,699	$3,704
Exela Pharma Sciences, LLC	Manufacturing	Equipment Lease	October 1, 2021	Fixed interest rate 11.4%; EOT 11.0%	6,487	6,643	6,628
	Manufacturing	Equipment Lease	January 1, 2022	Fixed interest rate 11.6%; EOT 11.0%	901	881	874
Total Exela Pharma Sciences, LLC					7,388	7,524	7,502
Health-Ade, LLC	Manufacturing	Equipment Lease	January 1, 2022	Fixed interest rate 9.4%; EOT 15.0%	3,540	3,786	3,786
	Manufacturing	Equipment Lease	April 1, 2022	Fixed interest rate 8.6%; EOT 15.0%	1,876	1,909	1,909
	Manufacturing	Equipment Lease	July 1, 2022	Fixed interest rate 9.1%; EOT 15.0%	3,280	3,259	3,259
Total Health-Ade, Inc.					8,696	8,954	8,954
Impossible Foods, Inc.	Manufacturing	Senior Secured	March 1, 2020	Fixed interest rate 11.0%; EOT 9.5%	274	322	312
	Manufacturing	Senior Secured	October 1, 2021	Fixed interest rate 11.0%; EOT 9.5%	4,096	4,095	4,095
Total Impossible Foods, Inc.					4,370	4,417	4,407
Zosano Pharma Corporation	Manufacturing	Equipment Lease	October 1, 2021	Fixed interest rate 9.4%; EOT 12.0%	4,635	4,540	4,538
	Manufacturing	Equipment Lease	January 1, 2022	Fixed interest rate 9.7%; EOT 12.0%	2,800	2,806	2,804
Total Zosano Pharma Corporation					7,435	7,346	7,342
Sub-total: 1 – 5 Years Maturity					$31,669	$31,940	$31,909
Sub-total: Manufacturing (37.4%)*					$32,448	$32,939	$32,882
Professional, Scientific, and Technical Services
Less than a Year
Saylent Technologies, Inc.	Professional, Scientific, and Technical Services	Senior Secured	July 1, 2020	Fixed interest rate 11.5%; EOT 5.0%	$1,998	$2,066	$2,066
Sub-total: Less than a Year Maturity					$1,998	$2,066	$2,066
Professional, Scientific, and Technical Services
1 – 5 Years Maturity
Augmedix, Inc.	Professional, Scientific, and Technical Services	Senior Secured	December 1, 2021	Fixed interest rate 12.0%; EOT 6.0%	$10,000	$10,229	$10,100
BackBlaze, Inc.	Professional, Scientific, and Technical Services	Equipment Lease	January 1, 2023	Fixed interest rate 7.2%; EOT 11.5%	1,693	1,706	1,706
Instart Logic, Inc.	Professional, Scientific, and Technical Services	Senior Secured	November 1, 2022	Fixed interest rate 11.3%; EOT 2.5%	15,000	14,944	14,944
SQL Sentry, LLC	Professional, Scientific, and Technical Services	Senior Secured	February 1, 2023	Fixed interest rate 11.5%; EOT 3.5%	10,000	10,009	9,950
Sun Basket, Inc.	Professional, Scientific, and Technical Services	Senior Secured	November 1, 2021	Fixed interest rate 11.7%; EOT 4.0%	14,650	14,692	14,692
Vidsys, Inc.	Professional, Scientific, and Technical Services	Senior Secured	November 1, 2020	Fixed interest rate 10.5%; EOT 6.0%	6,325	6,481	6,070
Sub-total: 1 – 5 Years Maturity					$57,668	$58,061	$57,462
Sub-total: Professional, Scientific, and Technical Services (67.7%)*					$59,666	$60,127	$59,528

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND III, L.P.
December 31, 2018
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(4)	Maturity Date	Interest Rate(6)	Principal Amount(5)	Cost(7)	Fair Value(3)(7)
Debt Investments (continued)
Real Estate and Rental and Leasing
Less than a Year
Knotel, Inc.	Real Estate and Rental and Leasing	Senior Secured	February 15, 2019	Fixed interest rate 12.0%; EOT 6.5%	$3,258	$3,393	$3,393
Sub-total: Less than a Year					$3,258	$3,393	$3,393
Real Estate and Rental and Leasing
1 – 5 Years Maturity
Egomotion Corporation	Real Estate and Rental and Leasing	Senior Secured	July 1, 2022	Fixed interest rate 11.3%; EOT 5.0%	$2,000	$2,002	$1,980
Sub-total: 1 – 5 Years Maturity					$2,000	$2,002	$1,980
Sub-total: Real Estate and Rental and Leasing (6.1%)*					$5,258	$5,395	$5,373
Retail Trade
1 – 5 Years Maturity
Birchbox, Inc.	Retail Trade	Senior Secured	October 1, 2022	Fixed interest rate 11.8%; EOT 5.0%	$9,000	$9,061	$9,023
Filld, Inc.	Retail Trade	Equipment Lease	April 1, 2022	Fixed interest rate 10.2%; EOT 12.0%	375	382	382
Gobble, Inc.	Retail Trade	Senior Secured	December 1, 2022	Fixed interest rate 11.3%; EOT 6.0%	4,000	3,715	3,715
	Retail Trade	Senior Secured	January 1, 2023	Fixed interest rate 11.5%; EOT 6.0%	2,000	2,021	2,021
Total Gobble, Inc.					6,000	5,736	5,736
Le Tote, Inc.	Retail Trade	Senior Secured	April 1, 2022	Fixed interest rate 12.0%; EOT 6.0%	12,000	11,793	11,793
Madison Reed, Inc.	Retail Trade	Senior Secured	December 1, 2021	Fixed interest rate 12.0%; EOT 5.0%	9,000	9,122	9,045
Sub-total: 1 – 5 Years Maturity					$36,375	$36,094	$35,979
Sub-total: Retail Trade (40.9%)*					$36,375	$36,094	$35,979
Utilities
1 – 5 Years Maturity
OhmConnect, Inc.	Utilities	Senior Secured	March 1, 2020	Fixed interest rate 12.0%; EOT 7.0%	$1,958	$2,074	$2,074
Sub-total: 1 – 5 Years Maturity					$1,958	$2,074	$2,074
Sub-total: Utilities (2.4%)*					$1,958	$2,074	$2,074
Wholesale Trade
1 – 5 Years Maturity
GrubMarket, Inc.	Wholesale Trade	Senior Secured	July 1, 2022	Fixed interest rate 11.2%; EOT 6.0%	$10,000	$10,025	$10,050
Sub-total: 1 – 5 Years Maturity					$10,000	$10,025	$10,050
Sub-total: Wholesale Trade (11.4%)*					$10,000	$10,025	$10,050

Total: Debt Investments (240.8%)*					$211,287	$212,768	$211,525

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND III, L.P.
December 31, 2018
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(4)	Expiration Date	Series	Shares	Strike Price	Cost(7)	Fair Value(3)(7)
Warrant Investments
Educational Services
Examity, Inc.	Educational Services	Warrant	February 3, 2027	Common Stock	52,000	$2.00	$23	$23
Sub-Total: Educational Services (0%)*							$23	$23
Finance and Insurance
RM Technologies, Inc.	Finance and Insurance	Warrant	December 18, 2027	Preferred Series B	234,421	$3.88	$329	$358
Sub-Total: Finance and Insurance (0.4%)*							$329	$358
Information
Oto Analytics, Inc.	Information	Warrant	August 31, 2028	Preferred Series B	1,018,718	$0.79	$235	$235
Rim Tec, Inc.	Information	Warrant	June 28, 2028	Preferred Series B	315,831	$0.76	316	316
EMPYR, Inc.	Information	Warrant	March 31, 2028	Common Stock	935,198	$0.07	—	—
STS Media, Inc.	Information	Warrant	March 15, 2028	Preferred Series C	10,105	$24.74	1	1
Sub-Total: Information (0.6%)*							$552	$552
Manufacturing
Altierre Corporation	Manufacturing	Warrant	December 30, 2026	Preferred Series F	324,000	$0.35	$227	$227
		Warrant	February 12, 2028	Preferred Series F	108,000	$0.35	74	74
Total Altierre Corporation							301	301
Atieva, Inc.	Manufacturing	Warrant	March 31, 2027	Preferred Series D	120,905	$5.13	1,002	1,004
	Manufacturing	Warrant	September 8, 2027	Preferred Series D	156,006	$5.13	1,293	1,295
Total Atieva, Inc.							2,295	2,299
Zosano Pharma Corporation	Manufacturing	Warrant	September 25, 2025	Common Stock	75,000	$3.59	118	118
Sub-Total: Manufacturing (3.1%)*							$2,714	$2,718
Professional, Scientific, and Technical Services
Augmedix, Inc.	Professional, Scientific, and Technical Services	Warrant	May 31, 2027	Preferred Series A-1	2,393,000	$0.20	$114	$99
Hospitalists Now, Inc.	Professional, Scientific, and Technical Services	Warrant	December 6, 2026	January 0, 1900	375,000	$5.89	634	125
Saylent Technologies, Inc.	Professional, Scientific, and Technical Services	Warrant	March 31, 2027	Preferred Series C	24,096	$9.96	100	102
Sun Basket, Inc.	Professional, Scientific, and Technical Services	Warrant	October 5, 2027	Preferred Series C-2	249,306	$6.02	240	95
Vidsys, Inc.	Professional, Scientific, and Technical Services	Warrant	March 17, 2027	Preferred Series B	229,155	$1.93	57	—
	Professional, Scientific, and Technical Services	Warrant	February 8, 2028	Preferred Series B	45,000	$1.93	11	—
	Professional, Scientific, and Technical Services	Warrant	May 24, 2028	Preferred Series B	32,000	$1.93	8	—
Total Vidsys, Inc.							76	—
Sub-Total: Professional, Scientific, and Technical Services (0.5%)*							$1,164	$421

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND III, L.P.
December 31, 2018
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(4)	Expiration Date	Series	Shares	Strike Price	Cost(7)	Fair Value(3)(7)
Warrant Investments (continued)
Retail Trade
Birchbox, Inc.	Retail Trade	Warrant	August 14, 2028	Preferred Series A	56,104	$1.25	$68	$15
Gobble, Inc.	Retail Trade	Warrant	May 9, 2028	Common Stock	74,635	$1.20	356	356
Le Tote, Inc.	Retail Trade	Warrant	March 7, 2028	Common Stock	216,312	$1.46	477	477
Madison Reed, Inc.	Retail Trade	Warrant	March 23, 2027	Preferred Series C	175,098	$2.57	192	156
	Retail Trade	Warrant	July 18, 2028	Common Stock	38,842	$0.99	52	52
Total Madison Reed, Inc.							244	208
Sub-Total: Retail Trade (1.2%)*							$1,145	$1,056
Wholesale Trade
Char Software, Inc.	Wholesale Trade	Warrant	September 8, 2026	Preferred Series D	53,030	$3.96	$111	$135
Sub-Total: Wholesale Trade (0.2%)*							$111	$135

Total: Warrant Investments (6.0%)*							$6,038	$5,263

Total Investment in Securities (246.8%)*							$218,806	$216,788

*
Value as a percent of Members’ Equity and Partners’ Capital, as applicable.

(1)
All portfolio companies are located in North America.

(2)
Trinity uses the North American Industry Classification System (NAICS) code for classifying the industry grouping of its portfolio companies.

(3)
All investments were valued at fair value using Level 3 significant unobservable inputs as determined in good faith by Trinity.

(4)
All debt investments are income producing unless otherwise noted. Warrant investments are associated with funded debt and equipment lease financing instruments. All equity investments are non-income producing unless otherwise noted.

(5)
Principal is net of repayments.

(6)
Interest rate is the fixed rate of the senior secured debt investment and does not include any origianal issue discount, end-of-term (EOT) payment, or any additional fees related to the investments, such as deferred interest, commitment fees, prepayment fees or exit fees. EOT payments are contractual and fixed interest payments due in cash at the maturity date of the loan, including upon prepayment, and are a fixed amount determined at the inception of the loan. At the end of the term of certain equipment leases, the lessee has the option to purchase the underlying assets at fair market value in certain cases subject to a cap, or return the equipment and pay a restocking fee. The fair values of the financed asets have been estimatged as a percentage of original cost for purposes of the EOT payment value. The EOT payment is amortized and recognized as non-cash income over the loan or lease prior to its payment.

(7)
The negative cost, if applicable, is the result of the capitalized discount or unfunded commitment being greater than the principal amount outstanding on the loan. The negative fair value, if applicable, is the result of the capitalized discount or unfunded commitment on the loan.

SCHEDULE OF INVESTMENTS
TRINITY CAPITAL FUND IV, L.P.
December 31, 2018
(dollars in thousands)
Portfolio Company(1)	Industry(2)	Type of Investment(4)	Maturity Date	Interest Rate(6)	Principal Amount(5)	Cost	Fair Value(3)
Debt Investments
Utilities
Less than a Year
Invenia, Inc.	Utilities	Senior Secured	January 1, 2023	Fixed interest rate 11.5%;5.0% EOT	$7,000	$6,848	$6,884
Sub-total: Less than a Year					$7,000	$6,848	$6,884
Sub-total: Utilities (65.9%)*					$7,000	$6,848	$6,884
Total: Debt Investments (65.9%)*					$7,000	$6,848	$6,884
Total: Investments in Securities (65.9%)*					$7,000	$6,848	$6,884

*
Value as a percent of Members’ Equity and Partners’ Capital, as applicable.

(1)
All portfolio companies are located in North America.

(2)
Trinity uses the North American Industry Classification System (NAICS) code for classifying the industry grouping of its portfolio companies.

(3)
All investments were valued at fair value using Level 3 significant unobservable inputs as determined in good faith by Trinity.

(4)
All debt investments are income producing unless otherwise noted. Warrant investments are associated with funded debt and equipment lease financing instruments. All equity investments are non-income producing unless otherwise noted.

(5)
Principal is net of repayments.

(6)
Interest rate is the fixed rate of the senior secured debt investment and does not include any origianal issue discount, end-of-term (EOT) payment, or any additional fees related to the investments, such as deferred interest, commitment fees, prepayment fees or exit fees. EOT payments are contractual and fixed interest payments due in cash at the maturity date of the loan, including upon prepayment, and are a fixed amount determined at the inception of the loan. The EOT payment is amortized and recognized as non-cash income over the loan prior to its payment.

TRINITY CAPITAL INVESTMENT, LLC
TRINITY CAPITAL FUND II, L.P.
TRINITY CAPITAL FUND III, L.P.
TRINITY CAPITAL FUND IV, L.P.
TRINITY SIDECAR INCOME FUND, L.P.
NOTES TO FINANCIAL STATEMENTS
1.
Description of Business and Basis of Presentation

Trinity Capital Investment, LLC ( “TCI”), Trinity Capital Fund II, L.P. (“Capital Fund II”), Trinity Capital Fund III, L.P. (“Capital Fund III”), Trinity Capital Fund IV, L.P. (“Capital Fund IV”) and Trinity Sidecar Income Fund, L.P. (“Sidecar Income Fund”) (each individually, the “Fund” and collectively, the “Funds” or the “Trinity Funds”), are providers of debt and equipment lease financing to growth stage companies, including venture capital-backed companies and companies with institutional equity investors, primarily in the United States. Unless otherwise noted or the context otherwise indicates, the terms “we,” “us,” “our,” refers to the Funds. The Funds define “growth stage companies” as companies that have significant ownership and active participation by sponsors and annual revenues of up to $100 million. The major industries in our portfolio include professional, scientific, and technical services, manufacturing, retail trade and information. The Funds’ investment objective is to generate current income and, to a lesser extent, capital appreciation through our investments. The Funds’ investment strategy includes making investments consisting primarily of debt and equipment lease financings, and, to a lesser extent, working capital loans, equity and equity-related investments. In addition, we may obtain warrants or contingent exit fees at funding from many of our portfolio companies, providing an additional potential source of investment returns.
The following table lists each Fund and its respective formation and organizational information:
Fund	Formation State and Date	Managing Member / General Partner	Management Agreement Date	Limited Partnership Effective Date	Limited Partnership Termination Date
TCI	Arizona 1/17/2008	TCI Management V, LLC	2/1/2008	(1)	(1)
Capital Fund II	Delaware 10/28/2010	Trinity SBIC Management, LLC	9/17/2012	9/17/2012	9/17/2022
Capital Fund III	Delaware 3/23/2016	Trinity SBIC Management, LLC	8/17/2016	3/23/2016	12/31/2026
Capital Fund IV	Delaware 5/1/2018	Trinity Management IV, LLC	11/21/2018	11/21/2018	12/31/2028
Sidecar Income Fund	Delaware 4/5/2019	Trinity Sidecar Management, LLC	(2)	4/5/2019	12/31/2026

(1)
TCI is an indefinite limited liability company (“LLC”). As such, the LLC’s operating agreement functions as a management agreement. Effective date for the LLC is the same as the formation date.

(2)
Sidecar Income Fund is not subject to management fees.

As noted in the table above, the Funds are affiliated with a management entity, and each management entity has an investment committee (the “Investment Committee”). Trinity SBIC Management, LLC is the investment manager to Capital Fund II and Capital Fund III, and Trinity Management IV, LLC is the investment manager to Capital Fund IV. Trinity Sidecar Management, LLC is the investment manager to the Sidecar Fund. TCI Management V, LLC is the investment manager to TCI. The Investment Committees are comprised of certain officers as designated by the general partners/managing member, and have common controlling officers across the Funds. (see Note 2. Summary of Significant Accounting Policies, Note 7. Equity, Allocations and Distributions, and Note 9. Related Party Transactions).

In October 2019, Capital Fund II and Capital Fund III, and their respective general partners, and Trinity SBIC Management, LLC (the “Manager”), entered into a Sub-Advisory Agreement (the “Sub-Advisory Agreement”) with Trinity Management IV, LLC (the “Sub-Advisor”). Under the Sub-Advisory Agreement, the Manager has engaged the Sub-Advisor to perform duties including day-to-day managerial duties, on behalf of the Manager. To compensate the Sub-Advisor, the Manager will pay the Sub-Advisor a fee for an amount that is equal to the net management fees received by the Manager from Capital Fund II and Capital Fund III.
Trinity Capital Inc. (“Trinity Capital”), a Maryland corporation, was formed in August 2019 to acquire the Trinity Funds through a series of transactions (collectively, the “Formation Transactions”) with the proceeds of a private offering by Trinity Capital. In the Formation Transactions, the Funds will merge with and into Trinity Capital, and Trinity Capital will issue shares of common stock and/or pay cash to the limited partners and members of the Funds and noteholders of TCI (collectively, the “Legacy Investors”) to acquire the Funds and repay all outstanding borrowings due to the noteholders of TCI. The Legacy Investors were given an option to receive shares of Trinity Capital common stock and/or cash in exchange for their limited partnership interests and/or membership interests in, and promissory notes issued by, the Legacy Funds. On November 15, 2019, the requisite number of the limited partners of the Trinity Funds had consented to consummating the merger between Trinity Capital and such Funds. Immediately following the consummation of the Formation Transactions, Trinity Capital intends to elect to be regulated as a business development company under the Investment Company Act of 1940, as amended. Trinity Capital also intends to elect to be treated, and intends to qualify annually thereafter, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes. (See Note 11. Subsequent Events.)
Commitments and Unfunded Commitments
The commitments, including amounts unfunded from the general partners/managing member and limited partners/non-managing members to each of the Trinity Funds were as follows as of December 31, 2019, and 2018. During the year ended December 31, 2019, Capital Fund IV and Sidecar received an additional $6.8 million and $10.9 million, respectively, of commitments from limited partners. TCI, Capital Fund II, or Capital Fund III did not accept additional commitments during the year ended December 31, 2019. During the year ended December 31, 2018, Capital Fund III and Capital Fund IV received an additional $18.4 million and $10.8 million, respectively, of commitments from limited partners. TCI and Capital Fund II did not accept additional commitments during the year ended December 31, 2018.
	December 31, 2019 (In thousands)
	TCI	Capital Fund II	Capital Fund III	Capital Fund IV	Sidecar Income Fund
Commitments
General Partner	$—	$4	$—	$1,000	$—
Limited Partners/Non-Managing Members
Affiliated Investors	900	5,538	7,734	4,200	375
Non-Affiliated Investors	7,100	48,126	67,266	31,330	10,564
Total Commitments	$8,000	$53,668	$75,000	$36,530	$10,939
Unfunded Commitments
General Partner	—	—	—	(1,000)	—
Limited Partners/Non-Managing Members
Affiliated Investors	—	—	—	—	—
Non-Affiliated Investors	—	—	—	—	—
Total Unfunded Commitments	$—	$—	$—	$(1,000)	$—
Net Funded Commitments	$8,000	$53,668	$75,000	$35,530	$10,939

	December 31, 2018 (In thousands)
	TCI	Capital Fund II	Capital Fund III	Capital Fund IV
Commitments
General Partner	$—	$4	$—	$1,000
Limited Partners/Non-Managing Members
Affiliated Investors	900	5,538	7,734	4,200
Non-Affiliated Investors	7,100	48,126	67,266	24,481
Total Commitments	$8,000	$53,668	$75,000	$29,681
Unfunded Commitments
General Partner	—	—	—	(1,000)
Limited Partners/Non-Managing Members
Affiliated Investors	—	—	—	(2,063)
Non-Affiliated Investors	—	—	—	(15,807)
Total Unfunded Commitments	$—	$—	$—	$(18,870)
Net Funded Commitments	$8,000	$53,668	$75,000	$10,811
Contributed capital returned to the partners from disposition proceeds received by the Trinity Funds during their respective commitment periods is recallable. As of December 31, 2019, and 2018, there were no recallable capital distributions by the Trinity Funds.
The Trinity Funds are treated as partnerships for federal and state income tax purposes. As a result, the Trinity Funds are generally not subject to federal or state income taxes. The partners/members of the Trinity Funds generally are liable for their share of all federal and state taxes, if any, imposed on the net investment income and realized gains of the Funds.
Basis of Presentation
The Trinity Funds’ financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to Regulation S-X. The Funds follow accounting and reporting guidance as determined by the Financial Accounting Standards Board (“FASB”), in FASB ASC 946, Financial Services — Investments Companies (“ASC 946”).
Under ASC 946, the Funds are precluded from consolidating other entities in which a Fund has equity investments, including those in which it has a controlling interest, unless the other entity is another investment company. An exception to this general principle in ASC 946 occurs if a Fund holds a controlling interest in an operating company that provides all or substantially all of its services directly to the Fund or to its portfolio companies. None of the Trinity Funds’ portfolio investments qualify for this exception. Each Fund’s investment portfolio is carried on the Statement of Assets and Liabilities as investments at fair value, as discussed further in Note 2 and Note 4, with any adjustments to fair value recognized as “net unrealized appreciation (depreciation) on investments” in each Fund’s Statement of Operations until the investment is realized, usually upon exit, resulting in any gain or loss being recognized as a “net realized gain (loss)”.
2.
Summary of Significant Accounting Policies

Valuation of Investments
The Funds’ investment strategy involves an underwriting process used for investing primarily in debt and equipment lease financings to U.S growth stage companies. Often the Funds are issued warrants or common equity securities by issuers as yield enhancements. Pursuant to each Fund’s partnership or limited liability agreements, the general partners/managing member are responsible for making all significant decisions through each Fund’s respective Investment Committee.

Each Fund accounts for its investment portfolio at fair value, following the provisions of ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and provides disclosure requirements for fair value measurements. ASC 820 requires the Funds to assume that each of the portfolio investments is sold in a hypothetical transaction in the principal or, as applicable, most advantageous market using market participant assumptions as of the measurement date. Market participants are defined as buyers and sellers in the principal market that are independent, knowledgeable and willing and able to transact.
For portfolio investments in both debt and equipment lease financing securities for which a Fund has determined that third-party quotes or other independent pricing are not available, the Fund generally estimates the fair value based on the assumptions that hypothetical market participants would use to value the investment in a current hypothetical sale using an income approach.
In its application of the income approach to determine the fair value of debt and equipment lease financing securities, the Fund bases its assessment of fair value on projections of the discounted future free cash flows that the security will likely generate, including analyzing the discounted cash flows of interest and principal amounts for the security, as set forth in the associated loan and equipment lease agreements, as well as market yields and the financial position and credit risk of the portfolio company (the “Hypothetical Market Yield Method”). The discount rate applied to the future cash flows of the security is based on the calibrated yield implied by the terms of each Fund’s investment adjusted for changes in market yields and performance of the subject company. Each Fund’s estimate of the expected repayment date of its debt and equipment lease financing securities is either the maturity date of the instrument or the anticipated pre-payment date, depending on the facts and circumstances. The Hypothetical Market Yield Method analysis also considers changes in leverage levels, credit quality, portfolio company performance, market yield movements, and other factors. If there is deterioration in credit quality or if a security is in workout status, the Fund may consider other factors in determining the fair value of the security, including, but not limited to, the value attributable to the security from the enterprise value of the portfolio company or the proceeds that would most likely be received in a liquidation analysis.
For warrants or other equity securities typically received in conjunction with its underwriting of debt and equipment lease financing securities, each Fund, depending on the facts and circumstances, usually utilizes a combination of one or several forms of the market approach as well as contingent claim analyses (a form of option analysis) to estimate the fair value of the securities as of measurement date. As part of its application of the market approach, the Fund estimates the enterprise value of a portfolio company utilizing customary pricing multiples, based on the development stage of the underlying issuers, or other appropriate valuation methods, such as considering recent transactions in the equity securities of the portfolio company or third-party valuations that are assessed to be indicative of fair value of the respective portfolio company, and, if appropriate based on the facts and circumstances performs an allocation of the enterprise value to the equity securities utilizing a contingent claim analysis and/or other waterfall calculation by which it allocates the enterprise value across the portfolio company’s securities in order of their preference relative to one another.
While each Fund is ultimately and solely responsible for determining the fair value of its investments, the Fund, among other things, consults with a nationally recognized independent financial advisory services firm to assist with performing valuation procedures on certain investments within the Funds’ portfolios as of each measurement date.
The Investment Committees of the Trinity Funds have the final responsibility for overseeing, reviewing and approving, in good faith, the determination of the fair value for the investment portfolio, as well as the valuation procedures. We believe our investment portfolio as of December 31, 2019, and 2018 approximates fair value as of those dates based on the markets in which we operate and other conditions in existence on those reporting dates.

Investments recorded on the Funds’ Statements of Assets and Liabilities are categorized based on the inputs to the valuation techniques as follows:
Level 1 —
Investments whose values are based on unadjusted quoted prices for identical assets in an active market that the Fund has the ability to access (examples include investments in active exchange-traded equity securities and investments in most U.S. government and agency securities).

Level 2 —
Investments whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investment.

Level 3 —
Investments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (for example, investments in illiquid securities issued by privately held companies). These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the investment.

Fair value estimates are made at discrete points in time based on relevant information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The carrying amounts of each Fund’s financial instruments, consisting of cash, investments, receivables, payables and other liabilities approximate the fair values of such items due to the short-term nature of these instruments. See also Note 4 — Fair Value of Financial Instruments.
Cash
As of December 31, 2019, and 2018, the following cash balances, by Fund, exceeded Federal Deposit Insurance Corporation insurance protection levels, subjecting the Funds to risk related to the uninsured balance (in thousands):
Fund	December 31, 2019	December 31, 2018
TCI	$555	$2,197
Capital Fund II	$18,943	$19,336
Capital Fund III	$26,608	$17,354
Capital Fund IV	$4,080	$3,328
Sidecar Income Fund	$741	—
All of the Funds’ cash deposits are held at large established high credit quality financial institutions and management believes the risk of loss associated with any uninsured balances is remote. There are no restrictions on cash at December 31, 2019 or 2018.
Income Recognition
The Funds record interest income on an accrual basis and recognize it as earned in accordance with the contractual terms of the loan agreement to the extent that such amounts are expected to be collected. Original issue discount (OID) initially includes the estimated fair value of detachable equity warrants obtained in conjunction with the origination of debt and lease securities and is accreted into interest income over the term of the loan as a yield enhancement. The end-of-term (EOT) payment is amortized and recognized as non-cash interest income over the life of the loan or lease prior to its payment. When a loan becomes 90 days or more past due, or if management otherwise does not expect that principal, interest, and other obligations due will be collected in full, the respective Fund will generally place the loan on non-accrual status and cease recognizing interest income on that loan until all principal and interest due has been paid or the Fund believes the borrower or lessee has demonstrated the ability to repay the Fund’s current and future contractual obligations. Any uncollected interest is reversed from income in the period that collection of the interest receivable is determined to be doubtful. However, the Funds may make exceptions to this policy if the investment has sufficient collateral value and is in the process of collection.

At December 31, 2019, loans to three portfolio companies held within TCI, four portfolio companies held within Capital Fund II, and one portfolio company held within Capital Fund III were on non-accrual status. No debt or equipment lease financing investments were on non-accrual status in Fund IV or Sidecar at December 31, 2019. At December 31, 2018, loans to two portfolio companies were on non-accrual status held within both TCI and Capital Fund II. No debt or equipment lease financing investments were on non-accrual status in Capital Fund III or Capital Fund IV at December 31, 2018. The following table presents cumulative investment cost and fair value of those investments on non-accrual status at December 31, 2019, and 2018.
	As of December 31, 2019
	Cost	Fair Value
TCI	$2,825	$2,527
Capital Fund II	23,507	14,401
Capital Fund III	4,139	500
	As of December 31, 2018
	Cost	Fair Value
TCI	$2,946	$1,878
Capital Fund II	16,086	9,106
Income related to application or origination payments, net of related expenses, and generally collected in advance, includes loan commitment and facility fees for due diligence and structuring, as well as fees for transaction services rendered by each Fund to borrowers or lessees. Loan and commitment fees are amortized into interest income over the contractual life of the loan for all Funds, except TCI. For TCI, loan and commitment fees are recognized into interest income when received. In certain loan arrangements, warrants or other equity interests are received from the borrower as additional origination fees. Each Fund recognizes nonrecurring fees over the remaining term of the loan commencing in the quarter relating to specific loan modifications.
In addition, a Fund may also be entitled to an end of term (“EOT”) fee. Loan or equipment lease financing EOT fees to be paid at the termination of the loan or equipment lease financing arrangements are accreted into interest income over the contractual life of the loan or equipment lease financing investment on the effective yield method. At December 31, 2019, and 2018, each Fund had an EOT payment receivable as follows (in thousands):
	December 31, 2019	December 31, 2018
TCI	$1,891	$1,874
Capital Fund II	9,330	11,246
Capital Fund III	16,990	9,815
Capital Fund IV	2,151	350
Sidecar Income Fund	769	—
Certain fees are recognized as one-time realized gains, including prepayment penalties, fees related to select covenant default waiver fees and OID related to early loan pay-off or material modification of the specific debt outstanding. For the year ended December 31, 2019, and 2018, one-time fee income recognized as realized gain was as follows (in thousands):
	December 31, 2019	December 31, 2018
TCI	$2	$315
Capital Fund II	162	1,473
Capital Fund III	1,195	627

During the year ended December 31, 2019 and for the period from November 21, 2018 (commencement of operations) to December 31, 2018, there were no such fees for Capital Fund IV. For the period from April 9, 2019 (commencement of operations) to December 31, 2019, there were no such fees for Sidecar Income Fund.
Investment Transactions
Investments purchased on a secondary market are recorded on the trade date. Investment originations are recorded on the date of the binding commitment. Realized gains or losses are recorded using the specific identification method as the difference between the proceeds received (including prepayment fees, if any) and the amortized cost basis of the investment, and include investments written off during the period, net of recoveries.
Organizational and Offering Costs
Capital Fund IV repaid SBIC Management, LLC for $0.3 million of offering costs incurred in 2018, prior to the commencement of its operations. There were no such repayments during the year ended December 31, 2019. To the extent such costs relate to equity offerings, these costs are charged as a reduction of capital in the Statements of Members’/Partners’ Capital. To the extent such costs relate to organization costs, these costs are expensed in the Statements of Operations.
Due to/from Affiliate Funds
The Investment Committees of the Funds may approve co-investment across several of the Funds. As a result, timing of investment funding or repayment on investments may result in amounts being due to/from certain Funds at period end. As of December 31, 2018, $0.2 million was due from Capital Fund II to TCI related to payments received by Capital Fund II for which TCI is part of the co-investment.
Deferred Financing Costs
The Funds incur fees associated with obtaining debt financing, which are deferred and amortized into interest expense on the Statements of Operations. Net unamortized deferred financing costs are offset net against the associated debt balance on the Statements of Assets and Liabilities. See Note 5 for further discussion and disclosure regarding deferred financing costs.
Income Taxes
The Funds account for income taxes and consider uncertain tax positions in accordance with FASB ASC 740-10, Accounting for Income Taxes. U.S. GAAP provisions on accounting for uncertainty in income taxes establish consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognition of tax positions in the financial statement as “more-likely-than-not” to be sustained upon review by the relevant taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion. The Funds, as partnerships, are not subject to federal or state income taxes and, consequently, no income tax provision has been made in the accompanying financial statements. Each Fund reviews and evaluates tax positions in its major jurisdictions and determines whether there are uncertain tax positions that require financial statement recognition.
The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the accompanying Statements of Operations. During the period or year ended December 31, 2019, and 2018, none of the Funds accrued any penalties and interest. At December 31, 2019, and 2018, none of the Funds had any recognized tax benefits. The Funds file income tax returns in the federal jurisdiction and various state and local jurisdictions. Generally, the Funds are subject to examination by federal and state income tax authorities for three years from the filing of a tax return.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from these estimates under different conditions or assumptions. Additionally, as explained in Note 4, the financial statements include investments whose values have been reviewed and approved by the Funds’ Managing Member or General Partner, as applicable, in the absence of readily ascertainable market values. Because of the inherent uncertainty of its investment portfolio valuations, those estimated values may differ materially from the values that would have been determined had a ready market for the securities existed.
3.
Portfolio Composition

The Funds provide debt and equipment lease financing to growth stage companies, including venture capital-backed-companies and companies with institutional equity investors, primarily in the United States. The Funds’ investment strategy includes making investments consisting primarily of term debt and equipment lease financing, and, to a lesser extent, working capital loans, equity and equity-related investments. In addition, the Funds may obtain warrants or contingent exit fees at funding from many of their portfolio companies.
Debt and Equipment Lease Investments
Our debt investments primarily consist of direct investments in interest-bearing debt securities in privately held companies based in the United States. Our debt investments are generally secured by either a first or second priority lien on the assets of the portfolio company and typically have a term of between three and five years from the original investment date. The debt investments have rights and protections such as affirmative and negative covenants, default penalties, lien protection, change of control provisions, guarantees and equity pledges. The debt investments generally have fixed interest and include an EOT payment.
Our equipment lease financing investments are structured as fully amortizing over a period of up to five years. The equipment lease financings are secured by the underlying equipment and second lien on the assets of the portfolio company. The specific terms of each lease depend on the creditworthiness of the portfolio company and the projected value of the leased assets. Occasionally, we will offer an initial period of lower lease factor to companies with stronger creditworthiness, which is analogous to an interest-only period on a term loan. Equipment lease financings may include upfront interim rent security deposits. Equipment lease financing arrangements have various structural protections, including customary default penalties, information and reporting rights, material adverse change or investor abandonment provisions, consent rights for any additions or changes to senior debt, and, as needed, intercreditor agreements with cross-default provisions to protect the Funds’ second lien positions.
Warrants
In connection with our debt investments, we occasionally receive equity warrants in the portfolio company. Warrants received in connection with a debt investment typically require only a nominal cost to exercise, and thus, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We typically structure the warrants to provide provisions protecting our rights as a minority-interest holder, as well as secured or unsecured put rights, or rights to sell such securities back to the portfolio company, upon the occurrence of specified events. In certain cases, we also may obtain follow-up rights in connection with these equity interests, that allow us to participate in future financing rounds.
Direct Equity Investments
In limited instances, we also will seek to make direct equity investments in situations where it is appropriate to align our interests with key management and stockholders of our portfolio companies, and to allow for participation in the appreciation in the equity values of portfolio companies. We usually make our direct equity investments in connection with debt investments. In addition, we may have both equity warrants and direct equity positions in some of our portfolio companies. We seek to maintain fully diluted equity positions in our portfolio companies of 5% to 50% and may have controlling equity interests in some instances.

Portfolio Investment Classification
The Funds classify their investment portfolio in accordance with the requirements of the 1940 Act. Under the 1940 Act, (a) “Control Investments” are defined as investments in which the Fund owns more than 25% of the voting securities or has rights to maintain greater than 50% of the board representation, (b) “Affiliate Investments” are defined as investments in which the Fund owns between 5% and 25% of the voting securities and does not have rights to maintain greater than 50% of the board representation, and (c) “Non-Control/Non-Affiliate Investments” are defined as investments that are neither Control Investments nor Affiliate Investments.
Portfolio Industry Classification
The Funds’ portfolio investments are in companies conducting business in a variety of industries. The following tables summarize the composition of each Fund’s portfolio investments by industry at cost and fair value as of December 31, 2019, and 2018 (in thousands):
	TCI
	As of December 31, 2019		As of December 31, 2018
Industry	Cost	Fair Value	Cost	Fair Value
Construction	$260	$100	$260	$140
Educational Services	2,154	2,145	2,140	2,071
Health Care and Social Assistance	984	939	978	938
Information	620	698	1,498	1,426
Manufacturing	8,005	9,389	9,280	8,566
Professional, Scientific, and Technical Services	5,961	5,178	6,585	5,788
Retail Trade	4,401	4,302	5,130	5,045
Utilities	2,038	2,104	2,000	1,964
Wholesale Trade	928	952	1,259	1,269
TOTAL	$25,351	$25,807	$29,130	$27,207

	Capital Fund II
	As of December 31, 2019		As of December 31, 2018
Industry	Cost	Fair Value	Cost	Fair Value
Construction	$7,379	$6,871	$7,594	$6,744
Educational Services	2,688	2,779	2,020	1,989
Health Care and Social Assistance	14,748	17,870	14,070	16,214
Information	6,775	3,638	12,352	12,622
Manufacturing	39,840	40,907	51,149	45,158
Professional, Scientific, and Technical Services	37,874	27,398	47,231	42,135
Real Estate and Rental and Leasing	223	219	4,061	4,061
Retail Trade	10,204	9,953	12,410	12,356
Wholesale Trade	8,361	8,629	11,310	11,472
TOTAL	$128,092	$118,264	$162,197	$152,751

	Capital Fund III
	As of December 31, 2019		As of December 31, 2018
Industry	Cost	Fair Value	Cost	Fair Value
Administrative and Support and Waste Management and Remediation Services	$3,723	$3,823	$3,352	$3,559
Agriculture, Forestry, Fishing and Hunting	16,420	16,601	—	—
Educational Services	8,560	8,581	8,481	8,285
Finance and Insurance	16,692	16,647	23,678	23,622
Information	25,500	21,964	31,507	31,105
Manufacturing	38,339	37,272	35,653	35,600
Professional, Scientific, and Technical Services	72,213	69,000	61,290	59,949
Real Estate and Rental and Leasing	11,251	11,417	5,395	5,373
Retail Trade	36,716	37,455	37,240	37,035
Utilities	579	627	2,074	2,075
Wholesale Trade	112	128	10,136	10,185
TOTAL	$230,105	$223,515	$218,806	$216,788

	Capital Fund IV
	As of December 31, 2019		As of December 31, 2018
Industry	Cost	Fair Value	Cost	Fair Value
Administrative and Support and Waste Management and Remediation Services	$1,581	$1,539	$—	$—
Agriculture, Forestry, Fishing and Hunting	2,832	2,963	—	—
Information	10,112	10,378	—	—
Manufacturing	5,855	4,873	—	—
Professional, Scientific, and Technical Services	321	316	—	—
Real Estate and Rental and Leasing	1,690	1,687	—	—
Retail Trade	4,033	4,220	—	—
Utilities	14,196	14,584	6,848	6,884
TOTAL	$40,620	$40,560	$6,848	$6,884

	Sidecar Income Fund
	As of December 31, 2019
Industry	Cost	Fair Value
Administrative and Support and Waste
Management and Remediation Services	$1,581	$1,539
Agriculture, Forestry, Fishing and Hunting	1,874	1,985
Manufacturing	1,076	1,098
Professional, Scientific, and Technical Services	321	316
Real Estate and Rental and Leasing	2,489	2,483
Retail Trade	3,529	3,693
TOTAL	$10,870	$11,114
The following table represents the Schedule of Investments in and advances to affiliates, summarizing each Fund’s realized gains and losses and changes in unrealized appreciation and depreciation on control and affiliate investments for the year ended December 31, 2019, and 2018 (in thousands, except share data):

		TCI
		As of December 31, 2019			For the Year Ended December 31, 2019
Portfolio Company	Investment(1)	Fair Value	Principal	Shares	Interest Income	Net change in Unrealized (Depreciation)/ Appreciation	Realized Gain/(Loss)
Control Investments
Edeniq, Inc.	Senior Secured, June 1, 2021 Fixed Interest Rate 13.0%; EOT 9.5%	$124	$250	n/a	$21	$(243)	$—
	Warrants, December 23, 2026, Preferred Series B	—	n/a	273,084	—	117	—
	Warrants, June 29, 2027, Preferred Series C	—	n/a	638,372	—	—	—
	Preferred Series C	—	n/a	631,862	—	—	—
	Preferred Series B	—	n/a	305,135	—	(111)	—
Vertical Communications, Inc.
	Senior Secured, March 1, 2022 Fixed Interest Rate 12.0%; EOT 6.5%	1,237	1,200	n/a	125	(21)	—
	Senior Secured, March 1, 2022 Fixed Interest Rate 12.0%; EOT 6.5%	500	500	n/a	51	(25)	—
	Senior Secured, March 1, 2022 Fixed Interest Rate 15.8%; EOT 6.5%	500	500	n/a	—	—
	Warrants, July 11, 2026, Preferred Series A	—	n/a	124,272	—	—	—
	Preferred Series 1	—	n/a	583,873	—	138	—
	Senior Secured Convertible Notes	489	675	n/a	—	268	—
Total Control Investments		$2,850			$197	$123	$—
Affiliate Investments
Project Frog, Inc.	Preferred Series AA-1	100	n/a	1,148,225	—	(40)	—
Total Affiliate Investments		$100			$—	$(40)	$—
Total Control and Affiliate Investments		$2,950			$197	$83	$—

(1)
This schedule should be read in conjunction with the schedule of investments and notes to the financial statements. Supplemental information can be located within the schedule of investments including cost of investments and if the investments are income producing.

		TCI (audited)
		As of December 31, 2018			For the Year Ended December 31, 2018
Portfolio Company	Investment(1)	Fair Value	Principal	Shares	Interest Income	Net change in Unrealized (Depreciation)/ Appreciation	Realized Gain/(Loss)
Control Investments
Edeniq, Inc.	Senior Secured, December 1, 2020 Fixed Interest Rate 13.0%; 9.5% Exit Fee	$257	$259	n/a	$61	$(36)	$—
	Warrants December 23, 2026 Preferred Series B	—	n/a	316,561	—	(117)	—
	Preferred Series B	—	n/a	747,146	—	(261)	—
	Preferred Series C	110	n/a	305,135	—	(23)	—
Vertical Communications, Inc.	Senior Secured, December 1, 2020 Fixed Interest Rate 11.7%; 6.5% Exit Fee	1,205	1,200	n/a	—	(1)	—
	Senior Secured, December 1, 2021 Fixed Interest Rate 12.3%; 6.5% Exit Fee	504	500	n/a	—	4	—
	Warrants July 11, 2026 Preferred Series A	—	n/a	96,000	—	—	—
	Preferred Series 1	—	n/a	58,253,893	—	—	—
	Senior Secured Convertible Notes	84	675	n/a	—	(369)	—
Total Control Investments		$2,160			$61	$(803)	$—
Affiliate Investments
Project Frog, Inc.	Preferred Series AA-1	140	n/a	1,622,547	—	(91)	—
Total Affiliate Investments		$140			$—	$(91)	$—
Total Control and Affiliate Investments		$2,300			$61	$(894)	$—

(1)
This schedule should be read in conjunction with the schedule of investments and notes to the financial statements. Supplemental information can be located within the schedule of investments including cost of investments and if the investments are income producing.

		Capital Fund II
		As of December 31, 2019			For the Year Ended December 31, 2019
Portfolio Company	Investment(1)	Fair Value	Principal	Shares	Interest Income	Net change in Unrealized (Depreciation)/ Appreciation	Realized Gain/(Loss)
Control Investments
Edeniq, Inc.	Senior Secured, June 1, 2021 Fixed Interest Rate 13.0%; EOT 9.5%	$1,785	$3,596	n/a	$306	$(3,491)	$—
	Senior Secured, September 1, 2021 Fixed Interest Rate 13.0%; EOT 9.5%	1,370	2,890	n/a	282	(1,707)	—
	Warrants, December 23, 2026, Preferred Series B	—	n/a	4,597,089	—	1,680	—
	Warrants, March 12, 2028, Preferred Series C	—	n/a	4,468,601	—	—	—
	Warrants, October 15, 2028, Preferred Series C	—	n/a	3,850,294	—	—	—
	Preferred Series B	—	n/a	7,175,637	—	—	—
	Preferred Series C	—	n/a	2,135,947	—	(776)	—
	Convertible Note	—	1,671	n/a	—	(1,140)	—
Vertical Communications, Inc.	Senior Secured, March 1, 2022, Fixed Interest Rate 12.0%; EOT 6.5%	7,008	6,800	n/a	709	(119)	—
	Senior Secured, March 1, 2022, Fixed Interest Rate 12.0%; EOT 6.5%	1,074	1,000	n/a	165	(13)	—
	Senior Secured, March 1, 2022, Fixed Interest Rate 15.8%; EOT 8.5%	2,000	2,000	n/a	—	—	—
	Warrants July 11, 2026 Preferred Series A	—	n/a	704,207	—	—	—
	Preferred Series 1	—	n/a	3,308,612	—		—
	Senior Secured Convertible Notes	939	1,275	n/a	—	3,889	—
Workwell Prevention and Care	Senior Secured, March 1, 2023 Fixed Interest Rate 8.1%; EOT 10.0%	3,537	3,362	n/a	315	88	—
	Senior Secured, March 1, 2023 Fixed Interest Rate 8.0%; EOT 10.0%	713	700	n/a	74	(8)	—
	Common Stock	51	n/a	7,000,000	—	525	—
	Preferred Series P	3,450	n/a	3,450	—	—	—
	Convertible Note	1,149	1,100	n/a	—	(24)	—
Total Control Investments		$23,076			$1,851	$(1,096)	$—
Affiliate Investments
Project Frog, Inc.	Senior Secured July 1, 2020 Fixed Interest Rate 8%; EOT 8.7%	3,584	3,247	n/a	467	153	—
	Warrants July 26, 2026 Preferred Series AA	18	n/a	391,990	—	3	—
	Preferred Series AA-1	602	n/a	6,970,302	—	42	—
	Preferred Series BB	2,668	n/a	6,300,134	—	146	—
Total Affiliate Investments		$6,872			$467	$344	$—
Total Control and Affiliate Investments		$29,948			$2,318	$(752)	$—

(1)
This schedule should be read in conjunction with the schedule of investments and notes to the financial statements. Supplemental information can be located within the schedule of investments including cost of investments and if the investments are income producing.

		Capital Fund II (audited)
		As of December 31, 2018			For the Year Ended December 31, 2018
Portfolio Company	Investment(1)	Fair Value	Principal	Shares	Interest Income	Net change in Unrealized (Depreciation)/ Appreciation	Realized Gain/(Loss)
Control Investments
Edeniq, Inc.	Senior Secured, December 1, 2020 Fixed Interest Rate 13.0%; 9.5% Exit Fee	$3,699	$3,733	n/a	$882	$(531)	$—
	Senior Secured, June 1, 2021 Fixed Interest Rate 13.0%; 9.5% Exit Fee	3,125	3,000	n/a	420	—	—
	Warrants December 23, 2026 Preferred Series B	—	n/a	4,553,612	—	(1,680)	—
	Warrants March 12, 2028 Preferred Series C	—	n/a	5,106,972	—	—	—
	Warrants October 15, 2028 Preferred Series C	—	n/a	1,925,147	—	—	—
	Preferred Series B	—	n/a	7,060,353	—	(2,455)	—
	Preferred Series C	776	n/a	2,135,947	—	(161)	—
	Convertible Note	753	1,303	n/a	—	(164)	—
Vertical Communications, Inc.	Senior Secured, December 1, 2020 Fixed Interest Rate 11.7%; 6.5% Exit Fee	6,826	6,800	n/a	—	(5)	—
	Senior Secured, December 1, 2021 Fixed Interest Rate 12.3%; 6.5% Exit Fee	965	1,000	n/a	—	(8)	—
	Warrants July 11, 2026 Preferred Series A	—	n/a	544,000	—	—	—
	Preferred Series 1	—	n/a	330,105,396	—	—	—
	Senior Secured Convertible Notes	600	4,825	n/a	—	(1,488)	—
Workwell Prevention and Care	Senior Secured, March 1, 2022 Fixed Interest Rate 8.0%; 10.0% Exit Fee	3,404	3,362	n/a	336	(57)	—
	Senior Secured, March 1, 2022 Fixed Interest Rate 8.0%; 10.0% Exit Fee	703	700	n/a	19	(3)	—
	Common Stock	100	n/a	7,003,450	—	9	—
	Preferred Series P	3,450	n/a	3,450	—	—	—
Total Control Investments		$24,401			$1,657	$(6,543)	$—
Affiliate Investments
Project Frog, Inc.	Senior Secured July 1, 2020 Fixed Interest Rate 13.4%; Exit Fee 6.0%	3,647	3,433	n/a	497	(137)	—
	Warrants July 26, 2026 Preferred Series AA	15	n/a	391,990	—	1	—
	Preferred Series AA-1	560	n/a	6,495,980	—	(366)	—
	Preferred Series BB	2,521	n/a	6,300,134	—	112	—
Total Affiliate Investments		$6,743			$497	$(390)	$—
Total Control and Affiliate Investments		$31,144			$2,154	$(6,933)	$—

(1)
This schedule should be read in conjunction with the schedule of investments and notes to the financial statements. Supplemental information can be located within the schedule of investments including cost of investments and if the investments are income producing.

		Capital Fund IV
		As of December 31, 2019			For the Year Ended December 31, 2019
Portfolio Company	Investment(1)	Fair Value	Principal	Shares	Interest Income	Net change in Unrealized (Depreciation)/ Appreciation	Realized Gain/(Loss)
Control Investments
Vertical Communications, Inc.	Senior Secured Convertible Notes	2,538	3,550	n/a	—	(1,012)	—
Total Control Investments		$2,538			$—	$(1,012)	$—

(1)
This schedule should be read in conjunction with the schedule of investments and notes to the financial statements. Supplemental information can be located within the schedule of investments including cost of investments and if the investments are income producing.

4.
Fair Value of Financial Instruments

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Funds account for their investments at fair value.
In accordance with ASC 820, the Funds have categorized their investments based on the priority of the inputs to the valuation technique into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical investments (Level 1) and the lowest priority to unobservable inputs (Level 3). See Note 2 — Summary of Significant Accounting Policies.
As required by ASC 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Therefore, unrealized appreciation and depreciation related to such investments categorized within the Level 3 tables below may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3).
As of December 31, 2019, and 2018, the Funds’ portfolio investments consisted primarily of investments in secured and unsecured debt and equipment lease financing investments. The fair value determination for these investments consisted of a combination of observable inputs in non-active markets for which sufficient observable inputs were not available to determine the fair value of these investments and unobservable inputs. As a result, all of the Funds’ portfolio investments were categorized as Level 3 as of December 31, 2019, and 2018.
The fair value determination of each portfolio investment categorized as Level 3 required one or more of the following unobservable inputs:
•
Financial information obtained from each portfolio company, including unaudited statements of operations and balance sheets for the most recent period available as compared to budgeted numbers;

•
Current and projected financial condition of the portfolio company;

•
Current and projected ability of the portfolio company to service its debt obligations;

•
Type and amount of collateral, if any, underlying the investment;

•
Current financial ratios (e.g., fixed charge coverage ratio, interest coverage ratio and net debt/EBITDA ratio) applicable to the investment;

•
Current liquidity of the investment and related financial ratios (e.g., current ratio and quick ratio);

•
Pending debt or capital restructuring of the portfolio company;

•
Projected operating results of the portfolio company;

•
Current information regarding any offers to purchase the investment;

•
Current ability of the portfolio company to raise any additional financing as needed;

•
Changes in the economic environment, which may have a material impact on the operating results of the portfolio company;

•
Internal occurrences that may have an impact (both positive and negative) on the operating performance of the portfolio company;

•
Qualitative assessment of key management;

•
Contractual rights, obligations or restrictions associated with the investment; and

•
Time to exit

The use of significant unobservable inputs creates uncertainty in the measurement of fair value as of the reporting date. The significant unobservable inputs used in the fair value measurement of a Fund’s investments, are (i) earnings before interest, tax, depreciation, and amortization (“EBITDA”) and revenue multiples (both projected and historic), and (ii) volatility assumptions. Significant increases (decreases) in EBITDA and revenue multiple inputs in isolation would result in a significantly higher (lower) fair value measurement. Similarly, significant increases (decreases) in volatility inputs in isolation would result in a significantly higher (lower) fair value assessment. On the contrary, significant increases (decreases) in weighted average cost of capital (“WACC”) inputs in isolation would result in a significantly lower (higher) fair value measurement. However, due to the nature of certain investments, fair value measurements may be based on other criteria, such as third-party appraisals of collateral and fair values as determined by independent third parties, which are not presented in the tables below.
During the year ended December 31, 2019, and 2018, all the Funds’ portfolio investments were Level 3. Debt investments include both debt securities and equipment lease financings. The following tables provide a summary of the significant unobservable inputs used to fair value each Fund’s Level 3 portfolio investments as of December 31, 2019, and 2018 (in thousands):
Investment Type – Level Three Investments	Fair Value as of December 31, 2019	Valuation Techniques/ Methodologies	Unobservable Inputs(1)	Range	Weighted Average(2)
TCI
Debt investments	$19,294	Discounted Cash Flows	Hypothetical Market Yield	11.0% – 25.0%	13.1%
	2,237	Market Comparable Companies	Revenue Multiple(3)	0.75x	0.75x
Equity investments	1,927	Market Comparable Companies	Revenue Multiple(3)	1.4x – 2.9x	2.8x
			Company Specific Adjustment(4)	(7.5)%	(7.5)%
			Probability Weighting of Alternative Outcomes	40.0%	40.0%
			Weighted Average Cost of Capital	16.0%	16.0%
		Option Pricing Model	Volatility(5)	45.0%	45.0%
			Risk-Free Interest Rate	1.9%	1.9%
			Estimated Time to Exit (in years)	5.0	5.0
Warrants	2,349	Market Comparable Companies	Revenue Multiple(3)	0.5x – 8.7x	3.6x
			Company Specific Adjustment(4)	(65.0)% – 150.0%	94.2%
		Option Pricing Model	Volatility(5)	25.0% – 165.0%	53.8%
			Risk-Free Interest Rate	1.6% – 2.6%	1.9%
			Estimated Time to Exit (in years)	1.5 – 8.3	5.0
Total Level Three
Investments	$25,807

Investment Type – Level Three Investments	Fair Value as of December 31, 2019	Valuation Techniques/ Methodologies	Unobservable Inputs(1)	Range	Weighted Average(2)
Capital Fund II
Debt investments	$85,914	Discounted Cash Flows	Hypothetical Market Yield	9.2% – 25.0%	14.4%
	10,081	Market Comparable Companies	Revenue Multiple(3)	0.75x – 0.25x	0.72x
Equity investments	5,040	Market Comparable Companies	Revenue Multiple(3)	1.1x – 11.8x	1.9x
			Company Specific Adjustment(4)	(70.0)%	(70.0)%
	9,561	Market Comparable Companies	Revenue Multiple(3)	1.4x – 2.9x	2.3x
			Company Specific Adjustment(4)	(7.5)%	(7.5)%
			Probability Weighting of Alternative Outcomes	40.0%	40.0%
			Weighted Average Cost of Capital	16.0%	16.0%
		Option Pricing Model	Volatility(5)	45.0% – 50.0%	45.5%
			Risk-Free Interest Rate	1.8% – 1.9%	1.9%
			Estimated Time to Exit (in years)	4.8 – 5.0	5.0
Warrants	7,668	Market Comparable Companies	Revenue Multiple(3)	0.5x – 8.7x	4.7x
			Company Specific Adjustment(4)	(65.0)% – 55.0%	(6.4)%
		Option Pricing Model	Volatility(5)	25.0% – 165.0%	50.3%
			Risk-Free Interest Rate	1.6% – 2.6%	2.0%
			Estimated Time to Exit (in years)	0.8 – 8.3	4.9
Total Level Three
Investments	$118,264
Capital Fund III
Debt investments	$212,271	Discounted Cash Flows	Hypothetical Market Yield	9.2% – 22.4%	14.9%
Equity investments	5,000	Market Comparable Companies	Revenue Multiple(3)	3.5x	3.5x
Warrants	6,244	Market Comparable Companies	Revenue Multiple(3)	0.5x – 12.5x	3.7x
			Company Specific Adjustment(4)	(37.5)% – 55.0%	3.6%
		Option Pricing Model	Volatility(5)	25.0% – 100.0%	43.4%
			Risk-Free Interest Rate	1.4% – 2.8%	1.8%
			Estimated Time to Exit (in years)	1.3 – 9.9	5.5
Total Level Three
Investments	$223,515
Capital Fund IV
Debt investments	$37,213	Discounted Cash Flows	Hypothetical Market Yield	9.2% – 20.8%	14.3%
Equity investments	2,538
Warrants	809	Market Comparable Companies	Revenue Multiple(3)	3.5x – 11.8x	10.9x
			Company Specific Adjustment(4)	(15.0)% – (5.0)%	(13.4)%
		Option Pricing Model	Volatility(5)	30.0% – 60.0%	37.7%
			Risk-Free Interest Rate	1.6% – 1.9%	1.7%
			Estimated Time to Exit (in years)	2.5 – 5.0	3.1
Total Level Three
Investments	$40,560
Sidecar Income Fund
Debt investments	$10,912	Discounted Cash Flows	Hypothetical Market Yield	12.7% – 20.8%	15.5%
Warrants	202	Market Comparable Companies	Revenue Multiple(3)	3.5x	3.5x
		Option Pricing Model	Volatility(5)	30.0% – 60.0%	39.6%
			Risk-Free Interest Rate	1.7% – 1.9%	1.8%
			Estimated Time to Exit (in years)	3.3 – 5.0	4.1
Total Level Three
Investments	$11,114

(1)
The significant unobservable inputs used in the fair value measurement of the Funds’ debt securities are hypothetical market yields and premiums/(discounts). The hypothetical market yield is defined as the exit price of an investment in a hypothetical market to hypothetical market participants where buyers and sellers are willing participants. The significant unobservable inputs used in the fair value measurement of the Funds’ equity and warrant securities are revenue multiples and portfolio company specific adjustment factors. Additional inputs used in the option pricing model (“OPM”) include industry volatility, risk free interest rate and estimated time to exit. Significant increases (decreases) in the inputs in isolation would result in a significantly higher (lower) fair value measurement, depending on the materiality of the investment. For some investments, additional consideration may be given to data from the last round of financing or merger/acquisition events near the measurement date.

(2)
Weighted averages are calculated based on the fair market value of each investment.

(3)
Represents amounts used when the Funds’ have determined that market participants would use such multiples when pricing the investments.

(4)
Represents amounts used when the Funds’ have determined market participants would take into account these discounts when pricing the investments.

(5)
Represents the range of industry volatility used by market participants when pricing the investment.

Investment Type – Level Three Investments	Fair Value as of December 31, 2018	Valuation Techniques/ Methodologies	Unobservable Inputs(1)	Range	Weighted Average(2)
	(audited)
TCI
Debt investments	$22,751	Discounted Cash Flows	Hypothetical Market Yield	13.3% – 24.8%	16.5%
	2,196	Market Comparable Companies	Revenue Multiple(3)	0.5x – 2.0x	0.8x
Equity investments	710	Market Comparable Companies	Revenue Multiple(3)	0.4x – 1.3x	1.0x
			Company Specific Adjustment(4)	5.0%	5.0%
Warrants	1,550	Market Comparable Companies	Revenue Multiple(3)	0.2x – 8.3x	3.9x
			Company Specific Adjustment(4)	(75.0)% – 80.0%	(15.0)%
		Option Pricing Model	Volatility(5)	9.8% – 165.0%	37.8%
			Risk-Free Interest Rate	1.7% – 2.9%	2.6%
			Estimated Time to Exit (in years)	1.0 – 9.3	4.8
Total Level Three
Investments	$27,207
Capital Fund II
Debt investments	$121,961	Discounted Cash Flows	Hypothetical Market Yield	8.4% – 28.4%	17.4%
	10,111	Market Comparable Companies	Revenue Multiple(3)	0.5x – 2.0x	0.8x
Equity investments	10,714	Market Comparable Companies	Revenue Multiple(3)	0.4x – 14.4x	1.5x
			Company Specific Adjustment(4)	(70.0)% – 5.0%	(4.5)%
	826	Market Comparable Companies	Revenue Multiple(3)	2.4x	2.4x
			Company Specific Adjustment(4)	(15.0)%	(15.0)%
		Option Pricing Model	Volatility(5)	45.0% – 50.0%	46.5%
			Risk-Free Interest Rate	1.9% – 2.8%	2.1%
			Estimated Time to Exit (in years)	5.0 – 5.3	5.0
Warrants	9,139	Market Comparable Companies	Revenue Multiple(3)	0.2x – 8.3x	3.4x
			Company Specific Adjustment(4)	(75.0)% – 80.0%	(16.7)%
		Option Pricing Model	Volatility(5)	15.0% – 165.0%	46.5%
			Risk-Free Interest Rate	1.7% – 2.9%	2.5%
			Estimated Time to Exit (in years)	0.8 – 9.3	5.1
Total Level Three
Investments	$152,751
Capital Fund III
Debt investments	$211,525	Discounted Cash Flows	Hypothetical Market Yield	11.8% – 22.8%	16.9%
Warrants	5,263	Market Comparable Companies	Revenue Multiple(3)	0.2x – 8.3x	2.7x
			Company Specific Adjustment(4)	(75.0)% – 80.0%	0.0%
		Option Pricing Model	Volatility(5)	15.0% – 100.0%	45.3%
			Risk-Free Interest Rate	2.5% – 2.9%	2.7%
			Estimated Time to Exit (in years)	2.0 – 9.3	6.2
Total Level Three
Investments	$216,788
Capital Fund IV
Debt investments	$6,884	Discounted Cash Flows	Hypothetical Market Yield	17.1%	17.1%
Total Level Three
Investments	$6,884

(1)
The significant unobservable inputs used in the fair value measurement of the Funds’ debt securities are hypothetical market yields and premiums/(discounts). The hypothetical market yield is defined as the exit price of an investment in a hypothetical market to hypothetical market participants where buyers and sellers are willing participants. The significant unobservable inputs used in the fair value measurement of the Funds’ equity and warrant securities are revenue multiples and portfolio company specific adjustment factors. Additional inputs used in the option pricing model (“OPM”) include industry volatility, risk free interest rate and estimated time to exit. Significant increases (decreases) in the inputs in isolation would result in a significantly higher (lower) fair value measurement, depending on the materiality of the investment. For some investments, additional consideration may be given to data from the last round of financing or merger/acquisition events near the measurement date.
(2)
Weighted averages are calculated based on the fair market value of each investment.

(3)
Represents amounts used when the Funds’ have determined that market participants would use such multiples when pricing the investments.

(4)
Represents amounts used when the Funds’ have determined market participants would take into account these discounts when pricing the investments.

(5)
Represents the range of industry volatility used by market participants when pricing the investment.

The following tables provide a summary of changes in the debt and equipment lease financings (collectively “Debt” in the tables), equity and equity warrants fair value of the Fund’s Level 3 portfolio investments for the period or years ended December 31, 2019, and 2018 (in thousands):
	TCI Type of Investment
	Debt	Equity	Equity Warrants	Total
Fair Value at January 1, 2018	$27,487	$963	$1,823	$30,273
Amortization and Accretion	1,017	—	—	1,017
Net Realized Gain (Loss)	(9)	—	58	49
Change in Unrealized Appreciation (Depreciation)	380	(703)	(403)	(726)
Purchases	8,030	450	130	8,610
Proceeds from Paydowns and Sale	(11,958)	—	(58)	(12,016)
Fair Value at December 31, 2018	24,947	710	1,550	27,207
Amortization and Accretion	643	—	—	643
Net Realized Gain (Loss)	(44)	—	75	31
Change in Unrealized Appreciation (Depreciation)	310	1,217	1,001	2,528
Purchases	2,310	—	6	2,316
Proceeds from Paydowns and Sale	(6,635)	—	(283)	(6,918)
Fair Value at December 31, 2019	$21,531	$1,927	$2,349	$25,807

	Capital Fund II Type of Investment
	Debt	Equity	Equity Warrants	Total
Fair Value at January 1, 2018	$151,337	$12,616	$10,292	$174,245
Amortization and Accretion	5,809	—	—	5,809
Net Realized Gain (Loss)	(142)	(250)	—	(392)
Change in Unrealized Appreciation (Depreciation)	688	(3,796)	(2,845)	(5,953)
Purchases	43,648	2,970	1,692	48,310
Proceeds from Paydowns and Sale	(69,268)	—	—	(69,268)
Fair Value at December 31, 2018	132,072	11,540	9,139	152,751
Amortization and Accretion	4,080	—	—	4,080
Net Realized Gain (Loss)	111	—	1,620	1,731
Change in Unrealized Appreciation (Depreciation)	(6,701)	6,123	798	220
Purchases	3,782	983	—	4,765
Proceeds from Paydowns and Sale	(37,349)	(4,045)	(3,889)	(45,283)
Fair Value at December 31, 2019	$95,995	$14,601	$7,668	$118,264

	Capital Fund III Type of Investment
	Debt	Equity	Equity Warrants	Total
Fair Value at January 1, 2018	$112,532	$—	$4,284	$116,816
Amortization and Accretion	5,311	—	—	5,311
Net Realized Gain (Loss)	3,147	—	—	3,147
Change in Unrealized Appreciation (Depreciation)	(1,160)	—	(777)	(1,937)
Purchases	119,707	—	1,756	121,463
Proceeds from Paydowns and Sale	(28,012)	—	—	(28,012)
Fair Value at December 31, 2018	211,525	—	5,263	216,788
Amortization and Accretion	7,651	—	—	7,651
Net Realized Gain (Loss)	3,750	—	268	4,018
Change in Unrealized Appreciation (Depreciation)	(4,264)	—	(308)	(4,572)
Purchases	80,493	5,000	1,189	86,682
Proceeds from Paydowns and Sale	(86,884)	—	(168)	(87,052)
Fair Value at December 31, 2019	$212,271	$5,000	$6,244	$223,515

	Capital Fund IV Type of Investment
	Debt	Equity	Equity Warrants	Total
Fair Value at November 21, 2018 (commencement of operations)	$—	$—	$—	$—
Amortization and Accretion	4	—	—	4
Change in Unrealized Appreciation (Depreciation)	36	—	—	36
Purchases	6,844	—	—	6,844
Fair Value at December 31, 2018	6,884	—	—	6,884
Amortization and Accretion	722	—	—	722
Change in Unrealized Appreciation (Depreciation)	737	(1,012)	179	(96)
Purchases	29,786	3,550	630	33,966
Proceeds from Paydowns and Sale	(916)	—	—	(916)
Fair Value at December 31, 2019	$37,213	$2,538	$809	$40,560

	Sidecar Income Fund Type of Investment
	Debt	Equity Warrants	Total
Fair Value at April 9, 2019 (commencement of operations)	$—	$—	$—
Amortization and Accretion	256	—	256
Change in Unrealized Appreciation (Depreciation)	218	26	244
Purchases	10,993	176	11,169
Proceeds from Paydowns and Sale	(555)	—	(555)
Fair Value at December 31, 2019	$10,912	$202	$11,114

Financial Instruments Disclosed, But Not Carried at Fair Value
As discussed in Note 5, the SBA guaranteed debentures carry a fixed interest rate. In order to determine the fair value of these debentures, for disclosure purposes only, we calculated the net present value of our contractual cash flows over the term of the debentures using a discount rate based on current SBIC interest rates. The fair value as of December 31, 2019, and 2018 is as follows (in thousands):
	December 31, 2019		December 31, 2018
	Cost	Fair Value	Cost	Fair Value
Capital Fund II	$64,180	$66,238	$92,835	$93,834
Capital Fund III	$150,000	$159,490	$150,000	$153,551

5.
Notes Payable, SBA Debentures and Credit Facility

Notes Payable
TCI
TCI issued promissory notes (the “TCI Notes”) totaling $32.7 million through three special purpose financing vehicles, Trinity Capital Investment Income Fund, LLC (“Income Fund I”), Trinity Capital Investment Income Fund II, LLC (“Income Fund II”) and Trinity Capital Investment Income Fund III, LLC (“Income Fund III”) to the noteholders of such entities for the purpose of funding investments. The TCI Notes are secured by: (a) certain loan interests and (b) certain equipment lease financing schedules or undivided interests. Such collateral (which will include the equipment and other related assets and collateral underlying each loan and equipment lease financing interests) is the sole security for obligations under the TCI Notes. At all times, collateral for obligations under the TCI Notes is required to be valued in an amount equal to or greater than 120% of the aggregate outstanding principal balance of the TCI Notes (“Minimum Collateral”). The collateral constituting the Minimum Collateral generally will be composed of (i) lease payments and residual amounts due under TCI leases, and (ii) principal, interest, and final amounts due under the TCI loans. As of December 31, 2019, and 2018, TCI was in compliance with its collateral agreements. TCI repaid $6.8 million and $2.7 million of outstanding principal on the TCI Notes during the years ended December 31, 2019, and 2018, respectively. As of December 31, 2019, and 2018 the total outstanding principal due on the TCI Notes was $21.4 million, and $28.2 million, respectively.
The maturities and fixed interest rates for TCI Notes as of December 31, 2019, and 2018, are summarized in the following table (in thousands):
Payee	Maturity	Interest Rate	December 31, 2019	December 31, 2018
Income Fund I	2019	8.5%	$—	$457
Income Fund I	2020	8.5%	1,289	2,829
Income Fund I	2021	8.5%	5,291	7,853
Income Fund I	2022	8.5%	3,119	3,782
Income Fund II	2022	10.0%	3,368	7,350
Income Fund II	2023	10.0%	3,000	—
Income Fund III	2020	8.5%	20	35
Income Fund III	2021	8.5%	123	205
Income Fund III	2022	8.5%	875	1,375
Income Fund III	2023	8.5%	3,733	3,733
Income Fund III	2024	8.5%	625	625
			$21,443	$28,244
Included in the notes payable of TCI is an additional liability of $0.5 million and $0.2 million as of December 31, 2019, and 2018, respectively, resulting from the following provisions included in the terms of the TCI Notes:
•
All holders of the Income Fund II Notes are to be allocated fifty percent of the total proceeds from warrants that are exercised and underlying securities that are sold, multiplied by the percentage of the outstanding principal of the TCI Notes over the total TCI debt and lease investment principal balances. TCI has recorded a liability of $0.1 million and $0.1 million as of December 31, 2019, and 2018, respectively, associated with this provision.
•
Certain holders of the Income Fund I Notes have rights to 17,485 shares of Nanotherapeutics, Inc. common stock at a fair value of approximately $0.4 million and $0.1 million as of December 31, 2019, and 2018 respectively.

SBA Guaranteed Debentures
A small business investment company (“SBIC”) is designed to stimulate the flow of private equity capital to eligible small businesses. Under present United States Small Business Administration (“SBA”) regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $19.5 million and have average after tax net income not exceeding $6.5 million for the two most recent fiscal years. In addition, SBICs must devote 25.0% of the investment activity to “smaller” enterprises as defined by the SBA regulations. A smaller enterprise is one that has a tangible net worth not exceeding $6.0 million and has after tax income not exceeding $2.0 million for the two most recent fiscal years. SBA regulations also provide alternative size standard criteria to determine eligibility, which depend on the industry in which the business is engaged and are based on such factors as the number of employees and gross sales. According to SBA regulations, SBICs may make long-term loans to small businesses, invest in the equity securities of such businesses and provide them with consulting and advisory services. Under existing SBA regulations, SBICs under common control have the ability to issue SBA guaranteed debentures up to a regulatory maximum amount of $350.0 million. Capital Fund II and Capital Fund III are each licensed by the SBA to operate as an SBIC and provide long-term loans to qualifying small businesses, and in connection therewith, make equity investments using the proceeds of SBA guaranteed debentures.
Capital Fund II
On September 28, 2012, Capital Fund II received a license to operate as a SBIC under the SBIC program and was able to borrow funds from the SBA in the form of SBA guaranteed debentures. For the years ended December 31, 2019, and 2018, Capital Fund II made $28.7 million and $14.5 million in principal repayments to the SBA, respectively. As of December 31, 2019, and 2018, the outstanding principal of the SBA guaranteed debentures issued to Capital Fund II was $64.2 million and $92.8 million, respectively. As Capital Fund II is past its investment period, it is no longer making any future commitments to new portfolio companies. Capital Fund II will only advance contractually agreed follow-on funds to existing portfolio companies, subject to Capital Fund II’s Investment Committee approval.
Capital Fund II is periodically examined by the SBA to determine its compliance with SBA regulations. If an SBIC fails to comply with applicable SBA regulations, the SBA could, depending on the severity of the violation, limit or prohibit that SBIC’s use of SBA guaranteed debentures, declare outstanding SBA guaranteed debentures immediately due and payable, and/or limit that SBIC from making new investments. In addition, SBICs may be limited in their ability to make profit distributions to investors if they do not have sufficient positive income calculated in accordance with SBA regulations. Capital Fund II was in material compliance with the terms of the SBA’s leverage requirements as of December 31, 2019, and 2018.
The interest rate of debenture borrowings by SBICs is set semiannually in March and September each year. For the period beginning in September 2013 to December 31, 2019, interest rates have ranged from 2.51% to 3.19%, excluding annual charges. Interest payments on SBA guaranteed debentures are payable semiannually. There are no principal payments required on SBA guaranteed debentures prior to maturity and no prepayment penalties, except that Capital Fund II will be required to pay interest through February 2020 even if a prepayment occurs prior to such date. SBA guaranteed debentures generally mature ten years after being borrowed. Based on the initial draw down date of February 2014 for Capital Fund II, the initial maturity of the SBA guaranteed debentures that remain outstanding will occur in March 2024. In addition, the SBA charges a fee that is set annually, depending on the Federal fiscal year the leverage commitment was issued by the SBA, regardless of the date that the leverage was drawn by the SBIC. The annual fees associated with Capital Fund II’s SBA guaranteed debentures range from 0.36% to 0.76%. The rates of borrowing on the Capital Fund II’s outstanding SBA guaranteed debentures range from 2.87% to 3.57% when including these annual fees.

As of December 31, 2019, and 2018, the total outstanding principal and the related unamortized loan fees for the SBA guaranteed debentures are as follows (in thousands):
	Capital Fund II
	December 31, 2019	December 31, 2018
SBA guaranteed debentures	$64,180	$92,835
Deferred financing cost	(1,034)	(1,847)
SBA guaranteed debentures, net	$63,146	$90,988
Interest expense associated with the loan fees was $0.8 million and $0.6 million for the years ended December 31, 2019, and 2018, respectively.
The maturity dates and fixed interest rates for Capital Fund II’s SBIC guaranteed debentures as of December 31, 2019, and 2018 are as follows (in thousands, except for interest rates):
Maturity Date	Long-Term Interest Rate	Annual Charge	Total Long-Term Interest Rate	December 31, 2019	December 31, 2018
3/1/2024	3.191%	0.355%	3.546%	$—	$10,000
9/1/2024	3.015%	0.355%	3.370%	29,080	35,400
3/1/2025	2.517%	0.355%	2.872%	14,100	14,100
9/1/2025	2.829%	0.742%	3.571%	—	12,335
3/1/2026	2.507%	0.742%	3.249%	21,000	21,000
				$64,180	$92,835
Capital Fund III
On September 27, 2017, Capital Fund III received a license to operate as an SBIC under the SBIC program and was able to borrow funds from the SBA in the form of SBA guaranteed debentures. During the year ended December 31, 2018, Capital Fund III drew an $83.0 million of SBA guaranteed debentures from the SBA. In connection with the draw, Capital Fund III incurred $2.8 million in financing costs. As of December 31, 2019, and 2018, the outstanding principal due on the SBA guaranteed debentures was $150.0 million.
Capital Fund III is periodically examined by the SBA to determine its compliance with SBA regulations. If an SBIC fails to comply with applicable SBA regulations, the SBA could, depending on the severity of the violation, limit or prohibit that SBIC’s draw down of additional SBA guaranteed debentures, declare outstanding SBA guaranteed debentures immediately due and payable, and/or limit the SBIC from making new investments. In addition, an SBIC may also be limited in its ability to make distributions to partners if the SBIC does not have sufficient profits calculated in accordance with SBA regulations. Capital Fund III was in compliance with the terms of the SBA’s leverage requirements as of December 31, 2019, and 2018.
The interest rate on borrowings by Capital Fund III under various draws from the SBA beginning in March 2017 ranged from 2.52% to 3.55%, excluding annual charges. Interest payments by SBICs guaranteed debentures are payable semiannually. There are no principal payments required on these issues prior to maturity and no prepayment penalties, except that Capital Fund III will be required to pay interest through February 2020 even if a prepayment occurs prior to such date. SBA guaranteed debentures generally mature ten years after being borrowed. The SBA charges a fee that is set annually, depending on the Federal fiscal year the leverage commitment was issued to the SBIC by the SBA, regardless of the date that the leverage was drawn by the SBIC. The annual fees related to Capital Fund III’s SBA guaranteed debentures ranged from 0.35% to 0.22%. The rates of borrowing on Capital Fund III’s outstanding SBA guaranteed debentures range from 2.87% to 3.77% when including these annual fees.

As of December 31, 2019, and 2018, the total outstanding principal and the related unamortized loan fees for the SBA guaranteed debentures are as follows (in thousands):
	Capital Fund III
	December 31, 2019	December 31, 2018
SBA guaranteed debentures	$150,000	$150,000
Deferred financing cost	(4,084)	(4,597)
SBA guaranteed debentures, net	$145,916	$145,403
Interest expense associated with the loan fees was $0.4 million for the years ended December 31, 2019, and 2018.
The maturity dates and fixed interest rates for Capital Fund III’s SBA guaranteed debentures as of December 31, 2019, and 2018 are summarized in the following tables (amounts in thousands, except for interest rates):
Maturity Date	Long-Term Interest Rate	Annual Charge	Total Long-Term Interest Rate	December 31, 2019	December 31, 2018
3/1/2027	2.845%	0.347%	3.192%	$40,000	$40,000
9/1/2027	2.518%	0.347%	2.865%	4,000	4,000
3/1/2028	3.187%	0.347%	3.534%	23,000	23,000
9/1/2028	3.548%	0.222%	3.770%	30,000	30,000
3/1/2029	3.113%	0.222%	3.335%	53,000	53,000
				$150,000	$150,000
There were no principal repayments against the Capital Fund III SBA guaranteed debenture during the years ended December 31, 2019, and 2018, respectively.
On January 9, 2020, the Capital Fund III SBIC guaranteed debentures and accrued interest through February 2020 was paid off with the proceeds received from the credit agreement entered into with Credit Suisse. See Note 11 Subsequent Events.
Credit Facility
Capital Fund IV
Capital Fund IV entered into a loan and security agreement with MUFG Union Bank, N.A., dated as of March 29, 2019 and as amended on June 3, 2019, and September 9, 2019 (the “Credit Facility”), to obtain a line of credit to bridge capital calls from limited partners and to meet short-term cash needs as determined by the general partner. The Credit Facility allowed Capital Fund IV to borrow up to $10.0 million in the aggregate, and in 2019, Capital Fund IV borrowed $8.2 million and incurred $0.3 million in financing fees, which were amortized on a straight-line basis over the term of the Credit Facility. If the relevant borrowing is a London Interbank Offered Rate (“LIBOR”) rate loan, the outstanding borrowing will bear interest at a per annum rate equal to (i) the 1-month LIBOR rate plus (ii) the LIBOR rate margin (as such terms are defined in the Credit Facility). All other borrowings under the Credit Facility will bear interest at a per annum rate equal to (i) the base rate plus (ii) the base rate margin (as such terms are defined in the Credit Facility). The LIBOR rate margin on the 2019 draw was 3.25%. The Credit Facility is generally secured by the assets of Capital Fund IV, including Capital Fund IV’s commitments from the general partner and limited partners. The Credit Facility includes customary covenants, including certain limitations on the incurrence by Capital Fund IV of additional indebtedness and certain financial covenants related to asset coverage and liquidity and other maintenance covenants, as well as customary events of default.
The Credit Facility originally matured on December 31, 2019, and as amended on January 2, 2020, the maturity date was extended to January 30, 2020, and on January 9, 2020, the Credit Facility was paid in full and terminated. See Note 11 Subsequent Events.

6.
Financial Highlights

The following presents financial highlights for the Limited Partners/Non-Managing Members of the Funds as a percentage of the Limited Partner’s/Non-Managing Members’ capital and the respective Internal Rate of Return (“IRR”):
For the Period Ended December 31, 2019	TCI(1)	Capital Fund II	Capital Fund III	Capital Fund IV	Sidecar Income Fund
Net investment income(2)	10.4%	12.4%	24.6%	6.3%	8.6%
Interest expense	83.1%	4.4%	6.1%	1.2%	0.0%
Management fee	0.0%	3.8%	4.9%	3.1%	0.0%
General and administrative	2.4%	0.6%	0.2%	1.4%	0.6%
Total operating expenses	85.5%	8.8%	11.1%	5.7%	0.6%
Carried interest allocation	0.0%	2.9%	4.8%	0.0%	1.6%
Total operating expenses and carried interest	85.5%	11.7%	15.9%	5.7%	2.2%
Internal Rate of Return (ITD)(4)	4.6%	15.9%	17.5%	5.2%	13.7%(3)

(1)
Interest expense for TCI is a result of the non-managing members’ notes. See Note 5.

(2)
Net investment income does not consider the carried interest allocation.

(3)
Sidecar Income Fund is a recent fund that has not been operating long enough to generate a meaningful IRR.

(4)
The IRR is represented as Inception to Date (ITD).

For the Period Ended December 31, 2018	TCI(1)	Capital Fund II	Capital Fund III	Capital Fund IV
Net investment income(2)	49.3%	15.9%	18.7%	-1.7%
Interest expense	134.6%	4.0%	3.9%	0.0%
Management fee	0.0%	3.8%	5.8%	1.5%
General and administrative	1.6%	0.9%	0.6%	0.1%
Total operating expenses	136.2%	8.7%	10.3%	1.6%
Carried interest allocation	0.0%	1.6%	4.1%	0.0%
Total operating expenses and carried interest	136.2%	10.3%	14.4%	1.6%
Internal Rate of Return December 31, 2018 (ITD)(4)	0.4%	16.2%	15.1%	0.0%(3)
Internal Rate of Return December 31, 2017 (ITD)(4)	-0.2%	18.2%	11.2%	N/A

(1)
Interest expense for TCI is a result of the limited partner notes. See Note 5.

(2)
Net investment income does not consider the carried interest allocation.

(3)
Capital Fund IV was formed in the fourth quarter of fiscal 2018 and has not been operating long enough to generate a meaningful IRR.

(4)
The IRR is represented as Inception to Date (ITD).

As a result of the structure under which the TCI was formed and the primary source of funding being obtained through the issuance of the TCI Notes, as described Note 5, the IRR disclosed above does not contemplate the interest earned by the TCI Note Holders. The TCI Note Holders receive between 8.5% and 10.0% interest annually.
The net investment income, operating expense and general partner’s carried interest allocation ratios are calculated for the limited partners taken as a whole. The ratios for each limited partner vary based on different management fee and carried interest arrangements.
IRR is a measure of discounted cash flows (inflows and outflows). Specifically, IRR is the discount rate at which the net present value of all cash flows is equal to zero. This means IRR is the discount rate at which the present value of total capital invested in each investment is equal to the present value of all realized returns from that investment. The IRR for each limited partner varies based on different management fee and carried interest arrangements.
The IRR is calculated based on the fair value of investments using principles and methods in accordance with U.S. GAAP and does not necessarily represent the amounts that may be realized from sales or other dispositions. Accordingly, the returns may vary upon realizations.
7.
Equity, Allocations and Distributions

TCI
TCI is authorized to offer and sell up to 160 Class A Units in exchange for a capital contribution of $50,000 per Unit ($10,000 in cash and $40,000 in commitments), to “accredited investors,” as that term is defined in Rule 501 of Regulation D pursuant to the Securities Act of 1933, as amended, pursuant to a subscription agreement to purchase Units acceptable in form and substance to the investment manager.
Once the Class A Members have received distributions in an amount sufficient to provide the Class A Members with a twenty percent (20%) IRR on their capital contributions, the investment manager shall have the option to acquire additional Class B Units at an exercise price of $100 in the aggregate so that the managing member owns a total of forty percent (40%) of the total number of outstanding Units as of such date. As of December 31, 2019, and 2018, the Class A Members had not received distributions in an amount sufficient to trigger the option to acquire additional Class B Units.
As each Member in TCI is issued a separate class of the TCI’s equity, per share information is not presented as such information is not considered meaningful to the TCI’s members.
The amount apportioned to a member shall be divided between such member and the managing member as described below:
•
First, to make tax advances to the Members, if and to the extent required;

•
Second, to pay 8% simple annual interest on the capital contributions contributed to TCI by the Class A Members, and will not begin to accrue until the date the Class A Member’s capital contribution is received by the manager;

•
Third, 20% to the Class B Members pro rata and 80% to the Class A Member’s in proportion to their respective unreturned capital contributions, until the unreturned capital contributions of all Class A Members have been reduced to zero; and

•
Fourth, to the Members in proportion to their Units.

Capital Fund II, Capital Fund III, Capital Fund IV and Sidecar Fund
Under the terms of Capital Fund II, Capital Fund III, Capital Fund IV, and Sidecar Fund’s partnership agreements, upon admittance to the applicable Fund, any new partners were required to contribute to such Fund their pro rata shares of all capital contributions made to such Fund prior to such time based upon their capital commitments.
Items of partnership income, gain, loss, expense or deduction are allocated to the partners in a manner such that the capital account of each partner is equal (proportionately) to the amount equal to the distributions that would be made to such partner if the Funds were dissolved and terminated and were to liquidate its assets and distribute the proceeds in liquidation under the terms of the agreement.
The amount apportioned to the limited partner shall be divided between such limited partner and the general partner for Capital Fund II and Capital Fund III as follows:
•
First, 100% to the partners until such partners (general partners and limited partners) have received aggregate distributions equal to 100% of their capital contributions to the partnership.

•
Second, 100% to the limited partners until the limited partners have received aggregate distributions equal to an 8% return on their capital contributions to the partnership.

•
Third, 50% to the limited partners and fifty percent to the general partner until the general partner has received, in the aggregate, 20% (1) of the sum of the distributions.

•
Thereafter, 80% to the limited partners and 20%1 to the general partner.

•
The General Partner has the ability to lower the carry percentage for certain investors.

Upon such liquidation of the Capital Fund IV, the remaining proceeds, if any, shall be distributed as follows:
•
First, 100% to the partners until such partners have received aggregate distributions equal to 100% of their capital contributions to the partnership.

•
Second, 100% to the partners until the partners have received aggregate distributions equal to an 8% return on their capital contributions to the partnership.

•
Third, 100% to the general partner until the general partner has received, in the aggregate, 20% of the sum of the distributions.

•
Thereafter, 80% to the limited partners and 20% to the general partner.

Upon such liquidation of the Sidecar Income Fund, the remaining proceeds, if any, shall be distributed as follows:
•
First, as pertains to fees paid by third party lessees or borrowers under the leases and loans, interest paid by third party lessees or borrowers under the eases and loans, and any amounts received by the Sidecar Income Fund upon the exercise of warrants issued by third party lessees or borrowers under the leases and loans and allocated to the Sidecar Income Fund will be paid 85% to limited partners in proportion to their percentage interest in the Sidecar Income Fund and 15% to the general partner.

•
Second, amounts arising from the repayment of principal paid by third party lessees or borrowers under leases and loans, will be paid 100% to limited partners in proportion to their percentage interest in the Sidecar Income Fund. The general partner has the ability to lower the carry percentage for certain investors.

The total carried interest balances as of December 31, 2019, and 2018 for Capital Fund II, Capital Fund III, Capital Fund IV and Sidecar Income Fund is noted in the table below (in thousands). TCI did not have carried interests as of December 31, 2019, and 2018. Capital Fund IV did not have carried interests as of December 31, 2019,and 2018.
	Capital Fund II		Capital Fund III		Sidecar Income Fund
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
Carried profits interests	$13,531	$11,416	$8,714	$4,317	$169

8.
Commitments and Contingencies

The Funds may, from time to time, be involved in litigation arising out of its operations in the normal course of business or otherwise. Furthermore, third parties may try to impose liability on the Funds in connection with the activities of its portfolio companies. While the outcome of any current legal proceedings cannot at this time be predicted with certainty, the Funds do not expect any current matters will materially affect its financial condition or results of operations; however, there can be no assurance whether any pending legal proceedings will have a material adverse effect on the Funds’ financial condition or results of operations in any future reporting period.
The limited partners or non-managing members of each Fund are not liable for the expenses, liabilities or obligations of such Fund and the liability of each limited partner and non-managing members shall be limited solely to the amount of its capital account as provided under the applicable partnership or limited liability company agreement.
An investment in any of the Funds involves various risks, including the risk of a partial or total loss of capital. The Funds are intended for long term investors who can accept the risks associated with investing in

1
There are side-letters with certain limited partners of Capital Fund II that provide for a 15% carried interest allocation.

securities that generally have an illiquid market. While the general partner and managing member will attempt to attain the investment objective of the Funds through its research and portfolio management skills, there is no guarantee of successful performance or that the Funds’ investment objective or a positive return can be reached. As a general rule, investors can expect that investments with higher return potential will also have higher potential risk of loss of capital. The Funds are not balanced investment programs for an investor’s portfolio diversification needs. Each Fund may be deemed to be a speculative investment and is not intended as a complete investment program. The Funds’ governing documents provide a complete summary of all the risks involved.
The Funds enter into various securities transactions and other arrangements some of which contain certain indemnifications. The maximum exposure under these arrangements is not known as the Funds have not had a history of claims or losses and believes any risk of loss to be unlikely.
TCI, Capital Fund II, Capital Fund IV and Sidecar Fund did not have any unfunded commitments to their respective portfolio companies as of December 31, 2019, and 2018. Capital Fund III had total unfunded commitments to certain of its portfolio companies of $2.3 million and $6.0 million as of December 31, 2019, and 2018, respectively.
9.
Related Party Transactions

The general partners and managing member are entitled to their respective carried interest in the profits and losses of the Funds. See Note 7 for the carried interest allocations as of December 31, 2019, and 2018. Capital Fund II, Capital Fund III, and Sidecar have distributed $5.9 million and $3.3 million and $8.0 million, respectively, to general partners since commencement of the Funds as of December 31, 2019. Capital Fund II and Capital Fund III distributed $5.0 million and $1.3 million, respectively, to general partners since commencement of the Funds as of December 31, 2018. There has been no carried interest distributed from TCI, Capital Fund IV and Sidecar Income Fund to the managing member/general partner from the commencement of each Fund through December 31, 2019.
The Funds will pay or reimburse the managing member/general partner for all Fund expenses incurred in connection with the applicable Fund’s activities, investments and business. Fund expenses generally include custodial, legal, audit and tax preparation, accounting, consulting, and expenses associated with maintaining each Fund’s financial books and records, calculating net asset value and preparing each Fund’s financial statements, tax returns and forms K-1.
The following management fee structure was in place for each Fund as of December 31, 2019, and 2018:
Management Fees
Fund	Rate	Description
TCI	(1)
Capital Fund II	2%	Assets under management as of the start of each quarter
Capital Fund III	2%	Regulatory capital plus assumed leverage(2)
Capital Fund IV	2%	Committed capital plus debt drawn as of the end of each quarter
Sidecar Income Fund	(1)

(1)
TCI and Sidecar Income Fund are not subject to management fees.

(2)
Regulatory capital equals two times contributed capital. Assumed leverage is the outstanding obligation on the SBA guaranteed debentures.

As of December 31, 2019, and 2018 there are no amounts payable under the management agreements noted above.
As disclosed in Note 5, TCI issued promissory notes initially totaling $32.7 million to related parties for the purpose of funding investments. The TCI Notes are secured by collateral agreements assigning interests in TCI’s loan and lease interests. As of December 31, 2019, and 2018, TCI was in compliance with its collateral agreements.
As of December 31, 2018, Capital Fund III had a deposit of $1.0 million at a financial institution that has a limited partner investment of $2.0 million in Capital Fund II. Capital Fund II and Capital Fund III maintain operating deposit accounts at a financial institution that is also a limited partner of $4.2 and $2.0 million, respectively, as of December 31, 2019, and 2018.
In November 2019, TCI sold specific debt investments to Capital Fund IV for $0.2 million which approximates cost. This was done under the direction of the General Partner of TCI and Capital Fund IV in order to provide operating cash to TCI. In December 2019, TCI advanced $0.2 million to Trinity SBIC Management, LLC which was subsequently repaid in January 2020.
In the fourth quarter 2019, Capital Fund II sold its position in an equity investment at the investment’s cost of $3.6 million to Capital Fund IV in order to realign the co-investment in accordance with SBA requirements. At the time of the sale, the cost of the position was higher than its $2.6 million fair value. Capital Fund IV recorded a change in unrealized loss of $1.0 million on the transaction. See Note 11 Subsequent Events.
As of December 31, 2018, $0.2 million was due from Capital Fund II to TCI related to payments received by Capitals Fund II for which TCI is part of the co-investment. As of December 31, 2019, there were no amounts due to/from affiliated Funds.
10.
Recently Issued or Adopted Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements under ASC 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the ASC. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. Under the guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The guidance will significantly enhance comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets. Additionally, the guidance requires improved disclosures as to the nature, amount, timing and uncertainty of revenue that is recognized. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarified the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which clarified the implementation guidance regarding performance obligations and licensing arrangements. In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606) — Narrow-Scope Improvements and Practical Expedients, which clarified guidance on assessing collectability, presenting sales tax, measuring noncash consideration, and certain transition matters. In December 2016, the FASB issued ASU No. 2016-20, Revenue from Contracts with Customers (Topic 606) — Technical Corrections and Improvements, which provided disclosure relief, and clarified the scope and application of the new revenue standard and related cost guidance. The guidance is effective for the annual reporting period beginning after December 15, 2017, including interim periods within that reporting period. The Funds adopted this ASU effective January 1, 2018. Substantially all of the Funds’ income is not within the scope of ASU 2014-09. For those income items that are within the scope (primarily fee income), the Funds have similar performance obligations as compared with deliverables and separate units of account previously identified. As a result, the Fund’s timing of its income recognition remains the same and the adoption of the standard was not material.
In February 2016, the FASB issued ASU 2016-02, Leases, which requires lessees to recognize on the balance sheet a right-of-use asset, representing its right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases. The standard requires the use of a modified retrospective transition approach, which includes a number of optional practical expedients that entities may elect to apply. The guidance is effective for annual periods beginning after December 15, 2020, and interim periods therein. Early adoption is permitted. The Funds have early adopted this ASU in the periods ended December 31, 2018. Since the Funds are not party to lease arrangements in the capacity of a lessee, there is no impact of this standard to the Funds.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), which is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2017, and interim periods therein. The Funds have adopted ASU 2016-15 effective January 1, 2018 and the impact of the adoption of this accounting standard on the Funds’ financial statements was not material.
In March 2017, the FASB issued ASU 2017-08, Premium Amortization and Purchased Callable Debt Securities, or ASU 2017-08, which shortens the amortization period for the premium on certain purchased callable debt securities to the earliest call date. ASU 2017-08 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption of during the interim periods. Effective January 1, 2020, the Funds have adopted ASU 2017-08 for their interim and annual periods, and the impact of the adoption of this accounting standard on the Funds’ financial statements was not material.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), which is intended to improve fair value and defined benefit disclosure requirements by removing disclosures that are not cost beneficial, clarifying disclosures’ specific requirements, and adding relevant disclosure requirements. The amendments take effect for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Funds elected to early adopt ASU 2018-13 in the current annual period for the year or period ended December 31, 2019 and the impact of adoption of this accounting standard on the Funds’ financial statements was not material. Fair value disclosures included in these notes to the financial statements have been prepared in compliance with ASU 2018-13.
From time to time, new accounting pronouncements are issued by the FASB or other standards setting bodies that are adopted by the Funds as of the specified effective date. We believe that the impact of recently issued standards and any that are not yet effective will not have a material impact on the financial statements upon adoption.
11.
Subsequent Events

The general partners/managing member evaluated the activity of the Funds through March 12, 2020 issuance. Other than the items below, there have been no subsequent events that occurred during the period that would require recognition or disclosure.
Credit Facility
The Credit Facility between Capital Fund IV and MUFG Union Bank, N.A. originally matured on December 31, 2019, and as amended on January 2, 2020, the maturity date was extended to January 30, 2020, and on January 9, 2020, the Credit Facility was paid in full and terminated.
Credit Agreement
On January 8, 2020, Capital Fund II, Capital Fund III and Capital Fund IV entered into a $300 million Credit Agreement (the “CS Credit Agreement”), with Credit Suisse AG (“Credit Suisse”). An aggregate amount of approximately $190 million was outstanding under the CS Credit Agreement prior to the completion of the Formation Transactions and the Private Offerings (as defined below). Trinity Capital used a portion of the proceeds of the Private Offerings to repay a portion of such aggregate amount outstanding in an amount of approximately $60 million. As a result, as of March 12, 2020, an aggregate amount of approxmately $130 million is outstanding under the CS Credit Agreement.
On January 9, 2020, the proceeds of the CS Credit Agreement, in addition to cash from Capital Fund II and Capital Fund III was used to repay the outstanding principal and interest due to the SBA for the guaranteed debentures. On January 10, 2020 the SBA surrendered the SBA licenses for Capital Fund II and Capital Fund III in full.
On January 10, 2020, Capital Fund IV received proceeds of $3.6 million from the sale of its positions in an equity investment to Capital Fund II. The sale price of the investment was equal to cost of $3.6 million. At the time of sale, Capital Fund IV recorded a $1.0 million change in unrealized gain on the transaction and Capital Fund II recorded a $1.0 million change in unrealized loss on the transaction. See Note 9 Related Party Transaction.

On January 16, 2020, in connection with the Formation Transactions, through Trinity Capital’s wholly owned subsidiary, Trinity Funding 1, LLC, Trinity Capital became a party to, and assumed, the CS Credit Agreement and may utilize the leverage available thereunder to finance future investments. The CS Credit Agreement matures on January 8, 2022, unless extended, and Trinity Capital can borrow up to an aggregate of $300.0 million. Borrowings under the CS Credit Agreement generally will bear interest at a rate of the three-month LIBOR plus 3.25%. The CS Credit Agreement includes customary covenants, including certain limitations on the incurrence by Trinity Capital of additional indebtedness and on Trinity Capital’s ability to make distributions to its shareholders, or redeem, repurchase or retire shares of stock, upon the occurrence of certain events and certain financial covenants related to asset coverage and liquidity and other maintenance covenants, as well as customary events of default.
Private Offerings
Private Common Stock Offering
On January 16, 2020, Trinity Capital completed a private offering of shares of its common stock, par value $0.001, in reliance upon the available exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which Trinity Capital issued and sold approximately 7.0 million shares of its common stock for aggregate gross proceeds of approximately $105 million (the “Private Common Stock Offering”). Keefe, Bruyette & Woods, Inc. (“KBW”) acted as the initial purchaser and placement agent in connection with the Private Common Stock Offering pursuant to a Purchase/Placement Agreement, dated January 8, 2020 (the “Private Common Stock Purchase Agreement”), by and between Trinity Capital and KBW. Pursuant to the Private Common Stock Purchase Agreement, Trinity Capital granted KBW an option to purchase or place up to an additional approximately 1.3 million shares of our Common Stock within 30 days of the date of the Private Common Stock Purchase Agreement to cover additional allotments, if any, made by KBW. The option was exercised in full on January 29, 2020 for additional gross proceeds of $20 million.
Note Offering
Concurrent with the completion of the Private Common Stock Offering, on January 16, 2020, Trinity Capital completed a private offering of $105 million in aggregate principal amount of our 7.00% Notes due 2025 (the “Notes”) in reliance upon the available exemptions from the registration requirements of the Securities Act (the “144A Note Offering,” and together with the Private Common Stock Offering, the “Private Offerings”). KBW acted as the initial purchaser in connection with the Note Offering pursuant to a Purchase Agreement, dated January 8, 2020 (the “Note Purchase Agreement”), by and between Trinity Capital and KBW. Pursuant to the Note Purchase Agreement, Trinity Capital granted KBW an option to purchase or place up to an additional $20 million in aggregate principal amount of the Notes within 30 days of the date of the 144A Note Purchase Agreement to cover additional allotments, if any, made by KBW. The option was exercised in full on January 29, 2020 for additional gross proceeds of $20 million.
The Notes were issued pursuant to an Indenture dated as of January 16, 2020 (the “Base Indenture”), between Trinity Capital and U.S. Bank National Association, as trustee (the “Trustee”), and a First Supplemental Indenture, dated as of January 16, 2020 (the “First Supplemental Indenture” and together with the Base Indenture, the “Indenture”), between Trinity Capital and the Trustee. The Notes mature on January 16, 2025 (the “Maturity Date”), unless repurchased or redeemed in accordance with their terms prior to such date. The Notes are redeemable, in whole or in part, at any time, or from time to time, at our option, on or after January 16, 2023 at a redemption price equal to 100% of the outstanding principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of redemption. The holders of the Notes do not have the option to have the Notes repaid or repurchased by Trinity Capital prior to the Maturity Date of the Notes.
The Notes bear interest at a rate of 7.00% per year payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2020. The Notes are direct, general unsecured obligations of Trinity Capital and will rank senior in right of payment to all Trinity Capital’s future indebtedness or other obligations that are expressly subordinated, or junior, in right of payment to the Notes. The Notes will rank pari passu, or equal, in right of payment with all of Trinity Capital’s existing and future indebtedness or other obligations that are not so subordinated, or junior. The Notes will rank effectively subordinated, or junior, to any of Trinity Capital’s future secured indebtedness or other obligations (including unsecured indebtedness that

Trinity Capital later secure) to the extent of the value of the assets securing such indebtedness. The Notes will rank structurally subordinated, or junior, to all existing and future indebtedness and other obligations (including trade payables) incurred by Trinity Capital’s subsidiaries, financing vehicles or similar facilities including, without limitation, borrowings under the CS Credit Agreement.
The Indenture contains certain covenants, including covenants requiring Trinity Capital to (i) comply with the asset coverage requirements of the 1940 Act, whether or not Trinity Capital is subject to those requirements, and (ii) provide financial information to the holders of the Notes and the Trustee if Trinity Capital is no longer subject to the reporting requirements under the Securities Exchange Act of 1934, as amended. These covenants are subject to important limitations and exceptions that are described in the Indenture.
Formation Transactions
On January 16, 2020, following the completion of the Private Offerings, Trinity Capital completed the Formation Transactions and issued approximately 9.2 million shares at a per share price of $15.00 per share and paid $108.7 million in cash to existing members/limited partners and noteholders of the Trinity Funds in exchange for their limited partner interests or membership interests in the Trinity Funds and settlement of outstanding balances to noteholders of the Trinity Funds, as applicable, for total merger consideration of $246.4 million. Specifically, Trinity Capital (i) issued approximately 0.3 million shares at a per share price of $15.00 per share and paid $0.8 million in cash to existing non-managing members of TCI in exchange for their membership interests in TCI; (ii) issued approximately 1.0 million shares at a per share price of $15.00 per share and paid $6.2 million in cash to noteholders of TCI in settlement of outstanding balances of noteholders in TCI; (iii) issued approximately 1.5 million shares at a per share price of $15.00 per share and paid $50.0 million in cash to existing limited partners and the general partner of the Capital Fund II in exchange for their partnership interests in the Capital Fund II; (iv) issued approximately 4.0 million shares at a per share price of $15.00 per share and paid $37.5 million in cash to existing limited partners and the general partner of the Capital Fund III in exchange for their partnership interests in the Capital Fund III; (v) issued approximately 1.8 million shares at a per share price of $15.00 per share and paid $10.2 million in cash to existing limited partners and the general partner of the Capital Fund IV in exchange for their partnership interests in the Capital Fund IV; and (vi) issued approximately 0.5 million shares at a per share price of $15.00 per share and paid $4.0 million in cash to existing limited partners and the general partner of the Sidecar Income Fund in exchange for their partnership interests in the Sidecar Income Fund. In conjunction with the acquisition of the equity interests of Trinity Capital Holdings, Trinity Capital assumed $3.5 million in severance related liabilities due to a former partner of the Trinity Funds.

TRINITY CAPITAL INC.
[•] Shares of Common Stock

PRELIMINARY PROSPECTUS

[*]
[•] , 2020

TRINITY CAPITAL INC.
PART C
OTHER INFORMATION
Item 25.   Financial Statements and Exhibits
(1)
Financial Statements

The following financial statements of Trinity Capital Inc. are provided in Part A of this Registration Statement:
INTERIM FINANCIAL STATEMENTS
AUDITED FINANCIAL STATEMENTS
Page
Legacy Funds
The financial statements for the year ended December 31, 2018 are for Trinity Capital Investment, LLC, Trinity Capital Fund II, L.P., Trinity Capital Fund III, L.P. and Trinity Capital Fund IV, L.P.
The financial statements for the year ended December 31, 2019 are for Trinity Capital Investment, LLC, Trinity Capital Fund II, L.P., Trinity Capital Fund III, L.P., Trinity Capital Fund IV, L.P. and Trinity Sidecar Income Fund, L.P.

Report of Independent Registered Public Accounting Firm	F-51
Statements of Assets and Liabilities as of December 31, 2019	F-52
Statements of Assets and Liabilities as of December 31, 2018	F-53
Statements of Operations for the Year or the Period Ended December 31, 2019	F-54
Statements of Operations for the Year or the Period Ended December 31, 2018	F-55
Statements of Changes in Members’ Equity and Partners’ Capital for the Year or the Period Ended December 31, 2019 and for the Year or the Period Ended December 31, 2018	F-56
Statements of Cash Flows for the the Year Ended December 31, 2019 and for the Year Ended December 31, 2018	F-61

(2)
Exhibits

(a)	Articles of Amendment and Restatement (incorporated by reference to exhibit 3.1 to the Company’s Registration Statement on Form 10 filed on January 16, 2020).
(b)	Bylaws (incorporated by reference to exhibit 3.2 to the Company’s Registration Statement on Form 10 filed on January 16, 2020).
(c)	Not Applicable.
(d)(1)	Registration Rights Agreement, dated January 16, 2020 (Common Stock) (incorporated by reference to exhibit 4.1 to the Company’s Registration Statement on Form 10 filed on January 16, 2020).
(d)(2)	Registration Rights Agreement, dated January 16, 2020 (Notes) (incorporated by reference to exhibit 4.2 to the Company’s Registration Statement on Form 10 filed on January 16, 2020).
(d)(3)	Indenture, dated as of January 16, 2020, by and between Trinity Capital Inc. and U.S. Bank National Association, as trustee (incorporated by reference to exhibit 4.3 to the Company’s Registration Statement on Form 10 filed on January 16, 2020).
(d)(4)	First Supplemental Indenture, dated as of January 16, 2020, relating to the 7.00% Notes due 2025, by and between Trinity Capital Inc. and U.S. Bank National Association, as trustee (incorporated by reference to exhibit 4.4 to the Company’s Registration Statement on Form 10 filed on January 16, 2020).
(d)(5)	Form of 7.00% Note due 2025 (incorporated by reference to Exhibit (d)(4) hereto).
(e)	Distribution Reinvestment Plan (incorporated by reference to exhibit 10.11 to the Company’s Registration Statement on Form 10 filed on January 16, 2020).
(f)	Not Applicable.
(g)	Not Applicable.
(h)	Form of Underwriting Agreement.**
(i)	Not Applicable.
(j)	Custody and Account Agreement, dated as of January 8, 2020, by and between the Registrant and Wells Fargo Bank, National Association (incorporated by reference to exhibit 10.14 to the Company’s Registration Statement on Form 10 filed on January 16, 2020).
(k)(1)	Credit Agreement, dated as of January 8, 2020, with Credit Suisse AG (incorporated by reference to exhibit 10.1 to the Company’s Registration Statement on Form 10 filed on January 16, 2020).
(k)(2)	Sale and Contribution Agreement, dated as of January 8, 2020 (incorporated by reference to exhibit 10.2 to the Company’s Registration Statement on Form 10 filed on January 16, 2020).
(k)(3)	Security Agreement, dated as of January 8, 2020 (incorporated by reference to exhibit 10.3 to the Company’s Registration Statement on Form 10 filed on January 16, 2020).
(k)(4)	Servicing Agreement, dated as of January 8, 2020 (incorporated by reference to exhibit 10.4 to the Company’s Registration Statement on Form 10 filed on January 16, 2020).
(k)(5)	Custodial Agreement, dated as of January 8, 2020 (incorporated by reference to exhibit 10.5 to the Company’s Registration Statement on Form 10 filed on January 16, 2020).
(k)(6)	Employment Offer Letter, dated January 16, 2020, by and between the Registration and Steven L. Brown (incorporated by reference to exhibit 10.6 to the Company’s Registration Statement on Form 10 filed on January 16, 2020).

(k)(7)	Employment Offer Letter, dated January 16, 2020, by and between the Registration and Kyle Brown (incorporated by reference to exhibit 10.7 to the Company’s Registration Statement on Form 10 filed on January 16, 2020).
(k)(8)	Employment Offer Letter, dated January 16, 2020, by and between the Registration and Gerald Harder (incorporated by reference to exhibit 10.8 to the Company’s Registration Statement on Form 10 filed on January 16, 2020).
(k)(9)	Form of Indemnification Agreement (Directors) (incorporated by reference to exhibit 10.12 to the Company’s Registration Statement on Form 10 filed on January 16, 2020).
(k)(10)	Form of Indemnification Agreement (Officers) (incorporated by reference to exhibit 10.13 to the Company’s Registration Statement on Form 10 filed on January 16, 2020).
(k)(11)	Transfer Agency Agreement and Registrar Services Agreement, dated November 1, 2019, by and between the Registrant and American Stock Transfer & Trust Company, LLC (incorporated by reference to exhibit 10.15 to the Company’s Registration Statement on Form 10 filed on January 16, 2020).
(l)	Opinion and Consent of Eversheds Sutherland (US) LLP.**
(n)	Consent of Ernst & Young LLP.**
(o)	Not Applicable.
(p)	Not Applicable.
(q)	Not Applicable.
(r)	Code of Ethics (incorporated by reference to exhibit 14.1 to the Company’s Registration Statement on Form 10 filed on January 16, 2020).

*
Filed herewith.

**
To be filed by amendment.

Item 26.   Marketing Arrangements
The information contained under the heading “Underwriting” in this registration statement is incorporated herein by reference.
Item 27.   Other Expenses of Issuance and Distribution
Amount in thousands
U.S. Securities and Exchange Commission registration fee	$	[•]
FINRA Filing Fee		[•]
Nasdaq Global Select Market listing fees		[•]
Printing expenses(1)		[•]
Legal fees and expenses(1)		[•]
Accounting fees and expenses(1)		[•]
Miscellaneous fees and expenses(1)		[•]
Total(1)	$	[•]

(1)
These amounts are estimates.

All of the expenses set forth above shall be borne by the Registrant.
Item 28.   Persons Controlled by or Under Common Control
The information contained under the headings “Business,” “Management,” “Certain Relationships and Related-Party Transactions” and “Control Persons and Principal Stockholders” in this Registration Statement is incorporated herein by reference.

In connection with the Formation Transactions, Trinity Capital Holdings, LLC, a Delaware limited liability company, and Trinity Funding 1, LLC, a Delaware limited liability company, became wholly owned subsidiaries of the Registrant on January 16, 2020.
Item 29.   Number of Holders of Securities
The following table sets forth the approximate number of record holders of our common stock as of [•], 2020.
Title of Class	Number of Record Holders
Common Stock	221
Item 30.   Indemnification
Section 2-418 of the Maryland General Corporation Law allows for the indemnification of officers, directors and any corporate agents in terms sufficiently broad to indemnify these persons under certain circumstances for liabilities, including reimbursement for expenses, incurred arising under the Securities Act. Our certificate of incorporation and bylaws provide that we shall indemnify our directors and officers to the fullest extent authorized or permitted by law and this right to indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, we are not obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by the person unless the proceeding (or part thereof) was authorized or consented to by the Board. The right to indemnification conferred includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.
So long as we are regulated under the 1940 Act, the above indemnification is limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct.
We will indemnify each Indemnitee against any liabilities relating to the offering of our common stock or our business, operation, administration or termination, if the Indemnitee acted in good faith and in a manner it believed to be in, or not opposed to, our interests and except to the extent arising out of the Indemnitee’s gross negligence, fraud or knowing and willful misconduct. We may pay the expenses incurred by the Indemnitee in defending an actual or threatened civil or criminal action in advance of the final disposition of such action, provided the Indemnitee agrees to repay those expenses if found by adjudication not to be entitled to indemnification.
We have entered into indemnification agreements with our directors and executive officers. The indemnification agreements are intended to provide our directors and executive officers with the maximum indemnification permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that we will indemnify the director or executive officer who is a party to the agreement, including the advancement of legal expenses, if, by reason of his or her corporate status, such director or executive officer is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in our right, to the maximum extent permitted by Maryland law and the 1940 Act.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Item 31.   Business and Other Connections of Investment Advisor.
Not applicable.
Item 32.   Location of Accounts and Records.
All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:
(1)   The Registrant, 3075 West Ray Road, Suite 525, Chandler, Arizona 85226;
(2)   The custodian, Wells Fargo Bank, National Association, 600 S. 4th St., Minneapolis, Minnesota 55479; and
(3)   The transfer agent, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219.
Item 33.   Management Services
Not Applicable.
Item 34.   Undertakings
(1)   We undertake to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10% from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.
(2)   Not applicable.
(3)   Not applicable.
(4)   Not applicable.
(5)   We undertake that:
(a)
For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)   Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chandler, and the State of Arizona on the [•] day of [•], 2020.
TRINITY CAPITAL INC.
By:

Name:
Steven L. Brown

Title:
Chairman and Chief Executive Officer

POWER OF ATTORNEY
Each officer and director of Trinity Capital Inc. whose signature appears below constitutes and appoints Steven L. Brown, Scott Harvey and Sarah Stanton, and each of them to act without the other, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute and file any or all amendments including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on [•], 2020.
Name	Title
Steven L. Brown	Chairman and Chief Executive Officer (Principal Executive Officer)
Susan Echard	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
Kyle Brown	Director, President and Chief Investment Officer
Edmund G. Zito	Director
Richard R. Ward	Director
Ronald E. Estes	Director